Filed Pursuant to Rule 424(b)(1)
Registration No. 333-181711

Prospectus

91,304,348 shares

Common stock in the form of shares or American Depositary Shares

We are offering 91,304,348 shares of common stock in the form of shares or American Depositary Shares (“ADSs”). This prospectus relates to an offering by the international underwriters of 45,797,349 shares in the form of ADSs in the United States and elsewhere outside Chile. The Chilean placement agents are offering 45,506,999 shares in Chile. Each ADS represents three shares of our common stock. The ADSs initially will be evidenced by American Depositary Receipts (“ADRs”).

All of the shares of common stock will be sold initially through a book auction on the Santiago Stock Exchange in a process known as subasta de un libro de órdenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange. All orders of shares of common stock made by prospective purchasers, including by the international underwriters for purposes of the international offering, must be placed through an authorized Chilean broker under Chilean law. See “Order Book Auction.” The shares of common stock awarded to the international underwriters in the subasta de un libro de órdenes will be eligible for deposit in our ADS facility, subject to the terms of our deposit agreement dated as of June 21, 2012 (the “Deposit Agreement”). See “Underwriting.”

We have applied for listing of the ADSs on the New York Stock Exchange under the symbol “CNCO” Our shares are listed on the Santiago Stock Exchange, the Bolsa Electronica de Chile and the Valparaiso Stock Exchange under the symbol “CENCOSUD.” On June 20, 2012, the last reported sale price of the shares on the Bolsa Electronica de Chile and the Santiago Stock Exchange was Ch$2,764.17 and Ch$2,793 per share, respectively. On June 21, 2012, the last reported sale price of the shares on the Valparaiso Stock Exchange was Ch$2,760 per share. See “Underwriting” for a discussion of factors considered in determining the price to the public of the ADSs.

	Per ADS(1)		ADSs(1)		Per Share(2)		Shares(2)

Public offering price	U.S.$	15.61	U.S.$	238,342	Ch$	2,600	Ch$	118,318

Underwriting discount(3)	U.S.$	0.2949	U.S.$	4,502	Ch$	49.1140	Ch$	1,341

Proceeds to us, before expenses	U.S.$	15.3179	U.S.$	233,839	Ch$	2,550.8860	Ch$	116,083

(1)	In thousands of U.S. dollars.

(2)	In millions of Chilean pesos.

(3)	Not including the discretionary incentive fee of 0.47% of the gross proceeds of the global offering (the “incentive fee”). See “Underwriting.”

We have also granted the international underwriters an option for a period of 30 days to purchase up to 13,695,652 additional shares at the public offering price, less the underwriting discount, to cover over-allotments.

The global offering is part of a capital increase of 270,000,000 shares of our common stock approved by our shareholders on April 29, 2011, of which 27,000,000 shares, or 10% of such capital increase, have been reserved for our employee stock option plan. In connection with the capital increase, we are required by Chilean law to make a preemptive rights offering to our existing shareholders of the remaining 243,000,000 shares of our common stock. In the preemptive rights offering, we will be offering existing holders of shares of our common stock the right to subscribe for newly issued shares of common stock at the price at which shares of common stock, in the form of shares, are being offered in Chile. The Company plans to commence the global offering prior to the commencement of the preemptive rights offering. The preemptive rights offering in Chile will commence on June 22, 2012 and must remain open for 30 days. Our controlling shareholders have waived their rights with respect to 105,000,000 shares of common stock subject to such preemptive rights offering and these shares have been made available for the global offering and the international underwriters’ over-allotment option. See “Preemptive Rights Offering.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 27.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	UBS Investment Bank
Morgan Stanley	Credit Suisse

BBVA	Santander

June 21, 2012.

We are a leading multi-format and multi-brand retailer1…

cencosud

Supermarkets

Department Stores

Home Improvement

Shopping Centers

[1]	Based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. See “Business—Our Business” and “Industry Overview and Competition.”

…with operations across South America’s largest markets.2

NOTE: The summary information noted above makes reference to our operations in each of our markets, as of March 31, 2012. See “Summary Financial and Other Information.”

[2]	As measured by population and Gross Domestic Product.

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We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus has been prepared on the basis that all offers of ADSs will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states (each, a “Relevant Member State”) of the European Economic Area, or EEA, from the requirement to produce a prospectus for offers of the ADSs. Accordingly, any person making or intending to make any offer within the EEA of ADSs which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for the sellers of the ADSs or any of the underwriters to produce a prospectus for such offer. Neither the sellers of the ADSs nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for the sellers of the ADSs or the underwriters to publish a prospectus for such offer. “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The distribution of this prospectus and the offering and sale of the ADSs in certain jurisdictions may be restricted by law. We and the international underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the ADSs in any jurisdiction in which such offer or invitation would be unlawful.

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Summary

This summary highlights selected information about us and the ADSs that we are offering. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our Audited Consolidated Financial Statements and the related notes the Unaudited Interim Consolidated Financial Statements, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

Our business

We believe we are a leading multi-brand retailer in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. See “Business—Our Business” and “Industry Overview and Competition” for more explanation on the methodology we use to calculate our market position in such sectors and countries. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We are headquartered in Chile and have operations in Chile, Argentina, Brazil, Colombia and Peru. Our business consists of six segments, including four retail segments, which allows us to reach a wide range of customers offering various combinations of products, price, quality and service. We seek to increase operations through organic growth and acquisitions in Brazil and Peru, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in “Business—Our Business” and “Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina and Peru, with 25 shopping malls representing 566,442 square meters of gross leasable area as of March 31, 2012, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

For the year ended December 31, 2011, we had 826 stores and shopping centers with an aggregate of 3,131,729 square meters selling space and had assets of Ch$7,656,561 million, liabilities of Ch$4,686,927 million, net earnings attributable to controlling shareholders of Ch$285,915 million, and shareholders’ equity of Ch$2,874,438 million.

Throughout our 35-year history of growth we have developed, acquired, integrated and expanded several retail businesses with strong brands in the various markets where we operate. Since January 1, 2005, we have grown our total number of stores and shopping centers from 425 to 906 and the total selling space of our retail stores and shopping centers from 1,433,838 to 3,302,564 square meters. In addition, over the same period, we completed several strategic acquisitions that have significantly increased the size and geographic scope of our operations.

We believe that our strategy of operating as an integrated multi-format and multi-brand retailer, combined with our broad product offering and portfolio of brands has been one of the key strategic advantages in the successful growth of our businesses. Today we operate a diversified operational and geographic footprint across Latin American markets with highly attractive demographics and strong macroeconomic fundamentals. We believe that our broad presence and our competitive position across key markets will continue to allow us to consolidate the retail market and to benefit from the expected strong growth in underpenetrated retail markets such as Brazil and Peru.

The following table presents our total number of stores and shopping centers by country as of March 31, 2012:

	Chile	Argentina	Brazil	Peru	Colombia	Total

Supermarkets	191	272	189	74	—	726
Home improvement stores	29	48	—	—	4	81
Department stores	74	—	—	—	—	74
Shopping centers	9	14	—	2	—	25
Total	303	334	189	76	4	906

In summary, highlights of our commercial activities up to March 31, 2012 include:

•	906 stores and shopping centers as of March 31, 2012, an increase of 113% compared to 425 stores and shopping centers as of January 1, 2005.

•	3.3 million square meters of selling space as of March 31, 2012, an increase of 130% compared to 1.4 million square meters as of January 1, 2005.

•	More than 800 million people visited our stores and shopping centers in 2011, completing a total of 661 million transactions.

•	More than 450 thousand products offered through diversified business segments and 15 brand names present in five countries as of March 31, 2012.

•	A total of 4.3 million credit cards issued and U.S.$ 1.53 billion in credit card operations as of March 31, 2012 .

The following table indicates the percentages of revenues from ordinary activities, gross margin and Adjusted EBITDA, as defined below, that each of our geographical markets represented, for the period indicated:

	Three months ended March 31,
	Chile	Argentina	Brazil	Peru	Colombia

	(unaudited)
Revenues from ordinary activities	38.3%	27.7%	25.5%	8.0%	0.5%
Gross margin	39.1%	33.0%	20.3%	7.0%	0.5%
Adjusted EBITDA(1)	40.5%	37.2%	15.9%	7.0%	(0.6%	)

(1)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

The following tables sets forth key financial and operating data for each of our principal segments:

	Three months ended March 31,
	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)(1)	(in millions of Ch$)(1)
Supermarkets
Revenues from ordinary activities	3,315.08	1,615,903	1,268,227
Gross margin	813.91	396,732	311,397
Adjusted EBITDA(2)	193.86	94,494	82,705
Number of stores	726	726	621
Total selling area (square meters)	1,672,828	1,672,828	1,440,897

Home Improvement Stores
Revenues from ordinary activities	532.00	259,320	227,174
Gross margin	166.99	81,398	70,024
Adjusted EBITDA(2)	51.31	25,011	22,063
Number of stores	81	81	82
Total selling area (square meters)	704,457	704,457	672,251

Department Stores
Revenues from ordinary activities	378.47	184,480	143,612
Gross margin	97.29	47,423	39,565
Adjusted EBITDA(2)	4.90	2,389	6,331
Number of stores	74	74	35
Total selling area (square meters)	358,837	358,837	237,627

Shopping Centers
Revenues from ordinary activities	67.31	32,812	29,558
Gross margin	56.85	27,712	24,920
Adjusted EBITDA(2)	44.45	21,669	21,274
Number of shopping centers	25	25	25
Total leasable area (square meters)	566,442	566,442	542,735

Financial Services
Revenues from ordinary activities	148.63	72,450	65,969
Gross margin	94.35	45,990	51,466
Adjusted EBITDA(2)	49.28	24,021	29,876

(1)	Excluding number of stores and shopping centers, total selling space and gross leasable area.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

	Year ended December 31,
	2011		2011		2010		2009

	(in millions of U.S.$)		(in millions of Ch$)(1)
Supermarkets
Revenues from ordinary activities	U.S.$	11,398.88	Ch$	5,556,271	Ch$	4,452,759	Ch$	4,006,366
Gross margin	U.S.$	2,828.26	Ch$	1,378,607	Ch$	1,096,963	Ch$	951,883
Adjusted EBITDA(2)	U.S.$	771.71	Ch$	376,164	Ch$	307,711	Ch$	252,843
Number of stores		684		684		612		522
Total selling area (square meters)		1,591,332		1,591,332		1,404,631		1,156,607

Home Improvement Stores
Revenues from ordinary activities	U.S.$	1,946.17	Ch$	948,641	Ch$	819,838	Ch$	671,517
Gross margin	U.S.$	618.13	Ch$	301,303	Ch$	258,832	Ch$	201,351
Adjusted EBITDA(2)	U.S.$	171.90	Ch$	83,792	Ch$	69,787	Ch$	48,945
Number of stores		81		81		82		73
Total selling area (square meters)		703,170		703,170		700,579		618,456

Department Stores
Revenues from ordinary activities	U.S.$	1,417.14	Ch$	690,772	Ch$	622,719	Ch$	516,537
Gross margin	U.S.$	392.58	Ch$	191,359	Ch$	175,950	Ch$	135,968
Adjusted EBITDA(2)	U.S.$	96.40	Ch$	46,990	Ch$	40,795	Ch$	11,390
Number of stores		35		35		34		30
Total selling area (square meters)		272,388		272,388		234,489		217,698

Shopping Centers
Revenues from ordinary activities	U.S.$	266.14	Ch$	129,727	Ch$	116,991	Ch$	108,168
Gross margin	U.S.$	226.24	Ch$	110,278	Ch$	99,133	Ch$	85,759
Adjusted EBITDA(2)	U.S.$	205.03	Ch$	99,937	Ch$	89,076	Ch$	77,360
Number of shopping centers		25		25		25		23
Total leasable area (square meters)		564,839		564,839		542,735		516,410

Financial Services
Revenues from ordinary activities	U.S.$	549.55	Ch$	267,874	Ch$	221,010	Ch$	261,257
Gross margin	U.S.$	373.88	Ch$	182,242	Ch$	150,552	Ch$	132,348
Adjusted EBITDA(2)	U.S.$	193.57	Ch$	94,355	Ch$	77,271	Ch$	68,143

(1)	Excluding number of stores and shopping centers, total selling space and gross leasable area.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

We are organized in six business segments: supermarkets, home improvement stores, department stores, shopping centers and financial services, plus complementary activities described as “Other.”

Supermarkets.    We operate 726 supermarkets throughout Chile, Argentina, Brazil and Peru, as of March 31, 2012, selling a wide variety of name brand and private label products. We believe that we are the second-largest supermarket operator in both Chile and Argentina, in terms of revenues, based on our comparisons against information from public filings of our main competitors as of December 31, 2011, and in Argentina, based also on information provided by third-party market researcher, Planet Retail. We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and as of March 31, 2012 we owned a total of 32 Jumbo hypermarkets and 159 Santa Isabel supermarkets in Chile. We operate 22 Jumbo hypermarkets and 250 Disco and Super Vea supermarkets in Argentina, as of March 31, 2012. In Brazil, as a result of recent acquisitions, we are now the fourth-largest supermarket operator in terms of revenues, according to the Associação Brasileira de Supermercados (the Brazilian Association of Supermarkets, or “ABRAS”). We believe we are the largest operator in the state of Minas Gerais, the second-largest in the northeast of Brazil, and we estimate we are the third-largest in the state of Rio de Janeiro (after the acquisition of Prezunic Comercial Ltda. (“Prezunic”) in January 2012), all in terms of sales. Recently, in October 2011, we acquired the Cardoso supermarket chain (“Cardoso”) of three stores in the state of Bahia and in January 2012 we acquired Prezunic, the operator of a supermarket chain of 31 stores in the state of Rio de Janeiro, in Brazil, thus further expanding our presence in the Brazilian market. According to Apoyo y Asociados (“Apoyo”), a Peruvian Rating Agency associated with Fitch, Inc., we are the largest supermarket operator in Peru in terms of sales, with 74 stores as of March 31, 2012.

Home improvement stores.    We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of revenues based on our comparison against publically filed information from our main competitors as of December 31, 2011. We sell a wide variety of building and other materials, including name brand and private label products. As of March 31, 2012, we have 29 Easy home improvement stores and 276,325 square meters of home improvement store selling space in Chile and 48 Easy and Blaisten home improvement stores and 392,772 square meters of home improvement store selling space in Argentina. In October 2008, we opened the first home improvement store in Colombia and as of March 31, 2012 we have four Easy home improvement stores and 35,360 square meters of selling space in Colombia.

Department stores.    We believe that we are the second-largest department store operator in Chile, in terms of revenues based on our comparison against information from public filings of our main competitors as of December 31, 2011. We also believe we have the largest selling space for department stores in Chile. We operate 35 Paris and 39 Johnson’s department stores in Chile with 358,837 square meters of total selling space as of December 31, 2011. Our Paris stores sell a wide variety of merchandise such as apparel, home furnishings, electronics and sporting goods, including name brand and private label products. In December 2011, we acquired an 85.58% interest in Johnson’s S.A. (“Johnson’s”), a department store with 39 stores throughout Chile under the Johnson’s brand and an additional 13 stores using the FES brand with a total of 117,569 square meters or an additional 44.3% of selling space over our existing Paris stores.

Shopping centers.    We believe that we are the second-largest operator of shopping centers in each of Chile and Argentina, in terms of total leasable area based on our comparisons against publically filed information from our main competitors as of December 31, 2011. As of March 31, 2012, we own and manage nine shopping centers in Chile, 14 in Argentina and two in Peru with a total gross leasable area of 566,442 square meters. In Chile and Argentina, each of our shopping centers contains a Jumbo hypermarket, an Easy home improvement store and, in Chile, a Paris department store as well as other third-party-owned businesses intended to attract customers and enhance their overall shopping experience.

Financial services.    We established our financial services division in 2003 when we launched our “Jumbo Más” credit card to facilitate in-store purchases and, since then, have significantly increased our credit card operations in Chile, Argentina, Brazil and Peru. We have grown both through our own private-label cards and joint ventures with third party bank issuers of credit cards, primarily to finance customers’ purchases in our stores. We also own Banco Paris, a specialty retail consumer bank in Chile, which provides a wide range of consumer and financial services. In August 2010, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. In 2011, we established Banco Cencosud S.A. (“Banco Cencosud”) in Peru and are currently applying for the operation license from the Peruvian financial services regulator (Superintendencia de Banca, Seguros y AFP, or “SBS”), and expect to start operations in the third quarter of 2012. Recently, we entered into an agreement with a major Brazilian bank, Banco Bradesco S.A. (“Banco Bradesco”), to offer financial services for all our stores in Brazil, namely the exclusive issuance and operation of the Cencosud Card credit card (Cartão Cencosud), as well as the offer, within Cencosud stores in Brazil, of consumer loans, purchase financing and insurance products.

As of March 31, 2012, we had a total of 4.3 million credit card and other accounts in Chile, Argentina, Brazil and Peru. As of March 31, 2012, we also had U.S.$ 1.53 billion in customer loans outstanding. Our financial services segment also includes our insurance brokerage services in Argentina, Chile, Brazil and Peru.

Other.    In our “other” segment we include the results of our Chile-based Aventura entertainment centers, which offer families the ability to enjoy different entertainment activities, such as electronic games, bowling and birthday parties; our frequent purchaser loyalty programs, which provide discounts and other promotions for our customers; and our corporate back-office, treasury, trading and other operations.

For the years ended December 31, 2011 and 2010, results from our “Other” segment represented 0.2% and 0.1%, respectively, of our consolidated revenues, and for the three-month period ended March 31, 2012, our “other” segment represented 0.2% of our consolidated revenues.

See also, “Management’s Discussion and Analysis of Results of Operations—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

	Three months ended March 31, 2012
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services	Other

Revenues from ordinary activities	74.5%	12.0%	8.5%	1.5%	3.3%	0.2%
Gross margin	65.8%	13.5%	7.9%	4.6%	7.6%	0.6%
Adjusted EBITDA(1)	65.1%	17.2%	1.6%	14.9%	16.5%	(15.4%	)

(1)	See “Business—Our Business” for a description of our “Other” segment.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

Our strengths

We believe that our primary business strengths are the following:

Pan-regional market leader.    We believe we are a leading multi-format retailer in South America, based on revenues, selling space, number of stores and gross leasable area. Our operations cover the region’s largest markets in terms of population and Gross Domestic Product

(“GDP”) such as Chile, Argentina, Brazil, Peru and Colombia. We believe our presence in several markets reduces our dependence on any one market and helps mitigate the impact of any individual country’s economic cycle on our operations. The majority of our operations are concentrated in countries that are highly rated by major credit rating agencies – Chile, Brazil, Peru and Colombia. These countries, in addition to Argentina, have experienced a strong macroeconomic recovery since 2009. Based on our current market share participation and our ability to successfully open and acquire stores in various countries, we believe we are well positioned to capitalize on their future growth potential.

We operate in a region with favorable demographics.    We benefit from South America’s growing populations and improving socio-economic conditions of the countries where we operate. Based on data from the International Monetary Fund, we operate in a market of approximately 331 million people in 2011 with an expected annual growth rate of 1.0% from 2010 to 2015, compared to 1.0% for the United States and 0.2% for Western Europe. Additionally, we believe the sustained macroeconomic growth and increasing disposable income in these countries has resulted in an unprecedented shift in socio-economic classes and a significant reduction in poverty levels. For example, according to La Encuesta de Caracterización Socioeconómica Nacional (The National Socio-economic Survey for Chile, or “CASEN”), the percentage of people living below the poverty level in Chile has decreased from 39% in 1990 to 15% in 2009, and according to Euromonitor, Brazil has the fifth largest middle-class globally, with 32.4 million households as of December 31, 2011.

Well-recognized brand portfolio.    We offer a wide variety of leading products with recognized brand names, such as Jumbo, Paris, Easy, Gbarbosa, Bretas, Prezunic, Wong, Metro and Disco, which are associated with diverse consumption patterns, convenience, personalized customer service, broad product assortment and affordable prices. Our well-known brand names, supported by in-store and out-of-store advertising, have enabled us to reach a wide range of consumer segments.

Integrated multi-format strategy.    Originally focused on supermarkets, our anchor format representing 74.5% of our sales as of March 31, 2012, we have developed a multi-format strategy that has allowed us to expand our customer reach by offering various combinations of product, price, quality and service according to our customer needs in each country and city where we operate. This strategy has been a key factor in achieving sustained operating and financial growth. Furthermore, our continuous efforts on maximizing operational efficiency across countries and retail segments has enabled us to maximize the synergistic potential of our operations and, at the same time, sustain our operating margins and generate strong cash flow generation.

Proven track record in successfully integrating acquisitions.    We have a proven track record of acquiring and successfully integrating companies into our regional platform. We typically keep the brand name, the key personnel and the local customs and traditions of acquired companies, and focus on (i) improving aspects which we believe can be upgraded, such as technology, operations management, and quality of service, and (ii) exploiting economies of scale and scope derived from integrating the newly acquired operations into the existing regional platform. During the last five years, we have made eight acquisitions for more than US$2.2 billion that have significantly increased the size and geographic footprint of our operations.

Experienced management team and lead shareholder.    Our senior management team is led by Mr. Horst Paulmann Kemna, our Chairman of the Board, founder and controlling shareholder (the “Controlling Shareholder”), who has been with Cencosud for more than 35 years, and Mr. Daniel Rodríguez, our Chief Executive Officer. The experience and commitment of our senior management team has been a critical component in the international growth of our operations as well as the continuing enhancement of our operational and financial performance.

Our history

We have over 35 years of history in Latin America, dating to the opening of one fast-food restaurant in Temuco, Chile in 1952. Under the leadership of Horst Paulmann and his family, we opened the first Jumbo hypermarket in Chile in 1976 and were incorporated as a corporation (sociedad anónima), organized under the laws of Chile, on November 10, 1978. We began our international expansion in 1982 with a supermarket opening in Argentina. Throughout the next two decades, we continued to grow organically by opening new stores in a variety of formats.

Since then, we have grown our business significantly, expanding into additional retail formats, building a financial services unit and entering new markets throughout Latin America. In the 2000s, we began to grow through acquisitions of local brands in different markets, consolidating and expanding such businesses to ultimately become one of the region’s leading retailers. In 2002, we made our first acquisitions, buying the Argentine-based operations of Home Depot and the Proterra stores in Chile. Building on this, on 2003, we acquired the supermarket chain Santa Isabel in Chile. In 2004, following our initial public offering in Chile, we acquired three new operators in Chile and Argentina and four more during the next couple of years. In 2007, we entered into Brazil, the largest market in South America, by acquiring GBarbosa Holding LLC (“GBarbosa”) and in 2008 entered Peru by acquiring GSW S.A. (“Wong”). With a presence in five different countries by 2007, we began a new round of expansion in Brazil through the acquisitions of Super Familia, Bretas, Perini and more recently Prezunic.

We believe the key behind our success lies in our business philosophy of organic growth as well as selective acquisitions in the region building on our and our target’s proven success and costumer loyalty. While most retailers enter a new market trying to impose their umbrella brand and product offering, we try to preserve all of the virtues of the existing businesses we acquire, including the traditional, locally trusted brand name products mix and marketing strategies. We focus our efforts only on those areas where we believe there is room for improvement, such as technology, operations management and quality service, as well as on exploiting available economies of scale and scope derived from integrating the newly acquired operations into our regional platform. Additionally, we have focused on learning and respecting our customers’ traditions while expanding the product offering, lowering prices and improving their overall shopping experience.

Our business strategy

We aim to leverage our competitive strengths across our formats and business units to become one of the most profitable Latin American retailers by providing our customers with a superior shopping experience. We plan to accomplish our objectives by focusing on the following:

Continue to develop and expand our multi-format and multi-brand approach.    We believe that our integrated multi-format business model allows us to drive customer traffic in our stores and materialize synergies across our different business units. Currently we only operate department stores in Chile and we only operate home improvement stores in Argentina, Chile and Colombia. We will continue to develop and expand new formats in our key markets seeking to capture a greater share of the disposable income of our customer base.

Focus on operating margins and cash flows.    We are focused on streamlining distribution and back-office capabilities and improving operating efficiencies, seeking to improve our profitability and cash flow generation. Our emphasis on financial discipline has successfully allowed us to maintain high debt ratings while implementing our capital expenditure and expansion plan with sufficient flexibility to rapidly adapt and react to new opportunities and market dynamics.

Expand through growth in selective markets.    We believe we have significant opportunities to increase our presence and market share in those countries that we believe offer the best growth prospects, particularly Brazil and Peru. We believe that we have a solid foundation for continued growth, due to our focus on improving profitability, our store openings track record and our leading position based on revenues, selling space, number of stores and gross leasable area based on our market position in the sectors and countries in which we operate. The ranking methodology we use to calculate our market position is summarized in “Industry Overview & Competition” in this prospectus. We intend to leverage on our strong brand recognition, integrated business model and multi-format experience.

Continue to pursue opportunistic acquisitions while maximizing synergies.    We believe that further opportunities exist to gain scale and access to attractive locations and strong local brands through opportunistic acquisitions in key markets. We intend to seek a successful integration of all of our acquisitions expecting that these will facilitate our ability to implement synergies in purchasing, supply chain, marketing, back-office operations, technology and infrastructure. We expect to focus our efforts in expanding our presence in our core markets, particularly in Peru and Brazil, gaining access to key locations and strong local brands in our target markets.

Enhance customer loyalty.    We intend to increase our share of our customers’ total retail spending by offering a combination of competitive prices, quality products, convenient locations, personalized service and an attractive “one-stop” shopping environment. We seek to deliver a comprehensive shopping experience and we aim to successfully fulfill our customers’ needs through our multi-format approach, diversified product mix, innovative marketing and pricing and complementary consumer finance services.

Risks related to our business

Investing in our shares of common stock or ADSs involves substantial risk, including those risks described under the heading “Risk Factors” immediately following this summary. Our ability to execute our business strategy is also subject to significant risks. Risks related to our business include, but are not limited to, intense competition in each of our markets; increasing competition from internet sales; rapid consolidation of the markets in which we operate; our ability to expand our business through acquisitions, including our ability to obtain the capital we need for further expansion; the sensitivity of our operating income to fluctuations in the cost of the products we sell; the seasonality of our retail results; the impact of economic downturns on consumer spending; the availability of attractive real estate locations at reasonable prices; increased credit and financial risks associated with our credit card and banking operations. We also face risks related to complex regulations and changes in laws applicable to our business, including antitrust laws which could limit our ability to expand our business through acquisitions or joint ventures. Before you invest in our shares of common stock or ADSs, you should carefully consider all the information in this prospectus including matters set forth under the heading “Risk Factors.”

Recent developments

Closing of J.P. Morgan credit facility

On April 27, 2012, we entered into a U.S.$750 million committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC (“Morgan Stanley”), The Bank of Tokyo – Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance our short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 million. The J.P. Morgan Credit Facility bears an interest rate of the London Interbank Offered Rate (“LIBOR”), as adjusted for statutory reserve requirements for eurocurrency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013.

Our corporate information

Our principal executive office is located at Av. Kennedy 9001, Piso 6, Las Condes, Santiago, Chile and our main telephone number is 56 (2) 959-0000. The information on our website (www.cencosud.cl) is not incorporated into this prospectus.

The offering

The following is a brief summary of the terms of this offering. For a more complete description of our common shares and the ADSs, see “Description of Share Capital” and “Description of American Depositary Receipts” in this prospectus.

Issuer	Cencosud S.A.

Global Offering	We are offering 91,304,348 shares of common stock, in the form of shares or ADSs (each ADS representing three shares of common stock), in a global offering not including shares to cover the over-allotment option described below. Of the 91,304,348 shares of common stock being offered, 45,797,349 are being offered by the international underwriters, in the form of ADSs (equivalent to 15,265,783 ADSs), in the United States and in other jurisdictions outside the United States pursuant to this prospectus, and 45,506,999 are being offered by the Chilean placement agents, in the form of shares, in a concurrent offering in Chile on a best efforts basis. We refer to the offering outside Chile as the “international offering” and to the offering in Chile as the “Chilean offering.” We refer to the international offering together with the Chilean offering as the “global offering.”

In addition to the global offering, we will make a separate preemptive rights offering under Chilean law for an additional 138,000,000 shares of common stock as described below, which we call the “preemptive rights offering.”

In order to make shares available for sale in the global offering and the over-allotment option described below, our controlling shareholder and the other members of the Paulmann family that are waiving a portion of their preemptive rights (together with the Controlling Shareholder, the “Controlling Shareholders”), whom collectively, directly or indirectly, hold approximately 64.9% of our outstanding shares, have waived their rights with respect to 105,000,000 shares of our common stock subject to such preemptive rights offering.

Preemptive Rights Offering

On April 29, 2011, our shareholders adopted a resolution to increase our capital by 270,000,000 shares of our common stock, equivalent to 90,000,000 ADSs, of which 27,000,000 shares, or 10% of the capital increase, have been reserved for our employee stock compensation plans. In connection with the capital increase, we are required by Chilean law to make a preemptive rights offering to our existing shareholders. In the preemptive rights offering, we will be offering holders of shares of our common stock the right to subscribe for newly issued shares of common stock in proportion to their holdings of shares of common stock as registered on the fifth Chilean business day (including Saturday for this purpose) prior to the commencement of the preemptive rights offering. U.S. investors will not be offered any shares of common stock underlying the preemptive rights to be offered in the preemptive rights offering.

The Company plans to commence the global offering prior to the commencement of the preemptive rights offering. The preemptive rights offering is currently expected to commence on June 22, 2012, the day immediately after the pricing date for the global offering, and end 30 days thereafter.

The price at which our shares of common stock will be offered in the preemptive rights offering will be the same as the price at which shares of common stock, in the form of shares, are being offered in the Chilean offering concurrent with the international offering.

See “Preemptive Rights Offering.”

Purchase and Settlement	The shares of common stock will be sold initially through an order book auction on the Santiago Stock Exchange in a process known as subasta de un libro de órdenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange. All orders of shares of common stock made by prospective purchasers, including by the international underwriters for purposes of the international offering, must be placed through an authorized Chilean broker under Chilean law. See “Order Book Auction.” The shares of common stock awarded to the international underwriters in the subasta de un libro de órdenes will be eligible for deposit in our ADS facility, subject to the terms of our Deposit Agreement, pursuant to which the ADSs will be issued. See “Underwriting.”

Over-Allotment Option	Out of the shares made available for the global offering after the waiver by our Controlling Shareholders of their right with respect to 105,000,000 shares of our common stock subject to the preemptive rights offering, we are granting the international underwriters an option to purchase up to 13,695,652 of shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Use of Proceeds

We estimate that the net proceeds to us from the global offering, after deducting the underwriters’ discounts and commissions to be paid to the international underwriters (not including the incentive fee) and estimated expenses incurred in connection with a global offering of 91,304,348 shares of common stock calculated using an exchange rate of Ch$499.59 = U.S.$1.00 on June 21, 2012, and assuming that the over-allotment option is not exercised, will be approximately Ch$231,650 million (US$464 million). An increase (decrease) of $1.00 in the price per share of common stock would increase (decrease) the net proceeds in connection with the global offering by Ch$46,477 million (US$93 million) (not including the over-allotment option and calculated using the exchange rate of Ch$499.59 = U.S.$1.00 on June 21, 2012).

We estimate that the net proceeds from the preemptive rights offerings in Chile will be approximately Ch$358,800 million (US$718 million) (based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to the preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights calculated using the offering price per share of Ch$2,600).

We intend to use (i) approximately U.S.$245 million of the net proceeds from the global offering and the preemptive rights offering to repay all of our outstanding indebtedness under our Santander Short-Term Loan (as defined below), (ii) approximately U.S.$480 million to acquire the remaining 38.636% of shares of Jumbo Retail Argentina S.A. (“Jumbo Retail Argentina”) currently held by UBS AG London Branch (“UBS London”) (see “Business—Material Agreements”), (iii) to repay approximately U.S.$200 million in short-term indebtedness owed to an affiliate of Banco Bilbao Vizcaya Argentaria, S.A. under our BBVA Short-Term Loan (as defined below), (iv) to repay amounts drawn under our committed credit facility in the aggregate amount of U.S.$750 million, with an affiliate of J.P. Morgan and an affiliate of Morgan Stanley, which amounts drawn totaled U.S.$250 million as of May 18, 2012, and (v) the remainder, if any, for capital expenditures, working capital and general corporate purposes.

For more details related to our Santander Short-Term Loan please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Indebtedness—Recent Acquisitions.”

For a description of our capital expenditure program please see “Management’s Discussion and Analysis of Financial Condition and

Results of Operation—Liquidity and Capital Resources—Capital Expenditures.” It is likely that our capital expenditures will vary significantly from our current projections based on timing of investments and changes in market opportunities.

Conflicts of Interest	As described in “Use of Proceeds,” the net proceeds of the global offering will be used in part to repay all of our outstanding indebtedness under our Santander Short-Term Loan (as defined below), to repay approximately U.S.$200 million in short-term indebtedness owed to an affiliate of Banco Bilbao Vizcaya Argentaria, S.A. under our BBVA Short-Term Loan (as defined below), to repay amounts drawn under our committed credit facility in the aggregate amount of U.S.$750 million, which amounts drawn totaled U.S.$250 million as of May 18, 2012, with an affiliate of J.P. Morgan and an affiliate of Morgan Stanley, and to acquire the remaining 38.636% of Jumbo Retail Argentina shares currently held by UBS London. Because 5% or more of the net proceeds of the global offering, not including underwriting compensation, will be directed to a member of the Financial Industry Regulatory Authority (“FINRA”), its affiliates, and associated persons, this offering will be made in accordance with FINRA Rule 5121, which requires that a qualified independent underwriter (a “QIU”) participate in the preparation of this prospectus and perform the usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC is assuming the responsibilities of acting as the QIU in connection with this offering.

The ADSs	Each ADS represents three common shares. The ADSs will be evidenced by ADRs. See “Description of Share Capital” and “Description of American Depositary Receipts.”

Shares outstanding immediately prior to and following the preemptive rights offering and the global offering	Immediately prior to the global offering and the preemptive rights offering, our issued and outstanding capital stock consisted of 2,264,103,215 shares of common stock. See “Description of Share Capital” in this prospectus. We will have 2,507,103,215 shares of common stock outstanding, including shares represented by ADSs, after giving effect to the global offering, the preemptive rights offering, assuming the exercise of the over-allotment option and excluding the newly-issued shares reserved for our employee stock option plan, based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to the preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights and the full exercise by the international underwriters of the over-allotment option.

Controlling Shareholders	The following table summarizes the percentage of our outstanding shares that would be held by our Controlling Shareholders after giving effect to the global offering in four scenarios that presume different circumstances for the exercise of preemptive rights to purchase newly issued shares and the over-allotment option. The percentages for the exercise of the preemptive rights and for the overallotment may vary and the following table is included for illustrative purposes only.

	Over-allotment option
	No exercise	Full exercise

Partial exercise of preemptive rights to purchase newly issued shares(1)	62.70%	62.39%
Full exercise of preemptive rights to purchase newly issued shares(2)	61.63%	61.33%

(1)	Based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to the preemptive rights offering and assuming the exercise of only 50% of the remaining preemptive subscription rights.

(2)	Based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to the preemptive rights offering and assuming the full exercise of the remaining preemptive subscription rights.

As long as our Controlling Shareholders beneficially own a majority of the outstanding shares of common stock, they will be able to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval. See “Principal Shareholders,” and “Description of Share Capital—Shareholders’ meetings and voting rights” in the this prospectus.

Voting Rights	See “Description of Share Capital—Shareholders’ meetings and voting rights.”

Dividends	See “Dividend Policy.”

Lock up-Agreements	We and certain of our shareholders and executive officers have agreed with the international underwriters, subject to certain exceptions, not to issue, offer, pledge, contract to sell or otherwise dispose of, directly or indirectly, without the previous written consent of the representatives, and of our ADSs or common shares or securities convertible into or exchangeable or exercisable for any ADSs or common shares during the period commencing on the date of this prospectus until 180 days after the completion of this offering. Our directors and executive officers, and Controlling Shareholders have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Depositary	The Bank of New York Mellon

Transfer Agent	The Bank of New York Mellon

Listing	We have been approved to list the ADSs on the New York Stock Exchange, upon official notice of issuance, under the symbol “CNCO.T” prior to the completion of the preemptive rights offering, and under the symbol “CNCO” following the completion of the preemptive rights offering.

Risk Factors	See “Risk Factors” beginning on page 27 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the international underwriters.

Summary financial and other information

The following tables set forth our summary consolidated financial information under the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). The financial information as of March 31, 2012 and for the three months ended March 31, 2012 and 2011 has been derived from our Unaudited Interim Consolidated Financial Statements included elsewhere in this prospectus. The financial information as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 has been derived from our Audited Consolidated Financial Statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm. We maintain our books and records in Chilean pesos and prepare consolidated financial statements in accordance with IFRS. Our date of adoption of IFRS was January 1, 2010. The following financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Consolidated Financial Statements, our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus.

Unless otherwise noted, U.S. dollar amounts have been translated from Chilean pesos based on the dólar observado, or observed exchange rate, of Ch$487.44 per U.S.$1.00 as of March 30, 2012 (the latest available date, as March 31, 2012 fell on a non-business day), as reported by the Chilean Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

In our opinion, the summary consolidated financial data presented in the tables below includes all adjustments necessary to present fairly in all material respects our financial condition and results of operations at the dates and the periods presented. The results of operations for the three months ended March 31, 2012 and for the years ended December 31, 2011, 2010 and 2009 are not necessarily indicative of future performance.

	Three months ended March 31,
Income statement data:	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	3,315.08	1,615,903	1,268,227
Home improvement stores	532.00	259,320	227,174
Department stores	378.47	184,480	143,612
Shopping Centers	67.31	32,812	29,558
Financial Services	148.63	72,450	65,969
Other(1)	8.09	3,945	4,094
Total revenues from ordinary activities	4,449.59	2,168,909	1,738,634

Cost of sales:
Supermarkets	(2,501.17)	(1,219,171)	(956,831)
Home improvement stores	(365.01)	(177,921)	(157,150)
Department stores	(281.18)	(137,057)	(104,047)
Shopping Centers	(10.46)	(5,099)	(4,638)
Financial Services	(54.28)	(26,460)	(14,503)
Other(1)	(0.82)	(399)	(809)
Total cost of sales	(3,212.92)	(1,566,107)	(1,237,977)

	Three months ended March 31,
Income statement data:	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)	(in millions of Ch$)
Gross margin:
Supermarkets	813.91	396,732	311,397
Home improvement stores	166.99	81,398	70,024
Department stores	97.29	47,423	39,565
Shopping Centers	56.85	27,712	24,920
Financial Services	94.35	45,990	51,466
Other(1)	7.27	3,546	3,285
Total gross margin	1,236.67	602,802	500,657
Administrative expenses, distribution costs and other expenses	(992.72)	(483,892)	(382,052)
Other revenues by function	45.99	22,419	14,080
Participation in earnings of associates	2.26	1,100	1,188
Financial income	5.76	2,808	3,689
Financial expenses	(102.13)	(49,784)	(33,955)
Other earnings	(16.90)	(8,239)	576
Exchange differences	13.58	6,619	(3,680)
(Losses) gains from indexation	17.74	(8,647)	(6,258)
Income before taxes	174.76	85,186	94,246
Income tax charge	(58.08)	(28,311)	(25,386)
Net income	116.88	56,875	68,859
Profit attributable to non-controlling shareholders	5.05	2,460	3,056
Profit attributable to controlling shareholders	111.63	54,415	65,803

Net earnings attributable to shareholders per share:
Basic	0.05	24.0	29.1
Diluted	0.05	23.8	28.8

(1)	Includes the results of our Aventura entertainment centers, our loyalty programs and corporate back-office operations. See “Business—Other Operations.”

	Year ended December 31,
Income statement data:	2011	2011	2010	2009

	(in millions of U.S.$)	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	11,398.88	5,556,271	4,452,759	4,006,366
Home improvement stores	1,946.17	948,641	819,838	671,517
Department stores	1,417.14	690,772	622,719	516,537
Shopping Centers	266.14	129,727	116,991	108,168
Financial Services	549.55	267,874	221,010	261,257
Other(1)	23.63	11,520	3,657	1,401
Total revenues from ordinary activities	15,601.52	7,604,806	6,236,974	5,565,246

	Year ended December 31,
Income statement data:	2011	2011	2010	2009

	(in millions of U.S.$)	(in millions of Ch$)

Cost of sales:
Supermarkets	(8,570.62)	(4,177,664)	(3,355,796)	(3,054,483)
Home improvement stores	(1,328.04)	(647,337)	(561,006)	(470,167)
Department stores	(1,024.56)	(499,413)	(446,769)	(380,569)
Shopping Centers	(39.90)	(19,449)	(17,858)	(22,409)
Financial Services	(175.68)	(85,632)	(70,458)	(128,910)
Other(1)	(11.12)	(5,421)	(5,343)	(3,611)
Total cost of sales	(11,149.92)	(5,434,917)	(4,457,229)	(4,060,148)

Gross margin:
Supermarkets	2,828.26	1,378,607	1,096,963	951,883
Home improvement stores	618.13	301,303	258,832	201,351
Department stores	392.58	191,359	175,950	135,968
Shopping Centers	226.24	110,278	99,133	85,759
Financial Services	373.88	182,242	150,552	132,348
Other(1)	12.51	6,099	(1,686)	(2,211)
Total gross margin	4,451,60	2,169,890	1,779,745	1,505,098
Administrative expenses, distribution costs and other expenses	(3,424.78)	(1,669,374)	(1,371,074)	(1,204,735)
Other revenues by function	174.64	85,128	43,871	7,571
Participation in earnings of associates	11.86	5,779	7,514	4,574
Financial income	22.53	10,984	16,922	3,830
Financial expenses	(295.70)	(144,136)	(86,730)	(93,422)
Other earnings	1.80	875	10,772	69,997
Exchange differences	(20.26)	(9,876)	(2,053)	(4,424)
(Losses) gains from indexation	(64.19)	(31,289)	(15,657)	12,957
Income before taxes	857.50	417,982	383,311	301,446
Income tax charge	(245.27)	(119,556)	(76,830)	(53,900)
Net income	612.23	298,426	306,481	247,546
Profit attributable to non-controlling shareholders	25.67	12,511	10,220	3,948
Profit attributable to controlling shareholders	586.56	285,915	296,261	243,597

Net earnings attributable to shareholders per share:
Basic	0.26	126.3	130.9	111.1
Diluted	0.26	125.0	129.6	111.1

Dividends per share:
Basic	0.07	34.66	24.26	22.22
Diluted	0.07	34.66	24.26	22.22

(1)	Includes the results of our Aventura entertainment centers, our loyalty programs and corporate back-office operations. See “Business—Other Operations.”

	As of March 31,		As of December 31,
Balance sheet data:	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)	(in millions of Ch$)
Total current assets	4,219.27	2,056,643	2,094,549
Property, plant, equipment and investment property net	7,457.69	3,635,175	3,570,432
Other assets	4,354.24	2,122,430	1,991,579
Total assets	16,031.20	7,814,248	7,656,560
Total current liabilities	5,222.43	2,545,620	2,327,003
Total non-current liabilities	4,814.91	2,346,982	2,359,924
Total liabilities	10,037.34	4,892,603	4,686,927
Non-controlling interest	174.06	84,844	95,196
Net equity attributable to controlling shareholders	5,819.80	2,836,801	2,874,438
Total net equity and liabilities	16,031.20	7,814,248	7,656,561

	As of December 31,
Balance sheet data:	2011	2011	2010	2009

	(in millions of U.S.$)	(in millions of Ch$)
Total current assets	4,297.04	2,094,549	1,582,309	1,430,778
Property, plant, equipment and investment property net	7,324.86	3,570,432	2,913,644	2,715,227
Other assets	4,085.79	1,991,579	1,839,516	1,439,654
Total assets	15,707.70	7,656,561	6,335,469	5,585,659
Total current liabilities	4,773.93	2,327,003	1,919,094	1,453,160
Total non-current liabilities	4,841.47	2,359,924	1,726,781	1,553,371
Total liabilities	9,615.39	4,686,927	3,645,876	3,006,532
Non-controlling interest	195.30	95,196	74,886	76,348
Net equity attributable to controlling shareholders	5,897.01	2,874,438	2,614,707	2,502,778
Total net equity and liabilities	15,707.70	7,656,561	6,335,469	5,585,659

	Three months ended March 31,
Other financial data:	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)	(in millions of Ch$)(1)
Cash Flow Data
Net cash provided by (used in):
Operating activities	49.44	24,099	(12,578)
Investing activities	(510.37)	(248,779)	(222,274)
Financing activities .	372.77	181,703	220,981

Other Financial Information
Capital expenditures	(297.94)	(145,228)	(99,776)
Depreciation and amortization	65.64	31,995	29,513
Adjusted EBITDA(2)	297.94	145,231	151,806

Financial Ratios
Gross margin(3)	27.8%	27.8%	28.8%
Net margin(4)	2.6%	2.6%	4.0%
Current ratio(5)	0.81x	0.81x	0.90x

(1)	Except ratios, numbers of stores, employees and selling space.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

(3)	Consolidated gross margin divided by consolidated revenues from ordinary activities.

(4)	Consolidated net income divided by consolidated revenues from ordinary activities.

(5)	Consolidated current assets divided by consolidated current liabilities.

	Year ended December 31,
Other financial data:	2011	2011	2010	2009

	(in millions of U.S.$)	(in millions of Ch$)(1)
Cash Flow Data
Net cash provided by (used in):
Operating activities	1,164.74	567,739	407,174	675,653
Investing activities	(1,279.13)	(623,499)	(413,676)	(430,959)
Financing activities	183.83	89,607	5,086	(243,236)

Other Financial Information
Capital expenditures	(1,264.43)	(616,336)	(349,793)	(191,136)
Depreciation and amortization	246.54	120,174	102,310	101,533
Adjusted EBITDA(2)	1,284.55	626,141	535,565	478,976

Financial Ratios
Gross margin(3)	28.5%	28.5%	28.5%	27.0%
Net margin(5)	3.9%	3.9%	4.9%	4.4%
Current ratio(6)	0.90x	0.90x	0.82x	0.98x

(1)	Except ratios, numbers of stores, employees and selling space.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

(3)	Consolidated gross margin divided by consolidated revenues from ordinary activities.

(4)	Consolidated net income divided by consolidated revenues from ordinary activities.

(5)	Consolidated current assets divided by consolidated current liabilities.

	Three months ended March 31,
Comprehensive income:	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	(64.40)	(31,393)	102,038
Comprehensive income attributable to non-controlling shareholders	(8.96)	(4,366)	3,370
Total comprehensive income	(73.36)	(35,759)	105,408

	Year ended December 31,
Comprehensive income:	2011	2011	2010	2009

	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	756.26	368,631	201,686	31,079
Comprehensive income attributable to non-controlling shareholders	41.67	20,310	253	(24,230)
Total comprehensive income	797.93	388,941	201,939	6,849

	Three months ended March 31,		Year ended December 31,
Operating data:	2012	2011	2011	2010	2009

	(unaudited)
Number of Stores
Supermarkets:
Chile	191	166	190	163	162
Argentina	272	256	269	256	250
Brazil	189	135	152	130	52
Peru	74	64	74	64	58
Supermarkets subtotal	726	621	685	613	522

Home Improvement Stores:
Chile	29	29	29	29	25
Argentina	48	49	48	49	46
Colombia	4	4	4	4	2
Home improvement stores subtotal	81	82	81	82	73

Department Stores:
Chile	74	34	35	34	30
Department stores subtotal	74	34	35	34	30

Shopping Centers:
Chile	9	9	9	9	8
Argentina	14	14	14	14	13
Peru	2	2	2	2	2
Shopping centers subtotal	25	25	25	25	23
Total	906	762	826	754	648

Total Selling Space(2)	(in square meters)
Supermarkets:
Chile	466,354	415,815	463,834	406,555	407,531
Argentina	506,987	471,853	502,682	455,808	443,809
Brazil	465,992	343,587	391,485	332,626	120,608
Peru	233,496	209,642	233,331	209,642	184,659
Supermarkets subtotal	1,672,829	1,440,897	1,591,332	1,404,631	1,156,607

	Three months ended March 31,		Year ended December 31,
Operating data:	2012	2011	2011	2010	2009

	(unaudited)
Home Improvement Stores:
Chile	276,325	273,625	276,325	273,625	251,144
Argentina	392,772	364,317	391,485	392,645	350,666
Colombia	35,360	34,309	35,360	34,309	16,646
Home improvement stores subtotal	704,457	672,251	703,170	700,579	618,456

Department Stores:
Chile	358,837	234,489	272,388	234,489	216,193
Department stores subtotal	358,837	234,489	272,388	234,489	216,193

Shopping Centers:(3)
Chile	282,693	273,983	282,693	273,983	259,293
Argentina	228,999	214,002	227,369	214,002	208,221
Peru	54,750	54,750	54,750	54,750	54,750
Shopping centers subtotal	566,442	542,735	564,839	542,735	522,264
Total	3,302,564	2,890,371	3,131,729	2,882,434	2,513,520

Average Selling Space per Store(4)	(in square meters)
Supermarkets:
Chile	2,442	2,505	2,441	2,494	2,516
Argentina	1,864	1,843	1,869	1,781	1,775
Brazil	2,466	2,545	2,506	2,559	2,319
Peru	3,155	3,276	3,153	3,276	3,184
Supermarkets subtotal	2,304	2,320	2,323	2,291	2,216

Home Improvement Stores:
Chile	9,528	9,435	9,528	9,435	10,046
Argentina	8,183	7,435	8,156	7,435	7,623
Colombia	8,840	8,577	8,840	8,577	8,323
Home improvement stores subtotal	8,697	8,198	8,681	8,198	8,472

Department Stores:
Chile	4,849	6,897	7,783	6,897	7,206
Department stores subtotal	4,849	6,897	7,783	6,897	7,206

Shopping Centers:
Chile	31,410	30,443	31,410	30,443	32,412
Argentina	16,357	15,286	16,243	15,286	16,017
Peru	27,375	27,375	27,375	27,375	27,375
Shopping centers subtotal	22,658	21,709	22,594	21,709	22,707

Average Sales per Store(5)	(in millions of Ch$)
Supermarkets:
Chile	2,463	2,989	9,662	10,371	9,933
Argentina	1,565	1,392	5,776	5,352	5,120
Brazil	2,916	2,657	10,211	6,484	10,890
Peru	2,279	2,200	8,439	8,744	9,498
Supermarkets subtotal	2,226	2,092	8,123	7,276	7,675

	Three months ended March 31,		Year ended December 31,
Operating data:	2012	2011	2011	2010		2009

	(unaudited)
	(in millions of Ch$)

Home Improvement Stores:
Chile	3,437	3,300	12,672	11,577		10,551
Argentina	3,101	2,497	11,287	9,205		8,657
Colombia	2,705	2,280	9,845	8,272		4,763
Home improvement stores subtotal	3,201	2,770	11,712	9,998		9,199

Department Stores:
Chile	2,493	4,224	19,736	18,315		17,218
Department stores subtotal	2,493	4,224	19,736	18,315		17,218

Shopping Centers:
Chile	1,828	1,625	7,167	6,095		6,449
Argentina	1,055	970	4,262	3,810		3,583
Peru	793	678	2,783	4,401		4,998
Shopping centers subtotal	1,312	1,182	5,189	4,680		4,703

Increase (Decrease) in Same-Store Sales(6)	(%)
Supermarkets:
Chile	6.6%	5.4%	4.8%	5.9%		1.5%
Argentina	23.3%	23.8%	22.5%	25.2%		11.4%
Brazil	2.6%	4.6%	1.3%	7.1%		(0.9%	)
Peru	8.6%	1.7%	6.5%	(2.3%	)	(2.5%	)

Home Improvement Stores:
Chile	3.1%	11.2%	4.9%	23.7%		1.7%
Argentina	30.0%	28.0%	31.1%	27.8%		1.8%
Colombia	11.2%	6.7%	11.8%	(3.6%	)	—

Department Stores:
Chile	9.4%	17.9%	5.4%	19.7%		(1.7%	)

Sales per Square Meter(7)	(in millions of Ch$)
Supermarkets:
Chile	1.01	0.99	3.94	4.13		3.95
Argentina	0.84	0.76	3.09	3.01		2.88
Brazil	1.18	1.09	4.08	2.53		1.75
Peru	0.72	0.67	2.68	2.67		2.98
Supermarkets subtotal	0.97	0.88	3.52	3.17		2.95

Home Improvement Stores:
Chile	0.36	0.35	1.33	1.23		1.05
Argentina	0.38	0.39	1.38	1.24		1.14
Colombia	0.31	0.27	1.11	0.96		0.57
Home improvement stores subtotal	0.37	0.39	1.35	1.22		1.09

	Three months ended March 31,		Year ended December 31,
Operating data:	2012	2011	2011	2010	2009

	(unaudited)
	(in millions of Ch$)

Department Stores:
Chile	0.51	0.61	2.54	2.66	2.39
Department stores subtotal	0.51	0.61	2.54	2.66	2.39

Shopping Centers:
Chile	0.06	0.05	0.23	0.20	0.20
Argentina	0.06	0.06	0.26	0.25	0.22
Peru	0.03	0.02	0.10	0.16	0.18
Shopping centers subtotal	0.06	0.05	0.23	0.22	0.21
Total number of store employees(7)	139,082	139,082	131,505	126,485	101,392

(1)	In square meters at period end.

(2)	Total leasable space for shopping centers does not include selling space occupied by our Jumbo, Paris and Easy stores in our shopping centers.

(3)	Total square meters of selling space or leasable space, as applicable, at period end divided by the total number of stores or shopping centers, as applicable, at period end.

(4)	Sales for the period divided by the number of stores or shopping centers, as applicable, at the end of the period.

(5)	Reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2010 and operated throughout the last six months of 2010, (i) “same-store sales” would include the sales of that store for the last six months of 2010 and the last six months of 2011 and (ii) we would consider the sales of the new store during the first six months of 2011 as sales from a newly opened store. Calculated in local currency.

(6)	Sales for the period divided by the square meters of selling space or leasable space, as applicable, at the end of each month during the period.

(7)	Number of full-time employee equivalents at period end.

Risk factors

Investing in our shares of common stock or ADSs involves a high degree of risk. Before making an investment decision, you should carefully consider the information contained in this prospectus, particularly the risks described below, as well as in our financial statements and accompanying notes. Our business activities, cash flow, financial condition and results of operations could be materially and adversely affected by any of these risks. The market price of our shares of common stock and the ADSs may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks related to our business and our industries

Economic conditions that impact consumer spending could materially affect us.

Ongoing economic uncertainty in the world economy could negatively affect consumer confidence and spending, including discretionary spending. We may be materially affected by changes in economic conditions in the markets or in the regions in which we operate that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives to our product offerings in response to economic conditions. In particular, a decrease in discretionary spending could materially and adversely impact sales of certain of our high-margin product offerings. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates and fuel and energy costs, could also reduce overall consumer spending or cause consumers to shift their spending to lower-priced competitors. In addition, inflation or deflation can impact our business. Deflation in food prices could reduce sales growth and earnings, while inflation in food prices, combined with reduced consumer spending, could reduce our margins. Accordingly, we cannot assure you that in the event of an increase in inflation we will be able to pass on a price increase to our customers, which could have a material adverse effect on us.

We face intense competition in each of our markets.

The retail industry in each of Chile, Argentina, Brazil, Peru and Colombia is characterized by intense competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores varies by location. Competition occurs on the basis of price, location, quality of products and service, product variety and store conditions. We face strong competition from international and domestic operators of supermarkets, home improvement stores, department stores and shopping centers, including Carrefour, Wal-Mart, Falabella and Casino, and providers of financial services, and it is possible that in the future other large international retailers or financial services providers may enter the markets in which we compete, either through joint ventures or directly. Some of our competitors have significantly greater financial resources than we do and could use these resources to take steps that could have a material and adverse effect on us. We also compete with numerous local and regional supermarket and retail store chains, as well as with small, family-owned neighborhood stores, informal markets, and street vendors. See “Business—Competition” and “Industry Overview and Competition.”

Increasing competition may cause us to lower our prices, increase expenditures and take other actions that could have a material adverse effect on us or compel us to reduce our planned growth, acquisitions and capital expenditures. As other retailers expand their operations in Chile,

Argentina, Brazil, Peru and Colombia, and other international retailers enter these markets, competition will continue to intensify. Our inability to respond effectively to competitive pressures and changes in the retail markets could have a material adverse effect on us, including as a result of our losing market share.

Our traditional retail stores, supermarkets and shopping centers face increasing competition from internet sales which may negatively affect sales of traditional channels.

In recent years, retail sales of food, clothing and home improvement products over the internet have increased significantly in each of the countries in which we operate. Internet retailers are able to sell directly to consumers, diminishing the importance of traditional distribution channels such as supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large sales force. As a result, such internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass retailing intermediaries and deliver particularly high quality, fresh products to consumers. We believe that our consumers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue. If internet sales continue to grow, consumers’ reliance on traditional distribution channels such as our supermarkets, home improvement stores, department stores and shopping centers could be materially diminished, which could have a material adverse effect on us.

Our markets are undergoing rapid consolidation.

Over the last several years, the food, department store and home improvement retail sectors in Chile, Argentina, Brazil, Peru and Colombia have been undergoing consolidation as large retail chains have gained market share at the expense of small, independently owned and operated stores, and large local and international supermarket chains have consolidated. We believe that further consolidation will likely occur in all of these markets as competition intensifies and economies of scale become increasingly important. Some of our competitors are larger and better capitalized than we are and as a result are likely to be better positioned to take advantage of strategic acquisition opportunities. We cannot assure you that such market consolidation will not occur to the material detriment of our market position or that such developments will not have a material adverse effect on us.

Our growth in recent years has been due to a series of significant acquisitions which are not likely to be repeated in future periods.

We may not be able to successfully execute our growth strategy through acquisitions as done in the past. As a result of the consolidation that has occurred in the retail industry, a significant component of our growth in recent years has occurred through acquisitions. In particular, we acquired various supermarket and department store chains in recent years, including Paris in Chile in 2005, GBarbosa in Brazil in 2007, Wong in Peru in 2008, Perini, Super Familia and Bretas in Brazil in 2010, Cardoso in Brazil and Johnson’s in Chile in 2011 and Prezunic in Brazil in 2012. As noted above, we believe that further consolidation is likely to occur in the industries in which we operate. However, some of our principal competitors are larger than we are and are likely to be better positioned to take advantage of strategic acquisition and consolidation opportunities. We cannot assure you that in the future there will be continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions or that we will be able to compete with our competitors for any future acquisitions. As a result, our growth rate is likely to be significantly lower than it has been in recent years, which may have a material adverse effect on us.

A failure to successfully integrate acquired businesses may have a material adverse effect us.

Over the past several years, we have completed a number of important acquisitions and may continue to make acquisitions in the future. We believe that these acquisitions provide strategic growth opportunities for us. Achieving the anticipated benefits of these acquisitions will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The challenges involved in successfully integrating acquisitions include: we may find that the acquired company or assets do not further our business strategy, or that we overestimated the expected benefits to be derived from the acquisitions, overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge; we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the customers and/or the key personnel of the acquired business; we may have difficulty incorporating and integrating acquired technologies into our business; our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations; we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; an acquisition may result in litigation from terminated employees of the acquired business or third parties; and we may experience significant problems or liabilities associated with technology and legal contingencies of the acquired business. These factors could have a material adverse effect on us, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. Our inability to successfully integrate our acquisitions could have a material adverse effect on us.

The expansion of our business through acquisitions poses risks that may reduce the benefits we anticipate from these transactions.

As part of our business strategy, we have grown significantly through acquisitions. Our decision to pursue an acquisition is based on our belief that such acquisition will complement our business strategy and grow our business. However, our management is unable to predict whether or when any prospective acquisitions will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Our ability to continue to expand our business successfully through acquisitions depends on many factors, including our ability to identify acquisitions, the ability to negotiate favorable transaction terms and our ability to finance any such acquisition from internal or external sources. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, it is possible that the cost of doing so, taken together with possible adverse market conditions and resulting loss of revenues or net income, could financially overextend us.

Acquisitions also expose us to the risk of successor liability relating to litigation, tax claims or other actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual or potential liabilities. Any material liability associated with an acquisition could have a material adverse effect on us, including our reputation, and reduce the benefits of such acquisition.

Antitrust laws in Chile, Argentina, Brazil, Peru or Colombia could limit our ability to expand our business through acquisitions or joint ventures.

Chilean, Argentine, Brazilian, and Colombian antitrust laws contain provisions that require authorization by the antitrust authorities in those countries for the acquisition of, or entering into joint venture agreements with, companies with a relevant market share. Such authorizations have been denied in some cases involving the industries in which we operate, as occurred in Chile with the denial by the Tribunal de Defensa de la Libre Competencia (the Chilean Antitrust Court) of the merger between Distribucion y Servicio D&S S.A. (“D&S”) and Falabella in January 2008. Peru does not currently apply such controls, but we cannot assure you that it will not impose them in the future. Accordingly, our ability to expand our business through acquisitions in Chile, Argentina, Brazil, Peru and Colombia may be limited.

Moreover, on December 14, 2011, the Chilean antitrust authority (Fiscalía Nacional Económica, or “FNE”) announced an investigation into anti-competitive practices in the food retail industry. The investigation includes several local operators, including Cencosud, Wal-Mart Chile, SMU and Tottus. In accordance with Chilean regulations, FNE has not disclosed the details of the investigation to the public, but it appears to be focused on private label groceries, fresh poultry and beef. Without additional detail it is difficult to determine the full impact of this investigation. If the FNE concludes that we engaged in anti-competitive practices we could face a maximum sanction of up to U.S.$30 million. We cannot assure you that this investigation, or future investigations, will not result in a material adverse effect on us, including financial and reputational harm.

We may not be able to generate or obtain the capital we need for further expansion.

We expect to continue to have substantial liquidity and capital resource requirements to finance our business. We intend to rely upon internally generated cash from our operations and, if necessary, the proceeds of debt and/or equity offerings in the domestic and international capital markets and bank debt. We cannot assure you, however, that we will be able to generate sufficient cash flows from operations or obtain sufficient funds from external sources to fund our capital expenditure requirements.

Our future ability to access financial markets in sufficient amounts and at acceptable costs and terms to finance our operations, fund our proposed capital expenditures and pay dividends will depend to a large degree on prevailing capital and financial market conditions over which we have no control, and accordingly we cannot assure you that we will be able to do so. The current Eurozone crisis and general market volatility has had a negative impact on the liquidity of financial markets in recent months, as was the case in the 2008-2009 financial crisis. Our failure to generate sufficient cash flows from operations or to be able to obtain third-party financing could cause us to delay or abandon some or all of our planned expansion, including capital expenditures, which, in turn, could have a material adverse effect on us.

Our operating income is sensitive to conditions that affect the cost of the products we sell in our stores.

Our business is characterized by relatively high inventory turnover with relatively low profit margins. We make a significant portion of our sales at prices that are based on the cost of products we sell plus a percentage markup. As a result, our profit levels may be materially affected during periods of decreasing prices. In addition, our business could be materially and adversely affected by other factors, including inventory control, competitive price pressures, severe weather conditions and unexpected increases in fuel or other transportation related costs which increase the cost of the products we sell in our stores. If we are unable to pass along these cost increases to our customers, our profit margin will decrease resulting in a material adverse effect on us.

Our retail results are highly seasonal and therefore any circumstance that negatively impacts our retail business during our seasons of high demand may materially and adversely affect us.

We have historically experienced seasonality in our retail sales in Chile, Argentina, Brazil, Peru and Colombia, principally due to stronger sales during the Christmas and New Year holiday season and during the beginning of each school year in March, and reduced sales during the months of January and February due to the summer holidays. For example, in 2011 and 2010, 29.3% and 29.8% of our consolidated revenues were generated during the fourth quarter, respectively. Any economic slowdown, interruption to our business or to the business of our suppliers, or the occurrence of any other circumstance that may impact our business during the first or last quarter of any fiscal year may therefore have a material adverse effect on us.

In addition, in preparation for our seasons of high demand, we must increase inventory to levels substantially higher than those maintained during the rest of the year, and hire temporary staff for our stores. Any unforeseen reduction in demand, mistake in our demand forecasts or product selection, or delay by our suppliers in meeting our demand during these seasons could force us to sell inventory at significantly lower prices, which would also materially and adversely affect us.

The clothing retail industry is negatively affected by decreases in the purchasing power of middle- and low-income consumers resulting from unfavorable economic cycles.

The success of our department stores operations depends largely on factors relating to the stability or increase of consumer spending, especially by members of middle- and low-income socioeconomic groups. Historically, the purchasing power of such groups has been significantly correlated with factors that affect income, such as interest rates, inflation, availability of consumer credit, taxation, employment levels, consumer confidence and salary levels. Therefore, in times of economic downturns, the purchasing power of such group decreases as their income decreases. In addition, our middle- and low-income customers are likely to consider clothing purchases superfluous during periods of reduced income which would most likely lead to a decrease in demand for our clothing products from this group. Such a decrease in the demand of our middle- and low-income customers coupled with a general decrease in their purchasing power could materially and adversely affect us.

Changes in suppliers’ allowances and promotional incentives could impact profitability and have a material adverse effect on us.

We derive a significant portion of our revenues from ordinary activities from allowances and promotional incentives granted by our suppliers. For example, our revenues from ordinary activities include fees from suppliers for the sale of their products in our stores, supplier rebates and bonuses, supplier promotional allowances and fees, and fees from publicity activities carried out for third parties using our proprietary customer information. We cannot assure you that we will be able to obtain a similar level of such fees, rebates, bonuses or allowances in the future. Should any of our key suppliers reduce or otherwise eliminate these arrangements, our profit margin for the affected products could be impacted, which could in turn have a material adverse effect on us.

Our current strategy may not have the expected results on our profitability.

Our strategy aims to provide our customers with a superior shopping experience, delivering a greater variety of quality products and services than our competitors. This strategy is based on savings achieved through operational efficiencies that are transferable to the customer. We couple this strategy with a focus on expanding our position both in Chile and other markets in Latin America that we believe offer attractive prospects for growth. The long-term success of our strategy is subject to significant risks, including failure to generate the expected number of additional sales volume and to reduce selling and administrative expenses; price reductions by competitors; difficulties in obtaining additional vendor allowances from suppliers in the expected amounts and necessary timeframe; difficulties in expanding operations due to adverse economic scenarios; difficulties in finding employees and delays in implementing our strategy. Any one of these factors could have a material adverse effect on us.

We are subject to risks affecting shopping centers which may materially and adversely affect our financial performance.

Our operation of our shopping centers (which lease spaces to third parties) is subject to various factors that affect their development, administration and profitability. These factors include the accessibility and the attractiveness of the area where the shopping center is located and of the shopping center itself; the flow of people and the level of sales of each shopping center rental unit; oversupply of retail space or a reduction in demand for retail space which could result in lower rent prices and lower revenues; increases in competition from other shopping centers which drive down our prices and profits; our inability to collect rents due to bankruptcy, insolvency of tenants or otherwise; the ability of our tenants to provide adequate maintenance and insurance; and fluctuations in occupancy levels in our shopping centers.

Many of our hypermarket, supermarket, department stores and home improvement stores are located in shopping centers, and as a result a substantial portion of our revenues is sensitive to factors affecting these and other shopping centers. Also, an economic downturn in the countries or regions in which our shopping centers are located could lead to the bankruptcy of our tenants and a reduction in our shopping center sales due to a decrease in disposable income, which could have a material adverse effect on us.

Our development activities depend on finding attractive real estate locations at reasonable prices.

An important part of our growth strategy rests on our ability to develop and open new stores. We face intense competition from both other retail operators and also real estate developers for new sites for our stores. Accordingly, we may be unable to find attractive real estate locations at reasonable prices to sustain our growth, which could have a material adverse effect on us.

We are subject to risks associated with development and construction activities.

The development, renovation and construction of our hypermarkets, supermarkets, department stores, home improvement stores and shopping centers involve certain risks such as failure to correctly anticipate construction costs, lower than anticipated occupancy rates and rents at newly completed projects, failure to obtain financing on favorable terms, delays in construction and lease-up, and failure to obtain necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

We are currently in the process of constructing several projects, including the Costanera Center in Santiago, Chile, which is the largest shopping center in Chile and will include an office tower that we believe will be the tallest building in South America. We face certain risks associated with the large-scale nature of the project, such as occupancy rates and rents not being sufficient to make the project profitable and the fact that we may be unable to obtain or may face delays in obtaining all necessary approvals for a necessary transit mitigation program. Any such delays, or other substantial unanticipated delays or expenses related to the Costanera Center office tower or other future construction or renovation projects may reduce our net income for the relevant periods and could have a material adverse effect on us. For example, the shopping center at the Costanera Center was originally scheduled to open in April 2012 and opened June 13, 2012. The office tower at the Costanera Center remains scheduled to open in 2013.

Our development activities depend on our ability to obtain and maintain zoning, environmental, land-use and other governmental approvals which we may not be able to get.

Our activities are subject to national, federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical heritage, consumer protection and other requirements in Chile, Argentina, Brazil, Peru and Colombia, all of which affect our ability to acquire land, develop and build projects and negotiate with customers. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

In addition, the regulation of matters relating to the protection of the environment is not as well developed in Argentina, Brazil, Chile, Peru and Colombia as in the United States and certain other countries. Accordingly, we anticipate that additional laws and regulations should be enacted over time in these countries with respect to environmental matters. If public authorities issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, we may be forced to make expenditures to comply with such new rules.

Our credit card and banking operations expose us to increased credit and financial risks which may have a material adverse effect on us.

Although not a part of our core business, our credit card and consumer finance operations in Chile, Argentina and Brazil are a growing segment of our business. We currently bear all of the credit risk associated with our credit cards in Chile, Argentina and Peru. In Brazil, where we operate our credit card through a joint venture with Brazil’s Banco Bradesco, we bear 50% of the credit risk associated with our cards, including defaults in payment and losses with Banco Bradesco bearing the remaining risk. See “Business—Financial Services—Brazil” for additional details related to our joint venture with Banco Bradesco.

Our credit card and consumer finance business can be materially and adversely affected by delinquency on credit card accounts, defaults in payments by credit card holders, extensive judicial processes enforcing the collection of payments, doubtful accounts or losses on receivables. Furthermore, the actual rates of delinquency, collection proceedings and losses on receivables may vary and be affected by numerous factors, which among others include:

•	adverse changes in regional economies;
•	acceptance of applicants with poor credit records;
•	inability to predict future charge-offs;
•	changes in credit card use;
•	political instability;
•	increase of unemployment; and
•	loss of value of actual salaries.

These and other factors may have a negative effect on present rates of delinquency, collection proceedings and losses, any one or more of which could have a material adverse effect on us. In particular, our credit card business has grown significantly in recent years and in connection with such growth, our past due credit card receivables have also grown. We cannot assure you that our present rates of delinquency will not increase, and if they do, that it would not have a material adverse effect on us.

Further, to boost our retail volume sales, one of our business goals is to promote greater use of our credit cards and other financing activities in Chile, Argentina and Brazil and introduce our own credit card in Peru (under which we would assume all credit risk). As a result, our exposure to the credit risk of our cardholders and banking customers is likely to increase in the near future. We cannot assure you that any expansion of our credit card operations (including the assumption of account approval and credit risk by us) or our other lending operations, such as the cash advances and consumer loans we offer to our credit card customers, will not result in an impairment of the credit portfolio of our credit card and banking business in Chile, Argentina and Brazil. Any such impairment would have a material adverse effect on us. See “Business—Financial Services” for additional details related to our credit card and consumer loan operations.

Our credit card and banking activities depend on our ability to comply with current or future government regulations, as well as our ability to obtain and maintain governmental approvals.

Our credit card and banking operations are subject to substantial regulation. We must comply with national, state and municipal laws, and with regulations, authorizations and licenses required with respect to credit card and banking activities. We invest financial and managerial resources to comply with these laws and related permit requirements. For example, in Peru we are currently applying for the operation license for Banco Cencosud from the Peruvian financial services regulator (SBS). However, we cannot assure that you will be granted this license, which may have a material adverse effect on us.

Our failure to comply with credit card and banking laws and related permit requirements could subject us to investigations, enforcement actions, fines or penalties. Moreover, if applicable laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, our capital or operating costs could increase beyond what we currently anticipate, and the process of obtaining or renewing licenses for our activities could be hindered or even opposed by the competent authorities. We cannot assure you that regulators will not impose more restrictive limitations on the activities of our credit card or bank operations in the future than those currently in effect. Any such change could have a material adverse effect on us.

Our food retail business sources fresh products from local producers. climate changes may affect their ability to produce, and consequently may affect our capacity to offer such products.

There are indicators of a current climate change happening worldwide. Changes in temperatures and precipitation patterns may negatively affect the capacity of certain regions to produce fresh products such as fresh fruits and vegetables and dairy products. As of January 2012, Chile is suffering one of its worst droughts in decades, which has resulted in substantial loss of crops and livestock.

We have a significant focus on perishable products. Sales of perishable products accounted for approximately 30.0% of our total sales in 2011. As we source part of our fresh products from local producers, such changes in climate could impair or limit our ability to source such products, thus affecting our capacity to offer the full assortment of products that we normally carry. Any such disruption could have a material adverse effect on us.

We are dependent on key personnel.

Our and our subsidiaries’ development, operation and growth have depended significantly upon the efforts and experience of our board of directors (particularly our chairman, Mr. Horst Paulmann Kemna) and our senior management. If for any reason, including retirement, the services of such persons, particularly Mr. Horst Paulmann Kemna, were to become unavailable and we fail to find and retain an adequate replacement for such persons on a timely basis, there could be a material adverse effect on our operations.

Certain of our debt instruments impose significant operating and financial restrictions and in the event of a default, all of our borrowings could become immediately due and payable.

The terms of our financial indebtedness impose, and the terms of our future financial indebtedness may impose, significant operating and other restrictions on us and many of our subsidiaries. The agreements governing our credit facilities and corporate bond issuances contain restrictive covenants and a requirement that we comply with a number of financial “maintenance” covenants, including ratios of total debt to equity, total liabilities to net worth, net financial debt to equity, net financial debt to EBITDA, and EBITDA to financial expenses, as well as minimum levels of total assets, unencumbered assets and equity. Our ability to comply with these ratios may be affected by events beyond our control. These restrictions and financial ratios could limit our ability to plan for or react to market conditions, otherwise restrict our activities or business plans and could have a material adverse effect on us, including our ability to finance ongoing operations or strategic investments or to engage in other business activities.

A significant portion of our financial indebtedness is also subject to cross default provisions. Our breach of any of these restrictive covenants or our inability to comply with the financial maintenance ratios would result in a default under other applicable debt instruments. If any such default occurs, the lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, the lenders will have the right to exercise their rights and remedies against us, and we cannot assure you that our assets would be sufficient to repay in full our obligations. Our inability to repay our obligations could have a material adverse effect on us.

We are subject to risks associated with real estate investments.

Our real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within our control. For example, the yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. In addition, our ability to generate sufficient income from our properties to service our debt and cover other expenses may be materially and adversely affected by the following factors, among others, some of which we cannot control:

•	downturns in a national, regional and local economic climate;

•	changes in interest rates and availability of financing;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes);

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

•	increased competition from other real estate operators which might drive down our prices and profits;

•	increased operating costs due to inflation and other factors such as insurance expense, utilities, real estate taxes, state and local taxes and heightened security and cleaning costs;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, and the higher costs thereof;

•

the inability to revise the commercial terms of our lease agreements to reflect high inflation or exchange rates fluctuations in markets where our leases are based on local nominal currency or in foreign currency;

•	bankruptcy of tenants and reduction in shopping center sales due to lower disposable income;

•	exercise by our tenants of their legal right to terminate their leases early; and

•	the inability to find new tenants as leases on our properties expire or terminate early.

The occurrence of any combination of the factors listed above could significantly decrease the income we receive from our real estate investments, which in turn could have a material adverse effect on us.

Eviction proceedings in Chile, Argentina and Peru are difficult and time consuming, and as a result we may not be able to evict defaulting tenants from our shopping centers.

In our shopping center business, we hold several commercial leases with third party lessees. Although Chilean, Argentine and Peruvian laws allow a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in these countries are difficult and time-consuming. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction, as the heavy workload of the courts and the numerous procedural steps required have generally delayed landlords’ efforts, including ours, to evict tenants. Historically, delinquency regarding our office rental space has been low, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. We cannot assure you, however, that delinquency rates in the future will not increase significantly, or that our negotiations with tenants will prove to be as successful as they have been in the past, which could have a material adverse effect on us.

Any disruption in the operations of our distribution centers may have a material adverse effect on us.

A substantial part of the products we sell in our stores are distributed through our distribution centers. Should any of these distribution centers experience an interruption in operations, we may not be able to effectively distribute the products we sell, which may have a material adverse effect on us.

Additionally, our growth strategy contemplates the opening of new stores in the countries where we operate, which may require an increase in the capacity of our distribution centers, the reorganization of our existing distribution centers or the establishment of new distribution centers. Should we fail to locate adequate properties on which to build new distribution centers, or fail to effectively integrate new, or expand existing, distribution centers, we may not be able to deliver inventory to our stores in a timely manner, which may have a material adverse effect on us.

Certain of our stores rely heavily on sales of perishable products, and ordering errors or product supply disruptions may have a material adverse effect on us.

Our hypermarkets and supermarkets have a significant focus on perishable products. Sales of perishable products accounted for approximately 30.0% of our total sales in 2011. We rely on various suppliers and vendors to provide and deliver our product inventory on a continuous basis. We could suffer significant perishable product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering systems will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which could have a material adverse effect on us.

An increase in export or import duties and controls may have a material adverse effect on us.

Our future success depends on our ability to select and purchase quality merchandise at attractive prices. While we have historically been able to locate and purchase quality merchandise at good prices, such merchandise may become subject to higher import taxes than currently apply. For example, since 2002 the Argentine government has imposed duties on the exports of various primary and manufactured products, including some of the products we sell in our stores. During the last eight years, such export taxes have undergone significant increases, reaching a maximum of 35%. We cannot assure you that there will not be further increases in the export taxes or that other new export or import taxes or quotas will not be imposed by the government of Argentina or of the other countries in which we operate.

In addition, foreign trade policies, tariffs and other impositions and requirements on imported goods, which may depend on the product’s place of origin or on the product’s nature and specifications, as well as other factors relating to the foreign trade of the countries in which we operate are beyond our control and could result in difficulties in obtaining quality, low-cost merchandise from these countries and consequently could have a material adverse effect on us.

Labor relations may have a material adverse effect on us.

As of March 31, 2012, approximately 43.1% of our retail store employees were represented by unions under several collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we have experienced labor strikes in the past and we cannot assure you that labor relations will continue to be positive or that a deterioration in labor relations will not have a material adverse effect on us. See “Business—Employees.”

We could be harmed by a failure or interruption of our information technology or administrative systems.

We rely on our information technology and administrative systems to effectively manage our business data, communications, supply chain, pricing, order entry and fulfillment and other business processes. We use different world-class platforms in our retail and financial services segments in all countries in which we operate. Even advanced technology systems, however, are subject to defects, interruptions and breakdowns. The failure of our information technology or administrative systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels resulting in a material adverse effect on us.

In addition, our information technology and administrative systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on us, including as a result of our facing significant fines, customer notice obligations or costly litigation, harming our reputation with our customers or requiring us to expend significant time and expense developing, maintaining or upgrading our information technology or administrative systems, or preventing us from paying our suppliers or employees, receiving payments from our customers or performing other information technology or administrative services on a timely basis.

We are currently in the process of upgrading our IT infrastructure, during the implementation and transition period, we could face delays and unexpected challenges that could affect our operations.

Further, while we have some backup data-processing systems that could be used in the event of a catastrophe or a failure of our primary systems, we do not yet have an integrated disaster recovery plan nor a backup data center that covers all regions in which we operate. While we endeavor to prepare for failures of our network by providing backup systems and procedures, we cannot guarantee that our current backup systems and procedures will operate satisfactorily in the event of a regional emergency. Any substantial failure of our back-up systems to respond effectively or on a timely basis could have a material and adverse effect on us.

If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties and experience negative publicity, which could affect our customer relationships and have a material adverse effect on us.

We and our customers could suffer harm if customer information were accessed by third parties due to a security failure in our systems. The collection of data and processing of transactions require us to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting U.S. state and federal legislative proposals addressing data privacy and security. If similar proposals are adopted in the countries in which we operate, we may be subject to more extensive requirements to protect the customer information that we process in connection with the purchases of our products. We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could have a material adverse effect on our business, results of operations, financial condition and cash flows due to the costs and negative market reaction relating to such developments.

Risks related to Chile

Our growth and profitability depend on the level of economic activity in Chile and other markets.

41.7% and 46.3% of our revenues from ordinary activities in the years ended December 31, 2011 and 2010, respectively, and 38.3% in the three months ended March 31, 2012, were derived from revenues in Chile. Accordingly, our results of operations and financial condition are dependent to a significant extent on the level of economic activity in Chile. The Chilean economy has been influenced, to varying degrees, by economic conditions in other emerging market countries. We cannot assure you that the Chilean economy will continue to grow in the future or that future developments in or affecting the Chilean economy, including further consequences of economic difficulties in Brazil, Argentina and other emerging markets, will not have a material adverse effect on us.

In September 2008, the housing crisis in the United States sparked a series of financial institution failures throughout the globe. This resulted in a liquidity crisis and a reduction in growth of the global economy as financial institutions tightened risk policies and reduced lending to banks, corporations and individuals. Consequently, Chile was adversely affected by a strong decrease in growth during the fourth quarter of 2008 and during 2009 as its trading partners entered into recession, which affected local sales, employment levels, plans for investment and the price of exports. Lingering negative effects of the global recession may continue to adversely affect the Chilean economy and unfavorable general economic conditions could negatively affect the affordability of and demand for some of our products and services and our ability to access the capital markets. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of some of our products, electing to use fewer higher-margin services or obtaining products and services under lower-cost programs offered by competitors. If any of these events were to occur, it could have a material adverse effect on us.

In spite of the recent growth of the Chilean economy, we cannot assure you that Chile’s economy will continue to grow in the future, nor can we assure you that future developments in or affecting the Chilean economy will not impair our ability to proceed with our business plan or have a material adverse effect on us.

Economic and political problems encountered by other countries may adversely affect the Chilean economy, and, as a result, our results of operations and the market value of our securities.

The prices of securities issued by Chilean companies are to varying degrees influenced by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not have a material adverse effect on us.

We are also directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe, Brazil, Argentina and other nations. If these nations’ economic conditions deteriorate, the economy in Chile, as either a neighboring country or a trading partner, could also be affected and could experience slower growth than in recent years with possible adverse impact on our customers and suppliers. The crises and political uncertainties in other Latin American countries could also have an adverse effect on the Chilean economy, and, as a result, our results of operations and the market value of our securities.

Chile is also involved in an international litigation with Peru regarding maritime borders and has had other conflicts with neighboring countries in the past. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have a material adverse effect on the Chilean economy, and, as a result, our results of operations and the market value of our securities.

The Chilean supermarket and department store industries show signs of saturation which could impair our ability to grow profitably in Chile.

We believe that the Chilean supermarket industry shows certain signs of saturation. As a result newly opened stores cannibalize the sales of existing stores to some extent. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean “GDP” or acquisitions of other supermarket chains, and we cannot assure you that either will in fact occur. As a result, we cannot assure you that in the future we will be able to achieve real growth in same-store sales in Chile. We believe that the Chilean department store industry has also shown signs of saturation as a result of a very aggressive expansion in past years by the industry’s main participants.

In addition, good locations are increasingly difficult to find, particularly for our big-box stores. Most major retailers have locked up key mall properties and control large land banks, and as a result we have faced difficulties in finding acceptable sites because we are more likely to open mid- to large-size supermarkets. We may be vulnerable to the expansion by “small box” supermarkets, such as convenience stores, who may more readily find suitable properties.

Temporary increases in the corporate tax rate in Chile to finance part of the reconstruction effort may be extended and such extension may have a material adverse effect on us.

As a result of the February 2010 earthquake and tsunami, the Chilean government raised the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami. The new legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income reported in 2011. The rate decreased to 18.5% in 2012. Although the corporate income tax increase was approved as a temporary amendment and the law contemplates returning to the 17.0% rate in 2013, on May 2, 2011 the Government proposed to retain the corporate tax rate at 20%. This legislation, and any future increases in the corporate income tax rate, may have a material adverse effect on us.

Inflation and government measures to curb inflation may adversely affect the Chilean economy and have a material adverse effect on us.

Chile has experienced high levels of inflation in the past, including increases in the Chilean consumer price index of 7.8%, 7.1%, -1.4%, and 3.0% in 2007, 2008, 2009 and 2010, respectively. Chile experienced deflation of 1.4% during 2009, inflation of 3.0% during 2010 and inflation of 4.4% during 2011, according to the Central Bank of Chile. We cannot assure you that this trend will continue.

The measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Chile and to heightened volatility in its securities markets. Periods of higher inflation may also slow the growth rate of the Chilean economy, which could lead to reduced demand for our products and services and decreased sales. Inflation is also likely to increase some of our costs and expenses, given that the majority of our supply contracts are denominated in Unidades de Fomento (“UF”) or are indexed to the Chilean consumer price index, and we may not be able to fully pass any such increases on to our customers, which could have a material adverse effect on us. Furthermore, at March 31, 2012, approximately 28% of our outstanding debt was UF-denominated. As a result, severe increases in inflation could affect the Chilean economy and could have a material adverse effect on us.

Currency devaluations and foreign exchange fluctuations may have a material adverse effect on us.

The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. The main driver of exchange rate volatility in the past years was the significant devaluations in other Latin American countries, mainly Brazil, as well as general uncertainty and trade imbalances in the global markets. In 2007, the Chilean peso appreciation was driven by an improvement in Chilean economic indicators and record commodities prices, together with a weak performance of the U.S. dollar. More recently, the primary driver of exchange rate volatility has been the substantial appreciation of Latin American currencies, including the Chilean peso, against the U.S. dollar. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See “Exchange Controls.”

Historically, a significant portion of our indebtedness has been denominated in U.S. dollars, while a substantial part of our revenues and operating expenses has been denominated in Chilean pesos. If the Chilean peso’s value declines against the dollar, we will need more Chilean pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect us. As of March 31, 2012, 29% of our financial debt (bank loans and bonds) was denominated in U.S. dollars, and 68% of such debt was fully hedged against exchange rate variations between the Chilean peso and the U.S. dollar through financial instruments such as forward exchange agreements and cross-currency swaps. The remainder of our interest-bearing debt is primarily UF- or Chilean peso-denominated and therefore not subject to exchange rate risk. Our hedging policy against foreign exchange fluctuations is disclosed in “Management’s Discussion and Analysis of Results of Operations—Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Risk.” We cannot assure you that our hedging policies will avoid future losses related to exchange rate variations.

Any significant currency devaluation or foreign exchange fluctuation in the future may adversely affect the performance of the Chilean economy and have a material adverse effect on us.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Financial reporting and securities disclosure requirements in Chile differ in certain significant respects from those required in the United States. There are also material differences between IFRS and U.S. GAAP. Accordingly, the information about us available to you will not be the same as the information available to holders of shares issued by a U.S. company. In addition, the Ley de Mercado de Valores No. 18,045, or the Chilean Securities Market Law, which governs open or publicly listed companies, such as us, imposes disclosure requirements that are more limited than those in the United States in certain important respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States, and the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Chile is located in a seismically active region.

Chile is prone to earthquakes because it is located along major fault lines. A major earthquake, like the one that struck Chile in 2010, could have significant negative consequences for our operations and for the general infrastructure in Chile, such as roads, rail and access to goods. Even though we maintain insurance policies standard for this industry with earthquake coverage, and our business results were not materially impacted by the 2010 earthquake, we cannot assure you that a future seismic event will not have a material adverse effect on us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the 2010 Earthquake and Tsunami.”

Risks related to Argentina

Argentine economic and political conditions and perceptions of these conditions in international markets may have a direct impact on our business and our access to international capital markets, and could have a material and adverse effect on us.

28.9% and 30.3% of our revenues from ordinary activities in the years ended December 31, 2011 and 2010, respectively, and 27.7% in the three month period ended March 31, 2012, were derived from revenues in Argentina and an important share of our land bank is located in Argentina. Accordingly, our results of operations and financial condition are affected to a significant extent by the level of economic activity in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation and Argentina’s sovereign credit default swap (CDS) spreads are currently among the highest in the world. Between 2001 and 2003 Argentina experienced a period of severe political, economic and social crisis. In 2002, enactment of Law No. 25,561 (the “Public Emergency Law”) ended more than a decade of uninterrupted Argentine peso/U.S. dollar parity and the Argentine peso has fluctuated significantly since then. See “Exchange Rates.”

Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine peso and a high excess production capacity derived after a long period of deep recession, and was favored by high commodity prices. The global economic crisis of 2008 has led to a sudden deceleration of the economy, accompanied by political and social unrest, inflationary and Argentine peso depreciation pressures and lack of consumer and investor confidence. According to the Instituto National de Estadísticas y Censos (the Argentine National Institute of Statistics and Census, or “INDEC”), Argentina’s gross domestic product, in real terms, grew by 8.7% in 2007, 6.8% in 2008, 0.9% in 2009, 9.2% in 2010 and is estimated to have grown 9.3% in 2011. We cannot assure you that GDP will increase or remain stable in the future. Even though during 2010 and the first three quarters of 2011, the Argentine economy has begun to overcome the economic slowdown, showing strong growth levels of 9.3% (annualized), there is uncertainty as to whether Argentina may sustain prolonged economic growth. The recent economic crisis in Europe and the uncertainties of the political future caused by the recent reelection of president Cristina Fernandez, among other factors, may affect the development of the Argentine economy and have a material adverse effect on us.

Argentina’s limited ability to obtain financing from international markets and limited economic growth could have a material adverse effect on us.

Argentina’s 2001 default and its failure to fully restructure its sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as claims with the International Centre for Settlement of Investment Disputes (ICSID) have resulted and may continue to result in judgments against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek attachment orders or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on Argentina’s economy and, consequently, on us. Furthermore, Argentina’s inability to obtain credit could have a material adverse effect on our Argentine subsidiaries, including their ability to access international credit markets, either for working capital requirements or to repay their debt at maturity.

Inflation may continue to increase, causing adverse effects on the Argentine long-term credit markets as well as the Argentine economy, its growth and our activities in Argentina.

After several years of price stability, the devaluation of the Argentine peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. However, consumer prices increased by 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010 and 9.5% in 2011 according to the INDEC, and private institutes estimate that consumer prices have increased significantly more than official estimates. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness in international trade by diluting the effects of the Argentine peso devaluation and could have a material adverse effect on us.

Significant devaluation or appreciation of the Argentine peso against the U.S. dollar and other foreign currencies may adversely affect the Argentine economy, its growth and our activities in Argentina.

The depreciation of the Argentine peso in 2002 had positive effects on the competitiveness of certain sectors of the Argentine economy, but it also had a negative impact on the financial condition of Argentine businesses and individuals. The devaluation adversely affected the Chilean peso and U.S. dollar value of our assets and earnings in Argentina and, thus, impaired our financial condition. Moreover, the devaluation of the Argentine peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, and adversely affected the federal and provincial governments’ ability to honor their foreign debt obligations. If the Argentine peso devalues significantly again, all of the negative effects on us and the Argentine economy related to such devaluation could recur, with material and adverse consequences to us.

A substantial increase in the value of the Argentine peso against foreign currencies would adversely affect exports and could have a negative effect on the Argentine economy, with material and adverse consequences on us.

There are concerns about the accuracy of the Argentine INDEC’s measurements and thus its impact on us.

In January 2007, the INDEC modified its methodology used in calculating the consumer price index. At the same time, the Argentine government also replaced several key personnel at the INDEC, prompting complaints of government interference from the technical staff at the INDEC. In addition, the IMF requested that the government clarify its inflation rates. In June 2008, the INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations.

The new index has been criticized by economists and investors after its initial report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indices published by INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. If it is determined that it is necessary to correct the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on us.

Government intervention in Argentina may have a direct impact on our prices and sales.

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. We cannot assure you that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our products in Argentina in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the prices of our products, which could have a material adverse effect on us.

Government measures to address economic and social unrest may adversely affect the Argentine economy and thereby have a material adverse effect on us.

Despite the economic recovery and relative stabilization since 2003, social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, increase in export taxes, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. For example, on April 16, 2012, the Argentine government announced its intention to expropriate YPF, S.A. (“YPF”), the largest oil and gas company in Argentina, which is controlled by Repsol YPF, S.A., a Spanish integrated oil and gas company. On May 4, 2012 the Argentine Congress approved the expropriation of 51% of YPF’s capital stock. The nationalized capital stock would be distributed as follows: 49% to certain Argentine provinces and the remaining 51% to the national government. These policies could destabilize the country, both socially and politically, and have a material adverse effect on the Argentine economy and other Latin American economies and, consequently, on us.

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors have experienced significant pressure from their employees, unions and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, the employees and labor organizations have begun again demanding significant wage increases. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits, including mandatory profit sharing, in the future. Any such measures could have a material adverse effect on us.

Argentine lease laws impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including prohibition of inflation adjustment clauses, mandatory minimum and maximum duration, and statutory tenants’ rights to rescind commercial lease agreements after the initial six months. These restrictions could have a material adverse effect on our Argentine operations.

In the past, in response to housing shortages, high rates of inflation and difficulties in obtaining credit, the Argentine government imposed more strict and burdensome regulations regarding leases. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. We cannot assure you that the Argentine government will not impose similar or more stringent regulations in the future, any of which could have a material and adverse effect on us.

Exchange controls could restrict the inflow and outflow of funds in Argentina and have a material adverse effect on us.

In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including funds for purposes of paying principal and interest on debt and distributing dividends.

Although many of these restrictions have been eased in some respects, some restrictions on transfer of funds from Argentina (e.g., to make payments of principal and interest) still remain in effect and other controls on capital inflows have been established. Further, similar or new restrictions relating to the purchase of foreign currency and its transfer abroad for the payment of dividends, which were significantly eased in 2003, could be reinstated in the future. If that were to occur, we may default in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, or we may not be able to distribute dividends from Argentina, which could have a material adverse effect on us.

In addition, pursuant to Resolutions AFIP N° 3210/2011 and N° 3212/2011 and Communication “A” 5245, enacted in late 2011, prior to authorizing the sale of foreign currency to make portfolio investments abroad or similar investments, the local bank must obtain prior clearance from an online database run by the federal tax authority (AFIP). This database must confirm whether an individual or entity has sufficient declared assets or funds to make the purchase of foreign currency. In the event that declared assets or funds are not sufficient, the bank may not sell foreign currency to such individual or entity. However, the regulations fail to explain how this calculation is carried out. This requirement may affect the ability of our Argentine subsidiaries to make or manage their foreign currency investments or to transfer funds abroad, which represented 28.9% of our revenues for 2011 and 27.7% for the three month period ended March 31, 2012.

Risks related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could have a material adverse effect on us.

At March 31, 2012 and in the years ended December 31, 2011 and 2010, our operations in Brazil represented 25.5%, 20.5% and 13.6% of our consolidated revenues from ordinary activities for such periods, respectively. These percentages, however, will increase in future periods when our Prezunic operations are fully integrated. Accordingly, our financial condition and results of operations are dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s gross domestic product, in real terms, grew by 6.1% in 2007, 5.2% in 2008, decreased 0.3% in 2009, grew 7.5% in 2010 and 2.9% in 2011, according to the Central Bank of Brazil. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could have a material adverse effect on us.

Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

Changes in Brazilian tax laws may increase our tax burden.

The Brazilian government frequently implements changes to tax regimes that may affect us and our customers. These changes include changes in prevailing tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and have a material adverse effect on us. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on export and imports. We may be materially and adversely affected by changes in policies or regulations involving or affecting factors such as:

•	interest rates;
•	monetary policy;
•	exchange controls and restrictions on remittances abroad;
•	currency fluctuations;
•	inflation;
•	liquidity of domestic capital and financial markets;
•	tax policy; and
•	other political, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil. As a result, these uncertainties and other future developments in the Brazilian economy may have a material adverse effect on us.

Inflation, and the Brazilian government’s measures to combat inflation, may generate economic uncertainty in Brazil.

Brazil has historically experienced high rates of inflation. In the recent past, inflation, as well as government efforts to combat inflation, have had significant negative effects on the Brazilian economy and contributed to heightened volatility in the Brazilian securities market. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at December 31 was 13.75% in 2008, 8.75% in 2009, 10.75% in 2010, 11.0% in 2011 and 9.75% for the three months ended March 31, 2012, as determined by the Central Bank of Brazil’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

Brazilian government actions, including interest rate changes, intervention in the foreign exchange market, fiscal policy expansion and actions to adjust or fix the value of the Real, may trigger increases in inflation. If Brazil experiences substantial inflation in the future, the consequences may include greater economic uncertainty and increased costs for us, which may have a material adverse effect on us.

Furthermore, we currently owe an aggregate amount of R$250 million in connection with our acquisition of Bretas that is indexed to inflation in Brazil. In addition, we also owe an aggregate amount of R$295 million in connection with our acquisition of Prezunic that is indexed to inflation in Brazil. If our cash generation in local currency does not grow in line with inflation, our capacity to pay for these obligations may be negatively affected.

Exchange rate instability may adversely affect the Brazilian economy and us.

The Brazilian currency has historically suffered frequent fluctuations. In the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. There have often been significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar, the euro and other currencies.

However, in the last four years, the Real depreciated (against the U.S. dollar) by 2.9%, from R$1.77 per U.S. dollar at December 31, 2007 to R$1.82 per U.S. dollar at March 31, 2012 (the latest available date, as December 31, 2011 fell on a non-business day), except in 2008 when it reached R$2.34 per U.S. dollar. This volatility may affect our consolidated financial statements, due to the growing importance of our Brazilian operations in our business portfolio, which could have a material adverse effect on us.

Our business in Brazil is subject to governmental regulation.

Our Brazilian operations are subject to a variety of national, state, and local laws and regulations, including environmental, agricultural, health and safety and labor laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could subject us to fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate damage or injury. Moreover, if applicable laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, our capital or operating costs could increase beyond what we currently anticipate, and the process of obtaining or renewing licenses for our activities could be hindered or even opposed by the competent authorities.

Risks related to Peru

Economic, social and political developments in Peru, including political instability, inflation and unemployment, could have a material adverse effect on us.

During the three months ended March 31, 2012, operations in Peru generated revenues from ordinary activities representing 8.0% of our consolidated revenues from ordinary activities. Our results of operations and financial condition may be affected by changes in economic and other policies of the Peruvian government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, and by other economic, social and political developments in Peru, including devaluation, currency exchange controls and economic growth. Previous Peruvian governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. In the third quarter of 2011 the Peruvian economy started to show signs of slowdown driven by the uncertainty in connection with the election of President Humala and expectations of a recession in Europe and the United States.

In the past, Peru has suffered through periods of high inflation, which materially undermined the Peruvian economy and the government’s ability to create conditions that would support economic growth. A return to a high inflation environment would also undermine Peru’s foreign competitiveness, with negative effects on the level of economic activity and employment and on us.

The newly elected Peruvian president may not maintain recent economic policies, which could have a material adverse effect on us.

In July 2011, Ollanta Humala became president of Peru. The election of President Humala initially generated political and economic uncertainty. President Humala’s presidential campaign was based on a platform of poverty reduction and wealth redistribution by means of interventionist policies, although since his inauguration President Humala has taken steps indicating that his administration will focus on more centrist economic policies. For instance, the new administration ratified Julio

Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as Minister of Economy and Finance, both of whom served as senior members of the previous administration and have been strong proponents of open market policies. We cannot assure you that the new administration will not pursue significant changes in the country’s economic policies and regulations, including tax increases, higher minimum wages and employee pension requirements, stricter environmental standards, greater rights for local indigenous communities and more proactive or interventionist government policies in certain sectors of the economy that have been underserved by the private sector. Such policies, if implemented, could have a material adverse effect on the Peruvian economy and, as a result, us as well.

In addition, President Humala’s political party did not obtain a majority of the congressional seats which may potentially lead to a gridlock in the Peruvian Congress and create further political uncertainty.

A devaluation of the Peru’s currency or unexpected changes in exchange controls could have a material adverse effect on us.

The Peruvian currency has historically experienced a significant number of devaluations and, as a result, the Peruvian government has adopted and operated under various exchange rate control practices and determination policies, ranging from strict control to market determination of exchange rates. The Nuevo Sol depreciated against the U.S. dollar by 4.8% in 2008, appreciated against the U.S. dollar by 8.0% in 2009, appreciated against the U.S. dollar by 2.8% in 2010 and appreciated against the U.S. dollar by 4.1% in 2011. As the Peruvian economy is partially dollarized, devaluation of the Nuevo Sol against the U.S. dollar could have a negative impact on the economy. Therefore, any significant devaluation of the Nuevo Sol against the U.S. dollar could have a material adverse effect on us.

Risks relating to our shares and the ADSs

There is no existing market outside of Chile for the ADSs or for our shares of common stock , and we do not know whether one will develop to provide you with adequate liquidity. If our stock price fluctuates after the global offering, you could lose a significant part of your investment.

Prior to the global offering, there has not been a public market for the ADSs or for our shares of common stock outside Chile. If an active trading market does not develop, you may have difficulty selling any of the ADSs that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange (the “NYSE”), or otherwise or how liquid that market might become. The offering price for the ADSs will be determined by, among other factors, negotiations between us and the international underwriters and may not be indicative of prices that will prevail in the open market following the global offering. Consequently, you may not be able to sell the ADSs at prices equal to or greater than the price paid by you in the global offering. In addition to the risks described above, the market price of the ADSs may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover the ADSs or shares of common stock after the global offering or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any financial analysts that elect to follow the ADSs or shares of common stock or the shares of common stock of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of the ADSs and shares of common stock; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the ADSs and shares of common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could have a material adverse effect on us.

There may be a lack of liquidity and market for our shares of common stock and the ADSs in Chile.

Our shares of common stock are listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange, which we collectively refer to as the “Chilean Stock Exchanges.” Although ADS holders are entitled to withdraw shares of common stock underlying the ADSs from The Bank of New York Mellon (the “Depositary”) at any time, the Chilean Stock Exchanges are substantially smaller, less liquid and more volatile than major securities markets in the United States. Although our shares of common stock are traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our shares of common stock will continue to exist. Prior to this proposed capital increase, our non-controlling shareholders hold approximately 35% of our outstanding shares of common stock. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market any shares of common stock obtained upon withdrawal of such shares from the ADS facility in the amount and at the price and time such holder desires, and could increase volatility of the price of the ADSs.

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce directly the rights of shareholders under our estatutos (“Bylaws”) and the laws of Chile. Holders of ADSs may exercise voting rights with respect to the shares of common stock represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. Holders of our shares of common stock will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the Depositary following our notice to the Depositary requesting the Depositary to do so. To exercise their voting rights, holders of ADSs must instruct the Depositary on a timely basis on how they wish to vote. This voting process necessarily will take longer for holders of ADSs than for holders of our common stock. If the Depositary fails to receive timely voting instructions for all or part of the ADSs, the Depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote with respect to their ADSs, except in limited circumstances.

Holders of ADSs also may not receive the voting materials in time to instruct the Depositary to vote the common stock underlying their ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the shares of common stock underlying their ADSs are not voted as requested.

The significant share ownership of our controlling shareholders may have a material adverse effect on the future market price of the ADSs and our shares of common stock.

We are currently controlled by our founder, Mr. Horst Paulmann, and his family, who together have a 64.9% ownership stake in us, through Inversiones Quinchamali Ltda., Inversiones Latadía Ltda. and Inversiones Tano Ltda. A disposition by our Controlling Shareholder of a significant number of our shares, or the perception that such a disposition might occur, could materially and adversely affect the trading price of our shares of common stock on the Santiago Stock Exchange as well as the market price of the ADSs on the New York Stock Exchange.

Our Controlling Shareholders are able, and after the global offering will continue, to exercise significant control over our company, and also own a significant minority interest in many of our international subsidiaries which could result in conflicts of interest.

Our Controlling Shareholders are in a position to direct our management and to determine the result of substantially all matters to be decided by majority vote of our shareholders, including the election of a majority of the members of our board of directors, determining the amount of dividends distributed by us (subject to the legally mandated minimum of 30% of net income), adopting certain amendments to our Bylaws, including the issuance of new shares, enforcing or waiving our rights under existing agreements, leases and contractual arrangements and entering into agreements with entities affiliated with us. As a result, circumstances may occur in which our Controlling Shareholders’ interests could be in conflict with your interests as holder of the ADSs. Our Controlling Shareholders may have interests in pursuing or preventing acquisitions, divestitures or other transactions where, in their judgment, such action would be in our best interests, even though such action may not be in the best interests of our minority shareholders.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Therefore, you will not have the same protections afforded to shareholders of companies that are subject to all New NYSE corporate governance requirements.

For example, in reliance on the foreign private issuer exemption to the NYSE listing rules a majority of our board of directors may not consist of independent directors; our board’s approach may therefore be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to the NYSE listing rules.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

The corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. Upon completion of the international offering, we will be subject to the periodic reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”) that apply to “foreign private issuers.” The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example:

We will be required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q.

We will be required to file current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Chilean law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer.

We are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

Chilean law provides for fewer and less well-defined shareholders’ rights.

Our corporate affairs are governed by our Bylaws (which serve the combined function of the articles of incorporation and the bylaws of a U.S. corporation), and the laws of Chile. Under such laws and our Bylaws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to redemption rights in the event of a merger or other business combination undertaken by us. Persons or entities who seek to acquire control of a publicly-held Chilean corporation through a tender offer (oferta pública de adquisición de acciones), must make an offer to any and all shareholders of such company. See “Description of Share Capital—Right of dissenting shareholders to tender their shares” and “Description of Share Capital—Dividend and liquidation rights.”

See “Description of Share Capital—Right of dissenting shareholders to tender their shares” and “Description of Share Capital—Dividend and liquidation rights.”

Our status as a U.S. public company may increase our costs and disrupt the regular operations of our business.

The international offering will have a significant transformative effect on us. We expect to incur additional legal, accounting, reporting and other expenses as a result of having an ADS program. We will also incur costs which we have not incurred previously, including, but not limited to, increased costs and expenses for directors’ fees, increased directors and officers insurance, increased investor relations, and various other incremental costs related to having an ADS program traded in the United States.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the Securities and Exchange Commission (the “SEC”) and NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have a material adverse impact on our ability to recruit and bring on a qualified independent board. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, the ADSs, and may impose additional controls or restrictions in the future.

Equity investments into Chile from abroad are subject to the requirement that investors provide Chile’s Central Bank with information related to such equity investments and conduct any operations in connection with the repatriation of investments and earnings on them within Chile’s Mercado Cambiario Formal, or Formal Exchange Market. See “Exchange Controls.” Holders of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and expenses and fees of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases as described under “Taxation—Material United States Federal Income Tax Considerations—U.S. Holders”). If for any reason, including changes in Chilean laws or regulations, the Depositary were unable to convert Chilean pesos to U.S. dollars, investors may receive dividends and other distributions, if any, in Chilean pesos.

Additional Chilean restrictions applicable to the holders of the ADSs and other foreign investors in Chile could be imposed in the future. The Central Bank of Chile has the authority to impose at any time certain controls, restrictions or obligations on foreign investors in Chile. Such restrictions could include, but are not limited to, the requirement to obtain the Central Bank of Chile’s prior approval for the repatriation of the proceeds from the disposition of shares underlying the ADSs or the payment of dividends. We cannot advise you as to the duration or impact of any such restrictions if imposed.

Currency devaluations, foreign exchange fluctuations and foreign currency conversion costs may have a material adverse effect on the U.S. dollar value of any cash distributions made to ADS holders in respect of ADSs.

If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the Depositary for the ADSs could be materially and adversely affected. Cash distributions made in respect of the ADSs are received by the Depositary in Chilean pesos, are then converted by the Depositary into U.S. dollars at the then prevailing exchange rate and distributed to the holders of ADSs. In addition, the Depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADSs.

ADS holders may not be able to effect service of process on, or enforce judgments or bring original actions against, us, our directors or our executive officers, which may limit the ability of holders of ADSs to seek relief against us.

We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, it may be difficult for ADS holders to effect service of process outside Chile upon us or our directors and executive officers or to bring an action against us or such persons in the United States or Chile to enforce liabilities based on U.S. federal securities laws. It may also be difficult for ADS holders to enforce in the United States or in Chilean courts money judgments obtained in United States courts against us or our directors and executive officers based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final money judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this money judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that enforcement would not violate Chilean public policy. Failure to satisfy any of such requirements may result in non-enforcement of your rights.

Preemptive rights may be unavailable to ADS holders or U.S. holders of shares in certain circumstances and, as a result, U.S. owners of shares or ADSs would be subject to potential dilution.

The Ley sobre Sociedades Anónimas No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to in this document collectively as the “Chilean Corporations Law,” require us, whenever we issue new shares for cash and sell treasury shares, to grant preemptive rights to all of our shareholders (including shares represented by ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. It is possible that, in connection with any future issuances of shares, we may not be able to offer shares to U.S. holders of shares or ADSs pursuant to preemptive rights granted to our shareholders and, as a result such U.S. holders of shares or ADSs would be subject to potential dilution.

We will not be able to offer shares to ADS holders or U.S. holders of shares pursuant to preemptive rights that we grant to our shareholders in connection with any future issuance of shares or sale of treasury shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available.

Such a registration statement may not be filed and an exemption from the registration requirements of the Securities Act may not be available. If owners of ADSs are unable to exercise preemptive rights because a registration statement has not been filed, the Depositary will attempt to sell such owners’ preemptive rights and distribute the net proceeds of the sale (net of the depositary’s fees and expenses) to the holders of the ADSs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. It is possible that a secondary market in preemptive rights may not develop in connection with any future issuance of shares or, if such a market does develop, a premium may not be able to be realized on their sale.

If preemptive rights cannot be sold, they will expire, and holders of ADSs will not realize any value from the grant of such preemptive rights. In either case, the equity interest in us of the holders of ADSs would be diluted proportionately.

Substantial sales of shares of our common stock after the global offering in connection with the preemptive rights offering and any shares of our common stock that we decide to sell in the event all of the preemptive rights are not exercised could result in a decline in the market price of the shares of our common stock.

The global offering is part of a capital increase of 270,000,000 shares of our common stock approved by our shareholders on April 29, 2011, of which 27,000,000 shares, or 10% of such capital increase, have been reserved for our employee stock option plan. In connection with the capital increase, we are required by Chilean law to make a preemptive rights offering to our existing shareholders of the remaining 243,000,000 shares of our common stock. In the preemptive rights offering, we will offer existing holders of shares of our common stock the right to subscribe for newly issued shares of common stock at the price at which shares of common stock, in the form of shares, are being offered in Chile. The Company plans to commence the global offering prior to the commencement of the preemptive rights offering. The preemptive rights offering is currently expected to commence on the day following the pricing date for the global offering and must remain open for 30 days. Our Controlling Shareholders have waived their rights with respect to up to 105,000,000 shares of common stock subject to such preemptive rights offering and these shares have been made available for the global offering and the international underwriters’ over-allotment option.

Any newly issued shares of our common stock in respect of which our existing shareholders have waived or not exercised within the required time period their preemptive rights will also be subject to our lock-up agreement with the international underwriters. See “Underwriting” elsewhere in this prospectus. However, with the prior written consent of J.P. Morgan Securities LLC and UBS Securities LLC, as representatives of the international underwriters, we are entitled to and may sell, to non-U.S. third parties in Chile and pursuant to Regulation S, any such shares for which preemptive rights have not been exercised by our existing shareholders. Assuming such consent is granted by the representatives, during a 30-day period following the expiration of the preemptive rights offering, we would not be permitted to sell these newly issued shares of our common stock to third parties at a lower price or on more favorable terms than those offered in the preemptive rights offering. After this 30-day period, assuming the prior consent of the representatives of the international underwriters, these newly issued shares of our common stock may be offered to third parties at a higher price and more favorable conditions than those offered in the preemptive rights offering, provided such offering is made in a stock exchange.

As a result, sales of these preemptive rights or the underlying shares of our common stock, or sales by us (with the consent of the international underwriters) of newly issued shares of our common stock not acquired by our existing shareholders in the preemptive rights offering may negatively affect the market price of the shares of our common stock.

ADS holders may not be able to exercise redemption rights that are granted by the Chilean corporations Law to registered shareholders of publicly traded Chilean corporations.

Under Ley sobre Sociedades Anónimas No. 18,046, as amended (the “Chilean Corporations Law”), if any of the following resolutions is adopted by our shareholders at any extraordinary shareholders meeting, dissenting shareholders have the right of redemption and can require us to repurchase their shares, subject to the fulfillment of certain terms and conditions. A dissenting shareholder is a shareholder who either attends the shareholders meeting and votes against a resolution which results in a redemption right or, if absent from the shareholders meeting, a shareholder who notifies the company in writing within 30 days of the shareholders meeting of his opposition to the resolution and that he is exercising his redemption right.

The resolutions that result in a shareholder’s redemption right are the following:

•	our transformation into a different type of legal entity;

•	our merger with or into another company;

•

the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets; the sale of 50% or more of the assets of an affiliate which represents at least 20% of the assets of the corporation, as well as any sale of its shares which would result in us ceasing to be in control of such subsidiary;

•

the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to security interests or personal guarantees are granted to secure or guarantee obligations of our subsidiaries;

•

the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the redemption right only accrues to dissenting shareholders of the class or classes of shares adversely affected;

•

the amendment of our Bylaws to correct any formal defect in our incorporation, which might cause our Bylaws to be null and void, or any amendment of our Bylaws that grants a shareholder a redemption right;

•

the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

•	any other causes as may be established by Chilean law and our Bylaws (our Bylaws currently do not establish any instances).

In addition, shareholders of a publicly held corporation have a redemption right if a person acquires two-thirds or more of the outstanding voting stock of the company and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their redemption rights. However, the right of redemption described in the previous sentence does not apply in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term.

Finally, shareholders of a publicly held corporation have the right of redemption within 30 days after the date when the controller acquires more than 95% of the shares of the company. These redemption rights must be exercised within 30 days.

ADS holders own a beneficial interest in shares held by the Depositary and, accordingly, they are not shareholders of the Company. The Depositary will not exercise redemption rights on behalf of ADS holders. Accordingly, in order to ensure a valid exercise of redemption rights, an ADS holder would have to cancel his ADSs and become a registered shareholder of the Company no later than the date which is five Chilean business days before the shareholders’ meeting at which the vote which would give rise to redemption rights is taken, or the applicable record date for redemption rights that arise other than as a result of a shareholder vote. Redemption rights must then be exercised in the manner prescribed in the notice to shareholders that is required to be sent to shareholders of Chilean public companies advising such holders of their right of redemption. If an event occurs that gives rise to redemption rights, ADS holders will have a limited time to cancel their ADSs and to become registered shareholders of the Company prior to the record date for the shareholders meeting or other event giving rise to such redemption rights. If an ADS holder does not become a registered shareholder of the Company prior to such record date he will not be able to exercise the redemption rights available to registered shareholders.

Market volatility may affect our stock price and the value of your investment.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	announcements of new initiatives, commercial relationships, acquisitions or other events by us or our competitors;

•	failure of any of our initiatives to achieve commercial success;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	variations in our operating results, or the operating results of our competitors;

•	changes in our financial guidance to investors and analysts or our failure to achieve such expectations;

•	delays in, or our failure to provide, financial guidance;

•	changes in securities analysts’ estimates of our financial performance or our failure to achieve such estimates;

•	sales of large blocks of our common stock, including sales by our controlling shareholders;

•	additions or departures of any of our key personnel;

•	changes in accounting principles or methodologies;

•	changing legal or regulatory developments in the United States and other countries, including the companies in which we operate; and

•	discussion of us or our stock price by the financial press and in online investor communities.

In addition, the stock market in general has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management’s attention from our business.

Exchange rate fluctuations may affect our stock price and the value of your investment.

As our operations are denominated in local currencies (Chilean Peso, Brazilian Real, Peruvian Sol, Argentinian Peso and Colombian Peso), changes in the currency parities may affect our recognition of results. Furthermore, as our stocks are primarily traded at the Santiago Stock Exchange, our stock is traded and listed in Chilean pesos. Therefore, changes in the Chilean Peso versus the U.S. Dollar parity may affect the value of your investment when measured in U.S. Dollars.

Presentation of financial and other information

Certain defined terms

In this prospectus, unless otherwise specified or if the context so requires:

•

References to the terms “Cencosud S.A.,” “we,” “us,” “our” and “our company” refer to the registrant, Cencosud S.A., a corporation organized under the form of a sociedad anónima under the laws of Chile, and its consolidated subsidiaries, unless otherwise indicated.

•	References to “$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” are to U.S. dollars.

•	References to “Chilean pesos” or “Ch$” are to Chilean pesos, the official currency of Chile.

•	References to “Argentine pesos” or “Ar$” are to Argentine Pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian real, the official currency of Brazil.

•	References to “Nuevo Sol,” “Nuevos Soles” or “S/.” are to Peruvian nuevos soles, the official currency of Peru.

•	References to “Colombian pesos” or “Col$” are to Colombian pesos, the official currency of Colombia.

•

References to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean consumer price index during the prior calendar month. As of December 30, 2011, UF1.00 was equivalent to U.S.$ 42.94 and Ch$22,294.03 (the latest available date, as December 31, 2011 fell on a non-business day), as of March 31, 2012, UF1.00 was equivalent to U.S.$ 46.01 and as of March 30, 2012 was equivalent to Ch$22,533.51 (the latest available date, as March 31, 2012 fell on a non-business day in Chile), in each case based on the observed exchange rates reported by the Central Bank of Chile. See “Exchange Rates—Chile.”

This prospectus contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. Unless otherwise indicated, the exchange rate used in converting Chilean pesos into U.S. dollars for amounts presented is based on the observed exchange rate (dólar observado) reported by the Central Bank of Chile (the “Chilean Central Bank”) for March 30, 2012 (the latest available date, as March 31, 2012 was a non-business day in Chile), which was Ch$487.44 per U.S.$1.00. The rates reported by the Chilean Central Bank for March 31, 2012 and December 30, 2011 and 2010 are based upon the observed exchange rate published by the Chilean Central Bank on the first business day following the respective period. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See “Exchange Rates” for additional information regarding rates of exchange.

Adoption of international financial reporting standards

On August 28, 2007, the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or “SVS”), the governmental entity in Chile in charge of regulating Chilean public companies, the local securities market and the local insurance sector, announced the adoption in Chile of IFRS beginning on January 1, 2009. References in this prospectus to IFRS mean IFRS as issued by the IASB. Chilean companies were assigned different transition periods at the end of which they would be required to report their financial information in accordance with IFRS.

Our Audited Consolidated Financial Statements included elsewhere in this prospectus have been prepared in accordance with IFRS. Our Audited Consolidated Financial Statements are our second annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Until and including our financial statements for the year ended December 31, 2009, we prepared our consolidated financial statements in accordance with Chilean generally accepted accounting principles, or “Chilean GAAP,” which differs in certain important respects from IFRS.

Beginning with our quarterly report for the three months ended March 31, 2010, we started publishing financial statements in accordance with IFRS on a consolidated basis. Our Unaudited Consolidated Interim Financial Statements as of and for the three months ended March 31, 2012 and 2011 included elsewhere in this prospectus, have been prepared in accordance with IFRS. Our Audited Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009, included elsewhere in this prospectus, have been prepared in accordance with IFRS.

Financial statements

Our financial information included herein has been derived from (i) our Unaudited Consolidated Interim Financial Statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011, together with the notes thereto, prepared in accordance with IFRS, which we refer to in this prospectus as our “Unaudited Interim Consolidated Financial Statements”; and (ii) our audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, together with the notes thereto, prepared in accordance with IFRS, which we refer to in this prospectus as our “Audited Consolidated Financial Statements.”

Our Audited Consolidated Financial Statements have been audited by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm, whose report on our Audited Consolidated Financial Statements appears elsewhere in this prospectus.

Unless otherwise noted, the financial data presented herein as of and for the three months ended March 31, 2012 and as of and for the years ended December 31, 2011, 2010 and 2009 is stated in Chilean pesos, our functional and reporting currency.

Our consolidated financial statements have been prepared on the accrual basis of accounting, except for those items accounted for at fair value (for example, investment properties and certain financial assets, such as options and derivative financial instruments), and include the accounts of the Company and its subsidiaries, including Banco Paris. Our historical consolidated financial statements previously available do not consolidate the operations of Banco Paris. All significant inter-company balances and transactions have been eliminated in consolidation.

Rounding

Certain figures included in this prospectus and in our financial statements have been rounded for ease of presentation. Percentage figures included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Operating data

Calculations of revenues from ordinary activities for our shopping centers presented in this prospectus exclude inter-company lease payments to our shopping centers from stores owned by us. Unless otherwise noted, calculations of gross leasable area for our shopping centers do not include the square meters occupied by our stores.

As used herein, the term “same-store sales” reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2010 and operated throughout the last six months of 2010, (i) our “same-store sales” data would include the sales of that store for the last six months of 2010 and the last six months of 2011 and (ii) we would account for the sales of the new store during the first six months of 2011 as sales from a newly opened store. Our calculations of same-store sales data may differ from same-store sales calculations of other retailers. Unless otherwise noted, we have presented calculations of same-store sales in nominal local currency.

Industry and market data

None of the Argentine, Brazilian, Chilean, Peruvian or Colombian governments publish definitive data regarding the supermarket, home improvement store, department store, shopping center or financial services industries.

General

This prospectus contains data related to the economic conditions in the markets in which we operate. Unless otherwise indicated, information in this prospectus concerning economic conditions is based on publicly available information from third-party sources which we believe to be reasonable. The economic conditions in the markets in which we operate may deteriorate, and those economies may not grow at the rates projected by market data, or at all. The deterioration of the economic conditions in the markets in which we operate may have a material adverse effect on our business, results of operations, financial condition and the market price of our shares of common stock and ADSs.

Chile and Argentina

Market data and other statistical information (other than with respect to our financial results and performance) used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, such as the Instituto Nacional de Estadísticas y Censos (the Argentine

National Institute of Statistics and Census, or “INDEC”) and the Instituto National de Estadísticas (the Chilean National Institute of Statistics, or “INE”), each a governmental agency that publishes information based on its independent data, the Asociación Gremial de Supermercados de Chile (the Chilean Supermarkets Association, or “ASACH”), which publishes certain data with respect to supermarkets in Chile, A.C. Nielsen Chile S.A., which publishes data with respect to the supermarket industry in Chile, and A.C. Nielsen Argentina, which publishes market share data with respect to the supermarket industry in Argentina. In addition, the Camara Argentina de Shopping Centers (the Argentine Chamber of Shopping Centers, or “CASC”) currently publishes market share data with respect to shopping centers in Argentina. Certain other shopping center statistics for Chile and Argentina are published by the International Council for Shopping Centers.

Brazil

We have included certain information with respect to Brazil based on reports prepared by established public sources, such as the Central Bank of Brazil, the Instituto Brasileiro de Geografia e Estatística (the Brazilian Institute of Geography and Statistics, or “IBGE”), the Instituto de Pesquisa Econômica Aplicada (the Institute of Applied Economic Research, or “IPEA”), the Associação Brasileira de Supermercados (the Brazilian Association of Supermarkets, or “ABRAS”), and the Fundação Getúlio Vargas (the Getúlio Vargas Foundation). Unless otherwise indicated, all macroeconomic information relating to Brazil was obtained from the Central Bank of Brazil, IBGE and the Getúlio Vargas Foundation.

Peru

Macroeconomic data from Peru included in this prospectus is derived from public entities, such as the Central Bank of Perú, the Instituto Nacional de Estadísitcas e Informática (the National Institute of Statistics and Computing, or “INEI”), Corporación de Compañías de Research (Research Companies Corporation, or “CCR”) or by Apoyo Consulting. Some data are also based on our estimates, which are derived from our review of internal surveys, as well as independent sources. Although we believe these sources are reliable, we have not independently verified the information provided by third parties. In addition, these sources may use different definitions of the relevant markets than those we present. Data regarding our industry are intended to provide general guidance but are inherently imprecise.

Other information

We conduct our supermarket operations primarily through the following trade names: Bretas, Jumbo, Santa Isabel, Disco, Vea, Wong, Metro, GBarbosa, Perini, Super Familia and, as of January 2012, Prezunic.

According to the ASACH, “hypermarkets” are defined as retail stores with more than 10,000 square meters of selling space, offering more than 25,000 products and having more than 40 cashiers. ASACH defines “supermarkets” as retail stores having up to 6,000 square meters of selling space, between 400 and 10,000 products and ten to 25 cashiers. Although some of our Jumbo hypermarkets have less than 10,000 square meters, we refer to all of our Jumbo stores as hypermarkets. We consolidate the results of our supermarkets and hypermarkets under our “supermarkets” segment. Therefore, unless otherwise noted, our discussions of “supermarkets” in this prospectus include our Santa Isabel supermarkets and Jumbo hypermarkets in Chile; Disco and Super Vea supermarkets and Jumbo hypermarkets in Argentina; Bretas, GBarbosa, Mercantil Rodrigues, Perini and Super Familia hypermarkets and supermarkets in Brazil; and Wong and Metro supermarkets and hypermarkets in Peru.

In addition, we conduct our home improvement operations through the Easy and Blaisten trade names and our department store operations through the Paris and Johnson’s trade names. By “home improvement” stores we mean retail establishments that sell a wide assortment of building materials and home improvement and lawn and garden products and provide certain related services. Our “home improvement stores” refer to our home improvement stores operated under the Easy and Blaisten brand names, including our Easy stores in Chile, Argentina and Colombia.

References to “stores” refer collectively to our hypermarkets, supermarkets, department stores and home improvement stores.

One meter equals approximately 3.3 feet or 1.1 yards and one square meter equals approximately 10.8 square feet.

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include: Jumbo®, Jumbo Más®, Easy®, Más Easy®, Santa Isabel®, Disco®, Vea®, Super Vea®, Blaisten®, Johnson’s®, Paris®, Más Paris®, Paris Corredores de Seguros®, Banco Paris®, Circulo Más®, Wong®, Metro®, GBarbosa®, Perini®, Super Familia®, Bretas® and Prezunic®, each of which may be registered or trademarked in any of Argentina, Brazil, Chile, Colombia, Peru or other jurisdictions. Solely for convenience, we may refer to our trademarks, service marks and trade names in this prospectus without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks, service marks and trade names. Each trademark, trade name or service mark of any other company appearing in this prospectus is, to our knowledge, owned by such other company.

Special note regarding non-IFRS financial measures

This prospectus makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’ results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results.

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock.

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Three months ended March 31,
	2012		2012		2011
	(in millions of U.S.$)		(in millions of Ch$)

Profit attributable to controlling shareholders	111.63		54,415		65,803
Profit attributable to non-controlling shareholders	5.00		2,460		3,056
Net Income	116.68		56,875		68,859
Financial expense (net)	(96.37)		(46,977)		(30,266)
Income tax charge	(58.08)		(28,311)		(25,386)
EBIT	271.14		132,163		124,512
Depreciation and amortization	(65.64)		(31,995)		(29,513)
EBITDA	336.78		164,158		154,025
Exchange differences	13.58		6,619		(3,680)
Increase on revaluation of investment properties(1)	42.99		20,954		12,151
(Losses) gains from indexation	(17.74)		(8,647)		(6,258)
Adjusted EBITDA	297.95		145,231		151,811
As a % of revenues
Profit (loss)	2.6%		2.6%		4.0%
Financial income (expenses)	(2.2%	)	(2.2%	)	(1.7% )
Income tax charge	(1.3%	)	(1.3%	)	1.5%
EBIT	6.1%		6.1%		7.2%
Depreciation and amortization	(1.5%	)	(1.5%	)	(1.7% )
EBITDA	7.6%		7.6%		8.9%
Exchange differences	0.3%		0.3%		(0.2% )
Increase on revaluation of investment properties(1)	1.0%		1.0%		0.7%
(Losses) gains from indexation	(0.4%	)	(0.4%	)	(0.4% )
Adjusted EBITDA	6.7%		6.7%		8.7%

	Year ended December 31,
	2011		2011		2010	2009
	(in millions of U.S.$)		(in millions of Ch$)

Profit attributable to controlling shareholders	586.56		285,915		296,261	243,597
Profit attributable to non-controlling shareholders	25.67		12,511		10,220	3,948
Net Income	612.23		298,426		306,481	247,546
Financial expense (net)	273.17		(133,152)		(69,807)	(89,592)
Income tax charge	245.27		(119,556)		(76,830)	(53,900)
EBIT	1,130.67		551,133		453,119	391,038
Depreciation and amortization	246.54		(120,174)		(102,310)	(101,533)
EBITDA	1,377.21		671,308		555,429	492,571
Exchange differences	20.26		(9,876)		(2,053)	(4,424)
Increase on revaluation of investment properties(1)	149.35		72,798		37,573	5,061
(Losses) gains from indexation	(64.19)		(31,289)		(15,657)	12,957
Negative goodwill associated with Johnson’s acquisition	27.77		13,534		—	—
Adjusted EBITDA	1,284.55		626,141		535,565	478,976
As a % of revenues
Profit (loss)	3.8%		3.8%		4.8%	4.4%
Financial income (expenses)	(1.8%	)	(1.8%	)	(1.1% )	(1.6%	)
Income tax charge	(1.6%	)	(1.6%	)	(1.2% )	(1.0%	)
EBIT	7.2%		7.2%		7.3%	7.0%
Depreciation and amortization	(1.6%	)	(1.6%	)	(1.6% )	(1.8%	)
EBITDA	8.8%		8.8%		8.9%	8.9%
Exchange differences	(0.1%	)	(0.1%	)	0.0%	(0.1%	)
Increase on revaluation of investment properties(1)	1.0%		1.0%		0.6%	0.1%
(Losses) gains from indexation	(0.4%	)	(0.4%	)	(0.3% )	0.2%
Adjusted EBITDA	8.2%		8.2%		8.6%	8.6%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA per business segment is included below:

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total

	Quarter ended March 31, 2012 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	74,595	42,144	20,779	(3,663)	23,445	(102,886)	54,415
Profit attributable to non-controlling shareholders	—	—	—	—	—	2,460	2,460
Net Income	74,595	42,144	20,779	(3,663)	23,445	(100,426)	56,875
Financial Expense (net)	—	—	—	—	—	(46,977)	(46,977)
Income tax charge	—	—	—	—	—	(28,311)	(28,311)
EBIT	74,595	42,144	20,779	(3,663)	23,445	(25,138)	132,163
Depreciation and amortization	(19,899)	(480)	(4,232)	(6,052)	(576)	(757)	(31,995)
EBITDA	94,494	42,623	25,011	2,389	24,021	(24,380)	164,158
Exchange differences	—	—	—	—	—	6,619	6,619
Increase on revaluation of investment properties(1)	—	20,954	—	—	—	—	20,954
(Losses) gains from indexation	—	—	—	—	—	(8,647)	(8,647)
Adjusted EBITDA	94,494	21,669	25,011	2,389	24,021	(22,353)	145,231
As a % of revenues	5.8%	66.0%	9.6%	1.3%	33.2%	(566.7% )	6.7%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total

Quarter ended March 31, 2011 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	64,087	32,833	17,778	2,146	29,094	(80,135)	65,803
Profit attributable to non-controlling shareholders	—	—	—	—	—	3,056	3,056
Net Income	64,087	32,833	17,778	2,146	29,094	(77,079)	68,859
Financial Expense (net)	—	—	—	—	—	(30,266)	(30,266)
Income tax charge	—	—	—	—	—	(25,386)	(25,386)
EBIT	64,087	32,833	17,778	2,146	29,094	(21,427)	124,512
Depreciation and amortization	(18,618)	(592)	(4,285)	(4,185)	(783)	(1,052)	(29,513)
EBITDA	82,705	33,425	22,063	6,331	29,877	(20,375)	154,025
Exchange differences	—	—	—	—	—	(3,680)	(3,680)
Increase on revaluation of investment properties(1)	—	12,151	—	—	—	—	12,151
(Losses) gains from indexation	—	—	—	—	—	(6,258)	(6,258)
Adjusted EBITDA	82,705	21,274	22,063	6,331	29,876	(10,437)	151,811
As a % of revenues	6.5%	72.0%	9.7%	4.4%	45.3%	(254.9% )	8.7%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total

	Year ended December 31, 2011 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	299,605	170,391	67,291	29,698	91,418	(372,488)	285,915
Profit attributable to non-controlling shareholders	—	—	—	—	—	12,511	12,511
Net Income	299,605	170,391	67,291	29,698	91,418	(359,977)	298,426
Financial Expense (net)	—	—	—	—	—	(133,152)	(133,152)
Income tax charge	—	—	—	—	—	(119,556)	(119,556)
EBIT	299,605	170,391	67,291	29,698	91,418	(107,270)	551,133
Depreciation and amortization	(76,559)	(2,344)	(16,501)	(17,292)	(2,937)	(4,541)	(120,174)
EBITDA	376,164	172,735	83,792	46,990	94,355	(102,729)	671,308
Exchange differences	—	—	—	—	—	(9,876)	(9,876)
Increase on revaluation of investment properties(1)	—	72,798	—	—	—	—	72,798
(Losses) gains from indexation	—	—	—	—	—	(31,289)	(31,289)
Negative goodwill associated with Johnson’s acquisition	—	—	—	—	—	13,534	13,534
Adjusted EBITDA	376,164	99,937	83,792	46,990	94,355	(75,098)	626,141
As a % of revenues	6.8%	77.0%	8.8%	6.8%	35.2%	(651.9% )	8.2%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total

	Year ended December 31, 2010 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	249,364	122,349	53,352	24,584	74,039	(227,427)	296,261
Profit attributable to non-controlling shareholders	—	—	—	—	—	10,220	10,220
Net Income	249,364	122,349	53,352	24,584	74,039	(217,207)	306,481
Financial Expense (net)	—	—	—	—	—	(69,807)	(69,807)
Income tax charge	—	—	—	—	—	(76,830)	(76,830)
EBIT	249,364	122,349	53,352	24,584	74,039	(70,570)	453,119
Depreciation and amortization	(58,347)	(4,300)	(16,435)	(16,211)	(3,231)	(3,786)	(102,310)
EBITDA	307,711	126,649	69,787	40,795	77,271	(66,784)	555,429
Exchange differences	—	—	—	—	—	(2,053)	(2,053)
Increase on revaluation of investment properties(1)	—	37,573	—	—	—	—	37,573
(Losses) gains from indexation	—	—	—	—	—	(15,657)	(15,657)
Adjusted EBITDA	307,711	89,076	69,787	40,795	77,271	(49,075)	535,565
As a % of revenues	6.9%	76.1%	8.5%	6.6%	35.0%	(1,342.0% )	8.6%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Information by segment	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Other	Consolidated total

	Year ended December 31, 2009 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	198,863	73,395	33,008	(6,601)	67,093	(122,162)	243,597
Profit attributable to non-controlling shareholders	—	—	—	—	—	3,949	3,949
Net Income	198,863	73,395	33,008	(6,601)	67,093	(118,213)	247,546
Financial Expense (net)	—	—	—	—	—	(89,592)	(89,592)
Income tax charge	—	—	—	—	—	(53,900)	(53,900)
EBIT	198,863	73,395	33,008	(6,601)	67,093	25,279	391,038
Depreciation and amortization	(53,981)	(9,025)	(15,937)	(17,991)	(1,049)	(3,550)	(101,533)
EBITDA	252,843	82,420	48,945	11,390	68,143	28,829	492,571
Exchange differences	—	—	—	—	—	(4,424)	(4,424)
Increase on revaluation of investment properties(1)	—	5,061	—	—	—	—	5,061
(Losses) gain from indexation	—	—	—	—	—	12,957	12,957
Adjusted EBITDA	252,843	77,360	48,945	11,390	68,143	20,295	478,976
As a % of revenues	6.3%	71.5%	7.3%	2.2%	26.1%	1,449.0%	8.6%

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows.

Forward-looking statements

This prospectus includes forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us, the industries and countries in which we operate.

These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets;

•	changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries;

•	the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia;

•	high levels of inflation or deflation;

•	unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms;

•	movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices;

•	changes in, or failure to comply with, applicable regulations, or changes in taxes;

•	loss of market share or changes in competition and pricing environments in the industries in which we operate;

•	difficulties in successfully integrating recent and future acquisitions into our operations;

•	our inability to hedge certain risks economically;

•	changes in consumer spending and saving habits;

•	implementation of new technologies;

•	limitations on our ability to open new stores and operate them profitably;

•	difficulties in completing proposed store openings, expansions or remodelings;

•	difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and

•	the factors discussed under “Risk Factors” in this prospectus.

Other matters set forth in this prospectus may also cause actual results in the future to differ materially from those described in the forward-looking statements, including those set forth in “Risk Factors” in this prospectus. Accordingly, investors are cautioned not to place undue reliance on the forward-looking statements in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

Use of proceeds

We estimate that the net proceeds to us from the global offering, after deducting the underwriters’ discounts and commissions to be paid to the international underwriters (not including the incentive fee) and estimated expenses incurred in connection with a global offering of 91,304,348 shares of common stock, calculated using an exchange rate of Ch$499.59=US$1.00 on June 21, 2012 assuming that the over-allotment option is not exercised, will be approximately Ch$231,650 million (US$464 million). An increase (decrease) of $1.00 in the price per share of common stock would increase (decrease) the net proceeds in connection with the global offering by Ch$46,477 million (US$93 million) (assuming the over-allotment option is not exercised and calculated using the exchange rate of Ch$499.59=US$1.00 on June 21, 2012).

We estimate that the net proceeds from the preemptive rights offerings would be approximately Ch$358,800 million (US$718 million) (based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to the preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights calculated using the offering price per share of Ch$2,600). We cannot assure you that the preemptive rights offering will be fully or even partially subscribed by other shareholders entitled to participate in the preemptive rights offering. Consequently, our net proceeds may be limited to the net proceeds of the global offering.

We intend to use (i) approximately U.S.$245 million of the net proceeds from the global offering and the preemptive rights offering to repay all of our outstanding indebtedness under our Santander Short-Term Loan (as defined below), (ii) approximately U.S.$480 million to acquire the remaining 38.636% of Jumbo Retail Argentina shares currently held by UBS AG London Branch (“UBS London”) (see “Business—Material Agreements”), (iii) to repay approximately U.S.$200 million in short-term indebtedness owed to an affiliate of Banco Bilbao Vizcaya Argentaria, S.A. under our BBVA Short-Term Loan (as defined below), (iv) to repay amounts drawn under our committed credit facility in the aggregate amount of U.S.$750 million, with an affiliate of, J.P. Morgan and an affiliate of Morgan Stanley, which amounts drawn totaled U.S.$250 million as of May 7, 2012, and (v) the remainder, if any, for capital expenditures, working capital and general corporate purposes.

On January 2, 2012, we acquired 100% of the capital stock of Prezunic. In order to finance our acquisition of Prezunic, on January 2, 2012 we entered into a Ch$127.73 billion short-term facility with Banco Santander Chile, as lender (“Santander Short-Term Loan”). The Santander Short-Term Loan matures on December 28, 2012, and has an annual interest rate equal to the Tasa Bancaria (the Banking Interest Rate, or “TAB”), established by the Asociación de Bancos e Instituciones Financieras (the Association of Banks and Financial Institutions, or “ABIF”), plus 0.4%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Recent Acquisitions.”

On March 13, 2012, we entered into a short-term credit facility for Ch$100,000 million (approximately U.S.$200 million) with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance our investing activities, including capital expenditures of U.S.$75 million and working capital needs of U.S.$25 million, and also to refinance certain short-term liabilities amounting to U.S.$100 million, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate based on the Índice de Cámara Promedio, an indexed interest rate established by ABIF, and has a maturity date of March 13, 2013.

On April 27, 2012, we entered into a U.S.$750 million committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan, Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley, The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance our short-term funding requirements, including capital expenditures, interest expense and tax obligations. The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for eurocurrency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013.

In the event that substantially less than the maximum amount of proceeds from the preemptive rights offering are obtained, the Company will apply the funds received from the global offering to pay amounts outstanding under the Santander Short-Term Loan, first, with any remaining proceeds to be applied pro rata to repay amounts outstanding under the J.P. Morgan Credit Facility and the BBVA Short-Term Loan. Any proceeds then remaining will be applied to acquire the Jumbo Retail Argentina shares currently held by UBS London, with the remainder, if any, to be used for general corporate purposes. The Company plans to fund any shortfall in the amounts of proceeds expected from the preemptive rights offering with additional indebtedness.

For a description of our capital expenditure program please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Capital Expenditures.” It is likely that our capital expenditures will vary significantly from our current projections based on timing of investments and changes in market opportunities.

Market information

The ADSs

Prior to the international offering, there has been no public market for the ADSs. We have been approved to list the ADSs on the New York Stock Exchange, upon official notice of issuance, under the symbol “CNCO.T” prior to the completion of the preemptive rights offering, and under the symbol “CNCO” following the completion of the preemptive rights offering. We cannot assure you that an active trading market will develop for the ADSs or that following the international offering the ADSs will trade in the public market at or above the initial public offering price.

Our common shares

Our common shares are registered with SVS and are listed on the Santiago Stock Exchange, the Bolsa Electronica de Chile and the Valparaiso Stock Exchange under the symbol “CENCOSUD.” On June 20, 2012, the last reported sale price of the shares on the Santiago Stock Exchange and the Bolsa Electronica de Chile was Ch$2,793 and Ch$2,764.17 per share, respectively, and on June 21, 2012, on the Valparaiso Stock Exchange, was Ch$2,760 per share.

Price history of our common shares

The table below sets forth the trading volume and the high and low closing sales prices for our common shares on the Santiago Stock Exchange for the periods indicated.

	Santiago stock exchange
	(in Ch$ per common share)(1)
	Trading volume	High		Low

Year
2007	725,156,455	Ch$	2,249	Ch$	1,649
2008	708,321,649		2,049		831.6
2009	706,805,501		1,725		903.1
2010	735,020,230		3,900		1,700
2011	577,949,277		3,745		2,450

Quarter
First Quarter, 2010	212,799,818	Ch$	2,150	Ch$	1,700
Second Quarter, 2010	161,527,264		2,550		2,010
Third Quarter, 2010	166,548,588		3,375		2,379
Fourth Quarter, 2010	194,146,560		3,900		3,100
First Quarter, 2011	157,683,999		3,745		2,900
Second Quarter, 2011	107,073,291		3,660		3,125
Third Quarter, 2011	183,113,316		3,390		2,450
Fourth Quarter, 2011	130,078,380		3,278		2,501
First Quarter 2012	102,539,491		3,256		2,745

Month
November 2011	46,002,629	Ch$	3,278	Ch$	2,870
December 2011	37,767,678		3,160		2,900
January 2012	38,055,371		3,020		2,745
February 2012	31,790,533		3,140		2,797
March 2012	32,693,587		3,256		3,052
April 2012	31,809,827		3,250		2,905
May 2012	36,253,598		3,081		2,700
June 1, 2012 through June 20, 2012	38,229,333		2,820		2,756

Source: Santiago Stock Exchange.

(1)	Except trading volume.

The table below sets forth the high and low closing sales prices for our common shares on the Bolsa Electronica de Chile for the periods indicated.

	Chile electronic stock exchange
	(in Ch$ per common share)(1)
	Trading volume	High		Low

Year
2007	123,085,482	Ch$	2,250	Ch$	1,659
2008	155,403,697		2,070		870
2009	83,245,426		1,720		932.9
2010	66,025,944		3,870		1,700
2011	63,461,270		3,740		2,530

Quarter
First Quarter, 2010	9,570,377	Ch$	2,141	Ch$	1,668
Second Quarter, 2010	12,672,187		2,515		2,010
Third Quarter, 2010	15,609,351		3,375		2,385
Fourth Quarter, 2010	28,174,029		3,870		3,110
First Quarter, 2011	18,643,106		3,740		2,934
Second Quarter, 2011	10,120,787		3,655		3,131
Third Quarter, 2011	22,174,771		3,378		2,460
Fourth Quarter, 2011	12,522,606		3,270		2,530
First Quarter 2012	8,821,459		3,254		1,365

Month
November 2011	5,119,879	Ch$	3,270	Ch$	2,875
December 2011	2,654,348		3,168		2,900
January 2012	1,847,751		3,045		2,723
February 2012	3,094,314		3,140		2,781
March 2012	3,879,394		3,870		1,668
April 2012	3,442,642		3,249		2,933
May 2012	5,565,604		3,080		2,710
June 1, 2012 through June 20, 2012	7,317,981		2,905		2,690

Source: Bolsa Electronica de Chile.

(1)	Except trading volume.

The table below sets forth the high and low closing sales prices for our common shares on the Valparaíso Stock Exchange for the periods indicated.

	Valparaíso stock exchange
	(in Ch$ per common share)(1)
	Trading volume	High		Low

Year
2007	1,843,749	Ch$	2,230	Ch$	1,650
2008	1,715,418		2,000		840
2009	2,288.596		1,700		949
2010	2,532,894		3,890		1,710
2011	691,132		3,735		2,480

Quarter
First Quarter, 2010	970,904	Ch$	2,140	Ch$	1,170
Second Quarter, 2010	272,697		2,480		2,021
Third Quarter, 2010	715,353		3,340		2,390
Fourth Quarter, 2010	573,940		3,890		3,125
First Quarter, 2011	195,423		3,735		3,000
Second Quarter, 2011	216,079		3,615		3,160
Third Quarter, 2011	169,524		3,345		2,480
Fourth Quarter, 2011	110,106		3,250		2,575
First Quarter 2012	85,440		3,240		2,775

Month
November 2011	51,961	Ch$	3,250	Ch$	2,950
December 2011	4,164		3,140		2,915
January 2012	27,597		2,980		2,775
February 2012	14,142		3,125		2,930
March 2012	43,701		3,240		3,120
April 2012	129,878		3,244		2,930
May 2012	57,785		3,010		2,725
June 1, 2012 through June 21, 2012	51,406		2,760		2,760

Source: Valparaíso Stock Exchange.

(1)	Except trading volume.

Dividend policy

Our dividend policy is determined from time to time by our board of directors. It is the Company’s general practice to pay interim and annual dividends in November and May. Dividends are paid to shareholders of record on the fifth Chilean business day preceding the date for the payment of the dividend.

As required by the Chilean Corporations Law, unless otherwise approved by unanimous vote of holders of all of our issued and subscribed shares, we must distribute a cash dividend in an amount no less than 30% of the Company’s consolidated net income for that year, unless and except to the extent we have a deficit in retained earnings. We may distribute a cash dividend in an amount greater than 30% if approved by a majority vote of shareholders.

Shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to receive dividends, sale proceeds or other amount with respect to their shares remitted outside Chile through the Formal Market Exchange. See “Exchange Controls.” Dividends received in respect of shares of common shares by holders are subject to Chilean withholding tax. See “Taxation.”

Capitalization

The following table sets forth our consolidated capitalization as of March 31, 2012:

(i)	on a historical basis;

(ii)	as adjusted to give effect to:

•

the sale of 91,304,348 shares of common stock in the global offering at offering price of U.S.$15.61 per ADS in the international offering and a public offering price of Ch$2,600 per share in the Chilean offering calculated using an exchange rate of Ch$499.59=US$1.00 on June 21, 2012, and assuming the international underwriters do not exercise the over-allotment option, and

(a) the sale of 69,000,000 shares of common stock in the preemptive rights offering (50% participation in the preemptive rights offering) at an equivalent price per share as the price at which the shares of common stock are being offered in the Chilean offering (based on the waiver by our Controlling Shareholders of their rights with respect to up to 105,000,000 shares subject to such preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights by the Controlling Shareholders), and

(b) the sale of 138,000,000 shares of common stock in the preemptive rights offering (100% participation in the preemptive rights offering) at an equivalent price per share as the price at which the shares of common stock are being offered in the Chilean offering (based on the waiver by our Controlling Shareholders of their rights with respect to up to 105,000,000 shares subject to such preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights by the Controlling Shareholders), after deducting underwriting discounts and estimated offering expenses and to reflect the application of the net proceeds as described in “Use of Proceeds.”

You should read the information in this table in conjunction with our historical financial statements and the notes to those statements appearing elsewhere in this prospectus, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2012
	Actual	As adjusted 50%(2)	As adjusted 100%(3)	Actual	As adjusted 50%(2)	As adjusted 100%(3)
	(in millions of U.S.$)(1)			(in millions of Ch$)
Short-term debt:
Bank debt	985.27	613.55	518.08	480,260	299,071	252,531
Bonds	47.17	47.17	47.17	22,994	22,994	22,994
Other financial liabilities	761.54	289.98	289.98	371,207	141,347	141,347
Total short-term debt	1,793.98	950.71	855.23	874,461	463,412	416,872

Long-term debt:
Bank debt	1,121.69	1,121.69	1,121.69	546,756	546,756	546,756
Bonds	2,287.54	2,287.54	2,287.54	1,115,039	1,115,039	1,115,039
Other financial liabilities	466.90	466.90	466.90	227,587	227,587	227,587
Total long-term debt	3,876.13	3,876.13	3,876.13	1,889,382	1,889,382	1,889,382

Shareholders’ equity:
Shares, without (nominal) par value and issuing premiums	2,882.70	2,832.70	2,882.70	1,405,146	1,405,146	1,405,146
Shares offered hereby	—	843.28	1,211.33	—	411,049	590,451
Reserves	(580.77)	(719.57)	(719.57)	(283,088)	(350,745)	(350,745)
Retained earnings	3,517.86	3,517,85	3,517.86	1,714,744	1,714,744	1,714,744
Non-controlling interest	174.07	3.91	3.91	84,844	1,908	1,908
Total net equity	5,993.86	6,528.19	6,896.24	2,921,646	3,182,101	3,361,503
Total capitalization	11,663.97	11,355.03	11,627.60	5,685,489	5,534,895	5,667,751

(1)	Chilean peso amounts have been translated into U.S. dollars at an exchange rate of Ch$487.44 per U.S.$1.00, the observed exchange rate on March 30, 2012. See “Exchange Rates.”
(2)	Based on the sale of 91,304,348 shares of common stock in the global offering and assuming the sale of 69,000,000 shares of common stock in the preemptive rights offering.
(3)	Based on the sale of 91,304,348 shares of common stock in the global offering and assuming the sale of 138,000,000 shares of common stock in the preemptive rights offering.

Dilution

Our net tangible book value as of March 31, 2012 was approximately Ch$1,179,687,605 thousand (US$2,275 million), or Ch$521.04 per common share (US$1.00) and Ch$1,563.12 (US$3.01) per ADS based on the ratio of 3 shares of common stock per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities and non-controlling interests less goodwill and intangible assets, divided by 2,264,103,215, the total number of our shares of common stock issued and outstanding.

After giving effect to the sale of 91,304,348 shares in the global offering at an offering price of U.S.$15.61 per ADS in the international offering and a public offering price of Ch$2,600 per share in the Chilean offering, calculated using an exchange rate of Ch$499.59=US$1.00 on June 21, 2012, the exercise of the preemptive rights under the preemptive rights offering at an equivalent price per share as the price at which the shares of common stock are being offered in the Chilean offering (based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to such preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights), and further assuming that the international underwriters have not exercised their over-allotment option, and after deduction of the estimated discounts and commissions to be paid to the international underwriters (not including the incentive fee) and estimated offering expenses payable by us, our adjusted net tangible book value estimated as of the date of this prospectus would have been approximately U.S.$3,543 million, or U.S.$4.26 per ADS or Ch$709.93 per common share. This represents an immediate increase in net tangible book value of U.S.$1.13 per ADS or Ch$188.89 per common share to our existing shareholders and an immediate dilution of U.S.$11.35 per ADS and Ch$1,890.07 per common share to new purchasers in the global offering. Dilution for this purpose represents the difference between the price per ADS or common share paid by these purchasers and net tangible book value per ADS or common share immediately after the completion of the global offering.

The following table illustrates such dilution on a per common share and per ADS basis:

	Per ADS	Per common share

Public offering price(1)	$15.61	$2,600
Actual net tangible book value as of March 31, 2012	$3.12	$1.04
Adjusted net tangible book value after giving effect to the global offering (no exercise of the international underwriters’ over-allotment option)	$4.26	$1.42
Adjusted net tangible book value after giving effect to the global offering (full exercise of the international underwriters’ over-allotment option)	$4.32	$1.44
Dilution in net tangible book value to new investors in the global offering (no exercise of the international underwriters’ over-allotment option)	$11.35	$3.78
Dilution in net tangible book value to new investors in the global offering (full exercise of the international underwriters’ over-allotment option)	$11.24	$3.76

(1)	Based on an exchange rate of Ch$499.59 per US$1.00 on June 21, 2012.

Each $1.00 increase (decrease) in the offering price per common share calculated using an exchange rate of CH$499.59=US$1.00 on June 21, 2012, would increase (decrease) our adjusted net tangible book value after the global offering by US$0.237 per ADS or Ch$354.92 per share, assuming the international underwriters do not exercise the over-allotment option.

The following table sets forth, as of June 21, 2012 the total number of shares of common stock owned, directly and indirectly, by our directors and senior management and the average price per share paid by directors and senior management and new investors purchasing shares, in the form of shares or ADSs, in this offering:

	Shares owned/purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	Per share

	(in millions of Ch$, except % and per share data)
Directors and senior management(1)	1,241,464,516	93.1%	603,410	71.77%	486.05
New investors	91,304,348	6.9%	237,391	28.23%	2,600
Total	1,332,768,864	100.0%	840,801	100.00%

(1)	Based on the waiver of our Controlling Shareholders of their rights with respect to 105,000,000 shares of our common stock subject to such preemptive rights offering and assuming: (i) the exercise in full of the remaining preemptive subscription rights; (ii) the over-allotment option is not exercised; (iii) the Controlling Shareholders exercise in full their remaining preemptive subscription rights; and (iv) the full exercise of preemptive subscription rights by our directors and senior management who are not Controlling Shareholders.

Based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to such preemptive rights offering and assuming the exercise of only 50% of the remaining preemptive subscription rights, and further assuming that the international underwriters have not exercised their over-allotment option, and after deduction of the estimated discounts and commissions to be paid to the international underwriters (not including the incentive fee) and estimated offering expenses payable by us, our adjusted net tangible book value estimated as of the date of this prospectus would have been approximately U.S.$3,184 million, or U.S.$3.94 per ADS or Ch$656.14 per common share. This represents an immediate increase in net tangible book value of U.S.$0.81 per ADS or Ch$135.10 per common share to our existing shareholders and an immediate dilution of U.S.$11.67 per ADS and Ch$1,943.86 per common share to new purchasers in the global offering.

The following table illustrates such dilution on a per common share and per ADS basis (based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to such preemptive rights offering and assuming the exercise of 50% of the remaining preemptive subscription rights) :

	Per ADS	Per common share

Public offering price(1)	$15.61	$5.20
Actual net tangible book value as of March 31, 2012	$3.12	$1.04
Adjusted net tangible book value after giving effect to the global offering (no exercise of the international underwriters’ over-allotment option)	$3.94	$1.31
Adjusted net tangible book value after giving effect to the global offering (full exercise of the international underwriters’ over-allotment option)	$3.89	$1.30
Dilution in net tangible book value to new investors in the global offering (no exercise of the international underwriters’ over-allotment option)	$11.67	$3.89
Dilution in net tangible book value to new investors in the global offering (full exercise of the international underwriters’ over-allotment option)	$11.72	$3.91

(1)	Based on an exchange rate of Ch$499.59 per US$1.00 on June 21, 2012.

Preemptive rights offering

The Chilean Corporations Law provides that, whenever a Chilean company issues new shares for cash, it must conduct a preemptive rights offering to its existing shareholders (including shares represented by ADSs) giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the Company. The shareholders will be entitled to subscribe for and purchase newly issued shares in proportion to their ownership interest in the Company as registered in the shareholders’ registry five Chilean business days (including Saturday for this purpose) prior to the commencement of the preemptive rights offering. The preemptive rights offering shall commence on the date of publication in a local newspaper of the notice required under article 29 of the Corporations Regulations and must remain open for at least 30 days. In addition to this notice and at least five days prior to the publication of the commencement of the preemptive rights offer (but no more than 20 days), the Company must also publish an advertisement announcing to the shareholders that they will be granted preemptive rights.

Within the aforementioned 30 days offering term, existing shareholders are entitled to (i) exercise, in whole or in part, their preemptive rights, subscribing for the newly issued shares of in proportion to their ownership interest in the Company; (ii) waive their rights to subscribe for newly issued shares pursuant to the preemptive rights offering; or (iii) assign their preemptive rights to a third party (whether an existing shareholder or not). Should any shareholder not exercise any of the options above referred within the 30 days offering term, such shareholder shall be deemed to have waived his or her preemptive rights.

Within such 30-day period, Chilean companies are not permitted to offer any newly issued shares for sale to third parties (except for shares as to which preemptive rights have been waived). For an additional 30-day period thereafter, Chilean companies are not permitted to offer any unsubscribed shares or convertible debentures for sale to third parties on at a lower cost or in terms which are more favorable than those offered to their shareholders. Thereafter, such unsubscribed shares or convertible debentures may be offered through any Chilean Stock Exchange without any limitation on price. In our case, however, the sale of our shares of common stock during such subsequent 30-day periods would also be subject to our lock-up agreement with the international underwriters. See “Underwriting” elsewhere in this prospectus.

Should an existing shareholder that owns (directly or through other individuals or legal entities) 10% or more of the issued and outstanding shares of the Company, sell (assign) preemptive rights to subscribe for newly issued shares, such transaction shall be reported to the SVS and stock exchanges where the Company’s securities are registered for trading, the next day following the execution of the transaction, by means of the SVS’s electronic system. The same reporting duty shall be fulfilled by our directors, liquidators, senior executives and managers, regardless of the number of our shares they hold.

Likewise, the exercise by an existing shareholder that owns (directly or through other individuals or legal entities) 10% or more of our shares of common stock of his or her preemptive rights to subscribe for newly issued shares, shall also be reported to the SVS and stock exchanges where the Company’s securities are registered for trading. Reporting should occur on the day following the execution of the transaction, by means of the SVS’s electronic system. The same reporting duty shall be fulfilled by our directors, liquidators, senior executives and managers, regardless of the number of our shares they hold.

On April 29, 2011, our shareholders adopted a resolution to increase our capital by 270,000,000 shares of our common stock, equivalent to 90,000,000 ADSs, of which 27,000,000 shares, or 10% of the capital increase, have been reserved for our employee stock option plan. In connection with the capital increase, we are required by Chilean law to make a preemptive rights offering to our existing shareholders. In the preemptive rights offering, we will be offering holders of shares of our common stock the right to subscribe for newly issued shares of common stock in proportion to their holdings of shares of common stock as registered on the fifth Chilean business day (including Saturday for this purpose) prior to the commencement of the preemptive rights offering.

In order to make shares available for sale in the global offering, our Controlling Shareholders, whom collectively hold approximately 64.9% of our outstanding shares, have waived their rights with respect to shares of our common stock subject to such preemptive rights offering.

The Company plans to commence the global offering prior to the commencement of the preemptive rights offering. The preemptive rights offering is currently expected to commence on the day following the pricing date for the global offering and end 30 days thereafter.

The price at which our shares of common stock will be offered in the preemptive rights offering will be the same as the price at which shares of common stock, in the form of shares, are being offered in the Chilean offering concurrent with the global offering.

Order book auction

The shares of common stock will be sold initially through an order book auction on the Santiago Stock Exchange in a process known as subasta de un libro de órdenes (a “subasta”), in compliance with Chilean law and the rules of the Santiago Stock Exchange. All orders of shares of common stock made by prospective purchasers, including by the international underwriters for purposes of the international offering, must be placed through an authorized Chilean broker under Chilean law, as further described below. The shares of common stock awarded to the international underwriters in the subasta will be eligible for deposit in our ADR facility, subject to the terms of our Deposit Agreement, pursuant to which the ADRs will be issued. See “Underwriting.”

Sales of large blocks of shares in the Stock Exchange are normally conducted in one block through a subasta. This auction procedure sorts purchase orders by price in descending order and awards the offered shares, at a single price, to the cumulative demand that satisfies the conditions set forth in advance by the seller.

The terms and conditions of the offer are set forth by the seller acting through one or more stock brokers. Larrain Vial S.A. Corredora de Bolsa, Santander S.A. Corredores de Bolsa and J.P. Morgan Corredores de Bolsa SpA will serve as the stock brokers in connection with the auction of our shares of common stock in the contemplated subasta. These conditions may include a minimum price and the creation of specific demand segments based on objective criteria (e.g. type of investors and order size). All the purchase orders entered into the system are compiled by the Stock Exchange in a single cumulative order book, which will be delivered to the stock broker designated by the seller. Based on such order book, the stock broker will determine whether the offer was successful or not. The offer must be declared successful if the competitive demand (i.e., orders with a price equal to or above the minimum price (if there is one)) plus the demand at market exceeds the number of shares offered and complies with the conditions established for each of the segments.

If the offer is declared successful and includes different demand segments, the offer price cannot be set more lower than 10% of the price at which cumulative competitive demand (i.e., all orders with a price, regardless of demand segment, sorted in descending order) is equal to the total shares offered. With the overall demand information received from the Santiago Stock Exchange, the stock broker together with the international underwriters and the local placement agents will make a price and allocation recommendation to the Company. Once the Company makes its determination with respect to price and allocation, the stock broker will inform the Santiago Stock Exchange of the offering price and the allocation of the offering among the demand segments. In the case that the offer does not include different demand segments, the stock broker will inform the Santiago Stock Exchange of the offering price.

The offer is then allocated within the respective demand segments or segment among those orders that have a price equal or above the offer price and orders at market. On the day following the allocation, prior to the opening of the stock market in Chile, the Santiago Stock Exchange will formally award the offered shares through a special auction and will communicate, through its systems, the final allocation of shares to all participating brokers. Once the shares have been formally awarded, the international underwriters will confirm orders to international investors based on the offering price and the number of shares awarded to the international underwriters in the subasta, which shares will be delivered in the form of ADSs.

Exchange rates

Chile

Chile has two currency markets, the Mercado Cambiario Formal (the “Formal Exchange Market”) and the Mercado Cambiario Informal (the “Informal Exchange Market”). The Formal Exchange Market is comprised of banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

The U.S. dollar observed exchange rate (dólar observado), which is reported by the Chilean Central Bank and published daily in the Chilean newspapers, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. The Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the observed exchange rate within a desired range. During the past few years the Chilean Central Bank has attempted to keep the observed exchange rate within a certain range only under special circumstances. Although the Chilean Central Bank is not required to purchase or sell dollars at any specific exchange rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “informal exchange rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. In recent years, the variation between the observed exchange rate and the informal exchange rate has not been significant.

The following table sets forth the annual low, high, average and period end observed exchange rate for U.S. dollars for the periods presented, as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Daily observed exchange rate Ch$ per U.S.$
	High(1)	Low(1)	Average(2)	Period end(3)

Year ended December 31,
2007	584.67	493.14	522.55	496.89
2008	676.75	431.22	522.25	636.45
2009	643.87	491.09	559.15	507.10
2010	549.17	468.01	510.20	468.01
2011	533.74	455.91	483.57	519.20

Month end
November 30, 2011	526.83	494.08	509.73	517.37
December 31, 2011	522.62	508.67	517.26	519.20
January 31, 2012	518.20	485.35	499.96	488.75
February 29, 2012	487.73	475.29	480.89	476.27
March 31, 2012	491.57	480.62	485.90	487.44
April 30, 2012	489.64	482.17	485.87	484.87
May 31, 2012	517.91	482.12	497.70	517.91
June 1, 2012 through June 19, 2012	519.60	499.09	505.91	500.73

Source:	Chilean Central Bank.

(1)	Exchange rates are the actual low and high, on a daily basis for each period.

(2)	The yearly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(3)	Each year period ends on December 31, and the respective period-end exchange rate is published by the Chilean Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Chilean Central Bank on the first business day of the following month.

Argentina

From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina was obliged to sell U.S. dollars at a fixed rate of one Argentine peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ar$1.00 to U.S.$1.00, and granted the executive branch of the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Daily observed exchange rate Ar$ per U.S.$
	High	Low	Average(1)	Period end

Year ended December 31,
2007	3.180	3.058	3.116	3.149
2008	3.468	3.014	3.163	3.453
2009	3.854	3.449	3.731	3.800
2010	3.988	3.794	3.913	3.976
2011	4.304	3.972	4.131	4.304

Month end
November 30, 2011	4.281	4.238	4.260	4.281
December 31, 2011	4.304	4.278	4.289	4.303
January 31, 2012	4.338	4.304	4.321	4.337
February 29, 2012	4.357	4.333	4.346	4.357
March 31, 2012	4.379	4.335	4.356	4.379
April 30, 2012	4.415	4.380	4.398	4.415
May 31, 2012	4.477	4.421	4.450	4.471
June 1, 2012 through June 19, 2012	4.503	4.471	4.488	4.503

Source:	Central Bank of Argentina.

(1)	Represents the daily average exchange rate during each of the relevant periods.

Brazil

The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely and has intervened occasionally to control unstable fluctuations in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The Brazilian real may depreciate or appreciate substantially against the U.S. dollar in the future. Exchange rate fluctuations may adversely affect our financial condition.

Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. On March 14, 2005, the National Monetary Council of Brazil (Conselho Monetário Nacional) unified the two markets.

The following table sets forth the exchange selling rates expressed in Brazilian reais per U.S. dollar for the periods indicated, as reported by the Central Bank of Brazil through the Central Bank System (Sistema do Banco Central) using PTAX 800, option 5.

	Daily observed exchange rate R$ per U.S.$
	High	Low	Average	Period end

Year ended December 31,
2007	2.1556	1.7325	1.9483	1.7713
2008	2.5004	1.5593	1.8375	2.3370
2009	2.4218	1.7024	1.9935	1.7412
2010	1.8811	1.6554	1.7607	1.6662
2011	1.9016	1.5345	1.6746	1.8758

Month end
November 30, 2011	1.8937	1.7270	1.7905	1.8109
December 31, 2011	1.8758	1.7830	1.8369	1.8758
January 31, 2012	1.8683	1.7389	1.7897	1.7391
February 29, 2012	1.7376	1.7024	1.7184	1.7092
March 31, 2012	1.8334	1.7152	1.7953	1.8221
April 30, 2012	1.8918	1.8256	1.8548	1.8918
May 31, 2012	2.0816	1.9149	1.9860	2.0223
June 1, 2012 through June 19, 2012	2.0691	2.0183	2.0441	2.0440

Source:	Central Bank of Brazil.

(1)	Represents the daily average exchange rate during each of the relevant periods.

Peru

Currently, Peruvian law does not impose any restrictions on the ability of companies having operations in Peru to transfer foreign currencies from Peru to other countries, to convert nuevos soles into any foreign currency or to convert any foreign currency into nuevos soles. Companies may freely remit interest and principal payments abroad and investors may repatriate capital from liquidated investments. We cannot assure you, however, that Peruvian law will continue to permit such payments, transfers, conversions or remittances without restrictions. Exchange rates for the Peruvian nuevo sol have been relatively stable in recent years.

The following table sets forth the Central Bank of Peru’s period-average and period-end buying rates for U.S. dollars for the periods indicated.

	Daily observed exchange rate S/. per U.S.$
	High	Low	Average(1)	Period end

Year ended December 31,
2007	3.2010	2.9670	3.1279	2.9950
2008	3.1540	2.6920	2.9238	3.1370
2009	3.2580	2.8510	3.0108	2.8880
2010	2.8800	2.7860	2.8244	2.8080
2011	2.8320	2.6930	2.7537	2.6950

Month end
October 31, 2011	2.7750	2.7060	2.7313	2.7060
November 30, 2011	2.7120	2.6990	2.7043	2.6990
December 31, 2011	2.7000	2.6930	2.6955	2.6950
January 31, 2012	2.6960	2.6880	2.6920	2.6880
February 29, 2012	2.6900	2.6760	2.6828	2.6760
March 31, 2012	2.6760	2.6660	2.6704	2.6660
April 30, 2012	2.6670	2.6390	2.6564	2.6390
May 31, 2012	2.7080	2.6350	2.6686	2.7080
June 1, 2012 through June 19, 2012	2.7070	2.6400	2.6775	2.6400

Source:	Central Bank of Peru.

(1)	Calculated as the average of the month-end exchange rates during the relevant period.

Colombia

Since September 1999, the Central Bank of Colombia has allowed the Colombian peso to float freely, intervening only when there are steep variations in the Colombian peso’s value relative to the U.S. dollar. This intervention mechanism is only used to control the international reserves of Colombia or in case the average of a specified rate (referred to as the “representative market rate”) for the preceding twenty days exceeds 5% of that day’s representative market rate. Upon the occurrence of such an event, the Central Bank of Colombia sells call options, whereby the purchaser is entitled to buy from the Central Bank of Colombia, on a future date, a specified amount of U.S. dollars at a pre-established exchange rate, thus reducing the volatility of the exchange rate. As of October 28, 2009, the call option mechanism can only be used to control the international reserves of Colombia.

During 2004, 2005, 2006 and 2007, the Colombian peso appreciated against the U.S. dollar by 14%, 4%, 2%, 9.9%, respectively, depreciated by 11.4% in 2008 and appreciated by 9.1% in 2009. Although the foreign exchange market is allowed to float freely, there are no guarantees that the Central Bank of Colombia or the Colombian government will not intervene in the exchange market in the future. The Federal Reserve Bank of New York does not report a rate for Colombian pesos. The Superintendencia Financiera de Colombia calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions for the purchase and sale of foreign currency.

The following table sets forth the average Colombian peso/U.S. dollar representative market rate for the periods indicated, calculated by using the average of the exchange rates on the last day of each month during the period.

	Daily observed exchange rate Col$ per U.S.$
	High	Low	Average(1)	Period end

Year ended December 31,
2007	2261.22	1877.88	2076.24	2014.76
2008	2392.28	1652.41	1967.11	2243.59
2009	2596.37	1825.68	2153.30	2044.23
2010	2044.23	1786,20	1902.50	1913.98
2011	1972.76	1748.41	1846.97	1942.70

Month end
October 31, 2011	1972.76	1862.84	1907.61	1863.06
November 30, 2011	1967.18	1871.49	1919.48	1967.18
December 31, 2011	1949.56	1920.16	1933.35	1942.70
January 31, 2012	1942.70	1801.88	1853.31	1815.08
February 29, 2012	1805.98	1757.83	1782.75	1767.83
March 31, 2012	1792.07	1758.03	1766.33	1792.07
April 30, 2012	1793.30	1761.20	1774.25	1761.20
May 31, 2012	1,850.16	1,754.89	1,794.43	1,827.83
June 1, 2012 through June 19, 2012	1,834.71	1,766.91	1,794.71	1,786.21

Source:	Central Bank of Colombia.

(1)	Calculated as the average of the month-end exchange rates during the relevant period.

Exchange controls

Chile

The Chilean Central Bank is the entity responsible for monetary policies and exchange controls in Chile. Chilean issuers are authorized to offer securities internationally provided they comply with, among other things, the provisions of Chapter XIV of the Compendium of Foreign Exchange Regulations of the Chilean Central Bank (the “Chilean Central Bank Compendium”).

Pursuant to the provisions of Chapter XIV of the Chilean Central Bank Compendium, it is not necessary to seek the Chilean Central Bank’s prior approval in order to acquire shares in a Chilean market. The Chilean Central Bank only requires that (i) the remittance of funds for the acquisition of the shares in Chile be made through the Formal Exchange Market and disclosed to the Chilean Central Bank as described below; and (ii) all remittances of funds from Chile to the foreign investor upon the sale of shares or from dividends or other distributions made in connection therewith be made through the Formal Exchange Market and disclosed to the Chilean Central Bank as described below.

The proceeds of the placement of the shares abroad may be brought into Chile or held abroad. If we remit the funds obtained from the placement of the shares in Chile, such remittance must be made through the Formal Exchange Market and we must deliver to the Department of Statistics Information of the Chilean Central Bank directly or through an entity participating in the Formal Exchange Market an annex providing information about the transaction, together with a letter instructing such entity to deliver us the foreign currency or the Chilean peso equivalent thereof. If we do not remit the funds obtained from the placement of the shares in Chile, we have to provide the same information to the Department of Statistics Information of the Chilean Central Bank directly or through an entity of the Formal Exchange Market, within the first 10 days of the month following the date on which we received the funds. All payments from dividends or other distributions in connection with the shares made from Chile must be made through the Formal Exchange Market. Pursuant to Chapter XIV of the Chilean Central Bank Compendium, no prior authorization from the Chilean Central Bank is required for such payments in U.S. dollars. The participant of the Formal Exchange Market involved in the transfer must provide certain information to the Chilean Central Bank on the banking business day following the day of payment. In the event payments are made outside Chile using foreign currency held abroad, we must provide the relevant information to the Chilean Central Bank directly or through an entity of the Formal Exchange Market within the first 10 days of the month following the date on which the payment was made.

Under Chapter XIV of the Chilean Central Bank Compendium, payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof will affect foreign investors who have acquired the shares. We cannot assure you that further Chilean Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent us from acquiring U.S. dollars or that further restrictions applicable to us will not affect our ability to remit U.S. dollars for payment of dividends or other distributions in connection with the shares.

The above is a summary of the Chilean Central Bank’s regulations with respect to the issuance of securities, including the shares, as in force and effect as of the date of this prospectus. We cannot assure you that restrictions will not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV of the Chilean Central Bank Compendium, a copy of which is available from us upon request at the address provided under the caption “Our Corporate Information.”

Argentina

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank of Argentina. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank of Argentina decided to close the foreign exchange market, the Argentine currency was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank of Argentina’s prior authorization subject to specific exceptions for transfers related to foreign trade. Beginning in January 2003, the Central Bank of Argentina has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization. However, in June 2003 the Argentine government instituted restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In June 2005, the Argentine government issued Decree 616/05, which established additional restrictions over all capital flows that could result in the decreased availability of international credit. Pursuant to the decree, all private sector indebtedness of physical persons or corporations in Argentina are required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment. The decree outlines several types of transactions that are exempt from its requirements, including foreign trade financings, foreign trade balances of those entities authorized to carry out foreign exchange, and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market.

In addition, the decree, as supplemented by subsequent regulations, stipulates that all capital inflows of residents exceeding U.S.$2 million per month, as well as all capital inflows of non-residents settled in the local exchange market destined for local money holdings, acquisition of active or passive private sector financings and investments in securities issued by the public sector that are acquired in secondary markets (excluding foreign direct investment, which includes capital contributions to local companies of direct investments (namely, a company in which the foreign direct investor holds at least 10% of ordinary shares or voting rights, or its equivalent), and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market), must meet certain requirements, including those outlined below:

•	such funds may be transferred only outside the local exchange market after a 365-day period from the date of entry of the funds into Argentina;

•	any Argentine Pesos resulting from the exchange of such funds are to be credited to an account within the Argentine banking system; and

•

except for certain type of capital inflows, a non-transferable, non-interest-bearing U.S. Dollar-denominated mandatory deposit must be maintained for a term of 365 calendar days, in an amount equal to 30% of any such inflow of funds to the local foreign exchange market (which mandatory deposit may not be used as collateral or guaranty for any transaction).

In addition, on November 16, 2005, the Ministry of Economy and Production issued Resolution 637/05, pursuant to which Decree 616/05 was regulated, providing that any inflow of funds to the local exchange market in connection with an initial public offering of securities, bonds or certificates issued by a trustee under a trust, whether or not such trust is publicly offered and listed in a self-regulated market, shall comply with all requirements provided for section 4 of Decree 616/05 whenever such requirements are applicable to the inflow of funds to the local exchange market in connection with the acquisition of any of the assets under the trust.

The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting. Any breach of the provisions of Decree No. 616/05 or any other foreign exchange regulation is subject to criminal penalties of the laws governing the Argentine exchange market.

In addition, pursuant to Resolutions AFIP N° 3210/2011 and N° 3212/2011 and Communication “A” 5245, enacted in late 2011, prior to authorizing the sale of foreign currency to make portfolio investments abroad or similar investments, the local bank must obtain prior clearance from an online database run by the federal tax authority (AFIP). This database must confirm whether an individual or entity has sufficient declared assets or funds to make the purchase of foreign currency. In the event that declared assets or funds are not sufficient, the bank may not sell foreign currency to such individual or entity. However, the regulations fail to explain how this calculation is carried out. This clearance requirement may affect the ability of our Argentine subsidiaries to make or manage its foreign currency investments or to transfer funds abroad.

Repatriation of investments by non-argentine residents

Repatriation of funds by non-Argentine residents is subject to the prior approval of the Central Bank; however, various exceptions exist to this general principle, including, among others:

•

Repatriation of direct investments resulting from the sale of investments, the process of wind-up or liquidation of a company, capital reduction or the repayment of capital contributions. In these instances, the foreign investor must demonstrate that it has held the Argentine investment for at least 365 days. In addition, investments made after October 28, 2011 (capital contributions or acquisition of interests in Argentine companies) may be repatriated only if it can be demonstrated that the funds invested in the Argentine company were brought into Argentina at least 365 days prior to repatriation; a certificate from a financial institution or foreign exchange firm must be provided that states the amount of the funds and the date on which such funds were transferred into Argentina for the purpose of making the investment. However, in the event that the investor is organized or domiciled in a country which, pursuant to Argentine law, is considered to be of low or no taxation, repatriation must be approved by the Central Bank.

•

Repatriation of portfolio investments (and the related income), provided that the aggregate amount of such repatriation does not exceed U.S.$500,000 per month. Repatriation in this instance is permitted provided the investor can demonstrate that the funds used to make such investment were brought into Argentina at least 365 days prior to repatriation; a certificate from a financial institution or foreign exchange firm must be provided that states the amount of the funds and the date on which such funds were transferred into Argentina for the purpose of making the investment. However, in the event that the investor is organized or domiciled in a country which, pursuant to Argentine law, is considered to be of low or no taxation, repatriation must be approved by the Central Bank.

These repatriation exceptions are available provided the financial institution through which a funds transfer is made is capable of determining (among other things) that “from the date of collection of the funds (…) to the date of the foreign exchange transaction, the funds received were not allocated to other investments in Argentina.”

Any transactions not covered by the preceding paragraphs (or any other exception) are subject to prior Central Bank approval.

Foreign investments by argentine residents

As a general matter, individuals and legal entities (excluding private trusts and non-registered civil and commercial companies, associations and foundations) are authorized to buy or transfer foreign currency in an amount of up to U.S.$2 million per month (provided they do not have due and unpaid debts of any nature owing to foreign creditors). However, in practice, certain regulations have restricted the ability to purchase or transfer foreign currency for general savings or investment purposes (such practice is referred to as “accumulation” or “atesoramiento”):

(a)	Pursuant to Communication “A” 5236 (as amended) of the Central Bank, in the event that the aggregate amount of foreign currency purchases (including transfers) during a calendar year exceeds U.S.$250,000:

(i)	in the case of individuals, the total amount of foreign currency purchases may not exceed the sum of: (i) the investments in Argentine financial assets and the amount of Argentine currency declared in the individual’s most recent personal tax return filed with Argentine tax authorities, (ii) the funds resulting from the sale in Argentina of recordable assets and foreign currency declared in the individual’s most recent personal tax return filed with Argentine tax authorities, (iii) the individual’s earnings for the current year which are subject to income tax withholding, (iv) other sources of income collected by the individual during the year that are not subject to income tax and (v) amounts received by the individual through an inheritance; and

(ii)	in the case of legal entities, the total amount of foreign currency purchases may not exceed: (i) the entity’s net worth (per the financial statements corresponding to the immediately preceding fiscal year), plus (ii) the entity’s earnings generated after the end of the immediately preceding fiscal year, plus (iii) the entity’s proceeds from the sale of foreign currency in the foreign exchange market, minus (iv) the entity’s investments in external assets (including foreign currency) as of the date of purchase, minus (v) deposits in Argentina of foreign currency, minus (vi) investments in Argentine companies, minus (vii) distributions by the entity of dividends approved after the end of the immediately preceding fiscal year.

(b)

Pursuant to Resolutions AFIP No. 3210/2011 and No. 3212/2011 and Communication “A” 5245, prior to authorizing the sale of foreign currency to a given client, the bank handling such sale must consult an online database maintained by the Argentine federal tax authority to confirm whether the client desiring to make such purchase has met the requirements outlined above. In the event that the requirements are not met by the client, the bank may not carry out the sale of foreign currency. However, the regulations fail to provide detail as to how the required calculations are to be made.

In addition, purchases of foreign currency for purposes of accumulation are subject to the following conditions:

(a)	The Argentine resident must not have due and unpaid debts owing to foreign creditors (whether financial or commercial in nature). This requirement will not apply if the purchase of foreign currency does not exceed U.S.$10,000 per calendar month.

(b)	If the purpose of the purchase and transfer of funds is to purchase Argentine securities, including ADRs, the purchase of such securities may only be carried out 20 business days following the transfer of funds.

(c)	In the case of foreign portfolio investments, the funds must be transferred from an Argentine bank account of the Argentine resident to a different bank account opened with:

(i)	a foreign bank established in any country member of the OECD whose foreign indebtedness has an international rating of at least “BBB” or that consolidates its financial statements in Argentina with an Argentine bank; or

(ii)	foreign banks of the country of permanent residence of individuals authorized to remain in Argentina as “temporary residents” under the provisions of section 23 of Argentine Immigration Law No. 25,871; or

(iii)	a financial entity regularly engaged in investment banking activities, established in any country member of the OECD whose foreign indebtedness has an international rating of at least “BBB”.

Repatriation of funds by argentine residents

Repatriation of funds by Argentine residents up to U.S.$2 million per month is exempt from the deposit (encaje) requirement. If the funds repatriated by an Argentine resident exceed this monthly cap, the deposit requirement will apply in an amount equal to 30% of the excess funds.

Criminal foreign exchange regime

Pursuant to the provisions of Central Bank Communication “A” 3471, foreign exchange transactions may only be carried out through financial institutions authorized to do so by the Central Bank (e.g., financial institutions and foreign exchange bureaus). Central Bank Communication “A” 3471 further provides that any transactions that fail to comply with the applicable requirements will be subject to the penalties set forth in the Criminal Foreign Exchange Regime set by Law No. 19,359.

For a complete detail of all foreign exchange restrictions, investors should consult with their own legal and financial advisors. Additionally, the review of Executive Order No. 616/2005, MEP Resolution No. 365/2005, Law No. 19,359 and their amending and supplementing regulations is suggested.

Brazil

General rules

The basic law regulating foreign investment was enacted in 1962 (Law No. 4131) and was amended in 1964 (Law No. 4390). Foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to the regulating authority of the Central Bank of Brazil). Foreign participation, however, is limited or prohibited in limited areas of activities, including those detailed below.

The Central Bank of Brazil is the agency responsible for: (i) managing the day-today control over foreign capital flow in and out of Brazil (risk capital and loans under any form); (ii) setting forth the administrative rules and regulations for registering investments; (iii) monitoring foreign currency remittances; and (iv) allowing repatriation of funds. It has no jurisdiction over the quality of the investment and cannot restrict the remittances of funds resulting from the risk capital or loan, which are based on a registration with the Central Bank, through its Electronic System of Registration.

In the event of a serious balance of payment deficit, the Central Bank may limit profit remittances and prohibit remittances as capital repatriation for a limited period of time. This limitation, however, has never been applied even during Brazil’s most difficult balance of payments problems.

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange (e.g. commercial banks). Foreign currency must be converted into Brazilian currency and vice-versa through the execution of an exchange contract with a commercial bank. Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods or services.

Foreign exchange market

Brazil previously operated with two official exchange rate markets, the commercial and floating rate markets, both of which were regulated and monitored by the Central Bank. Participation in a particular market was determined by the nature of the remittance of funds to be made.

In March, 2005 the Central Bank unified both markets and enacted more flexible exchange rules. As a consequence, remittances of funds in and out of Brazil now flow through one single exchange market regardless of the nature of the payments.

Foreign investment registration

Foreign investments in currency or in assets and equipment must be registered with the Central Bank of Brazil. Such registration grants the foreign investor the right to remit dividends and interest and to repatriate the investment. As of August 2000, foreign investments in capital must be registered with the Electronic System of Registration of the online data system of the Central Bank of Brazil (the “SISBACEN Data System”). Since February 2001, foreign loans are also subject to registration in the SISBACEN Data System.

The amount registered with the Central Bank of Brazil as foreign investment includes the sum of (i) the original investment (whether in cash or in kind); (ii) subsequent additional investments

(including the capitalization of credits); and (iii) eventual profit reinvestments. This aggregate amount constitutes the basis for repatriation of capital and computation of any eventual capital gain tax, as explained below.

Profit remittance

Since January 1996, profits paid by a Brazilian company to a foreign investor are not subject to any withholding tax. The foreign currency to be remitted must be purchased in the exchange market directly from any commercial bank, upon presentation of the corporate act declaring the dividends, the pertinent financial statements, proof of the tax payment and the registration in the SISBACEN Data System. No further approval or consent of the Central Bank is necessary and there is no limitation on the amounts to be remitted if the original investment has been registered with the Central Bank as described above.

Repatriation of capital

Foreign capital invested in Brazil may be repatriated at any time and there is no minimum period of investment. Repatriation of the investment within the amount stated in the of the SISBACEN Data System may be made free of any tax or authorization. In principle, any excess over the registered amount will be treated as a capital gain, subject to a 15% withholding tax (such rate is increased to 25% in case of investors residing in tax havens) and prior (and discretionary) approval of the Central Bank.

In accordance with an common practice of the Central Bank of Brazil, whenever the total or partial repatriation of capital is sought upon the sale of an investment, the book value of the foreign investment (based on the financial statements of the company which received the investment) will be compared against the amount registered in foreign currency. If the book value is lower than the registered foreign investment, the remittance abroad of any amount exceeding the book value may be understood by the Central Bank as a capital gain, and, as such, subject to a 15% tax.

Other forms of funding Brazilian subsidiaries

The Brazilian foreign debt challenges, combined with other circumstances, forced the market to find various ways to fund Brazilian companies through the issuance of notes and bonds, as well as commercial paper placed outside Brazil under private and public placements. In recent years, the Central Bank has authorized a great volume of issues of bonds, fixed rate notes, floating rate notes, commercial papers and fixed or floating rate certificates of deposit, to be traded abroad. Nonetheless, foreign loans with maturity of less than ninety days are currently subject to a financial transactions tax. Interest paid to foreigners is subject to a 15% withholding tax (such rate is increased to 25% in case of creditors residing in tax heavens). Another source of funding has been the issue of ADRs—American Depositary Receipts and IDRs—International Depositary Receipts.

Peru

At the beginning of the 1990s, former President Alberto Fujimori liberalized price and wage controls in the private sector and eliminated all restrictions on capital flows. Since March 1991, there have been no exchange controls in Peru and all foreign exchange transactions are based on market rates. Prior to March 1991, the Peruvian foreign exchange market consisted of several alternative exchange rates. During the last two decades, the Peruvian currency has experienced a significant number of large devaluations and Peru has consequently adopted and operated under various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market-determination of rates. Current Peruvian regulations on foreign investment allow the foreign holders of equity shares and fixed income instruments to receive and repatriate 100% of the proceeds of the investment. Such investors are allowed to purchase foreign exchange at free market exchange rates through any member of the Peruvian banking system.

Colombia

Although the exchange market flows freely, there are exchange regulations which regulate the exchange operations that must be channeled through the exchange market, the procedures for doing so and penalties for infringement.

The rules applicable on exchange matters are issued jointly by the Colombian congress, the government and the Central Bank. The primary regulations on foreign investment and international exchange (“Exchange Regulations”) are set forth in Law 9 of 1991, Decree 2080 of 2000, External Resolution No. 8 of 2000 and Regulation DCIN-83. The law requires all foreign investment to be registered with the Central Bank.

The Central Bank is responsible for Exchange Regulations and managing, recording and authorizing changes in foreign investment. In turn, the Superintendency of Companies is responsible for overseeing compliance with the provisions on foreign investment set forth in the Exchange Regulations. Such foreign investment is divided into (1) direct foreign investment, and (2) portfolio foreign investment.

The foreign investment registered with the Central Bank grants the investor the following rights, known as “exchange rights”:

•	The possibility of repatriating the profits from a registered investment.

•	The possibility of reinvesting such profits in Colombia.

•

The possibility of repatriating sums resulting from the transfer of the investment within the country, the liquidation of the company or the portfolio and/or the reduction of the equity of the recipient company.

Foreign indebtedness

The foreign currency received or paid in connection with the incurrence of indebtedness must be transacted through the exchange market. In addition, prior to or simultaneously with any disbursement, amounts received or paid in respect of indebtedness must be reported to the Central Bank through financial intermediaries.

Up until October 28, 2011, Colombian residents could only obtain credit in foreign currency from foreign financial institutions, foreign market intermediaries or through the placement of securities in international capital markets. Since that date, the Central Bank now permits the incurrence of indebtedness with any foreign third party, including related parties. Colombian residents may also grant loans in foreign currency to non- residents.

Selected consolidated financial data and other information

The following tables set forth our selected consolidated financial information under the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). The financial information as of and for the three months ended March 31, 2012 and 2011 has been derived from our Unaudited Interim Consolidated Financial Statements included elsewhere in this prospectus. The financial information as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 has been derived from our Audited Consolidated Financial Statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm. We maintain our books and records in Chilean pesos and prepare consolidated financial statements in accordance with IFRS. Our date of adoption of IFRS was January 1, 2010. The following financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Consolidated Financial Statements, our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus.

Unless otherwise noted, U.S. dollar amounts have been translated from Chilean pesos based on the dólar observado, or observed exchange rate, of Ch$487.44 per U.S.$1.00 as of March 30, 2012 (the latest available date, as March 31, 2012 fell on a non-business day), as reported by the Chilean Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

In our opinion, the selected consolidated financial data presented in the tables below includes all adjustments necessary to present fairly in all material respects our financial condition and results of operations at the dates and the periods presented. The results of operations for the three months ended March 31, 2012 and for the years ended December 31, 2011, 2010 and 2009 are not necessarily indicative of future performance.

	Three months ended March 31,
Income statement data:	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	3,315.08	1,615,903	1,268,227
Home improvement stores	532.00	259,320	227,174
Department stores	378.47	184,480	143,612
Shopping Centers	67.31	32,812	29,558
Financial Services	148.63	72,450	65,969
Other(1)	8.09	3,945	4,094
Total revenues from ordinary activities	4,449.59	2,168,909	1,738,634

Cost of sales:
Supermarkets	(2,501.17)	(1,219,171)	(956,831)
Home improvement stores	(365.01)	(177,921)	(157,150)
Department stores	(281.18)	(137,057)	(104,047)
Shopping Centers	(10.46)	(5,099)	(4,638)
Financial Services	(54.28)	(26,460)	(14,503)
Other(1)	(0.82)	(399)	(809)
Total cost of sales	(3,212.92)	(1,566,107)	(1,237,977)

Gross margin:
Supermarkets	813.91	396,732	311,397
Home improvement stores	166.99	81,398	70,024
Department stores	97.29	47,423	39,565
Shopping Centers	56.85	27,712	24,920
Financial Services	94.35	45,990	51,466
Other(1)	7.27	3,546	3,285
Total gross margin	1,236.67	602,802	500,657
Administrative expenses, distribution costs and other expenses	(992.72)	(483,892)	(382,052)
Other revenues by function	45.99	22,419	14,080
Participation in earnings of associates	2.26	1,100	1,188
Financial income	5.76	2,808	3,689
Financial expenses	(102.13)	(49,784)	(33,955)
Other earnings	(16.90)	(8,239)	576
Exchange differences	13.58	6,619	(3,680)
(Losses) gains from indexation	17.74	(8,647)	(6,258)
Income before taxes	174.76	85,186	94,246
Income tax charge	(58.08)	(28,311)	(25,386)
Net income	116.68	56,875	68,859
Profit attributable to non-controlling shareholders	5.05	2,460	3,056
Profit attributable to controlling shareholders	111.63	54,415	65,803

Net earnings attributable to shareholders per share:
Basic	0.05	24.0	29.1
Diluted	0.05	23.8	28.8

(1)	Includes the results of our Aventura entertainment centers, our loyalty programs and corporate back-office operations. See “Business—Other Operations.”

	Year ended December 31,
Income statement data:	2011	2011	2010	2009

	(in millions of U.S.$)	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	11,398.88	5,556,271	4,452,759	4,006,366
Home improvement stores	1,946.17	948,641	819,838	671,517
Department stores	1,417.14	690,772	622,719	516,537
Shopping Centers	266.14	129,727	116,991	108,168
Financial Services	549.55	267,874	221,010	261,257
Other(1)	23.63	11,520	3,657	1,401
Total revenues from ordinary activities	15,601.52	7,604,806	6,236,974	5,565,246

Cost of sales:
Supermarkets	(8,570.62)	(4,177,664)	(3,355,796)	(3,054,483)
Home improvement stores	(1,328.04)	(647,337)	(561,006)	(470,167)
Department stores	(1,024.56)	(499,413)	(446,769)	(380,569)
Shopping Centers	(39.90)	(19,449)	(17,858)	(22,409)
Financial Services	(175.68)	(85,632)	(70,458)	(128,910)
Other(1)	(11.12)	(5,421)	(5,343)	(3,611)
Total cost of sales	(11,149.92)	(5,434,917)	(4,457,229)	(4,060,148)

Gross margin:
Supermarkets	2,828.26	1,378,607	1,096,963	951,883
Home improvement stores	618.13	301,303	258,832	201,351
Department stores	392.58	191,359	175,950	135,968
Shopping Centers	226.24	110,278	99,133	85,759
Financial Services	373.88	182,242	150,552	132,348
Other(1)	12.51	6,099	(1,686)	(2,211)
Total gross margin	4,451.6	2,169,890	1,779,745	1,505,098
Administrative expenses, distribution costs and other expenses	(3,424.78)	(1,669,374)	(1,371,074)	(1,204,735)
Other revenues by function	174.64	85,128	43,871	7,571
Participation in earnings of associates	11.86	5,779	7,514	4,574
Financial income	22.53	10,984	16,922	3,830
Financial expenses	(295.70)	(144,136)	(86,730)	(93,422)
Other earnings	1.80	875	10,772	69,997
Exchange differences	(20.26)	(9,876)	(2,053)	(4,424)
(Losses) gains from indexation	(64.19)	(31,289)	(15,657)	12,957
Income before taxes	857.50	417,982	383,311	301,446
Income tax charge	(245.27)	(119,556)	(76,830)	(53,900)
Net income	612.23	298,426	306,481	247,546
Profit attributable to non-controlling shareholders	25.67	12,511	10,220	3,948
Profit attributable to controlling shareholders	586.56	285,915	296,261	243,597

Net earnings attributable to shareholders per share:
Basic	0.26	126.3	130.9	111.1
Diluted	0.26	125.0	129.6	111.1

Dividends per share:
Basic	0.07	34.66	24.26	22.22
Diluted	0.07	34.66	24.26	22.22

(1)	Includes the results of our Aventura entertainment centers, our loyalty programs and corporate back-office operations. See “Business—Other Operations.”

	As of March 31,
Balance sheet data:	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)	(in millions of Ch$)
Total current assets	4,219.27	2,056,643	2,094,549
Property, plant, equipment and investment property net	7,457.69	3,635,175	3,570,432
Other assets	4,354.24	2,122,430	1,991,579
Total assets	16,031.20	7,814,248	7,656,561
Total current liabilities	5,222.43	2,545,620	2,327,003
Total non-current liabilities	4,814.91	2,346,982	2,359,924
Total liabilities	10,037	4,892,603	4,686,927
Non-controlling interest	174,06	84,844	95,196
Net equity attributable to controlling shareholders	5,819.80	2,836,801	2,874,438
Total net equity and liabilities	16,031.20	7,814,248	7,656,561

	As of December 31,
Balance sheet data:	2011	2011	2010	2009
	(in millions of U.S.$)	(in millions of Ch$)
Total current assets	4,297.04	2,094,549	1,582,309	1,430,778
Property, plant, equipment and investment property net	7,324.86	3,570,432	2,913,644	2,715,227
Other assets	4,085.79	1,991,579	1,839,516	1,439,654
Total assets	15,709.70	7,656,561	6,335,469	5,585,659
Total current liabilities	4,773.93	2,327,003	1,919,094	1,453,160
Total non-current liabilities	4,841.47	2,359,924	1,726,781	1,553,371
Total liabilities	9,615.39	4,686,927	3,645,876	3,006,532
Non-controlling interest	195.30	95,196	74,886	76,348
Net equity attributable to controlling shareholders	5,897.01	2,874,438	2,614,707	2,502,778
Total net equity and liabilities	15,707.70	7,656,561	6,335,469	5,585,659

	Three months ended March 31,
Other financial data:	2012		2012		2011

	(unaudited)
	(in millions of U.S.$)		(in millions of Ch$)(1)
Cash Flow Data
Net cash provided by (used in):
Operating activities	49.44		24,099		(12,578)
Investing activities	(502.00)		248,774		(222,274)
Financing activities .	372.77		181,703		220,981
Other Financial Information
Capital expenditures	(297.94)		(145,228)		(99,776)
Depreciation and amortization	65.64		31,995		29,513
Adjusted EBITDA(2)	297.94		145,231		151,806
Financial Ratios
Gross margin(3)	27.8%		27.8%		28.8%
Net margin(5)	2.6%		2.6%		4.0%
Current ratio(6)	0.8	1x	0.8	1x	0.9	0x

(1)	Except ratios, numbers of stores, employees and selling space.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

(3)	Consolidated gross margin divided by consolidated revenues from ordinary activities.

(4)	Consolidated net income divided by consolidated revenues from ordinary activities.

(5)	Consolidated current assets divided by consolidated current liabilities.

	Year ended December 31,
Other financial data:	2011	2011	2010	2009

	(in millions of U.S.$)	(in millions of Ch$)(1)
Cash flow data
Net cash provided by (used in):
Operating activities	1,164.74	567,739	407,174	675,653
Investing activities	(1,279.13)	(623,499)	(413,676)	(430,959)
Financing activities	183.83	89,607	5,086	(243,236)

Other financial information
Capital expenditures	(1,264.43)	(616,336)	(349,793)	(191,136)
Depreciation and amortization	246.54	120,174	102,310	101,533
Adjusted EBITDA(2)	1,284.53	626,141	535,565	478,976

Financial ratios
Gross margin(3)	28.5%	28.5%	28.5%	27.0%
Net margin(4)	3.9%	3.9%	4.9%	4.4%
Current ratio(5)	0.90x	0.90x	0.82x	0.98x

(1)	Except ratios, numbers of stores, employees and selling space.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

(3)	Consolidated gross margin divided by consolidated revenues from ordinary activities.

(4)	Consolidated net income divided by consolidated revenues from ordinary activities.

(5)	Consolidated current assets divided by consolidated current liabilities.

	Three months ended March 31,
Comprehensive income:	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	(64.40)	(31,393)	102,038
Comprehensive income attributable to non-controlling shareholders	(8.96)	(4,366)	3,370
Total comprehensive income	(73.36)	(35,759)	105,408

	Year ended December 31,
Comprehensive income:	2011	2011	2010	2009

	(in millions of U.S.$)	(in millions of Ch$)
Comprehensive income attributable to controlling shareholders	756.26	368,631	201,686	31,079
Comprehensive income attributable to non-controlling shareholders	41.67	20,310	253	(24,230)
Total comprehensive income	797.93	388,941	201,939	6,849

	Three months ended March 31,		Year ended December 31,
Operating data:	2012	2011	2011	2010	2009

	(unaudited)

Number of Stores
Supermarkets:
Chile	191	166	190	163	162
Argentina	272	256	269	256	250
Brazil	189	135	152	130	52
Peru	74	64	74	64	58
Supermarkets subtotal	726	621	685	613	522

Home Improvement Stores:
Chile	29	29	29	29	25
Argentina	48	49	48	49	46
Colombia	4	4	4	4	2
Home improvement stores subtotal	81	82	81	82	73

Department Stores:
Chile	74	34	35	34	30
Department stores subtotal	74	34	35	34	30

Shopping Centers:
Chile	9	9	9	9	8
Argentina	14	14	14	14	13
Peru	2	2	2	2	2
Shopping centers subtotal	25	25	25	25	23
Total	906	762	826	754	648

Total Selling Space(2)	(in square meters)

Supermarkets:
Chile	466,354	415,815	463,834	406,555	407,531
Argentina	506,987	471,853	502,682	455,808	443,809
Brazil	465,992	343,587	391,485	332,626	120,608
Peru	233,496	209,642	233,331	209,642	184,659
Supermarkets subtotal	1,672,829	1,440,897	1,591,332	1,404,631	1,156,607

Home Improvement Stores:
Chile	276,325	273,625	276,325	273,625	251,144
Argentina	392,772	364,317	391,485	392,645	350,666
Colombia	35,360	34,309	35,360	34,309	16,646
Home improvement stores subtotal	704,457	672,251	703,170	700,579	618,456

Department Stores:
Chile	358,837	234,489	272,388	234,489	216,193
Department stores subtotal	358,837	234,489	272,388	234,489	216,193

Shopping Centers:(3)
Chile	282,693	273,983	282,693	273,983	259,293
Argentina	228,949	214,002	227,369	214,002	208,221
Peru	54,750	54,750	54,750	54,750	54,750
Shopping centers subtotal	566,442	542,735	564,839	542,735	522,264
Total	3,302,564	2,890,371	3,131,729	2,882,434	2,513,520

Average Selling Space per Store(4)	(in square meters)

Supermarkets:
Chile	2,442	2,505	2,441	2,494	2,516
Argentina	1,864	1,843	1,869	1,781	1,775
Brazil	2,466	2,545	2,506	2,559	2,319
Peru	3,155	3,276	3,153	3,276	3,184
Supermarkets subtotal	2,304	2,320	2,323	2,291	2,216

Home Improvement Stores:
Chile	9,528	9,435	9,528	9,435	10,046
Argentina	8,183	7,435	8,156	7,435	7,623
Colombia	8,840	8,577	8,840	8,577	8,323
Home improvement stores subtotal	8,697	8,198	8,681	8,198	8,472

Department Stores:
Chile	4,849	6,897	7,783	6,897	7,206
Department stores subtotal	4,849	6,897	7,783	6,897	7,206

Shopping Centers:
Chile	31,410	30,443	31,410	30,443	32,412
Argentina	16,357	15,286	16,243	15,286	16,017
Peru	27,375	27,375	27,375	27,375	27,375
Shopping centers subtotal	22,658	21,709	22,594	21,709	22,707

*	NTD: Pending confirmation

	Three months ended March 31,		Year ended December 31,
Operating data:	2012	2011	2011	2010		2009

	(unaudited)

Average Sales per Store(5)	(in millions of Ch$)

Supermarkets:
Chile	2,463	2,989	9,662	10,371		9,933
Argentina	1,565	1,392	5,776	5,352		5,120
Brazil	2,916	2,657	10,211	6,484		10,890
Peru	2,279	2,200	8,439	8,744		9,498
Supermarkets subtotal	2,226	2,092	8,123	7,276		7,675

Home Improvement Stores:
Chile	3,437	3,300	12,672	11,577		10,551
Argentina	3,101	2,497	11,287	9,205		8,657
Colombia	2,705	2,280	9,845	8,272		4,763
Home improvement stores subtotal	3,201	2,770	11,712	9,998		9,199

Department Stores:
Chile	2,493	4,224	19,736	18,315		17,218
Department stores subtotal	2,493	4,224	19,736	18,315		17,218

Shopping Centers:
Chile	1,828	1,625	7,167	6,095		6,449
Argentina	1,055	970	4,262	3,810		3,583
Peru	793	678	2,783	4,401		4,998
Shopping centers subtotal	1,312	1,182	5,189	4,680		4,703

Increase (Decrease) in Same-Store Sales(6)	(%)

Supermarkets:
Chile	6.6%	5.4%	4.8%	5.9%		1.5%
Argentina	23.3%	23.8%	22.5%	25.2%		11.4%
Brazil	2.6%	4.6%	1.3%	7.1%		(0.9%	)
Peru	8.6%	1.7%	6.5%	(2.3%	)	(2.5%	)

Home Improvement Stores:
Chile	3.1%	11.2%	4.9%	23.7%		1.7%
Argentina	30.0%	28.0%	31.1%	27.8%		1.8%
Colombia	11.2%	6.7%	11.8%	(3.6%	)	—

Department Stores:
Chile	9.4%	17.9%	5.4%	19.7%		(1.7%	)

Sales per Square Meter(7)	(in millions of Ch$)

Supermarkets:
Chile	1.01	0.99	3.94	4.13		3.95
Argentina	0.84	0.76	3.09	3.01		2.88
Brazil	1.18	1.09	4.08	2.53		1.75
Peru	0.72	0.67	2.68	2.67		2.98
Supermarkets subtotal	0.97	0.88	3.52	3.17		2.95

Home Improvement Stores:
Chile	0.36	0.35	1.33	1.23		1.05
Argentina	0.38	0.39	1.38	1.24		1.14
Colombia	0.31	0.27	1.11	0.96		0.57
Home improvement stores subtotal	0.37	0.39	1.35	1.22		1.09

Department Stores:
Chile	0.51	0.61	2.54	2.66		2.39
Department stores subtotal	0.51	0.61	2.54	2.66		2.39

Shopping Centers:
Chile	0.06	0.05	0.23	0.20		0.20
Argentina	0.06	0.06	0.26	0.25		0.22
Peru	0.03	0.02	0.10	0.16		0.18
Shopping centers subtotal	0.06	0.05	0.23	0.22		0.21
Total number of store employees(8)	139,082	139,082	131,505	126,485		101,392

(1)	In square meters at period end.

(2)	Total leasable space for shopping centers does not include selling space occupied by our Jumbo, Paris and Easy stores in our shopping centers.

(4)	Total square meters of selling space or leasable space, as applicable, at period end divided by the total number of stores or shopping centers, as applicable, at period end.

(5)	Sales for the period divided by the number of stores or shopping centers, as applicable, at the end of the period.

(6)	Reflects the sales of our stores operating throughout the same months of both financial periods being compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2010 and operated throughout the last six months of 2010, (i) “same-store sales” would include the sales of that store for the last six months of 2010 and the last six months of 2011 and (ii) we would consider the sales of the new store during the first six months of 2011 as sales from a newly opened store. Calculated in local currency.

(7)	Sales for the period divided by the square meters of selling space or leasable space, as applicable, at the end of each month during the period.

(8)	Number of full-time employee equivalents at period end.

Management’s discussion and analysis of financial condition and results of operations

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements and our Unaudited Interim Consolidated Financial Statements included elsewhere in this prospectus, as well as the information presented under “Selected Consolidated Financial Data.” The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements; for more information regarding the risks, uncertainties and assumptions inherent in these forward-looking statements, see “Forward-looking Statements” and “Risk Factors.”

Overview

We are a leading multi-format retailer in South America, based on revenues, selling space, number of stores and gross leasable area. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores in Chile, Argentina and Colombia. We seek to increase operations through organic growth and acquisitions in Brazil and Peru, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in “Our Business” and “Industry Overview and Competition.” We conduct our business through six segments, including four retail segments, which allows us to reach a wide range of customers by offering various combinations of products, price, quality and service. As a complement to our core retailing business, we also offer credit cards, consumer loans and other financial services to our retail customers.

We believe that our strategy of operating as a multi-format and integrated retailer, combined with our broad product offering and premier portfolio of brands, has been one of the key strategic competencies for the successful growth of our businesses.

In summary, highlights of our commercial activities up to March 31, 2012 include:

•	906 stores and shopping centers as of March 31, 2012, an increase of 113% compared to 425 stores and shopping centers as of January 1, 2005.

•	3.3 million square meters of selling space as of March 31, 2012, an increase of 130% compared to 1.4 million square meters as of January 1, 2005.

•	More than 800 million people visited our stores and shopping centers in 2011, completing a total of 661 million transactions.

•	More than 450 thousand products offered through diversified business segments and 15 brand names present in five cities as of March 31, 2012.

•	A total of 4.3 million credit cards issued and U.S.$1.53 billion in credit card operations as of December 31, 2011.

Throughout our 35-year history we have developed, acquired, integrated and expanded several retail businesses with strong brand recognition in the local markets where we operate. As of March 31, 2012, we operated 726 supermarkets, 81 home improvement stores, 74 department stores and 25 shopping centers under a variety of trade names. The following table presents our total number of shopping centers and stores by country as of March 31, 2012:

	Chile	Argentina	Brazil	Peru	Colombia	Total

Supermarkets	191	272	189	74	—	726
Home improvement stores	29	48	—	—	4	81
Department stores	74	—	—	—	—	74
Shopping centers	9	14	—	2	—	25
Total	303	334	189	76	4	906

During the three months ended March 31, 2012, we had revenues from ordinary activities of Ch$ 2,168,909 million, Adjusted EBITDA of Ch$ 145,231 million and profit of Ch$ 56,875 million.

Trends and factors affecting our results of operations

Our results of operations have been influenced and will continue to be influenced by the following factors:
Developments in the Chilean economy

Our operations in Chile accounted for 38.3% of our consolidated revenues from ordinary activities for the three months ended March 31, 2012. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In 2010, the Chilean economy began to recover following the 2009 recession. As reported by the Central Bank of Chile, GDP contracted 1.0% in 2009, but increased by 6.1% in 2010 and 6.0% in 2011. According to ILACAD World Retail (“ILACAD”), an international consulting company which monitors the reail industry, the Chilean formal retail sector, which consists of business that are taxed and that employ formal labor, accounts for 63% of the retail sector, a relatively high number in comparison to the other countries in which we operate, but low in comparison to the United States, where the formal sector accounts for 91% of the retail sector, according to the U.S. Census Bureau.

In February 2010, Chile was struck by an 8.8 magnitude earthquake and a tsunami, which mainly affected the mid-southern regions of Chile. As a result of these developments, economic activity in Chile was adversely affected in 2010. However, the growth of private and public sector investments and the rebound of consumption have partially offset the negative effects of the earthquake and tsunami. As reported by the Central Bank of Chile, in 2010, internal demand increased 15.7%, private investment increased 18.5% and private consumption increased 9.3% compared to the same period in 2009. Unemployment rates have been decreasing and the unemployment rate as of March 31, 2012 declined to 6.6% compared to 7.1% as of December 2010 and 10.0% as of December 2009, according to the Central Bank of Chile. See “—Impact of the 2010 Earthquake and Tsunami.”

The recovery of the Chilean economy in 2010 was led in part by a recovery of the prices of Chile’s exports, which accounted for 40% of GDP in 2010, according to Global Insight, a consulting company for country and industry forecasting. As a result of the economic recovery, the Consumer Price Index (“CPI”) inflation increased 4.4% in 2011, compared with an increase of

3.0% in 2010 and a decrease of 1.4% in 2009, according to the Central Bank of Chile. As a result of rising price levels and higher economic activity, interest rates increased during 2011. The nominal overnight rate set by the Chilean Central Bank has increased 175 basis points since December 2010 and was 3.25% to 5.00% as of March 31, 2012. See “Risk Factors—Risks Relating to Chile.”

Chile maintains one of the highest credit ratings in Latin America, currently rated A+ by Standard & Poor’s Financial Services LLC, (“S&P”), AA3 by Moody’s Investors Service, Inc. (“Moody’s”) and A+ by Fitch, Inc. (“Fitch”), as of March 31, 2012. The future economic, social and political developments in Chile, over which we have no control, could have a material adverse effect on us, including imparing our business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Risk Factors—Risks Relating to Chile.”

Developments in the Argentine economy

Our operations in Argentina accounted for 27.7% of our consolidated revenues from ordinary activities for the three months ended March 31, 2012, and thus the Company is also sensitive to macroeconomic conditions in Argentina.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. As reported by the INDEC (Statistics and Census National Bureau), Argentina’s GDP decreased by 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In December 2001, a deep economic and political crisis forced Argentina to declare a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the U.S. dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002, according to the Central Bank of Argentina. From 2003 to 2010, economic indicators showed signs of recovery, guided by a competitive exchange rate, a healthier international context, higher commodity prices and expansionary fiscal and monetary policies. In 2005, Argentina completed the restructuring of most of its 2001 defaulted public debt, which in turn reduced significantly the risk premium on its outstanding bonds. The government also is under negotiations to serve the remaining debt owed to the Paris Club. As a consequence, Argentina was able to decrease its public-to-GDP ratio from 139% in 2003 to below 45% in 2010, as reported by the Ministry of Economy.

According to the INDEC, the Argentine economy increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Due to the global financial crisis, Argentina’s GDP grew by only 0.9% in 2009. In 2010 and 2011, the Argentine economy showed strong signs of recovery, growing by 9.2% and 8.9% in 2010 and 2011, respectively, according to the Ministry of Economy. Unemployment levels also improved, from 8.4% and 7.3% in the fourth quarter of 2009 and 2010, respectively, to 6.7% in the fourth quarter of 2011, as reported by INDEC. Both public and private consumption and investment were among the leading contributors to the economic growth. As reported by the Ministry of Economy, consumption and investment increased 9.1% and 21.2% in real terms in 2010, respectively. Consumption was supported by local conditions as well as wider access to consumer credit, as represented in the retail or automobile sector. Argentina’s retail market is an underpenetrated sector, as the formal retail sector accounts for 42% of the retail sector, according to ILACAD. As reported by INDEC, supermarkets sales increased 16% in 2009, 29% in 2010 and 28% in 2011. Car sales, on the other hand, also recovered rapidly from the negative impact of the financial crisis. Although car sales decreased in 2009 by 20%, they grew by 43% and

26% in 2010 and 2011, respectively, according to INDEC. As an effect of high consumption, however, the country has experienced inflation of 11% in 2010, 10% in 2011 and 9.8% for the three months ended March 31, 2012, as reported by INDEC, exceeding that of other countries in South America, according to Global Insight. Regarding the balance of payments, exports and imports increased 22% and 46% in 2010, respectively and 24% and 31% in 2011, the growth in the imports being a reflection of the recovery in household consumption levels according to Global Insight. As per the Central Bank of Argentina, international reserves reached a record-high of over U.S.$52 billion in 2010 and a level of U.S.$46 billion in 2011.

After several years of price stability, the devaluation of the Argentine peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. However, consumer prices increased by 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, and 9.8% for the three months ended March 31, 2012, according to the INDEC, and private institutes estimate that consumer prices have increased significantly more than official estimates. The local interest rate, the BAIBAR was 9.45%, 10.11%, 9.08% and 9.25% on December 30, 2009, December 30, 2010, December 30, 2011 and March 31, 2012, respectively, as reported by the Central Bank.

Argentina is rated B by S&P, B3 by Moody’s and B by Fitch, as of March 31, 2012. The future economic, social and political developments in Argentina, over which we have no control, could impair business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Risk Factors—Risks Relating to Argentina.”

Developments in the Brazilian economy

Our operations in Brazil accounted for 25.5% of our consolidated revenues from ordinary activities for the three months ended March 31, 2012, and thus the Company is also sensitive to macroeconomic conditions in Brazil.

In recent years, we have benefited from Brazil’s reasonably stable economic environment, with average annual GDP growth of 4.5% from 2004 to 2010, as reported by the Central Bank of Brazil. The downward trend in inflation in recent years has allowed the Central Bank of Brazil to ease the short-term benchmark interest rate to 9.0% as of March 31, 2012, from 17.75% at December 2004. In 2009, the Brazilian economy stagnated in the wake of the global economic and financial crisis; however, by the second quarter of 2009 the Brazilian economy had emerged from recession and started to regain its growth momentum. To mitigate the impact of the global economic and financial crisis, the Central Bank of Brazil responded in 2009 with a number of measures. Besides reducing the SELIC rate, the Central Bank of Brazil deployed part of its international reserves to replace international credit lines impacted by the Lehman bankruptcy and reduced reserve requirements with the specific purpose of acquiring assets from small banks and increasing the insurance limit for small banks’ time deposits. These initiatives, along with fiscal measures, contributed to keeping the recession relatively brief (mostly concentrated between the fourth quarter of 2008 and the first quarter of 2009) and ensured a strong recovery in the second half of 2009, as reported by the Central Bank of Brazil.

The unemployment rate in Brazil has decreased significantly in the past decade from 10.5% at December 2002 to 6.2% as of March 31, 2012, as reported by the Central Bank of Brazil. At the end of 2011, the unemployment rate was at the lowest level in ten years at 4.7%. At the same time, private consumption has followed a similar positive trend. As reported by the IBGE, private consumption in Brazil grew by 4.4%, 6.9% and 4.1% in 2009, 2010 and 2011, respectively. The decrease in unemployment and increase in private consumption have driven the growth of the retail sector as illustrated by the growth of 6.7% in 2011, according to IBGE. The Brazilian retail market is an underpenetrated sector as 58% of the sector is informal according to ILACAD. On September 22, 2009, Moody’s raised the nation’s sovereign rating to Baa3 from Ba1. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. We believe that these upgrades contributed to further increases in the inflow of foreign capital, which in turn strengthened the real. As a result of the recovery of the economy, GDP growth was 7.5 % for 2010, as compared to 2009 when it contracted -0.3% as reported by the Central Bank of Brazil. Nonetheless, the growth of the Brazilian economy slowed down leading to a GDP growth of 2.7% for the 2011, as estimated by Global Insight. According to “Boletim focus do Banco Central,” Brazil’s GDP is estimated at 3.2% for 2012. The future economic, social and political developments in Brazil, over which we have no control, could impair our business, financial condition or results of operations. See “Risk Factors—Risks Relating to Brazil.”

In early 2011, the Central Bank of Brazil, through its Monetary Policy Committee, raised the SELIC from 10.75% at December 31, 2010 up to 12.50% on July 20, 2011 in order to control inflation. Later that year, as the European debt crisis worsened, the Monetary Policy Committee changed its monetary policy focusing on economical growth rather than inflation control. As a consequence, since mid-2011, the SELIC rate was reduced several times by that Committee reaching 9.0% on March 31, 2012, as reported by the Central Bank of Brazil. Annual inflation rates are measured in Brazil through the Brazilian Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, as calculated by the IBGE. The IPCA inflation rate was 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.5% as of March 31, 2012, as measured by the IPCA. According to “Boletim focus do Banco Central,” the IPCA is estimated to be around 5.3% in 2012. See “Risk Factors–Risks Relating to Brazil.”

Developments in the Peruvian economy

Our operations in Peru accounted for 8.0% of our consolidated revenues from ordinary activities for the three months ended March 31, 2012, and thus the Company is also sensitive to macroeconomic conditions in Peru.

According to the Central Bank of Peru, Peruvian GDP grew 6.9% and 8.8% in 2011 and 2010, respectively, returning to the growth rates seen in 2007 and 2008 (8.9% and 9.8%, respectively). The Peruvian government adopted fiscal and monetary stimulus to mitigate the global financial and economic crisis and, as a result, growth recovered in the fourth quarter of 2009, as reported by the Central Bank of Peru. Internal demand grew 13.1% with private investment leading the recovery with growth rates of 22.1% according to the Central Bank of Peru. Production of non primary and labor intensive sectors like construction and manufacturing helped to boost employment and private consumption. Urban unemployment rates have remained at stable and low levels during recent years. According to the INEI, in 2009 and 2010 unemployment rate was 5.3% and 5.9%, respectively. Similarly, Global Insight records total unemployment rate of 7.9% and 7.2% in 2009 and 2010, respectively, and estimates a rate of 7.8% in 2011. In this context the Central Bank of Peru started a progressive withdrawal of monetary stimulus raising the reserve ratios and reference interest rate from 3.25% to 4.25% during the first and fourth quarter of 2011. Fiscal deficit was reduced from 1.6% to 0.5% due to an increase in tax collections and consistent with the government’s slow down of fiscal expenditures, according to the Central

Bank of Peru. CPI index increased from 2.1% in 2010 to 4.7% in 2011, as reported by INEI. The formal sector represents only 30% of the retail sector in Peru according to ILACAD.

As reported by the Central Bank of Peru, in the first half of 2011, the Peruvian economy kept growing, although to a lesser extent, at a similar pace observed in 2010, with GDP growing by nearly 8.8% in the first quarter, 6.9% in the second quarter and 6.7% in the third quarter of 2011 and 5.5% in the fourth quarter of 2011. The main drivers of Peru’s economic performance have been strong domestic demand and private investment. As reported by the Central Bank of Peru, private investment increased 11.7% in 2011, which represents 19.6% of GDP. As of December 2011, private investment projects valued at U.S.$16.8 billion have been announced for 2012 (excluding the temporarily postponed Congas mining project) and U.S.$16.5 billion for 2013 according to the Central Bank of Peru. The majority of these anticipated investments will be concentrated in the mining and oil industry.

In the second half of 2011 the Peruvian economy started to show signs of slowdown driven by the uncertainty in connection with the election of President Humala and expectations of a recession in Europe and the United States. As reported by the Central Bank of Peru, internal demand has slowed down compared to 2010, which had year over year growth of 13.6% compared to 5.2% growth in the fourth quarter of 2011. The Peruvian government’s commitment to the current economic, fiscal and monetary policies supported economic growth in 2011 and stabilized the country’s economy, which led to S&P upgrading Peru’s credit rating from BBB- to BBB in August 2011. In October 2011, Fitch upgraded Peru’s credit rating from BBB- to BBB. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Risk Factors—Risks Relating to Peru.”

The reductions on fiscal spending implemented during 2010 by the Peruvian government have improved fiscal reserves from U.S.$33 billion in 2009 to U.S.$48.8 billion in 2011 as reported by the Central Bank of Peru. The withdrawal of the monetary stimulus was taken up by the Central Bank of Peru in 2011, which gradually raised its reference interest rate from 3.25% to 4.25% between January and May of 2011. Reserve ratio requirements for banks are 100 bps higher than in December 2010 and have remained unchanged since May 2011. As reported by the Central Bank of Peru, the current average reserve levels in Nuevos Soles and U.S. dollars (13.7% and 38.3% respectively) reflects higher levels of liquidity in the financial system, which in the event of a severe liquidity crisis or global economic crisis can be used to alleviate the impact. The future economic, social and political developments in Peru, over which we have no control, could have a material adverse effect on us. See “Risk Factors—Risks Relating to Peru.”

Developments in the Colombian economy

Our operations in Colombia accounted for 0.5% of our consolidated revenues from ordinary activities for the first three months of 2012, and thus the Company is less sensitive to macroeconomic conditions in Colombia.

In March, 2011, Colombia recovered its investment-grade ratings from Moody’s and S&P, 11 years after its rating was cut to junk status when insurgent violence and a banking crisis triggered six straight quarters of economic contraction between 1998 and 1999.

Beginning in 2007 the nation grew rapidly, attracting a record $10.6 billion in foreign direct investment in 2008 according to the World Bank. However, Colombia’s credit rating was not raised to investment grade by Moody’s and S&P until 2011, when economic growth accelerated and the threat posed by guerrilla groups and organized crime receded. Moody’s upgraded Colombia from Ba1 to Baa3, the lowest level of investment grade. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

The move put Colombia’s rating on par with Brazil, Peru and Panama. Security concerns, historically a major issue for Colombia, have not disappeared, but have been waning after several major government wins against domestic guerrilla groups. Colombia has cut its intentional homicide rate by almost half since 2002, when former President Alvaro Uribe took office, according to the World Bank, and increased investor confidence by sustaining moderate fiscal deficits, maintaining inflation stable and increasing economic growth according to Moody’s.

We believe two events in 2011 are expected to have had a positive impact on the future performance of the Colombian economy: (1) U.S. Congressional approval of the United States-Colombia Trade Promotion Agreement, which will eliminate certain tariffs and other barriers to trade between the United States and Colombia, and (2) integrated trading by the Peruvian, Chilean and Colombian stock markets, the first such arrangement between exchanges in Latin America. The latter, we believe, will further spur investment in Colombia from the combined pool of savings in Chilean and Peruvian pension funds.

We believe Colombia will be able to respond with both fiscal and monetary countercyclical policies if the international outlook further deteriorates. The most severe risks to the Colombian economy continue to be external; the consequences on the real economy of the sovereign debt crisis in Europe coupled with moderate growth in the United States may affect commodity prices and foreign investment inflows to emerging markets. Domestically, the most significant risk is the failure to execute important public works that are part of the set of infrastructure projects the country desperately needs and for which resources are available. See “Risk Factors—Risks Related to Colombia.”

GDP is expected to grow 4.6% in 2012, as estimated by Global Insight. Economic indicators for the fourth quarter of 2011 showed favorable results, particularly industrial production (“IP”). According to the Central Bank of Colombia, in 2011, IP increased 5.5% year over year, while retail sales increased 10.8% in the same period. In addition, the labor market has continued to improve, taking the national unemployment figure to the single digits. Thus, given these positive results, GDP is expected to have expanded 5.9% in 2011 as a whole, as estimated by the Central Bank of Colombia. For 2012, we believe the dynamics of economic activity should depend critically on the outcome of international events in Europe and the U.S. In particular, the government is expected to be the main driver of growth especially through its participation in civil work construction projects. The retail sector in Colombia is underpenetrated with 52% of the retail sector being informal according to ILACAD.

Unemployment has gradually decreased in the last few years. According to the Central Bank of Colombia, the unemployment rate was 11.3% and 11.1% in 2009 and 2010, respectively, and estimated to have decreased to 9.8% in 2011 and 10.4 as of March 31, 2012. Private consumption has recovered since 2009 as illustrated by the real growth rates of 0.9% and 5.0% in 2009 and 2010, respectively, and estimated growth rate of 6.7% in 2011 according to Global Insight. We believe this increase in real growth rate has been a key driver in retail growth in Colombia

Given the sound fundamentals of the Colombian economy, we expect that, independent of the outcome observed in 2012, growth should resume by 2013.

Regarding external accounts, we expect foreign direct investment is expected to continue growing, even more after the recently approved United States-Colombia Trade Promotion Agreement, and important advances regarding safety that could allow more oil and mining exploration projects. The main risk to the forecasts comes from any external shock that could end up affecting commodity prices and foreign investment inflows.

One factor which differentiates the Colombian recovery from its Latin American peers we believe has been the favorable behavior of inflation, which up until recently was well within the inflation target band of 2-4% set up by the Central Bank of Colombia. More recently, however, headline inflation ended at 3.73% for 2011 and 3.40% for the first quarter of 2012, close to the 4% upper bound, due to transitory increases in prices of food.

On the fiscal front, we expect that 2011 should have finished with better-than expected results, due to the positive evolution of tax revenues, along with lower spending execution by the central government, implying a significant carryover from 2011 to 2012.

The future economic, social and political developments in Colombia, over which we have no control, could impair our business, financial condition or results of operations. See “Risk Factors—Risks Related to Colombia.”

Expansion activities

A significant proportion of our expected revenue growth is based on our expansion activities, including acquisitions and organic growth. We forecast that our revenue for 2012 will be $18 billion, based on expected revenue growth of approximately $3.5 billion, due primarily to our expansion activities. We expect that approximately $1.3 billion of this growth will come from our recent acquisitions of Johnson’s, with sales of $216 million in 2011, and Prezunic, with sales of $1,125 million in 2011 . The remaining amount of revenue growth is expected to come from growth in same store sales and from the opening of new stores. Our organic expansion is described in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures and Permanent Investments.” Historical information regarding our acquisitions and organic growth is presented below.

Impact of acquisitions

In each of 2008, 2010, 2011 and 2012 we made the following significant acquisitions:

Acquisition of Wong Stores in Peru.    In 2008, for U.S.$467 million (approximately Ch$217,295 million), we acquired 100% of the shares of GSW S.A. (“Wong”), which we believe was the largest supermarket operator in Peru as of March 31, 2012 in terms of revenues. We operated 74 Wong and Metro hypermarkets and supermarkets and two shopping centers in Peru as of March 31, 2012. For the three months ended March 31, 2012, our operations in Peru generated revenues from ordinary activities representing 8.0% our consolidated revenues from ordinary activities for such period.

In order to finance our acquisition of GSW S.A., in December 2008 we issued 75 million shares on the Santiago Stock Exchange, raising U.S.$300 million. As part of the transaction, the Wong family subscribed for an additional 49.8 million of our shares for an aggregate subscription price of U.S.$200 million. We consolidated the results of Wong into our results of operation since the date of acquisition.

Acquisition of Super Familia Stores in Brazil.     In 2010, we acquired 100% of the outstanding shares of Super Família Comercial de Alimentos Ltda., operator of the Super Familia supermarket chain in Brazil, for U.S.$33.1 million (approximately Ch$17,396 million). Our acquisition consisted of four Super Familia stores in the city of Fortaleza, with a total sales area of 7,000 square meters, and two distribution centers. We consolidate the results of Super Familia into our results of operation since the date of acquisition and we rebranded the stores under our Gbarbosa brand in 2011.

Acquisition of Perini Stores in Brazil.     In 2010, we acquired 100% of the outstanding shares of Perini Comercial do Alimento Ltda., operator of the four-store chain of Perini supermarkets in the city of Salvador in Brazil, for U.S.$27.7 million (approximately Ch$14,899 million). Perini is a well-known brand in Brazil with 46 years in the market that targets the high-end retail customer segment, which complements our business portfolio in Brazil. In addition to the four Perini stores in the city of Salvador, we also acquired four additional points of sales inside shopping centers, with a total sales area of 4,900 square meters, and two distribution centers. We consolidated the results of Perini into our results of operation since the date of acquisition.

Acquisition of Bretas Stores in Brazil.     On October 29, 2010, pursuant to a stock purchase agreement executed on October 15, 2010, through our subsidiary GBarbosa Comercial Ltda. (“GBarbosa”), we acquired 100% of the outstanding shares of Fag Participaçoes Ltda. and Irmãos Bretas, Filhos e Cia Ltda. (the “Sellers”), which together owned and operated the Brazilian supermarket chain Bretas, which operates 77 supermarkets, two distribution centers and 17 gas stations in Central and northern Brazil as of March 31, 2012. The aggregate purchase price of the acquisition was R$1.17 billion (approximately U.S.$705 million or Ch$336,630 million), payable as follows: R$820 million on October 29, 2010 (the closing date of the transaction) and R$100 million on December 30, 2011. The balance of R$250 million will be paid on December 30, 2014. Pursuant to the stock purchase agreement, the Sellers committed to make their best efforts to maintain, for a period of 20 years from the closing date of the transaction, the leases of premises to be opened during the end of 2010 and beginning of 2011 as well as the leases of properties that were leased by the Sellers at the time of the transaction. Under the terms of the acquisition transaction, Bretas is expected to open 30 new supermarkets by 2013. Cencosud S.A. serves as guarantor of GBarbosa in the acquisition transaction, the acquisition was financed with internal cash resources and bank debt totaling U.S.$290 million.

Through this strategic acquisition we entered the Brazilian states of Minas Gerais and Goias. The acquisition of Bretas doubled our presence in Brazil, and consolidated our position as Brazil’s fourth-largest supermarket operator in terms of revenues, as measured by ABRAS. We consolidated the results of Bretas into our results of operations since the date of acquisition.

Acquisition of Cardoso Stores in Brazil.     In October 2011, we continued expanding into the Brazilian market through the acquisition of Cardoso. Cardoso is a three-store supermarket chain in the state of Bahia, with net sales of approximately R$60 million (U.S.$35.9 million) in 2011. Cencosud negotiated the payment of the purchase price of R$18 million (approximately US$11.3 million or Ch$5,429 million) in three installments, 60% on the closing of the transaction, 20% on the 6-month anniversary of the closing date and the remaining 20% will be paid on the first year anniversary of the closing date. We have converted the acquired stores to the GBarbosa format and are now operating those stores under this brand. We consolidated the results of Cardoso into our results of operation since the date of acquisition.

Acquisition of Johnson’s Stores in Chile.     In December 2011, we entered into an agreement with Johnson’s Inversiones S.A. (“Johnson’s Inversiones”) and Inversiones Bujorico Limitada (“Bujorico” and together with Johnson’s Inversiones, the “Johnson’s Entities”), who together owned Johnson’s S.A. (“Johnson’s”). Pursuant to this agreement we acquired an 85.58% interest in Johnson’s for an aggregate purchase price of Ch$32,606 million.

Johnson’s is a department store with 39 stores throughout Chile under the Johnson’s brand and an additional 13 stores under the FES brand, with a total of 117,569 square meters of selling space. In 2011, Johnson’s registered sales of CLP$118,447 million from its retail operations.

We plan to replace all Johnson’s credit cards with Cencosud credit cards, which will soon be accepted across all our retail formats. With the acquisition of Johnson’s we are now able to target the low- and middle-income market segments in Chile.

Acquisition of Prezunic in Brazil.     On January 2, 2012, pursuant to a stock purchase agreement executed on November 16, 2011, Cencosud Brasil S.A. (“Cencosud Brasil”) acquired from the Dias Da Cunha family 100% of the capital stock of Prezunic Comercial Ltda. (“Prezunic”). We estimate that Prezunic is the third-largest supermarket chain in Rio de Janeiro, with 31 stores and net sales of approximately R$2.2 billion in 2011.

The aggregate purchase price of the operation was R$875 million (or approximately Ch$242,690 million), payable as follows: R$580 million on the closing date of the transaction (January 2, 2012), from which R$190 million were deducted as working capital adjustments. The balance will be paid as follows: R$80 million, R$85 million, R$80 million and R$50 million, on the first, second, third and fourth anniversary of the closing date, respectively. Pursuant to the stock purchase agreement, Cencosud Brasil, considered a national supermarket operator, therefore able to get better terms from suppliers, was also granted a preferential right from third-party landowners to acquire or lease two supermarket properties that were not owned by Prezunic at the time of the transaction, but were instead leased. Under the terms of this agreement, Cencosud S.A. serves as guarantor of Cencosud Brasil.

In order to finance our acquisition of Prezunic, on January 2, 2012 we entered into a Ch$127.73 billion short-term facility with Banco Santander Chile, as lender. See “—Liquidity and Capital Resources—Indebtedness—Recent Acquisitions.”

Impact of organic expansion

During the three month period ended March 31, 2012, we opened four supermarkets in Argentina, two in Chile and six in Brazil. During the same period, we closed one Disco supermarket in Argentina which was reformatted as a Jumbo store in the same period and therefore included as a store opening.

During the year ended December 31, 2011, we opened 14 supermarkets in Argentina, 30 in Chile, 10 in Peru and 22 in Brazil. We opened one Easy home improvement store in Chile. Further, during the year ended December 31, 2011, we opened one new Paris department store in Chile. During the same period, we closed four supermarket stores, three Santa Isabel stores in Chile and one Disco store in Argentina. We also closed one Blaisten home improvement store in Argentina.

During the year ended December 31, 2010, we opened one Jumbo hypermarket in Argentina, four Santa Isabel supermarkets in Chile, four Wong and Metro stores in Peru, four Disco stores in Argentina, two Easy home improvement stores in Chile, two Easy and two Blaisten home improvement stores in Argentina and two Easy home improvement stores in Colombia. Further, during the year ended December 31, 2010, we opened four new Paris department stores in Chile. The addition of this new department store increased our sales space by 7.7% to 234,489, from 217,698 square meters as of December 31, 2010. During the same period, we closed six Santa Isabel stores in Chile, one Disco store in Argentina and one Blaisten store in Argentina.

During the year ended December 31, 2009, we opened one Jumbo hypermarket in Chile, three Santa Isabel supermarkets in Chile, four Wong stores in Peru, two GBarbosa stores in Brazil and one Easy home improvement store in Colombia. During the same period, we closed five Santa Isabel stores in Chile, six Disco stores in Argentina and four Wong and Metro stores in Peru. We also opened one new shopping center during 2009. The addition of this shopping center increased our gross leasable shopping center space to third parties (excluding the space we lease to Jumbo, Disco and Easy) to 516,410 square meters at December 31, 2009 from 508,326 square meters at December 31, 2008.

As a general matter, we believe that a period of several years is frequently required after opening or inauguration for a store or shopping center to mature and achieve its full potential to generate sales. As a result, the increasing maturation of a newly opened store may need to be taken into account when comparing period-to-period store sales.

The following tables present a breakdown of our store and shopping center expansion activities for the periods indicated:

	2009
	Total 2008	Openings	Closings	Acquisitions	Total 2009

Chile
Supermarkets	160	5	3	0	162
Home Improvement	25	0	0	0	25
Department Stores	30	0	0	0	30
Shopping Centers	8	0	0	0	8
Total Chile	223	5	3	0	225
Argentina
Supermarkets	255	2	7	0	250
Home Improvement	46	0	0	0	46
Shopping Centers	12	1	0	0	13
Total Argentina	313	3	7	0	309
Brazil
Supermarkets	50	2	0	0	52
Total Brazil	50	2	0	0	52
Peru
Supermarkets	55	6	3	0	58
Shopping Centers	2	0	0	0	2
Total Peru	57	6	3	0	60
Colombia
Home Improvement	1	1	0	0	2
Total Colombia	1	1	0	0	2
Total	644	17	13	0	648

	2010
	Total 2009	Openings	Closings	Acquisitions	Total 2010

Chile
Supermarkets	162	8	7	0	163
Home Improvement	25	4	0	0	29
Department Stores	30	4	0	0	34
Shopping Centers	8	1	0	0	9
Total Chile	225	16	7	0	235
Argentina
Supermarkets	250	8	2	0	256
Home Improvement	46	3	0	0	49
Shopping Centers	13	1	0	0	14
Total Argentina	309	12	2	0	319
Brazil
Supermarkets	52	5	0	73	130
Total Brazil	52	5	0	73	130
Peru
Supermarkets	58	7	1	0	64
Shopping Centers	2	0	0	0	2
Total Peru	60	7	1	0	66
Colombia
Home Improvement	2	2	0	0	4
Total Colombia	2	2	0	0	4
Total	648	42	10	73	754

	2011
	Total 2010	Openings	Closings	Acquisitions	Total 2011

Chile
Supermarkets	163	26	3	4	190
Home Improvement	29	1	1	0	29
Department Stores	34	1	0	0	35
Shopping Centers	9	0	0	0	9
Total Chile	235	28	4	4	263
Argentina
Supermarkets	256	14	1	0	269
Home Improvement	49	0	1	0	48
Shopping Centers	14	0	0	0	14
Total Argentina	319	14	2	0	331
Brazil
Supermarkets	130	15	0	7	152
Total Brazil	130	15	0	7	152
Peru
Supermarkets	64	11	1	0	74
Shopping Centers	2	0	0	0	2
Total Peru	66	11	1	0	76
Colombia
Home Improvement	4	0	0	0	4
Total Colombia	4	0	0	0	4
Total	754	68	7	11	826

	Three months ended March 31, 2012
	Total 2011	Openings	Closings	Acquisitions	Total March 31, 2012

Chile
Supermarkets	190	1	0	0	191
Home Improvement	29	0	0	0	29
Department Stores	35	0	0	39	74
Shopping Centers	9	0	0	0	9
Total Chile	263	0	0	0	303
Argentina
Supermarkets	269	4	1	0	272
Home Improvement	48	0	0	0	48
Shopping Centers	14	0	0	0	14
Total Argentina	331	4	1	0	334
Brazil
Supermarkets	152	6	0	31	189
Total Brazil	152	6	0	31	189
Peru
Supermarkets	74	0	0	0	74
Shopping Centers	2	0	0	0	2
Total Peru	76	0	0	0	76
Colombia
Home Improvement	4	0	0	0	4
Total Colombia	4	0	0	0	4
Total	826	12	1	70	906

Impact of exchange rate fluctuations

The Chilean peso has been subject to large volatility in the past and could be subject to significant fluctuations in the future. During 2010 and 2011, the value of the Chilean peso relative to the U.S. dollar appreciated approximately 3.14% and depreciated 5.71% in nominal terms, respectively; relative to the Argentine Peso, it appreciated approximately 0.21% and depreciated 13.43% in nominal terms, respectively; relative to the Brazilian Real, it depreciated approximately 0.21% and 6.84% in nominal terms, respectively; relative to the Peruvian Sol, it appreciated approximately 1.35% and 5.67% and relative to the Colombian peso, it appreciated approximately 4.05% and 1.24% in nominal terms, respectively. The observed exchange rate on March 30, 2012 (the latest available date, as March 31, 2012 fell on a non-business day) was Ch$ 487.44 per U.S.$1.00. See “Exchange Rates.”

Our sales in each of our countries of operations are priced in local currencies. To the extent that the Chilean peso depreciates against the U.S. dollar or the currencies of any of our countries of operation, our revenues may be adversely affected when expressed in Chilean pesos. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in Chilean pesos (such as our corporate overhead) and a significant part of our indebtedness is denominated in Chilean pesos. As of March 31, 2012, 9% of our interest-bearing debt was denominated in U.S. dollars, after taking into account cross-currency swaps, and the remainder of our interest-bearing debt was primarily UF- or Chilean peso-denominated.

Impact of the 2010 earthquake and tsunami

On February 27, 2010, an 8.8 magnitude earthquake struck the central and central south regions of Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second-largest city. The regions of Bío Bío and Maule were the most severely affected regions especially in the coastal area, which, shortly after the earthquake, was hit by a tsunami that significantly damaged cities and port facilities. The regions of Valparaíso and the Santiago Metropolitan area were also severely affected. At least 1,500,000 homes were damaged and more than 500 people were killed. According to an initial assessment by the government of Chile, the repair of the resulting damage, excluding damage to port facilities, is likely to take between three and four years and the preliminary assessments of reconstruction costs indicate that they could total approximately U.S.$30 billion.

The February 2010 earthquake and tsunami’s primary impact on us was Ch$32,919 million relating primarily to damage to infrastructure, inventory destruction and business interruptions. Our insurance policies cover losses arising from the earthquake and tsunami, amounting to Ch$21,893 million. The primary financial impact of the earthquake and tsunami on our results of operations was Ch$4,865 million. The difference between the impact and the claim is related to the depreciation of certain assets at the time of the earthquake, resulting in a claim that is higher than the book value of such assets.

Conversely, following the February 2010 earthquake, during the second and third quarter of 2010 we experienced a 29.4% increase in revenues in our home improvement stores segment, as compared to second and third quarter of 2009.

As a result of the February 2010 earthquake and tsunami, legislation has been passed raising the corporate income tax rate in order to pay for reconstruction following the earthquake and tsunami, which may have an adverse effect on our results. The new legislation increased the corporate tax rate from its standard rate of 17.0% to 20.0% for the income accrued in 2011. For the income accrued in 2012, the applicable rate is 18.5%. Although the corporate income tax increase was approved as a transitory amendment and the law contemplates returning to the 17.0% rate in 2013, on May 2, 2012 the Government proposed to retain the corporate tax rate at 20%.

Seasonality

Historically, we have experienced distinct seasonal sales patterns at our supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, we promote the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, we usually experience a decrease in sales during the summer vacation months of January and February. Our sales for the first and fourth quarters of 2011 represented 22.8% and 28.6% respectively, of our total same-store sales for such year.

We do not experience significant seasonality in the home improvement sector. Home improvement store sales for the first six months of 2011 represented 46.7% of our total home improvement sales.

Our department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter, which represented 32.7% of total sales for the year 2011, while the first, second and third quarters, each represented 20.8% 24.0% and 22.6% of total annual sales, respectively.

Our shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for our shopping centers. For example, during the fourth quarter of 2011 our Chile shopping center revenues represented 28.1% of total Chile shopping center revenues for the year. We generally charge our shopping center tenants double rent for the month of December which is payable in February of the following year when they will have realized collections in respect of most holiday season sales.

Supermarket cost of sales

Cost of sales reflects the costs of goods sold. Gross margin, defined as revenues from ordinary activities less cost of sales, is lower in our supermarkets segment due to higher turnover of our supermarket inventory, which includes primarily basic and staple goods. In our other segments, namely department stores and home improvement stores, we do not experience high inventory turnover and therefore have higher gross margins.

Loan provisioning

We seek to use appropriate practices to identify risk in our accounts and determine potential future losses. Our provisions have two components: a “base provision” and an “additional provision” as described below:

Base provision.    The first provision is estimated by segmenting the portfolio in 252 client clusters based on the type of credit card owned, credit limit, history, current delays, renegotiation history and type of primary expenditures under the card (e.g., supermarkets, department stores or home improvement stores). This segmentation allows us to better identify risks by performing differential risk analysis. We use a write-off model that estimates the statistically relevant non-performance rates per client cluster and generates the expected write-off rates per client cluster. Write-off rates are calculated based on 12-month averages to soften seasonality effects. Although write-off rates are updated every six months, if we experience external conditions that may affect our industry, such as significant changes in macroeconomic variables like economic growth, unemployment rates and inflation, among others, then write-off rates are updated quarterly.

Additional provisions.    For rehabilitated or renegotiated portfolios and for new products or markets for which there is no payment history to estimate future write-offs, a write-off rate is estimated at the time of sale based on “customer’s clones” that forecast expected behavior until actual behavior and history can be included in the migration to write-offs model.

Once the customer exceeds 180 days of delay, the total debt as of the date is written-off and recoveries are registered only on the basis of effective payments. The accuracy, coverage and sufficiency of the provisions are monitored periodically through statistical back testing and these results are reviewed by our risk committee. We believe our allowance for loan and credit losses as of the date hereof is adequate to cover all known or knowable losses in our portfolio of accounts.

Critical accounting policies and estimates

A summary of our significant accounting policies is included in Note 2 to our Audited Consolidated Financial Statements included elsewhere in this prospectus. We believe that the consistent application of these policies enables us to provide readers of our consolidated financial statements with more useful and reliable information about our operating results and financial condition.

The following policies are the accounting policies that we believe to be the most important in the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments.

Estimate of impairment of assets with indefinite useful lives

We assess whether goodwill has experienced any impairment on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. The recoverable balances of the cash generating units have been determined from the base of their value in use. We apply the methodology of discounting cash flows at a real discount rate calculated for each country. The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each business segment and for each cash generating unit. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role the brand under review has in the generation of sales. Changes in these assumptions may have a material impact on our financial results. As of December 31, 2011, the recoverable amount of our cash generating units is substantially in excess of their carrying value. As such, there are no cash generating units at risk of impairment.

Useful life of property, plant and equipment

We review the estimated useful lives of our property, plant and equipment at the end of each annual period. For the year ended December 31, 2011, we have established that there are no significant changes in the useful lives estimated during the period.

Impairment of accounts receivable

We assesses the impairment of accounts receivable when there is objective evidence that we will not be able collect all the amounts according to the original terms of the account receivable. For further information on our accounts receivable, please see Note 8 to our Audited Consolidated Financial Statements and Note 6 to our Unaudited Interim Consolidated Financial Statements.

Investment property

For investment property, we use the discounted cash flows methodology using a country-specific weighted average cost of capital after tax, measured in real terms (8.0% in Chile, 14.8% in Argentina and 8.2% in Peru). To this effect, we calculate the revenues from ordinary activities that correspond to the lease income minus direct costs and operating expenses. Additionally, the projected cash flows use recent annual historical information and the projected macroeconomic variables expected to affect each country. The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level. Changes in these assumptions may have a material impact on results.

Impairment of property, plant and equipment

For property, plant and equipment, we applied a methodology of discounting future cash flows using a pre-tax nominal discount rate, differentiated by country (11.1% in Chile; 26.7% in Argentina; 11.7% in Peru; 13.9% in Brazil and 11.8% in Colombia). We performed cash flow projections for each country and business segment. We used the functional currency of each country and the projection considers a five-year outlook plus perpetuity. The projections are based on historical information from recent years and the main macroeconomic variables that affect markets. In addition, the projections consider moderate organic growth and the recurring investments necessary to maintain the cash flow generating capacity of each segment.

Financial assets-options

In order to determine the fair value of call options (a financial asset), we consider the net present value of the discounted cash flows of the underlying asset and an analysis of market comparables, incorporating variables like EBITDA multiples, sales valuations, etc. See Note 16.4 to our Audited Consolidated Financial Statements.

Operating segments

For purposes of our Audited Consolidated Financial Statements and our Unaudited Interim Consolidated Financial Statemens, IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating officer in deciding how to allocate resources and in assessing performance.

For management purposes, we are organized into six operating segments:

•

“supermarkets,” which includes the results of our: Jumbo, Santa Isabel, Disco, Vea, Wong, Metro, GBarbosa, Perini, Super Familia, Bretas and Prezunic supermarkets and hypermarkets in Chile, Argentina, Brazil and Peru, and our Eletro-show stores, GBarbosa pharmacies in Brazil and Bretas gas stations in Brazil;

•	“shopping centers,” which includes the results of our shopping centers in Chile, Argentina and Peru;

•	“home improvement stores,” which includes the results of our Easy and Blaisten home improvement stores in Chile, Argentina and Colombia;

•	“department stores,” which includes the results of our Paris and Johnson’s department stores in Chile;

•

“financial services,” which primarily includes the results of our credit card businesses and consumer loans, as well as our limited insurance brokerage operations in Chile, Argentina, and Peru and in Brazil through our joint venture with Banco Bradesco; and

•	“other,” which includes the results of our entertainment centers, loyalty programs and our corporate back-office operations.

We base operations and resource allocation decisions on these six segments. The operating segments are disclosed in a coherent way consistent with the presentation of internal reports we use in our internal controls and disclosure processes. These operating segments derive their revenues primarily from the sale of products and rendering of services to retail consumers.

Results of operations

General

The following is a brief description of the revenues and expenses that are included in the line items of our consolidated financial statements.

Revenues from ordinary activities.    Our revenues from ordinary activities include (i) sales of products by our retail operations, (ii) rental revenues from our shopping center tenants, and (iii) revenues from our credit card operations which consists of income from interest and other items charged to cardholders, in each case net of value added taxes paid by the consumer. Our revenues from ordinary activities do not include suppliers’ discounts or rebates, which since January 1, 2001, we have accounted for as reductions of our cost of sales. Calculations of revenues from ordinary activities for our shopping centers presented in this prospectus exclude inter-company lease payments by our retail stores to our shopping centers. The term “sales” as used herein, compared to “revenues from ordinary activities,” is limited to product sales (net of value added tax) from our supermarket, home improvement and department stores operations.

Cost of sales.    Our cost of sales includes (i) the cost of products sold, inventory shrinkage (e.g., the loss of products between point of purchase from supplier and point of sale), supplier discounts and rebates in our retail divisions, (ii) depreciation of property in our shopping center operations, or (iii) provisions for bad debt, collection and processing cost in our financial services operations.

Administrative expenses, distribution costs and other expenses.    Administrative expenses, distribution costs and other expenses are composed of salaries, property rentals to third parties, packaging materials, utilities, services, depreciation and amortization (in our supermarket, home improvement and department store operations), advertising, promotions and other expenses.

Three months ended March 31, 2012 compared to three months ended March 31, 2011

The following table presents, for the periods indicated, certain items of our statement of income:

	Three months ended March 31,
	2012	2011	% Change

	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	1,615,903	1,268,227	27.4%
Home improvement stores	259,320	227,174	14.2%
Department stores	184,480	143,612	28.5%
Shopping centers	32,812	29,558	11.0%
Financial services	72,450	65,969	9.8%
Other	3,945	4,094	(3.6%	)
Total revenues from ordinary activities	2,168,909	1,738,634	24.7%

Cost of sales:
Supermarkets	1,219,171	956,831	27.4%
Home improvement stores	177,921	157,150	13.2%
Department stores	137,057	104,047	31.7%
Shopping centers	5,099	4,638	9.9%
Financial services	26,460	14,503	82.4%
Other	399	809	(50.7%	)
Total cost of sales	1,566,107	1,237,977	26.5%

Gross margin:
Supermarkets	396,732	311,397	27.4%
Home improvement stores	81,398	70,024	16.2%
Department stores	47,423	39,565	19.9%
Shopping centers	27,712	24,920	11.2%
Financial services	45,990	51,466	(10.6%	)
Other	3,546	3,286	7.9%
Total gross margin	602,802	500,657	20.4%
Administrative expenses, distribution costs and other expenses	(483,892)	(382,052)	26.7%
Other revenues by function	22,419	14,080	59.2%
Participation in earnings of associates	1,100	1,188	(7.4%	)
Other earnings (losses)	(8,239)	576	(1,530.2%	)
Net financial expenses	46,977	30,266	55.2%
Exchange differences	6,619	(3,680)	(279.9%	)
(Losses) from indexation	(8,647)	(6,258)	38.2%
Income tax charge	(28,311)	(25,386)	11.5%
Profit (loss) attributable to controlling shareholders	54,415	65,803	(17.3%	)

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased 24.7%, or Ch$430,275 million, to Ch$2,168,909 million for the three months ended March 31, 2012 from Ch$1,738,634 million for the same period in 2011, as a result of (i) an increase of Ch$347,676 million resulting from growth in revenues from ordinary activities of 27.4% in our supermarkets segment, (ii) an increase of Ch$32,146 million resulting from growth in revenues from ordinary activities of 14.2% in our home improvement stores segment, (iii) an increase of Ch$40,868 million resulting from growth in revenues from ordinary activities of 28.5% in our department stores segment, (iv) an increase of Ch$3,254 million resulting from growth in revenues from ordinary activities of 11.0% in our shopping centers segment, and (v) an increase of Ch$6,481 million resulting from growth in revenues from ordinary activities of 9.8% in our financial services segment.

Supermarkets

Our consolidated revenues from ordinary activities from our supermarkets increased 27.4%, or Ch$347,676 million, to Ch$1,615,903 million for the three months ended March 31, 2012 from Ch$1,268,227 million for the same period in 2011, primarily due to (i) an increase of Ch$192,403 million resulting from an increase of 53.6% in sales in Brazil driven by the consolidation of Prezunic, which contributed Ch$164,775 million to the increase in revenues, and Cardoso, which contributed to a lesser extent, into our operations, the opening of 20 new stores in Brazil during the prior twelve-month period and an increase of 2.6% in same-store sales in local currency, (ii) an increase of Ch$58,089 million resulting from an increase of 14.1% in sales in Chile driven by the opening of 25 new stores in Chile during the prior twelve-month period and an increase in same-store sales of 6.6%, (iii) an increase of Ch$69,298 million resulting from an increase of 19.4% in sales in Argentina driven by the opening of 16 new stores in the country during the prior twelve-month period, an increase in same-stores sales in local currency of 22.3% explained partially by high inflation and offset in part by devaluation of the Argentinean Peso against the Chilean Peso, and (iv) an increase of Ch$27,886 million resulting from an increase of 19.8% in sales in Peru driven by the openings of 10 new stores in Peru during the prior twelve-month period and an increase in same-stores sales in local currency of 10.4%.

Home improvement stores

Our consolidated revenues from ordinary activities from our home improvement stores increased 14.2%, or Ch$32,146 million, to Ch$259,320 million for the three months ended March 31, 2012 from Ch$227,174 million for the same period in 2011, primarily due to (i) an increase of Ch$26,466 million resulting from an increase in revenues of 21.6% in Argentina driven by an increase in same-store sales in local currency of 30.0% driven by inflation, and offset in part by the devaluation of the Argentinean Peso against the Chilean Peso (ii) an increase of Ch$3,981 million resulting from an increase in revenues of 4.2% in Chile driven by an increase in same-store sales in local currency of 3.1%, and (iii) an increase of Ch$1,698 million resulting from an increase in revenues of 18.6% in Colombia driven by an increase in same stores sales in local currency of 11.2%.

Department stores

Our consolidated revenues from ordinary activities from our department stores in Chile increased 28.5%, or Ch$40,868 million, to Ch$184,480 million for the three months ended March 31, 2012 from Ch$143,612 million for the same period in 2011, primarily due to (i) the consolidation of Johnson’s that contributed additional revenues of Ch$24,929 million during the quarter, (ii) an increase in same store sales of 9.4%, and (iii) one new store opening.

Shopping centers

Our consolidated revenues from ordinary activities from our shopping centers increased 11.0%, or Ch$3,254 million, to Ch$32,812 million for the three months ended March 31, 2012 from

Ch$29,558 million for the same period in 2011, primarily due to (i) an increase of Ch$ 1,832 million resulting from growth in revenues of 12.5% in Chile due to an increase in selling space of 8,710 square meters through organic growth, (ii) additional revenues of Ch$599 million derived from new parking fees in our shopping centers, and (iii) an increase of Ch$1,190 million resulting from growth in revenues of 8.8% in Argentina due to an increase in selling space of 13,394 square meters through organic growth.

Financial services

Our consolidated revenues from ordinary activities from our financial services segment increased 9.8%, or Ch$6,481 million, to Ch$72,450 million for the three months ended March 31, 2012 from Ch$65,969 million for the same period in 2011, primarily due to (i) an increase of Ch$3,874 million due to the consolidation of Johnson’s into our operations (ii) an increase of Ch$3,244 million resulting from an increase in revenues of 45.7% in Argentina driven by a larger loan portfolio, and (iii) an increase of Ch$1,404 million resulting from an increase in revenues of 148.0% in Peru driven by the start-up of our own local credit card. This increase was partially offset by a decrease of 37.4%, or Ch$688 million, to Ch$1,150 million for the three month period ended March 31, 2012 from Ch$1,838 million for the same period in 2011, in respect of our share in the joint venture with Bradesco relating to credit card operations in Brazil due to higher bad loan allowances provisions during 2012 resulting from changes in the applicable provision methodology and worsening payment performance.

Cost of sales

Our consolidated cost of sales increased 26.5%, or Ch$328,130 million, to Ch$1,566,107 million for the three months ended March 31, 2012 from Ch$1,237,977 million for the same period in 2011, primarily due to an increase in sales of 24.7% and higher cost of sales as a percentage of sales primarily due to: (i) the consolidation of Johnson’s in our department stores segment and (ii) slightly higher bad loan allowances provisions in our financial services segment made during 2012 in Chile and lower bad loan provisions made during 2011 due to improving economic conditions in Chile. Cost of sales as a percentage of sales increased 1.0% to 72.2% for the three months ended March 31, 2012 from 71.2% for the same period in 2011.

Supermarkets

Our consolidated cost of sales in our supermarkets segment increased 27.4%, or Ch$262,340 million, to Ch$1,219,171 million for the three months ended March 31, 2012 from Ch$956,831 million for the same period in 2011, primarily due primarily due to (i) an increase in cost of sales in Brazil of Ch$150,296 million resulting from an increase of 53.6% in sales in Brazil and higher cost of sales as a percentage of sales of 0.1%, due to the consolidation of Prezunic into our operations, which contributed Ch$129,913 million to the increase in cost of sales, (ii) an increase of Ch$43,668 million resulting from an increase of 14.1% in sales in Chile partially offset by a decrease of 0.2% in cost of sales as a percentage of sales, (iii) an increase of Ch$45,957 million resulting from an increase of 19.4% in sales in Argentina and lower cost of sales as a percentage of sales of 0.8%, due to inflation, and (iv) an increase of Ch$22,420 million resulting from an increase of 19.8% in sales in Peru and higher cost of sales as a percentage of sales of 0.8%. Total costs of sales as a percentage of sales remained essentially unchanged at 75.4% for the three month period ended March 31, 2011 and 2012.

Home improvement stores

Our consolidated cost of sales in our home improvement stores segment increased 13.2%, or Ch$20,771 million, to Ch$177,921 million for the three months ended March 31, 2012 from Ch$157,150 million for the same period in 2011, primarily due to (i) an increase of Ch$3,169 million resulting from an increase of 4.2% in sales in Chile while cost of sales as a percentage of sales increased by 0.2% as a result of lower vendor rebates and allowances, (ii) an increase of Ch$16,148 million resulting from an increase of 21.6% in sales in Argentina and lower cost of sales as a percentage of sales of 0.8%, due to inflation, and higher vendor allowances, and (iii) an increase of Ch$1,454 million resulting from an increase of 18.6% in sales in Colombia and higher cost of sales as a percentage of sales of 2.2% due to higher sales to wholesalers, which carries higher cost of sales as percentage of sales. Total costs of sales as percentage of sales increased by 1.8% to 74.3% for the three months ended March 31, 2012 from 72.5% for the same period in 2011.

Department stores

Our consolidated cost of sales in our department stores segment in Chile increased 31.7%, or Ch$33,010 million, to Ch$137,057 million for the three months ended March 31, 2012 from Ch$104,047 million for the same period in 2011, primarily due to (i) higher sales of 28.5% as a result of the consolidation of Johnson’s, which contributed Ch$19,706 million to the increase in cost of sales, and (ii) an increase in same stores sales of 9.4% and one new store opening. Total costs of sales as percentage of sales increased by 1.8% primarily due to the consolidation of Johnson’s which has a higher cost of sales as a percentage of sales than in our Paris stores.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers segment increased 9.9%, or Ch$461 million, to Ch$5,099 million for the three months ended March 31, 2012 from Ch$4,638 million for the same period in 2011, primarily due to (i) an increase of Ch$195 million resulting from growth in revenues of 12.5% in Chile due to an increase in selling space through organic growth and increased costs associated with the implementation of automated collection of parking fees in the parking lots of our shopping centers, (ii) an increase of Ch$90 million resulting from the growth in revenues of 8.8% in Argentina due to an increase in selling space and higher inflation, and (iii) an increase of Ch$176 million in Peru resulting from an increase in revenues of 17.0%. Total cost of sales as a percentage of sales decreased by 0.1% from 15.7% to 15.5% primarily due to higher maintenance costs.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division increased 82.4%, or Ch$11,957 million, to Ch$26,460 million for the three months ended March 31, 2012 from Ch$14,503 million for the same period in 2011, primarily due to (i) an increase of Ch$10,033 million in Chile, of which Ch$1,143 million was due to incremental costs from the consolidation of Johnson’s credit cards resulting from higher bad loan allowance provisions made during 2012 in Chile and lower bad loan allowance provisions made during 2011 due to improving economic conditions in Chile following the aftermath of the 2010 earthquake and recovery, (ii) an increase of Ch$647 million resulting from an increase in revenues of 45.7% in Argentina driven by a larger portfolio, partially offset by lower cost of sales as a percentage of sales of 2.8% due to lower cost of funding and lower bad loan allowance provisions and the revaluation of the Chilean peso against the Argentinean peso, and (iii) an increase of Ch$1,276 million resulting from an increase in revenues of 148.0% in Peru driven by the start-up of our local credit card operations.

Gross margin

Our consolidated gross margin increased 20.4%, or Ch$102,145 million, to Ch$602,802 million for the three months ended March 31, 2012 from Ch$500,657 million for the same period in 2011, essentially due to (i) higher sales and stable cost of sales as a percentage of sales in our supermarket stores segment, (ii) higher sales and lower cost of sales as a percentage of sales in our home improvement stores segment, and (iii) higher sales partially offset by higher cost of sales as a percentage of sales in our department stores segment. This was partially offset by higher cost of sales as a percentage of sales in our financial services segment.

Our consolidated gross margin as a percentage of revenues from ordinary activities decreased by 1.0%, to 27.8% for the three months ended March 31, 2012 from 28.8% for the same period in 2011.

Supermarkets

Our consolidated gross margin in our supermarkets segment increased 27.4%, or Ch$85,336 million, to Ch$396,732 million for the three months ended March 31, 2012 from Ch$311,397 million for the same period in 2011, primarily due to an increase in sales in Brazil as a result of the consolidation of Prezunic, (which contributed Ch$34,862 million to the increase in gross margin), and Cardoso into our operations and the opening of 20 new stores.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our supermarket segment remained unchanged at 24.6% for the three months ended March 31, 2012 from 24.6% for the same period in 2011.

Home improvement stores

Our consolidated gross margin in our home improvement stores segment increased 16.2%, or Ch$11,374 million, to Ch$81,398 million for the three months ended March 31, 2012 from Ch$70,024 million for the same period in 2011, primarily due to an increase in sales and lower cost of sales as a percentage of sales in Argentina, as described above.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our home improvement stores segment increased by 0.6%, to 31.4% for the three months ended March 31, 2012 from 30.8% for the same period in 2011.

Department stores

Our consolidated gross margin in our department stores segment in Chile increased 19.9%, or Ch$7,858 million, to Ch$47,423 million for the three months ended March 31, 2012 from Ch$39,565 million for the same period in 2011, primarily due to an increase in sales as a result of the consolidation of the Johnson’s stores, which contributed Ch$5,223 million to the increase in gross margin, an increase in same store sales and the opening of one new store in Chile, as described above.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our department stores segment decreased by 1.8%, to 25.7% for the three months ended March 31, 2012 from 27.5% for the same period in 2011.

Shopping centers

Our consolidated gross margin in our shopping centers segment increased 11.2%, or Ch$2,792 million, to Ch$27,712 million for the three months ended March 31, 2012 from Ch$24,920 million for the same period in 2011, primarily due to an increase in selling space through organic growth.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our shopping centers segment increased by 0.1%, to 84.5% for the three months ended March 31, 2012 from 84.3% for the same period in 2011.

Financial services

Our consolidated gross margin in our financial services segment decreased 10.6%, or Ch$5,476 million, to Ch$45,990 million for the three months ended March 31, 2012 from Ch$51,466 million for the same period in 2011, primarily due to higher bad loan allowance provisions in Chile.

Other revenues by function

Our consolidated other revenues by function increased by Ch$8,399 million, to Ch$22,419 million for the three-month period ended March 31, 2012 from Ch$14,080 million for the same period in 2011, as a result of an increase in the fair value of investment properties in our shopping centers and land located in Chile, Argentina and Peru. The increase in fair value of investment properties was due primarily to: (i) lower discount rates used to determine fair value as a result of a lower benchmark rate, in particular the U.S. 30 year treasury bond, (ii) inflation, as revenues are positively affected by inflation, particularly in Argentina, and (iii) improved performance of our shopping center operations from improved revenues associated with the growth, maturity and lower vacancy rates of our shopping centers’ operations.

Administrative expenses, distribution costs and other expenses

Our administrative expenses, distribution costs and other expenses increased 26.7%, or Ch$101,840 million, to Ch$483,892 million for the three months ended March 31, 2012 from Ch$382,052 million for the same period in 2011, primarily due to (i) higher administrative expenses and distribution costs in our supermarket stores segment of Ch$74,414 million to Ch$323,446 million in the first three months of 2012 from Ch$249,033 million for the same period in 2011 resulting from higher sales and higher severance expenses in Argentina from workforce reductions of Ch$2,679 million, (ii) higher administrative expenses in our department store segment of Ch$13,762 million to Ch$51,181 million in the first three months of 2012 from Ch$37,419 million for the same period in 2011 primarily as a result of the consolidation of Johnson’s stores, and (iii) higher administrative expenses in our home improvement stores segment of Ch$8,395 to Ch$60,675 million in the first three months of 2012 from Ch$52,281 million for the same period in 2011 primarily as a result of higher sales.

As a percentage of revenues from ordinary activities, our consolidated administrative expenses, distribution costs and other expenses increased by 0.3%, to 22.3% for the three months ended March 31, 2012 from 22.0% for the same period in 2011.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial and other activities, as well as the percentage variation from period to period:

	Three months ended March 31, 2012
	2012	2011	% Change

	(unaudited)
	(in millions of Ch$)(1)
Other earnings (losses)	(8,239)	576	(1.530.2%	)
Financial income	2,808	3,689	(23.9%	)
Financial expenses	(49,784)	(33,955)	46.6%
Exchange differences	6,619	(3,680)	(279.9%	)
(Losses) gains from indexation	(8,647)	(6,258)	38.2%
Total gains (losses) from financial and other activities	(57,243)	(39,628)	44.5%

(1)	Except percentages.

Our consolidated losses from financial and other activities decreased by Ch$17,616 million, to a loss of Ch$57,243 million for the three months ended March 31, 2012 from a loss of Ch$39,628 million for the same period in 2011. This increase was primarily due to the following factors:

•

higher financial expenses in the amount of Ch$15,830 million to Ch$49,784 million for the three months ended March 31, 2012 from Ch$33,955 million for the same period in 2011 due to higher debt outstanding;

•

lower financial income of Ch$881 million to Ch$2,808 million for the three months ended March 31, 2012 from Ch$3,689 million for the same period in 2011 due to lower excess cash available for investments;

•

higher losses in the other earnings (losses) account of Ch$8,815 million to a loss of Ch$8,239 million for the three months ended March 31, 2012 from a gain of Ch$576 million for the same period in 2011 primarily due to mark-to-market fair value changes in the UBS Call Option (as defined below, see “Business—Material Agreements); and

•

partially offset by gains of Ch$10,299 million to Ch$6,619 million for the three months ended March 31, 2012 from a loss of Ch$3,680 million for the same period in 2011 from exchange differences primarily due to the depreciation of the Chilean peso against the U.S. dollar at the end of the first three months of 2012.

Income tax charge

For the three months ended March 31, 2012, we had an income tax expense of Ch$28,311 million, compared to an income tax expense of Ch$25,386 million for the same period in 2011. This increase of Ch$2,925 million primarily reflected a higher taxable income as a consequence of (i) the financial impact of Ch$9.713 million from the UBS Call Option (as defined below, see “Business—Material Agreements”) that reduced our net income but did not have an impact on our taxable income and (ii) Ch$5.738 million of taxable expenses associated with the issuance of the US$750 million Reg S/144A Bond in January 2011 that under IFRS were capitalized as cost of issuance affecting the effective interest rate.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased 17.3%, or Ch$16,904 million, to Ch$54,415 million for the three months ended March 31, 2012 from Ch$65,803 million for the same period in 2011. Our net earnings, as a percentage of revenues from ordinary activities, decreased by 1.4%, to 2.5% for the three months ended March 31, 2012 from 3.8% for the same period in 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010

The following table presents, for the periods indicated, certain items of our statement of income:

	Year ended December 31,
	2011	2010	% Change

	(in millions of Ch$)

Revenues from ordinary activities:
Supermarkets	5,556,271	4,452,759	24.8%
Home improvement stores	948,641	819,838	15.7%
Department stores	690,772	622,719	10.9%
Shopping centers	129,727	116,991	10.9%
Financial services	267,874	221,010	21.2%
Other	11,520	3,657	215.0%
Total revenues from ordinary activities	7,604,806	6,236,974	21.9%

Cost of sales:
Supermarkets	(4,177,664)	(3,355,796)	24.5%
Home improvement stores	(647,337	(561,006)	15.4%
Department stores	(499,413)	(446,769)	11.8%
Shopping centers	(19,449)	(17,858)	8.9%
Financial services	(85,632)	(70,458)	21.5%
Other	(5,421)	(5,343)	1.5%
Total cost of sales	(5,434,917)	(4,457,229)	21.9%

Gross margin:
Supermarkets	1,378,607	1,096,963	25.7%
Home improvement stores	301,303	258,832	16.4%
Department stores	191,359	175,950	8.8%
Shopping centers	110,278	99,133	11.2%
Financial services	182,242	150,552	21.0%
Other	6,099	(1,686)	(461.8%	)
Total gross margin	2,169,890	1,779,745	21.9%
Administrative expenses, distribution costs and other expenses	(1,669,374)	(1,371,074)	21.8%
Other revenues by function	85,128	43,871	94.0%
Participation in earnings of associates	5,779	7,514	(23.1%	)
Other earnings	875	10,772	(91.9%	)
Net financial expenses	(133,152)	(69,807)	90.7%
Exchange differences	(9,876)	(2,053)	(381.1%	)
(Losses) from indexation	(31,289)	(15,657)	99.8%
Income tax charge	(119,556)	(76,830)	55.6%
Profit attributable to controlling shareholders	285,915	296,261	(3.5%	)

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased 21.9%, or Ch$1,367,833 million, to Ch$7,604,806 million for the year ended December 31, 2011 from Ch$6,236,974 million for the same period in 2010, as a result of (i) an increase of Ch$1,103,512 million resulting from growth in revenues from ordinary activities of 24.8 % in our supermarkets segment, (ii) an increase of

Ch$128,803 million resulting from growth in revenues from ordinary activities of 15.7% in our home improvement stores segment, (iii) an increase of Ch$68,054 million resulting from growth in revenues from ordinary activities of 10.9% in our department stores segment, (iv) an increase of Ch$12,737 million resulting from growth in revenues from ordinary activities of 10.9% in our shopping centers segment, and (v) an increase of Ch$46,864 million resulting from growth in revenues from ordinary activities of 21.2% in our financial services segment.

Supermarkets

Our consolidated revenues from ordinary activities from our supermarkets increased 24.8% or Ch$1,103,512 million, to Ch$5,566,271 million for the year ended December 31, 2011 from Ch$4,452,759 million for the same period in 2010, primarily due to (i) an increase of Ch$709,163 million resulting from an increase of 84.1% in sales in Brazil driven by the consolidation of Bretas into our operations, which contributed Ch$623,745 million to the increase in revenues, the opening of 22 new stores in Brazil and an increase of 1.3% in same-store sales in local currency, (ii) an increase of Ch$ 146,035 million resulting from an increase of 8.7% in sales in Chile driven by the opening of 30 new stores in Chile and an increase in same-store sales of 4.8%, (iii) an increase of Ch$ 183,427 million resulting from an increase of 13.4% in sales in Argentina driven by the opening of 14 new stores in Argentina, an increase in same-stores sales in local currency of 22.5%, explained partially by high inflation and offset in part by devaluation of the Argentinean Peso against the Chilean Peso and the closure of one store, and (iv) an increase of Ch$ 64,888 million resulting from an increase of 11.6% in sales in Peru driven by the openings of 10 new stores in Peru and an increase in same-stores sales in local currency of 6.5%.

Home improvement stores

Our consolidated revenues from ordinary activities from our home improvement stores increased 15.7% or Ch$128,803 million, to Ch$948,641 million for the year ended December 31, 2011 from Ch$819,838 million for the same period in 2010, primarily due to (i) an increase of Ch$ 90,757 million resulting from an increase in revenues of 20.1% in Argentina driven by an increase in same-store sales in local currency of 31.1% driven by inflation, partially offset by the closure of one store and by the devaluation of the Chilean Peso against the Argentinian Peso, (ii) an increase of Ch$ 31,755 million resulting from an increase in revenues of 9.5% in Chile driven by an increase in same-store sales in local currency of 4.9% and an increase in sales from stores operating for less than one year and opened in 2010, and (iii) an increase of Ch$ 6,291 million resulting from an increase in revenues of 19.0% in Colombia driven by an increase in same stores sales in local currency of 11.8%, partially offset by devaluation of the Chilean Peso against the Colombian Peso.

Department stores

Our consolidated revenues from ordinary activities from our department stores in Chile increased 10.9%, or Ch$68,054 million, to Ch$690,772 million for the year ended December 31, 2011 from Ch$622,719 million for the same period in 2010, primarily due to an increase in same stores sales of 5.4% and one new store opening.

Shopping centers

Our consolidated revenues from ordinary activities from our shopping centers increased 10.9%, or Ch$12,736 million, to Ch$129,727 million for the year ended December 31, 2011 from

Ch$116,991 million for the same period in 2010, primarily due to: (i) an increase of Ch$ 9,649 million resulting from growth in revenues of 17.6% in Chile due to an increase in selling space of 3.2%, and (ii) an increase of Ch$ 6,325 million resulting from growth in revenues of 11.9% in Argentina due to an increase in selling space of 6.3%. This increase was partially offset by a decrease of Ch$ 3,237 million resulting from a decrease in revenues of 36.8% in Peru driven by the devaluation of the Peruvian currency.

Financial services

Our consolidated revenues from ordinary activities from our financial services segment increased 21.2%, or Ch$46,864 million, to Ch$267,874 million for the year ended December 31, 2011 from Ch$221,010 million for the same period in 2010, as a result of (i) an increase of Ch$ 22,833 million resulting from an increase in revenues of 11.4% in Chile driven by a larger loan portfolio as a result of improving economic conditions, (ii) an increase of Ch$ 19,262 million resulting from an increase in revenues of 152.2% in Argentina driven by a larger loan portfolio that almost doubled due to higher card usage, and (iii) an increase of Ch$ 5,888 million resulting from an increase in revenues of 206.4% in Peru driven by the start-up of our own local credit card. This increase was partially offset by the revaluation of the Chilean peso against the Argentinean peso and Peruvian Soles.

Cost of sales

Our consolidated cost of sales increased 21.9%, or Ch$977,688 million, to Ch$5,434,917 million for the year ended December 31, 2011 from Ch$4,457,229 million for the same period in 2011, primarily due to an increase in sales of 21.9%. Cost of sales as a percentage of sales remained unchanged at 71.5% for both years ended December 31, 2011 and 2010.

Supermarkets

Our consolidated cost of sales in our supermarkets increased 24.5%, or Ch$821,869 million, to Ch$4,177,664 million for the year ended December 31, 2011 from Ch$3,355,796 million for the same period in 2010. Costs as percentage of sales decreased by 0.2%, primarily due to (i) an increase of cost of sales in Brazil of Ch$542,578 million resulting from an increase of 84.1% in sales in Brazil and lower cost of sales over sales of 0.9%, due to the consolidation of Bretas into our operations (which contributed Ch$491,080 to the increase in costs of sales), which allowed us to negotiate better terms with our suppliers in Brazil, (ii) an increase of Ch$112,060 million resulting from an increase of 8.7% in sales in Chile while cost of sales over sales remained relatively unchanged, (iii) an increase of Ch$117,033 million resulting from an increase of 13.4% in sales in Argentina and lower cost of sales over sales of 1.0%, due to inflation and better terms resulting from negotiations with our suppliers, and (iv) an increase of Ch$50,198 million resulting from an increase of 11.6% in sales in Peru and higher cost of sales over sales of 0.2%.

Home improvement stores

Our consolidated cost of sales in home improvement stores increased 15.4%, or Ch$86,332 million, to Ch$647,337 million for the year ended December 31, 2011 from Ch$561,006 million for the same period in 2010, primarily due to (i) an increase of cost of sales in Chile of Ch$25,290 million resulting from an increase of 9.5% in sales and higher cost of sales over sales of 0.7% due to the extraordinary events of 2010, namely the February 2010 earthquake and tsunami in Chile which increases sales and allowed us to negotiate better terms with our suppliers and (ii) an increase of cost of sales in Argentina of Ch$55,584 million resulting from an increase of 20.1% in sales and lower cost of sales over sales of 0.8% due to better terms resulting from negotiations with our suppliers. Costs as percentage of sales decreased by 0.2% primarily because our Argentine operations, which have lower cost of sales as percentage of sales as compared to Chile, represented a higher percentage of our home improvement sales than in the prior period, increasing from 55.0% of total home improvement stores segment revenues in 2010 to 57.1% of the total revenues of the home improvement stores segment in 2011.

Department stores

Our consolidated cost of sales in our department stores in Chile increased 11. 8%, or Ch$52,644 million, to Ch$499,413 million for the year ended December 31, 2011 from Ch$446,769 million for the same period in 2010, primarily due to higher sales of 10.9% as a result of an increase in same stores sales of 5.4% and one new store openings. Costs as percentage of sales increased by 0.6% primarily due to promotions and discounts offered in 2011 with respect to locally sourced and imported goods to compensate in part for the increase in sales in 2010, which was driven by the extraordinary events of 2010, namely the February 2010 earthquake and tsunami in Chile and the Soccer World Cup.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers increased 8.9%, or Ch$1,591 million, to Ch$19,449 million for the year ended December 31, 2011 from Ch$17,858 million for the same period in 2010, primarily due to an increase in cost of sales of Ch$2,750 million in Argentina due to an increase in cost of sales of 25.4% as a result of inflation, partially offset by a decrease of Ch$1.343 million in Peru due to a 63.4% decrease in cost of sales resulting from the reclassification of certain assets between our shopping center and supermarket operations.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division increased 21.5%, or Ch$15,174 million, to Ch$85,632 million for the year ended December 31, 2011 from Ch$70,458 million for the same period in 2010, primarily due to (i) an increase of cost of sales in Chile of Ch$7,247 million resulting from an increase of 11.4% in sales due to larger loan portfolios driven by improving economic conditions and higher sales, (ii) an increase of cost of sales in Argentina of Ch$3,594 million resulting from an increase of 152.2% in sales and lower cost of sales over sales of 16.2% due to larger loan portfolios driven by higher sales, and (iii) an increase of cost of sales in Peru of Ch$4,332 million resulting from an increase of 206.4% in sales and higher cost of sales over sales of 41.3% due to the start-up of our own local credit card.

Gross margin

Our consolidated gross margin increased 21.9%, or Ch$390,145 million, to Ch$2,169,890 million for the year ended December 31, 2011 from Ch$1,779,745 million for the same period in 2010, primarily due to (i) an increase of gross margin in Chile of Ch$83,749 million resulting from an increase of 9.7% in sales while gross margin over sales remained relatively unchanged, (ii) an increase of gross margin in Argentina of Ch$125,341 million resulting from an increase of 16.1%

in sales and higher gross margin over sales of 1.4%, (iii) an increase of gross margin in Brazil of Ch$165,466 million resulting from an increase of 83.4% in sales and higher gross margin over sales of 0.6%, and (iv) an increase of gross margin in Peru of Ch$14,755 million resulting from an increase of 11.9% in sales and lower gross margin over sales of 0.4%.

Our consolidated gross margin as a percentage of revenues from ordinary activities remained unchanged at 28.5% for the year ended December 31, 2011 from 28.5% for the same period in 2010.

Supermarkets

Our consolidated gross margin in our supermarkets increased 25.7%, or Ch$281.644 million, to Ch$1,378,607 million for the year ended December 31, 2011 from Ch$1,096,963 million for the same period in 2010, primarily due to (i) an increase of gross margin in Chile of Ch$33,975 million resulting from an increase of 8.7% while gross margin over sales remained relatively unchanged, (ii) an increase of gross margin in Argentina of Ch$66,394 million resulting from an increase of 13.4% in sales and higher gross margin over sales of 1.0%, (iii) an increase of gross margin in Brazil of Ch$166,585 million resulting from an increase of 84.1% in sales, primarily from the consolidation of Bretas into our operations, which contributed Ch$132,665 to the increase in gross margin, and higher gross margin over sales of 0.9%, and (iv) an increase of gross margin in Peru of Ch$14,690 million resulting from an increase of 11.6% in sales and lower gross margin over sales of 0.2%. As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities increased by 0.2% to 24.8% for the year ended December 31, 2011 from 24.6% for the same period in 2010.

Home improvement stores

Our consolidated gross margin in our home improvement stores increased 16.4%, or Ch$42,471 million, to Ch$301,303 million for the year ended December 31, 2011 from Ch$258,832 million for the same period in 2010, primarily due to (i) an increase of gross margin in Chile of Ch$6,465 million resulting from an increase of 9.5% in sales and lower gross margin over sales of 0.7%, and (ii) an increase of gross margin in Argentina of Ch$35,173 million resulting from an increase of 20.1% in sales and higher gross margin over sales of 0.8%.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our home improvement stores increased by 0.2% to 31.8% during the year ended December 31, 2011 from 31.6% for the same period in 2010.

Department stores

Our consolidated gross margin in our department stores in Chile increased 8.8%, or Ch$15,409 million, to Ch$191,359 million for the year ended December 31, 2011 from Ch$175,950 million for the same period in 2010, primarily due to higher sales primarily due to an increase in same stores sales of 5.4% and one new store openings

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our department stores decreased by 0.6% to 27.7% for the year ended December 31, 2011 from 28.3% for the same period in 2010.

Shopping centers

Our consolidated gross margin in our shopping centers increased 11.2%, or Ch$11,145 million, to Ch$110,278 million for the year ended December 31, 2011 from Ch$99,133 million for the same period in 2010, primarily due to (i) an increase of gross margin in Chile of Ch$9,465 million resulting from an increase of 17.6% in sales and higher gross margin over sales of 1.1%, (ii) an increase of gross margin in Argentina of Ch$3,574 million resulting from an increase of 11.9% in sales and lower gross margin over sales of 2.5%, and (iii) a decrease of gross margin in Peru of Ch$1,894 million resulting from a decrease of 36.8% in sales and due to higher gross margin over sales of 10.1%.

As a result of the foregoing factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our shopping centers increased to 85.0% for the year ended December 31, 2011 from 84.7% for the same period in 2010.

Financial services

Our consolidated gross margin in our financial services segment increased 21.0%, or Ch$31,690 million, to Ch$182,242 million for the year ended December 31, 2011 from Ch$150,552 million for the same period in 2010, as a result of to (i) an increase of gross margin in Chile of Ch$15,586 million resulting from an increase of 11.4% in sales, (ii) an increase of gross margin in Argentina of Ch$15,667 million resulting from an increase of 152.2% in sales and higher gross margin over sales of 16.2%, (iii) an increase of gross margin in Peru of Ch$1,556 million resulting from an increase of 206.4% in sales and lower gross margin over sales of 41.3%.

Other revenues by function

Our consolidated other revenues by function increased by Ch$41,257 million, to Ch$85,128 million for the year ended December 31, 2011 from Ch$43,871 million for the same period in 2010, as a result of an increase in the fair value of investment properties in our shopping centers and land located in Chile, Argentina and Peru. The increase in fair value of investment properties Is due primarily to two factors: (i) inflation, as revenues are positively affected by inflation, (ii) higher fair values from the new shopping center Trellew in Argentina that opened with higher occupancy rates and had higher revenues than originally forecasted, (iii) higher gross leasable area (GLA) in the Palermo Shopping in Argentina, and (iv) improved revenues associated with the growth, maturity and lower vacancy rates of our shopping centers’ operations in general.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased 21.8%, or Ch$298,300 million, to Ch$1,669,374 million for the year ended December 31, 2011 from Ch$1,371,074 million for the same period in 2010, in line with higher revenues from ordinary activities of 21.9%.

As a percentage of revenues from ordinary activities, our consolidated administrative expenses, distribution costs and other expenses remained virtually unchanged at 22.0% for both years ended December 31, 2011 and 2010.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2011		2010		% Change

	(in millions of Ch$)
Other earnings (losses)	Ch$	875	Ch$	10,772	(91.9%	)
Financial income		10,984		16,922	(35.1%	)
Financial expenses		(144,136)		(86,730)	66.2%
Exchange differences		(9,876)		(2,053)	(381.1%	)
(Losses) from indexation		(31,289)		(15,657)	99.8%
Total gains (losses) from financial and other activities	Ch$	(173,441)	Ch$	(76,745)	126.0%

Our consolidated losses from financial and other activities increased by Ch$96,696 million, to a loss of Ch$173,441 million for the year ended December 31, 2011 from a loss of Ch$76,745 million for the same period in 2010. This increase was primarily due to the following factors:

•

A decrease in exchange differences of Ch$7,823 million, resulting in a loss of Ch$9,876 million for the year ended December 31, 2011 from a loss of Ch$2,053 million for the same period in 2010, as a result of the devaluation of local currencies against U.S. dollar;

•

An increase in financial expenses of Ch$57,406 million, resulting in a loss of Ch$144,136 million for the year ended December 31, 2011 compared to Ch$86,730 million for the same period in 2010, as a result of less cash on hand, higher financial debt used to fund the growth of the company and higher variable interest rates, partially offset by the gains from hedging positions associated with the 144A/Reg-S Bond (as defined below); and

•

A decrease in other earnings of Ch$9,897 million to Ch$875 million for the year ended December 31, 2011, compared to Ch$10,772 million for the same period in 2010. This result was primarily due to losses in the amount of Ch$18,768 million associated with the variation in the fair value of the UBS Call Option, partially offset by a gain from negative goodwill in the amount of Ch$13,534 associated with the purchase of Johnson’s in 2011.

Income tax charge

For the year ended December 31, 2011, we had an income tax expense of Ch$119,556 million, compared to an income tax expense of Ch$76,830 million for the same period in 2010. This increase of Ch$42,726 million primarily reflected (i) higher taxable income of Ch$417,982 million for the year ended December 31, 2011, compared to Ch$383,311 million for the same period in 2010, (ii) a higher income tax rate in Chile of 20% in 2011 (up from 17% in 2010), which was increased to fund reconstruction initiatives related to the 2010 earthquake and tsunami, (iii) higher deferred tax expenses of Ch$9,468 million due to taxes arising from the changes in tax rates; and (iv) the increase in our taxable income due to the growth of our operations in Brazil, which has a higher tax rate than Chile.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased 3.5%, or Ch$10,346 million, to Ch$285,915 million for the year ended December 31, 2011 from Ch$296,261 million for the same period in 2010. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 3.8% for the year ended December 31, 2011 from 4.8% for the same period in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

The following table presents, for the periods indicated, certain items of our statement of income:

	Year ended December 31,
	2010	2009	% Change

	(in millions of Ch$)

Revenues from ordinary activities:
Supermarkets	4,452,759	4,006,366	11.1%
Home improvement stores	819,838	671,517	22.1%
Department stores	622,719	516,537	20.6%
Shopping centers	116,991	108,168	8.2%
Financial services	221,010	261,257	(15.4%	)
Others	3,657	1,401	161.1%
Total revenues from ordinary activities	6,236,974	5,565,246	12.1%

Cost of sales:
Supermarkets	(3,355,796)	(3,054,483)	9.9%
Home improvement stores	(561,006)	(470,167)	19.3%
Department stores	(446,769)	(380,569)	17.4%
Shopping centers	(17,858)	(22,409)	(20.3%	)
Financial services	(70,458)	(128,910)	(45.3%	)
Others	(5,343)	(3,611)	47.9%
Total cost of sales	(4,457,229)	(4,060,148)	9.8%

Gross margin:
Supermarkets	1,096,963	951,883	15.2%
Home improvement stores	258,832	201,351	28.5%
Department stores	175,950	135,968	29.4%
Shopping centers	99,133	85,759	15.6%
Financial services	150,552	132,348	13.8%
Others	(1,686)	(2,211)	(23.8%	)
Total gross margin	1,779,745	1,505,098	18.2%
Administrative expenses, distribution costs and other expenses	(1,371,074)	(1,204,735)	13.8%
Other revenues by function	43,871	7,571	479.4%
Participation in earnings of associates	7,514	4,574	64.3%
Other earnings	10,772	69,997	(84.6%	)
Net financial expenses	(69,807)	(89,592)	(22.1%	)
Exchange differences	(2,053)	(4,424)	(53.6%	)
(Losses) gains from indexation	(15,657)	12,957	(220.8%	)
Income tax charge	(76,830)	(53,900)	42.5%
Profit attributable to controlling shareholders	296,261	243,597	21.6%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased 12.1%, or Ch$671,728 million, to Ch$6,236,974 million for the year ended December 31, 2010 from Ch$5,565,246 million for the year ended December 31, 2009, as a result of an increase of Ch$446,393 million resulting from growth in revenues from ordinary activities of 11.1% in our supermarkets segment, an increase of Ch$148,321 resulting from growth in revenues from ordinary activities of 22.1% in our home improvement stores segment, an increase of Ch$106,182 million resulting from growth in revenues from ordinary activities of 20.6% in our department stores segment and an increase of Ch$8,823 million resulting from growth in revenues from ordinary activities of 8.2% in our shopping centers segment. Supermarkets accounted for 66.5% of the total increase in revenues from ordinary activities from 2009. This increase was partially offset by a decrease of Ch$40,247 million resulting from a 15.4% decrease in revenues from ordinary activities from our financial services segment.

Supermarkets

Our consolidated revenues from ordinary activities from our supermarkets increased 11.1%, or Ch$446,393 million, to Ch$4,452,759 million for the year ended December 31, 2010 from Ch$ 4,006,366 million for the year ended December 31, 2009, primarily due to (i) an increase of Ch$ 276,645 million resulting from an increase of 48.9% in Brazil’s revenues mainly driven by the consolidation of Bretas into our operations for the months of November and December (43.0% of the total rise of Brazilian sales is attributable to the Bretas acquisition) and to a lesser degree by the consolidation of the smaller scale operations at Perini and Super Familia into our operations, (ii) an increase of Ch$ 90,158 million resulting from an increase of 7.0% in Argentina’s revenues from ordinary activities as a result of an increase in nominal same-store sales in local currency of 25.2% driven by inflation, and (iii) an increase of Ch$ 70,892 million resulting from an increase of 4.4% in revenues from ordinary activities from Chile due to an increase in nominal same-store sales of 5.9%.

Home improvement stores

Our consolidated revenues from ordinary activities from our home improvement stores segment increased 22.1%, or Ch$148,321 million, to Ch$819,838 million for the year ended December 31, 2010 from Ch$671,517 million for the year ended December 31, 2009, primarily due to (i) an increase of Ch$ 71,962 million resulting from an increase of 27.3% in net revenue in Chile due to an increase in nominal same-store sales of 23.7%, driven by the increased demand of construction materials after the 2010 earthquake and tsunami in Chile and increased of selling space with four new stores , (ii) an increase of Ch$ 52,795 million resulting from an increase of 13.3% in net revenue in Argentina as a result of an increase in nominal same-store sales in local currency of 27.8%, driven by inflation and the opening of three new stores, and (iii) an increase of $23,564 million in revenues from ordinary activities from Colombia, which almost tripled, rising from Ch$9,525 million for the year ended December 31, 2009 to Ch$33,089 million for the year ended December 31, 2010, mainly as a result of increased selling space due to our opening two new stores.

Department stores

Our consolidated revenues from ordinary activities from our Paris department stores in Chile increased 20.6%, or Ch$106,182 million, to Ch$622,719 million for the year ended December 31, 2010 from Ch$516,537 million for the year ended December 31, 2009, primarily due to an increase in nominal same-store sales of 19.7% as a result of increased demand associated with the Soccer World Cup and the February 2010 earthquake and tsunami, and the opening of four new department store in Chile, which increased our selling space by 8.5%.

Shopping centers

Our consolidated revenues from ordinary activities from our shopping centers increased 8.2%, or Ch$8,823 million, to Ch$116,991 million for the year ended December 31, 2010 from Ch$108,168 million for the year ended December 31, 2009, primarily due to (i) an increase of Ch$ 6,756 million resulting from an increase of 14.5% in net revenue from Argentina driven by higher revenues in local currency due to inflation and the opening of a new shopping center, and (ii) an increase of Ch$ 3,261 million resulting from an increase of 6.3% in net revenue from Chile attributable to the opening of a new shopping center and higher shopping center activities as a result of the recovery from the financial crisis and to the higher sales activities driven by the Soccer World Cup and the 2010 earthquake and tsunami. This increase was partially offset by a decrease of Ch$1,194 million resulting from a decrease in revenues of 11.9% in Peru driven by a reclassification of certain assets in our shopping center operations.

Financial services

Our consolidated revenues from ordinary activities from our financial services segment decreased 15.4%, or Ch$40,247 million, to Ch$221,010 million for the year ended December 31, 2010 from Ch$261,257 million for the year ended December 31, 2009, primarily due to a decrease of Ch$40,504 million as a result of lower yields from lower interest rates charged in the Chilean market.

Cost of sales

Our consolidated cost of sales increased 9.8%, or Ch$397,080 million, to Ch$4,457,229 million for the year ended December 31, 2010 from Ch$4,060,148 million for the year ended December 31, 2009, primarily due to higher sales volumes in our supermarket, home improvement and department stores segments.

Cost of sales as a percentage of sales decreased primarily as a result of (i) a decrease in the proportion of total sales represented by our supermarkets segment (from 72.0% of total revenues in 2009 to 71.4% in 2010), which generally has higher cost of sales as a percentage of sales than other segments, (ii) a decrease in our cost of sales as a percentage of sales for our supermarket, home improvement and department stores segments, and (iii) a 17.5% decrease in cost of sales as a percentage of sales in the financial services segment due to the reversal of loan loss provisions as a result of a 330 basis point decrease (from 10.9% to 7.6%) in the risk ratio of our loan portfolio in Chile attributable to improved economic conditions.

Supermarkets

Our consolidated cost of sales in our supermarkets segment increased 9.9%, or Ch$301,312 million, to Ch$3,355,796 million for the year ended December 31, 2010 from Ch$3,054,483 million for the year ended December 31, 2009, as a result of an increase of 11.1% in sales for the period primarily due to (i) an increase of cost of sales in Brazil of Ch$219,203 million resulting from an increase of 48.9% in sales and higher cost of sales over sales of 0.4%, (ii) an increase of Ch$ 46,684 million resulting from an increase of 4.4% in sales in Chile and lower cost of sales over sales of 0.5%, (iii) an increase of Ch$33,030 million resulting from an increase of 7.0% in sales in Argentina and lower cost of sales over sales of 2.5%, and (iv) an increase of Ch$2,397 million resulting from an increase of 1.6% in sales in Peru and lower cost of sales over sales of 0.8%.

Cost of sales as a percentage of sales decreased to 75.4% in 2010 from 76.2% in 2009, due to lower cost of sales in Argentina (from 74.8% to 72.3%) and in Chile (from 76.7% to 76.2%) as a consequence of higher inflation, which results in lower cost of goods sold relative to sales prices.

Home improvement stores

Our consolidated cost of sales in our home improvement stores segment increased 19.3%, or Ch$90,839 million, to Ch$561,006 million for the year ended December 31, 2010 from Ch$470,167 million for the year ended December 31, 2009, primarily due to (i) an increase of cost of sales in Chile of Ch$48,940 million resulting from an increase of 27.3% in sales and lower cost of sales over sales of 1.0%, (ii) an increase of Ch$25,613 million in Argentina resulting from an increase of 13.3% in sales and lower cost of sales over sales of 2.3%, and (iii) an increase of Ch$16,286 million in Colombia resulting from an increase of 247.4% in sales and lower cost of sales over sales of 3.4%.

Cost of sales as a percentage of sales decreased to 68.4% in 2010 from 70.0% in 2009, due to lower cost of sales across all of our primarily driven by inflation in Argentina and improvements in economy of scale in Colombia. Cost of sales as a percentage of sales decreased to 71.7% in 2010 from 72.7% in 2009 in Chile and decreased by 2.3% in Argentina and by 3.4% in Colombia.

Department stores

Our consolidated cost of sales in our department stores in Chile stores increased 17.4%, or Ch$66,200 million, to Ch$446,769 million for the year ended December 31, 2010 from Ch$380,569 million for the year ended December 31, 2009, primarily due to a 20.6% increase in sales during the period. Cost of sales as percentage of sales decreased to 71.7% in 2010 from 73.7% 2009 primarily due to changes in merchandise mix both on locally sourced goods and imported goods, and the combined effects of the Soccer World Cup tournament and increased sales following the Chilean earthquake in February 2010.

Shopping centers

Our consolidated cost of sales in our shopping centers decreased 20.3%, or Ch$ 4,551 million, to Ch$ 17,858 million for the year ended December 31, 2010 from Ch$ 22,409 million for the year ended December 31, 2009, primarily due to (i) a decrease of cost of sales in Chile of Ch$ 2,535 million resulting from an increase of 6.3% in sales and lower cost of sales over sales of 5.5%, (ii) an increase of Ch$ 134 million in Argentina resulting from an increase of 14.5% in sales and lower cost of sales of 2.7%, and (iii) a decrease of Ch$2,150 million in Peru resulting from a decrease of 11.9% in sales and lower cost of sales over sales of 18.6%.

Cost of sales as percentage of sales decreased to 5.5% in 2010 from 20.7% in 2009 primarily due to a decrease in our shopping centers’ depreciation expense during this period as a result of the reclassification of certain assets in our shopping center operations.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services segment decreased 45.3%, or Ch$58,452 million, to Ch$70,458 million for the year ended December 31, 2010 from Ch$128,910 million for the year ended December 31, 2009 primarily due (i) a decrease of cost of sales in Chile of Ch$ 59,292 million resulting from a decrease of 16.9% in sales and to the reversal of loan loss provisions as a result of a 330 basis point decrease in the risk ratio of our loan portfolio in Chile attributable to better macroeconomic conditions in certain of the countries in which we provide financial services, such as a 288 basis point decrease in the unemployment rate and a 6.1% increase in GDP in Chile, according to the Central Bank of Chile.

Gross margin

Our consolidated gross margin increased 18.2%, or Ch$274,647 million, to Ch$1,779,745 million for the year ended December 31, 2010 from Ch$1,505,098 million for the year ended December 31, 2009, primarily due to (i) an increase of gross margin in Chile of Ch$111,036 million resulting from an increase of 7.9% in sales and higher gross margin over sales of 1.8%, (ii) an increase of gross margin in Argentina of Ch$90,494 million resulting from an increase of 8.6% in sales and higher gross margin over sales of 2.5%, (iii) an increase of gross margin in Brazil of Ch$58,910 million resulting from an increase of 48.7% in sales and due to lower gross margin over sales of 0.4%, (iv) an increase of gross margin in Peru of Ch$6,929 million resulting from an increase of 1.5% in sales and due to higher gross margin over sales of 0.9%, and (v) an increase of gross margin in Colombia of Ch$7,278 million resulting from an increase of 247.4% in sales and due to higher gross margin over sales of 3.4%.

Our consolidated gross margin as a percentage of revenues from ordinary activities increased 1.5% for the year ended December 31, 2010 from 27.0% for the year ended December 31, 2009 as a consequence of (i) a decrease in the portion of total sales represented by our supermarkets segment, which generally has higher cost of sales as a percentage of sales than other segments, as described above in “—Supermarket Cost of Sales,” (ii) a decrease in our cost of sales as a percentage of sales for our supermarket, home improvement and department stores segments, and (iii) a decrease in cost of sales as a percentage of sales in the financial services segment due to the reversal of loan loss provisions as a result of the 330 basis point decrease in the risk ratio of our loan portfolio in Chile attributable to improvements in economic conditions.

Supermarkets

Our consolidated gross margin in our supermarkets segment increased 15.2%, or Ch$145,080 million, to Ch$1,096,963 million for the year ended December 31, 2010 from Ch$951,883 million for the year ended December 31, 2009, primarily due to (i) an increase of gross margin in Chile of Ch$24,208 million resulting from an increase of 4.4% in sales and higher gross margin over sales of 0.5%, (ii) an increase of gross margin in Argentina of Ch$57,128 million resulting from an increase of 7.0% in sales and higher gross margin over sales of 2.5%, (iii) an increase of gross margin in Brazil of Ch$57,442 million resulting from an increase of 48.9% in sales and lower gross margin over sales of 0.4%, and (iv) an increase of gross margin in Peru of Ch$6,302 million resulting from an increase of 1.6% in sales and higher gross margin over sales of 0.8%.

Home improvement stores

Our consolidated gross margin in our home improvement stores segment increased 28.5%, or Ch$57,481 million, to Ch$258,832 million for the year ended December 31, 2010 from Ch$201,351 million for the year ended December 31, 2009, primarily due to (i) an increase of gross margin in Chile of Ch$23,022 million resulting from an increase of 27.3% in sales and higher gross margin over sales of 1.0%, (ii) an increase of gross margin in Argentina of Ch$27,181 million resulting from an increase of 13.3% in sales and higher gross margin over sales of 2.3%, and (iii) an increase of gross margin in Colombia of Ch$7,278 million resulting from an increase of 247.4% in sales higher gross margin over sales of 3.4%.

Our consolidated gross margin as a percentage of revenues from ordinary activities in our home improvement stores increased 1.6% for the year ended December 31, 2010 from 30.0% for the year ended December 31, 2009.

Department stores

Our consolidated gross margin in our department stores segment in Chile increased 29.4%, or Ch$39,982 million, to Ch$175,950 million for the year ended December 31, 2010 from Ch$135,968 million for the year ended December 31, 2009, primarily due to improved purchasing and merchandising processes that permitted lower markdowns on seasonal campaigns, increasing our inventory turnover.

Our consolidated gross margin as a percentage of revenues from ordinary activities in our department stores in Chile increased to 28.3% for the year ended December 31, 2010 from 26.3% for the year ended December 31, 2009, primarily as a result of improved purchasing terms with certain suppliers due to our ability to import directly from Asia and improved purchasing and merchandising processes that permitted lower markdowns on seasonal campaigns, increasing our inventory turnover.

Shopping centers

Our consolidated gross margin in our shopping centers segment increased 15.6%, or Ch$13,374 million, to Ch$99,133 million for the year ended December 31, 2010 from Ch$85,759 million for the year ended December 31, 2009, primarily as a result of (i) two new stores opening, one in Chile and one in Argentina, (ii) an increase of gross margin in Chile of Ch$5,796 million resulting from an increase of 6.3% in sales and higher gross margin over sales of 5.5%, (iii) an increase of gross margin in Argentina of Ch$6,622 million resulting from an increase of 14.5% in sales and higher gross margin over sales of 2.7%, and (iv) an increase of gross margin in Peru of Ch$956 million resulting from a decrease of 11.9% in sales and higher gross margin over sales of 18.6%.

Our consolidated gross margin as a percentage of revenues from ordinary activities in our shopping centers segment increased to 84.7% for the year ended December 31, 2010 from 79.3% for the year ended December 31, 2009, primarily due to a decrease in our shopping center depreciation expense during this period as a result of the reclassification of certain assets in our shopping center operations previously recorded as Property Plant and Equipment and accounted for at cost with a corresponding depreciation charge and transferred to investment properties, and accounted for at fair value in 2010. Additionally, in 2009, a portion of a decrease in fair value of certain investment properties were classified as a depreciation charge instead of “other income by function.” These two effects in depreciation represent a 4.7% increase in gross margin in 2009 as compared to 2010.

Financial services

Our consolidated gross margin in our financial services segment increased 13.8%, or Ch$18,205 million, to Ch$150,552 million for the year ended December 31, 2010 from Ch$132,348 million for the year ended December 31, 2009, primarily as a result of (i) an increase of gross margin in Chile of Ch$18,788 million resulting from a decrease of 16.9% in sales and higher gross margin over sales of 19.2%, (ii) a decrease of gross margin in Argentina of Ch$1,247 million resulting from a decrease of 5.5% in sales and lower gross margin over sales of 6.3%, (iii) an increase of gross margin in Brazil of Ch$1,468 million resulting from a 34.1% increase in sales, and (iv) a decrease of gross margin in Peru of Ch$805 million resulting from a decrease of 14.4% in sales and due to lower gross margin over sales of 11.5%.

As a result of the mentioned factors, our consolidated gross margin as a percentage of revenues from ordinary activities in our financial services segment increased 17.5% for the year ended December 31, 2010 from 50.7% for the year ended December 31, 2009.

Other revenues by function

Our consolidated other revenues by function increased by Ch$36,300 million, to Ch$43,871 million for the year ended December 31, 2010 from Ch$7,571 million for the same period in 2009, as a result of an increase in the value of investment properties in our shopping centers and land located in Chile, Argentina and Peru. The increase in fair value of investment properties is due primarily to: (i) higher fair value on Alto Las Condes, our major shopping center in Chile due to higher gross leasable area (GLA), (ii) inflation, as revenues are positively affected by inflation, especially in Argentina, (iii) improved performance of our shopping center operations, from improved revenues associated with the growth, maturity and lower vacancy rates, due to improved economic conditions following the economic crisis of 2008, and (iv) in Peru, the increase in the fair value of investment properties was mainly due to increased market value of our real estate properties. See Note 24.5 to our Audited Consolidated Financial Statements included elsewhere in this prospectus.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased 13.8%, or Ch$166,338 million, to Ch$1,371,074 million for the year ended December 31, 2010 from Ch$1,204,735 million for the year ended December 31, 2009, primarily as a result of an increase of 12.1% in revenues. As a percentage of revenues, our administrative expenses, distribution costs and other expenses increased to 22.0% for the year ended December 31, 2010 from 21.7% for the year ended December 31, 2009, primarily as a result of higher administrative expenses approximately in the amount of U.S.$7.3 million in connection with the launch of the Nectar loyalty program and the expansion of our credit card operations in Peru.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial and other activities, as well as the percentage variation from period to period:

	Year ended December 31,
	2010	2009	% Change

	(in millions of Ch$)
Other earnings (losses)	10,772	69,997	(84.6%	)
Financial income	16,922	3,830	341.8%
Financial expense	(86,730)	(93,422)	(7.2%	)
Exchange differences	(2,053)	(4,424)	(53.6%	)
(Losses) gains from indexation	(15,567)	12,957	(220.8%	)
Total gains (losses) from financial and other activities	(76,745)	(11,062)	(593.8%	)

Our consolidated losses from financial and other activities increased 593.8%, or Ch$65,683 million, to a loss of Ch$76,745 million for the year ended December 31, 2010 from a loss of Ch$11,062 million for the year ended December 31, 2009. This increase was primarily due to the following factors:

•	Our gains from indexation decreased Ch$28,614 million, to a loss of Ch$15,657 million for the year ended December 31, 2010 compared to a gain of Ch$12,957 million for the same period in 2009.

•

Our other earnings decreased Ch$59,225 million, to Ch$10,772 million for the year ended December 31, 2010 from Ch$69,997 million for the same period in 2009, as a result of fair value gains associated with the put option related to the Wong acquisition; and

•

A decrease of financial expenses of Ch$6,693 million., to Ch$(86,730) million for the year ended December 31, 2010 from Ch$(93,422) million for the same period in 2009, as a result of a lower amount of interest-bearing debt.

Income tax charge

For the year ended December 31, 2010, we had an income tax expense of Ch$76,830 million, compared to an income tax expense of Ch$53,900 million for the year ended December 31, 2009. This increase of Ch$22,930 million primarily reflected the higher taxable income of Ch$383,311 million for the year ended December 31, 2010 compared to Ch$301,446 million for the same period in 2009, and the growth of our operations in Brazil, which has a higher tax rate than Chile.

Profit (loss) attributable to non-controlling shareholders

As a result of the above factors, our net income increased 21.6%, or Ch$52,664 million, to Ch$296,261 million for the year ended December 31, 2010 from Ch$243,597 million for the year ended December 31, 2009. Our net income, as a percentage of revenues from ordinary activities, increased to 4.8% for the year ended December 31, 2010 from 4.4% for the year ended December 31, 2009.

Liquidity and capital resources

General

Our principal sources of liquidity have historically been:

•	cash generated by operations;
•	short-term credit extended by suppliers;
•	cash from borrowings and financing arrangements; and
•	financing provided to us by sellers of businesses we have acquired.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of, or investments in, companies engaged in the retail business; and
•	capital expenditures for property, plant and equipment.

At March 31, 2012 we had a working capital (defined as total current assets, excluding cash and cash equivalents and other financial assets, minus total short-term liabilities, excluding other current financial liabilities) of Ch$90,373 million.

At December 31, 2011, we had a negative working capital (defined as total current assets, excluding cash and cash equivalents and other financial assets, minus total short-term liabilities, excluding other current financial liabilities) of Ch$20,876 million.

At December 31, 2010, we had negative working capital of Ch$50,373 million. At December 31, 2009, we had negative working capital of Ch$147,048 million. At December 31, 2008, we had positive working capital of Ch$147,140 million. This reflects a common source of liquidity within the retail business where non-interest bearing credit is extended by suppliers in the form of deferred payment terms to finance the retailer’s operations, including inventories and account receivables.

We believe that our cash from operations, current financing initiatives and cash and cash equivalents are sufficient to satisfy our capital expenditures and debt service obligations in 2012 and 2013. We anticipate financing any future acquisitions or capital expenditures for property, plant and equipment with cash from operations, proceeds from the global offering and additional indebtedness.

Seasonality

Historically, we have experienced distinct seasonal patterns to our liquidity needs, which are highest in the first and second quarters of our fiscal year. Liquidity needs are higher in the first quarter primarily because payment becomes due for goods purchased in the previous quarter for the Christmas and New Year holidays. We also experience greater liquidity needs in the second quarter, as dividends and taxes are paid during this period.

During the periods when we have increased liquidity needs, we obtain funding primarily through short-term bank borrowings, overdraft lines of credit and by reducing our cash outflows, primarily by reducing or suspending advance payments to suppliers.

Indebtedness

At March 31, 2012, our total consolidated short-term debt was Ch$874,461 million, and our total consolidated long-term debt was Ch$1,889,382 million.

Our total financial debt includes both fixed-rate and variable-rate debt. Taking into account the effects of cross currency swaps, at March 31, 2012, approximately 44.0% of our debt was variable-rate, and the remainder was fixed-rate. At March 31, 2012, approximately 9.0% of our debt was denominated in U.S. dollars, approximately 28.0% in UF, approximately 50.0% in Chilean pesos, approximately 2.0% in Argentinian pesos, approximately 6.0% in Peruvian nuevos soles and approximately 5.0% in Brazilian reais. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. See “—Quantitative and Qualitative Disclosure About Market Risk.” Our strategy is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% of our total debt.

In order to fund our growth plans, improve our amortization profile and reduce our cost of debt, in 2011 we issued U.S.$750 million aggregate principal amount of bonds due 2021 in a 144A/Reg-S offering in the international capital market, with a fixed interest rate of 5.5% (the “144A/Reg-S Bond”). We have hedged the currency risk associated with this issuance through cross-currency swaps with a nominal amount of U.S.$535 million. Additionally, in June 2011, we issued in the Chilean debt capital market Ch$54,000 million aggregate principal amount of bonds due 2031, with a fixed interest rate of 7.40%. This was the first bond issuance in the Chilean market in Chilean pesos with a term of maturity of 20 years, the longest term ever in the history of the Chilean debt capital markets. As a result of these issuances, we were able to extend the duration of our debt (from approximately 4.8 years at the end of 2010 to over 7.5 years at the end of 2011) and streamline our debt amortization schedule. In addition, in 2009 and 2008 we issued in the local Chilean market UF15.0 million of bonds due between 2015 and 2030 with fixed interest rates ranging from 3.5% to 5.7% per annum and Ch$30.0 billion of bonds due on 2014 with a fixed interest rate of 7.0%. We also issued in the Peruvian market S/.410.0 million of bonds due 2017 and 2018 with fixed interest rates ranging from 7.19% to 7.63%.

During 2011, we have made payments and pre-payments of approximately U.S.$754 million on our outstanding debt. We used funds from our 2011 international bond offering to refinance our amortizations due in 2011, 2012 and 2013. At March 31, 2012, our principal bank credit facilities and bonds (including interest) consisted of the following:

	As of March 31, 2012
	Currency	Interest rate structure		Amount outstanding	Maturity date (DD-MM-YY)

				(in U.S.$)
Banks:
Chile
Banco del Estado de Chile	CLP	TAB 90 + 0.35%		163,177,591	29-06-2015
Banco Bilbao Vizcaya Argentaria Chile	CLP	TAB 180 + 0.35%		72,164,620	02-08-2015
Banco ITAU	CLP	TAB 180 + 0.45%		52,948,283	07-10-2014
Banco ITAU	CLP	TAB 180 + 0.45%		52,948,283	07-10-2014
Banco del Chile	CLP	TAB 180 + 0.30%		102,571,470	12-10-2015
Banco de Credito e Inversiones	CLP	TAB 180 + 0.55%		52,918,336	13-10-2015
Banco Bilbao Vizcaya Argentaria Chile	CLP	TAB 180 + 0.40%		144,252,694	07-09-2017
Banco BICE	CLP	TAB 180 + 0.60%		39,110,397	14-09-2016
Banco Santander Chile	CLP	ICP + 1.85% (TNA)		67,601,295	20-09-2016
Banco Santander Chile	CLP	TAB 90 + 0.40%		266,497,607	31-12-2012
Banco Bilbao Vizcaya Argentaria Chile	CLP	ICP + 1.85% (TNA)		205,828,410	13-03-2013
Banco Rabobank	USD	3.86%		50,960,260	04-10-2018
Banco Scotiabank	USD	LIBOR 180 + 1.5%		100,945,126	21-10-2017
Syndicated Loan–Gbarbosa	USD	LIBOR 90 + 0.55%	(*)	150,237,448	11-01-2013

Peru
Banco Bilbao Vizcaya New York	USD	Libor 90 + 2.00%		25,076,178	16-11-2015
Banco Bilbao Vizcaya New York	USD	Libor 90 + 2.00%		15,045,707	16-11-2015
Banco Bilbao Vizcaya Argentaria	USD	5.15%		20,082,972	04-09-2017
Banco Bilbao Vizcaya Argentaria	USD	5.15%		20,082,972	04-09-2017
Bank Of Tokio	USD	Libor 90 + 2.60%		35,008,962	28-03-2017
Banco Bilbao Vizcaya (Leasing)	S/.	8.80%		905,692	02-09-2013
Banco Bilbao Vizcaya (Leasing)	S/.	4.30%		1,617,645	02-04-2010
Banco Bilbao Vizcaya (Leasing)	S/.	4.30%		299,619	28-10-2013
Banco Bilbao Vizcaya (Leasing)	S/.	3.30%		3,217,962	30-08-2013
Banco BCP	S/.	7.71%		26,590,368	07-01-2019
Banco Bilbao Vizcaya (Leasing)	S/.	4.30%		2,178,924	28-02-2014
Banco Bilbao Vizcaya (Leasing)	S/.	4.30%		1,775,737	30-04-2014
Banco Bilbao Vizcaya (Leasing)	S/.	4.30%		1,900,670	30-04-2014
Banco Bilbao Vizcaya (Leasing)	S/.	4.30%		946,087	30-05-2014
Banco Bilbao Vizcaya (Leasing)	S/.	4.30%		656,825	26-06-2014
Banco Bilbao Vizcaya (Leasing)	S/.	4.30%		1,337,947	22-09-2014
Banco Bilbao Vizcaya (Leasing)	S/.	5.90%		969,361	02-10-2014
Banco Bilbao Vizcaya (Leasing)	S/.	5.90%		1,694,623	02-12-2014
Banco Scotiabank	S/.	7.50%		16,106,710	27-12-2017
Banco Bilbao Vizcaya (Leasing)	S/.	5.90%		1,572,461	02-03-2017

	As of March 31, 2012
	Currency	Interest rate structure	Amount outstanding	Maturity date (DD-MM-YY)

			(in U.S.$)
Brazil
Banco Nordeste	R$	7.50%	5,532,389	16-12-2018
Banco Bradesco	R$	CDI + 3.20%	3,294,169	12-06-2012
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 3.28%	11,056,947	16-09-2013
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 2.30%	1,846,864	16-09-2013
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	IPCA + 1.30%	5,407,714	17-03-2014
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 5.30%	4,605,772	16-09-2013
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 2.80%	11,284,882	15-09-2014
Banco Nacional de Desenvolvimento Economico e Social (BNDES)	R$	TJLP + 2.30%	3,155,736	15-09-2014
Banco Nordeste	R$	8.50%	4,344,072	25-01-2014
Banco Bradesco	R$	CDI + 5%	4,117,711	07-11-2016

Banco Bradesco	R$	CDI + 5%	6,588,338	07-11-2016
Banco Bradesco	R$	CDI + 5%	7,137,366	07-11-2016
Itau BBA	R$	CDI + 2.35%	8,235,423	11-07-2012
Banco do Brasil	R$	TR + 11.51%	27,439,459	18-06-2012
HSBC	R$	CDI + 1.50%	1,152,959	28-09-2012
HSBC	R$	CDI + 1.50%	1,372,571	28-09-2012
HSBC	R$	CDI + 1.50%	1,482,376	28-09-2012
HSBC	R$	CDI + 1.50%	1,811,793	28-09-2012
HSBC	R$	CDI + 1.50%	9,333,480	28-09-2012
HSBC	R$	CDI + 1.50%	12,627,649	28-09-2012
HSBC	R$	CDI + 1.50%	5,490,282	28-09-2012
HSBC	R$	CDI + 1.50%	8,235,423	28-09-2012
HSBC	R$	CDI + 1.50%	6,588,339	28-09-2012
ITAU	R$	CDI + 1.50%	17,294,389	28-09-2012
ITAU	R$	CDI + 1.50%	24,706,270	28-09-2012
ITAU	R$	CDI + 1.50%	2,415,724	28-09-2012
ITAU	R$	CDI + 1.75%	2,470,627	28-09-2012
ITAU	R$	CDI + 1.75%	4,392,226	28-09-2012
ITAU	R$	CDI + 1.75%	10,706,050	28-09-2012

Argentina
Rabobank	USD	Libor 180 + 5.00%	8,698,523	15-06-2013
IFC A	USD	Libor 180 + 1.55%	34,712,783	16-08-2016
IFC B	USD	Libor 180 + 1.10%	53,761,424	16-08-2013

	As of March 31, 2012
	Currency	Interest rate structure	Amount outstanding	Maturity date (DD-MM-YY)

			(in U.S.$)
Bonds:
Chile
BCENC A	UF	4.25%	185,237,140	15-03-2027
BCENC C	UF	4.10%	210,114,643	01-07-2027
BCENC D	UF	4.00%	70,021,407	03-07-2028
BCENC E	UF	3.50%	93,730,860	07-05-2018
BCENC F	UF	4.00%	211,300,164	08-05-2028
BCENC J	UF	5.70%	142,257,748	15-10-2029
BCENC K	$	7.00%	61,887,218	01-03-2014
BCENC L	UF	4.10%	46,864,136	28-05-2015
BCENC N	UF	4.70%	211,302,577	28- 05-1930
BCENC O	$	3.44%	113,302,900	01-06-1931
BCENC J, Series B1 and B2	UF	6.50%	104,140,282	01-09-2026
Incabond 1	S/.	7.19%	108,337,691	07-05-2018
Incabond 2	S/.	7.625% + tax	49,400,617	14-08-2017
Bono Internacional EEUU	USD	5.50%	758,046,016	20-01-2021

Peru
BONOS TITULIZADOS 6	S/.	6.50%	717,015	13-12-2016
BONOS TITULIZADOS 5	S/.	6.50%	2,868,060	13-12-2016

Credit facilities (Banks loans and bonds)

At March 31, 2012 we had Ch$ 319,934 million in uncommitted lines of credit with the regional banks that we work with. We deal with a wide diversity of banks around the world. We believe, if necessary, we can reopen our existing international bonds or issue one or more new series of bonds as appropriate, or can obtain commercial paper in the Chilean market.

Our loan agreements and outstanding bonds contain a number of covenants requiring us to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require us to maintain:

•	a ratio of consolidated net financial debt to consolidated net worth not exceeding 1.2 to 1;

•	a ratio of consolidated Net Financial Debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters for such period of less than 4.25 to 1;

•	a ratio of EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters to consolidated financial expense for such period of at least 3.0 to 1;

•	Unencumbered assets in an amount equal to at least 120% of the outstanding principal amount of total liabilities;

•	minimum consolidated assets of at least UF50.5 million; and

•	minimum consolidated net worth of at least UF28.0 million.

As of the date of this prospectus, we believe we are in compliance with all of our loan and debt instruments.

On December 23, 2010, Cencosud Peru S.A. (“Cencosud Peru”) entered into a U.S.$70 million medium-term loan with Banco de Crédito del Perú (“BCP”), as lender. The loan bears an annual interest rate of 7.34% and has a maturity period of six years (the “BCP Loan”). According to the terms of the BCP Loan, if (i) an event of default exists, (ii) a dividend payment would cause an event of default, or (iii) certain financial ratios are not maintained, Cencosud Peru is prohibited from distributing dividends or any other similar distribution to its parent without the previous authorization of BCP.

On March 13, 2012, we entered into the BBVA Short-Term Loan, for Ch$100,000 million (approximately U.S.$200 million) short-term facility with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate based on the Índice de Cámara Promedio, an indexed interest rate established by ABIF, and has a maturity date of March 13, 2013 .

On April 27, 2012, we entered into the J.P. Morgan Credit Facility, a U.S.$750 million committed credit facility with J.P. Morgan, The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, in order to finance our short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 million. The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for eurocurrency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013.

Leases

We have significant operating lease obligations. At December 31, 2011, 62.0%, 18.0% and 63.0% of the selling space of our supermarkets, home improvement stores and department stores, respectively, was located on leased properties. Our store leases typically have a term ranging from ten to 32 years and provide for both monthly fixed and variable lease payments. Our shopping center leases typically have terms of more than 30 years and provide for fixed monthly rent payments.

Recent acquisitions

On January 2, 2012, we acquired 100% of the capital stock of Prezunic. In order to finance our acquisition of Prezunic, on January 2, 2012 we entered into a Ch$127.73 billion short-term facility with Banco Santander Chile, as lender, bearing interest at an annual rate of the TAB plus 0.4% with a maturity date of December 28, 2012 (“Santander Short-Term Loan”), which we intend to repay with a portion of the proceeds from the global and Chilean offering. See “Use of Proceeds.”

Other

In March 2011, UBS London entered into a stock purchase agreement to acquire from certain investors a 38.636% stake in Cencosud’s subsidiary Jumbo Retail Argentina, which operates our supermarkets in Argentina, for U.S.$442 million. In connection with this purchase agreement we executed an option agreement with UBS London, which, among other rights and obligations, provides UBS London the right to sell its shares of Jumbo Retail Argentina to us in September 2012. See “Business—Material Agreements.”

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented.

	Three months ended March 31,
	2012	2011

	(unaudited)
	(in millions of Ch$)
Net cash provided by operating activities	24,099	(12,578)
Net cash used in investing activities	(248,774)	(222,274)
Net cash provided by (used in) financing activities	181,703	220,981

Cash flows for three months ended March 31, 2012 compared to three months ended March 31, 2011

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$42,972 million for the three months ended March 31, 2012 compared to a net cash outflow of Ch$13,872 million for the three months ended March 31, 2011.

Operating Activities. Our net cash flows from operations increased 291.6% to Ch$24,099 million for the three months ended March 31, 2012 from negative Ch$12,578 million for the three months ended March 31, 2011. This change was primarily due to an increase in cash sales of Ch$483,312 million, offset by (i) an increase in payments to suppliers of Ch$394,951 million, (ii) an increase in payments to and on behalf of personnel of Ch$61,794, and (iii) a decrease of Ch$17,996 million in other operating payments.

Investing Activities. Our net cash flows from investing activities increased 11.9% to Ch$248,774 million for the three months ended March 31, 2012 from Ch$222,274 million for the three months ended March 31, 2011. This change was primarily due to an increase in acquisitions of Ch$113,180 million related to the acquisition of Prezunic. This increase was offset as a result of lower outflows of Ch$45,452 million related to our Capital Expenditures activities and by lower cash invested on short-term investments in the amount of Ch$140,285 million.

Financing Activities. Our net cash flows from financing activities decreased 17.84% to Ch$181,703 million for the three months ended March 31, 2012 from Ch$220,981 million for the three months ended March 31, 2011. This change was primarily due to a decrease of Ch$23,349 million in proceeds from borrowings and to a decrease of Ch$11,576 million in debt repayments.

	Year ended December 31,
	2011		2010		2009

	(in millions of Ch$)
Net cash provided by operating activities	Ch$	567,739	Ch$	407,174	Ch$	675,653
Net cash used in investing activities		(623,499)	Ch$	(413,676)	Ch$	(430,959)
Net cash provided by (used in) financing activities		89,607	Ch$	5,086	Ch$	(243,236)

Cash flows for year ended December 31, 2011 compared to year ended December 31, 2010

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash flow of Ch$33,847 million for the year ended December 31, 2011 compared to a net cash outflow of Ch$1,417 million for the year ended December 31, 2010.

Operating activities.    Our net cash flows from operations increased 39.4% to Ch$567,739 million for the year ended December 31, 2011 from Ch$407,174 million for the year ended December 31, 2010. This change was primarily due to an increase in cash sales of Ch$1,786,619 million, offset by (i) an increase in payments to suppliers of Ch$1,381,558 million, (ii) an increase in payments to and on behalf of personnel of Ch$186,173, and (iii) an increase of Ch$32,590 million in cash tax payments.

Investing activities.    Our net cash flows from investing activities increased 50.7% to Ch$(623,499) million for the year ended December 31, 2011 from Ch$(413,676) million for the year ended December 31, 2010. This change was primarily due to an increase in capital expenditures of Ch$266,543 million related to the opening of 76 new stores. This increase was partially offset as a result of higher outflows related to our acquisition activities in 2010 and by lower cash from the liquidation of short-term investments.

Financing activities.    Our net cash flows from financing activities increased 1,662% for the year ended December 31, 2011 to Ch$89,607million from Ch$5,086 million for the year ended December 31, 2010. This change was primarily due to an increase of Ch$978,550 million in proceeds from borrowings, partially offset by an increase of Ch$836,281 million in debt repayments and, to a lesser extent, to higher dividends paid and higher cash interest paid.

Cash flows for year ended December 31, 2010 compared to year ended December 31, 2009

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had net cash outflow of Ch$1,417 million for the year ended December 31, 2010 compared to a net cash inflow of Ch$1,458 million for the year ended December 31, 2009.

Operating activities.    Our net cash flows from operations decreased 39.7% to Ch 407,174 million the year ended December 31, 2010 from Ch$675,653 million for the year ended December 31, 2009. This change was primarily due to an increase of Ch$870,047 million in payments to suppliers, partially offset by an increase of Ch$759,412 in cash sales.

Investing activities.    Our net cash flows from investing activities decreased 4.0% to Ch$413,676 million the year ended December 31, 2010 from Ch$430,959 million the year ended December 31, 2009. This change was primarily due to an increase in cash used for acquisitions of Ch$296,699 million and an increase of Ch$158,657 used in capital expenditures, partially offset by an inflow of Ch$475,478 million due to the liquidation of short-term investments and lower amounts of short-term investments made in 2010.

Financing activities.    In the year ended December 31, 2010, we derived $5,086 million from financing activities as compared to an outflow of Ch$243,236 million the year ended December 31, 2009. This change was primarily due to an increase of Ch$67,656 million in borrowings and a decrease of Ch$180,363 million in debt repayment, partially offset by lower proceeds from capital issuances of Ch$85,318 million.

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	Three months ended March 31, (unaudited)		Years ended December 31, (audited)
	2012		2011		2010		2009

	(in millions of Ch$)
Capital expenditures(1)	Ch$	(145,228)	Ch$	(616,336)	Ch$	(349,793)	Ch$	(191,136)
Permanent investments(2)	Ch$	(119,401)		(21,576)		(299,092)		(2,392)
Total	Ch$	(264,629)	Ch$	(637,912)	Ch$	(648,885)	Ch$	(193,528)

(1)	Purchase of property, plant and equipment.

(2)	Primarily investments in acquired companies. See “Management’s Discussion and Analysis of Results of Operations—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

Our total capital expenditures were approximately Ch$616,336 million in 2011, Ch$349,793 million in 2010 and Ch$191,136 million in 2009. In each of these years, our capital expenditures were made primarily to develop and expand our stores and shopping centers. In addition to our capital expenditures, we invested in permanent investments Ch$21,576 in 2011, Ch$299,092 in 2010, Ch$2,392 million in 2009. These investments were primarily related to acquisitions. See “Management’s Discussion and Analysis of Results of Operations—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

In 2012, we expect to invest approximately U.S.$1,285 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we will invest U.S.$413 million in 33 new stores and 2 shopping centers (Costanera Center and Portal Osorno) in areas where we still see opportunity for growth. In Brazil, we plan to invest U.S.$198 million for the opening of 16 new stores. In Peru, the investment plan totals U.S.$119 million and includes the opening of 15 new supermarkets, 1 Paris store and the development of a new shopping center. In Argentina, we plan to invest U.S.$147 million for the opening of 27 new stores. In Colombia, we plan to invest U.S.$3 million for the opening of a new Easy store. In addition, we plan to invest U.S.$106 million in information technology projects for the improvement of operation’s efficiency. Finally, we also plan to invest U.S.$299 million in the purchase of new land areas for the development of futures stores and shopping malls, as well as the annual maintenance of the investments.

Our projected capital expenditures may vary substantially from the numbers set forth above as a result of a variety of factors including competition and the cost and availability of the necessary funds.

We expect to finance our future capital expenditures with our operating cash flow, with bank loans, and with the net proceeds of the global offering.

Contractual commitments

Contractual commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2011:

	Less than one year	One to three years	Three to five years	Thereafter	Total

	(in millions of Ch$)
Long-term debt obligations(1)	—	501,195	461,623	1,536,361	2,499,179
Short-term debt obligations(1)	246,829	—	—	—	246,829
Time deposits and other bank balances(2)	149,011	2,297	1,984	12,102	165,394
Lease obligations and other financial liabilities(3)	105,983	455,998	1,593	—	563,574
Commercial loans	1,623,319	93,872	—	938,819	2,656,011
Tax liabilities	40,490	—	—	—	40,490
Other financial liabilities(4)	252,598	—	—	—	252,598

Total(5)	2,418,231	1,053,362	465,199	2,487,282	6,424,075

(1)	Short-term obligations include the short-term portion of the long-term debt and accrued interest expenses. Long-term obligations and short-term obligations include future interest payments.

(2)	Includes future interest payments.

(3)	Includes pending installments from the purchase of Bretas and future interest payments.

(4)	Namely, the UBS Put Option (as defined below). Includes future interest payments.

(5)	Not including the contractual commitments arising from our acquisition of Prezunic in January 2012.

Qualitative and quantitative disclosure about market risk

Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates or commodity prices. We are exposed to changes in financial market conditions in the normal course of business due to our use of certain financial instruments as well as transactions incurred in various foreign currencies and translating our foreign subsidiaries’ financial statements into Chilean pesos. For further information on our market risks, please see Notes 3.2.1.8 and 16 to our Audited Consolidated Financial Statements.

Interest rate risk

Our primary interest rate exposures relate to our Chilean peso-denominated and U.S. dollar-denominated long-term fixed and floating rate bond and bank liabilities. Since a portion of our outstanding debt bears interest at variable rates, we are sensitive to changes in interest rates. Taking into account the effects of cross-currency swaps, at March 31, 2012, we had total financed debt outstanding (bank loans and bonds) of Ch$ 2,165,048 million, of which Ch$ 951,854 million, or 44.0% bore interest at variable interest rates. Interest rate changes would result in gains or losses in the market value of our debt portfolio due to differences in market interest rates and the rates in the debt agreements. We frequently monitor our exposure to interest rate fluctuations. We regularly examine our strategy with regard to hedging.

Foreign currency risk

At March 31, 2012, a portion of our long-term interest-bearing debt is exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. From time to time we enter into physical and cash settled foreign exchange contracts to cover the foreign exchange risk inherent in the actual cash disbursements related to amortizations of foreign currency denominated debt. Including the effect of cross currency swaps, at March 31, 2012, we had outstanding foreign exchange contracts with notional amounts of U.S.$ 980 million dollars to hedge future debt payments denominated in U.S. dollars. At March 31, 2012, approximately 9.0% of our debt was denominated in U.S. dollars, 28.0% in UF, 50.0% in Chilean pesos, 2.0% in Argentinian pesos, 6.0% in Peruvian nuevos soles and 5.0% in Brazilian reais.

Off-balance sheet arrangements

For any of the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

Significant changes

There have been no significant changes since the date of our Audited Consolidated Financial Statements included elsewhere in this prospectus.

Industry overview and competition

Our countries of operation—Argentina, Brazil, Chile, Colombia and Peru—represent a combined population of approximately 331.0 million, according to the IMF. Chile, our largest market in terms of revenues from ordinary activities, has a population of approximately 17.3 million and experienced GDP growth of 6.1% in 2010 and 6.0% in 2011, as reported by the Central Bank of Chile. Argentina, our second-largest market in terms of revenues from ordinary activities, has a population of approximately 40.8 million and, according to the Central Bank of Argentina, experienced annual GDP growth of 9.2% in 2010 and 8.9% in 2011, as reported by the Argentine Ministry of Economy. Brazil, our third-largest market in terms of revenues from ordinary activities, has a population of approximately 196.7 million and, according to the Central Bank of Brazil, experienced annual GDP growth of approximately 7.5% in 2010 and according to Global Insight is estimated to have grown by 2.7% in 2011.

We have supermarkets in Argentina, Brazil, Chile and Peru; home improvement stores in Argentina, Chile and Colombia; shopping centers in Argentina, Chile and Peru; and department stores in Chile. During the first three months of 2012, 74.5% of our revenues from ordinary activities came from our supermarket operations, 12.0% came from home improvement operations, 8.5% from our department stores, 1.5% from our shopping centers and 3.3% from our financial services.

	Three months ended March 31, 2012
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services	Other

Revenues from ordinary activities	74.5%	12.0%	8.5%	1.5%	3.3%	0.2%
Gross margin	65.8%	13.5%	7.9%	4.6%	7.6%	0.6%
Adjusted EBITDA(1)	65.1%	17.2%	1.6%	14.9%	16.5%	(15.4%	)

(1)	See “Business—Our Business” for a description of our “Other” segment.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

The supermarket industry

Chile

As of December 31, 2011, we estimate that the Chilean supermarket industry is composed of approximately 1,233 stores nationwide, including hypermarkets and supermarkets. INE estimates the size of industry at CLP6.715 billion in 2011. According to ASACH, in 2011 supermarkets accounted for approximately 26.0% of net retail sales in Chile and approximately 43.0% of such net sales in the Santiago metropolitan region. As of December 31, 2011, total net sales by supermarkets in Chile grew by 8.9% as compared to the same period in 2010, according to the Chilean National Institute of Statistics. During the last three years, same-store sales at our supermarkets grew by 5.5%, 5.6% and 1.3%, in 2011, 2010 and 2009, respectively.

In recent years, the Chilean supermarket industry has been characterized by the construction of larger stores (including more hypermarkets), both on a free-standing basis and within shopping centers and other commercial developments, and consolidation of ownership in fewer, larger supermarket chains. Current trends in the industry include increased differentiation among competitors, with some supermarket chains emphasizing a low price/low service strategy, while others have pursued a strategy of moderate or higher prices with higher levels of service. Other recent trends in the Chilean supermarket industry have include the development of specialized internet sale channels by major players, increased funding of marketing costs by suppliers, expansion by chains outside the Santiago metropolitan region and to urban areas with lower purchasing power, the growth of private label products, and increased demand for “natural” products and prepared foods.

As noted above, we believe that the Chilean supermarket industry shows certain signs of saturation, and as a result newly opened stores to some extent cannibalize the sales of existing stores. As of December 31, 2011, we estimate that the three largest supermarket operators in Chile represented approximately 86.6% of the industry in terms of net revenues. Our growth prospects in the Chilean food retailing sector are likely to depend to a large extent on future growth in Chilean GDP or acquisitions of other supermarket chains, and we cannot assure you that either will in fact occur.

Our competitors include hypermarkets, supermarkets, hard discount stores, self-service stores, traditional, family-owned neighborhood grocers and open markets. Although competition is already intense in many locations, we believe that competition is likely to intensify further as existing competitors expand the number of their stores and improve the quality of their operations and as new competitors enter the market. Competition is based on price, quality, variety, customer service and store location, with various competitors emphasizing these factors to varying degrees.

The following table presents certain information about us and our principal competitors in the Chilean supermarket industry as of December 31, 2011:

	Wal-Mart chile(1)	Cencosud	SMU	Fallabela (Tottus)

Number of stores	318	189	504	37
Total selling space (square meters)	715,198	463,834	718,800	135,115
Market share(2)	36.3%	27.2%	23.1%	5.9%

Source: Public filings, INE, ASACH.

(1)	Formerly known as D&S

(2)	As of December 31, 2011, based on reported net revenues from supermarket operations in Chile.

We estimate that Wal-Mart Chile, formerly known as D&S, is the largest supermarket chain in Chile in terms of net revenues and, at December 31, 2011, it operated 318 stores in Chile. Wal-Mart Chile operates four different sizes of stores under different brands, allowing it to target different segments of the market offering a combination of every day low prices, service and proximity. In 2003, D&S initiated a promotional program of “everyday low prices” which increased pressure on our operating margins. D&S was acquired by Wal-Mart in January 2008, and due to its association with Wal-Mart, we believe it has greater leverage with its suppliers than us or its other competitors. As a result, it is able to obtain more favorable purchasing terms than us.

Recent efforts by Chilean retail holding company SMU S.A. (“SMU”) to consolidate over 50 regional food retailers in Chile into a single integrated rival threaten to increase competition in the Chilean supermarket industry. Additionally, in September 2011 SMU announced it had acquired rival Supermercados del Sur, which we estimate was the fourth-largest supermarket chain in Chile in terms of revenues at the time. These consolidation efforts have not yet had a material impact, but we perceive increased risk over the intermediate-to-longer term. We see similar consolidation efforts targeting smaller hardware stores and “do-it-yourself” retailers in the home improvement industry, such as the SMU’s acquisition of Contrumart, the third-largest retailer in the Chilean home improvement industry in terms of revenues in our estimation. We expect other regional rivals to emerge in the future. Peru’s second-largest supermarket retailer according to Apoyo y Asociados (“Apoyo”) is also expanding into markets historically dominated by Wong. In Brazil, improved offerings by Wal-Mart appear to be leveraging international procurement more effectively and are therefore able to compete more strongly in terms of price.

Moreover, on December 14, 2011, the Chilean antitrust authority (Fiscalía Nacional Económica, or “FNE”) announced an investigation into anti-competitive practices in the food retail industry. The investigation includes several local operators, including Cencosud, Wal-Mart Chile, SMU and Tottus. In accordance with Chilean regulations, FNE has not disclosed the details of the investigation to the public, but it appears to be focused on private label groceries, fresh poultry and beef. Without additional detail it is difficult to determine the full impact of this investigation. If the FNE concludes that we engaged in anti-competitive practices we could face a maximum sanction of up to U.S.$30 million.

We generally perceive homogeneity in retail pricing and terms. Chile’s vendor base is largely consolidated, and characterized by oligopoly and monopoly structures that have generally limited procurement power among retailers, despite their perceived scale advantages.

Argentina

Historically, the Argentine supermarket industry was dominated by traditional, family-owned neighborhood grocers (almacenes). In the 1980s, supermarkets began to proliferate and the first hypermarkets appeared, a trend that accelerated in the early 1990s with significant expansion of modern supermarket operations, including minimarkets, supermarkets and hypermarkets in urban areas. During the 1990s, consumer grocery purchases at almacenes declined. Since 1999, the level of market penetration has remained relatively stable. In 2011, consumer grocery purchases at supermarkets accounted for approximately 37.0% of total consumer grocery expenditures based on net sales according to INDEC.

The Argentine supermarket industry is highly competitive and fragmented, and we estimate that the four largest supermarket chains in Argentina account for approximately 63.2% of total supermarket net sales as of December 31, 2011. In Argentina, where foreign food retailers have an established presence and we are a smaller competitor, we face a very different competitive atmosphere than in Chile. We believe that some of these food retail companies have substantially greater financial resources than us. In addition, there is strong competition from small independent stores and individual, non-chain stores that represent a significant and growing part of the food and grocery business in Argentina.

For many years, large international retail chains, such as Wal-Mart, the largest U.S. retailer based on market capitalization, have operated in the Argentine market. When Wal-Mart entered the Argentine retail market in 1995, it implemented a strategy of low food prices that was aimed at capturing market share from large hypermarkets such as Carrefour. As a result, the rate of industry consolidation increased substantially during recent years, as larger store formats have been increasing their market share at the expense and through the purchase of smaller store formats. Further, we believe that the Argentine supermarket sector continues to suffer from excess square footage, and that it is reasonably likely that there will continue to be considerable competitive pressure on our operating margins for the foreseeable future.

The following table presents certain information about us and our principal competitors in Argentina as of December 31, 2011:

	Cencosud	Carrefour	Wal-Mart	Coto

Number of stores	269	252	86	120
Market share(1)	16.1%	19.6%	13.8%	13.6%

Source:	Public Filings, INDEC, Planet Retail.

(1)	In terms of sales.

Our principal competitor in Argentina is Carrefour. At December 31, 2011, Carrefour operated 269 stores. Part of Carrefour’s competitive advantage arises from its low prices and aggressive promotional campaigns around special seasonal events.

We expect this highly competitive environment to continue to exert pressure on our results of operations in this market.

Brazil

The Brazilian supermarket industry represented approximately 5.5% of Brazil’s GDP (gross domestic product) in 2011, as reported by IBGE. According to ABRAS, the food retail industry in Brazil had gross revenues of R$201.6 billion in 2010, compared to R$177.0 billion in 2009, representing a 7.5% increase.

The Brazilian food retail industry is highly fragmented. Despite consolidation within the Brazilian food retail industry, according to ABRAS, in 2010, the fifty largest supermarket chains represented only approximately 64.0% of the food retail industry. In 2011, we estimate that our stores accounted for approximately 1.7% of total net sales of the supermarket industry in Brazil and, according to ABRAS, 7.7% of the gross sales of the entire Brazilian food retail industry. We believe that future acquisitions will mainly involve smaller-sized stores. Another trend in the retail food industry is large chains migrating to smaller local, such as Tesco Express and Sainsbury’s Local.

We believe the cash and carry segment (atacarejo), a wholesale segment in the retail food industry is one of the fastest growing market segments in Brazil in terms of new store openings. This segment was created in order to serve customers within a market niche that was neither reached by self-service retail nor by wholesale.

As set forth in the following table, according to ABRAS data, in 2011, the ten largest retailers recorded revenues of approximately R$103.3 billion, conducting business in approximately 3,143 stores:

Company	Gross revenues		Number of checkouts	Space available for sales (square meters)	Number of stores	Employees
	(R$ million)%

Companhia Brasileira de Distribuição	36,144	35.0%	15,007	2,811,103	1,647	144,914
Carrefour Comércio e Indústria Ltda.	29,000	28.1%	8,497	1,509,186	654	78,057
Wal-Mart Brasil Ltda.	22,334	21.6%	8,632	1,390,943	479	86,992
GBarbosa Comercial*	3,501	3.4%	1,396	172,110	131	13,000
Cia. Zaffari Comércio e Indústria	2,490	2.4%	815	126,938	29	9,060
Total—five largest	93,470	90.5%	34,347	6,010,280	2,940	332,023
Prezunic Comercial Ltda.*	2,449	2.4%	777	68,919	30	7,305
DMA—Distribuidora S.A.—EPA	1,930	1.9%	904	124,605	92	9,966
Irmãos Bretas Filhos e Cia.*	1,926	1.9%	741	91,163	30	6,326
A. Angeloni & Cia. Ltda.	1,813	1.8%	566	82,317	21	6,881
COOP—Cooperativa de Consumo	1,729	1.7%	679	100,381	30	6,597
Total—ten largest	103,317	100.0%	38,014	6,477,665	3,143	369,098

Source:	ABRAS.

*	Denotes companies owned and controlled by us, as of January 2012.

The following table sets forth key statistics from the Brazilian retail food market by geographic region in 2011:

	Gross revenues		Stores
Region	R$ millions	%	Number	%

Southeast	81,293	54.1%	3,915	51.9%
South	29,027	19.3%	1,857	24.6%
North/Northeast	29,691	19.7%	1,350	17.9%
Middle West	10,374	6.9%	428	5.7%

Total	150,385	100.0%	7,550	100.0%

Source:	ABRAS.

Our main competitor in Brazil is Bompreço, a company controlled by Wal-Mart. It ranks second in sales in Brazil, according to ABRAS. Bompreço is the largest retailer in the Northeast of Brazil, where we believe we hold the number two position in terms of sales, and is our competitor in the states of Sergipe, Bahia and Alagoas, with six, 54 and eight stores, respectively. We also compete against Companhia Brasileira de Distribuição, which operates three Extra stores in the city of Salvador, one Extra store in the city of Aracajú, and two Extra stores in city of Maceió. In Minas Gerais, we compete against DMA Distribuidora S/A (“DMA”), which operates 92 stores where we believe we hold the number one position in terms of sales. In Rio de Janeiro, where we believe we hold the number three position in terms of sales, we compete against Guanabara and Mundial, which operate 22 and 19 stores, respectively,. We also compete against open fairs and small- and medium-sized retailers that buy their products from informal distribution networks to obtain prices lower than the prices charged by our suppliers.

Peru

As of December 31, 2011, we estimate that the Peruvian supermarket industry was composed of approximately 176 stores nationwide, including hypermarkets and supermarkets, with nearly 79.0% of the stores located in the Lima metropolitan area. In 2011, the estimated size of the Peruvian food industry was U.S.$18 billion per year, with 15.0% served by the three main supermarket players. However, the supermarket industry in Peru is becoming more attractive and competitive. According to CCR, in 2011, supermarket penetration for the Lima metropolitan area was approximately 30.0% resulting in a country average of 15.0%.

A large percentage of consumption in Peru is still served by informal trade. Smaller grocery stores, convenience stores and open air markets play an important role in this industry with more than 85.0% of the market share according to CCR. The level of competition and the identity of competitors have changed over the last four years. Between 2007 and 2011, supermarket total net sales in Peru grew at an average annual rate of approximately 15%, according to CCR.

The following table presents certain information about us and our principal competitors in Peru as of December 31, 2011:

	Cencosud	Supermercados peruanos	Falabella

Number of stores	74	75	27
Total selling space (square meters)	233,331	194,042	116,158
Market share(1)	42.2%	36.3%	21.6%

Source:	Public filings.

(1)	As of December 31, 2011, based on reported net revenues from supermarket operations in Peru; market share estimates based solely on reported sales from the three major operators, and does not take into account the market participation of other smaller participants.

For the year ended December 31, 2011, we believe we were the largest operator of supermarkets in Peru in terms of net sales based on our comparisons against information from public filings of our main competitors as of December 31, 2011. Our principal competitors in the hypermarket format are Supermercados Peruanos, controlled by the Rodriguez Pastor family, who also control the Peruvian financial group Intergroup, and Tottus, controlled by Falabella.

The home improvement industry

Chile

We believe the Chilean home improvement industry is the most developed in Latin America with nearly 50 thousand households per big-box store in 2011, as compared to 430 thousand in Peru, 200 thousand in Argentina or 440 thousand in Colombia. Nevertheless, the U.S.$10.8 billion size industry is still highly fragmented among big-box operators and several hardware stores (some of which have teamed up in associations such as MTS and Chilemat), according to our estimates. Growth of the industry’s main players has been based on expansion of Chile’s construction and housing industries, as well as sector consolidation.

The Chilean home improvement industry is highly competitive and has recently been subject to increased consolidation. In 1998, Home Depot entered the Chilean market and was subsequently acquired by Falabella, through its Home Store subsidiary in 2001. In November 2002, we purchased the Chilean home improvement stores and agricultural product chain, Proterra. In January 2011, the Chilean retail holding company SMU acquired the entire share capital of the hardware store chain Construmart, operating 23 stores under the brand Construmart with an average size of 2,500 square meters per.

The home improvement industry caters to home improvement, repairs and maintenance, and new construction. Customers in this sector include homeowners, small contractors and large construction companies seeking building materials for new projects. The sector is characterized by high price sensitivity and demand for high levels of product variety.

The following table presents certain information about us and our major competitors in Chile, as of December 31, 2011:

	Sodimac	Cencosud	Construmart(1)

Number of stores	70	29	98
Total selling space (square meters)	581,264	276,325	65,000

Source:	Internal estimates, Planet Retail.

(1)	Includes Construmart and Ferrexperto Construmart stores.

For the year ended December 31, 2011, we estimate that we were the second-largest operator of home improvement stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitors as of December 31, 2011. At December 31, 2011, Sodimac operated 70 home improvement stores with a total of 581,264 square meters of selling space. Its competitive advantage arises from its multi-format structure, with its Sodimac Homecenter stores that are similar to our Easy home improvement stores, as well as its Sodimac Constructor stores that cater to professional builders and its Sodimac Empresas warehouses that facilitate efficient delivery of construction materials in Antofagasta, Viña del Mar, Santiago and Talcahuano primarily used for large construction companies. Sodimac also accepts Falabella’s widely-used store credit card CMR that has significant more penetration in the market than our Más credit card.

Argentina

We believe the Argentine home improvement industry is composed of 75 home improvements stores nationwide, of which we operated 48 as of December 31, 2011. The remaining stores are operated by Sodimac, Hiper Tehuelche and Barugel Azulay. There are also various small more specialized hardware and construction supply stores. Prior to 2002, we faced competition from Home Depot (Argentina) until our acquisition of its Argentine operations in February 2002. We face strong competition from other hardware stores and specialty stores dedicated to specific areas of construction and home improvement. Until 2007, when Sodimac entered the market, we were the sole big-box home improvement chain in Argentina, with 17% market share, according to our estimates. We believe that the Argentinean home improvement market still offers plenty of room for consolidation, leaving enough space for us to grow over the coming years.

The following table presents certain information about us and Sodimac, our main competitor in Argentina, as of December 31, 2011:

	Cencosud	Sodimac

Number of stores	48	6
Total selling space (square meters)	391,485	65,185

Source:	Falabella’s public filings, internal estimates.

For the year ended December 31, 2011, we were the largest operator of home improvement stores in Argentina in terms of net sales, according to AC Nielsen. Our principal competitor in Argentina is also Sodimac, which operated 6 home improvement stores with a total of 65,185 square meters of selling space at December 31, 2011.

Colombia

We believe the Colombian home improvement industry is the most underdeveloped in the countries where we compete. For the year ended December 31, 2011, there were 27 home improvement stores, each one serving 440,000 households. Hence, the industry is highly fragmented and composed of both general and specialized retailers.

Our main competitor is Sodimac Home Center, which is a joint venture between Colombian Grupo Corona (51%) and Chilean Falabella (49%), competing in the home improvement market in Colombia since 1993. Total sales for Sodimac Home Center in 2011 were U.S.$1,011 million, according to their public filings.

The following table presents certain information about us and Home Center, our main competitor in Colombia, as of December, 2011:

	Sodimac Home Center	Cencosud

Number of stores	23	4
Total selling space (square meters)	236,200	35,360

Source:	Falabella’s public filings, internal estimates.

The Chilean department store industry

The department store industry in Chile traces its origins to 1958, when Falabella opened its first department store in Chile. Since then, other companies have entered the Chilean market and the industry has experienced intense consolidation, as larger operators acquired smaller stand-alone stores. We entered the department store business in March 2005, with our acquisition of Empresas Almacenes Paris S.A.

Our principal competitor in Chile is Falabella, which is substantially larger than our subsidiary Almacenes Paris. The department store industry in Chile is very mature and highly competitive. We compete for customers with specialty retailers, traditional and high-end department stores, national apparel chains, vendor-owned proprietary boutiques, individual specialty apparel stores and direct marketing firms. We compete for customers principally on the basis of quality and fashion, customer service, value, assortment and presentation of merchandise, marketing and customer loyalty programs. Many of these competitors have greater financial resources than we do.

The following table presents certain information about us and our main competitors as of December 31, 2011:

	Falabella	Cencosud(1)	Ripley	La Polar

Number of stores	36	35	38	42
Total selling space (square meters)	242,806	272,388	235,520	161,000
Market share(2)	40.5%	27.3%	24.2%	7.9%

Source:	Falabella’s public filings, Ripley’s public filings and internal estimates.

(1)	Not including Johnson’s stores.

(2)	As of December 31, 2011, based on reported net revenues from department store operations in Chile; market share estimates based solely on reported sales from the four major operators, and does not take into account the market participation of other smaller participants.

For the year ended December 31, 2011, we believe we were the second-largest operator of department stores in Chile in terms of net sales based on our comparison against publically filed information from our main competitor as of December 31, 2011. Based on that comparison, we estimate that Falabella is the largest department store operator in Chile and, at December 31, 2011, operated 36 department stores with a total of 242,806 square meters of selling space. Falabella’s credit cards and loyalty programs are well-known in the market. On the same basis, we believe Ripley is the third-largest department store operator and, at December 31, 2011, operated 38 department stores with a total of 235,520 square meters of selling space. Many of our competitors have active financial services divisions that support their retail activities, and both Falabella and Ripley operate banks focused on consumer lending.

The shopping center industry

Chile

The first shopping center in Chile, Cosmocentro Apumanque, opened in 1981. Shopping center sales as a percentage of total retail sales in the country have increased continuously since then, according to the Chilean Council of Shopping Centers. However, a majority of retail sales in Chile still take place in stand alone stores, according to the International Council of Shopping Centers. We entered the shopping mall industry in Chile in the early 1990s with the Alto Las Condes shopping mall.

The Chilean shopping center industry is highly competitive and, at December 31, 2011, was composed of more than 30 shopping centers nationwide, the majority of which are operated by us, Grupo Plaza (controlled by Falabella), Parque Arauco and Saitec (controlled by Walmart Chile), according to public and internal estimates. Shopping centers not only compete with other shopping centers, but also with an increasing number of individual retail stores.

The following table provides certain information about us and our competitors in Chile at December 31, 2011:

	Gross leasable area(1)	Market share

Grupo Plaza	855	39%
Cencosud(2)	517	21%
Saitec(2)	254	10%
Parque Arauco S.A.(3)	316	11%

Source: Chilean Council of Shopping Centers and public filings by Falabella, Parque Arauco and Walmart Chile, as well as internal estimates.

(1)	In thousands of square meters.

(2)	Includes area leased to related companies.

(3)	Gross leasable area adjusted to reflect proportional ownership participation in each shopping center.

At December 31, 2011, we were the second-largest shopping center operator in Chile in terms of gross leasable space according to data published by the Chilean Council of Shopping Centers, and the leading operator in the upscale market segment according to our estimates and our experience in the industry. As noted in the table above, our principal competitors include Grupo Plaza and Parque Arauco. Parque Arauco’s shopping center Parque Arauco is located close to and directly competes with our largest shopping center, Alto Las Condes. Parque Arauco offers many of the same services as Alto Las Condes including ample parking and major department stores.

We are in the process of opening two additional shopping centers in Chile. We believe that with these new openings we will significantly increase our market share in the Chilean shopping center market.

Argentina

In 2011, the Argentine shopping center industry was composed of more than 50 shopping centers, the majority of which are operated by IRSA Inversiones Representaciones S.A. (“IRSA”) and Cencosud. As in Chile, shopping centers are relatively new to the market in Argentina, and most retail sales still take place at individual retail stores, according to the International Council of Shopping Centers.

The following table presents certain information about us and our main competitor in Argentina, IRSA, as of December 31, 2011:

	Market share(1)	Number of shopping centers

IRSA	57.6%	13
Cencosud(2)	42.4%	14

Source: Argentine Chamber of Shopping Centers, IRSA and INDEC.

(1)	Based on gross leasable area and including only the two largest operators.

(2)	Does not include area used by affiliate companies.

At December 31, 2011, we were the second-largest shopping center operator in Argentina in terms of gross leasable space, with a market share of 42% according to INDEC. Our principal competitor in Argentina’s shopping center market is IRSA which owns and operates the Abasto Shopping Center, Alto Palermo, Alto Avellandeda, Paseo Alcorta and Patio Bullrich, among others. At December 31, 2011, IRSA had a 58% share of the Argentine shopping center market.

Peru

In 2011, we estimate the Peruvian shopping center industry was composed of more than 30 shopping centers, the majority of which are operated by Real Plaza (associated with the Interbank Group that also operates Supermercados Peruanos), Falabella, Aventura Plaza, Parque Arauco and Jokey Plaza. The shopping centers industry is relatively new to the market in Peru, and most retail sales still take place at individual retail stores.

The following table sets forth the market shares held by the major shopping center operators in Peru as of December 31, 2011:

	Gross leasable area(1)	Market share(2)

Real Plaza (Interbank)	258	29.8%
Falabella	191	22.1%
Aventura Plaza	177	20.5%
Jockey Plaza	100	11.6%
Parque Arauco	84	9.7%
Cencosud	55	6.3%

Source: Company filings

(1)	In thousands of square meters.

(2)	Based on gross leasable area and including only the operators shown.

Our principal shopping center in Peru is Plaza Lima Sur with a supermarket and leasable area of 40,160 square meters, resulting in a market share of approximately 4.6% of the shopping center market, based on gross leasable area at December 31, 2011. We believe that the shopping center market in Peru has a high potential for growth, and we are currently developing additional shopping centers in Peru, which we believe will significantly increase our market share in Peru.

We are in the process of opening an additional shopping center in Peru, to be located in the sector of Miraflores in Lima, scheduled to open in June 2012 with 100% occupancy, 19 third-party stores and a gross leasable area of 1,026 square meters.

Business

Our business

We are a leading multi-brand retailer in South America, based on revenues, selling space, number of stores and gross leasable area. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We are headquartered in Chile and have operations in Chile, Argentina, Brazil, Colombia and Peru. Our business consists of six segments, including four retail segments, which allows us to reach a wide range of customers offering various combinations of products, price, quality and service. We seek to increase operations through organic growth and acquisitions in Brazil and Peru, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments, as described in “Our Business” and “Industry Overview and Competition.” As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina and Peru, with 25 shopping malls representing 566,442 square meters of gross leasable area as of March 31, 2012, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

For the year ended December 31, 2011, we had 826 stores and shopping centers with an aggregate of 3,131,729 square meters selling space and had assets of Ch$7,656,561 million, liabilities of Ch$4,686,927 million, net earnings attributable to controlling shareholders of Ch$285,915 million, and shareholders’ equity of Ch$2,874,438 million.

Throughout our 35-year history of growth we have developed, acquired, integrated and expanded several retail businesses with strong brands in the various markets where we operate. Since January 1, 2005, we have grown our total number of stores and shopping centers from 425 to 906 and the total selling space of our retail stores and shopping centers from 1,433,838 to 3,302,564 square meters. In addition, over the same period, we completed several strategic acquisitions that have significantly increased the size and geographic scope of our operations.

We believe that our strategy of operating as an integrated multi-format and multi-brand retailer, combined with our broad product offering and portfolio of brands has been one of the key strategic advantages in the successful growth of our businesses. Today we operate a diversified operational and geographic footprint across Latin American markets with highly attractive demographics and strong macroeconomic fundamentals. We believe that our broad presence and our competitive position across key markets will continue to allow us to consolidate the retail market and to benefit from the expected strong growth in underpenetrated retail markets such as Brazil and Peru.

The following table presents our total number of stores and shopping centers by country as of March 31, 2012:

	Chile	Argentina	Brazil	Peru	Colombia	Total

Supermarkets	191	272	189	74	—	726
Home improvement stores	29	48	—	—	4	81
Department stores	74	—	—	—	—	74
Shopping centers	9	14	—	2	—	25
Total	303	334	189	76	4	906

In summary, highlights of our commercial activities up to March 31, 2012 include:

•	906 stores and shopping centers as of March 31, 2012, an increase of 113% compared to 425 stores and shopping centers as of January 1, 2005.

•	3.3 million square meters of selling space as of March 31, 2012, an increase of 130% compared to 1.4 million square meters as of January 1, 2005.

•	More than 800 million people visited our stores and shopping centers in 2011, completing a total of 661 million transactions.

•	More than 450 thousand products offered through diversified business segments and 15 brand names present in five countries as of March 31, 2012.

•	A total of 4.3 million credit cards issued and U.S.$1.53 billion in credit card operations as of December 31, 2011.

The following table indicates the percentages of revenues from ordinary activities, gross margin and Adjusted EBITDA, as defined below, that each of our geographical markets represented, for the period indicated:

	Three months ended March 31,
	Chile	Argentina	Brazil	Peru	Colombia

	(unaudited)
Revenues from ordinary activities	38.3%	27.8%	25.5%	8.0%	0.5%
Gross margin	39.1%	33.0%	20.3%	7.0%	0.5%
Adjusted EBITDA(1)	40.5%	37.2%	15.9%	7.0%	(0.6%	)

(1)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

The following tables sets forth key financial and operating data for each of our principal segments:

	Three months ended March 31,
	2012	2012	2011

	(unaudited)
	(in millions of U.S.$)(1)	(in millions of Ch$)(1)
Supermarkets
Revenues from ordinary activities	3,315.08	1,615,903	1,268,227
Gross margin	813.91	396,732	311,397
Adjusted EBITDA(2)	193.86	94,494	82,705
Number of stores	726	726	658
Total selling area (square meters)	1,672,828	1,672,828	1,516,258

Home Improvement Stores
Revenues from ordinary activities	532.00	259,320	227,174
Gross margin	166.99	81,398	70,024
Adjusted EBITDA(2)	51.31	25,011	22,063
Number of stores	81	81	81
Total selling area (square meters)	704,457	704,457	672,831

Department Stores
Revenues from ordinary activities	378.47	184,480	143,612
Gross margin	97.29	47,423	39,565
Adjusted EBITDA(2)	4.90	2,389	6,331
Number of stores	74	74	35
Total selling area (square meters)	358,837	358,837	237,627

Shopping Centers
Revenues from ordinary activities	67.31	32,812	29,558
Gross margin	56.85	27,712	24,920
Adjusted EBITDA(2)	44.45	21,669	21,274
Number of shopping centers	25	25	25
Total leasable area (square meters)	566,442	566,442	553,239

Financial Services
Revenues from ordinary activities	148.63	72,450	65,969
Gross margin	94.35	45,990	51,466
Adjusted EBITDA(2)	49.28	24,021	29,876

(1)	Excluding number of stores and shopping centers, total selling space and gross leasable area.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

	Year ended December 31,
	2011		2011		2010		2009

	(in millions of U.S.$)		(in millions of Ch$)(1)
Supermarkets
Revenues from ordinary activities	U.S.$	11,398.88	Ch$	5,556,271	Ch$	4,452,759	Ch$	4,006,366
Gross margin	U.S.$	2,828.26	Ch$	1,378,607	Ch$	1,096,963	Ch$	951,883
Adjusted EBITDA(2)	U.S.$	771.71	Ch$	376,164	Ch$	307,711	Ch$	252,843
Number of stores		684		684		612		522
Total selling area (square meters)		1,591,332		1,591,332		1,404,631		1,156,607

Home improvement stores
Revenues from ordinary activities	U.S.$	1,946.17	Ch$	948,641	Ch$	819,838	Ch$	671,517
Gross margin	U.S.$	618.13	Ch$	301,303	Ch$	258,832	Ch$	201,351
Adjusted EBITDA(2)	U.S.$	171.90	Ch$	83,792	Ch$	69,787	Ch$	48,945
Number of stores		81		81		82		73
Total selling area (square meters)		703,170		703,170		700,579		618,456

Department stores
Revenues from ordinary activities	U.S.$	1,417.14	Ch$	690,772	Ch$	622,719	Ch$	516,537
Gross margin	U.S.$	392.58	Ch$	191,359	Ch$	175,950	Ch$	135,968
Adjusted EBITDA(2)	U.S.$	96.40	Ch$	46,990	Ch$	40,795	Ch$	11,390
Number of stores		35		35		34		30
Total selling area (square meters)		272,388		272,388		234,489		217,698

Shopping centers
Revenues from ordinary activities	U.S.$	266.14	Ch$	129,727	Ch$	116,991	Ch$	108,168
Gross margin	U.S.$	226.24	Ch$	110,278	Ch$	99,133	Ch$	85,759
Adjusted EBITDA(2)	U.S.$	205.03	Ch$	99,937	Ch$	89,076	Ch$	77,360
Number of shopping centers		25		25		25		23
Total leasable area (square meters)		564,839		564,839		542,735		516,410

Financial services
Revenues from ordinary activities	U.S.$	549.55	Ch$	267,874	Ch$	221,010	Ch$	261,257
Gross margin	U.S.$	373.88	Ch$	182,242	Ch$	150,552	Ch$	132,348
Adjusted EBITDA(2)	U.S.$	193.57	Ch$	94,355	Ch$	77,271	Ch$	68,143

(1)	Excluding number of stores and shopping centers, total selling space and gross leasable area.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

We are organized in six business segments: supermarkets, home improvement stores, department stores, shopping centers and financial services, plus complementary activities described as “Other.”

Supermarkets.    We operate 726 supermarkets throughout Chile, Argentina, Brazil and Peru, as of March 31, 2012, selling a wide variety of name brand and private label products. We believe that we are the second-largest supermarket operator in both Chile and Argentina, in terms of revenues based on comparisons against publically filed information for each of our main competitors as of December 31, 2011, and in Argentina, based also on information provided by third-party market researcher, Planet Retail. We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and as of March 31, 2012 we owned a total of 32 Jumbo hypermarkets and 159 Santa Isabel supermarkets in Chile. We operate 22 Jumbo hypermarkets and 250 Disco and Super Vea supermarkets in Argentina, as of March 31, 2012. In Brazil, as a result of recent acquisitions, we are now the fourth-largest supermarket operator in terms of revenues, according to the Associação Brasileira de Supermercados (the Brazilian Association of Supermarkets, or “ABRAS”). We believe we are the largest operator in the state of Minas Gerais, the second-largest in the northeast of Brazil, and we estimate we are the third-largest in the state of Rio de Janeiro (after the acquisition of Prezunic Comercial Ltda. (“Prezunic) in January 2012), all in terms of sales. Recently, in October 2011, we acquired the Cardoso supermarket chain (“Cardoso”) of three stores in the state of Bahia and in January 2012 we acquired Prezunic, the operator of a supermarket chain of 31 stores in the state of Rio de Janeiro, in Brazil, thus further expanding our presence in the Brazilian market. According to Apoyo y Asociados (“Apoyo”), a Peruvian rating agency associated with Fitch, Inc., we are the largest supermarket operator in Peru in terms of sales, with 74 stores as of December 31, 2011.

Home improvement stores.    We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of revenues based on our comparisons against information from public filings of our main competitors as of December 31, 2011. We sell a wide variety of building and other materials, including name brand and private label products. As of March 31, 2012, we have 29 Easy home improvement stores and 276,325 square meters of home improvement store selling space in Chile and 48 Easy and Blaisten home improvement stores and 392,772 square meters of home improvement store selling space in Argentina. In October 2008, we opened the first home improvement store in Colombia and as of March 31, 2012 we have four Easy home improvement stores and 35,360 square meters of selling space in Colombia.

Department stores.    We believe that we are the second-largest department store operator in Chile, in terms of revenues based on our comparison against information from public filings of our main competitors as of December 31, 2011. We also believe we have the largest selling space for department stores in Chile. We operate 35 Paris and 39 Johnson’s department stores in Chile with 358,837 square meters of total selling space as of December 31, 2011. Our Paris stores sell a wide variety of merchandise such as apparel, home furnishings, electronics and sporting goods, including name brand and private label products. In December 2011, we acquired an 85.58% interest in Johnson’s S.A. (“Johnson’s”), a department store with 39 stores throughout Chile under the Johnson’s brand and an additional 13 stores using the FES brand with a total of 117,569 square meters or an additional 44.3% of selling space over our existing Paris stores.

Shopping centers.    We believe that we are the second-largest operator of shopping centers in each of Chile and Argentina, in terms of total leasable area based on our comparisons against information from public filings of our main competitors as of December 31, 2011. As of March 31, 2012, we own and manage nine shopping centers in Chile, 14 in Argentina and two in Peru with a total gross leasable area of 566,442 square meters. In Chile and Argentina, each of our shopping centers contains a Jumbo hypermarket, an Easy home improvement store and, in Chile, a Paris department store as well as other third-party-owned businesses intended to attract customers and enhance their overall shopping experience.

Financial services.    We established our financial services division in 2003 when we launched our “Jumbo Más” credit card to facilitate in-store purchases and, since then, have significantly increased our credit card operations in Chile, Argentina, Brazil and Peru. We have grown both through our own private-label cards and joint ventures with third party bank issuers of credit cards, primarily to finance customers’ purchases in our stores. We also own Banco Paris, a specialty retail consumer bank in Chile, which provides a wide range of consumer and financial services. In August 2010, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. In 2011, we established Banco Cencosud in Peru and are currently applying for the operation license from the Peruvian financial services regulator (Superintendencia de Banca, Seguros y AFP, or “SBS”), and expect to start operations in the third quarter of 2012. Recently, we entered into an agreement with a major Brazilian bank, Banco Bradesco S.A. (“Banco Bradesco”), to offer financial services for all our stores in Brazil, namely the exclusive issuance and operation of the Cencosud Card credit card (Cartão Cencosud), as well as the offer, within Cencosud stores in Brazil, of consumer loans, purchase financing and insurance products.
As of March 31, 2012, we had a total of 4.3 million credit card and other accounts in Chile, Argentina, Brazil and Peru. As of March 31, 2012, we also had U.S.$1.53 billion in customer loans outstanding. Our financial services segment also includes our insurance brokerage services in Argentina, Chile, Brazil and Peru.

Other.    In our “other” segment we include the results of our Chile-based Aventura entertainment centers, which offer families the ability to enjoy different entertainment activities, such as electronic games, bowling and birthday parties; our frequent purchaser loyalty programs, which provide discounts and other promotions for our customers; and our corporate back-office, treasury, trading and other operations.

For the years ended December 31, 2011 and 2010, results from our “Other” segment represented 0.2% and 0.1%, respectively, of our consolidated revenues, and for the three-month period ended March 31, 2012, our “other” segment represented 0.2% of our consolidated revenues.

See also, “Management’s Discussion and Analysis of Results of Operations—Trends and Factors Affecting Our Results of Operations—Impact of Acquisitions” for additional details regarding our acquisition activities in recent years.

	Three months ended March 31, 2012
	Supermarkets	Home improvement	Department stores	Shopping centers	Financial services	Other

Revenues from ordinary activities	74.5%	12.0%	8.5%	1.5%	3.3%	0.2%
Gross margin	65.8%	13.5%	7.9%	4.6%	7.6%	0.6%
Adjusted EBITDA(1)	65.6%	17.2%	1.6%	14.4%	16.5%	(15.4%	)

(1)	See “Business—Our Business” for a description of our “Other” segment.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

Our strengths

We believe that our primary business strengths are the following:

Pan-regional market leader.    We believe we are a leading multi-format retailer in South America, based on revenues, selling space, number of stores and gross leasable area based on our market position in the sectors and countries in which we operate. The ranking methodology we use to calculate our market position is summarized in “Industry Overview & Competition” in this prospectus. Our operations cover the region’s largest markets in terms of population and GDP such as Chile, Argentina, Brazil, Peru and Colombia. We believe our presence in several markets reduces our dependence on any one market and helps mitigate the impact of any individual country’s economic cycle on our operations. The majority of our operations are concentrated in countries that are highly rated by major credit rating agencies—Chile, Brazil, Peru and Colombia. These countries, in addition to Argentina, have experienced a strong macroeconomic recovery since 2009. Based on our current market share participation and our ability to successfully open and acquire stores in various countries, we believe we are well positioned to capitalize on their future growth potential.

We operate in a region with favorable demographics.    We benefit from South America’s growing populations and improving socio-economic conditions of the countries where we operate. Based on data from the International Monetary Fund, we operate in a market of approximately 311 million people in 2011 with an expected annual growth rate of 1.0% from 2010 to 2015, compared to 1.0% for the United States and 0.2% for Western Europe. Additionally, the sustained macroeconomic growth and increasing disposable income in these countries has resulted in an unprecedented shift in socio-economic classes and a significant reduction in poverty levels. According to La Encuesta de Caracterización Socioeconómica Nacional (The National Socio-economic Survey for Chile, or “CASEN”), the percentage of people living below the poverty level in Chile has decreased from 39% in 1990 to 15% in 2009, and according to Euromonitor, Brazil has the fifth largest middle-class globally, with 32.4 million households as of December 31, 2011.

Well-recognized brand portfolio.    We offer a wide variety of leading products with recognized brand names, such as Jumbo, Paris, Easy, Gbarbosa, Bretas, Prezunic, Wong, Metro and Disco, which are associated with diverse consumption patterns, convenience, personalized customer service, broad product assortment and affordable prices. Our well-known brand names, supported by in-store and out-of-store advertising, have enabled us to reach a wide range of consumer segments.

Integrated multi-format strategy.    Originally focused on supermarkets, our anchor format representing 74.5% of our sales as of March 31, 2012, we have developed a multi-format strategy that has allowed us to expand our customer reach by offering various combinations of product, price, quality and service according to our customer needs in each country and city where we operate. This strategy has been a key factor in achieving sustained operating and financial growth. Furthermore, our continuous efforts on maximizing operational efficiency across countries and retail segments has enabled us to maximize the synergistic potential of our operations and, at the same time, sustain our operating margins and generate strong cash flow generation.

Proven track record in successfully integrating acquisitions.    We have a proven track record of acquiring and successfully integrating companies into our regional platform. We typically keep the brand name, the key personnel and the local customs and traditions of acquired companies, and focus on (i) improving aspects which we believe can be upgraded, such as technology, operations management, and quality of service, and (ii) exploiting economies of scale and scope derived from integrating the newly acquired operations into the existing regional platform. During the last five years, we have made eight acquisitions for more than US$2.2 billion that have significantly increased the size and geographic footprint of our operations.

Experienced management team and lead shareholder.    Our senior management team is led by Mr. Horst Paulmann Kemna, our Chairman of the Board, founder and Controlling Shareholder, who has been with Cencosud for more than 35 years, and Mr. Daniel Rodríguez, our Chief Executive Officer. The experience and commitment of our senior management team has been a critical component in the international growth of our operations as well as the continuing enhancement of our operational and financial performance.

Our history

Our history has been one demonstrating organic growth as well as significant, ongoing acquisitions designed to enhance our footprint in the industries in which we operate and increase our market share and brand recognition.

1960—2001

We trace our origins to the opening in 1960 of our first supermarket, with a selling area of 160 square meters, in Temuco, Chile. In the mid-1970s, we expanded our business by opening the first Jumbo hypermarket in Chile, with a selling space of 7,000 square meters, located on Kennedy Avenue in Santiago.

In 1982, we began our operations in Argentina with the opening of Argentina’s first Jumbo hypermarket which had a selling space of 9,282 square meters. We continued to expand in Argentina with the construction of Unicenter in 1988, Argentina’s largest shopping center which today has a selling space of 91,771 square meters. In 1993, we opened Lomas Center, the first shopping center in the south of the Buenos Aires metropolitan area. In 1994, we opened San Martin Factory (an outlet shopping center). In 1996, we opened Palermo shopping center in Buenos Aires. Between 1997 and 2003, we opened Quilmes Factory (an outlet shopping center), Palmas de Pilar and El Portal de Escobar, all of which are located in Greater Buenos Aires.

In 1993, we expanded our shopping center business in Chile by opening Alto Las Condes, at that time Chile’s most modern shopping center with a selling space of 115,258 square meters. In the same year, we expanded our line of business by opening Easy home improvement stores in Chile and Argentina which offer products required to improve and maintain a home, as well as construction materials and design and decoration products. That year, we opened our first Easy home improvement stores in the Alto Las Condes shopping center in Chile and in the Parque Brown Factory shopping center in Argentina.

2002—2006

In 2002, we continued our expansion in Chile by opening three new Jumbo hypermarkets, four new Easy home improvement stores and the Portal La Reina shopping center. In November 2002, we significantly expanded our presence in the Chilean home improvement sector through the acquisition of Proterra, a small chain of do-it-yourself stores in southern Chile, and converted its seven stores to our Easy home improvement stores. In 2002, we believe, through the acquisition of the operations of Home Depot (Argentina), we have the leading market position, based on revenues and selling space, in the Argentine home improvement sector.

In 2003, we acquired the supermarket chain Santa Isabel making us the second-largest supermarket operator in Chile in terms of revenues according to our estimations. We also opened two new shopping centers, the Florida Center and Portal La Dehesa, both in Santiago. We also started our credit card business with the incorporation of our Cencosud Administradora de Tarjetas de Crédito S.A. subsidiary, and the launching of the Jumbo Más credit card.

In April 2004, we acquired Las Brisas supermarket chain, which enhanced our geographical coverage in several areas including Valparaíso and Concepción through the addition of 17 new stores. In May 2004, we completed our initial public offering in Chile and were listed on the Santiago Stock Exchange. At the same time, we issued ADSs in the international capital markets in a private offering pursuant to Rule 144A and Regulation S, raising over U.S.$330 million. In November 2004, we believe, through the acquisition of the supermarket chain Montecarlo, we have consolidated our position as the second-largest supermarket operator in Chile. In November 2004, we also acquired the supermarket chain Disco in Argentina, one of Argentina’s largest supermarket chains, which we believe consolidated our position as the second-largest supermarket operator in that country in terms of revenues. Moreover, in October 2004, we opened a new shopping center in Argentina, Portal de Rosario, which we believe currently is the largest in the Rosario area in terms of revenues.

In March 2005, we entered into the department stores business through the acquisition of Empresas Almacenes Paris S.A., one of Chile’s most important department stores chains and which also operated a travel agency, an insurance broker, Banco Paris and Administradora de Créditos Comerciales ACC S.A. In September 2005, we rebranded our Las Brisas and Montecarlo brands under Santa Isabel brand, in order to consolidate and enhance our supermarket business.

2007—Present

In June 2007, we acquired other two supermarket chains in Chile, Infante which operates in the city of Antofagasta and Economax with a significant presence in Santiago’s downtown, adding in total 16 new stores to our supermarket business. Likewise, we expanded our retail department store business by acquiring the Foster and Eurofashion clothing store chain which sells the popular clothing brands Foster, JJO and Maritimo. In November 2007, we acquired the GBarbosa supermarket and hypermarket chain which operated both formats in the northeast region of Brazil with a total of 46 stores.

In December 2007, we entered into an agreement to acquired GSW S.A., the operator of the Wong chain of supermarkets, hypermarkets and shopping centers in Peru. Pursuant to this agreement the Wong family acquired a percentage of our shares and consequently became one of our main shareholders.

In May 2007, we entered into a joint venture agreement with Casino Guichard-Perrachon S.A. (“Casino”) in order to develop the home improvement store business in Colombia. Pursuant to the joint venture, initially we had a 70% interest in the joint venture and were in charge of the operational administration of Easy Colombia S.A., with Casino owning the remaining 30%. In April 2009, we acquired Casino’s shares in the joint venture, increasing our ownership stake to 100%.

In 2008, we entered the financing business in Argentina, with the launch of the Más credit card and the opening of an insurance brokerage company in Argentina. By the end of 2008, over 200,000 cards had already been issued and around 55,000 policies had been sold in Argentina. In September 2008, we acquired Blaisten, a professional do-it-yourself store in Argentina.

In 2010, we expanded our footprint in the Brazilian market through the acquisition of three supermarket chains. In March 2010, we acquired the four-store Super Familia supermarket chain which we estimate to be the third-largest in the city of Fortaleza. In April 2010, we entered the high-end retail market in Brazil with the acquisition of Perini Comercial do Alimento Ltda., operator of the four-store chain of Perini supermarkets in the city of Salvador. Perini is a well-known brand in Brazil with 46 years in the market and complements our existing operations in Brazil. In October 2010, we acquired what we estimated to be the largest supermarket chain in the Brazilian state of Minas Gerais, Bretas, with 62 stores in three Brazilian states at the time of acquisition: Minas Gerais, Goias and Bahia. With the Bretas acquisition, we consolidated our position as Brazil’s fourth-largest supermarket operator in terms of revenues, as measured by ABRAS.

At the beginning of 2011 we issued U.S.$750 million aggregate principal amount of bonds due 2121 in a 144A/Reg-S offering in the international capital market, with a fixed interest rate of 7.40%. Additionally, in June 2011 we issued a local bond in Chilean pesos, for the amount of Ch$54,000 million aggregate principal amount of bonds due 2031 in the local Chilean market, with a fixed interest rate of 7.40%. This was the first bond issued by a local company, both public and private, in Chilean pesos with a term to maturity of 20 years.

In March 2011, UBS AG London Branch (“UBS”) executed a shareholders agreement to purchase from certain investors a 38.636% stake in Cencosud’s subsidiary Jumbo Retail Argentina, which operates our supermarkets in Argentina, for U.S.$442 million. See “Business—Material Agreements.”

In August 2011, Cencosud Brasil Comercial Ltda. (“Cencosud Brasil Comercial”), Irmãos Bretas, Filhos e Cia. Ltda. (“Bretas”), Mercantil Rodrigues Comercial, Ltda. (“Mercantil Rodrigues”), Perini Comercial de Alimentos Ltda. (“Perini”) and Cencosud Brasil S.A. (“Cencosud Brasil”) entered into an agreement with Banco Bradesco pursuant to which Banco Bradesco agreed to render financial services in Cencosud stores in Brazil, particularly regarding the exclusive issuance and operation of the Cencosud Card credit card (Cartão Cencosud), as well as the offer, within Cencosud stores in Brazil, of consumer loans, purchase financing and insurance products.

In 2011, we continued expanding into the Brazilian market through the acquisition of Cardoso. Cardoso is a three-store supermarket chain in the state of Bahia, with net sales of approximately R$60 million (U.S.$35.9 million) in 2011. Cencosud paid the purchase price of US$11.3 million or Ch$5.429 in three installments, 60% on the closing of the transaction, 20% on the 6-month anniversary of the closing date and the remaining 20% on the first year anniversary of the closing date. We have converted the acquired stores to the GBarbosa format and are now operating under this brand.

In December 2011, we acquired 85.58% of the capital stock of in Johnson’s S.A. for an aggregate purchase price of Ch$32,606 million. Johnson’s is a department store with 39 stores throughout Chile using the Johnson’s brand and 13 stores using the FES brand totaling 117,569 square meters of selling space. In 2011, Johnson’s registered sales of CLP$118,447 million from its retail operations. We plan to replace all Johnson’s credit cards with Cencosud credit cards, which will soon be accepted across all our retail formats. With the acquisition of Johnson’s we are able to target low and middle income market segments, in a similar fashion as with the acquisition of Santa Isabel in the supermarkets division, as Johnson’s stores are smaller, targeted to low and mid income consumers and better located to target that market segment.

On January 2, 2012, we acquired 100% of the capital stock of Prezunic Comercial Ltda. (“Prezunic”). The aggregate purchase price of the operation was R$875 million, payable as follows: R$580 million on the closing date of the transaction (January 2, 2012), with the balance to be paid as follows: R$80 million, R$85 million, R$80 million and R$50 million, on the first, second, third and fourth anniversary of the closing date, respectively. We estimate that Prezunic is the third-largest supermarket chain in Rio de Janeiro with 31 stores and net sales of approximately R$2.2 billion in 2011.

Our business strategy

We aim to leverage our competitive strengths across our formats and business units to become one of the most profitable Latin American retailers by providing our customers with a superior shopping experience. We plan to accomplish our objectives by focusing on the following:

Continue to develop and expand our multi-format and multi-brand approach.    We believe that our integrated multi-format business model allows us to drive customer traffic in our stores and materialize synergies across our different business units. Currently we only operate department stores in Chile and we only operate home improvement stores in Argentina, Chile and Colombia. We will continue to develop and expand new formats in our key markets seeking to capture a greater share of the disposable income of our customer base.

Focus on operating margins and cash flows.    We are focused on streamlining distribution and back-office capabilities and improving operating efficiencies, seeking to improve our profitability and cash flow generation. Our emphasis on financial discipline has successfully allowed us to maintain high debt ratings while implementing our capital expenditure and expansion plan with sufficient flexibility to rapidly adapt and react to new opportunities and market dynamics.

Expand through growth in selective markets.    We believe we have significant opportunities to increase our presence and market share in those countries that we believe offer the best growth prospects, particularly Brazil and Peru. We believe that we have a solid foundation for continued growth, due to our focus on improving profitability, our store openings track record and our leading position based on revenues, selling space, number of stores and gross leasable area based on our market position in the sectors and countries in which we operate. The ranking methodology we use to calculate our market position is summarized in “Industry Overview & Competition” in this prospectus. We intend to leverage on our strong brand recognition, integrated business model and multi-format experience.

Continue to pursue opportunistic acquisitions while maximizing synergies.    We believe that further opportunities exist to gain scale and access to attractive locations and strong local brands through opportunistic acquisitions in key markets. We intend to seek a successful integration of all of our acquisitions expecting that these will facilitate our ability to implement synergies in purchasing, supply chain, marketing, back-office operations, technology and infrastructure. We expect to focus our efforts in expanding our presence in our core markets, particularly in Peru and Brazil, gaining access to key locations and strong local brands in our target markets.

Enhance customer loyalty.    We intend to increase our share of our customers’ total retail spending by offering a combination of competitive prices, quality products, convenient locations, personalized service and an attractive “one-stop” shopping environment. We seek to deliver a comprehensive shopping experience and we aim to successfully fulfill our customers’ needs through our multi-format approach, diversified product mix, innovative marketing and pricing and complementary consumer finance services.

Our organizational structure

The following is a simplified organizational chart showing our company and our principal operating divisions as of the date of this prospectus.

Operations

We serve several markets through our extensive network of stores and shopping centers in South America under six diversified business segments. Our five principal segments are: supermarkets, home improvement stores, department stores, shopping centers and financial services. As of March 31, 2012, we operated 906 stores and shopping centers in Chile, Argentina, Brazil, Peru and Colombia with a total selling area of 3,302,564 square meters. Through our various store formats and our numerous brands, we offer a full range of products intended to appeal to all types of consumers. The merchandise we carry includes one or more of the leading manufacturers in each category complemented by our offerings of our own private label brands. We believe the diversity and strength of our brands and our varied store formats allows us to compete effectively against our competitors, which range from traditional independent grocery stores and food specialists to mass market retailers.

As of March 31, 2012, our brand portfolio includes the following principal brands:

We believe we have established a positive record in the operation of our businesses. The following table sets forth certain performance metrics related to our consolidated growth for the periods presented:

	Three months ended March 31,
	2012		2011

	(in millions of Ch$)(1)
Number of retail stores		906		762
Total store area (square meters)		3,302,364		2,890,371
Net sales	Ch$	2,168,909	Ch$	1,738,634
Adjusted EBITDA(2)	Ch$	145,231	Ch$	151,811

(1)	Except numbers of stores and selling space.

(2)	See “Presentation of Financial Information” for the definition of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to IFRS measures.

Supermarkets

General

We pioneered the hypermarket format in Chile with the opening of our first Jumbo hypermarket in 1976. Since then, we have expanded and grown our supermarkets division, and at December 31, 2011 we owned a total of 32 Jumbo hypermarkets and 157 Santa Isabel supermarkets in Chile. We opened our first Jumbo hypermarket in Argentina in 1982 and in 2004 acquired the Disco supermarket chain, significantly enhancing our presence in Argentina and at December 31, 2011 we operated 21 Jumbo hypermarkets and 250 Disco and Super Vea supermarkets in Argentina. We estimate that we are each of Chile and Argentina’s second-largest supermarket operator in terms of sales.

In recent years, we have expanded beyond our traditional supermarket presence in Chile and Argentina and have made sizeable acquisitions in Brazil and Peru. As a result, at December 31, 2011 we operated 152 supermarket stores in Brazil under the brands GBarbosa, Mercantil Rodrigues, Perini, Super Familia and Bretas. With our acquisition of Prezunic in January 2012, we consolidated our position as Brazil’s fourth-largest supermarket operator, in terms of revenues, according to ABRAS. Regionally, we estimate that we are the second-largest operator in the northeast of Brazil, the largest operator in Minas Gerais in Brazil and, following the recent acquisition of Prezunic, the third-largest operator in Rio de Janeiro, in terms of sales. In Peru we operated 74 Metro and Wong hypermarkets and supermarkets at December 31, 2011. According to Apoyo, we are the largest supermarket operator in Peru in terms of sales. For the year ended December 31, 2011, our supermarkets generated revenues from ordinary activities, gross margin and Adjusted EBITDA of Ch$5,556,271 million, Ch$1,378,607 million and Ch$376,164 million, respectively.

As noted under “—History” above, our supermarket operations have expanded through organic growth and several acquisitions over the past three years. The following table sets forth, for the periods indicated, the effect of the expansion of our supermarket operations:

	Three months ended March 31,				Year ended December 31,
	2012		2011		2011		2010		2009

	(in millions of Ch$)(1)
Number of stores		726		621		685		613		522
Total selling space (square meters)		1,672,829		1,440,897		1,591,332		1,404,631		1,156,607
Average sales per store	Ch$	2,226	Ch$	2,092	Ch$	8,123	Ch$	7,276	Ch$	7,675
Sales per square meter	Ch$	0.97	Ch$	0.88	Ch$	3.52	Ch$	3.17	Ch$	2.95

(1)	Except numbers of stores and selling space.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our supermarkets per country:

	Three months ended March 31,				Year ended December 31,
Revenues from ordinary activities	2012		2011		2011		2010		2009

	(in millions of Ch$)
Chile	Ch$	470,448	Ch$	412,359	Ch$	1,826,056	Ch$	1,680,022	Ch$	1,609,130
Argentina		425,723		356,425		1,553,663		1,370,236		1,280,079
Brazil		551,071		358,668		1,552,064		842,901		566,257
Peru		168,662		140,776		624,488		559,600		550,901
Total	Ch$	1,615,903	Ch$	1,268,227	Ch$	5,566,271	Ch$	4,452,759	Ch$	4,006,366

Chile

At March 31, 2012, we operated 191 supermarkets in Chile, which together had 466,354 square meters of total selling space. Of our 191 supermarkets in Chile, 32 were Jumbo hypermarkets and 159 were Santa Isabel supermarkets.

The following table sets forth certain information regarding our supermarkets in Chile as of and for the periods indicated:

	Three months ended March 31,				Year ended December 31,
	2012		2011		2011		2010		2009

	(in millions of Ch$)(1)
Number of stores		191		166		190		163		162
Total selling space (square meters)		466,354		415,815		463,834		406,555		407,531
Average sales per store	Ch$	2,463	Ch$	2,989	Ch$	9,662	Ch$	10,371	Ch$	9,993
Sales per square meter	Ch$	1.01	Ch$	0.99	Ch$	3.94	Ch$	4.13	Ch$	3.95
Increase (decrease) in same-store sales		6.6%		5.4%		4.8%		5.9%		1.5%

(1)	Except numbers of stores, selling space and same-store sales.

Jumbo.    Our Jumbo hypermarkets are our largest stores in Chile and have selling areas ranging from 4,720 square meters to 11,816 square meters. At March 31, 2012 we operated 32 Jumbo hypermarkets in Chile which, for the three-month period ended March 31, 2012, generated revenues from ordinary activities of Ch$266,208 million representing 12.3% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our Jumbo hypermarkets in Chile for the periods presented:

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009

Number of stores	191	166	32	28	27
Total selling space (square meters)	242,374	218,349	241,439	217,414	213,016

Our Jumbo hypermarkets are primarily oriented towards middle and upper-middle income consumers and designed to provide a “one-stop” shopping experience by offering a wide selection of quality products with a high level of service. We tailor the product mix of each Jumbo hypermarket according to the preferences of consumers of each specific community. In recent years, we believe Chilean consumers have shown an increasing preference for food stores that offer not only a wide variety of traditional food and non-food items, but also an expanded assortment of prepared items and fresh fruits and vegetables. To respond to this trend, we have decided to upgrade, and continue to upgrade existing departments with product categories, such as the textiles, electronics and home appliance departments. This strategy allows us to provide consumers with a wider selection of food products and services, while shifting our sales mix toward higher-margin products.

Our Jumbo hypermarkets had an average of 44 checkouts and a staff of approximately 536. In 2011, our Jumbo hypermarkets served approximately 71 million clients, each of whom spent an average of Ch$14,500 per visit. Jumbo hypermarkets offer the widest assortment of products of any of our formats, averaging more than 40,000 stock-keeping units (“SKUs”) per store. Currently, the largest of our Jumbo stores is located in our shopping center located in Las Condes, Santiago, Chile, which has 10,871 square meters of selling space and 62 checkouts with POS technology and advanced conveyor belts. All Jumbo hypermarkets offer easily accessible car parking.

In terms of food selection, our Jumbo hypermarkets offer a full selection of attractively displayed fresh fruits and vegetables, meat, poultry, fish, and dairy products. In addition, they feature higher margin specialty departments such as full-service delicatessens, fresh seafood and bakery departments. They also offer products such as frozen foods and wine and spirits, as well as non-food items such as cosmetics and household goods. For the year ended December 31, 2011, approximately 82.0% and 18.0% of our Jumbo hypermarket revenues from ordinary activities were from food and non-food products, respectively.

For the year ended December 31, 2011, cash and cash equivalent sales accounted for approximately 58.0% of our hypermarket sales in Chile for the year ended December 31, 2011, while credit card sales including our Más card accounted for approximately 35.0% during the same period. During the quarter ended December 31, 2011, approximately 20.0% of our Jumbo sales in Chile were made with one of our Más credit cards. We have not suffered any material losses in connection with our credit sales. See “—Financial Services.”

Santa Isabel.    At March 31, 2012, we operated 159 Santa Isabel supermarkets in Chile, which have selling areas ranging from 350 square meters to 4,780 square meters. For the three-month period ended March 31, 2012, our Santa Isabel stores generated revenues from ordinary activities of Ch$204,240 million, representing 9.4% of our consolidated revenues from ordinary activities.

The following table sets forth certain performance metrics related to our Santa Isabel supermarkets in Chile for the periods presented:

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009

Number of stores	159	138	157	135	135
Total selling space (square meters)	223,980	197,466	222,395	190,905	194,515

The target market of our Santa Isabel stores is primarily the low- to middle-income segment of the Chilean population. Our Santa Isabel stores sell a wide variety of food products and general merchandise items similar to that offered by our Jumbo hypermarkets; however, Santa Isabel stores also offer higher quality merchandise, high-quality service and convenient locations. In addition, certain Santa Isabel stores feature higher margin specialty departments such as full service delicatessens, prepared foods, fresh seafood and bakery departments. Santa Isabel also offers products such as alcohol, cosmetics, household and other non-food items. For the year ended December 31, 2011, food products represented approximately 95.0% of the revenues from ordinary activities of our Santa Isabel stores.

Our Santa Isabel supermarkets have an average selling area of 1,459 square meters. Our Santa Isabel supermarkets had approximately 13 checkouts, with an average of 12,000 SKUs and had an average of 111 employees per store. Most of our Santa Isabel supermarkets have areas dedicated to customer parking. Our Santa Isabel stores served approximately 150 million clients in 2011 (measured in number of tickets issued), each of whom spent an average of Ch$5,400 per visit.

For the year ended December 31, 2011, cash and cash equivalent sales accounted for approximately 80.0% of our Santa Isabel sales in Chile while credit sales, including our Más card, accounted for approximately 14.0% For the quarter ending December 31, 2011, approximately 8.0% of our Santa Isabel sales were made with one of our Más credit cards. See “—Financial Services.”

Argentina

General

We operated 272 supermarkets in Argentina at March 31, 2012, which together had 506,987 square meters of total selling space. Of our 272 supermarkets in Argentina, 22 were Jumbo stores and 250 were Disco and Super Vea stores at March 31, 2012.

The following table sets forth certain information regarding our supermarkets in Argentina as of and for the periods indicated:

	Q1 2012		Q1 2011		Year ended December 31,
					2011		2010		2009

	(in millions of Ch$)(1)
Number of stores		272		256		269		256		250
Total selling space (square meters)		506,987		471,853		502,682		455,808		443,809
Average sales per store	Ch$	1,565	Ch$	1,392	Ch$	5,776	Ch$	5,352	Ch$	5,120
Sales per square meter	Ch$	0.84	Ch$	0.76	Ch$	3.09	Ch$	3.01	Ch$	2.88
Increase (decrease) in same-store sales		22.3%		23.8%		22.5%		25.2%		11.4%

(1)	Except numbers of stores, selling space and same-store sales.

For the year ended December 31, 2011, cash and cash equivalent sales accounted for approximately 41.3% of our supermarket sales in Argentina while credit sales, including our Más card, accounted for approximately 58.3%. For the year ended December 31, 2011, approximately 7.8% of our sales in Argentina were made with one of our Más credit cards. See “—Financial Services.”

Jumbo.    We opened our first Jumbo hypermarket in Argentina in 1982. Our Jumbo hypermarkets are our largest stores in Argentina and have selling areas ranging from 849 square meters to 13,337 square meters, with an average of 7,700 square meters of selling space. As of March 31, 2012, we operated 22 Jumbo hypermarkets in Argentina, 15 of which are located in the Buenos Aires metropolitan area. For the three-month period ended March 31, 2012, our Jumbo hypermarkets in Argentina generated revenues from ordinary activities of Ch$102,173 million, representing 4.71% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our Jumbo hypermarkets in Argentina for the periods presented:

`	Three months ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009

Number of stores	22	17	21	17	16
Total selling space (square meters)	163,903	145,474	163,902	149,991	136,265

As in Chile, the target market of our Jumbo hypermarkets in Argentina is primarily the middle to upper-middle income segment of the Argentine population. Our Jumbo hypermarkets are generally open 14 to 15 hours per day, depending on location, and have flexible closing hours to accommodate the requirements of the local community. In recent years, upper- and middle-class consumers have shown an increasing preference for food stores that offer not only a wide variety of traditional food and non-food items, but also an expanded assortment of prepared items and fresh fruits and vegetables. Thus, we choose our product mix according to the socioeconomic make-up of the customers at each hypermarket. Each of our Jumbo hypermarkets in Argentina has an area dedicated to customer parking. Our Jumbo hypermarkets had an average of 31 checkouts and approximately 207 staff. Jumbo hypermarkets offer the widest assortment of products of any of our formats in Argentina, averaging more than 55,000 SKUs per store in 2011. Our Jumbo hypermarkets served approximately 20.6 million clients in 2011 (measured in number of tickets issued), each of whom spent an average of Ch$20,000 per visit.

As in Chile, our Jumbo hypermarkets in Argentina offer a wide range of food and non-food items, including fresh fruits and vegetables, baked goods, fresh meats and other grocery items. We select our products according to quality and value rather than looking to offer the lowest price products in the market.

Disco and Super Vea.    Disco was founded in 1961 as a small grocery store and was acquired by Ahold in 1998. We acquired Disco on November 1, 2004 for approximately U.S.$315 million. This acquisition added 234 strategically located supermarkets to our operations in Argentina, thus adding an important presence in the city of Buenos Aires. Disco’s strategy has been to segment its stores into “service-oriented” (Disco) and “price-oriented” (Super Vea) formats. Disco also operates a virtual supermarket (Disco Virtual) which allows customers to place orders by telephone and over the internet for home delivery in the Buenos Aires and Córdoba metropolitan areas. For the three-month period ended March 31, 2012, our Disco and Super Vea stores generated revenues from ordinary activities of Ch$323,549 million, representing 14.9% of our consolidated revenues from ordinary activities for such period.

The following table sets forth certain performance metrics related to our Disco and Super Vea supermarkets in Argentina for the periods presented:

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009

Number of stores	250	239	250	240	232
Total selling space (square meters)	343,084	326,379	338,780	264,772	306,538

The target market of our Disco stores is primarily the middle- and high-income segment of the Argentine population. Disco has a service-oriented format and offers a wide variety of products and services to our customers. This format caters to more affluent customers who are willing to pay a premium for higher quality products, a more personalized service and a broader product assortment. To emphasize the service concept, Disco offers a wide variety of services, including internet purchasing options (Disco Virtual), photo developing services (Disco Foto), an in-store credit card (Discocard or Válida), a loyalty program (Discoplus) and a system for customers to pay their utility bills at the checkout (Discopago). Our Disco supermarkets had an average selling space of 1,300 square meters, approximately 11 checkouts, and around 32,000 SKUs and approximately 54 employees per store. Our Disco supermarkets served approximately 125.8 million clients in 2011 (measured in number of tickets issued), each of whom spent an average of Ch$10,000 per visit.

Disco also operates price-oriented stores under the Super Vea brand, which target primarily the low- and middle-income segment of the Argentine population Super Vea stores are primarily concentrated in the Cuyo (San Juan and Mendoza) and Northwest (Tucumán, Salta, Catamarca and Santiago del Estero) regions of Argentina and offer a lower level of services with a higher proportion of secondary brands and private labels.

Disco offers a wide range of food and non-food items, including fresh fruits and vegetables, baked goods, fresh meats, cleaning, health and beauty products and other grocery and supermarket items. In addition to general food and non-food items, Super Vea also sells a variety of home appliances, including televisions and refrigerators, as well as other household consumer products.

Brazil

In November 2007, we expanded our supermarket operations into Brazil with the acquisition of the GBarbosa chain of hypermarkets, supermarkets and electronics stores in the North-East region of Brazil, specifically in the states of Alagoas, Bahia and Sergipe. GBarbosa traces its origins to the opening of its first store in the city of Aracaju in July 1955 by its founder, Mr. Gentil Barbosa.

In 2010, we further expanded our operations in Brazil with the acquisitions of the Super Familia supermarket chain and the Perini supermarket chain. Our expansion continued in 2011, with the acquisition of Cardoso, a three-store supermarket chain in the state of Bahia. In 2012 we acquired Prezunic which we estimate is the third-largest supermarket chain in Rio de Janeiro.

As of March 31, 2012, we operated 189 stores in Brazil which together had 465,992 square meters of total selling space. Of these 189 stores, we operate 73 GBarbosa supermarkets, 77 Bretas stores, 4 Perini stores and 4 Mercantil Rodrigues stores and 31 Prezunic stores. In addition, we also operate 129 Eletro-show stores and pharmacies under the GBarbosa brand in Brazil. For the three-month period ended March 31, 2012, our supermarkets in Brazil generated revenues from ordinary activities of Ch$551,071 million, representing 25.4% of our consolidated revenues from ordinary activities for such period. Our supermarkets in Brazil served approximately 128 million clients in 2011, each of whom spent an average of R$41.82 per visit.

The following table sets forth certain performance metrics related to our supermarkets in Brazil for the periods presented:

	Three months ended March 31,				Year ended December 31,
	2012		2011		2011		2010		2009

	(in millions of Ch$)(1)
Number of stores		189		135		152		130		52
Total selling space (square meters)		465,992		343,587		391,485		332,626		120,608	*
Average sales per store	Ch$	2,916	Ch$	2,657	Ch$	10,211	Ch$	6,484	Ch$	10,890
Sales per square meter		1.18		1.04	Ch$	4.08	Ch$	2.53	Ch$	1.75
Increase (decrease) in same-store sales		2.7%		4.6%		1.3%		7.1%		(0.9%	)

*	Excluding Eletro-show stores and pharmacies operating under the GBarbosa brand. See “—Other Operations—Eletro-show” and “—Other Operations—Pharmacies.”

(1)	Except numbers of stores, selling space and same-store sales.

Cash and cash equivalent sales accounted for approximately 44.0% of our supermarket sales in Brazil for the year ended December 31, 2011 and credit card sales accounted for approximately 46.0% during the same period. See “—Financial Services.”

GBarbosa.    As of March 31, 2012, we operated 73 GBarbosa supermarkets in Brazil. Additionally, under the GBarbosa brand we also offer financial services to our customers in Brazil.

Our GBarbosa supermarkets represent our largest store format in Brazil. Our GBarbosa supermarkets have selling areas ranging from 5,000 to 8,000 square meters. These supermarkets have large parking facilities, and have on average approximately 17 checkouts and 137 employees. GBarbosa supermarkets target consumers of all income classes, and they offer a wide range of products, with a capacity for more than 30,000 SKUs. GBarbosa supermarkets sell products such as fresh fruit and vegetables, meat, poultry, dairy products, alcoholic beverages, textiles, cosmetics and cleaning products, in addition to more gourmet items, such as delicatessen products, fresh fish and bakery items. Our GBarbosa supermarkets also offer a wide range of non-food products, such as electronics, home appliances and textiles, which represent an important share of its sales.

Mercantil Rodrigues.    At March 31, 2012, we also owned and operated 4 Mercantil Rodrigues hypermarkets in Brazil. Mercantil Rodrigues hypermarkets offer a wide range of food and non-food items, including fresh fruits and vegetables, baked goods, fresh meats and other grocery items.

Super Familia.    On March 23, 2010, we acquired 100% of the outstanding shares of Super Família Comercial de Alimentos Ltda., operator of the Super Familia supermarket chain in Brazil, for approximately U.S.$33.1 million. We acquired four Super Familia stores in the city of Fortaleza, with a total sales area of 7,000 square meters, and two distribution centers. In 2011, we rebranded the Super Familia stores into the GBarbosa brand.

Perini.    On July 5, 2010, we acquired 100% of the outstanding shares of Perini Comercial do Alimento Ltda., operator of the four-store chain of Perini supermarkets in the city of Salvador da Bahia in Brazil, for approximately U.S.$27.7 million. Perini is a well-known brand in Brazil with 47 years in the market that targets the high-end retail customer segment and complements our business portfolio in Brazil. In addition to the four Perini stores in the city of Salvador da Bahia, we also acquired four additional points of sales inside shopping centers, with a total sales area of 4,900 square meters, and two distribution centers.

Bretas.    On October 31, 2010, we acquired 100% of the outstanding shares of Irmaos Bretas Filhos e Cía. Ltda., operator of the 63-store chain of Bretas supermarkets in the state of Minas Gerais in Brazil, for approximately U.S.$705 million. Bretas is a well-known brand in Brazil with 56 years in the supermarket industry. In addition to the 63 Bretas stores, we also acquired 10 additional gas stations, and two distribution centers.

Cardoso.    In October 2011, we acquired Cardoso, a three-store supermarket chain in the state of Bahia, with annual net sales of approximately R$60 million (U.S.$35.9 million) in 2011. We agreed to pay the purchase price of R$18 million (approximately US$11.3 million or Ch$5,429 million) in three installments, 60% on the closing of the transaction, 20% on the six-month anniversary of the closing date and the remaining 20% on the first year anniversary of the closing date. We have converted the acquired stores to the GBarbosa format and are now operating them under that brand.

Prezunic.    On January 2, 2012, pursuant to a stock purchase agreement executed on November 16, 2011, Cencosud Brasil S.A. (“Cencosud Brasil”) acquired from the Dias Da Cunha family 100% of the capital stock of Prezunic Comercial Ltda. (“Prezunic”). We estimate that Prezunic is the third-largest supermarket chain in Rio de Janeiro with 31 stores and net sales of approximately R$2.2 billion in 2011. The aggregate purchase price of the operation was R$875 million, payable as follows: R$580 million on the closing date of the transaction (January 2, 2012), from which R$190 million were deducted as working capital adjustments. The balance will be paid as follows: R$80 million, R$85 million, R$80 million and R$50 million, on the first, second, third and fourth anniversary of the closing date, respectively. Pursuant to the stock purchase agreement, Cencosud Brasil was also granted a preferential right from third-party landowners to acquire or lease two supermarket properties that were not owned by Prezunic at the time of the transaction, but were instead leased. Under the terms of this agreement, Cencosud S.A. serves as guarantor of Cencosud Brasil.

Peru

On January 31, 2008, we acquired 100% of the shares of GSW S.A., operating under the brand name Wong in Peru, for approximately U.S.$467 million. As of March 31, 2012, we operated 77 Wong and Metro hypermarkets and supermarkets in Peru which together had 233,496 square meters of total retail selling space. For the three-month period ended March 31, 2012, our stores in Peru generated revenues from ordinary activities of Ch$168,662 million, representing 7.8% our consolidated revenues from ordinary activities for such period.

Our Wong and Metro stores served approximately 100 million clients in 2011 (measured in number of tickets issued), each of whom spent an average of Ch$6,200 per visit. Cash and cash equivalent sales accounted for approximately 51.0% of our Wong and Metro stores sales in Peru for the year ended December 31, 2011, and credit card sales accounted for approximately 49.0% during the same period.

The following table sets forth certain performance metrics related to our Wong and Metro supermarkets and hypermarkets in Peru for the periods presented:

	Three months ended March 31,				Year ended December 31,
	2012		2011		2011		2010			2009

					(in millions of nominal Ch$)(1)
Number of stores		74		64		74		64			58
Total selling space (square meters)		233,496		209,642		233,331		209,642			184,659
Average sales per store	Ch$	2,304	Ch$	2,200	Ch$	8,439	Ch$	8,744		Ch$	9,498
Sales per square meter	Ch$	0.72	Ch$	0.67	Ch$	2.68	Ch$	2.67		Ch$	2.98
Increase (decrease) in same-store sales		8.6%		1.7%		6.5%		(2.3%	)		(2.5%	)

(1)	Except numbers of stores, selling space and same-store sales.

Wong.    As of March 31, 2012 we operated 17 Wong supermarkets in Peru, which had an average selling area of 3,513 square meters. Our Wong stores carry our full line of products and brands, at a variety of price points. In addition, some Wong stores contain separate specialty retail facilities operated by third parties. Our Wong supermarkets have approximately 30 checkouts, carried up to 60,000 SKUs and had approximately 262 employees per store. The target market of our Wong stores is primarily the middle- and high-income segment of the Peruvian population.

Metro.    As of March 31, 2012 we operated 57 Metro stores (hypermarkets and supermarkets) in Peru, which had an average selling area of 3,000 square meters. Metro stores carry our full line of products and brands, at a variety of price points. Our Metro hypermarkets and supermarkets had approximately 24 checkouts, carried up to 87,000 SKUs and had approximately 150 employees per store. The target market of our Wong stores is primarily the middle- and high-income segment of the Peruvian population.

Home improvement stores

General

In 1993 we opened our first Easy home improvement store segment in Chile and, since 2002, we have rapidly expanded our home improvement operations. As of March 31, 2012 we operated 81

Easy home improvement stores in Argentina, Chile and Colombia dedicated to home improvement, hobbies and construction. We believe we are the second-largest home improvement store operator in Chile and the largest in Argentina in terms of selling space, based on our comparisons against information from public filings of our main competitors as of December 31, 2011, and on information provided in the report by Planet Retail, a third-party research company, dated as of that date. In October 2008, we opened the first home improvement store in Colombia, where we operated four stores and 35,360 square meters of selling space in March 31, 2012. For the year ended December 31, 2011, our home improvement stores generated revenues from ordinary activities, gross margin and Adjusted EBITDA of Ch$948,641 million, Ch$301,303 million and Ch$83,792 million, respectively, and for the first quarter, our home improvement stores generated revenues from ordinary activities, gross margin and Adjusted EBITDA of Ch$258,320 million, Ch$81,398, and Ch$25,011 million, respectively.

Our home improvement operations have expanded through organic growth and several acquisitions over the past three years. The following table sets forth, for the periods indicated, information regarding the expansion of our home improvement operations:

	Three months ended March 31,				Year ended December 31,
	2012		2011		2011		2010		2009

	(in millions of Ch$)(1)
Number of stores		81		82		81		82		73
Total selling space (square meters)		704,457		672,251		703,170		700,579		618,456
Average sales per store	Ch$	3,201	Ch$	2,770	Ch$	11,712	Ch$	9,998	Ch$	9,199
Sales per square meter	Ch$	0.37	Ch$	0.38	Ch$	1.35	Ch$	1.22	Ch$	1.09

(1)	Except numbers of stores, selling space and same-store sales.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our home improvement stores per country:

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009

	(in millions of Ch$)
Revenues from ordinary activities
Chile	99,669	95,687	367,483	335,727	263,765
Argentina	148,833	122,367	541,778	451,021	398,226
Colombia	10,818	9,120	39,380	33,089	9,525
Total	259,320	227,174	948,641	819,838	671,517

Chile

In Chile, we operate our home improvement store business through 29 Easy home improvement stores, of which 11 are located in the Santiago metropolitan region and the rest throughout the various regions of Chile. For the years ended December 31, 2011 and 2010, Easy home improvement stores in Chile generated revenues from ordinary activities of Ch$367,483 million and Ch$335,727 million, respectively, representing 4.8% and 5.4% of our consolidated revenues from ordinary activities during those periods. For the quarter ended March 31, 2012 and 2011, Easy home improvement stores in Chile generated revenues from ordinary activities of Ch$99,669 million and Ch$95,687 million, respectively, representing 4.6% and 5.5% of our consolidated revenues from ordinary activities during those periods.

The following table sets forth certain performance metrics related to our Easy home improvement stores in Chile for the periods presented:

	Quarter ended March 31,				Year ended December 31,
	2012		2011		2011		2010		2009

	(in millions of Ch$)(1)
Number of stores		29		29		29		29		25
Total selling space (square meters)		276,325		273,625		276,325		273,625		251,144
Average sales per store	Ch$	3,437	Ch$	3,300	Ch$	12,672	Ch$	11,577	Ch$	10,551
Sales per square meter	Ch$	0.36	Ch$	0.35	Ch$	1.33	Ch$	1.23	Ch$	1.05
Increase (decrease) in same-store sales		3.1%		11.2%		4.9%		23.7%		1.7%

(1)	Except numbers of stores, selling space and same-store sales.

Our Easy home improvement stores are oriented toward three groups of consumers: professionals constructors and home improvement professionals, people interested in “do-it-yourself” projects and hobby enthusiasts. Each store is designed to provide customers with a “one-stop” shopping experience for home improvement needs. Our Easy home improvement stores offer a wide variety of home improvement items, including hardware, tools, construction and plumbing materials, electrical products, sporting goods, gardening supplies and other household wares. To complement our products and enhance service, each of our Easy home improvement stores also provides for free, or at a nominal charge, technical advice, home delivery, recommended contractors or builders, and cutting of wood and steel. Additionally, Easy allows customers to return unused products for any reason within a certain period of time.

Easy has a centralized purchasing model based on demand forecasting. However, each store can generate its own supplementary purchases. Price and commercial terms are overseen by different business managers in charge of negotiating with major providers. The product mix is determined based on the needs of the particular community that the store serves. Each year a commercial agreement is signed with each of our suppliers. These commercial agreements are standard for all suppliers and cover the terms on which goods are bought by Easy including volume, discounts, marketing expenses born by the supplier, fees charged for the use of space in the store, logistics expenses, and space in new stores. Our Easy home improvement stores in Chile have an average selling area of ranging from 1,500 square meters to 14,469 square meters, with an average of 9,505 square meters of selling area. Currently, the largest of these is the Easy home improvement store in Viña del Mar which has 14,469 square meters of selling area. As of December 31, 2011 our Easy home improvement stores had an average of 12 checkouts, carry more than 30,000 SKUs and average 166 employees. Each of our Easy home improvement stores has easily accessible car parking and many are located at our shopping centers. Our Easy home improvement stores in Chile served approximately 18 million clients in 2011, each of whom spent an average of Ch$20,300 per visit.

Our Easy home improvement stores offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials; and (v) agricultural products.

Cash and cash equivalent sales accounted for approximately 61.8% of our Easy sales in Chile for the year ended December 31, 2011, and credit sales accounted for approximately 11.6% during the same period. For year ended December 31, 2011, approximately 26.3% of our Easy sales were made with one of our Más credit cards. See “—Financial Services.”

Argentina

In Argentina, we operate our home improvement store business through 48 Easy and Blaisten home improvement stores, which had 392,772 square meters of total selling space as of March 31, 2012. For year ended December 31, 2011, our home improvement stores in Argentina generated revenues from ordinary activities of Ch$541,778 million, representing 7.1% of our consolidated revenues from ordinary activities during such period.

For the three-month period ended March 31, 2012 we generated revenues of Ch$148,833 million, representing 6.9% of our consolidated revenues.

The following table sets forth certain performance metrics related to our Easy home improvement stores in Argentina for the periods presented:

	Three months ended March 31,				Year ended December 31,
	2012		2011		2011		2010		2009

	(in millions of Ch$)(1)
Number of stores		48		49		48		49		46
Total selling space (square meters)		392,772		364,317		391,485		392,645		350,666
Average sales per store	Ch$	3,101	Ch$	2,497	Ch$	11,287	Ch$	9,205	Ch$	8,657
Sales per square meter	CH$	0.38	Ch$	0.34	Ch$	1.38	Ch$	1.24	Ch$	1.14
Increase (decrease) in same-store sales		-30.0%		28.0%		31.1%		27.8%		1.8%

(1)	Except numbers of stores, selling space and same-store sales.

Our home improvement business in Argentina has expanded rapidly over the past few years, primarily through the acquisition of four former Home Depot stores in 2002 and nine Blaisten stores in 2008. Our home improvement stores are located in 13 provinces of Argentina and include 12 stores in the Buenos Aires federal district and 23 in the Buenos Aires province. Our Easy and Blaisten home improvement stores in Argentina have an average of 8,180 square meters of selling space, average 14 checkouts, carry more than 35,000 SKUs and average 123 employees. Each of our Easy home improvement stores in Argentina has easily accessible car parking and many are located at our shopping centers. Our home improvement stores in Argentina served approximately 18.5 million clients in 2011, each of whom spent an average of Ch$21,000 per visit.

Our Easy home improvement stores in Argentina offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials and (iv) building and wholesale construction materials.

Cash and cash equivalent sales accounted for approximately 53.6% of our Easy sales in Argentina for the year ended December 31, 2011, and credit sales accounted for approximately 31.9% during the same period. For the three-month period ended March 31, 2012, approximately 16.7% of our Easy sales were made with one of our Más credit cards. See “—Financial Services.”

Colombia

In May 2007, we entered into a joint venture with Casino to develop the home improvement store business in Colombia, and subsequently acquired 100% ownership of the joint venture. In October 2008, we opened our first Easy home improvement store in Bogota, and as of March 31, 2012 we operated four Easy home improvement stores. For the year ended December 31, 2011, our Easy home improvement stores in Colombia generated revenues from ordinary activities of Ch$39,380 million, representing 0.5% of our consolidated revenues from ordinary activities for such period. For the three-month period ended March 31, 2012, Easy Colombia generated revenues of CH$10,818 million, representing 0.5% of our consolidated revenues. All four of our Easy home improvement stores are located in Bogota.

The following table sets forth certain performance metrics related to our Easy home improvement stores in Colombia for the periods presented:

	Three months ended March 31,				Year ended December 31,
	2012		2011		2011		2010			2009

	(in millions of Ch$)(1)
Number of stores		4		4		4		4			2
Total selling space (square meters)		35,360		34,309		35,360		34,309			16,646
Average sales per store	Ch$	2,705	Ch$	2,280	Ch$	9,845	Ch$	8,272		Ch$	4,763
Sales per square meter	Ch$	0.31	Ch$	0.27	Ch$	1.11	Ch$	0.96		Ch$	0.57
Increase (decrease) in same-store sales		11.2%		6.7%		11.8%		(3.6%	)		(9.3%	)

(1)	Except numbers of stores, selling space and same-store sales.

Our Easy home improvement stores in Colombia have selling areas ranging from 8,168 square meters to 9,895 square meters, with an average selling area of 8,840 square meters. As of December 31, 2011 our Easy home improvement stores in Colombia have around 17 checkouts, carry more than 25,000 SKUs and average 126 employees. Each of our Easy home improvement stores has easily accessible car parking. Our Easy home improvement stores in Colombia served approximately 1.6 million clients in 2011 (measured in number of tickets issued), each of whom spent an average of Ch$24,400 per visit.

Our Easy home improvement stores in Colombia offer a variety of products, including (i) flooring, paints, bath and kitchen materials; (ii) home, furniture, garden and hobby materials; (iii) hardware, electrical and plumbing materials; (iv) building and wholesale construction materials and (v) agricultural products.

Cash and cash equivalent sales accounted for approximately 57.2% of our Easy sales in Colombia for the year ended December 31, 2011, and credit sales accounted for approximately 42.8% during the same period.

Department stores

We entered the department store business in March 2005 through the acquisition of Empresas Almacenes Paris S.A., one of Chile’s leading department stores in terms of sales and number of stores. The principal activity of Paris is the retail sale of clothing products (including clothes for women, men and children, shoes and accessories) which represent approximately 50.5% of Paris’ sales, as well as of household goods, electronics and technology products which represent the other 49.5% of Paris’ sales. March 31, 2012, we estimate that we were the second-largest department store operator in Chile, in terms of sales. Based on our comparison against information from public filings of our main competitors as of December 31, 2011, we also believe we have the largest selling space for department stores in Chile.

March 31, 2012 we operated 35 Paris department stores and 31 Johnson’s department stores in Chile, which together had 358,837 square meters of total selling space. For the years ended December 31, 2011, 2010 and 2009, our department stores generated revenues from ordinary activities of Ch$690,772 million, Ch$622,719 million and Ch$516,537 million, respectively, representing 9.1%, 10.0% and 9.3% of our consolidated revenues from ordinary activities for such periods.

For the three-month periods ended March 31, 2012 and 2011, our department stores segment generated revenues from ordinary activities of Ch$184,480 million and Ch$143,612 million, respectively, representing 8.5% and 8.3%, respectively, of our consolidated revenues from ordinary activities for such periods.

The following table sets forth certain performance metrics related to our department stores in Chile for the periods presented:

	Three months ended March 31,				Year ended December 31,
	2012		2011		2011		2010		2009

	(in millions of Ch$)(1)
Number of stores		74		34		35		34		30
Total selling space (square meters)		358,837		236,489		272,388		234,489		216,193
Average sales per store		2,493		4,224	Ch$	19,736	Ch$	18,315	Ch$	17,218
Sales per square meter	Ch$	0.51	Ch$	0.61	Ch$	2.54	Ch$	2.66	Ch$	2.39
Increase (decrease) in same-store sales		9.4%		17.9%		5.4%		19.7%		(1.7%	)

(1)	Except numbers of stores, selling space and same-store sales.

Our Paris department stores served approximately 28 million clients in 2011 (measured in number of tickets issued), each of whom spent an average of Ch$24,690 per visit. Our Paris department stores in Chile have selling areas ranging from 2,926 square meters to 13,175 square meters, with an average selling area of 8,119 square meters. Currently, the largest of these is the Paris department store in Plaza Oeste which has 13,175 square meters of selling area. Our Paris department stores had approximately 83 checkouts, carried more than 113,000 SKUs and an average of 262 employees.

Our Paris department stores carry a variety of products, including (i) clothing, (ii) accessories and cosmetics, (iii) home décor, (iv) electronic and household appliances, (v) sporting goods, and (vi) footwear. Our Paris department stores currently carry private label products under the brands Tribu, Opposite, Aussy, Greenfield and Alaniz. During the year ended December 31, 2011, our private label products represented 24.5% of our department store revenues.

Cash and cash equivalent sales accounted for approximately 51.0% of our Paris sales in Chile for the year ended December 31, 2011, and credit sales accounted for approximately 49.0% during the same period. Paris supports the sale of its products and services through our Más credit cards, which as of December 31, 2011, accounted for over 1.7 million of active cards. During the year ended December 31, 2011, approximately 53.0% of Paris’ total sales were made with Más cards. For the three-month period ended March 31, 2012, approximately 47.0% of Paris total sales were made with Más credit cards.

Shopping centers

General

We entered the shopping center business in 1988 when we opened Unicenter in Argentina and have grown to be one of the largest owners and managers of shopping centers in South America. We operated 25 shopping centers at March 31, 2012, which together had 566,442 square meters of total leasable space. Of our 25 shopping centers, nine are in Chile, 14 are in Argentina and two are in Peru. We believe that we are the second-largest operator of shopping centers in Chile and Argentina, in terms of revenues, based on our comparison against information from public filings of our main competitors as of December 31, 2011, and information provided by third-party research company, Planet Retail. Many of our shopping centers contain a Jumbo hypermarket and an Easy home improvement store, and 11 of these have an Aventura family entertainment center. For the year ended December 31, 2011, our shopping centers generated revenues from ordinary activities, gross margin and Adjusted EBITDA of Ch$129,727 million, Ch$110,278 million and Ch$99,937 million, respectively. For the three-month period ended March 31, 2012, our shopping centers generated revenues from ordinary activities, gross margin and adjusted EBITDA of Ch$32,812 million, Ch$27,712 million and Ch$21,669 million, respectively.

Shopping center segment revenues are derived principally from lease payments charged to tenants. Lease payments are calculated based on a variable percentage of net sales from each store, but may be no less than the fixed minimum lease payment as specified in the terms of the lease. The percentage of revenues upon which each store’s lease payments are calculated is set forth in the respective lease agreement and is fixed through the term of the contract. These percentages vary among the type of business conducted by each retailer. In addition, each tenant pays a percentage of common area costs and mall publicity. According to our experience, a new shopping center takes an average of three or four years in consolidating its incomes level.

Over the past two years we have opened new shopping centers in Argentina (Portal Trelew, with a leasable area of 5,855 square meters and an occupancy rate of 95.3%) and in Chile (Portal Nuñoa, with a leasable area of 14,690 square meters and an occupancy rate of 65.2% and Portal Belloto with a leasable area of 3,425 square meters and an occupancy rate of 85.6%).

As noted previously, our shopping centers have expanded through organic growth over the past three years. The following table sets forth, for the periods indicated, information regarding the expansion of our shopping centers:

	Three months ended March 31,				Year ended December 31,
	2012		2011		2011		2010		2009

	(in millions of Ch$)(1)
Number of stores		25		25		25		25		23
Total leasable area (square meters)		566,442		542,735		564,839		542,735		522,264
Average sales per store		1,312		1,182	Ch$	5,189	Ch$	4,680	Ch$	4,703
Sales per square meter	Ch$	0.06	Ch$	0.05	Ch$	0.23	Ch$	0.22	Ch$	0.21

(1)	Except numbers of stores and leasable area.

The following table sets forth, for the periods indicated, the revenues from ordinary activities of our shopping centers per country:

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009

	(in millions of Ch$)

Revenues from ordinary activities
Chile	16,454	14,622	64,501	54,852	51,591
Argentina	14,771	13,581	59,661	53,337	46,581
Peru	1,587	1,356	5,565	8,802	9,996
Total	32,812	29,558	129,727	116,991	108,168

Chile

We owned and operated nine shopping centers in Chile at March 31, 2012, which together had 282,693 square meters of total leasable area (excluding space leased to our Jumbo and Easy stores and square meters of spaces leased to third parties within our supermarkets). Our Chilean shopping center business generated Ch$16,454 million in revenues from ordinary activities during the three-month period ended December 31, 2011 (after eliminating inter-company sales which generally include revenue from rental payments by Jumbo, Easy and Paris stores), representing 0.8% of our consolidated revenues from ordinary activities for such period. This revenue takes into consideration our nine shopping centers, as well as space rented to third parties in our stores.

We seek to “anchor” shopping centers around Paris, Jumbo and Easy stores and to promote the flow of consumers to such destinations by including other tenants that complement the services and merchandise offered by the “anchor” tenants. Since 2002, we have also actively worked to promote this flow with the launch of our Aventura family entertainment centers. As of March 31, 2012 we operated four Aventura centers in our shopping centers in Chile at Alto Las Condes, Florida Center, Portal Temuco and Portal Nuñoa. The Aventura centers offer families the ability to enjoy different entertainment activities, such as electronic games, bowling and birthday parties.

The following table shows certain information regarding the shopping centers we own in Chile as of and for the three months ended March 31, 2012:

	Location	Opening year	Gross leasable area(1)

			(square meters)
Florida Center	Santiago	2003	75,797
Alto Las Condes	Santiago	1993	76,110
Portal La Reina	Santiago	2002	4,087
Portal Rancagua	Rancagua	2000	6,981
Portal El Belloto	Quilpue	2011	23,332
Portal La Dehesa	Santiago	2003	46,407
Portal Temuco	Temuco	2005	29,534
Portal Valparaíso	Valparaíso	2006	755
Portal Nuñoa	Santiago	2011	14,690
Total			282,693

(1)	Excludes space leased to our Jumbo and Easy stores and our 30,377 square meters of space leased to third parties within our supermarket.

Our three largest shopping centers in Chile are Alto Las Condes, Florida Center and Portal La Dehesa. Alto Las Condes opened in 1993 and Florida Center and Portal La Dehesa opened in the second half of 2003.

Alto Las Condes is a 251-store shopping center located in the commercial area of Las Condes, an affluent suburb of Santiago. As of December 31, 2011, the occupancy rate in Alto Las Condes was 100%. It has three department stores, Paris, Falabella and Ripley and offers a complete range of services including cinemas, food courts, an Aventura entertainment center, a medical center, ample parking and a wide-variety of stores.

Florida Center, our second-largest shopping center, is a 183-store shopping center located in La Florida in the southern area of Santiago. As of December 31, 2011, the occupancy rate in Florida Center was 99%. Florida Center has three department stores, Paris, Ripley and La Polar and a complete range of services, as well as an Aventura entertainment center. We own the land on which the Florida Center was constructed.

Portal La Dehesa, our third-largest shopping center, is a 113-store shopping center located in Lo Barnechea, one of Santiago’s most affluent neighborhoods. As of December 31, 2011, the occupancy rate in Portal La Dehesa was 99%. It has two department stores, Falabella and Ripley, and offers a complete range of services including cinemas, food courts, a medical center, ample parking and a wide-variety of stores.

We are currently in the process of constructing two additional shopping centers in Chile:

•	Portal Osorno, Osorno (expected to open in the second quarter of 2012); and
•	Costanera Center, Santiago (shopping center opened June 13, 2012; office tower scheduled to open in 2013).

Costanera Center is the largest shopping center in Chile, with approximately 139,388 meters square of gross leasable area. It is located in Providencia, Santiago, near a recently developed area of office and apartment buildings, in the heart of Santiago’s financial district. The Costanera Center is the largest multi-purpose commercial complex in Chile and contains Jumbo, Paris, and Easy stores, as well as an enclosed six-story shopping center, movie cinemas, a four- and a five-star hotel, office towers and five levels of underground parking spaces with capacity for approximately 6,000 cars. We own the land where the Costanera Center is being built. We believe that the Costanera Center office tower will be the highest building in South America, and was designed by world-renowned architect Cesar Pelli. The shopping center was originally scheduled to open and begin producing revenues in April 2012 and opened in June 13, 2012, with an expected initial occupancy rate of approximately 80%.

Argentina

As of March 31, 2012 we owned and operated 14 shopping centers in Argentina, which together had 228,999 square meters of total leasable area. Of our 14 shopping centers, nine are located in the greater Buenos Aires metropolitan area, and one each in Mendoza, Neuquén, Rosario, Tucumán and Trelew. We operate seven Aventura family entertainment centers in our shopping centers in Argentina. Our shopping center business in Argentina generated Ch$14,771 million in revenues from ordinary activities during the three-month period ended March 31, 2012 (after eliminating inter-company sales which generally include revenue from rental payments by Jumbo and Easy stores), representing 0.7% of our consolidated revenues from ordinary activities for such period. As in Chile, this revenue takes into consideration our 14 shopping centers, as well as space rented to third parties in our hypermarkets, supermarkets and home centers. Revenues from our Argentine shopping center operations are derived in the same manner as in Chile, using variable percentage leases with fixed minimum payments. Each tenant also pays a percentage of common area costs and mall publicity.

Each of our shopping centers in Argentina has a Jumbo hypermarket or a Disco or Super Vea supermarket, and all except Unicenter have an Easy home improvement store. We seek to “anchor” shopping centers around Jumbo and Easy stores and to promote the flow of consumers to such destinations by including other tenants that complement the services and merchandise offered by Jumbo and Easy stores. Since 2002, we have also actively worked to promote this flow with the launch of our Aventura family entertainment centers. Unlike Chilean shopping centers, shopping centers in Argentina typically do not have anchor department store tenants.

The following table presents certain information regarding the shopping centers we own in Argentina as of March 31, 2011:

	Location	Opening year	Gross leasable area(1)

			(square meters)
Unicenter	Buenos Aires	1988	72,378
Palmas de Pilar	Buenos Aires	1998	31,516
Quilmes Factory	Buenos Aires	1997	11,687
Portal Rosario	Rosario	2004	26,953
Plaza Oeste	Buenos Aires	1997	19,956
Portal Tucuman	Tucuman	2007	10,240
El Portal de la Patagonia	Neuquen	2000	11,608
Lomas Center	Buenos Aires	1993	8,359
El Portal de Escobar	Buenos Aires	2000	4,328
San Martín	Buenos Aires	1994	5,420
El Portal de los Andes	Mendoza	2001	6,002
Palermo	Buenos Aires	2009	4,037
Parque Brown	Buenos Aires	1982	10,797
Trelew	Trelew	2010	5,718
Total			228,999

(1)	Excludes space leased to our Jumbo, Disco, Super Vea and Easy stores.

Our largest shopping centers in Argentina are Unicenter and Portal Rosario which opened in 1988 and 2004, respectively. Unicenter is located in Buenos Aires and Portal Rosario in Santa Fe; each provides a complete range of services including cinemas, food courts, ample parking and a wide-variety of stores. Unicenter, a 271-store shopping center, was our first shopping center in Argentina. Unicenter is strategically located 25 kilometers from the center of Buenos Aires to take advantage of neighboring areas as well as to attract people from the affluent areas of the city. As of December 31, 2011, the occupancy rate in Unicenter was 100%. Portal Rosario, our second-largest shopping center in Argentina, is a 144-store shopping center with an occupancy rate of 96%, as of December 31, 2011.

Peru

We own and operate two shopping centers in Peru, which together had 54,750 square meters of total leasable area. Our shopping center business in Peru generated Ch$1,587 million and revenues from ordinary activities during the three-month period ended March 31, 2012 (after eliminating inter-company sales). As in Chile, this revenue takes into consideration our two shopping centers, as well as space rented to third parties in our hypermarkets and supermarkets.

Revenues from our Peru shopping center operations are derived in the same manner as in Chile, using variable percentage leases with fixed minimum payments. Each tenant also pays a percentage of common area costs and mall publicity.

The following table presents certain information regarding the shopping centers we own in Peru as of March 31, 2012:

	Location	Opening year	Gross leasable area(1)

			(square meters)
Plaza Lima Sur	Lima	2007	46,750
Plaza Camacho	Lima	2007	8,000
Total			54,750

(1)	Excludes space occupied by Wong stores.

Plaza Lima Sur provides a complete range of services including cinemas, food courts, ample parking and a wide-variety of stores. We are in the process of opening an additional shopping center in Peru, to be located in the sector of Miraflores in Lima, which is scheduled to open in June 2012 with an occupancy rate of 100%,19 third-party stores and 1,026 square meters of gross leasable area.

Financial services

General

Our financial services division was established in 2003 when we launched our “Jumbo Más” credit card. With our acquisition of Paris in 2005, we obtained our predecessor’s credit card accounts and thus significantly expanded our credit card business. We have been working under a multi-brand strategy in our credit card business, where all brands function under the “Más” umbrella with the “Más Paris,” “Más Jumbo” and “Más Easy” cards and all cards can be used at all of our retail stores. We are currently rolling out a single Cencosud brand for our credit cards throughout our operations in South America, which will allow us to obtain a greater advantage of the “Cencosud” brand as well as to achieve greater operational efficiencies, as we will be able to consolidate under one common database all relevant information for our customers. Through this strategy, we expect to achieve higher penetration of our credit card business as we encourage consumers to use our credit cards rather than third-party cards, such as Visa or MasterCard. In Chile, during the year ended December 31, 2011, 53.3% of total sales in department stores, 15.6% in supermarkets and 19.4% in home improvement stores, were paid with one of our credit cards. In Chile, during the three-month period ended March 31, 2012 46.9% of total sales in our department stores segment, 16.1% in supermarkets and 19.6% in home improvement stores were paid with one of our credit cards. As of March 31, 2012, we had over 4.2 million active credit card accounts. Our financial services operations also include a joint venture in Brazil and insurance brokerage in Chile.

The following table sets forth, for the periods indicated, the revenues from ordinary activities from our financial services operations per country, with 80.9% of such revenues from ordinary activities coming from Chile, as of March 31, 2012:

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009

	(in millions of Ch$)

Revenues from ordinary activities
Chile	58,607	56,087	222,560	199,727	240,231
Argentina	10,340	7,095	31,915	12,654	13,386
Brazil	1,150	1,838	4,657	5,776	4,308
Peru	2,353	949	8,741	2,853	3,332
Total	72,450	65,969	267,874	221,010	261,257

Client segmentation.    Clients are segmented by income level and by risk profile. Key factors include job stability, income and payment capacity, purchasing behavior, history with us and credit track record and legal history.

Credit approval process.    We continue to improve our credit approval process in order to better balance our customers’ need to receive fast credit approval and our desire to limit our risk exposure. Many of our clients are pre-approved on the basis of their past behavior demonstrated through our customer loyalty program. Applications from customers who are not in this pre-approved category are subject to an evaluation process that undergoes various controls and credit limits are a function of the client’s risk profile and the amount of information provided. First, the applicant’s identity and credit record is checked internally using our extensive customer credit history database. In addition, we compare the information in our credit history database against the information obtained from regional credit bureaus and governmental agencies. Based on the information filed by the applicant, the information found in our credit history database and the credit bureau data, we determine the credit limit for the applicant. The applicable interest rate and down payment are then calculated based on an analysis of the applicant’s credit history, repayment capacity and proof of income which is then compared against our predetermined standards.

Credit limits and interest rates charged are periodically analyzed based on the clients’ purchasing behavior and payment history state-of-the-art software, such as TRIAD and FICO. The annual standard interest rate we charge on our credit cards in Chile ranges from 0% to the legal maximum interest rate, which was 54.0% per year at March 31, 2012, and credit limits can be revised two times per client during a calendar year.

Collection procedures.    We have specialized and advanced collections procedures, which are automated and include a call center which is connected to our Cyber Financial collection system and a collection force and team of lawyers who monitor the collection of our credit card receivables. Our process is standardized across all the countries in which we operate. Our collection strategy involves initial friendly reminders followed by the negotiation of a higher interest rate on any outstanding payments. Variables that determine the collection procedures include: amount past due, days since due date, payment promises, date of last contact by client and client behavior.

Customers who are 1-15 days late in their payments receive a reminder via pre-recorded calls from an automatic call system, which include the customer’s name, the amount due and the due date. The system automatically selects customers with 1-15 day delays and makes one call at this point.

Approximately 15 to 60 days after the due date, specifically trained callers contact each customer directly as a reminder that their account is past due. This phase of the collection system is fed by an internal database which automatically dials the customers’ numbers and transfers the call and the customer’s data to trained operators who use a script designed to elicit a promise of payment from the customer including amount and date. We are able to effect an average of 250 calls per operator per day, and a follow up call is also automatically scheduled when a payment has not been received by the date indicated by the customer.

After 60 days, our actions involve a combination of continued calls and home visits aimed at obtaining a discharge of the debt or a payment rescheduling. Prior to this stage a customer has already received approximately 10 calls. The system assigns customers to each collector depending on their addresses and suggests the most effective route to reach a customer’s home. The strategy is to collect as much of the debt as possible or to reach a payment arrangement with the customer based on an understanding of their economic needs.

Risk management.    Risk management is a key component of the financial services business and a priority for our management. The objective of our risk management policies is to achieve the right balance between risk and profitability for each of the financial products offered and customer segments covered. In order to achieve this, we focus on client selection and segmentation procedures, having the right credit approval process in place, implementation of client retention policies and collection procedures.

Risk management decisions are for the most part automated and are supported by the information technology systems we have in place. Only a few cases are analyzed separately by highly trained specialists. Our data and transaction processing systems maintain all branches linked through their local intranet, allowing expediency and confidentiality in the handling and transmission of credit data. All business processes, from origination to account opening, issue of plastics, transaction validation, loan management, customer management, generation and printing of bills, payments, collections, delinquency management and processing, are supported by these state-of-the-art systems. We use Fair Isaac Model Builder, a world-class credit management system, to develop our analytics and segmentation-origination, behavior, payment projection, offering response probability and attrition models. We complement this with behavior score analysis by client segment.

Allowance for loan losses.    We seek to use appropriate practices to identify risk in our accounts and determine potential future losses. Our provisions have two components: a “base provision” and an “additional provision” as described below:

Base provision.    The first provision is estimated by segmenting the portfolio in 252 client clusters based on the type of credit card owned, credit limit, history, current delays, renegotiation history and type of primary expenditures under the card (e.g., supermarkets, department stores or home improvement stores). This segmentation allows us to better identify risks by performing differential risk analysis. We use a write-off model that estimates the statistically relevant non-performance rates per client cluster and generates the expected write-off rates per client cluster. Write-off rates are calculated based on 12-month averages to soften seasonality effects. Although write-off rates are updated every six months, if there are external conditions that may affect our industry, such as significant changes in macroeconomic variables like economic growth, unemployment rates and inflation, among others, then write-off rates are updated quarterly.

Additional provisions.    For rehabilitated or renegotiated portfolios and for new products or markets for which there is no payment history to estimate future write-offs, a write-off rate is estimated at the time of sale based on “customer’s clones” that forecast expected behavior until actual behavior and history can be included in our write-off model.

Once the customer exceeds 180 days of delay, the total debt as of the date is written-off and recoveries are registered only on the basis of effective payments. The accuracy, coverage and sufficiency of the provisions are monitored periodically through statistical back testing and these results are reviewed by our risk committee. We believe our allowance for loan and credit losses as of the date hereof is adequate to cover all known or knowable losses in our portfolio of accounts.

Chile

Credit cards

We are engaged in the credit card business in Chile through the issuance of our Más Jumbo, Más Easy, Más Paris credit cards, which have a strong presence in our stores and can be used in more than 290 affiliated businesses. As of March 31, 2012, we had approximately 2.1 million active credit card accounts in Chile. Through our “Más” card, we have increased the purchasing power of our middle- and low-income clients, who generally do not have credit offers with other institutions, and are generally unable to bear the fixed costs charged by other credit cards.

In addition to increasing sales and traffic in our stores, we also seek to achieve a financial return by facilitating access to credit for an underserved segment of the population. We target all customers of our stores as well as customers in affiliated businesses. Many of our credit card customers also have access to cash advances they can access from tellers at Jumbo, Santa Isabel, Paris, Easy and Turbus stores or from the ATM network of Banco Santander, allowing them to make cash withdrawals in many points of Chile.

Our Más credit cards offer a single credit card with features including monthly payments of minimum charge, revolving credit and installment loans. In addition, when using our Más credit cards, customers also receive added benefits such as access to discounts and special offers and accumulation of points, which are usable in our loyalty program and can later be used to make purchases in our stores. Cardholders are charged with administration fees, and interest charges are based on individual extensions of credit. The average interest rate charged to cardholders as of December 31, 2011, 2010 and 2009 was 2.88%, 3.27% and 2.46%, respectively. We adjust the interest rates on our credit cards regularly in response to costs of funding and standard rates in the industry. The revolving interest rates charged to cardholders are floating.

The following table sets forth the credit cards sales by Jumbo, Santa Isabel, Easy and Paris in Chile and the percentage that such sales represent of each store’s total sales for the periods presented:

	Three months ended March 31,		Year ended December 31,
	2012		2011		2010		2009
	Sales	%	Sales	%	Sales	%	Sales	%

	(in millions of Ch$)(1)
Jumbo	57,391	18.0%	248,094	20.5%	228,701	21.1%	192,281	19.5%
Santa Isabel	18,182	7.5%	78,491	8.1%	76,358	8.3%	72,827	7.8%
Easy	23,376	19.6%	91,231	20.8%	85,416	21.4%	65,077	20.7%
Paris	86,303	46.9%	425,599	53.3%	391,022	54.3%	322,939	54.2%
Total(2)	185,251	21.4%	843,415	24.7%	781,497	25.0%	653,123	23.1%

(1)	Except percentages.

(2)	Includes value added taxes.

The table below sets forth information with respect to our credit card receivables in Chile:

	Three months ended March 31,	Year ended December 31,
	2012	2011	2010	2009

	(in millions of Ch$)(1)

Portfolio Status
Performing(2)	363,987	394,817	370,324	326,163
Past due:
31-89 days	21,634	26,732	25,749	35,575
90-180 days	22,695	25,247	19,313	28,755
181-365 days	—	—	—	—
Total	418,316	446,795	415,386	390,493
Over 365 days and legal proceedings(3)	—	—	—	—
Loan loss allowance as % of past due loans	58.8%	61.7%	70.3%	66.0%
Loan loss allowance as % of all loans	7.6%	7.2%	7.6%	10.9%

(1)	Except percentages.

(2)	Performing loans not past due more than 30 days.

(3)	Entire portfolio written off. These claims are subject to a 100% allowance.

The following table sets forth certain information regarding our non-performing loans and write-offs, for the periods indicated:

	Three months ended March 31,	Year ended December 31,
	2012	2011	2010	2009
		(in millions of Ch$)(1)
Non-performing loans as % of total loans	13.0%	11.6%	10.8%	16.5%
Total write-offs	18,272	56,329	62,016	89,549
Average monthly write-offs as % of total loans	1.5%	1.1%	1.2%	1.9%

(1)	Except percentages.

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offering extended warranties for certain of the electronic products sold at our stores. We also offer other attractive insurance plans to our existing retail customers. Our insurance activities focus on the sale of life, medical, unemployment, home and car insurance, in simple formats and at accessible rates focusing on underserved socio-economic segments. Our insurance products are sold through our distribution channels and are supported by telemarketing and personalized marketing to customers in Paris and Jumbo stores. During the years ended December 30, 2011, 2010 and 2009, our insurance activities in Chile generated revenues from ordinary activities of Ch$26,553 million Ch$24,126 million and Ch$23,456 million, respectively, representing less than 1.0% of our consolidated revenues from ordinary activities for such periods. These figures do not include extended warranty proceeds, which are booked in the retail division

Argentina

Credit cards

In Argentina we operate a credit card business for each of our retail brands. The Argentine market for financial services is served by domestic and foreign private banks, public sector banks,

credit card operators and retailers. In April 2007, we entered the financial services and insurance markets in Argentina through the launch of our “Tarjeta Más.” As of March 31, 2012, we had issued 913,000 Tarjeta Más credit cards. As of December 31, 2011, sales from our proprietary cards represented 9.9% of net sales, compared to 11.7% as of the same period in 2010. As of March 31, 2012, sales from our proprietary cards represented 9.8% of net sales, compared to 8.9% for the same period in 2011. Through our “Más” card, we have increased the purchasing power of our middle and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards.

The following table sets forth the credit cards sales by Jumbo, Disco and Vea, and Easy in Argentina and the percentage that such sales represent of each store’s total sales for the periods presented:

	Three months ended March 31,		Year ended December 31,
	2012		2011		2010		2009
	Sales	%	Sales	%	Sales	%	Sales	%
			(in millions of Ch$)(1)
Jumbo	24,464	19.1%	98,863	20.3%	67,805	17.0%	39,866	11.8%
Disco and Vea	17,133	4.4%	59,369	3.9%	35,786	2.7%	26,264	2.5%
Easy	27,053	16.7%	110,030	16.0%	60,608	11.9%	27,229	6.3%
Total	68,651	9.8%	268,262	9.9%	164,198	7.4%	93,359	5.1%

(1)	Except percentages.

The following table sets forth certain information regarding our non-performing loans and write-offs in Argentina, for the periods indicated.

	Three months ended March 31,		Year ended December 31,
	2012		2011		2010	2009
			(in millions of Ch$)(1)
Non-performing loans as % of total loans		6.5%		7.8%	5.9%	11.7%
Total write-offs	Ch$	1,751	Ch$	1,928	—	—
Average monthly write-offs as % of total loans		0.5%		0.1%	—	—

(1)	Except percentages.

The table below sets forth information with respect to our credit card receivables in Argentina:

	Three months ended March 31,	Year ended December 31,
	2012	2011	2010	2009
		(in millions of Ch$)(1)
Portfolio Status
Performing(2)	108,466	115,998	77,898	30,038
Past due:
31-89 days	4,234	4,571	1,154	880
90-180 days	1,388	1,792	649	551
181-365 days	1,686	1,316	706	1,182
Total	116,049	125,781	82,763	34,032
Over 365 days and legal proceedings(3)	275	2,104	2,355	1,381
Loan loss allowance as % of past due loans	110.0%	124.3%	244.7%	130.6%
Loan loss allowance as % of all loans	6.9%	7.6%	7.4%	10.0%

(1)	Except percentages.

(2)	Performing loans not past due more than 30 days.

(3)	Entire portfolio written off. These claims are subject to a 100% allowance.

Insurance brokerage

We entered into the insurance business to complement our credit card offerings, offer extended warranties for certain of the electronic products sold at our stores and to offer other attractive insurance plans to our existing retail customers. In Argentina we offer insurance brokerage in the following areas: personal coverage, life insurance, homeowners and renters insurance, auto insurance, fraud insurance, health insurance, unemployment insurance, extended warranty coverage, pet insurance and others. The products are sold in our own retail chains and are also available via telemarketing through our call center. The insurance business has experienced substantial growth in recent years, and we believe it will continue to grow as new products are introduced and use of insurance in Argentina becomes more widespread. At December 31, 2011, our insurance brokerage operations in Argentina accounted for less than 1.0% of our consolidated revenues from ordinary activities.

Brazil

In Brazil we operate our financial services through a joint venture with Brazil’s Banco Bradesco, under which they operate our Credi-Hiper card, one of the largest private label credit cards in the northern region of Brazil. Recently, we also granted Banco Bradesco the exclusive right to issue and operate our Cencosud Card (Cartão Cencosud), which will soon replace Credi-Hiper, as well as to offer, within our stores in Brazil, consumer loans, purchase financing and insurance products.

Our relationship with Banco Bradesco began in May 2006, when GBarbosa entered into a five-year operating agreement with Banco Bradesco to jointly operate Credi-Hiper. Credi-Hiper was developed 29 years ago and is a key tool to maintaining the loyalty of GBarbosa’s clients, as well as to generating a significant portion of its revenues. In August 2011, GBarbosa amended and restated the agreement with Banco Bradesco and expanded its scope.

Pursuant to the amended and restated agreement, Cencosud Brasil Comercial Ltda., which operates our GBarbosa stores in Brazil, Irmãos Bretas, Filhos e Cia. Ltda. (“Bretas”), Mercantil Rodrigues Comercial, Ltda. (“Mercantil Rodrigues”), Perini Comercial de Alimentos Ltda. (“Perini”) and Cencosud Brasil S.A. (“Cencosud Brasil”) entered into a joint venture agreement with Banco Bradesco pursuant to which Banco Bradesco agreed to offer financial services in Cencosud stores in Brazil. Banco Bradesco was also granted a right of first refusal, subject to certain limitations, if we decide to offer certain additional financial services in its stores in Brazil. Banco Bradesco also has the right to require Cencosud Brasil to engage Banco Bradesco to manage all of its payroll processing and related services, as long as the price, terms and conditions of such payroll services are competitive, as assessed by us. Additionally, the parties agreed to enter into an agreement setting forth terms and conditions for our stores to operate as Banco Bradesco representatives for processing payment of credit card bills. We also granted to Banco Bradesco a limited, non-assignable, trademark license, for the use of certain of our trademarks on the Cencosud Card.

As consideration for Banco Bradesco’s rights under this agreement, Banco Bradesco agreed to pay up to R$300,000,000, including an upfront payment of R$100,000,000 and two other R$100,000,000 payments that are subject to reaching certain goals with respect to Cencosud credit card revenues. Additionally, with the exception of certain fees charged by Banco Bradesco from customers, the net revenue from the Cencosud credit card operation and the provision of certain other financial services, is to be shared equally between Banco Bradesco and us, and we bear 50% of the credit risk associated with the credit cards operated pursuant to this agreement, including defaults in payment and losses. The term of this agreement is 16 years from the execution date, but it can be terminated at any time subject to the payment of certain penalties.

We believe our long-term partnership with Banco Bradesco facilitates the sustainable growth of our financial services segment in Brazil by providing a number of competitive financing alternatives and affordable financial services products to our clients. As of December 31, 2011, we had approximately 0.9 million active credit card accounts in Brazil.

In the year ended December 31, 2011, 13.4% of our gross revenues were derived from purchases made with our Credi-Hiper and Cartão Cencosud cards. Through these cards, we have increased the purchasing power of our income middle- and low-income clients, who generally do not have credit with other institutions, and are generally unable to bear the fixed costs charged by other credit cards. These cards do not currently have administration fees, are accepted only in our stores and allow our clients to purchase food and non-food products. We believe that without access to these cards, many of our clients would not be able to afford purchases of higher-priced non-food items. Despite the poor credit background of some of our clients, these cards have low delinquency rates. As of December 31, 2011, 5.0% of our receivable accounts were outstanding for more than 90 days.

Peru

We aim to provide financial solutions to our customers in order to make our private label cards the primary form of payment used in our supermarkets in Peru.

In August 2011, we launched our own private label credit card in Peru and we are expanding our offerings of financial services. The credit cards are operated through our supermarkets in Peru. In 2011, Cencosud created Banco Cencosud in Peru and is currently applying for the operation license from the Peruvian financial services regulator (Superintendencia de Banca, Seguros y AFP, or “SBS”). We estimate that we will receive the operation license in the third quarter of 2012 and expect to start operations in the second quarter of 2012. Our financial services segment also includes insurance brokerage services in Argentina, Chile, Brazil and Peru.

The following table sets forth the credit cards sales by Metro and Wong in Peru and the percentage that such sales represent of each store’s total sales for the periods presented:

	Three months ended March 31,		Year ended December 31,
	2012		2011		2010		2009
	Sales	%	Sales	%	Sales	%	Sales	%

	(in millions of Ch$)(1)
Metro	13,814	11.63%	49,799	10.5%	36,740	10.1%	54,940	15.0%
Wong	597	0.85%	2,158	0.7%	2,553	1.1%	2,646	1.3%
Total(2)	14,411	7.62%	51,957	6.8%	39,292	6.7%	57,586	10.0%

(1)	Except percentages.

(2)	Includes value added taxes.

Other Operations

Electronic stores

As of March 31, 2012 we also operated 68 Eletro-show electronic goods stores in the state of Sergipe in Brazil, through which we sell non-food items. The first Eletro-show store was opened in December 2005. Our Eletro-show stores are operated in small cities where the opening of a traditional store is unjustified. This original and cheap format of store contributes to the enhancement of the GBarbosa brand in cities where we do not have other GBarbosa stores.

Our Eletro-show stores consist of small show rooms with up to a dozen products on display plus an online catalogue accessible at the store through in-store computers. Eletro-show stores have an average selling space per store of less than 100 square meters. The main target market is low- and middle-income classes of consumers, who do not have access to internet at home, are not used to making virtual purchases, and do not reside near one of our traditional stores. The store has a number of computers where potential clients can access a wide range of products. Our salesmen are available to support the customers in the selection and purchase of desired products. We only sell non-food products in the kiosk. Once a customer places an order for products, we assure delivery within 48 hours. The Eletro-show stores have a separate space for community activities, which enables us to attract more customers. We intend to continue installing kiosks in select locations where there is appropriate demand. At March 31, 2012, our Eletro-show stores accounted for less than 1.0% of our consolidated revenues from ordinary activities.

The following table sets forth certain performance metrics related to our Eletro-show in Brazil for the periods presented:

	Three months ended March 31,	Year ended December 31,
	2012	2011	2010	2009

Number of stores	68	55	40	25
Total selling space (square meters)	7,314	5,516	3,891	2,266

The results of our Eletro-show stores are reported under our “supermarkets” segment in our financial statements.

Pharmacies

We also operated 61 pharmacies in Brazil under the GBarbosa brand as of December 31, 2011, which are located inside or adjacent to our GBarbosa supermarkets. At December 31, 2011, our GBarbosa pharmacies accounted for less than 0.3% of our consolidated revenues from ordinary activities. The results of our GBarbosa pharmacies are reported under our “supermarkets” segment in our financial statements.

As of December 31, 2011, we operated 47 pharmacies in Peru under the Punto Farma Wong and Punta Farma Metro brands, which are located inside or adjacent to our Wong and Metro supermarkets. At December 31, 2011, our Punto Farma pharmacies accounted for less than 0.2% of our consolidated revenues from ordinary activities. The results of our Punto Farma pharmacies are reported under our “supermarkets” segment in our financial statements.

Gas stations

We also operate 12 gas stations in Brazil, under the Bretas brand, which are located inside or adjacent to our Bretas supermarkets. At December 31, 2011, our Bretas gas stations accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Bretas gas stations are reported under our “supermarkets” segment in our financial statements.

Entertainment centers

In Chile and Argentina, we operate ten family entertainment centers under the Aventura brand. Our Aventura entertainment centers offer arcade games, mechanical games, bowling lines, 3D games and even an indoor roller coaster in our Aventura center at Florida Center in Santiago. At December 31, 2011, our Aventura entertainment centers accounted for less than 1.0% of our consolidated revenues from ordinary activities. The results of our Aventura entertainment centers are reported under our “other” segment in our financial statements.

Loyalty programs

General

We have invested for the last 13 years in loyalty programs designed to reward, retain and attract new customers. Our loyalty programs allow us to develop customer consumption databases which enable us to enhance our merchandise selection and to more effectively target our marketing efforts. Further, our loyalty programs allow us to enhance customer retention by improving our understanding of the buying patterns and preferences of our customers.

Our loyalty programs allow customers to benefit by accumulating points from the purchases they make in our different stores as well as purchases they make with our affiliates, which can then be used to acquire products listed in special catalogues and sold in our stores. In 1999, we started with Jumbo Más and, in 2006, after significant growth in our operations due to several acquisitions, we migrated to a multi-sponsor program named Circulo Más. In 2010, we launched the Nectar loyalty program through a partnership with Groupe Aeroplan Inc. (“Groupe Aeroplan”), a leading loyalty management and customer insights company.

Nectar was created in the United Kingdom in 2002 and has become one of the largest loyalty programs in the world. Through our partnership with Groupe Aeroplan, we are able to utilize some of the most sophisticated loyalty and customer intelligence experience from over 15 countries provided by leading retailers like Sainsbury’s, one of the United Kingdom’s leading food retailer, Auchan, the Italian hypermarkets operator, and CVS Caremark, one of the largest pharmacy health care provider in the United States. Nectar allows us to enhance our customers’ experience by providing a generous, flexible, every-day rewards program, reduces our overall operating costs as some costs are shared by the group of businesses that participate in the program, and provides us with a large and rich customer consumption database that allows us to better understand a large number of our customers.

We believe that our loyalty programs, particularly Nectar, strengthen our relationship with our customers and believe that a substantial majority of our sales come from loyalty clients.

The results of our loyalty programs are reported under our “other” segment in our financial statements.

Chile

We offer our Nectar loyalty programs in Chile. As of March 31, 2012, we had issued approximately 1.9 million active loyalty members in Chile, and as of the same date, 74.9% of our sales in Chile came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Chile, for the periods indicated.

	Three months ended March 31,			Year ended December 31,
	2012			2011			2010			2009
	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)

				(in millions of Ch$, except percentages)
Jumbo	Ch$	318,321	84.4%	Ch$	1,211,609	85.3%	Ch$	1,082,538	84%	Ch$	984,851	84%
Santa Isabel		242,352	62.6%		967,724	62.6%		909,138	54%		928,443	58%
Easy		95,431	66.8%		351,647	67.7%		318,919	66%		252,339	70%
Paris		183,699	78.7%		799,122	81.6%		719,635	82%		597,872	81%
Total	Ch$	840,179	74.9%	Ch$	3,335,146	75.8%	Ch$	3,030,230	73%	Ch$	2,763,505	73%

(1)	Percentage that such sales represent of total sales by each of our stores in Chile.

Argentina

In Argentina we also offer our Jumbo Más and Disco Plus loyalty programs. As of March 31, 2012, we had 1.2 million active loyalty club members in Argentina and, as of the same date, 63.0% of our sales in Argentina came from loyalty club members.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Argentina, for the periods indicated.

	Three months ended March 31,			Year ended December 31,
	2012			2011			2010			2009
	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)	Sales (W/tax)		%(1)

				(in millions of nominal Ar$, except percentages)
Jumbo	Ar$	716	63%	Ar$	2,585	66%	Ar$	2,162	68%	Ar$	1,650	67%
Disco	Ar$	896	63%	Ar$	3,885	70%	Ar$	2,987	66%	Ar$	2,162	66%
Total	Ar$	1,613	63%	Ar$	6,470	68%	Ar$	5,149	67%	Ar$	3,812	66%

(1)	Percentage that such sales represent of total sales by each of our stores in Argentina.

Peru

In Peru, we are members of the Bonus loyalty program, with a 42.5% ownership. Bonus is a leading multi-participant loyalty program that develops and manages loyalty and incentives programs through a system that rewards customers by giving them points for their purchases in any of our stores that later can be exchanged for other products. At the same time, it allows us to administer a database for marketing campaigns directed to specific segments.

The following table sets forth certain information regarding our loyalty program sales by each of our divisions in Peru, for the periods indicated.

	Three months ended March 31,		Year ended December 31,
	2012		2011		2010		2009
	Sales	%	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)	Sales (W/tax)	%(1)

			(in millions of S/., except percentages)
Wong	310	78.5%	1,238	81.0%	1,076	81.0%	1,006	80.0%
Metro	499	71.5%	2,002	79.0%	1,720	79.0%	1,665	79.0%
Total	810	74.0%	3,420	80.0%	2,796	80.0%	2,671	79.0%

(1)	Percentage that such sales represent of total sales by each of our stores in Peru.

Retail Consumer Banking

Banco paris

Since 2005, we have owned Banco Paris, a specialty retail consumer bank in Chile. Banco Paris was formerly the Santiago Express division of Banco Santander Santiago, which we acquired in 2005 and registered as a separate bank under the Banco Paris brand with the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, or “SBIF”). Banco Paris’ network includes 60 branches throughout the city of Santiago and various regions of Chile. According to the Chilean Central Bank, as of December 31, 2011, Banco Paris was ranked 16 in terms of total loans and accounts receivables among all private sector banks in Chile. At December 31, 2011, Banco Paris accounted for approximately 0.5% of our net revenues.

Banco Paris’ lending and credit activities are primarily aimed at satisfying the demands for financial services of individuals. Banco Paris offers its individual customers a range of products and services aimed at satisfying their financial service needs, including consumer loans, credit cards and residential mortgage loans. In keeping with its orientation to the retail banking market, Banco Paris offers a range of traditional deposit instruments, including savings and time deposits. Banco Paris also offers its customers life and homeowner’s and insurance.

At December 31, 2011, Banco Paris served more than 232,000 individual customers, with loans outstanding to approximately 200,000 debtors, including approximately 195,000 consumer loans and 6,000 credit card accounts. At the same date, Banco Paris had 49,000 savings accounts and 1,200 time deposits related to individuals.

To evaluate a customer’s credit risk, Banco Paris uses scoring and other automated systems to determine the customer’s profile and payment capacity in terms of income, education, family obligations, other financial obligations and other factors.

The table below sets forth information with respect to our Banco Paris loan portfolio:

	Three-months ended March 31,	Year ended December 31,
	2012	2011	2010(1)	2009(2)

		(in millions of Ch$)(2)
Portfolio Status
Performing(3)	183,538	128,488	136,976	136,499
Past due:
31-89 days	6,866	5,616	7,307	9,499
90-180 days	5,259	4,825	5,664	7,000
+ 180 days	728	838	964	521
Total	196,390	139,768	150,910	153,518
Loan loss allowance as % of past due loans	84.0%	85.0%	100.0%	152.0%
Loan loss allowance as % of all loans	5.0%	7.0%	9.0%	17.0%

(1)	Includes activities from postponed commissions.

(2)	Except percentages.

(3)	Performing loans not past due more than 30 days. Excludes Chilean credit card portfolio.

(4)	Entire portfolio written off. These claims are subject to a 100% allowance.

Banco Cencosud

In 2011, Cencosud established Banco Cencosud in Peru and is currently applying for the operation license from the Peruvian financial services regulator (Superintendencia de Banca, Seguros y AFP, or “SBS”). We estimate that we will receive the operation license in the third quarter of 2012 and expect to start operations in the second quarter of 2012.

Prices

Our price strategy varies depending on the format, market and business unit. For our high-end formats, we seek to offer quality and service while for our mid- and low-income formats, we seek to offer competitive prices without compromising service and quality. In addition, for seasonal items, our strategy is to periodically markdown these items until we have sold all seasonal stock. To ensure the maintenance of competitive market prices, we monitor periodically the prices of our competitors and position our prices to keep our competitiveness. Finally, we also support our prices with special offers and also with discounts through our private label credit cards.

Purchasing

We purchase our products from approximately 13,000 suppliers. No single supplier or group of related suppliers accounts for more than 3.1% of the total products purchased by us in 2011 on a consolidated basis. In addition to local and regional suppliers, we are also able to import products directly from Asia, where we are able to obtain more favorable pricing, and which in turn allows us to negotiate improved purchasing terms with certain suppliers. We believe that the sources and availability of materials for our retail store operations are adequate and will continue to be so for the foreseeable future. We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supplies were to become unavailable, alternative sources could be obtained without any material disruption to our business.

Private label business

Private label products are those manufactured by one company for offer under another company’s brand. We carry our own private label program in both our food-retail and non-food-retail businesses, which allows us to offer a variety of products using our own portfolio of brands rather than third-party brands. The main objectives of our private label program are:

•	to provide differentiation and uniqueness to our stores by offering a unique set of products available only in our stores; and

•	to achieve incremental margin versus the national brands.

Our strategy is to develop a portfolio of private brands shared across all countries and business units and to cover the most important categories and developing value added (70%) and first price (30%) brands. To do this in 2009 we assembled a corporate private label team consisting of former employees of consumer goods companies, such as L’Oreal, Unilever, P&G and Nestlé. In 2008, we started to optimize and streamline our brand portfolio from 70 to 53 brands. We also established a private brand development process, a key performance index (KPI), toured retailers worldwide searching for benchmarks, and created network of suppliers, agencies, consultants and research companies to help develop our private label brands. Our Paris department stores currently carry private label products under the brands Tribu, Opposite, Aussy, Greenfield and Alaniz.

As a result of these actions, our private label brands have grown two to three times faster than the rest of our business and we expect this trend to continue, with private label shares over sales growing from 6.9% of total sales in 2009 to 7.5% of total sales in 2011.

Distribution

General

Some of our products are delivered directly to our stores by our major suppliers and others are sent to our distribution centers. The use of our own distribution centers allows us to achieve operational efficiencies as suppliers can deliver their products to centralized locations rather than to our many store locations and we can benefit from economies of scale. In the event we experience significant growth outside our current geographic area, however, we may choose to lease additional facilities under similar terms or seek alternatives in order to recognize certain cost efficiencies.

Supermarkets

Chile

For fast-moving and high-volume sales merchandise, national suppliers distribute products directly to each store. For slow-moving groceries, perishable fruits and vegetables and imported products and meat, distribution is centralized through our distribution centers and delivered by third-party transportation companies. Sales from products delivered to our distribution centers accounted for approximately 45.0% of our sales at March 31, 2011.

We operate in three distribution sites in the Santiago metropolitan region from which we conduct all centralized deliveries to our Jumbo and Santa Isabel stores, including:

•	A 41,000 square meters distribution center that operates in three shifts six days a week and is used to deliver non-perishable products, perishable fruits, vegetables and other refrigerated food categories to Santa Isabel and Jumbo stores. We use a cross-docking system for fresh products, that allows fresh products to reach stores in 24 hours. Cross-docking is the practice of receiving goods at a distribution center, which are immediately consolidated with other goods for quick distribution to stores.

•

A 90,000 square meters distribution site used to deliver non-perishable, non-food and textile products. Three quarters of the distribution center are dedicated to imported products and the remainder is used for a cross-docking system of national products that allows products to be shipped in less than 24 hours.

•	A 2,500 square meters distribution center that is used to store and delivery of imported fresh meat.

Frozen products (imported and national) are stored and delivered using a third-party-logistic provider.

In order to achieve operational efficiencies, during 2011 we increased the use of our centralized distribution system for Jumbo stores in the Santiago metropolitan region, primarily for non-perishable products and fruit and vegetables. During the first quarter of 2012 we commenced a “Lean Logistics Project,” with McKinsey & Company consultants, in order to review our procedures. We use a SAP-based automatic replenishment system for all products stored in our distribution centers with the goal of increasing availability of products and maintaining lower inventories.

Deliveries are made using external carriers. Freight contracts are generally signed for three- or four-year periods, and include a rate adjustment based on changes in oil prices, exchange rates and other factors.

Argentina

Distribution to our stores in Argentina is centralized from three distribution centers located in Buenos Aires, Cuyo and Córdoba, and a transfer site in Tucuman totaling 153,000 square meters, which together accounted for 80.0% of our supermarket sales in Argentina in 2011, including meat and bakery products. Approximately 20% of our products are distributed to our stores directly by our suppliers.

Each distribution center supports between 60 and 120 specific stores in a five to six days a week basis, running both a stock operation of national and imported products and a cross-docking operation for fresh vegetable and fruits, and a share of groceries received from national suppliers. All operations are supported by a warehouse management system and radio frequency technology (consisting of a special chip attached to our products which can be later detected by antennas, allowing real time knowledge about the location of our products).

Real-time order information is transmitted from stores to distribution centers and subsequently to suppliers via our intranet site. This real-time system allows us to optimize product availability and delivery time. In addition, our distribution centers in Argentina have an automatic replenishment system to manage all non-perishable goods, including discount and seasonal goods, which helps maintain proper inventory levels and avoid shortages.

In order to increase our capacity and productivity, during 2011 we implemented a new voice automated system in our Buenos Aires and Cordoba sites. The roll-out to Mendoza is on-going. This technology gives our employees free use of their hands, thus improving their productivity and safety.

All trucks are provided by third-party companies pursuant to one to three years contracts.

Brazil

We currently use three distribution centers for our GBarbosa stores in the north east of Brazil, totaling approximately 51,000 square meters. They are located in Aracaju (32,000 square meters), Salvador da Bahia (11,000 square meters) and Fortaleza (8,000 square meters). Our distribution centers accounted for approximately 63% of our sales. The GBarbosa distribution centers run a dry and fresh goods stock operation. In 2011, we increased cross-docking operations in order to manage sales growth and improve productivity. We currently expect to increase our operations in Salvador da Bahia in 2012, in order to satisfy the growing demand in Bahia and reduce transportation costs. Deliveries to GBarbosa stores are made primarily through external carriers although we do own a small fleet of delivery vehicles. Home deliveries are handled entirely by external carriers.

Bretas stores in central Brazil are supported by two distribution centers, totaling approximately 40,000 square meters. They are located in Belo Horizonte (30,000 square meters) and Goiania (10,000 square meters). Both distribution centers store dry goods, vegetables and fresh goods operations. Both distribution centers have staple stock (storage) and cross-docking capabilities, which enable goods received at the distribution center to be stocked and distributed at a later time or distributed immediately to our stores. Currently the distribution centers include electronic goods for store and home delivery. Products stored in our distribution centers accounted for approximately 60% of our sales. Distribution to stores and home deliveries are made entirely by external carriers.

Perini stores in Salvador da Bahia also have their own distribution center located in one store, because of their smaller scale and the higher-quality fresh products offered, Perini stores also receive direct deliveries from suppliers. Perini does own a small fleet of vehicles for distribution to its stores.

Mercantil Rodrigues are stores with high rotation food goods, such as fresh fruits and vegetables, meat and poultry, dairy and others. These stores receive direct deliveries from suppliers.

Our 31 Prezunic stores in the city of Rio de Janeiro were served by a rented distribution center. This distribution center is located in that city’s center, has an area of 45,000 square meters and has both stock and cross-docking operations. It has facilities for dry goods, chilled goods and frozen goods. The distribution to stores are made by a standardized fleet of 21 trucks, which we own, with a complete GPS monitoring system.

Peru

We operate two distribution centers in Lima, which supports both Wong and Metro supermarkets and hypermarket stores. One is a 23,000 square meter site which we own and use for cross-docking of fresh vegetables, meat and food products. The other is a 23,000 square meter rented site used for non-food, textile and imported goods. This second site is also the base for our home delivery of home appliances and other large items.

Centralized distribution from the Lima distribution centers accounts for approximately 67% of our Peru sales.

Cross-docking of national groceries and fresh-products represents approximately 78% of centralized distribution while a regular in-stock operation is used for distribution of imported products and a select category of national products. We use a SAP-based warehouse management system in these distribution centers . Deliveries are made using external carriers and we negotiate delivery contracts periodically.

Department stores

We operate one 70,000 square meter distribution center located in Santiago that services all our Paris department stores in Chile. Centralized distribution accounts for nearly all of our Paris sales. We use a warehouse management system, RF technology and an automated sorter for cases and certain textiles. In addition, we have another operation in the same distribution center for internet sales and offer special value-added services (packing, gift wrapping and gift cards and others) and deliver the products directly to our customers’ homes.

Deliveries are made using external carriers. We have different contracts for each distribution zone and type of service required. Contracts are generally negotiated on a two to three year basis.

For the new Johnson’s department store chain, we operate a 22,000 square meter rented distribution center located in Santiago. Centralized distribution accounts for all sales. The distribution is made by third-party contractors, and there are first initiatives underway to share home delivery with Paris stores.

Home improvement stores

Chile

Our 80,000 square meters distribution center is located in Santiago and accounted for approximately 60.0% of our Easy sales in 2011. Centralized distribution is mainly supported by a cross-docking system that operates with more than 450 vendors and accounts for two thirds of the distribution operations, while the rest arises from imported stored goods, which represented approximately 18.0% of Easy sales in 2011.

Transportation is handled by external carriers. Home delivery transportation contracts are signed for a one- to two-year period. Distribution center-to-store transportation contracts are signed for four years because of the high investment required to customize trucks for optimal load capacity. Special two-floor trucks with side load compartments are designed to transport irregular-shape products that are commonly sold in our Easy stores.

An automatic replenishment system manages the stock levels in stores in order to maximize service level and optimize inventory turnover.

Argentina

We operate three distribution centers located in Buenos Aires, totaling 59.000 square meters, which accounted for 42.0% of our Easy sales in Argentina in 2011. Easy Argentina also relies on direct deliveries from suppliers to stores, which accounted for 58.0% of our Easy sales in 2011.

Centralized distribution includes a regular warehouse operation from stocked merchandise (imported and domestic goods) which represented approximately 20.0% of sales in 2011, and a growing cross-docking operation with more than 600 vendors that accounted for approximately 22.0% of sales in 2011. There is also a home delivery operation which accounted for approximately 15.0% of sales in 2011.

Transportation is handled by external carriers. Distribution center-to-store transportation and home delivery transportation contracts are negotiated every two years.

Colombia

Due to the small size of our operations in Colombia, distribution and deliveries are handled by a third-party.

Marketing

During 2011 we have worked to further develop our Cencosud brand, with two main objectives: (i) consolidating Cencosud as a strong brand, widely recognized across socioeconomic groups and across regions, and (ii) creating a family of brands recognized and valued by our customers, with the endorsement of Cencosud as a seal of quality and reliability.

To achieve these objectives, we updated and redesigned our logos in order to reflect the familiarity between our brands and their association with a retail leader in Latin America.

Our aim is to develop strong brands prepared for competition with global brands, but with an appeal to local consumers. For this, we have an internal consumer research unit that allows us to better understand our consumers’ behaviors, attitudes, demographics and trends, providing us with important and valuable information necessary to adjust our marketing strategy in each of our business units in all the countries in which we operate.

Supermarkets

Chile

Consistent with our business strategy, our marketing plan is directed at projecting our image as a hypermarket and supermarket chain which offers value through a combination of high-quality service and competitive prices. In Chile, Jumbo is one of the most valued brands, mainly for its association with quality, variety and service. Our principal marketing themes for our Jumbo hypermarkets are “Jumbo te da más” in Chile and Argentina (“Jumbo gives you more”). Santa Isabel is a supermarket based on the concept of familiarity and closeness with our customers. Our principal marketing theme for our Santa Isabel supermarkets is “Santa Isabel te Conoce” (“Santa Isabel knows you”).

We operate separate, marketing programs for our Jumbo hypermarkets and Santa Isabel supermarkets. Our primary advertising outlets, in addition to point-of-sale marketing, are mass marketing, mainly television and radio, nationwide and regional press, brochures and magazine-type inserts in major newspapers, and we are investing strongly and steadily in digital marketing, including social networks and email marketing. We receive fees from our Chilean suppliers for access to selling space in our hypermarkets and supermarkets and in connection with special promotions and other marketing programs.

Argentina

As in Chile, our marketing strategy in Argentina is directed primarily at increasing net sales and projecting our image as a hypermarket chain which offers high-quality service and competitive prices. Our marketing efforts for Jumbo and Disco in Argentina are, however, aimed more at consumers in the middle and higher income levels. For lower income levels, we operate Super Vea supermarkets. Located mainly in the provinces, Super Vea supermarkets are focused on the concept of value priced products and, consequently, financial saving to the retail customer.

Our primary advertising outlets in Argentina, in addition to point of sale marketing, are mass marketing, mainly television and radio, nationwide and regional press, brochures and magazine-type inserts in major newspapers, and we are investing strongly and steadily in digital marketing, and email marketing. As in Chile, we receive fees from our Argentine suppliers for access to selling space in our Argentine hypermarkets and in connection with special promotions and other marketing programs.

Brazil

We believe we have a very positive image in the eyes of our clients in the locations we operate, due to our low prices, the high quality of services we offer, and the wide range and superior quality of products.

Our marketing department and external advertising agencies meet on a periodic basis to analyze and develop our marketing strategies, product development and advertising campaigns. As a result, we are able to customize and adjust our marketing strategy to local traditions and ethnical backgrounds, adding significant value. Our GBarbosa Brand sponsors traditional Brazilian northeastern celebrations of “Sao Joao” (St. John’s Day) and “Carnaval” (summer carnival).

For higher income consumers, we operate Perini supermarkets, offering a wide variety of delicatessen and premium products, and in-store produced food and pastries. Perini communication is mainly direct. Each client segment receives tailored communication, with activities and events of interest. We focus our marketing and advertising efforts on regional television advertisements, local press and also on the distribution of promotional flyers in our stores. Since a significant number of our clients are from middle- and low-income segments, and the majority are middle-aged housewives, television advertising is our main marketing tool.

We have included Tarjeta GBarbosa in our advertising campaigns, as it is one of the main drivers of our clients’ loyalty. As part of our roll-out of a single Cencosud brand for our credit cards, we will soon launch “Tarjeta Cencosud,” which will also facilitate the purchase of more expensive products, such as electronics and home appliances.

Peru

Our marketing strategy in Peru is segmented. Our marketing strategy for our Wong brand, which primarily targets the upper-income consumer, relies heavily on well-known newspapers and sponsors and promotes Peruvian products and festivities such as “El Corso,” “Evento del Pisco” and others. Our marketing strategy for the Metro brand relies more on mass media, mainly television, which allows us to broadly communicate our offers and value proposition to middle-income families, a growing segment in the Peruvian market. As in Chile, we receive fees from our Peruvian suppliers for access to selling space in our Peruvian stores and in connection with special promotions and other marketing programs.

Home improvement stores

Chile

Our home improvement marketing efforts are directed at projecting our image as provider of everything necessary for small to large construction projects under one roof to the general population, including professional contractors and homeowners. Our marketing strategy reinforces our commitment to offer the best solutions for our customers at the best prices. Our marketing strategy relies heavily on mass media and recently, but with growing importance, on digital media. Consistent with our policy of customer satisfaction, we guaranty the lowest price in the market and accept returned products if the client is not satisfied.

Argentina

In Argentina, in addition to traditional mailings and catalogues similar to Chile, we conduct programming through our website, www.easy.com.ar, television and radio that teaches our clients how to use our products, and also through practical classes at our store locations. Our television and radio programming runs continuously on local channels. In Argentina, we also guarantee customer satisfaction and accept any returns.

Department stores

Our Paris department stores have a complete marketing calendar, with a strong and consistent investment in mass media as well as digital media. The Paris Facebook page has almost 466,000 fans, and Paris was a pioneer in creating special events for its fans. Paris has advertising contracts with well-known celebrities in the local community, positioning Paris as a fashionable, modern and women-oriented brand.

Since 2010, Paris has presented the “Paris Parade,” an event similar to the Macy’s Thanksgiving Day Parade in New York, where people and large inflatable balloons parade through Santiago’s main avenue.

Shopping centers

Marketing activities and programs for our shopping centers are conducted by each individual shopping center. Our principal marketing objective is to attract customers to our shopping centers through traditional publicity on television, radio and in newspaper announcements as well as through special events at the shopping centers, including fashions shows, concerts, theater productions, wine tastings, cooking classes and aerobics classes. In addition, we regularly give away gifts through lotteries that customers can enter by purchasing a product from one of our shopping center retailers.

All shopping center promotional and marketing costs are paid by our tenants as part of their monthly maintenance fees. Each tenant’s contribution is proportional to its sales.

Competition

The retail industry is highly competitive and characterized by high inventory turnover, controlled operating expenses and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations and inventory management. Advertising and promotional expenses are necessary to maintain our competitive position in our major markets. We compete principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We face strong competition from international and domestic operators of supermarkets, department stores, home improvement stores and shopping centers, including Casino, Carrefour, Wal-Mart, and Falabella. See “Industry Overview and Competition.”

The following table provides a brief overview of our competitive position in each of our principal markets as of December 21, 2011:

	Chile	Argentina	Brazil		Peru

Supermarkets	2nd	2nd	1st	(1)	1st
Department stores	2nd	—	—		—
Home improvement	2nd	1st	—		—
Shopping centers	2nd	2nd	—		—

Source: ASACH, ABRAS, Nielsen, competitors’ press releases, and company estimates.

(1)	In the northeast region of Brazil.

See “Industry Overview and Competition” for more information about the markets in which we compete.

Management information systems

‘Our management information systems include technology that permits us to automate our back office, distribution and checkout operations. Our technology department is responsible for technical support, operations, development and maintenance of our management information systems. Our team specializes in providing company-wide business intelligence according to our business strategy to achieve a competitive advantage.

We have made significant investments in maintaining and updating our technology infrastructure and systems applications and business solutions. The current customized information systems have contributed significantly to our competitiveness and growth to date, however, they are also diverse, complicated, increasingly expensive and of limited flexibility in respect of evolving technology and growth of our business. Therefore, we are simplifying our systems architecture. For example, we have integrated the operations of our Jumbo and Disco supermarkets in Argentina, resulting in operating efficiencies and cost savings. Finally, all acquired entities are operating over the same data network, sharing network services, IP phone and video conferencing services, as well as information technology security tools and protocols, allowing us to operate at lower costs and setting the ground for wide-scale Information Technology (“IT”) integration across the regions in which we operate.

We are in the process of a company-wide roll out of single business solutions for each of our business segments, which will simplify the current processes and further enable our growth strategy. The business solutions are based in technology obtained through a strategic agreement with SAP A.G. These projects are expected to improve financial control, inventory optimization, store operations and supply chain planning and execution. Furthermore, it will facilitate and simplify the incorporation of new stores, allowing us to maintain competitiveness and quickly adapt to trends and our customers’ needs. For our home improvement stores segment, the platform roll-out began in 2011 in Chile and is planned to end during 2012 with Argentina and Colombia. For our department stores segment the roll-out is planned to be in 2012 for Peru and in 2014 for Chile. The roll-out for our supermarkets segment will be phased-in for Brazil, Chile, Argentina and Peru, and is expected to end in 2015. Similarly, specific applications for purchasing and planning will be rolled across regions and operate over a single centralized data site for all regions and business units. In the case of logistics, we plan to implement a single home delivery module for all business units.

We have also selected a credit card application architecture that will include risk management, credit approval, customer relationship management, collections and transaction processing for our credit card operations in each region. This new solution will be implemented in Peru first, and will then be rolled-out to Chile, Argentina and Brazil.

While we have some backup data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, we do not yet have an integrated disaster recovery plan or a backup data center that covers all regions. We are currently in the process of centralizing our data centers in order to process all applications for each region in a single location. We plan to do the same with our business intelligence and management control information. We expect to roll-out two backup data centers in Santiago and Buenos Aires, supported by global service providers and state-of-the-art equipment, which will provide support to all our regions.

Cyber security

Our security platform allows us to manage user identities, allocate resources to users and secure access to corporate resources. Our Information Security Department and Corporate Audit Department review segregation of duties. We have an access management process for all the key applications that support business units based in Chile, Argentina, Peru and Colombia. Companies we acquired in Brazil are currently developing similar systems.

All of our data centers are being moved to Hewlett Packard facilities to assure best security practices. We began this project in August 2011 and anticipate completion in the third quarter of 2013.

Cyber attack detection systems are currently in place, including firewalls and intrusion prevention systems. We have deployed antivirus solutions for endpoints and servers, antispam and antivirus for corporate e-mail and a web filtering solution to secure internet access. Security infrastructure is deployed in Chile, Argentina, Peru and Colombia, and is in progress in Brazil.

All policies, procedures and tools described above are also used in credit card and banking operations. Additionally, in 2011 we initiated a program to ensure our compliance with the Payment Card Industry Data Security Standard (PCI DSS), an information security standard for organizations that handle cardholder information for the major debit, credit, prepaid, e-purse, ATM, and POS cards. Defined by the Payment Card Industry Security Standards Council, the standard was created to increase controls around cardholder data to reduce credit card fraud via its exposure. Validation of compliance is done annually—by an external Qualified Security Assessor (QSA) for organizations handling large volumes of transactions, or by a Self-Assessment Questionnaire (SAQ) for companies handling smaller volumes.

All of our distribution centers have a backup network link, uninterruptible power supply and emergency power systems in order to be protected from link cuts and main power disruptions.

We also use a daily data backup system and have service contracts in place to repair any hardware failures.

In July 2007, we experienced a virus attack against our Chilean operations, which caused delays in our back-office activities. There were no material disruptions to our business operations. In response to this attack, and to prevent future attacks, we have strengthened our antivirus policy update and have implemented training programs to promote awareness of cyber-vulnerabilities and to avoid virus infections.

In April 2009, the home page for our Unicenter Shopping Center in Argentina was hacked. As a result, our customers were unable to access the home page for a brief period. There were no material disruptions to our business operations. In response to this event, and to prevent any future disruptions, we have defined more stringent security recommendations for software development. Software is subjected to an exhaustive security test before the application is moved to the production environment and ethical hacking activities are performed periodically to ensure security.

Properties

Our properties include hypermarkets, supermarkets, home improvement stores, department stores, shopping centers and land reserves for the construction of stores and shopping centers. All of our properties are located in Argentina, Brazil, Chile, Colombia and Peru. We believe that all of our facilities are adequate for our present need and suitable for their intended purposes.

We own our headquarters, located at Av. Kennedy 9001, Las Condes, Santiago, Chile.

The following table sets forth certain information with respect to our facilities at December 31, 2011:

Segment	Country	Number of stores	Area(1)	% Leased

Supermarkets	Chile	157	222	71.0%
Hypermarkets	Chile	32	241	0.0%
Supermarkets	Peru	74	233	0.0%
Supermarkets	Argentina	269	503	62.0%
Supermarkets	Brazil	152	381	95.0%
Home Improvement	Argentina	48	393	23.0%
Home Improvement	Chile	29	276	3.0%
Home Improvement	Colombia	4	35	75.0%
Department Stores	Chile	35	272	63.0%
Shopping Centers	Argentina	14	227	14.3%
Shopping Centers	Chile	9	283	27.0%
Shopping Centers	Peru	2	55	50.0%
Distribution Centers	Argentina	11	212	23.0%
Distribution Centers	Brazil	8	80	60.0%
Distribution Centers	Chile	7	305	64.0%
Distribution Centers	Colombia	1	10	100.0%
Distribution Centers	Peru	2	48	52.0%

(1)	In thousands of square meters.

In addition, we routinely purchase undeveloped properties that we hope to use for future construction supermarkets, home improvement stores and shopping centers. As of December 31, 2011, we had the following undeveloped properties:

Country	Number of properties(1)	Total area (in thousands of square meters)

Argentina	54	4,532
Brazil	25	412
Chile	123	3,583
Colombia	3	78
Peru	97	424

(1)	Includes properties where construction is ongoing.

Material agreements

On March 24, 2011, we entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with Palermo Argentina Holdings I, S.L., Palermo Argentina Holdings II, S.L., International Finance Corporation, SCF Chile S.A., BSSF Chile S.A. and BSSFP Chile S.A. (together, the “Investors”), whom at the time collectively held a 38.06% ownership interest in our Argentine supermarket subsidiary, Jumbo Retail Argentina (the “Jumbo Shares”).

Pursuant to such Shareholders’ Agreement we granted the Investors the option to sell all or a part of the Jumbo Shares to us in return for such shares or cash (the “Swap Option”). In March 2011, the Investors exercised such Swap Option with respect to all the shares and simultaneously accepted our instruction to sell the shares to UBS London, our designee. UBS London thus executed a stock purchase agreement with the Investors to acquire all of the Jumbo Shares at a purchase price of U.S.$442 million, thereby completing the Swap Option contemplated in the Shareholders’ Agreement.

Under the Shareholders’ Agreement, in addition to all political and economic rights as a shareholder, UBS London also has certain additional rights and safeguards consisting of: (i) rights to information and review, (ii) the possibility of vetoing a director, (iii) restrictions on given purchase or sale transactions involving material assets and indebtedness, (iv) a commitment to not make changes to the by-laws or operations that infringe upon its status as minority shareholder and (v) other rights that strengthen its capacity to exert significant influence over the political and operational decisions of Jumbo Retail Argentina.

In connection with UBS London’s acquisition of the Jumbo Shares, we executed an option agreement (the “Option Agreement”) with UBS London. Under the terms of the Option Agreement, UBS London has the right but not the obligation to sell its Jumbo Shares to us in September 2012 (the “UBS Put Option”), and we have the right but not the obligation to purchase the Jumbo Shares from UBS London in March 2012 or March 2013 (the “UBS Call Option”). If UBS London exercises the UBS Put Option, or if we exercise the UBS Call Option, we intend to use a portion of the proceeds of this offering to pay for our purchase obligations under such options. See “Use of Proceeds.”

Our subsidiaries

The following are our direct and indirect majority-owned subsidiaries as of March 31, 2012:

Company	Country	Percentage owned

ACC Alto las Condes Ltda.	Chile	44.9%
Administradora de Servicios Paris Ltda.	Chile	99.9%
Administradora TMO S.A.	Chile	85.7%
Administradora y Comercial Puente Alto Ltda.	Chile	99.9%
Banco Paris	Chile	99.9%
Banparis Corredores de Seguros Ltda.	Chile	99.9%
Cencosud Administradora de Procesos S.A.	Chile	99.9%
Cencosud Administradora de Tarjetas S.A.	Chile	99.9%
Cencosud Internacional Ltda.	Chile	99.9%
Cencosud Retail S.A.	Chile	99.9%
Cencosud Servicios Integrales S.A.	Chile	99.9%
Cencosud Shopping Centers S.A.	Chile	99.9%
Cencosud Tiendas S.A.	Chile	85.6%
Circulo Más S.A.	Chile	99.9%
Comercial Food and Fantasy Ltda.	Chile	90.0%
Costanera Center S.A.	Chile	99.9%
Easy Administradora Norte S.A.	Chile	99.6%
Easy S.A.	Chile	99.6%
Eurofashion Ltda.	Chile	99.9%
Inmobiliaria Bilbao Ltda.	Chile	99.9%
Inmobiliaria Santa Isabel S.A.	Chile	99.9%
Inversiones Don Alberto S.A.	Chile	99.9%
Inversiones Don Alberto II S.A.	Chile	99.9%
Johnson’s Mega San Bernardo S.A.	Chile	85.7%
Jumbo Administradora Norte S.A.	Chile	99.9%
Jumbo Administradora S.A.	Chile	99.9%
Jumbo Administradora Temuco S.A.	Chile	99.9%
Logistica y Distribución Paris Ltda.	Chile	99.9%
MegaJohnson’s La Serena S.A.	Chile	85.7%
MegaJohnson’s Maipu S.A.	Chile	85.7%
MegaJohnson’s Puente Alto S.A.	Chile	85.7%
MegaJohnson’s Puente S.A.	Chile	85.7%
MegaJohnson’s S.A.	Chile	85.7%
MegaJohnson’s Vina del Mar S.A.	Chile	85.7%
MegaJohnson’s Quilin S.A.	Chile	85.7%
Meldar Capacitación Ltda.	Chile	85.6%
Mercado Mayorista P y P Ltda.	Chile	90.0%
Paris Administradora Centro Ltda.	Chile	99.9%
Paris Administradora Ltda.	Chile	99.9%
Paris Administradora Sur Ltda.	Chile	99.9%
Paris Administradora Norte Ltda.	Chile	99.9%
Paris Corredores de Seguros Ltda.	Chile	99.9%
Retail S.A.	Chile	85.7%
Santa Isabel Administradora Norte Ltda.	Chile	99.9%
Santa Isabel Administradora S.A.	Chile	99.9%
Santa Isabel Administradora Sur Ltda.	Chile	99.9%
Sociedad Comercial de Tiendas S.A.	Chile	99.9%
Sociedad Comercializadora de Vestuario FES Ltda.	Chile	85.7%
Viajes Paris S.A.	Chile	99.9%

Company	Country	Percentage owned

Agrojumbo S.A.	Argentina	87.4%
Agropecuaria Anjullon S.A..	Argentina	62.0%
Blaisten S.A.	Argentina	99.9%
Cavas y Viñas El Acequion S.A..	Argentina	61.6%
Cencosud S.A.	Argentina	99.9%
Cencosud Viajes S.A.	Argentina	99.9%
Corminas S.A.	Argentina	79.8%
Invor S.A.	Argentina	61.4%
Jumbo Retail Argentina S.A.	Argentina	61.4%
Pacuy S.A.	Argentina	61.4%
Supermercados Dave S.A..	Argentina	79.6%
Unicenter S.A.	Argentina	99.9%

SUDCO Servicios Regionales S.A.	Uruguay	100.0%

Easy Colombia S.A.	Colombia	99.9%

Cencosud Brasil S.A.	Brazil	99.9%
GBarbosa Comercial Ltda.	Brazil	99.9%
GBarbosa Holding S.A..	Brazil	99.9%
Mercantil Rodriguez Comercial Ltda.	Brazil	99.9%
Perini Comercial de Alimentos Ltda.	Brazil	99.9%
Prezunic Comercial Ltda.	Brazil	99.9%

GBarbosa Holding LLC	U.S.	99.9%

Almacenes Metro S.A.	Peru	99.9%
Cencosud Perú S.A.	Peru	99.9%
Cinco Robles SAC	Peru	99.9%
E. Wong S.A.	Peru	99.9%
Hipermercados Metro S.A.	Peru	99.9%
ISMB Supermercado S.A	Peru	99.9%
Las Hadas Inversionistas S.A	Peru	99.9%
Teledistribución S.A.	Peru	99.9%
Travel Interntional Partners Peru S.A.	Peru	99.9%
Tres Palmeras S.A.	Peru	99.9%
Banco Cencosud S.A.	Peru	99.9%

Cencosud (Shanghai) Trading Co., Ltd.	China	100.0%

Employees

General

At March 31, 2012, we had a total of 139,082 employees, of which 44.7% were in Chile, 18.6% in Argentina, 10.3% in Peru, 26.0% in Brazil and less than 0.4% in Colombia. Approximately 43.1% of our store employees were represented by unions under several collective bargaining agreements.

We operate a merit-based bonus program for our managers both at the headquarters and store levels as well as for department heads at each store. In general, the bonus fluctuates between one and six monthly salaries and is determined in accordance with clearly defined criteria, including our overall performance, the performance of the employee’s store, the employee’s performance relative to specific targets established at the beginning of the year and more subjective standards such as fostering an open, constructive working environment.

Chile

At March 31, 2012, we had a total of 62,172 employees in Chile. Of these employees, 55,791 were employed in our stores, 2,814 were employed in the distribution facilities (our distribution center, warehouses and transportation), and 3,567 were employed in our headquarters.

At March 31, 2012, approximately 53.3% of our Chile employees were represented by 108 independent unions currently party to 93 different collective bargaining contracts. In addition, some of these independent unions have collective contracts with non-unionized employees of the company which generally have a term of two to four years.

Our Chile employees receive benefits established by the collective bargaining agreements and salaries in accordance with our own policies, benefits provided for by Chilean law (including disability insurance) and certain additional benefits provided by us. Among these benefits, we provide educational training for our employees and opportunities for their families (including educational scholarships for children of employees).

Argentina

At March 31, 2012, we had a total of 25,813 employees in Argentina. Of these employees, 22,652 were employed in our stores, 1,281 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 1,880 were employed in the headquarters.

At March 31, 2012, approximately 85.8% of our Argentina employees were under a single collective bargaining agreement with the Sindicato de Comercio (“Commerce Union”), but only 50.0% of such employees are members of the Commerce Union. There is only one collective bargaining agreement (mandatory by law) for all the non-management employees which has been in effect since 1975. We have experienced two strikes at our Jumbo stores, each lasting less than one day. However, none of these strikes have materially affected our overall operations.

Our Argentina employees receive benefits established by this collective bargaining agreement and salaries established according to our policies, benefits provided for by Argentinean law (including disability insurance) and certain additional benefits provided by us, including educational training.

Brazil

At March 31, 2012, we had a total of 36,138 employees in Brazil. Of these employees 32,686 were employed in our stores, 1,829 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 1,623 were employed in the headquarters.

Our employees in Brazil are represented by different trade unions. Although less than 3.9% of our employees are affiliated with these trade unions, all employees are entitled to the benefits set forth in our collective labor agreements, as determined by applicable labor legislation. We believe that all 10 of the largest supermarket chains in Brazil are bound by the same collective labor agreements entered into with their respective trade unions. We believe that we have a good relationship with our employees and related trade unions, and our Brazilian operations have not recorded any significant strikes or stoppages over the last three years.

Peru

At March 31, 2012, we had a total of 14,387 employees in Peru. Of these employees, 12,426 were employed in our stores, 1,030 were employed in the distribution facilities (the distribution center, warehouses and transportation), and 931 were employed in the headquarters.

None of our employees in Peru are represented by unions or are party to collective bargaining agreements. We have not had any strikes that have materially affected our operations in Peru.

Our Peru employees receive standard benefits and salaries established according to our policies, benefits provided for by Peruvian law (including disability insurance) and certain additional benefits provided by us, including discounts on products purchased at our stores, educational training and certain merit-based bonuses.

Colombia

At March 31, 2012, we had a total of 572 employees in Colombia. Of these employees, 482 were employed in our stores and 90 were employed in the headquarters. None of our employees in Colombia are represented by unions or are party to collective bargaining agreements. We have not had any strikes that have materially affected our operations in Colombia.

Our Colombia employees receive standard benefits and salaries established according to our policies, benefits provided for by Colombia law (including disability insurance) and certain additional benefits provided by us, including discounts on products purchased at our stores and educational training for our employees.

Intellectual property

The principal trade names and service marks used in our business are Jumbo, Jumbo Más, Easy, Más Easy, Santa Isabel, Disco, Vea, Paris, Más Paris, Paris Corredores de Seguros, Banco Paris, Johnson’s, Nectar, Wong, Metro, GBarbosa, and Prezunic among others, and their respective logos, covering all major Latin American markets. We own or have the rights to use the trade names and service marks and the respective logos related to all our marks. We believe that our trademarks, trade names and service marks are valuable assets to us which successfully differentiate us from our competitors.

Insurance

We maintain insurance policies covering, among other things, fires, earthquakes, floods, acts of terrorism and general business liability. Business interruption insurance is not currently available in Chile on terms we consider commercially attractive. Management believes that our insurance coverage is adequate for our business.

Legal proceedings

We are party to certain legal proceedings in Argentina, Brazil, Chile, Colombia and Peru arising in the normal course of our business, which we believe are routine in nature and incidental to the operation of our business. We do not believe that the outcome of the proceedings to which we currently are party will have a material effect upon our operations or financial condition.

Our subsidiary Cencosud Administradora de Tarjetas S.A. is a defendant in a class action filed by the Servicio Nacional del Consumidor (the National Consumer Protection Agency, or “SERNAC”), a Chilean government entity that enforces compliance with the Ley de Protección al Consumidor (the Consumer Protection Law), alleging that certain cardholders did not expressly agree to an increase in the annual fee on their credit cards as required by the Ley de Protección al Consumidor. The case is currently pending before the Supreme Court of Chile. Based on management’s assessment, we do not believe that the outcome of this litigation will have a material effect upon our operations or financial condition

Regulatory and environmental overview

In each of Argentina, Brazil, Chile, Colombia and Peru, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in each country, including labor laws, social security laws, public health, consumer protection and environmental laws, securities laws and antitrust laws. These include regulations to ensure sanitary and safe conditions in facilities for the sale and distribution of foodstuffs and requirements to obtain construction permits for our new facilities. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in each of the countries in which we operate, including applicable environmental regulations.

The regulation of matters relating to the protection of the environment is not as well developed in Argentina, Brazil, Chile, Colombia and Peru as in the United States and certain other countries. Accordingly, we anticipate that additional laws and regulations will be enacted over time in these countries with respect to environmental matters. We believe that there are no material judicial or administrative proceedings pending against us with respect to any environmental matter and that we are in compliance in all material respects with all applicable environmental regulations in Argentina, Brazil, Chile, Colombia and Peru. We cannot assure you that future legislative or regulatory developments will not impose restrictions on us that would be material.

Chile

We and all of our subsidiaries with operations in Chile are subject to the Ley de Protección al Consumidor (the Consumer Protection Law). Compliance with the Ley de Protección al Consumidor is enforced by SERNAC. Other than as described in “Business—Legal Proceedings,” we do not have any material proceedings arising from the Ley de Protección al Consumidor, and we believe we are in compliance with all material aspects of such law.

Our supermarkets are subject to inspection by the Servicio National de Salud (the National Health Service, or “SNS”) which inspects supermarkets on a regular basis and takes samples for analysis. We regularly hire a private inspection company to undertake private inspections of our facilities to ensure that they meet or surpass all Chilean health standards. Our supermarkets are also subject to inspection by the Servicio Agrícola y Ganadero (the Agricultural and Livestock Service or “SAG”). Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the SNS. Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables and customary business licenses required by local governmental authorities, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products sold by us.

Additionally, the Chilean antitrust authorities have broad regulatory powers and have authority to deny acquisitions which they consider will have adverse competitive effects on the relevant market or will promote anticompetitive behavior. The antitrust authorities have, from time to time, denied authorization for certain acquisitions, such as the denial of the proposed Falabella acquisition by D&S in January 2008.

Banco Paris, Cencosud Administradora de Tarjetas S.A. (“CAT”) and Paris Corredores de Seguros Limitada are under the supervision of the SBIF and the SVS. Additionally, Banco Paris is subject to the Ley General de Bancos (the General Banking Law) and its regulations, and is inspected by the

SBIF at least once a year. The inspection includes a review of the bank’s credit risk policies and procedures, operational risks and control policies and other issues such as customer service, accounting rules, interest rates, information and technology and financial operations. Banco Paris is in compliance in all material respects to the regulations to which it is subject.

CAT started its credit card operations in 2003 and until 2006 was not subject to any special regulation. In 2006 the SBIF issued a set of special regulations targeting the credit card business and placing under its supervision companies engaged in the issuance or operation of credit cards or any other similar systems, where the operator assumes monetary obligations to the public. We believe that CAT has been in compliance in all material respects with the regulations imposed by the SBIF. Moreover the SERNAC regulates credit cards issued by retailers in matters related to consumers’ protection. There is a maximum fixed interest rate that can be charged, but there are certain other fees that are not considered for such purposes which allow retail credit card issuers to increase margins.

Paris Corredores de Seguros Limitada obtained in 1998 an insurance brokerage company authorization with the SBIF and is subject to its supervision and regulations. Paris Corredores de Seguros Limitada is in compliance in all material respects with the regulations to which it is subject.

We are required to obtain a series of permits and authorizations to operate our shopping centers. Additionally, we are required to obtain for every new project a construction permit and be in compliance with a series of land use, commercial real estate and environmental regulations.

Argentina

We and all of our subsidiaries with operations in Argentina are subject to the Consumer Protection Law. Compliance with the said law is enforced by the Secretaría de Comercio Interior on a national level. On the provincial and municipal level, there are numerous agencies that also enforce violations. We do not have any material proceedings arising from the Ley de Proteccion al Consumidor, and we believe we are in compliance with all material aspects of such law.

Our supermarkets are subject to inspection by national, provincial and municipal authorities, including the Servicio Nacional de Sanidad y Calidad Agroalimentaria, Administración Nacional de Medicamentos, Alimentos y Tecnología Médica (“ANMAT”) and the Secretaría de Comercio Interior. We regularly hire a private inspection company to undertake private inspections of our facilities to ensure that we meet or surpass all Argentine health standards. Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the ANMAT. Except for government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, meat, seafood and vegetables and customary business licenses required by local governmental authorities, there are no special governmental licenses or permits required for the sale and distribution of foodstuffs or other products sold in our stores.

Our supermarkets, shopping centers and home improvement stores in Argentina are required to have a series of authorizations and permits to operate. As well, our new projects in the province of Buenos Aires are required to comply with law 12.573 on major commercial areas to obtain the necessary authorizations. All existing and projected supermarkets are required to comply with the regulations concerning land use, commercial real estate and the environment.

Our credit card operations are subject to the Credit Card Law and its regulations, enforced by the Secretaría de Comercio Interior. We are also subject to regulations issued by the Central Bank of Argentina.

Additionally, the Argentine Antitrust Commission has broad regulatory powers and has authority to deny acquisitions which it considers will have adverse competitive effects on the relevant market or will promote anticompetitive behavior.

Brazil

We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulations, such as labor laws, public health and environmental laws. In order to open and operate our stores in Brazil, we need a business permit and site approval, an inspection certificate from the local fire department as well as health and safety permits. Our stores are subject to inspection by municipal authorities. We believe that we are in compliance in all material respects with all statutory and administrative regulations applicable to our business.

Our business operations in Brazil are primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit. We believe we are in compliance in all material respects with these consumer protection regulations.

As a result of significant inflation during long periods in the past, it was common practice in Brazil not to label individual items. However, a federal regulation establishes that products exposed to consumers must contain information about prices (for instance price tags, signs or bar codes which can be read with scanners) in order to facilitate the identification of prices of each product by the consumer. Pursuant to these new rules, pricing information must be physically attached or adjacent to the product. When bar codes are used, the commercial establishment is required to provide easily accessible scanners. We believe that we are in compliance with these provisions in all material aspects.

The Brazilian Congress is discussing a bill requiring a prior assessment of the impact of the construction of a hypermarket in excess of 1,000 square meters on the relevant neighborhood. The proposed regulation is intended to protect traditional family-owned retailers that have increasingly lost market share in Brazil to the larger chains and hypermarkets. Regulations of this type already exist at the municipal level. For example, governmental authorities in the city of Porto Alegre in the State of Rio Grande do Sul issued a city ordinance in January 2001 prohibiting the construction of food retail stores with a selling area greater than 1,500 square meters, which in May 2005, was amended as to increase from 1,500 to 2,500 squares meters the selling area of food retail stores. Other Brazilian regions may adopt similar laws, and, if the bill pending before the Brazilian Congress becomes law, our future expansion and growth may be subject to significant constraints.

Additionally, the Brazilian antitrust authorities have broad regulatory powers and have authority to deny acquisitions which they consider will have adverse competitive effects on the relevant market or will promote anticompetitive behavior.

Pharmacies.    Pharmacies owned or operated by us are subject to the control and monitoring of the Brazilian National Health Surveillance Agency (“ANVISA”) and public state and municipal health authorities. According to Law No. 6,360, of September 23, 1976, and Decree No. 79,049, of January 5, 1977, ANVISA has the power to control, monitor and issue authorizations to companies to legally extract, produce, pack, import, export, and store medications, pharmaceutical items, drugs and related products, cosmetics, personal hygiene products, perfumes and similar products, domestic cleaning products and beauty products. The authorization issued by ANVISA enable those kinds of companies to have operations in Brazil, as a whole, during an indeterminate period of time. The ANVISA authorization must be renewed whenever there is a change in a company’s activities, shareholders, officers or managers. Moreover, each establishment selling therapeutic, pharmaceutical, cosmetic and/or personal hygiene products, or developing any of the above-mentioned activities must also be licensed by the competent state or municipal sanitary authority, and have a technically responsible person duly authorized by the Pharmacy Regional Committee. On August 17, 2009, ANVISA enacted Regulation No. 44, which made significant changes to existing regulations establishing the (i) types of products that can be commercialized; (ii) how such product are displayed; (iii) pharmaceutical services offered; and (iv) internet sales.

Peru

Our subsidiaries with operations in Peru are subject to the Antitrust Law and the Consumer Protection Law. Compliance with these laws is enforced by the Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (“INDECOPI”), the Peruvian public antitrust and consumer protection agency. Acquisitions are not subject to authorization from INDECOPI.

In addition to government licenses required for the sale of alcoholic beverages, baked goods, pharmaceuticals, seafood and vegetables and customary business licenses required by governmental authorities, such as the Agriculture Ministry, there are special governmental licenses or permits required for the sale and distribution of foodstuffs or other products sold at our stores. Our supermarkets are subject to inspection by the Dirección General de Salud (the General Health Office), a governmental office of the Health Ministry, which verifies the quality of our products. The sanitary inspection of our supermarkets is in charge of the local municipality. Concessionaires that operate pharmacies within some of our supermarkets are also subject to licensing and inspection by the Dirección Regional de Medicamentos, Insumos y Drogas. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Our shopping centers are required to obtain a series of authorizations, such as an operation license from the local municipality, to operate. Additionally, we are required to obtain for every new project a construction permit and license from the local authority. We believe that we are in compliance in all material respects with these requirements.

Management

Board of directors

We are managed by our Board of Directors which, in accordance with our Bylaws, must consist of nine directors who are elected at the annual ordinary shareholders’ meeting. The entire Board of Directors is elected every three years. In accordance with Article 32 of the Chilean Corporations Law, if a vacancy occurs, the Board of Directors may appoint a substitute director to fill the vacancy until the next scheduled ordinary meeting of shareholders, at which time the entire Board of Directors will be elected or re-elected. Due to the resignation of Bruno Philippi Irarrázabal from the Board of Directors on August 29, 2011, Article 32 of the Chilean Corporations Law was triggered and the entire Board of Directors was elected in April 2012, rather than at the end of the customary three-year period.

There are regularly scheduled monthly meetings of our Board of Directors. Extraordinary meetings are convened when called by the Chairman of the Board, when requested by any other director with the assent of the Chairman of the Board or when requested by an absolute majority of the directors. Our Board of Directors is responsible, among other things, for the overall supervision and administration of our business activities, for the appointment and removal of our Executive Officers, for reviewing our financial statements, for approving our Company’s budget and for approving any purchase or sale of real estate.

Our current Board of Directors was elected on April 2012. In accordance with Article 31 of the Chilean Corporations Law, the Board of Director’s tenure will end at the end of the three-year period from the date of election. The following are the current members of the Board of Directors and their respective positions:

Name	Position	Age	Years at cencosud(1)

Horst Paulmann Kemna(2)	Chairman of the Board	76	33
Heike Paulmann Koepfer(2)	Director	42	12
Peter Paulmann Koepfer(2)	Director	43	17
David Gallagher	Director	67	1
Erasmo Wong Lu	Director	68	3
Roberto Oscar Philipps	Director	65	10
Cristián Eyzaguirre Johnston	Director	63	7
Sven von Appen Behrmann	Director	77	6
Julio Moura	Director	59	1

(1)	Including years in other positions at Cencosud.

(2)	Horst Paulmann Kemna is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer.

The following biographies provide certain information about the members of our Board of Directors:

Horst Paulmann Kemna.    Mr. Paulmann is our Chairman of the Board and founder of Cencosud S.A. He has served on our Board since November 1978. He has served as a Director of the Chilean—German Chamber of Commerce (CAMCHAL) and the Chilean Chamber of Commerce. Mr. Paulmann currently serves as President of the Chilean chapter of the Argentina–Chile Permanent Binational Business Board and is a member of the Argentine Business Association (AEA).

Heike Paulmann Koepfer.    Mrs. Paulmann has been a member of our Board of Directors since April 1999 and currently serves as Director of our Aventura Center family entertainment division. She has a degree in business from the Universidad de Chile and an MBA from Universidad Adolfo Ibañez.

Peter Paulmann Koepfer.    Mr. Paulmann has been a member of our Board of Directors since September 1996. Mr. Paulmann currently is the Chief Officer for Importadora y Comercial ReGEn Ltda. and has also served as Director of our shopping center division in Chile since 2002. He has a degree in business from the Pontificia Universidad Católica de Chile.

David Gallagher.    David Gallagher has been a member of the Board of Directors since April 2011. He has an MA in Modern Languages at Oxford University. He is Chairman and Founding Partner of ASSET Chile S.A, and is a director and Executive Committee member of the Centro De Estudios Publicos. Prior to founding ASSET Chile in 1984, Mr. Gallagher spent 10 years at Morgan Grenfell, where he became head of Latin American investment banking and director of Morgan Grenfell International.

Erasmo Wong Lu.    Mr. Wong has been a member of our Board of Directors since 2008. Mr. Wong has a civil engineering degree from the National University of Engineering and post graduate degrees from the High Management Program and the First Program for Presidents, both from the University of Piura. He has been President of GSI Association (Formerly EAN Peru) and is currently Vice-president of the Marketing Association of Peru and the Retail and Department Stores Association. Prior to joining Cencosud, Mr. Wong was the president for Supermercados Wong in Peru until 2008, when it was acquired by Cencosud.

Roberto Oscar Philipps.    Mr. Philipps has been a member of our Board of Directors since 2003. He has held several executive positions with the Techint Organization and previously with Exxon Corporation. He is a former President of the Argentine Financial Executives Association and serves on the board of companies in Chile and Argentina. Mr. Philipps has a degree in business administration and accounting from the Universidad de Buenos Aires and AEP in Kellogg, Northwestern University.

Cristián Eyzaguirre Johnston.    Mr. Eyzaguirre has been a member of our Board of Directors since 2005. He has an economics degree from Universidad de Chile and a Master of Arts in Economics from University of California Berkeley. Mr. Eyzaguirre is the former Chief Executive Officer of Banco Bice and Chief Financial Officer of Empresas CMPC S.A., and was a professor of Economics at the Universidad de Chile. He is currently a Director of Besalco, E-CL, Agunsa, Grupo GTD Teleductos, Teléfonica del Sur and Telefónica de Coyhaique.

Sven von Appen Behrmann.    Mr. von Appen Behrmann has been a member of our Board of Directors since 2005. He currently is the Chairman of Ultragas Group, President of Endeavor Chile and Director of CAP and Invercap. Mr. von Appen has participated in a number of postgraduate studies at Harvard and IMD. He participates in several external boards in South America and Europe. He is director at the Universidad Adolfo Ibañez and the Latin American Advisory Board of Harvard Business School.

Julio Moura.    Mr. Moura has been a member of our Board of Directors since September 2011. Mr. Moura also serves as a director of Natura Cosméticos, Adecoagro and Brinox and as Chairman of Instituto Arapyaú. Prior to joining Cencosud, Mr. Moura served as Chairman of Masisa from 2002 to 2007 and as Executive Vice President of Schindler Group, Switzerland, from 1992 to 1997. Mr. Moura holds a Master’s Degree from M.I.T.’s Sloan School of Management and an Engineering Degree from the Swiss Federal Institute of Technology (ETH).

Executive officers

Our executive officers are appointed by our Board of Directors and hold office at the discretion of the Board. The following are our current executive officers:

Name	Position	Age	Years at cencosud(1)

Daniel Rodríguez	Chief Executive Officer	47	3
Juan Manuel Parada	Chief Financial Officer(2)	38	5
Rodrigo Hetz	Human Resources Director	37	0
Mauricio Soto	Customer and Digital Sales Director	42	4
Carlos Mechetti	General Counsel	42	17
Bronislao Jandzio	Audit Managing Director	57	13
Pablo Castillo	Supermarkets Managing Director	44	10
Carlos Wulf	Home Improvement Stores Managing Director	59	7
Jaime Soler	Department Stores Managing Director	40	6
Patricio Rivas	Financial Retail Managing Director	49	9
Renzo Paonessa	Real Estate Managing Director	40	6
Marcelo Reyes	Corporate Risk Managing Director	45	9
Pietro Illuminati	Procurement Director	48	1
Renato Fernandez	Corporate Affairs Manager	38	1

(1)	Including years in other positions at Cencosud.
(2)	Effective July 1, 2012.

The following is a brief summary of the business experience of our executive officers:

Daniel Rodríguez.    Mr. Rodriguez has been our Chief Executive Officer since 2009. He also served as our Chief Financial Officer. Mr. Rodríguez has a degree in Forestal Engineering from the Universidad Austral de Chile and a Executive MBA from the Universidad Adolfo Ibañez. Prior to joining us he worked for Shell Chile, Ecuador, Argentina and Shell International, as Lubricants Transport Global Finance Manager and Lubricants Europe/Africa Finance Manager from 2004-2008. Mr. Rodríguez has also been temporarily appointed interim Corporate Affairs Managing Director and Human Resources Managing Director.

Juan Manuel Parada.    Mr. Parada will serve as our Chief Financial Officer, effective July 1, 2012. Since 2008, he was General Manager of our supermarkets operations in Peru. Prior to 2008, Mr. Parada worked in various leadership roles in Cencosud. Mr. Parada has also served as Regional Manager of Aeropuertos de Lan Airlines and as a senior consultant at Accenture, based in Buenos Aires and London. Mr. Parada has a degree in Business Administration from Blaise Pascal University of Cordoba and an MBA from the MIT Sloan School of Management.

Rodrigo Hetz.    Mr. Hetz has been our HR Director since April 2011. He has a degree in Industrial Engineering from the Universidad de Chile and an MBA from the University of California—Berkeley. He also worked at McKinsey & Co. from 2006 to 2011, advising companies in different countries on strategy and organizational effectiveness. From 1999 to 2004, Mr. Hetz worked at Citibank in HR management roles including Senior HR generalists, compensation & benefits, M&A/Integration, and organizational development positions.

Mauricio Soto.    Mr. Soto has been our Customer and Digital Sales Director since April 2011. He has a degree in Business and Economic from the Pontificia Universidad Católica de Chile. He also served as Sales and Operation Director for our department stores segment from January 2008 to

April 2011 and as Development Director for our department stores segment from April 2007 to January 2008. Prior to joining Cencosud, Mr. Soto was the Marketing and Development Director for ABCDIN Department Stores from March 2004 to April 2007.

Carlos Mechetti.    Mr. Mechetti has been our General Counsel since 1999. He graduated from Universidad del Museo Social Argentino in 1993 and joined us in 1994 as counsel to our shopping center division in Argentina. In 1999, he was appointed General Counsel. Mr. Mechetti has taken different post-graduate courses at UBA, UADE, CEMA and Harvard University.

Bronislao Jandzio.    Mr. Jandzio has been our Audit Managing Director since 1998. Before joining Cencosud, he was the Regional Chief for the Global Accounting Department for the Deutsche Bank Group in Frankfurt, Germany. Mr. Jandzio has a Banklehre diploma from the German Banking Academy.

Pablo Castillo.    Mr. Castillo has been our Supermarkets Managing Director since 2008. Previously he served as our Department Store Managing Director and Chief Administrative and Financial Officer. Prior to joining Cencosud in 2001, Mr. Castillo was the Chief Financial Officer of Compañía Sudamericana de Vapores and Resident Vice-president in the Corporate Finance Area of Citicorp Chile S.A. Mr. Castillo has a degree in Business and Economics from the Pontificia Universidad Católica de Chile and a master in Economics from the University of California.

Carlos Wulf.    Mr. Wulf has been our Home Improvement Stores Managing Director since 2004. Mr. Wulf has a degree in naval engineering and was formerly Manager of Easy Chile. Before joining Cencosud, he worked at Homecenter Sodimac and Exxon.

Jaime Soler.    Mr. Soler has been our Department Stores Managing Director since 2008. He graduated with a degree in Commercial Engineering from the Pontificia Universidad Católica de Chile. He also graduated from the Executive Development Program from the Kellogg Graduate School of Management at Northwestern University. Before joining Cencosud in 2005, he worked at Falabella as Acquisitions Manager.

Patricio Rivas.    Mr. Rivas has been our Financial Retail Managing Director since 2011. Previously he served as our Corporate Risk Managing Director from 2010 to 2011. He graduated with a degree in Business Administration from the Pontificia Universidad Católica de Chile. Before joining Cencosud, he worked in the banking sector for over 15 years, primarily at Citibank in different roles and areas, including Strategic Planning, Treasury and Controlling.

Renzo Paonessa.    Mr. Paonessa has been our corporate Managing Director of Projects and Construction since March 2011. From 2009 to March 2011, Mr. Paonessa served as our Manager of Projects and Construction for Chile, and previously served as the Manager of Development for our Paris department stores. He graduated with a degree in Engineering from the Universidad Católica de Valaparaiso. Prior joining Cencosud, Mr. Paonessa spent six years with Falabella.

Marcelo Reyes.    Mr. Reyes has been our Corporate Risk Managing Director since December 2011. He has worked for Cencosud for the last nine years, previously serving as Risk Director of Credit Card Business in Chile. He graduated with a degree in Business Administration from the Pontificia Universidad Católica de Valparaíso and earned an MBA from Tulane University, New Orleans, and from the Universidad de Chile. He also worked at Banco Santander in executive positions in Risk Area for Retail and Consumer Banking, from 1992 to 2002 and United Nations from 1990 to 1992.

Pietro Illuminati.    Mr. Illuminati has been our Director of Procurement since 2010. He graduated with a doctorate degree in Aeronautical Engineering from the Universidad de Roma and earned a Master of Science in Aeronautics & Astronautics from the University of Washington. Before joining Cencosud, he worked as Procurement Director of Agusta Aerospace Corp., Philadelphia, Pennsylvania from 2008 to 2010. He previously worked in Fiat Aviation and General Electric Aircraft Engines in Engineering, Procurement and Supply Chain for 18 years in different locations in the United States.

Renato Fernandez.    Mr. Fernandez has been our Corporate Affairs Manager since 2011. From 2003 to 2011, Mr. Fernandez was the External Affairs Director of Endesa Chile and Smartcom PCS. From December 1997 to December 2000, Mr. Fernández was the External Affairs Director of Hill & Knowlton Captiva. He holds a degree in Journalism from the Universidad Gabriela Mistral.

Directors, senior management and committees

Board practices

Our Bylaws provide that shareholders elect nine regular directors. Directors are elected at the annual shareholders’ meeting for terms of three years. The legal responsibilities of each board member are established in accordance with the Chilean Corporations Law.

Directors’ committee

As required under Chilean law, we have established a Directors’ Committee composed of three directors. The following are the current members of our Directors’ Committee: David Gallager Patrickson (President), Roberto Philipps (Secretary) and Cristian Eyzaguirre . The Directors’ Committee has the following principal duties:

•	reviewing external audit reports and financial statements and providing its opinion regarding such items prior to their submission to the shareholders for approval;

•	proposing to the board of directors the names of independent auditors and credit rating agencies that will be submitted for approval at the annual shareholders’ meeting;

•	reviewing related party transactions for potential conflict of interest and providing reports as required in certain defined cases;

•	reviewing the salary and compensation benefits for officers and senior management; and

•	performing any other responsibility entrusted to the Directors’ Committee by our Bylaws, the shareholders’ meeting or the board of directors.

Audit committee

We have established an audit committee, comprised of three non-management members of our Board of Directors. The members of the audit committee will be David Gallagher, Roberto Oscar Philipps and Cristián Eyzaguirre Johnston, each of whom is independent within the meaning of the SEC corporate governance rules. Our board of directors has determined that Roberto Oscar Philipps is “audit committee financial expert” as defined by the SEC.

The audit committee’s primary responsibilities shall be:

•

Assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s systems of internal controls over financial reporting;

•	Make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors;

•

Review material transactions between the Company or its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

•

Perform such other duties imposed on it by the laws and regulations of the regulated market(s) on which the shares of the Company are listed, applicable to the Company, as well as any other duties entrusted to it by the Board of Directors.

The audit committee’s purpose and responsibilities, including those outlined above, will be set forth in the charter of the audit committee.

Compensation

In accordance with Article 33 of the Chilean Corporations Law, the compensation of our directors is approved once a year at our annual shareholders meeting. See Note 9.5 to our Audited Consolidated Financial Statements included elsewhere in this prospectus.

Total compensation to members of our Board of Directors during 2011 was Ch$ 452 million. For 2011, the aggregate amount of compensation we paid to executive officers was Ch$4,533 million. We do not disclose to our shareholders or otherwise make public information as to the compensation of any individual executive officers.

None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

The following table presents information relating to directors’ fees paid to all our directors during the periods shown:

	Three months ended March 31,	Year ended December 31,
	2012	2011	2010	2009

	(in thousands of Ch$)
Horst Paulmann Kemna	22,510	87,730	85,994	—
Manfred Paulmann Koepfer	—	—	77,777	73,631
Heike Paulmann Koepfer	14,961	58,193	50,654	45,649
Peter Paulmann Koepfer	11,255	43,854	42,426	45,649
Bruno Philippi Irarrázabal	—	21,774	35,354	38,579
Erasmo Wong Lu	11,255	44,673	84,013	—
Roberto Oscar Philipps	11,255	50,739	44,299	47,552
Cristián Eyzaguirre Johnston	14,959	57,483	53,813	44,593
Sven von Appen Behrmann	11,255	43,936	31,879	42,086
Julio Moura Neto	26,910	—	—	—
David Gallagher Patrickson	14,961	43,973	—	—

Executive stock option plans

In September 2010, we implemented two executive stock option plans, the 2013 Plan and the Incentive Plan, pursuant to which approximately 290 executives will be entitled to acquire up to 22 million unsubscribed shares of our common stock, 8 million under the 2013 Plan and 14 million under the Incentive Plan.

Our 2013 Plan is aimed at rewarding loyalty and retaining our executives. Therefore executives who wish to exercise their options under the 2013 Plan must have a current employment contract with us and their employment relationship with us must have been uninterrupted from the date the options were granted. Further, executives who are found to have committed a serious breach of their duties cannot exercise their options under the 2013 Plan.

The objective of our Incentive Plan is to motivate executive performance, thereby increasing the long-term value of the Company, as measured by the Company’s EBITDA. Executives can only exercise their options under the Incentive Plan if the Company’s EBITDA (as defined in the Incentive Plan) has increased 100% at December 31, 2012, using the company’s EBITDA at December 31, 2009 as the basis for measurement. This requirement is in addition to the conditions applicable in the 2013 Plan, which are described above.

The subscription of shares under either plan can only be made within 30 days after the filing of our audited financial statements for the year 2012. The options, which may be exercised in 2013, will allow executives to acquire shares at a preferential value of Ch$1,750 per share.

The following table sets forth, as of the date of this prospectus, the total number of shares of common stock to be issued upon exercise of the options granted to each of our executive officers and directors under our 2013 Plan and our Incentive Plan, the exercise price of such options, the date of grant and the date of expiration:

Plan under which options were awarded	Number of options	Exercise price		Date of grant	Expiration date

2013 Plan	8,392,143	Ch$	1,750	January 1, 2010	30 days after the publication of the Company’s audited financial statements for the 2012 fiscal year.

Incentive Plan	16,607,857	Ch$	1,750	January 1, 2010	30 days after the publication of the Company’s audited financial statements for the 2012 fiscal year.

Share ownership

As of the date of this prospectus, the members of our Board of Directors and our executive officers held, as a group, 54.0% of our shares of common stock on a fully diluted basis. See “Principal Shareholders.”

Principal shareholders

The following table sets forth information with respect to the beneficial ownership of our shares of common stock, as of the date of this offering, for:

•	each person known to us to own beneficially more than 5% of our shares of common stock ; and
•	our directors and executive officers as a group.

The table below does not reflect the exercise of the international underwriters’ option to purchase a maximum of 13,695,652 shares or shares which may be purchased pursuant to the preemptive rights offering.

	Shares of common stock beneficially owned prior to this offering		Shares of common stock beneficially owned after this offering
	Number	Percentage	Number	Percentage

Principal Shareholders(1)
Inversiones Quinchamali Limitada(2)	581,754,802	25.7%	581,754,802	24.7%
Inversiones Latadia Limitada(3)	550,823,211	24.3%	550,823,211	23.4%
Inversiones Tano Limitada(4)	237,170,426	10.5%	237,170,426	10.1%
Manfred Paulmann Koepfer(5)	155,448,954	6.9%	155,448,954	6.6%

Directors and Executive Officers
Horst Paulmann Kemna(6)	909,611,503	40.2%	909,611,503	38.6%
Heike Paulmann Koepfer(7)	155,221,347	6.9%	155,221,347	6.6%
Peter Paulmann Koepfer(8)	155,377,627	6.9%	155,377,627	6.6%
David Gallagher	—	—	—	—
Erasmo Wong Lu	—	—	—	—
Roberto Oscar Philipps	—	—	—	—
Cristián Eyzaguirre Johnston	—	—	—	—
Sven von Appen Behrmann	*	*	*	*
Julio Moura	—	—	—	—
Daniel Rodríguez	—	—	—	—
Rodrigo Hetz	—	—	—	—
Mauricio Soto	—	—	—	—
Carlos Mechetti	—	—	—	—
Bronislao Jandzio	—	—	—	—
Pablo Castillo	*	*	*	*
Carlos Wulf	—	—	—	—
Jaime Soler	—	—	—	—
Patricio Rivas	—	—	—	—
Renzo Paonessa	*	*	*	*
Marcelo Reyes	—	—	—	—
Pietro Illuminati	—	—	—	—
Renato Fernandez	—	—	—	—
Total shares of common stock issued and outstanding(9)	2,264,103,215	100.0%	2,355,407,563	100.0%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)	Our principal shareholders do not have different voting rights than other shareholders. All holders of our shares of common stock are entitled to one vote per share of common stock in all shareholders’ meetings.

(2)	Inversiones Quinchamali Limitada is a Chilean company majority owned by Horst Paulmann Kemna, our Chairman of the Board, with the remainder owned by members of the Paulmann family. Members of the Paulmann family include Horst Paulmann Kemna, Helga Koepfer Schoebitz, Manfred Paulmann Koepfer, Peter Paulmann Koepfer and Heike Paulmann Koepfer. The address for Inversiones Quinchamali Limitada is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

(3)	Inversiones Latadia Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned indirectly by members of the Paulmann family. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

(4)	Inversiones Tano Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned by Inversiones Latadia Limitada. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.

(5)	Manfred Paulmann Koepfer owns 0.6% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada. Manfred Paulmann Koepfer is the son of Horst Paulmann Kemna, our Chairman of the Board.

(6)	Horst Paulmann Kemna owns 2.5% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada.

Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Management.”

(7)	Heike Paulmann Koepfer owns 0.6% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada.

Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Management.”

(8)	Peter Paulmann Koepfer owns 0.6% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada.

Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Management.”

(9)	Members of the Paulmann family, including Helga Koepfer Schoebitz, wife of Horst Paulmann Kemna, our Chairman of the Board, own, directly and indirectly approximately 65% of our shares of common stock.

As of June 18, 2012, the most recent practicable date, 814,870 ADSs (equivalent to 2,444,502 shares, or less than 1% of the total outstanding shares of our common stock) were outstanding and held of record by 12 holders. All of these holders had registered addresses in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of U.S. persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons.

U.S. investors will not be offered any shares of common stock underlying the preemptive rights to be offered in the preemptive rights offering. For the Company’s existing ADR facility, the Company will issue rights to subscribe for shares of the Company’s common stock to Banco Santander Chile, as custodian bank (the “Custodian Bank”) for the Depositary (as defined below), in Chile in a transaction outside the U.S. to non-U.S. persons in accordance with Regulation S under the Securities Act. Pursuant to the terms of the existing deposit agreement, and consistent with market practices, the Custodian Bank will sell the rights to subscribe for shares of our common stock it receives in the preemptive rights offering and distribute any cash proceeds from such sale to the owners of ADRs who are owners of record on the record date established for this purpose by the Depositary. See “Description of American Depositary Receipts” for additional details regarding our existing ADR facility.

Related party transactions

Chilean regulations

In the ordinary course of our business, we may incur related party indebtedness in the future on fair market terms. Articles 146 et seq of the Chilean Corporations Law regulate related party transactions to be incurred by publicly held corporations. Article 147 of the Chilean Corporations Law requires our transactions with related parties be on a market basis or on similar terms to those customarily prevailing in the market and to be beneficial to the interest of the company. Article 147 requires us to compare the terms of any such transaction to those prevailing in the market at the date the transaction is approved. For a related party transaction to be entered into, the approval of the board of directors is required. Directors of companies that violate Article 147 are liable for damages and losses resulting from such violation. In addition, Article 147 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors, with the exclusion of the interested director. The board of directors will approve the transaction only when it has been informed of such director’s interest, the transaction is beneficial to the company and the terms of such transaction are similar to those prevailing in the market. If the majority of the directors are interested parties, the transaction may be entered into if approved unanimously by non-interested directors, or by two-thirds or more of the votes at a special shareholders’ meeting. If a special shareholders’ meeting is called, the board shall appoint two independent evaluators, who will inform the shareholders of the terms and conditions of the transaction, its effects and the potential impact in the Company. The evaluators’ final conclusions must be made available to shareholders and directors the day after the company receives such report. The report will be available for a period of at least 15 business days following the company’s receipt of the evaluator’s report and notice shall be provided to the shareholders by means of an hecho esencial.

General

The following related party transactions may be entered into without complying with the aforementioned requirements and with only the approval of the board of directors:

•	The transaction does not involve an amount considered to be material. A transaction involves a material amount if:

•	the transaction amount is more than 1% of the company’s equity, provided such transaction amount exceeds the equivalent of 2,000 UF, or

•	the transaction amount exceeds the equivalent to 20,000 UF.

•	The transaction is in the ordinary course of business, as determined by the corporation’s policies regarding such matters.

•	The transaction is with a related party which the company owns at least 95% of, either directly or indirectly.

All resolutions approving such transactions must be reported to the Company’s shareholders at the next annual shareholders meeting. Violation of Article 146 et seq may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Articles 146 et seq in all transactions with related parties. See “Description of Share Capital—Director requirements.”

Related party transactions

Below is a description of the outstanding transactions between us and our related parties, including the respective outstanding amounts since January 1, 2009:

Purchase and sale agreements

During the three months ended March 31, 2012, we purchased CH$618 million and during 2011, 2010 and 2009, we purchased general merchandise in the amount of Ch$2,119 million and Ch$1,883 million and Ch$1,164 million, respectively, from Wenco S.A. (“Wenco”), a Chilean plastic goods manufacturer on whose board Cristián Eyzaguirre Johnston, one of our directors, serves as a director. In 2011 and 2010, we also sold general merchandise in the amount of Ch$261 million and Ch$160 million, respectively, to Wenco.

Leases

We lease space in various of our shopping centers in Chile to Maxi Kioskos Chile, S.A., a Chilean convenience store operator on whose board Manfred Paulmann Koepfer, one of our principal shareholders, serves as a director. Lease payments during the three months ended March 31, 2012 amounted Ch$ 108 millions and in 2011, 2010 and 2009 amounted to Ch$361 million, Ch$395 million and Ch$185 million, respectively.

We also lease space in various of our shopping centers in Chile to Automotora Globus Atv Chile Ltda. (“Globus”), a Chilean automotive retailer controlled by Manfred Paulmann Koepfer, one of our principal shareholders. Lease payments during 2011 and 2009 amounted to Ch$154 million and Ch$4 million, respectively. There were no lease transaction in 2010. In 2011 and 2009, we also sold general merchandise to Globus in the amount of Ch$31 million and Ch$ 2 million, respectively. There were no sales of general merchandise to Globus in 2010.

In addition, we lease space in various of our shopping centers in Chile to Importadora Y Comercial Regen Ltda. (“Importadora”), a Chilean retailer of imported toys controlled by Peter Paulmann Koepfer, one of our directors. Lease payments during the three months ended March 31, 2012 amounted Ch$ 30 millions and in 2011, 2010 and 2009 amounted to Ch$106 million, Ch$98 million and Ch$102 million, respectively. We also purchased general merchandise from Importadora Y Comercial Regen Ltda. during the first three month of 2012 in the amount of Ch$ 91 millions and in the amount of Ch$520 million, Ch$387 million and Ch$398 million for the years 2011, 2010 and 2009 respectively.

The above described transactions were entered into pursuant to our Bylaws and applicable Chilean laws and regulations.

For information concerning other transactions, see Note 9 to our Audited Consolidated Financial Statements.

Description of share capital

Set forth below is material information concerning our share capital and a brief summary of the significant provisions of our Bylaws and Chilean law. As explained above, our Bylaws effectively serve the purpose of both the articles or certificate of incorporation and the bylaws of a company incorporated in the United States. This description contains all material information concerning shares of our common stock, including summaries of certain provisions of our Bylaws and applicable Chilean law in effect on the date of this prospectus. They do not, however, describe every aspect of our shares of common stock, our Bylaws or Chilean law. You are encouraged to review our estatutos (an English translation of which has been filed as an exhibit to the registration statement of which this document forms a part), the Chilean Corporations Law and the Securities Market Law, each referred to below.

For more information regarding our share capitalization, see “Principal Shareholders,” elsewhere in this prospectus. There were 2,264,103,215 shares of our common stock, no par value, issued and outstanding as of the date of this offering. Following the capital increase of 270,000,000 shares of our common stock approved by our shareholders on April 29, 2011, the aggregate number of our authorized shares will be 2,574,015,016 shares including 39,911,801 treasury shares.

Memorandum and articles of association

Set forth below is certain information concerning Cencosud S.A.’s capital stock and a brief summary of certain significant provisions of our Bylaws and Chilean law. You are encouraged to review our Bylaws, which are filed as Exhibit 3.1 of this prospectus.

Organization and register

We are a publicly-held stock corporation (sociedad anónima abierta) organized under the laws of Chile and have an indefinite corporate duration. We were incorporated by a public deed dated November 10, 1978. This abstract is recorded on page 13808 No. 7412 of the Registro de Comercio de Santiago (Commercial Registry of Santiago) for the year 1978. Our corporate purpose, as stated in our Bylaws, is broadly defined to include the purchase, sale, distribution and marketing of goods, as more fully set forth in our Bylaws.

Shareholder rights

Shareholder rights in Chilean companies are governed generally by a company’s bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation, and the bylaws of a United States company). Additionally, the Chilean Corporations Law governs the operation of Chilean stock corporations and provides for certain shareholder rights.

Shareholder rights can be amended through an agreement adopted in an extraordinary shareholders meeting, which shall subsequently agree upon the corresponding amendment to the bylaws. However, there are certain provisions of Chilean law that cannot be waived by the shareholders, such as the legal formalities prescribed by the Chilean Corporations Law for the organization and validity of a corporation or for the amendment of its bylaws; provisions dealing with the protection of minority shareholders, including the minimum number of board members, the existence of a committee of directors, the list of matters that shareholders may decide upon in an ordinary and/or extraordinary shareholders meeting of the company, the quorum required for the approval of certain supermajority matters; and other public policy provisions, such as the rules for the liquidation of a company, tender offer rules and, generally, all securities market regulations.

The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Commission) (“SVS”) under the Securities Market Law and the Chilean Corporations Law. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Chilean Corporations Law clarifies rules and requirements for establishing publicly-held stock corporations while eliminating government supervision of privately-held companies. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of publicly-held corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed. Holders of shares of publicly-held corporations are required to report to the SVS and the Chilean exchanges:

•	any acquisition or sale of shares that results in the holder’s acquiring or disposing of 10% or more of the corporation’s capital; and

•

any acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

•

In addition, majority shareholders must include in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Persons or entities intending to acquire control of a publicly-held corporation, through means other than through a tender offer (oferta pública de adquisición de acciones), are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a notice published in two Chilean newspapers, which must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the SVS and the Chilean exchanges.

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

Chilean law does not contain any provision that discriminates against shareholders or prospective shareholders who own a substantial number of shares. However, a special public offering procedure applies should the controlling shareholder of a company decide to increase its stock in the company, according to which the offer must be made to all shareholders on a pro rata basis in proportion to their respective stock.

Capitalization

Under Chilean law, a corporation increases its capital as soon as the shareholders authorize both the capital increase and the issuance of new stock, provided that the minutes of the corresponding shareholders meeting are put into a public deed, and an abstract of said deed is published in the Official Gazette and registered in the Commercial Registry corresponding to the company’s domicile. In addition, in the case of publicly-held stock corporations, the new shares must be registered in the Securities Registry of the SVS before they may be offered to the public. When a shareholder subscribes for shares, the shares are transferred to such shareholder’s name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends in the proportion corresponding to the unpaid price of such shares, unless otherwise stipulated in the bylaws of the corporation. The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares. If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the shareholder continues to exercise all the rights of a shareholder (except the right to receive dividends). Authorized shares which have not been paid for within the period ending three years from the date when the capital increase agreement was made at the shareholders’ meeting, are deemed cancelled under Chilean law and are no longer available for sale by the Chilean corporation. At that time, the capital of the corporation is automatically reduced to the amount effectively paid within such period.

The Bylaws authorize a single series of common stock, without par value.

Director requirements

Our Bylaws require the board to consist of nine directors. The entire board is elected every three years. There is no requirement that a director be a shareholder of our Company.

Our Bylaws do not contain any provision regarding a mandatory retirement age for directors, nor does Chilean law contain any provision in this respect.

According to Chilean Corporations Law, a publicly-held stock corporation (sociedad anónima abierta) can only execute a transaction with a related party whenever such transaction is for the benefit of the corporation, and conforms to price terms and conditions prevailing in the market at the time of its approval.

Directors, managers, administrators, main executives or liquidators who have an interest in a related party transaction must immediately inform the board of directors or its proxy of such interest and the transaction must first be approved in accordance with the procedures described below. Non-compliance with these requirements will result in joint and several liability for the damages the transaction causes to both the corporation and its shareholders.

If the transaction involves a relevant amount (more than 1% of the company’s equity, provided such transaction exceeds the equivalent of 2,000 UF, or in any case if it exceeds the equivalent to 20,000 UF) and the board of directors is not able to determine if it is an arm’s-length transaction, the Board may approve or reject the execution of the transaction, with the abstention of the interested director, or appoint two independent evaluators.

If the board of directors approves the transaction, the relevant resolution will be disclosed in the subsequent shareholders’ meeting. The resolution should expressly enumerate the directors that approved the operation.

Alternatively, in the case that evaluators are appointed, such evaluators will draft a report to inform the shareholders of the terms and conditions of the transaction, as well as its effect and potential impact on the corporation. The evaluators’ report shall be made available to the shareholders. If shareholders representing at least 5% of the company’s voting stock consider that the transaction is not in the company’s best interest, or if the evaluators’ report differ considerably, they may request that the Board call for an extraordinary shareholders meeting in order to approve or reject the execution of such transaction, in the former case by at least two-thirds of the company’s voting stock. The related party that intends to carry out the operation with the company must provide to the Board all relevant information pertaining to such operation.

Notwithstanding the applicable sanctions, the violation of these rules will not affect the validity of the transaction, but will entitle the corporation or the shareholders to request that the defender disgorge profits obtained from the transaction.

The following transactions with related parties can be carried out without compliance with the foregoing requirements, after approval by the board of directors:

•

Transactions that do not involve a significant amount, as described above. All transactions carried out in a 12 month period through one or more acts that are similar or complementary and in which the parties, including related parties, or the purpose are the same will be considered a single transaction.

•

Transactions which are in the ordinary course of business, as determined by the corporation’s policies regarding such matters. In this case, the resolution that establishes such policies or their amendments will be made available to the shareholders at the corporation’s offices and on their web site, if applicable.

•	Transactions between corporations in which the company owns, either directly or indirectly, at least 95% of its counterparty.

Borrowings by a director are treated under Chilean law as related party transactions and are subject to the rules set forth above.

Pursuant to the Chilean Corporations Law, if the bylaws of a company establish compensation for directors, such compensation must be agreed to in a shareholders meeting. Our Bylaws establish that the directors will be compensated in an amount determined by the annual shareholders meeting, notwithstanding the right of the Board to agree to compensate a director for the performance of any other duty different from his or her duty as a director.

Preemptive rights and increases of share capital

The Chilean Corporations Law grants certain preemptive rights to shareholders of all Chilean companies. The Chilean Corporations Law generally requires Chilean companies to offer to shareholders the right to purchase a sufficient number of shares or convertible securities to maintain their existing ownership percentage in the company whenever it issues new shares or convertible securities and prior to any sale in the market of its treasury shares of common stock.

Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering after the date hereof, the practicality under Chilean law in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the Depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of such sale. In the event that the Depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. Non-U.S. holders of ADSs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following such preemptive rights offering unless such holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Dividend and liquidation rights

In accordance with Chilean law, we must distribute mandatory cash dividends of 30% of our consolidated net income unless otherwise decided by a unanimous vote of the holders of the Shares. See “Dividends and dividend policy.”

At our option, the portion of any dividend which exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in our shares or in shares of corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive rights and increases of share capital.”

Those dividends not collected by the shareholders entitled thereto lapse five years after the payment date, with the funds going to the Chilean Treasury.

In the event of a liquidation of our company, the holders of fully paid shares of common stock would participate in the assets available after payment of all creditors in proportion to the number of shares held by them.

Shareholders’ meetings and voting rights

We hold our annual shareholders meeting during the first fourth months of each year. Extraordinary shareholders meetings may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the annual shareholders meeting or an extraordinary shareholders meeting is given by means of a notice in a newspaper published in Cencosud’s corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner. Notice must also be mailed to each shareholder and given to the SVS 15 days in advance of the meeting.

The quorum for a shareholders’ meeting is established by the presence, in person or by power of attorney, of shareholders representing at least the absolute majority of our issued voting shares. If a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. However, if a shareholders’ meeting is called for the purpose of considering:

•	a change of our organization, merger or division,

•	an amendment to the term of duration or early dissolution,

•	a change in our corporate domicile,

•	a decrease of our corporate capital,

•	approval of capital contributions in assets other than cash and their assessments,

•	modification of the authority reserved to shareholders meetings or limitations on the Board of Directors,

•	reduction in the number of members of our Board of Directors,

•

the sale, transfer or disposition of 50% or more of assets, either including or excluding its corresponding liability, or the formulation or modification of any business plan which contemplates the sale, transfer or disposition of our assets in such amount, the sale of 50% or more of the assets of an affiliate that represents at least 20% of the assets of the corporation, as well as any sale of its shares which would result in us ceasing to be in control of such subsidiary,

•	the form of distributing corporate benefits,

•	the granting of a guaranty by us of liabilities of any third-party other than a subsidiary, in an amount exceeding 50% of our total assets,

•	our purchase of our issued stock in accordance with articles 27A and 27B of Law No. 18,046,

•	the amendment of any formal defects in our Bylaws which may nullify our incorporation, or any amendment of the Bylaws referring to one or more of the matters indicated above,

•

the approval of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation, or the establishment of the right for our controller to acquire the shares of minority shareholders after a tender offer, in the terms set forth in paragraph 2 of article 71 bis of Law No. 18,046,

•	the approval or ratification of contracts or agreements with related parties, in accordance with articles 44 and 147 of Law No. 18,046, or

•	other matters as may be set forth in our Bylaws.

The vote required at such meeting is a two-thirds majority of the issued common stock.

Additionally, the amendment of our Bylaws aimed at the creation, modification, extension or suppression of preferential rights, must be approved with the favorable vote of two-thirds of the shares of the affected series.

Chilean law does not require a publicly-held Chilean company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders’ meeting listing the matters to be addressed must be mailed to shareholders and the SVS not fewer than 15 days prior to the date of a meeting. In cases of an Annual Shareholders’ Meeting, an annual report of our activities, which includes our audited financial statements, must also be mailed to shareholders.

The Chilean Corporations Law provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include within the materials dispatched by the board of directors to shareholders, the comments and proposals of such shareholders in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of a publicly-held company convenes a meeting of shareholders and solicits proxies for the meeting, information supporting its decisions or other similar materials, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

Only shareholders registered in the Shareholders’ Registry as such at least five Chilean business days prior to the date of a shareholders meeting are entitled to attend and vote their shares. A shareholder may appoint by power of attorney another individual (who need not be a shareholder) as its attorney-in-fact to attend and vote on its behalf. Every shareholder entitled to attend and vote at a shareholders meeting shall have one vote for every share subscribed.

Right of dissenting shareholders to tender their shares

The Chilean Corporations Law provides that upon the adoption at an extraordinary shareholders meeting of any of the resolutions enumerated below, dissenting shareholders acquire a right of redemption to force the company to repurchase their shares, subject to the fulfillment of certain terms and conditions.

“Dissenting” shareholders are defined as those which vote against a resolution which results in the redemption right, or if absent at such a meeting, those who state in writing to the company their opposition to the respective resolution. Dissenting shareholders must perfect their redemption rights by tendering their stock to the company within 30 days of the resolution (except in the case of pension fund shareholders as discussed below).

The price paid to a dissenting shareholder of a publicly-held company for such shares is the weighted average of the closing sales prices for the shares as reported on the stock exchanges for the two-month period preceding the event giving rise to the redemption right.

The resolutions that result in a shareholder’s redemption right are the following:

•	our transformation into a different type of legal entity;

•	our merger with or into another company;

•

the disposition of 50% or more of our assets, whether or not that sale includes our liabilities or the proposal or amendment of any business plan involving the transfer of more than 50% of our assets; and the sale of 50% or more of the assets of an affiliate which represents at least 20% of the assets of the corporation, as well as any sale of its shares which would result in us ceasing to be in control of such subsidiary;

•

the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of our assets, except with regard to security interests or personal guarantees, which are granted to secure or guarantee obligations of our subsidiaries;

•

the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the redemption right only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

•

the amendment of our Bylaws to correct any formal defect in our incorporation, which might cause our Bylaws to become null and void, or any amendment of our Bylaws that grants a shareholder a redemption right;

•

the approval by our shareholders of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation; and

•	any other causes as may be established by Chilean law and our Bylaws (our Bylaws currently do not establish any instances).

In addition, shareholders of a publicly held corporation have a redemption right if a person acquires two-thirds or more of the outstanding voting stock of the company and does not make a tender offer for the remaining shares within 30 days of that acquisition at a price not lower than the price that would be paid shareholders exercising their redemption rights.

However, the right of redemption described in the previous sentence does not apply in the event the company reduces its capital as a result of not having fully subscribed and paid an increase of capital within the statutory term.

Finally, shareholders of a publicly held corporation have the right of redemption within 30 days after the date when the controller acquires more than 95% of the shares of the company. These redemption rights must be exercised within 30 days.

Description of American depositary shares

The following is a general description of the depositary arrangement, including a summary of certain provisions of the Deposit Agreement pursuant to which the ADSs will be issued and a summary of certain applicable provisions of Chilean law. The Deposit Agreement is among us, The Bank of New York Mellon, as depositary (the “Depositary”), and the registered holders and beneficial owners from time to time of ADSs. This is a summary of the material provisions of the Deposit Agreement. You are encouraged to review the Deposit Agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part. Additional copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, which is presently located at 101 Barclay Street, New York, New York 10286, and at the office of the custodian, currently Banco Santander—Chile, or any successor or successors thereto (the “Custodian”) in Chile.

Rule 144A and regulation S ADR facilities

In May 2004, the Company sponsored a Rule 144A ADR facility in connection with an offering pursuant to Rule 144A under the Securities Act (the “144A Facility”) by the Company to certain “qualified institutional buyers” in the United States of ADSs representing 50,933,370 common shares (the “Rule 144A ADSs”). Also in May 2004, the Company sponsored a Regulation S ADR facility in connection with an offering on pursuant to Regulation S under the Securities Act (the “Regulation S Facility”) by the Company to non-U.S. persons, as defined under Regulation S, outside the United States of ADSs representing 49,066,335 common shares (the “Regulation S ADSs”) . The Bank of New York Mellon is the depositary for the 144A Facility and the Regulation S Facility.

The Rule 144A Facility was closed to new deposits of common shares on April 26, 2012 and the deposit agreement for the 144A Facility was terminated in accordance with its terms. The deposit agreement for the former Regulation S Facility is being amended to become the Deposit Agreement described in this section. Following the expiration of the rights offering, the former Regulation S ADSs will become fungible with the ADSs sold in this offering.

American depositary receipts

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent three shares (or a right to receive three shares) deposited with the principal Santiago office of Banco Santander Chile, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Chilean law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

Share dividends and other distributions

The Depositary is required, to the extent that in its judgment it can convert Chilean pesos on a reasonable basis into U.S. dollars and transfer the U.S. dollars to the United States, and subject to Chilean law, to convert all cash dividends and other cash distributions that it receives in respect of the deposited shares of Cencosud common stock into U.S. dollars and to distribute the amount thus received (net of the fees and any conversion expenses of the Depositary) to the holders of ADSs in proportion to the number of ADSs representing such shares held by each of them. See “Exchange Controls.” The amount distributed also will be reduced by any amounts required to be withheld by us, the Depositary or the Custodian on account of taxes or other governmental charges. If the Depositary determines that in its judgment any currency received by it cannot be so converted on a reasonable basis and transferred, the Depositary may distribute, or in its discretion hold, such foreign currency, without liability for interest thereon, for the respective account of the ADS holders entitled to receive the same.

If a distribution upon the deposited shares of Cencosud common stock by us consists of a dividend in, or a free distribution of, shares of Cencosud common stock, upon receipt by or on behalf of the Depositary of such additional shares of Cencosud common stock from us, the Depositary may or shall, if we so request, distribute to the holders of ADSs, in proportion to their holdings, additional ADSs representing the number of shares of Cencosud common stock so received as such dividend or distribution, in either case after deduction or payment of the fees and expenses of the Depositary. If such additional ADSs are not so issued, each ADS shall thereafter also represent the additional shares of Cencosud common stock distributed with respect to the shares of Cencosud common stock represented thereby. In lieu of delivering fractions of ADSs, in any such case, the Depositary will sell the amount of shares of Cencosud common stock represented by the aggregate of such fractions and distribute the net proceeds in dollars, all in the manner and subject to the conditions set forth in the Deposit Agreement.

If we offer or cause to be offered to the holders of shares of Cencosud common stock any rights to subscribe for additional shares of Cencosud common stock or any rights of any other nature, the Depositary, after consultation with us, shall have discretion as to the procedure to be followed in making such rights available to holders of ADSs or in disposing of such rights and distributing the net proceeds thereof as in the case of a distribution received in cash. If at the time of the offering of any such rights the Depositary determines that it is lawful and feasible to do so, the Depositary may, after consultation with us, distribute such rights available to holders by means of warrants or otherwise. To the extent the Depositary determines, in its discretion, that it is not lawful or feasible to make the rights available, it may sell such rights, warrants or other instruments, if a market is available therefor, at public or private sale, at such place or places and upon such terms as the Depositary may deem proper and allocate the net proceeds of such sales, net of the fees and expenses of the Depositary, for the accounts of the holders of ADSs otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders of ADSs because of exchange restrictions or the date of delivery of any ADRs or otherwise. If, by the terms of the rights offering or by reason of applicable law, the Depositary may neither make such rights available to the holders nor dispose of such rights and distribute the net proceeds thereof, the Depositary shall allow the rights to lapse.

The Depositary will not offer such rights to the holders of ADSs unless both the rights and the securities to which the rights relate are either exempt from registration under the Securities Act or are registered under the Securities Act. If a holder of ADSs requests a distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect the distribution unless it has received an opinion of our United States counsel satisfactory to the Depositary upon which the Depositary may rely that the distribution is exempt from registration under the provisions of the Securities Act. However, we will have no obligation to file a registration statement under the Securities Act to make available to holders of ADSs any right to subscribe for or to purchase any securities. If an exemption from registration is not available and a registration statement is not filed, holders of ADSs will not be permitted to purchase such securities or otherwise exercise such rights and the Depositary may sell such rights for the account of such holders of ADSs as described in the preceding paragraph. Such a disposal of rights may reduce the proportionate equity interest in us of the holders of ADSs.

The Depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which cash ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

Deposit, withdrawal and cancellation

Issuance of ADSs

The Depositary has agreed that, upon deposit with the Custodian of the requisite number of shares of Cencosud common stock and receipt of evidence satisfactory to it that the conditions to deposit described below have been met, and subject to the terms of the Deposit Agreement, the Depositary will deliver to, or upon the order of, the person or persons specified by the Depositary upon payment of the fees, governmental charges and taxes provided in the Deposit Agreement, the number of ADSs issuable in respect of such deposit.

Cancellation and withdrawal of ADSs

Upon surrender of ADSs at the Corporate Trust Office of the Depositary and payment of the fees of the Depositary and of the taxes and governmental charges, if any, provided for in the Deposit Agreement and subject to the terms thereof, ADS holders are entitled to delivery of the deposited shares of Cencosud common stock, any other property or documents of title at the time represented by the surrendered ADSs.

Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may deliver ADSs prior to the receipt of shares of Cencosud common stock (a “Pre-Release”) and may receive ADSs in lieu of shares of Cencosud common stock. Each Pre-Release shall be:

•	preceded or accompanied by a written representation and agreement from the person to whom ADSs are to be delivered that such person, or its customer,

•	owns the shares of Cencosud common stock or ADSs to be remitted, as the case may be,

•	assigns all beneficial right, title and interest in such shares of Cencosud common stock to the Depositary for the benefit of the owners of the ADSs, and

•	agrees in effect to hold such shares of Cencosud common stock for the account of the Depositary until delivery of the same upon the Depositary’s request,

•	at all times fully collateralized (such collateral marked to market daily) with cash or such other collateral as the Depositary deems appropriate,

•	terminable by the Depositary on not more than five business days’ notice, and

•	subject to such further indemnities and credit regulations as the Depositary reasonably deems appropriate.

The Depositary will limit the number of ADSs involved in such Pre-Release transactions so that the number of ADSs represented thereby will not, at any one time, exceed 30 percent of the total number of ADSs then outstanding; however, the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

The Depositary shall not be required to accept for deposit any shares of Cencosud common stock unless it receives evidence satisfactory to the Depositary that any approval, if required, has been granted by any governmental body in Chile that is then performing the function of the regulation of currency exchange.

If the person proposing to deposit shares of Cencosud common stock is not domiciled or resident in Chile, the Custodian shall not accept those shares of Cencosud common stock unless it receives from or on behalf of that person sufficient evidence that the shares of Cencosud common stock were purchased in full compliance with the foreign exchange regulations applicable to investments in Chile (either Chapter XIV of the Compendium of Foreign Exchange Regulation of the Central Bank or Decree Law 600 of 1974, as amended, and related agreements with the Foreign Investment Committee) and, if applicable, an instrument whereby that person assigns and transfers to the Depositary any rights it may have under Chilean regulations relating to currency exchange. Pursuant to Chapter XIV of the Compendium of Foreign Exchange Regulations of the Central Bank, the Custodian and/or the Depositary must give notice to the

Central Bank of Chile that the shares of Cencosud common stock have been deposited in exchange for ADSs.

If required by the Depositary, shares of Cencosud common stock presented for deposit at any time, whether or not our transfer books or the transfer books of the Foreign Registrar, if applicable, are closed, must also be accompanied by an agreement or assignment, of other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Custodian of any dividend, or right to subscribe for additional shares of Cencosud common stock or to receive other property which any person in whose name the shares of Cencosud common stock are or have been recorded may thereafter receive upon or in respect of such deposited shares of Cencosud common stock, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary.

At the request, risk and expense of any person proposing to deposit shares of Cencosud common stock, and for the account of such person, the Depositary may receive certificates for shares of Cencosud common stock to be deposited, together with the other instruments herein specified, for the purpose of forwarding such share certificates to the Custodian for deposit hereunder.

Upon each delivery to a Custodian of a certificate or certificates for shares of Cencosud common stock to be deposited hereunder, together with the other documents above specified, such Custodian must, as soon as transfer and recordation can be accomplished, present such certificate or certificates to us or the Foreign Registrar, if applicable, for transfer and recordation of the shares of Cencosud common stock being deposited in the name of the Depositary or its nominee or such Custodian or its nominee.

In the event that Shares are to be redeemed and, as a result, Shares registered in the name of the Custodian are called for redemption by the us, the Depositary will call for the redemption of ADSs (in aggregate number representing the number of Shares registered in the name of the Custodian called for redemption) and may adopt such method as it may deem equitable and practicable to select the ADSs called for redemption.

Voting rights

As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holder of shares of Cencosud common stock, as defined in the Deposit Agreement, if we so request, the Depositary has agreed to mail to holders of ADRs registered on the books of the Depositary a notice in English containing

•	such information as is contained in such notice,

•

a statement that each holder of ADSs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Chilean law and our Bylaws to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Cencosud common stock represented by such holders’ ADSs, and

•

a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by us.

Upon the written request of a holder of ADSs on such record date, received on or before the date established by the Depositary for such purpose, the Depositary has agreed to endeavor insofar as practicable to vote or cause to be voted the amount of shares of Cencosud common stock represented by the ADSs in accordance with any instruction set forth in such request. If no instructions are received by the Depositary from a holder of ADSs with respect to any of the shares of Cencosud common stock represented by such holder’s ADSs on or before the date established by the Depositary for such purpose, the Depositary will give a discretionary proxy to a person designated by us to vote the amount of shares of Cencosud common stock represented by those ADSs, unless we have notified the Depositary that (i) we do not wish such proxy given, (ii) we believe substantial shareholder opposition exists, or (iii) we believe the matter to be voted on would have a material and adverse effect on the rights of holders of our shares.

There are no legal or practical impediments to an ADS holder’s ability to vote that are not faced by holders of our shares of common stock except that there can be no assurance that we have request the Depositary to send the notice or that ADS holders will receive notice of meetings in time to instruct the Depositary before the applicable cutoff date.

Record dates

Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to shares of Cencosud common stock or whenever the Depositary shall receive notice of any meeting of holders of shares of Cencosud common stock or shareholders generally, the Depositary will fix a record date that will be the same as, or as near as practicable to the record date fixed by us with respect to the Cencosud common stock for the determination of the holders of ADSs who are entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement. Subject to the Deposit Agreement, only such holders of ADSs at the close of business on such record date shall be entitled to receive or be affected by any such dividend, distribution, proceeds, exchange or other matter or to give such voting instructions.

In the event that the record date determined by the Depositary (the “ADS Record Date”) and that established by us (the “Common Stock Record Date”) are not the same, ADS holders on the Common Stock Record Date who dispose of their ADSs prior to the ADS Record Date will not receive dividends paid in respect of the shares of Cencosud common stock represented by such holder’s ADSs on the Common Stock Record Date.

Reports and other communications

The Depositary will maintain at its transfer office in the Borough of Manhattan, the City of New York, facilities for the execution and delivery, registration of transfers and surrender of ADSs, in accordance with the provisions of the Deposit Agreement, which at reasonable times will be open for our inspection and inspection by the holders of ADSs, provided that such inspection shall not be for the purpose of communication with holders of ADSs in the interest of a business or object other than our business or a matter related to the Deposit Agreement or the ADSs.

We will transmit to the Depositary copies (translated into English) of any communications generally distributed to holders of Cencosud common stock. The Depositary will make available for inspection by ADS holders at the Corporate Trust Office of the Depositary any reports and communications, including any material soliciting voting instructions, received from us that are both

•	received by the Depositary or the Custodian or the nominee of either as a holder of shares of Cencosud common stock and

•	made generally available to the holders of shares of Cencosud common stock by us.

The Depositary will also send to ADS holders copies of such reports when furnished by us as provided in the Deposit Agreement.

On or before the first date on which we give notice, by publication or otherwise, of any meeting of the holders of shares of Cencosud common stock or shareholders generally, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or offering of any rights, we shall transmit to the Depositary and the Custodian a written English-language version of the notice thereof in the form given or to be given to holders of shares of Cencosud common stock. The Depositary will, if we request, at our expense, arrange for the mailing of such notices to all ADR holders.

Fees and expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates or if ADSs are redeemed

$.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders

$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	• As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Payment of taxes

If any tax or governmental charge becomes payable with respect to any ADS or any shares of Cencosud common stock represented by any ADSs, including without limiting the generality of the foregoing any Chilean tax on a gain realized, or deemed to be realized, upon the withdrawal or sale of shares of Cencosud common stock, such tax or other governmental charge will be payable to the Depositary by the holder of the ADSs, who must pay the amount thereof to the Depositary upon demand. The Depositary may refuse to effect any transfer of such ADSs or any withdrawal of the shares of Cencosud common stock represented by such ADSs until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the holder of the ADS thereof any part or all of the shares of Cencosud common stock represented by such ADSs, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the holder of such ADSs shall remain liable for any deficiency. In the event the Depositary determines that there is a reasonable possibility that a tax would be imposed upon the withdrawal of shares in exchange for surrendered ADSs the Depositary may require, as a condition to such exchange, that the withdrawing investor provide satisfactory security to the Depositary in an amount sufficient to cover the estimated amount of such tax.

Amendment and termination

The form of the ADRs and the Deposit Agreement may at any time be amended by written agreement between us and the Depositary. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex, or facsimile transmission costs, delivery costs or other such expense) or that otherwise prejudices any substantial existing right of ADS holders, will not take effect as to outstanding ADSs until the expiration of 30 days after notice of such amendment has been given to the record holders of outstanding ADSs. Every holder of ADSs at the time such amendment so becomes effective will be deemed, by continuing to hold such ADSs, to consent and agree to such amendment and to be bound by the Deposit Agreement or the ADRs as amended thereby. In no event may any amendment impair the right of any ADS holder to surrender its ADSs and receive therefor the shares of Cencosud common stock represented thereby, except in order to comply with mandatory provisions of applicable law.

Whenever we direct, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the holders of ADSs at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement at any time 60 days after the Depositary shall have delivered to us its written resignation provided that a successor depositary shall not have been appointed and accepted its appointment before the end of such 60-day period. If any ADSs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue the collection of dividends and other distributions pertaining to the shares of Cencosud common stock, the sale of property and rights as provided in the Deposit Agreement and the delivery of shares of Cencosud common stock, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADSs. At any time after the expiration of four months from the date of termination, the Depositary may sell the shares of Cencosud common stock and hold the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADSs that have not theretofore been surrendered.

Limits on our obligations and the obligations of the depositary; limits on liability to ADS holders

Neither we nor the Depositary assume any obligation nor will we be subject to any liability under the Deposit Agreement to holders of ADSs, except that we agree to perform our obligations specifically set forth in the Deposit Agreement without negligence or bad faith. Neither we nor the Depositary will be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the ADRs on behalf of any holder of ADSs or other person, and the Custodian will not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. The Depositary will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is without negligence and in good faith. None of the limitations described in this section will affect investor rights under U.S. federal securities laws.

Disclosure of interest in ADSs

Holders of ADSs are subject to certain provisions of the rules and regulations promulgated under the Exchange Act relating to the disclosure of interests in the shares of Cencosud common stock. Any holder of ADSs who is or becomes directly or indirectly interested in five percent (or such other percentage as may be prescribed by law or regulation) or more of the outstanding shares of Cencosud common stock must within ten days after becoming so interested and thereafter upon certain changes in such interests notify us as required by such rules and regulations. In addition, holders of ADSs as a matter of Chilean law are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of Law 18,045 of Chile, which provision may apply when a holder beneficially owns ten percent or more of the Cencosud common stock or has the intention of taking control of Cencosud. See “Description of Share Capital.”

Requirements for depositary actions

As a condition precedent to the delivery, registration of transfer or surrender of any ADSs or any split up or combination of ADR or withdrawal of any shares of Cencosud common stock, we, the Depositary or the Custodian may require from the holder or the presenter of the ADR or the depositor of the shares

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payment of a sum sufficient to pay or reimburse the Depositary, the Custodian or us for any tax or other governmental charge and any stock transfer or registration fee or any charge of the Depositary upon delivery of the ADS or upon surrender of the ADS, as set forth in the Deposit Agreement, and

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the production of proof satisfactory to the Depositary or Custodian of the identity or genuineness of any signature and proof of citizenship, residence, exchange-control approval, legal or beneficial ownership, compliance with all applicable laws and regulations, compliance with all other applicable provisions governing the shares of Cencosud common stock and the terms of the Deposit Agreement or other information as the Depositary may deem necessary or proper or as we may require by written request to the Depositary or the Custodian.

The delivery, registration, registration of transfer of ADSs or split-up or combination of ADRs, or the deposit or withdrawal of shares of other property represented by ADSs, in particular instances or generally, may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or us at any time or from time to time.

The Depositary will act as ADS registrar or appoint a registrar or one or more co-registrars for registration of the ADSs in accordance with any requirements of the New York Stock Exchange or of any other stock exchange on which the ADSs may be listed or quoted.

The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers of ADSs or combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders of ADSs or persons entitled to ADSs and will be entitled to protection and indemnity to the same extent as the Depositary.

Books of depositary

The transfer of the ADSs is registrable on the books of the Depositary, provided, however, that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties.

Valuation of underlying shares for chilean law purposes

For all purposes of valuation under Chilean law, the Deposit Agreement provides that the acquisition value of the shares of Cencosud common stock delivered to any holder upon surrender of ADSs shall be the highest reported sales price of the Cencosud common stock on the Santiago Stock Exchange for the day on which the transfer of the Cencosud common stock is recorded under the name of such holder on our books. In the event that no such sales price is reported by the Santiago Stock Exchange or another organized securities market during that day, the value shall be deemed to be the highest sale price on the day during which the last trade took place. However, if more than 30 days have lapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean Consumer Price Index for the corresponding term.

The depositary

The Bank of New York Mellon, a New York banking corporation, shall serve as the Depositary.

Common shares eligible for future sale

Immediately after this offering, we will have 2,369,103,215 shares of common stock issued and outstanding, based on the waiver by our controlling shareholders of their rights with respect to 105,000,000 shares of common stock subject to preemptive rights offering and assuming that the international underwriters exercise their over-allotment option in full. Of these shares, the 45,797,349 shares sold in this offering in the form of ADSs will be freely tradable without restriction or further registration under the Securities Act, except for any common shares purchased by our affiliates within the meaning of Rule 144 under the Securities Act.

Lock-up agreements

We have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC and UBS Securities LLC, we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

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offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•

enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise);

•	other than the common shares in the form of ADSs to be sold in the international offering, the common shares to be sold in the Chilean offering or pursuant to the preemptive rights offering.

Our directors, executive officers and Controlling Shareholders have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC and UBS Securities LLC, they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant);

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enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise); or

•	make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares.

Each of these agreements is subject to certain exceptions, as set forth in “Underwriting.”

Taxation

General

The following discussion summarizes the material Chilean tax and U.S. federal income tax consequences to beneficial owners arising from the purchase, ownership and disposition of the common stock and ADSs. The summary does not purport to be a comprehensive description of all potential Chilean tax and U.S. federal income tax considerations that may be relevant to a decision to purchase, own or dispose of the common stock and ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.

Prospective purchasers of the common stock and ADSs should consult their own tax advisors as to the Chilean, United States or other tax consequences of the purchase, ownership and disposition of the common stock and ADSs in their particular circumstances, as well as the application of state, local, foreign or other tax laws.

Chilean tax considerations

The following section is the opinion of Philippi, Yrarrázaval, Pulido & Brunner Abogados Limitada as to the material Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion summarizes the material Chilean income tax consequences of an investment in the ADSs or shares of common stock received in exchange for ADSs by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has remained in Chile for more than six months in one calendar year or for a total of more than six months in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application interpreting the provisions of Chilean tax law. Pursuant to Article 26 of the Chilean Tax Code, Chilean taxes may not be assessed retroactively against taxpayers who in good faith relied on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations prospectively. On February 4, 2010, a comprehensive income tax treaty between the United States and Chile (the “Proposed U.S.-Chile Treaty”) was signed, however such treaty has not yet been ratified by each country and therefore is not yet effective. It is unclear at this time when such treaty will be ratified by both countries. You should consult your tax adviser regarding the ongoing status of this treaty, and if ratified the impact such treaty would have on the consequences described in this prospectus supplement.

Cash dividends and other distributions

Cash dividends paid by us with respect to the ADSs or shares of common stock held by a Foreign Holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid over by us to the Chilean Treasury. We refer to this as the Chilean withholding tax. A credit against the Chilean withholding tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean withholding tax, but such distribution is not eligible for the credit. Under Chilean income tax law, for purposes of determining the level of the first category tax that has been paid by us, dividends generally are assumed to have been paid out of our oldest retained taxable profits. From the year 2004, the first category tax rate is 17.0%, resulting in an effective dividend withholding tax rate of approximately 21.69%. As a way to obtain additional funds for the country’s reconstruction plan after the earthquake in February 2010, the first category tax rate was increased to 20.0%, during 2011 and 18.5% during 2012, returning in 2013 to the permanent first category tax rate of 17.0% (Circular Letter No. 95, of 2001 and 63, de 2010), nevertheless, on May 2, 2011 the Government proposed to retain the corporate tax rate at 20%. The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

Capital gains

Gains realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or exchange of shares of common stock received in exchange for ADSs (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the foreign holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the foreign holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the foreign holder holds an interest as partner or shareholder (in the case of open stock corporations such interest must be 10.0% or more of the shares). A 20% withholding will be made on account of the seller’s final taxes. In all other cases, gain on the disposition of shares of common stock will be subject only to the first category tax levied as a sole tax. However, in these latter cases, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad without any deductions as a provisional payment of the total tax due.

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares, adjusted according to the domestic inflation variation between the month preceding the acquisition and the month preceding the sale. The valuation procedure set forth in the Deposit Agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of

ADSs into shares of common stock and sale of such shares of common stock for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile, as long as the sale price is equal to the acquisition price fixed at the moment of the conversion. In the event that the sale price is greater than the acquisition price, said capital gain is subject to the first category tax and the additional taxes mentioned above.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the first category tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

If the Proposed U.S.-Chile Treaty becomes effective, it may further restrict the amount of Chilean tax, if any, imposed on gains derived from the sale or exchange of shares of common stock by U.S. residents eligible for the benefits of the treaty. If the Proposed U.S.-Chile Treaty becomes effective, U.S. investors should consult their tax advisers as to the applicability of the treaty in their particular circumstances.

The Chilean Internal Revenue Service has not enacted any rule nor issued any ruling about the applicability of the following norms to the foreign holders of ADRs.

Pursuant to an amendment to the Chilean Income Tax Law published on November 7, 2001 (Law No. 19,768, amended by Law 20,448, dated August 13, 2010), the sale and disposition of shares of Chilean public corporations which are actively traded on stock exchanges is exempted from Chilean taxes on capital gains if the sale or disposition was made on a local stock exchange so long as the shares were purchased on a public stock exchange. However, Law N°20,448 limited this benefit to shares acquired and sold on a local stock exchange, with which it is unlikely that it will apply to the sale of share resulting from an exchange of ADSs. Investors who request delivery of ADSs in the form of shares of common stock should consult with their tax adviser to determine whether such shares will be eligible for the foregoing exemption.

Exempt capital gains—article 106 of the Chilean income tax law

According to Article 106 of the Chilean Income Tax law, the sale and disposition of shares of Chilean public corporations which are significantly traded on a Chilean stock exchange by foreign institutional investors, such as mutual funds, pension funds and others, is exempted of any Chilean tax on capital gains if the sale or disposition was made through a Chilean stock exchange or a tender offer.

A foreign institutional investor is an entity that is either:

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a fund that makes public offers of its shares in a country in which public debt has been rated investment grade by an international risk classification agency qualified by the local exchange regulator (“SVS”);

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a fund that is registered with a regulatory entity of a country in which public debt has been rated investment grade by an international risk classification agency qualified by the SVS, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30% of its share value;

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a fund whose investments in Chile, including securities issued abroad representing Chilean securities, represent less than 30% of its portfolio, provided that no more than 10% of the equity or right to the profits of the fund is directly or indirectly owned by Chilean residents;

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a pension fund that is exclusively formed by individuals that receive their pension on account of capital accumulated in the fund or its main purpose is to finance the funds of individuals and it is regulated and supervised by the competent foreign authority;

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a fund regulated by Chilean Law Nº 18,657 (referred to as Foreign Capital Investment Funds Law), in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or

•	another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the SVS and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile must:

•	be organized abroad and not be domiciled in Chile;

•	prove their qualification as foreign institutional investors as mentioned above;

•	not participate, directly or indirectly, in the control of the issuers of the securities in which it invests and not hold, directly or indirectly, 10% or more of such companies’ capital or profits;

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execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for the verification, at the time of the respective remittance, that such remittances relate to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and

•	register in a special registry with the Chilean Internal Revenue Service.

Exempt capital gains—article 107 of the Chilean income tax law

According to article 107 of the Chilean Income Tax Law, gains derived from the sale or transfer of shares of publicly-traded companies organized in Chile that are actively traded in a stock exchange, as defined in the relevant regulation, are exempt of taxes in Chile, provided that the following requirements are met:

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The seller must have acquired the shares: (a) in a Chilean stock exchange authorized by the Chilean Superintendency of Securities and Insurance; (b) pursuant to a regulated tender offer carried out according to Title XXV of the Chilean Securities Market Law; (c) at the time of incorporation of the corporation or pursuant to a capital increase; (d) pursuant to the exchange of public traded securities convertible in shares (in this case the acquisition cost of the shares corresponds to the exchange price), or (e) in a redemption of securities from certain mutual funds;

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The shares must be sold: (a) in a stock exchange authorized by the Chilean Superintendency of Securities and Insurance; (b) pursuant to a regulated tender offer, or (c) in a contribution of securities on certain mutual funds.

The exemption under analysis also applies if the sale or transfer of shares is executed within 90 days following the day in which they were no longer considered as actively traded. In such case, the profit exempted from Chilean taxes will be up to the average price of shares within the last 90 days in which they were actively traded. Any profit above the average price will be subject to the general tax regime applicable to the transfer of shares.

For these purposes, shares are considered to be significantly traded on a Chilean stock exchange (presencia bursátil) when they (1) are registered in the securities registry kept by the SVS, (2) are registered in a Chilean Stock Exchange; and (3) fulfill at least one of the following requirements: (i) have an adjusted presence equal to or above 25%; or (ii) have a “Market Maker”, as such term is defined in the Norma de Carácter General No. 327, issued by the SVS on January 17, 2012. Accordingly, shares are considered to have a “Market Maker” if the issuer thereof has entered into an agreement with at least one stock broker, and such agreement complies with the requirements set forth in the aforementioned Norma de Carácter General No. 237. Currently, our shares are considered to be significantly traded on a Chilean stock exchange.

Other Chilean taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Withholding tax certificates

Upon request, we will provide to foreign holders appropriate documentation evidencing the payment of the Chilean withholding tax.

Material United States federal income tax considerations

The following section is the opinion of Milbank, Tweed, Hadley, & McCloy LLP as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs under currently applicable law. It does not address any aspect of U.S. federal gift or estate tax or the state, local or foreign tax consequences of an investment in our ADSs. This discussion applies to you only if you hold and beneficially own our ADSs as capital assets for tax purposes (generally, property held for investment). This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that hold ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10.0% or more of the total combined voting power of all classes of our shares (including ADSs) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies in part on our assumptions regarding the projected value of our shares and the nature of our business. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. holder” if you beneficially own our ADSs and are:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

Except where specifically described below, this discussion assumes that we are not a not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

U.S. Holders

ADSs.    If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to U.S. federal income tax.

Distributions on our ADSs.    Cash distributions (including amounts withheld to pay Chilean withholding taxes) made by us to or for the account of a U.S. Holder with respect to ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the ADSs. Any distribution in excess of such U.S. Holder’s adjusted tax basis will be treated as capital gain and will be long-term capital gain if the U.S. Holder held the ADSs for more than one year. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Chilean withholding taxes imposed on dividends received on our ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s U.S. foreign tax credit limitation. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to ADSs should generally constitute “passive category income” for most U.S. Holders. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. We intend to apply to list our ADS on the New York Stock Exchange. Provided our application is accepted and the ADS are listed on the New York Stock Exchange, the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Based upon the nature of our current and projected income, assets and activities, we do not expect the ADSs to be shares of a PFIC for U.S. federal income tax purposes.

Sales and other dispositions of ADSs.    A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of ADSs measured by the difference between the amount realized and the U.S. Holder’s adjusted tax basis in ADSs. Any gain or loss will be long-term capital gain or loss if the ADSs have been held for more than one year. Long-term capital gains of certain U.S. Holders (including individuals) generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

If a Chilean income tax is withheld on the sale, exchange or other taxable disposition of our ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Chilean income tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the sale, exchange or other taxable disposition of our ADS that is subject to Chilean income tax, the U.S. Holder may not be able to benefit from the foreign tax credit for that Chilean income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Chilean income tax, provided that the U.S. Holder elects to deduct all foreign income taxes paid or accrued for the taxable year.

Passive foreign investment company rules

Based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2011 taxable year and we do not expect to become one in the foreseeable future. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. Our U.S. counsel has not rendered an opinion as to our PFIC classification. Rendering such an opinion would be impracticable because it involves an inherently factual test which will depend on our future circumstances. Also, we do not maintain our records in accordance with the U.S. federal income tax accounting principles required to permit a formal opinion to be rendered.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the ADSs, and certain “excess distributions,” would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale, other taxable disposition, or receipt of the excess distribution and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs. U.S. Holders are encouraged to consult their tax advisers to discuss the consequences to them if we were, or were to become a PFIC.

U.S. Information reporting and backup withholding rules

In general, dividend payments with respect to the ADSs and the proceeds received on the sale or other disposition of those ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28.0%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Backup withholding is not an additional tax. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers, which is not held in an account maintained by a U.S. financial institution, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders should consult their own tax advisors regarding the possible implications of this legislation on your investment in the ADSs.

Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

Certain ERISA considerations

This disclosure was written in connection with the promotion and marketing of the ADRs by us and the underwriters, and it cannot be used by any holder for the purpose of avoiding penalties that may be asserted against the holder under the Internal Revenue Code of 1986, as amended (the “Code”). Prospective purchasers of the ADRs should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans (“ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts or an entity deemed to hold the assets of such plans (together with ERISA Plans, “Plans”)) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase the ADRs should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

Non-U.S. plans, governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or foreign laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”). Fiduciaries of any such plans should consult with their counsel before purchasing the ADRs to determine the need for and the availability of, any exemptive relief under any Similar Law.

Underwriting

The global offering consists of (i) an international offering of 45,797,349 of common shares, in the form of ADSs, in the United States and elsewhere outside Chile and (ii) a Chilean offering of 45,506,999 shares of common stock, in the form of shares, inside Chile.

We are offering the ADSs described in this prospectus through a number of international underwriters. J.P. Morgan Securities LLC and UBS Securities LLC are acting as global coordinators and joint book-running managers of the international offering and as representatives of the international underwriters. We have entered into an international underwriting agreement with the international underwriters with respect to the ADSs being offered in the international offering. Subject to the terms and conditions of the international underwriting agreement, we have agreed to sell to the international underwriters, and each international underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions to be paid to the international underwriters (not including the incentive fee) set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of shares represented by ADSs	Number of ADSs

J.P. Morgan Securities LLC	14,426,165	4,808,722
UBS Securities LLC	10,304,404	3,434,801
Morgan Stanley & Co. LLC	10,304,404	3,434,801
Credit Suisse Securities (USA) LLC	6,182,642	2,060,881
Banco Bilbao Vizcaya Argentaria, S.A.	2,289,867	763,289
Santander Investment Securities Inc.	2,289,867	763,289

Total	45,797,349	15,265,783

The international underwriters are committed to purchase all the ADSs offered by us if they purchase any such ADSs. The international underwriting agreement also provides that if an international underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the international offering may be terminated.

The aggregate amount of common shares available in the global offering will be allocated between the international underwriters and the Chilean placement agents taking into account the orders received in the international offering and the Chilean offering.

In a process known as subasta de un libro de órdenes, all of the common shares in the global offering will be sold initially through a book auction on the Santiago Stock Exchange. In compliance with Chilean law and the rules of the Santiago Stock Exchange, such initial sale took place from June 19, 2012, until 4:00 p.m. (Santiago time) on June 21, 2012 (the “Offer Period”) and Larrain Vial S.A. Corredora de Bolsa, Santander S.A. Corredores de Bolsa, and J.P. Morgan Corredores de Bolsa SpA will act as Chilean placement agents (the “Chilean Placement Agents”). To purchase shares for purposes of the international offering, the international underwriters will participate in the subasta de un libro de órdenes through the Chilean placement agents.

At the commencement of the Offer Period, acting through the Chilean placement agents, we will register this global offering of shares with the Santiago Stock Exchange and such registration will specify the offering characteristics and conditions (the ”Offer Conditions”). In order to minimize arbitrage on the Offer Conditions, all or part of those characteristics and conditions may be declared confidential (“Confidential Conditions”) by the Chilean placement agents in accordance with notifications previously given to the Santiago Stock Exchange. The Confidential Conditions will be disclosed once the pricing and allocation process is finalized.

On the business day that the order book closes, the purchase price and allocations of the shares of our common stock will be determined by us, based on the demand for the shares of our common stock and certain other discretionary matters. On the business day immediately following, the Chilean Placement Agents, through the Santiago Stock Exchange, will formally award the shares of our common stock to those prospective purchasers who have complied with the Offer Conditions by process of the special auction described above. Pursuant to requirements under Chilean law, the Chilean Placement Agents, on our behalf, will deliver the shares of our common stock against payment therefor on the second business day following the formal award of these shares to prospective purchasers pursuant to the special auction procedure. The shares of our common stock are expected to be ready for delivery through the book-entry system of the Depósito Central de Valores on or about June 26, 2012, which is T+2.

The shares awarded to international underwriters will be deposited by the Chilean Placement Agents, on our behalf, with The Bank of New York Mellon, the depositary (the “Depositary”) under our Deposit Agreement and the Depository will issue the ADSs representing the shares of common stock so deposited.

The international underwriters propose to offer the ADSs directly to the public at the offering price set forth on the cover page of this prospectus. After the offering of ADSs in the international offering, the offering price and other selling terms may be changed by the international underwriters. Sales of shares or ADSs made outside of the United States may be made by affiliates of the international underwriters.

Additionally, after the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of our common stock subject to the preemptive rights offering, of which 91,304,348 are being offered in the global offering we are granting the international underwriters an option to purchase up to an additional 13,695,652 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. If any such shares are purchased with this over-allotment option, the international underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the international underwriters will offer the additional shares in the form of ADSs on the same terms as those on which the shares in the form of ADSs are being offered pursuant to this international offering.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the international underwriters to us per ADS. The underwriting fee is U.S.$0.2949 per ADS (or Ch$49.1140 per share) (not including the incentive fee). The following table shows the per ADS, per share and total underwriting discounts and commissions to be paid to the international underwriters (not including the incentive fee) to be paid to the international underwriters assuming both no exercise and full exercise of the international underwriters’ option to purchase additional shares.

	Per ADS		ADS without option(1)		ADS with option(1)		Per share		Shares without option(2)		Shares with option(2)

Public offering price	U.S.$	15.61	U.S.$	238,342	U.S.$	309,017	Ch$	2,600	Ch$	118,318	Ch$	118,318
Underwriting discount(3)	U.S.$	0.2949	U.S.$	4,502	U.S.$	5,849	Ch$	49.1140	Ch$	1,341	Ch$	1,341
Proceeds to us, before expenses.	U.S.$	15.3179	U.S.$	233,839	U.S.$	303,769	Ch$	2,550.8860	Ch$	116,083	Ch$	116,083

(1)	In thousands of U.S. dollars.
(2)	In millions of Chilean pesos.
(3)	The underwriting discount represents 1.889% of the total global offering amount and does not include the discretionary incentive fee of 0.47 percent of the gross proceeds of the global offering.

The maximum compensation for the international underwriters may also include an incentive fee of 0.47 percent of the gross proceeds of the global offering. The fees and reasonable accountable expenses of international underwriters’ counsel paid by us shall not exceed 0.15% of the gross proceeds of the global offering.

We estimate that the total expenses of the international offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2,513,661.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the international offering. The international underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to international underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus. Such restrictions do not apply to: (i) shares of common stock in the form of ADSs to be sold in the international offering; (ii) shares of common stock to be sold in the Chilean offering or pursuant to the preemptive rights offering; (iii) certain issuances of securities in connection with our stock incentive plans; (iv) the issuance by us of securities upon the exercise of an option or warrant or the conversion of certain securities; or (v) certain issuances of securities in connection with an acquisition, merger or similar transaction.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and our Controlling Shareholders have entered into lock-up agreements with the international underwriters prior to the commencement of the international offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and UBS Securities LLC, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares. Such restrictions do not apply to: (i) shares of common stock in the form of ADSs to be sold in the international offering; (ii) shares of common stock to be sold in the Chilean offering or pursuant to the preemptive rights offering; (iii) the exercise of an option or warrant or the conversion of certain securities; (iv) the transfer of shares of common stock to affiliates; (v) the transfer of shares of common stock as a bona fide gift; (vi) transactions related to shares of common stock acquired in certain open market transactions; provided, that in the case of (iii), (iv) and (v) above, each optionee, transferee or donee, as applicable, must agree to be bound by the terms of the lock-up prior to such transfer. In addition, in the case of our Controlling Shareholders and certain affiliated companies, the restrictions above also do not apply to (i) the transfer of shares of common stock to immediate family members; (ii) the transfer of rights to subscribe for shares of common stock in the preemptive rights offering to affiliates or immediate family members; (iii) the transfer of pledges or the creation of new pledges of shares of common stock in connection with existing indebtedness or the refinancing of such indebtedness; (iv) the pledge of up to 80 million shares of common stock in connection with new credit facilities to be entered into for the purpose of obtaining financing to subscribe for new shares of common stock in the preemptive rights offering, including in the case of (iii) and (iv) such additional shares of common stock as required to reflect mark-to-market adjustments under the terms of such transferred or new pledges; and (v) solely in the case of the lock-up agreement entered into by Manfred Paulmann, the transfer of up to 240,073 shares held of record by Asesorías Alpa Ltd as of the date hereof; provided, that in the case of (i) and (ii) above, such transferee must also agree to be bound by terms of lock-up prior to such transfer.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have been approved to list the ADSs on the New York Stock Exchange under the symbol “CNCO.T” prior to the completion of the preemptive rights offering, and under the symbol “CNCO” following the completion of the preemptive rights offering.

In connection with the international offering, the international underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while the international offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the international underwriters of a greater number ADSs than they are required to purchase in the international offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the international underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the international underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase common shares through the over-allotment option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the international offering. To the extent that the international underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the international underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the international underwriters that sold those ADSs as part of the international offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to the international offering, there has been no public market for our ADSs but only a public market for our shares of common stock in Chile. The public offering price of the ADSs will be determined by negotiations between us and the representatives of the international underwriters taking into account the market price of the shares of common stock on the Santiago Stock Exchange and other factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of the international offering;

•	the recent market prices of, and demand for, publicly traded ADSs of generally comparable companies; and

•	other factors deemed relevant by the international underwriters and us.

Neither we nor the international underwriters can assure investors that an active trading market will develop for our ADSs, or that such ADSs will trade in the public market at or above the public offering price.

Banco Bilbao Vizcaya Argentaria, S.A., one of the international underwriters, is not a broker-dealer registered with the SEC. Banco Bilbao Vizcaya Argentaria, S.A. will not sell ADSs in the United States, or to nationals or residents of the United States.

Selling restrictions

General

Other than in the United States, the Chilean offering and the preemptive rights offering in Chile, no action has been taken by us or the international underwriters that would permit a public offering of the ADSs offered by this prospectus in any jurisdiction where action for that purpose is required. The ADSs offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such ADSs be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the international offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of ADSs described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by Cencosud of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

No ADSs have been offered or sold or will be offered or sold, directly or indirectly, to the public in France, except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree No. 2004-1019 of September 28, 2004 and belonging to a “limited circle of investors” (cercle restreint d’investisseurs) acting for their own account with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and the direct or indirect resale to the public in France of any ADS acquired by any Permitted Investors may be made only as provided by Articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder. None of this prospectus supplement, the accompanying prospectus or any other materials related to the offering or information contained herein or therein relating to the ADSs has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

Germany

The ADSs will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz u¨ ber die Erstellung, Billigung und Vero¨ ffentlichung des Prospekts, der beim o¨ ffentlicken Angebot von

Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu vero¨ ffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Ireland

The ADSs will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Italy

The offering of the ADSs has not been registered pursuant to Italian securities legislation and, accordingly, no ADSs may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the ADSs or distribution of copies of any document relating to the ADSs will be made in the Republic of Italy except: (a) to “Professional Investors”, as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa (the “CONSOB”), as amended (“CONSOB Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Italian Financial Act”); or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the ADSs or any document relating to the ADSs in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the ADSs in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the ADSs are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of ADSs who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the ADSs were purchased, unless an exemption provided for under the Italian Financial Act applies.

Netherlands

The ADSs may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of ADSs is publicly announced that the offer is exclusively made to said individuals or legal entities.

Portugal

No document, circular, advertisement or any offering material in relation to the ADSs has been or will be subject to approval by the Portuguese Securities Market Commission (Comissao~ do Mercado de Valores Mobiliários, the “CMVM”). No ADSs may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the ADSs as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the ADSs have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the ADSs by public companies (sociedades abertas)or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the ADSs in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the ADSs in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Spain

The ADSs have not been registered with the Spanish National Commission for the Securities Market and, therefore, no ADS may be publicly offered, sold or delivered, nor any public offer in respect of the ADSs made, nor may any prospectus or any other offering or publicity material relating to the ADSs be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Switzerland

This prospectus, as well as any other material relating to the ADSs which are the subject of the international offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public). The investors will be individually approached by the international underwriters from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been provided in connection with the international offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Australia

This prospectus is not a formal disclosure document and have not been, nor will they be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). The international offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the ADSs, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

China

The ADSs may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the ADSs, may be supplied to the public in China or used in connection with any offer for the subscription or sale of ADSs to the public in China. The ADSs may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Hong Kong

This prospectus has not been reviewed or approved by or registered with any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. No person may offer or sell in Hong Kong, by means of any document, any ADSs other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of that Companies Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or to any persons in the circumstances referred to in paragraph (ii) above.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and, accordingly, no offer or sale of any ADSs, directly or indirectly, will be made in Japan or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan. For purposes of this paragraph, “resident of Japan” shall have the meaning as defined under the Foreign Exchange and Foreign Trade Law of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”) under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such ADSs be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased ADSs, namely a person who is: (i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the Securities and Futures Act except:

(a) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(b) where no consideration is or will be given for the transfer;

(c) by operation of law; or

(d) as specified in Section 276(7) of the Securities and Futures Act.

South Korea

The ADSs have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The ADSs may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the ADSs, except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The ADSs may not be resold to Korean residents unless the purchaser of the Shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Qatar

This offering of ADSs does not constitute a public offer of ADSs in the State of Qatar under Law No. 5 of 2002 (the Commercial Companies Law). The ADSs are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such ADSs, or have sufficient knowledge of the risks involved in an investment in such ADSs or are benefiting from preferential terms under a directed share program for directors, officers and employees. No transaction will be concluded in the jurisdiction of the State of Qatar.

United Arab Emirates

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED ARAB EMIRATES (EXCLUDING THE DUBAI INTERNATIONAL FINANCIAL CENTRE)

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (U.A.E.) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out below. The information contained in this prospectus does not constitute a public offer of the ADSs in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires ADSs pursuant to the offering should note that the offer of ADSs is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The ADSs may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of ADSs is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired ADSs pursuant to this exempt offer may not offer or sell ADSs to any person (referred to as a transferee) unless the price to be paid by the transferee for such ADSs equals or exceeds SR1 million. (b) If the provisions of paragraph (a) cannot be fulfilled because the price of the ADSs being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the ADSs to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million. (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the ADSs if he/she sells his entire holding of the ADSs to one transferee.

Argentina

This prospectus has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The prospectus may not be publicly distributed in Argentina. Neither we nor the international underwriters will solicit the public in Argentina in connection with this prospectus.

Brazil

The offer and sale of the ADSs will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the ADSs have not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, of the interests in Brazil is not legal without such prior registration. Documents relating to the offering of the ADSs, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the ADSs is not a public offering of securities in Brazil, nor may they be used in connection with any offer for sale of the ADSs to the public in Brazil.

This offer of the ADSs is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Colombia

The ADSs have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the ADSs may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Mexico

The ADSs have not been registered in Mexico with the Sección de Valores (Securities Section) of the Registro Nacional de Valores (National Securities Registry) maintained by the Comisión

Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the ADSs in Mexico absent an available exemption under Article 8 of the Ley del Mercado de Valores (Mexican Securities Market Law).

Peru

The ADSs have not been and will not be approved by or registered with the Peruvian securities regulatory authority, the Superintendency of the Securities Market (Superintendencia del Mercado de Valores). However, the ADSs have been registered with the Superintendency of Banking, Insurance and Private Pension Funds (Superintendencia de Bancos, Seguros y Administradoras Privadas de Fondos de Pensiones) in order to be offered or sold in private placement transactions addressed to Peruvian institutional investors such as Peruvian private pension funds.

Conflicts of interest

As described in “Use of Proceeds,” the net proceeds of the global offering will be used in part to repay all of our outstanding indebtedness under our Santander Short-Term Loan, to repay approximately U.S.$200 million in short-term indebtedness owed to an affiliate of Banco Bilbao Vizcaya Argentaria, S.A. under our BBVA Short-Term Loan to repay amounts drawn under our committed credit facility in the aggregate amount of U.S.$750 million, with an affiliate of, J.P. Morgan and an affiliate of Morgan Stanley, which amounts drawn totaled U.S.$250 million as of May 7, 2012, and to acquire the remaining 38.636% of Jumbo Retail Argentina shares currently held by UBS London. Because 5% or more of the net proceeds of the global offering, not including underwriting compensation, will be directed to a member of the Financial Industry Regulatory Authority (“FINRA”), its affiliates, and associated persons, this offering will be made in accordance with FINRA Rule 5121, which requires that a qualified independent underwriter (a “QIU”) participate in the preparation of this prospectus and perform the usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC is assuming the responsibilities of acting as the QIU in connection with this offering.

Other relationships

Certain of the international underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the international underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Service of process and enforcement of civil liabilities

We are a corporation (sociedad anónima) organized under the laws of Chile. Substantially all of our directors and officers named herein reside outside the United States (principally in Chile and Argentina). All or a substantial portion of our assets, and the assets of our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by Philippi, Yrarrázaval, Pulido & Brunner Abogados Limitada, our external Chilean counsel, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments. Chilean courts would enforce judgments rendered by U.S. courts by virtue of the legal principles of reciprocity and comity, subject to review in Chile of any such U.S. judgment in order to ascertain whether certain basic principles of due process and public policy have been respected, without reviewing the merits of the subject matter. If a U.S. court grants a final judgment, enforceability of this judgment in Chile will be subject to obtaining the relevant exequatur (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time and satisfying certain legal requirements. Currently, the most important of these requirements are:

•	the existence of reciprocity, absent which the foreign judgment may not be enforced in Chile;

•	the absence of any conflict between the foreign judgment and Chilean law (excluding for this purpose the laws of civil procedure) and public policy;

•	the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances;

•

the Chilean court’s determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case; and

•	the absence of any further means for appeal or review of the judgment in the jurisdiction where judgment was rendered.

We have been advised by Philippi, Yrarrázaval, Pulido & Brunner Abogados Limitada, that there is doubt as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

We have appointed CT Corporation System located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Legal matters

We are being represented by Milbank, Tweed, Hadley & McCloy LLP with respect to legal matters of United States federal securities and New York State law. The international underwriters are being represented by Shearman and Sterling LLP with respect to legal matters of United States federal securities and New York State law. The validity of the shares of common stock offered pursuant to the international offering and certain legal matters as to Chilean law will be passed upon for us by Philippi, Yrarrázaval, Pulido & Brunner Abogados Limitada and for the international underwriters by Carey y Cía.

Experts

The consolidated financial statements of Cencosud S.A. and subsidiaries as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Expenses related to this offering

The following table sets forth the main expenses related to this offering, other than the underwriting discounts and commissions, which we will be required to pay:

Amount to be paid

SEC registration fee	USD 82,344.27
FINRA filing fee	USD 72,308
NYSE listing fee	USD 125,000
Printing and engraving expenses	USD 100,000
Legal fees and expenses	USD 884,000
Accounting fees and expenses	USD 750,000
Miscellaneous	USD 500,000

Total	USD 2,513,652

Each of the amounts set forth above, other than the SEC registration fee, the FINRA filing fee and the NYSE listing fee, is an estimate. These expenses will be borne by the Company.

Where you can find more information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ADSs and the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the ADSs offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, and information statements and other information regarding registrants that file electronically with the SEC.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10.0% of our ordinary shares. The annual report on Form 20-F for our fiscal year ending December 31, 2012 will be due four months following the end of such fiscal year.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Cencosud S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of integral income by function, comprehensive income, changes in net equity and cash flows present fairly, in all material respects, the financial position of Cencosud S.A. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Santiago, Chile

March 14, 2012

Cencosud S.A. and subsidiaries

Consolidated statements of financial position

		As of December 31,
Assets	Note	2011	2010

		ThCh$	ThCh$

Current assets
Cash and cash equivalents	5	145,315,474	108,122,284
Other financial assets, current	6	221,929,204	59,212,525
Other non-financial assets, current	21	12,258,841	8,330,942
Trade receivables and other receivables	8	938,528,804	832,878,770
Receivables from related entities, current	9	82,334	—
Inventory	10	769,472,451	567,117,473
Current tax assets	15	6,962,369	6,646,513

Total current assets		2,094,549,477	1,582,308,507

Non-current assets
Other financial assets, non-current	6	46,979,614	3,469,620
Other non-financial assets, non-current	21	35,051,959	26,522,091
Trade receivable and other receivables, non-current	8	213,128,516	191,891,094
Equity method investment	11	38,830,440	34,348,571
Intangible assets other than goodwill	12	501,646,932	446,561,389
Goodwill	12	1,001,778,510	1,013,222,038
Property, plant and equipment	13	2,260,289,190	1,726,489,527
Investment property	14	1,310,143,075	1,187,154,458
Deferred income tax assets	15	154,163,285	123,501,450

Total non-current assets		5,562,011,521	4,753,160,238

Total assets		7,656,560,998	6,335,468,745

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of financial position

		As of December 31,
Net equity and liabilities	Note	2011	2010

		ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	16	578,822,842	453,748,092
Trade payables and other payables	17	1,550,820,719	1,280,960,468
Payables to related entities, current	9	1,447,631	970,145
Provisions and other liabilities	18	15,721,580	26,984,855
Current income tax liabilities	15	40,490,319	22,502,444
Current provision for employee benefits	20	68,649,874	54,395,992
Other non-financial liabilities, current	19	71,050,305	79,532,344

Total current liabilities		2,327,003,270	1,919,094,340

Non-current liabilities
Other financial liabilities,	16	1,892,748,106	1,396,779,947
Trade accounts payables	17	11,150,691	10,259,061
Provisions and other liabilities	18	60,340,316	28,683,400
Deferred income tax liabilities	15	312,962,622	260,827,671
Other non–financial liabilities, non–current	19	82,721,789	30,231,147

Total non-current liabilities		2,359,923,524	1,726,781,226

Total liabilities		4,686,926,794	3,645,875,566

Net equity
Paid-in capital	22	927,804,431	927,804,431
Retained earnings (accumulated losses)	22	1,672,015,244	1,459,277,564
Issuance premium	22	477,341,095	477,341,095
Other reserves	22	(202,722,478)	(249,715,671)

Net equity attributable to controlling shareholders		2,874,438,292	2,614,707,419
Non-controlling interest	22	95,195,912	74,885,760

Total net equity		2,969,634,204	2,689,593,179

Total net equity and liabilities		7,656,560,998	6,335,468,745

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of integral income by function

		For the year ended December 31,
Statement of integral income	Note	2011	2010	2009

		ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	23	7,604,806,373	6,236,973,608	5,565,245,852
Cost of Sales	24	(5,434,916,638)	(4,457,228,589)	(4,060,148,290)

Gross Margin		2,169,889,735	1,779,745,019	1,505,097,562
Other income by function	24	85,127,877	43,870,984	7,571,451
Distribution cost	24	(15,017,899)	(11,362,548)	(9,276,031)
Administrative expenses	24	(1,513,955,378)	(1,237,915,795)	(1,080,152,462)
Other expenses by function	24	(140,400,227)	(121,795,565)	(115,306,989)
Other gain (losses), net	24	875,346	10,771,983	69,996,813
Financial income	24	10,984,101	16,922,479	3,829,964
Financial expenses	24	(144,135,731)	(86,729,752)	(93,422,403)
(Losses) gains from indexation	24	(31,288,530)	(15,656,615)	12,957,397
Exchange differences	24	(9,876,115)	(2,052,778)	(4,423,541)
Participation in profit or loss of equity method associates	11	5,778,560	7,513,999	4,573,948

Profit before tax		417,981,739	383,311,411	301,445,709
Income tax charge	25	(119,555,608)	(76,830,033)	(53,899,979)

Profit from ongoing operations		298,426,131	306,481,378	247,545,730

Profit attributable to controlling shareholders		285,915,282	296,261,227	243,597,255
Profit attributable to non–controlling shareholders	22	12,510,849	10,220,151	3,948,475

Net income		298,426,131	306,481,378	247,545,730

Earnings per share
Basic earnings per share	26	126.3	130.9	111.1
Diluted earnings per share	26	125.0	129.6	111.1

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of comprehensive income by function

	For the year ended December 31,
	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Net income	298,426,131	306,481,378	247,545,730

Other comprehensive income and expenses debited or credited in equity
Foreign currency translation adjustments	85,693,816	(103,197,358)	(245,893,472)
Cash flow hedge	5,808,527	(1,620,627)	6,261,161
Income tax related to cash flow hedge presented in other comprehensive income	(987,450)	275,507	(1,064,397)

Total other comprehensive income and expense	90,514,893	(104,542,478)	(240,696,708)
Total comprehensive income and expense	388,941,024	201,938,900	6,849,022

Comprehensive income and expense attributable to controlling shareholders	368,630,872	201,685,824	31,078,861
Non-controlling shareholders	20,310,152	253,076	(24,229,839)

Total comprehensive income and expense	388,941,024	201,938,900	6,849,022

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of changes in net equity

For the year ended December 31, 2011

			Other reserves
Statement of changes in net equity	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total

Opening balance as of January 1, 2011	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179

Changes in equity
Comprehensive results
Earning (loss)	—	—	—	—	—	—	285,915,282	285,915,282	12,510,849	298,426,131
Other comprehensive results	—	—	77,894,513	4,821,077	—	82,715,590	—	82,715,590	7,799,303	90,514,893
Comprehensive results	—	—	—	—	—	—	—	368,630,872	20,310,152	388,941,024
Dividends	—	—	—	—	—	—	(73,177,602)	(73,177,602)	—	(73,177,602)
Option (call–put)	—	—	—	—	(39,315,720)	(39,315,720)	—	(39,315,720)	—	(39,315,720)
Stock option	—	—	—	—	2,297,562	2,297,562	—	2,297,562	—	2,297,562
Other increase (decrease) to net equity	—	—	—	—	1,295,761	1,295,761	—	1,295,761	—	1,295,761
Total other increase (decrease) to net equity	—	—	—	—	(35,722,397)	(35,722,397)	—	(35,722,397)	—	(35,722,397)

Total Changes in equity	—	—	77,894,513	4,821,077	(35,722,397)	46,993,193	212,737,680	259,730,873	20,310,152	280,041,025

Ending balance, as of December 31, 2011	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,672,015,244	2,874,438,292	95,195,912	2,969,634,204

Cencosud S.A. and subsidiaries

Consolidated statements of changes in net equity

For the year ended December 31, 2010

			Other reserves
Statement of changes in net equity	Paid-in capital	Issuance premium	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total

Opening balance as of January 1, 2010,	927,804,431	477,341,095	(217,715,158)	6,349,649	53,987,001	(157,378,508)	1,255,011,324	2,502,778,342	76,348,440	2,579,126,782

Changes in equity
Comprehensive results
Earning (loss)	—	—	—	—	—	—	296,261,227	296,261,227	10,220,151	306,481,378
Other comprehensive results	—	—	(93,230,283)	(1,345,120)	—	(94,575,403)	—	(94,575,403)	(9,967,075)	(104,542,478)
Comprehensive results	—	—	—	—	—	—	—	201,685,824	253,076	201,938,900
Dividends	—	—	—	—	—	—	(91,994,987)	(91,994,987)	—	(91,994,987)
Stock option	—	—	—	—	2,297,562	2,297,562	—	2,297,562	—	2,297,562
Other increase (decrease) to net equity	—	—	—	—	(59,322)	(59,322)	—	(59,322)	(1,715,756)	(1,775,078)
Total other increase (decrease) to net equity	—	—	—	—	2,238,240	2,238,240	—	2,238,240	(1,715,756)	522,484

Total changes in equity	—	—	(93,230,283)	(1,345,120)	2,238,240	(92,337,163)	204,266,240	111,929,077	(1,462,680)	110,466,397

Ending balance, as of December 31, 2010	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of cash flows

		For the year ended December 31,
	Note	2011	2010	2009

		ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods & provision of services		8,989,150,451	7,202,531,895	6,443,120,272
Proceeds from royalties, installments, commissions and other ordinary activities		6,436,783	7,529,045	8,504,135
Other operating activity revenue		13,681,408	9,940,470	4,152,980

Types of payments
Payments to suppliers for supply of goods & services		(7,123,940,019)	(5,742,381,601)	(4,872,334,400)
Payments to and on behalf of personnel		(892,060,443)	(706,654,084)	(671,821,861)
Other operating payments		(397,015,394)	(361,812,354)	(217,275,559)
Dividends received		—	—	1,048,095
Interest paid		(663,380)	(623,120)	—
Interest received		951,111	1,596,226	—
Taxes paid		(40,466,963)	(7,877,320)	(17,774,305)
Other cash inflows (outflows)		11,665,063	4,924,892	(1,966,187)

Net cash flow from operating activities		567,738,617	407,174,049	675,653,170

Cash flows from (used in) investment activities
Acquisition of subsidiaries		(21,576,346)	(299,091,574)	(2,392,362)
Other receipts from sale of interests in subsidiaries		—	—	7,429,795
Proceeds from sales of property, plant & equipment		2,312,314	6,100,620	1,657,674
Purchases of property, plant & equipment		(616,336,080)	(349,793,314)	(191,135,906)
Purchases of intangible assets		(5,732,991)	(687,638)	(841,127)
Dividends received		1,323,919	1,067,722	6,845
Interest received		1,964,159	4,356,196	5,422,426
Other cash inflows (outflows)		14,546,038	224,371,757	(251,106,086)

Net cash flow used in investment activities		(623,498,987)	(413,676,231)	(430,958,741)

Cash flows from (used in) financing activities
Proceeds from paid in capital		—	—	85,317,732
Proceeds from borrowing at long–term		1,345,483,375	613,669,344	488,149,541
Proceeds from borrowing at short–term		530,825,961	284,090,114	256,636,256

Total loan proceeds from borrowing		1,876,309,336	897,759,458	830,103,529
Repayments of borrowing		(1,584,962,486)	(748,681,563)	(929,044,363)
Dividends paid		(78,468,618)	(54,928,398)	(48,729,409)
Interest paid		(123,271,067)	(85,890,976)	(95,566,094)
Other cash outflows		—	(3,172,882)	—

Net cash flow from (used in) financing activities		89,607,165	5,085,639	(243,236,337)
Net increase (decrease) in cash and cash equivalents before the effect of variations		33,846,795	(1,416,543)	1,458,092

Effects of variations in the exchange rate on cash and cash equivalents
Effects of variations in the exchange rate on cash and cash equivalents		3,346,395	4,943,093	(10,052,095)
Net increase (decrease) in cash and cash equivalents		37,193,190	3,526,550	(8,594,003)
Cash and cash equivalents at the beginning of the year	5	108,122,284	104,595,734	113,189,737
Cash and cash equivalents at the end of the year	5	145,315,474	108,122,284	104,595,734

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the consolidated financial statements

1. General information

Cencosud S.A. (hereinafter “Cencosud Group”, the “Company”, the “Holding”, the “Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with or legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile. The Company holds registry number 743 in the Securities Registrance of the Superintendence of Securities and Insurance and its shares are traded in the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile.

Cencosud S.A. is retail operater in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$7,604,806.

During the period ended December 31, 2011, the Company employed an average of 128,029 employees, ending with a total number of 131,505 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,264,103,215 shares of a single series whose main shareholders are the following:

Major shareholders as of December 31, 2011	Shares	Interest

		%
Inversiones Quinchamali Limitada	581,754,802	25.6947
Inversiones Latadia Limitada	550,823,211	24.3285
Inversiones Tano Limitada	237,170,426	10.4752
Banco de Chile third-party accounts	77,978,764	3.4441
Banco Santander—JP Morgan	60,984,576	2.6935
Paulmann Kemna Horst	56,004,798	2.4736
Banco Itaú third-party accounts	52,952,770	2.3388
Fondo de Pendiones Provida C	43,131,801	1.9050
BanChile Corredores de Bolsa S.A.	35,209,741	1.5551
Fondo de Pensiones Habitad C	30,258,333	1.3364
Fondo de Pensiones Provida B	29,691,043	1.3114
Fondo de Pensiones Habitat B	27,243,119	1.2033
Other Shareholders	480,899,831	21.2404

Total	2,264,103,215	100.0000

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of December 31, 2011	Interest

%
Inversiones Quinchamalí Limitada	25.6947
Inversiones Latadía Limitada	24.3285
Inversiones Tano Limitada	10.4752
Horst Paulmann Kemna	2.4736
Manfred Paulmann Koepfer	0.6142
Peter Paulmann Koepfer	0.6217
Heike Paulmann Koepfer	0.6147
Helga Koepfer Schoebitz	0.1434
Inversiones Alpa Limitada	0.0106

Total	64.9766

The consolidated financial statements of Cencosud group corresponding to the year ended December 31, 2011, were approved by the Board of Directors in a session held on march 14, 2012.

2. Summary of the main accounting policies

2.1 Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historic-cost basis, as modified by the revaluation at fair value of certain financial instruments, derivative instruments and investment property.

The presentation of the financial statements in conformity with IFRS requires the use of certain accounting estimates, and also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. Note 4 to these financial statements shows the areas in which a greater level of judgment has been applied, or where there is a higher level of complexity and therefor hypothesis and estimates are material to the financial statements.

The amounts in the attached financial statements are expressed in thousands of Chilean pesos, as the Chilean peso is the functional and presentation currency of the Company. All values have been rounded to the nearest thousand of pesos, except where mentioned.

2.2 New and amended standards adopted by the group

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2011, that would be expected to have a material impact on the group.

The following are the new standards interpretations and amendments that have been issued but are not in force for the 2011 period and for which early adoption has not been exercised.

Standards and Interpretations	Mandatory for annual periods beginning

IAS 19 Revised “Employee Benefits”

Issued in June 2011, it replaces IAS 19 (1998). This revised standard modifies the recognition and measurement of expenses for defined benefit plans and termination benefits. In addition, it includes modifications to disclosures of all employee benefits.

01/01/2013

IAS 27 “Separate Financial Statements”

Issued in May 2011, it replaces IAS 27 (2008). The scope of this standard is restricted by this modification to only in the individual financial statements, because the aspects related to the definition of control and consolidation were removed and included in IFRS 10. Its early adoption is permitted together with IFRS 10, IFRS 11 and IFRS 12, as well as the modification to IAS 28.

01/01/2013

IFRS 9 “Financial Instruments”

Issued in December 2009, it modifies the classification and measurement of financial assets. This standard was later modified in November 2010 to include the treatment and classification of financial liabilities. Early adoption is permitted.

01/01/2013 This standard was modified in December 2011 and its application has been deferred until January 1st 2015.

IFRS 10 “Consolidated Financial Statements”

Issued in May 2011, it replaces SIC 12 “Consolidation of Special Purpose Entities” and parts of IAS 27 “Consolidated Financial Statements.” It establishes clarifications and new parameters for the definition of control, as well as the principles for preparing consolidated financial statements. Its early adoption is permitted together with IFRS 11 and IFRS 12, as well as the modifications to IAS 27 and 28.

01/01/2013

IFRS 11 “Joint Arrangements”

Issued in May 2011, it replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities.” Its modifications include eliminating the concept of jointly controlled assets and the possibility of proportionate consolidation for jointly controlled entities. Its early adoption is permitted together with IFRS 10 and IFRS 12, as well as the modifications to IAS 27 and 28.

01/01/2013

Standards and Interpretations	Mandatory for annual periods beginning

IFRS 12 “Disclosures of Interests in Other Entities”

Issued in May 2011, it applies to those entities that hold investments in subsidiaries, joint ventures and associates. Its early adoption is permitted together with IFRS 10 and IFRS 11, as well as the modifications to IAS 27 and 28.

01/01/2013

IFRS 13 “Fair Value Measurement”

Issued in May 2011, it unifies the standards for measuring how the fair value of assets and liabilities should be measured and the necessary disclosures, and incorporates new concepts and clarifications for their measurement.

01/01/2013

IFRIC 20 ““Stripping Costs” in the Production Phase of a Surface Mine

Issued in October 2011, it states that in surface mining operations, entities may find it necessary to remove mine waste materials (‘overburden’) to gain access to mineral ore deposits. This waste removal activity is known as ‘stripping benefits’. There can be two benefits accruing to the entity from the stripping activity: usable or that can be used to produce inventory and improved access to additional quantities of material that will be mined in future periods. Additionally, the interpretation requires to the mining companies to record the “stripping costs” against accumulated gains when the costs of the stripping activity asset and the inventory produced are not separately identifiable.

01/01/2013

Amendments and Improvements	Mandatory for annual periods beginning

IAS 1 “Financial Statement Presentation”

Issued in June 2011. This amendment’s main modification requires items from Other Comprehensive Income to be classified and grouped by evaluating if they will potentially be reclassified to income in subsequent periods. Early adoption is permitted.

07/01/2012

IAS 12 “Income Taxes”

This amendment, issued in December 2010, provides an exception to the main principles in IAS 12 for investment property measured using the fair value model contained in IAS 40 “Investment Property.” The exception also applies to investment property acquired in a business combination if, after the business combination, the acquiring entity applies the fair value model contained in IAS 40. The modification incorporates the presumption that investment properties valued at fair value are realized through sale and, therefore, the tax rate for sale transactions should be applied to the temporary differences arising from them. Early adoption is permitted.

01/01/2012

Amendments and improvements	Mandatory for annual periods beginning

IFRS 1 “First-Time Adoption of International Financial Reporting Standards”

Issued in December 2010, it addresses the following topics: i) Exemption for severe hyperinflation: allows companies whose transition date is after the normalization of its functional currency to value assets and liabilities at fair value as deemed cost; ii) removal of requirements of fixed dates: it adjusts the fixed date included in IFRS 1 to the transition date for those transactions that involve derecognition of financial assets and assets or liabilities at fair value through profit and loss upon initial recognition.

07/01/2011

IFRS 7 “Financial Instruments: Disclosures” Issued in October 2010, it increases the disclosure requirements for transactions that involve transfers of financial assets.	07/01/2011

IAS 28 “Investments in Associates and Joint Ventures”

Issued in May 2011, it regulates the accounting treatment of these investments by applying the equity method. Its early adoption is permitted together with IFRS 10, IFRS 11 and IFRS 12, as well as the modification to IAS 27.

01/01/2013

Management is evaluating the possible implication of the aforementioned standards coming into force.

2.3 Consolidation basis

2.3.1 Subsidiaries

Subsidiaries are all those entities over which the Group has power to govern the financial and operational policies, generally participating with a shareholding of more than one half of the voting rights. At the time of evaluating whether the Group controls another entity or not, consideration is given to the existence and effect of the potential voting rights currently in force.

Subsidiaries are consolidated from the moment when control is transferred to the Group, and are excluded from the consolidation on the date control ceases.

The group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the group’s voting rights relative to the size and dispersion of holdings of other shareholders give the group the power to govern the financial and operating policies, etc.

The purchase method is used to account for the acquisition of subsidiaries by the Group. The acquisition cost is the fair value of the assets transferred, of the equity instruments issued and of the liabilities incurred or assumed on the transaction date. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. The identifiable assets, liabilities, and contingencies assumed in a business combination are initially measured at their fair value as of the acquisition date, independent of the scope of the non-controlling interest. The excess of the acquisition cost over the fair value of the Group’s interest in the identifiable net assets acquired is recognized as goodwill. If the acquisition cost is lower than the acquired subsidiary’s net assets fair value, the difference is charged to income.

The unrealized profits and balances are eliminated from the intercompany transactions. The unrealized losses are also eliminated unless the transaction shows evidence of a loss due to impairment of a transferred asset. Whenever necessary, in order to ensure the consistency of the policies adopted by the Group, the accounting policies of the subsidiaries and affiliates are modified.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.3.2 Associates or related entities

Associates or related entities are those entities where the Group has a significant influence but not control, which is generally reflected in an interest between 20% and 50% of the voting rights. The investments in associates or related entities are accounted for using the equity method and are initially recognized at cost. The investment of the Group in associates or related entities includes the goodwill of the acquisition, net of any accumulated impairment loss.

The Group’s interest in the gains or losses which occurred after the acquisition of its associates or related entities is charged to income, and its participation in the equity changes subsequent to the acquisition that do not correspond to income are allocated to the corresponding equity reserves (and are presented accordingly in the statement of other integral income).

When the Group’s interest in the losses of an associate or related entity is equal to or higher than its interest—including any other uninsured accounts receivable—the Group does not recognize additional losses, unless it has incurred liabilities or payments on behalf of the associate or related entity.

Unrealized profits on transactions between the Group and its associates or related entities are eliminated to the extent of the Group’s interest in such entities. The unrealized losses are also eliminated unless the transaction provides evidence of impairment loss of the asset transferred. Whenever necessary to ensure consistency within the Group’s policy, the accounting policies of the associates are modified.

Dilution gains or losses in associates or related entities are recognized in the statement of income.

The group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impact in the statement of income.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity

2.4 Subsidiary entities

2.4.1 Directly consolidated entities

The detail of the subsidiaries included in consolidation is as follows:

			Interest percentage
			12/31/2011			12/31/2010	12/31/2009

Country	ID (Unique tax Number)	Company name	Direct	Indirect	Total	Total	Total

			%	%	%	%	%
Chile	81.201.000-K	Cencosud Retail S.A.	99.9552	0.0005	99.9557	99.9735	99.9735
Chile	96.671.750-5	Easy S.A.	99.5750	0.0000	99.5750	99.5750	99.5750
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.	99.9929	0.0071	100.0000	100.0000	100.0000
Chile	76.568.660-1	Cencosud Administradora de Procesos S.A.	99.9928	0.0072	100.0000	100.0000	100.0000
Chile	96.978.180-8	Cencosud Internacional Ltda.	70.6516	29.3441	99.9957	99.9957	99.9957
Chile	94.226.000-8	Cencosud Shopping Centers S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	78.410.310-2	Comercial Food And Fantasy Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.433.310-1	Costanera Center S.A.	99.9999	0.0000	99.9999	99.9999	99.9999
Chile	76.476.830-2	Circulo Mas S.A.	99.0000	1.0000	100.0000	100.0000	100.0000
Chile	99.565.970-0	Banco Paris S.A.	99.0000	1.0000	100.0000	100.0000	100.0000
Chile	83.123.700-7	Mercado Mayorista P y P Ltda.	90.0000	0.0000	90.0000	90.0000	90.0000
Chile	76.181.388-9	Cencosud tiendas	85.5800	0.0000	85.5800	0.0000	0.0000
China	Extranjera	Cencosud (Shangai) Trading CO, Ltda.	100.0000	0.0000	100.0000	0.0000	0.0000

During 2011, the Company incorporated a subsidiary in China called Cencosud Shanghai Trading Co, Ltd. whose main purpose it is to support the comercial managemet regarding the importation of goods import.

2.4.2 Indirect consolidation entities

The financial statements of consolidated subsidiaries also include the following companies:

Country	Tax I.D. number	Company name

Chile	81.201.000-K	Cencosud Retail S.A.
Chile	76.365.580-6	Jumbo Administradora Norte S.A.
Chile	99.566.580-8	Jumbo Administradora S.A.
Chile	99.571.870-7	Jumbo Administradora Temuco S.A.
Chile	76.819.580-3	Santa Isabel Administradora Norte Ltda.
Chile	76.819.500-5	Santa Isabel Administradora Sur Ltda.
Chile	76.062.794-1	Santa Isabel Administradora S.A.
Chile	88.637.500-K	Paris Administradora Norte Ltda.
Chile	78.448.780-6	Paris Administradora Sur Ltda.
Chile	77.313.160-0	Paris Administradora Centro Ltda.
Chile	77.779.000-5	Paris Administradora Ltda.
Chile	77.301.910-K	Logística y Distribución Paris Ltda.
Chile	77.251.760-2	Administradora y Comercial Puente Alto Ltda.
Chile	77.218.570-7	Cencosud Corredores de Seguros y Servicios Ltda.
Chile	77.312.480-9	Administradora de Servicios Paris Ltda.
Chile	99.586.230-1	Viajes Paris S.A.
Chile	79.829.500-4	Eurofashion Ltda.
Chile	96.671.750-5	Easy S.A.
Chile	76.365.590-3	Easy Administradora Norte S.A.
Chile	99.500.840-8	Cencosud Administradora de Tarjetas S.A.
Chile	76.023.825-2	Cencosud Servicios Integrales S.A.
Chile	94.226.000-8	Cencosud Shopping Centers S.A.
Chile	88.235.500-4	Sociedad Comercial de Tiendas S.A.
Chile	84.658.300-9	Inmobiliaria Bilbao Ltda.
Chile	78.409.990-8	ACC Alto las Condes Ltda.
Chile	76.915.200-8	Inversiones Don Alberto S.A.
Chile	76.015.959-K	Inversiones Don Alberto II S.A.
Chile	76.433.310-1	Costanera Center S.A.
Chile	96.732.790-5	Inmobiliaria Santa Isabel S.A.
Chile	99.565.970-0	Banco Paris S.A.
Chile	76.099.893-1	Banparis Corredores de Seguros Ltda.
Chile	76.181.388-9	Cencosud Tiendas S.A.
Chile	76.183.534-3	Retail S.A.
Chile	76.116.801-3	Administradora TMO S.A.
Chile	76.168.900-2	Meldar Capacitación Ltda.
Chile	77.566.430-4	Sociedad Comercializadora de Vestuarios FES Ltda.
Chile	99.512.750-4	MegaJohnsons Puente Alto S.A.
Chile	96.953.470-3	MegaJohnsons S.A.
Chile	96.973.670-5	MegaJohnsons Maipú S.A.
Chile	96.988.680-4	MegaJohnsons Puente S.A.
Chile	96.989.640-0	MegaJohnsons Viña del Mar S.A.
Chile	96.988.700-2	MegaJohnsons La Serena S.A.
Chile	96.988.690-1	MegaJohnsons Quilin S.A.
Chile	76.398.410-9	Johnsons Mega San Bernardo S.A.
Chile	96.978.180-8	Cencosud Internacional Ltda.

Country	Tax I.D. number	Company name

Argentina	Foreign	Cencosud S.A. (Argentina)
Argentina	Foreign	Unicenter S.A.
Argentina	Foreign	Jumbo Retail Argentina S.A.
Argentina	Foreign	Agrojumbo
Argentina	Foreign	Blaisten S.A.
Argentina	Foreign	Corminas S.A.
Argentina	Foreign	Invor S.A.
Argentina	Foreign	Pacuy S.A.
Argentina	Foreign	Cavas y Viñas El Acequion S.A.
Argentina	Foreign	Carnes Huinca S.A.
Argentina	Foreign	Supermercados Dave S.A.
Argentina	Foreign	Agropecuaria Anjullon S.A.
Argentina	Foreign	Cencosud Viajes S.A.
Uruguay	Foreign	SUDCO Servicios Regionales S.A.
Colombia	Foreign	Easy Colombia S.A.
Brasil	Foreign	Cencosud Brasil S.A.
U.S.A.	Foreign	Gbarbosa Holding LLC
Brasil	Foreign	Gbarbosa Holding S.A.
Brasil	Foreign	Gbarbosa Comercial Ltda.
Brasil	Foreign	Mercantil Rodríguez Comercial Ltda.
Brasil	Foreign	Perini Comercial de Alimentos Ltda.
Brasil	Foreign	Fag Partipacoes Ltda.
Brasil	Foreign	Irmaos Bretas, Filhos e Cia Ltda.
Peru	Foreign	Cencosud Perú
Peru	Foreign	Teledistribución S.A.
Peru	Foreign	Almacenes Metro S.A.
Peru	Foreign	E. Wong S.A.
Peru	Foreign	Hipermercados Metro S.A.
Peru	Foreign	Tres Palmeras S.A.
Peru	Foreign	Las Hadas Inversionistas S.A.
Peru	Foreign	Cinco Robles SAC
Peru	Foreign	ISMB Supermercados S.A.
Peru	Foreign	Travel International Partners Perú S.A.
Peru	Foreign	Banco Cencosud S.A.

2.5 Foreign currency transaction

2.5.1. Functional and presentation currency

Each entity included in these consolidated financial statements is measured using its functional currency, which is the currency of the main economic environment where the entity operates. The consolidated financial statements are presented in Chilean pesos.

In the case of international investments, the functional currency of each company has been defined as the local currency, as the business has a local focus and it is involved in the retail business.

The functional currency of each subsidiary were the Group operates is:

Country	Functional currency

Chile	Chilean peso
Argentina	Argentine peso
Brasil	Brazilian Real
Perú	Peruvian Nuevo Sol
Colombia	Colombian peso
China	Yuan

If the presentation currency differs from the functional currency of the entity, this entity must translate its results and financial position to the selected presentation currency, which in this case is the Chilean peso.

2.5.2 Transactions and balances

Transactions in foreign currency and adjustable units (“Unidad de Fomento” or “UF”) are recorded at the exchange rate of the corresponding currency or adjustable unit as of the date on which the transaction complies with the requirements for its initial acknowledgement. The UF is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each statement of financial position the monetary assets and liabilities denominated in foreign currencies and adjustable units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustable unit. The exchange difference arising, both from the liquidation of foreign currency operations, as well as from the valuation of foreign currency monetary assets and liabilities, and the difference arising from the changes in adjustable units are recorded in the statement of income.

Transactions in foreign currency will be translated to the functional currency using the exchange rates in effect at the time of each transaction. Gains and losses in foreign currency that result from the liquidation of the transactions and from the translation at the current exchange rates at the closing of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Exchange rates

The assets and liabilities held in foreign currency and those set in UF (indexation unit), are presented at the following exchange rates and closing values:

Date	Ch$/US$	$Ch/Uf	$Ch/$ Ar$	$Ch/Colombian$	$Ch/ Peruvian nuevo sol	$Ch/ Brasilian real	$CL/ Chinese yuan

12-31-2011	519.20	22,294.03	120.74	0.27	193.27	278.23	82.48
12-31-2010	468.01	21,455.55	117.78	0.25	166.79	281.31	70.84
12-31-2009	507.10	20,942.88	133.48	0.25	175.65	290.94	74.30
01-01-2009	636.45	21,452.57	184.49	0.28	202.63	271.70	93.18

Group entities

The results and financial position of all the entities of Cencosud Group (none is in a hyperinflationary economy), that have a functional currency different than the presentation currency, are translated to the presentation currency as follows:

a.	Assets and liabilities of each statement of financial position are translated at the closing exchange rate of the closing date of the accounting period.

b.	Revenues and expenses of each statement of income are translated at average exchange rate (unless this average does not represent a reasonable approximation of the accumulative effect of the rates existing on the transaction dates, in which case income and expenses are translated at the exchange rate of the date of the transaction); and

c.	All the resulting exchange differences are recognized in other comprehensive income.

On consolidation, the exchange rate differences arising from the translation of a net investment in foreign operations (or national entities with a functional currency that is different than the holding company), are recorded in net equity. When an investment is sold or disposed of (in part or entirely), exchange differences are recorded in the statement of income as part of the gain or loss on sale.

Adjustments to goodwill and to fair value of the assets and liabilities arising from the acquisition of a foreign entity (or entity with a functional currency different to that of the holding company) are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

2.6 Financial information of operating segments.

Segment information is reported in a manner consistent with the internal reports delivered to those responsible for making the relevant operating decisions. Such executives are in charge of allocating resources and assessing the performance of the operating segments, which have been identified as:

Supermarkets, department stores, home improvement stores, shopping centers, financial services and other for which the strategic decisions are made.

This information is detailed in Note 27.

2.7 Property, plant and equipment.

Property, plant and equipments are measured at the acquisition cost, which includes the additional costs incurred until the asset is in operating condition, less the accumulated depreciation and the impairment losses.

Impairment losses are recorded as expenses in the Company’s consolidated statements of integral income by function.

Depreciation is recorded in the statement of income following the straight line method considering the useful life of the different components.

The Group reviews the residual value, useful life and depreciation method of the property, plant and equipment as of each reporting period. Modifications in the initially set criteria are recognized, according to the situation, as a change in an estimate.

Periodic expenses related to maintenance, conservation and repairs are recorded in the consolidated statements of integral income by function as incurred.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income during the financial period in which they are incurred.

2.8 Investment property.

Investment properties are assets maintained to generate income through lease and are initially measured at their acquisition cost.

The Group has chosen the fair value model as its accounting policy to recognize the subsequent valuation of these assets, through the application of the discounted cash flows at an adequate discount rate.

2.9 Intangible assets.

2.9.1 General.

Intangible assets are those non monetary assets without physical substance that are susceptible of being singled-out and identified, either because they are separable or because they arise from a legal or a contractual right. The only intangible assets recorded in the statement of financial position are those assets whose cost can be measured in a reliable way (or identified and recorder at fair value in a bussines combination) and those that the Group expects will generate future economic benefits.

In the case of intangible assets with an indefinite useful life, the Company considers that these maintain their value constantly over time, and therefore are not amortizable. However, these are tested for impairment annually, or more frequently, if events or changes in circumstances indicate a potential impairment.

2.9.2 Goodwill.

The goodwill represents the excess of the acquisition cost over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill related to subsidiary acquisitions is included under intangible assets. Goodwill related to acquisitions of associates is included under investments in associates, and is tested for impairment along with the total balance of the associate.

Goodwill is not amortized; it is subsequently measured at cost less accumulated impairment losses and is tested for impairment annually. To perform this analysis, goodwill is allocated among the cash generating units that are expected to benefit from the business combination that generated the goodwill, and an estimation of the recoverable amount of the cash generating units through the method of the discounted cash flows estimated for each of the cash generating units. If the recoverable amount of any of the cash generating units is lower than the discounted cash flows, a loss should be recorded to income for the period. A loss from impairment of goodwill cannot be reversed in subsequent periods.

Goodwill impairment reviews are undertaken annually, or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Gains and losses related to the sale of an entity include the book value of the goodwill related to the sold entity.

2.9.3 Commercial brands.

Commercial brands correspond to intangible assets of indefinite useful life that are shown at its historic cost, less any impairment loss. Trademarks acquired in a bussiness combination are recognized at fair value at the acquisition date. These assets are subject to impairment tests annually or more frecuenty when events indicate that impairment may exist.

2.9.4 Information technology and licenses.

The licenses for information technology that have been acquired are capitalized at the cost incurred in the purchase plus the cost of implementation of the specific application. These expenses are amortized over the estimated useful life.

The corresponding development and maintenance expense of information technology are recorded as an expense of the period. Costs directly related with the production of unique and identifiable information technology that are controlled by the Group, and that may generate economical benefits that exceed the costs for over a year, are recognized as intangible assets. The direct costs include the expenses related to the personnel developing the application.

Development costs of technology recognized as assets are amortized over their estimated useful life.

2.10 Borrowing costs.

General and specific borrowing costs directly attributable to the acquisition, construction or production of any qualified assets as described in Notes 2.7 and 2.8, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.11 Impairment loss of non-financial assets.

The assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The assets subject to amortization are reviewed for impairment tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

To test if the assets have suffered an impairment of value, the Group compares the book value of the assets with their recoverable amount and recognizes an impairment loss for the excess of the book value over its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Non-financial assets other than goodwill that have experienced an impairment loss are subject to subsequent impairment reviews as of each balance sheet closing date in case a reversal of the loss may have occurred. If this situation occurs, the recoverable amount of the specific asset is recalculated and its amount increased if necessary. The increase is recognized in the Consolidated Statement of Comprehensive Income as a reversal of impairment losses. The increase in the asset resulting from the reversal of the impairment loss is limited to the amount that would have been recognized had there been no impairment.

2.12 Financial assets.

The Group classifies its financial assets within the following categories: financial assets at fair value through profit and loss, and loans and receivables. The classification depends on the purpose for which the investments were acquired. The Group sets the classification of the investments at the time of the initial recognition. Purchases or sales of financial assets are accounted for as of the settlement date, which is the date when the asset is delivered or received by the Company.

2.12.1 Financial assets at fair value through profit and loss.

This category has two subcategories: (i) financial assets held for “trading” and (ii) those designated at the beginning as financial assets at fair value through profit and loss. The gains and losses that arise from the changes in their fair value are included in the net results of the period. A financial asset is classified at fair value through profit and loss if it is acquired mainly with the purpose of selling it in the short-term or if it is designated as such. The financial derivative instruments are classified as held for trading unless they are designated as hedging instruments.

Assets within this category are classified as current if they are held for trading or if they are expected to be realized within twelve months of the date of the financial statements.

2.12.2 Trade receivables and other receivables.

Trade receivables are financial assets other than financial derivative instruments, with fixed payments or with established amounts that are not traded the financial market. They are included within current assets, with the exception of those maturing in over twelve months from the closing date of the financial statements, in which case they are classified as non-current assets.

Account receivables originated by the Company with a maturity in excess of 90 days are measured at their “amortized cost” by recognizing in income the accrued interests based on the effective interest rate (IRR). Amortized cost means the initial cost less the amortization of principal and the accumulated amortization based on the effective interest rate, considering the potential reductions due to impairment or payment default. Impairment for these assets happens when there is objective evidence that the Company will not be able to collect all the balances according to the original terms of the account receivable. The amount of the impairment allowance is the difference between the net accounting value and the present value of the discounted cash flows, discounted at the effective interest rate. The change in the impairment allowance is recorded against the Company’s income.

The effective rate is that which equals the future cash flows with the initial net asset value.

A value impairment allowance for trade accounts receivable is set when there is objective evidence that the Company will not be able to collect all the payments according to the original terms of the accounts receivable. Some indicators of potential impairment of accounts receivable are debtor’s financial difficulties, probability that the debtor will start a bankruptcy process or a financial restructuring, default or failure to pay, as well as the experience related to the behavior and characteristics of the collective portfolio.

The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash flows, discounted at the effective interest rate. The book value of the asset is reduced through the allowance account and the amount of the loss is recorded in the statement of income.

2.12.3 Financial assets and liabilities offset

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis to realize the asset and settle the liability simultaneously.

2.13 Derivative financial instruments and hedging activity.

The derivative financial instruments are initially recorded at fair value on the date a derivative contract is entered and are subsequently re-measured at their fair value through the income account, except in the specific case of the accounting of hedging instruments. In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flow of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flow of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flow of the hedging instrument with effectiveness between 80% to 125%.

The method to recognize a gain or loss resulting from each valuation will depend on whether the derivative is designated as a hedge or not, and on the nature of the inherent risk of the hedged party. The Group designates certain derivatives as: i) fair value hedge of assets and liabilities recorded in the balance sheet or and; ii) hedge of asset and liability cash flows recorded in the balance sheet as highly probable transactions.

Hedges that meet the strict hedging accounting criteria are booked in accordance with IAS 39 “Financial instruments: booking and valuation.”

The Group documents at the inception of the transaction the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedging transactions. The Company also documents their evaluation, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly offsetting changes in fair values or cash flows of the hedged items.

2.13.1 Fair value hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the covered parties that can be attributable to the hedged risk.

The gain or loss related to the effective portion of interest rate swaps that hedge the loans at fixed interest rates is recognized in the statement of gains and losses as “financial expenses.”

The gain or loss related to the ineffective portion is also recorded in the statement of income. The changes in the fair value of the loans at a fixed rate that can be related to the interest rate risk are recorded in the statement of income under “financial expenses.”

If the hedge ceases to comply with the requirements to be recorded following the hedge accounting guidance, the adjustment in the book value of the hedged party for which the effective rate method is being used will be amortized in income over the remaining period until its maturity.

2.13.2 Hedging of cash flows.

The effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded in net equity through other comprehensive income. The gain or loss related to the ineffective portion is recorded immediately in the statement of income.

The accumulated amounts in net equity are included in the statement of income in the periods in which the hedged parties impact the income account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income within “other gains/(losses)—net”.

2.13.3 Financial assets—options.

In order to determine the fair value of call options (a financial asset), the company considers the net present value of the discounted cash flows of the underlying asset and an analysis of market comparables.

Options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS” (note 16.4) are recognized in the financial statements of Cencosud S.A. as follows:

•

The put option was initially accounted for as a liability with a charge to the equity account other reserves, at the present value of the estimated exercise price, in accordance with the provisions of IAS 32 “Financial Instruments: Presentation.”

•	After the initial recognition, all variations in the value of the put option are recorded against profit and loss.

•

After their initial recognition, the call option is accounted at fair value through profit and loss. The fair value is the present value of the difference between the amount to be paid to exercise the option and the fair value of the underlying shares.

•

If the call option is exercised, the asset will be derecognized together with the cash provided as the exercise price, with a credit to non-controlling interest and other reserves within equity. The liability for the put option will be reversed with a credit to the equity account other reserves.

•

If the put option is exercised, the corresponding liability will be derecognized with a balancing entry for the cash outflow given as the exercise price. The non-controlling interest will be derecognized against the asset for the call option (if any) and against the equity account other reserves.

2.14 Inventory.

Assets recorded under inventory are stated at the lower value between acquisition cost or production cost, and the net realizable value.

The net realization value is the estimated sales price in the normal course of operations, less estimated costs necessary to complete the sale.

Commercial and other discounts as well as other similar entries are deducted in the determination of the acquisition price.

The valuation method of the inventory is the Weighted Average Cost.

The cost of inventory includes all the costs related to the acquisition and transformation of the inventory, as well as other costs that may have been incurred to achieve their current condition and location, among which the cost of consumed material, labor, and manufacturing expenses are included.

2.15 Trade debtors and other receivables.

Trade accounts receivable are recognized initially at their fair value (nominal value including an implicit interest) and subsequently recorded at their amortized cost according to the effective interest rate method, less the impairment allowance.

A value impairment allowance for trade accounts receivable is set when there is objective evidence that the Company will not be able to collect all the payments according to the original terms of the accounts receivable. Some indicators of potential impairment of accounts receivable are debtor’s financial difficulties, probability that the debtor will start a bankruptcy process or a financial restructuring, default or failure to pay, as well as the experience related to the behavior and characteristics of the collective portfolio.

The implicit interest is separated from the rest of the balance and is recorded as a financial income as the interests are accrued.

The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash flows, discounted at the effective interest rate. The book value of the asset is reduced through the allowance account and the amount of the loss is recorded in the income statement.

2.16 Cash and cash equivalents.

Cash and cash equivalents include cash-in-hand, time deposits at financial entities, other liquid short-term investments with a high liquidity usually with an original maturity of up to three months and bank overdrafts. In the statement of financial position, if there are overdrafts, these are recorded under the line other financial liabilities within the line bank loans.

2.17 Loans and other financial liabilities.

Loans, debt arising from bond issuances and financial liabilities are initially recorded at their fair value, less the transaction costs that are directly related to the transaction. Afterwards, the financial liabilities held by the Group are measured at their deemed cost using the effective rate method.

The effective rate is that which matches future payments with the net initial value of the liability.

2.18 Trade payables and other payables.

The trade creditors and other accounts payable are recorded at their nominal value, as their average payment terms are small and there is not a relevant difference with their fair value.

Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.19 Provisions.

Provisions are recorded in the balance sheet when:

a.	The Group has a present obligation (either legal or implicit) as a result of past events,

b.	It is probable that a resource outflow will occur that incorporate economic benefits to extinguish the obligation, and

c.	A reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the cash outflows that are expected to be necessary to settle the liability, considering the best information available at the date of the annual financial statements, and are restated at the closing of each accounting period. The discount rate used to establish the present value reflects the current market assessments, at the date of the financial statements, of the time value of money, as well as the specific risk related to the specific liability.

2.20 Staff vacations.

The Company records the termination benefits expense following the accrual method. This benefit corresponds to all the personnel and is equivalent to a fixed amount according to the contracts of each employee. This benefit is recorded at its nominal value.

2.21 Revenue recognition.

Revenue recognition corresponds to the gross entry of economical benefits during the period from the Group operations. The revenue amount is shown net of any tax levy, price discounts and other items that impact the sales price.

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the group’s activities, as described below. The group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Ordinary revenue from sales of assets.

The sales of inventory are recorded when the risks and benefits that rise from the ownership of the goods are substantially transferred, the amount of the income can be accurately calculated, and the collection of the sales is deemed probable.

Ordinary revenue from provision of services.

Revenue obtained from leases is recognized in a straight-line over the life of the corresponding contracts.

Interest income.

The financial income derived from the Group’s commercial cards is recorded on an accrual basis according to the terms agreed upon with the customers. Interest is recognized using effective interest rate method.

When a loan and receivable is impaired, the group reduces the carrying amount to its recoverable amount, which is the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

Revenues from insurance brokerage, travel agencies and family entertainment centers.

The Company has income from personal and/or large-scale insurance brokerage exclusively to customers of the companies involved in the Group. The commission is recognized as earned over the term of the related coverage.

The Company generates revenues from domestic and international travel agency services. Commissions are recognized monthly and when the risks and benefits inherent in the transactions have been transferred to third parties.

The Company has revenues from of family entertainment services which are part of the malls of the Holding. Revenue is recognized when services have been effectively provided.

Customer loyalty program.

The Group operates a loyalty programe where customers accumulate points for purchases made, which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction by allocating the fair value of the consideration received between the award points and the other components of the sale such that the reward points are initially recognized as deferred income at their fair value.

Revenue from the reward points is recognized when the points are redeemed. Breakage is recognized as reward points are redeemed based upon expected redemption rates. Reward points expire 12 months after the initial sale.

2.22 Deferred income.

Cencosud registers deferred income for various transactions from which cash is received and when the conditions to register the income described in Note 2.21 have not been met, such as cash received at the beginning of the issuance of the Group’s investment property rental contracts.

Deferred income is recorded in the statement of income on an accrual basis and when the commercial and contractual conditions are met.

2.23 Leases.

Leases are classified as financial when they substantially transfer all the risks and benefits related to the ownership of the good. All other leases are considered as operating.

Goods acquired through a finance lease are recorded as non-current assets, and are initially measured at the present value of the minimum future payments or at its fair value if it’s lower, reflecting the corresponding debt with the lessor as a liability. The payments made are detailed between the debt repayment and the corresponding financial burden, which is recorded as a financial expense for the period.

In the case of operating leases, the expense is recorded in a straight line according to the life of the lease contract for the fixed lease portion. The contingent leases are recorded as an expense of the period in which the payment appears probable, as well as the increments of fixed rent indexed by the fluctuation of the consumer price index.

2.24 Current and deferred income taxes.

The tax expense for the period is comprised of current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current tax is that which is estimated that will be paid or recovered during the period, using approved legal tax rates, or about to be approved at the date of the financial position statement, corresponding to the current period and including an adjustment corresponding to income taxes payable or recoverable from prior periods.

The deferred tax is calculated using the liability method, which identifies the temporary differences that arise from carrying balances used for the purpose of financial information and those used for tax purposes. The deferred tax liability corresponds to the amounts payable in the future from the temporary tax differences, and the deferred tax assets are those amounts recoverable as a result of temporary deductible differences, compensating negative taxable income balances or tax deductions pending application.

The assets and liabilities from deferred income taxes are measured at the rates applicable in the corresponding periods when the assets will be realized or the liabilities will be paid, based on approved current legal regulations at the date of the financial statements and after considering all tax consequences that derive from the way that the Group expects to recover the assets and liquidate the liabilities.

A deferred income tax asset is recorded only up to the point that it is probable that there will be future fiscal gains, against which unused fiscal credits can be applied. The deferred income tax assets accounted for, as well as those not accounted for, are subject to review at every closing date.

The deferred income tax rate is accrued from the temporary differences that arise from the investments in subsidiaries and affiliates, except when the Company has control over the time when the temporary differences will be reversed, and what it is probable that the temporary difference will not be reversed in the foreseeable future.

The deferred income tax assets and liabilities are recorded in the consolidated financial statements as non-current assets and liabilities, independent of their expected date of realization or liquidation.

2.25 Payment of dividends.

The payment of dividends to the Company’s shareholders is recorded as a liability in the annual accounts of the Group in the period in which the dividends are approved by the Company’s shareholders or when the corresponding liability is accrued according to legal regulations or the by-laws set at the Shareholders’ Meeting.

2.26 Paid-in capital.

The Company’s paid-in capital is represented by ordinary shares.

The incremental costs that can be directly allocated to the issuance of new shares are presented as a reduction to net equity, net of income taxes.

2.27 Compensation payments in shares.

Compensation plans implemented through the use of stock options are recognized in the financial statements applying IFRS 2 “Share-based payments”, booking the expenses associated with the services provided by company executives at the time that these are incurred booking a credit in the account of other equity reserves.

The Company determines the fair value of the services received by refering to the fair value of the equity instruments at the date on which they are issued. The plan that issues the stock options based on continued employment assumes that the services will be received on a lineal basis up to the maturity date of the stock options. Likewise, in the case of stock options based on performance, it is assumed that the services will be received on a lineal basis up to the maturity date of the stock options.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, including any performance condition and to have a current employment contract with the Company or any of its subsidiaries in Chile or abroad and the employment relationship has-not been interrupted from the date of signature of this contract until the date of execution of stock options.

2.28 Cost of sales.

Cost of sales includes the cost of acquiring products sold and other costs incurred to bring inventory to the locations and conditions necessary for their sale. These costs primarily include acquisition costs net of discounts obtained, non-recoverable import expenses and taxes, insurance and costs for transporting products to distribution centers.

Cost of sales also includes losses related to the credit card receivable portfolio from the financial services segment.

2.29 Other expenses by function.

Other expenses by function includes, primarily, advertising expenses that the company incurs to promote its products and brands.

2.30 Distribution costs.

Distribution costs include all expenses necessary to deliver products to customers.

2.31 Administrative expenses.

Administrative expenses include payroll and personnel compensation, depreciation of property, plant and equipment for administrative purposes, amortization of non-current assets, and other overhead and administrative expenses.

3. Risk management policies

3.1. Position-taking financial instruments.

3.1.1. Categories of financial instruments (classification and presentation).

The Company’s position-taking instruments are classified based on their nature, characteristics and the purpose for which they have been acquired or issued.

As of December 31, 2011, the Company classifies its financial instruments as follows:

Table 1-1. Classification of financial instruments.

December 2011

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (Informational)	Book value

				ThCh$	ThCh$	ThCh$
At fair value through profit and loss	Mutual funds Derivatives	Mutual fund shares	6	—	—	43,067,809
		Derivatives at fair value with changes in results	6	—	—	2,060,000
		Call option (call)	6	—	—	171,402,489
	Other financial instruments	Shares	6	—	—	36,891
		Highly liquid financial instruments	6	—	—	5,362,015
At maturity				—	—	—
Credit cards and Trade receivables, net	Cash and equivalents	Cash balances	5	48,823,361	48,823,361	—
		Bank balances	5	76,287,432	76,287,432	—
		Short-term deposits	5	20,204,681	20,204,681	—
	Receivables Credit card and Trade	receivables, net	8	1,151,657,320	1,218,336,745	—
	Receivables from related entities	Receivables from related entities, current	9	82,334	82,334	—
	Tax assets	Tax assets, current	15	6,962,369	6,962,369	—

Available-for-sale				—	—	—
Financial liabilities and payables	Bank loans	Current	16	156,345,921	161,363,683	—
		Non-Current	16	645,878,724	656,865,551	—
	Bonds payable	Current	16	24,531,922	26,580,593	—
		Non-Current	16	1,141,130,894	1,168,573,948	—
	Other loans (leases)	Current	16	4,571,948	4,571,948	—
		Non-Current	16	16,372,497	16,372,497	—
	Deposits and savings Accounts	Current	16	135,423,328	135,423,328	—
		Non-Current	16	10,849,475	10,849,475	—
	Debt purchase Bretas	Non-Current	16	76,923,594	76,923,594	—
	Letters of credit	Current	16	10,722,087	10,722,087	—
	Trade payables,	Current	17	1,388,459,617	1,388,459,617	—
		Non-Current	17	11,150,691	11,150,691	—
	Withholding taxes	Current	17	158,078,423	158,078,423	—
	Lease liabilities	Current	17	3,282,468	3,282,468	—
	Other payables	Current	17	1,000,211	1,000,211	—
	Payables to related entities, current	Current	9	1,447,631	1,447,631	—
	Tax liabilities	Current	15	40,490,319	40,490,319	—
	Other financial liabilities	Cross currency swaps	16	—	—	5,150,270
		Put options	16	—	—	240,955,817

Hedges	Hedging derivatives	Cash flow hedging Liabilities	16	—	—	2,111,594
		Fair value hedging liabilities	16	—	—	602,877
		Cash flow hedging assets	6	—	—	32,065,119
		Fair values hedging assets	6	—	—	14,914,495

December 2010

				At amortized cost		At fair value
Classification	Group	Type	Note	Book value	Fair value (informational)	Book value

				ThCh$	ThCh$	ThCh$
At fair value through profit and loss
	Mutual funds Derivatives	Mutual fund shares	6	—	—	50,467,839
		Shares derivatives at fair value with change in results	6	—	—	803,585
	Other	Shares	6	—	—	38,086
		Highly liquid financial instruments	6
				—	—	8,706,600
At maturity				—	—	—

Credit cards and Trade Receivables, net	Cash and equivalents	Cash balances	5	32,379,681	32,379,681	—
		Bank balances	5	51,184,192	51,184,192	—
		Short-term deposits	5	24,558,411	24,558,411	—
	Receivables	Credit card and trade receivables, net	8	1,024,769,864	1,090,806,854	—
	Tax assets	Tax assets, current	15	6,646,513	6,646,513	—
Available—for—sale				—	—	—

Financial liabilities and payables	Bank loans	Current	16	223,552,471	230,727,158	—
		Non-Current	16	610,660,492	621,048,233	—
	Bonds payable	Current	16	36,244,103	39,270,863	—
		Non-Current	16	689,607,292	706,191,656	—
	Other loans (leases)	Current	16	1,902,276	1,902,276	—
		Non-Current	16	13,282,814	13,282,814	—
	Deposits and savings Accounts	Current	16	137,848,538	137,848,538	—
		Non-Current	16	10,681,550	10,681,550	—
	Debt purchase Bretas	Current	16	28,131,000	28,131,000	—
		Non-Current	16	72,448,654	72,448,654	—
	Letters of credit	Current	16	10,681,550	10,722,087	—
	Trade payables	Current	17	1,137,573,547	1,137,573,547	—
		Non-Current	17	10,259,061	10,259,061	—
	Withholding taxes	Current	17	140,529,776	140,529,776	—
	Lease liabilities	Current	17	2,640,207	2,640,207	—
	Other payables	Current	17	216,938	216,938	—
	Payables to related entities	Current	9	970,145	970,145	—
	Tax liabilities	Current	15	22,502,444	22,502,444	—
	Other financial liabilities	Cross currency swaps	16	—	—	15,487,299

Hedges	Hedging derivatives	Cash flow hedging assets	6	—	—	2,472,145
		Fair values hedging assets	6	—	—	193,890

3.1.2. General characterization.

The Company maintains instruments classified at fair value through profit and loss for trading and risk management (derivate instruments not classified as cash flow hedges) purposes. This category is comprised mainly of investments in mutual funds and derivatives.

The category “Credit cards and Trade receivables net” includes bank balances, time deposits and receivables mainly from the credit card business, receivables from consumer credit loans of Banco Paris and notes receivable from customers when credit is extended using post-dated checks. As a result, this category of financial instruments combines the objectives of surplus optimization, liquidity management and financial planning to satisfy the Company’s working capital needs.

Financial liabilities maintained by the Company include obligations with banks and financial institutions, bond issuances and payables, and certificate of deposit issued by Banco Paris among others.

Lastly, the Company has classified as hedges those derivative instruments determined to be highly effective in offsetting exposure to changes in the hedged item attributable to the hedged risk.

3.1.3. Accounting treatment of financial instruments (Note 2, accounting policies).

3.1.4. Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of December 31, 2011 have been measured using the methodologies set forth in IAS 39. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: Quoted values or prices in active markets for observables and identical liabilities.

Level II: Inputs from sources other than quoted values from Level I, but observable in the market for assets and liabilities, either directly (prices) or indirectly (obtained from prices).

Level III: Inputs for assets or liabilities that are not based on observable market data.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, valued under each method, compared to their total value.

Table 1-4. Successive valuation methodologies.

December 2011

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III

				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds Derivatives	Mutual fund shares	6	43,067,809	100	—	—
		Derivatives at fair value with changes in results	6	2,060,000		100
		Call option (call)	6	171,402,489			100
	Other financial Instrument	Shares	6	36,891	100
		Highly liquid financial instruments	6	5,362,015	100

At maturity				—	—	—	—	—

Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	48,823,361				100
		Bank balances	5	76,287,432				100
		Short-term deposits	5	20,204,681				100
	Receivables	Credit card and trade receivables, net	8	1,151,657,320				100
	Receivables from related entities	Receivables from related entities, current	9	82,334				100
	Tax assets	Tax assets, current	15	6,962,369				100

Available—for—sale				—	—	—	—	—

Financial liabilities and payables	Bank loans	Current	16	156,345,921				100
		Non-Current	16	645,878,724				100
	Bonds payable	Current	16	24,531,922				100
		Non-Current	16	1,141,130,894				100
	Other loans (lease)	Current	16	4,571,948				100
		Non-Current	16	16,372,497				100
	Deposits and savings Accounts	Current	16	135,423,328				100
		Non-Current	16	10,849,475				100
	Debt purchase Bretas	Non-Current	16	76,923,594				100
	Letters of credit	Current	16	10,722,087				100
	Trade payables	Current	17	1,388,459,617				100
		Non-Current	17	11,150,691				100
	Withholding taxes	Current	17	158,078,423				100
	Lease liabilities	Current	17	3,282,468				100
	Other payables	Current	17	1,000,211				100
	Payables to related entities	Current	9	1,447,631				100
	Tax liabilities	Current	15	40,490,319				100
	Other financial liabilities	Cross currency swaps	16	5,150,270		100		100
		Put options	16	240,955,817			100

Hedges	Hedging derivatives	Cash flow hedging liabilities	16	2,111,594		100
		Fair value hedging liabilities	16	602,877		100
		Cash flow hedging assets	6	32,065,119		100
		Fair values hedging assets	6	14,914,495		100

December 2010

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III

				ThCh$	%	%	%	%
At fair value through profit and loss	Mutual funds Derivatives	Mutual funds shares	6	50,467,839	100	—	—	—
		Derivatives at fair value with changes in results	6	803,585		100
	Other	Shares	6	38,086	100
		Highly liquid financial instruments	6	8,706,600	100

At maturity				—	—	—	—	—
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	32,379,681				100
		Bank balances	5	51,184,192				100
		Short-term deposits	5	24,558,411				100
	Receivables	Credit card and trade receivables, net	8	1,024,769,864				100
	Receivables from related entities	Receivables from related entities, current		—				100
	Tax assets	Tax assets, current	15	6,646,513				100

Available—for—sale				—	—	—	—	—
Financial liabilities and payables	Bank loans	Current	16	223,552,471				100
		Non-Current	16	610,660,492				100
	Bonds payable	Current	16	36,244,103				100
		Non-Current	16	689,607,292				100
	Other loans (leases)	Current	16	1,902,276				100
		Non-Current	16	13,282,814				100
	Deposits and savings Accounts	Current	16	137,848,538				100
		Non-Current	16	10,681,550				100
	Debt purchase Bretas	Current	16	28,131,000				100
		Non-Current	16	72,448,654				100
	Letters of credit	Current	16	10,681,550				100
	Trade payables, Current	Current	17	1,137,573,547				100
		Non-Current	17	10,259,061				100
	Withholding taxes	Current	17	140,529,776				100
	Lease liabilities	Current	17	2,640,207				100
	Other payables	Current	17	216,938				100
	Payables to related entities	Current	9	970,145				100
	Tax liabilities	Current	15	22,502,444				100
	Other financial liabilities	Cross currency swaps	16	15,487,299		100

Hedges	Hedging derivatives	Cash flow hedging assets	6	2,472,145		100
		Fair values hedging assets	6	193,890		100

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market. Instruments classified as Level III consist mainly of options contracts and financial derivatives. The fair value of these instruments has been determined using the net present value of discounted cash flows from the underlying asset and an analysis of market comparables.

In order to estimate the fair value of debt instruments not accounted for at deemed cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

In addition, the fair value for informational purposes (Table 1-1) has been estimated for those instruments accounted for at deemed cost. For instruments maturing in less than one year, the Company has determined that the fair value does not differ significantly from the book value presented. The criteria adopted is applied to balances maintained in trade and other receivables, cash and cash equivalents, trade and other payables and the current portion of bank loans and bonds payable.

The fair value of the non-current portion of debt instruments (bank loans and bonds) accounted for at deemed cost has been calculated as the equivalent amount necessary to prepay that debt less the current portion of the loans.

3.1.5. Particular effects on income and net equity accounts.

As of December 31, 2011, the effects of each financial instrument on income and net equity accounts are detailed as follows.

Table 1-5. Particular effects on income and net equity accounts.

Line item	Effect on 2011 income (ThCh$)				Equity
	Interest	Other earnings (losses)	Indexation units (UF)	Exchange differences	Losses and gains in net equity

Investments (mutual funds)	10,035,950	—	—	—	—
Obligations with banks	(75,818,343)	(447,644)	—	(4,214,944)	—
Bonds payable	(57,053,521)	—	(24,867,764)	(6,159,487)	—
Hedge derivatives	(10,816,223)	—	—	20,856,663	4,821,077	(1)
Options (call—put)	(11,469,417)	(18,768,191)	—	—	(39,315,720	)(2)
Debt purchase Bretas	(2,164,013)	—	(6,420,766)	—	—

Line item	Effect on 2010 income (ThCh$)				Equity
	Interest	Other earnings (losses)	Indexation units (UF)	Exchange differences	Losses and gains in net equity

Investments (mutual funds)	13,340,281	—	—	—	—
Obligations with banks	(40,843,313)	(415,480)	—	13,894,860	—
Bonds payable	(38,615,726)	—	(15,656,615)	1,151,800	—
Hedge derivatives	(148,252)	—	—	(16,722,600)	(1,345,120	)(1)

Please see hedge details in table 1-10

(1)	Please see consolidated statements of changes in equity in the column “hedge reserves”.

(2)	Please see consolidated statements of changes in equity in the column “other reserves”.

For all of the aforementioned categories of financial instruments, the Company identifies net losses and gains; total finance income and costs, calculated using the effective interest rate method for assets and liabilities not recorded at fair value through profit and loss; and fee income and expenses from the instruments.

Net equity corresponds to the effect of applying special hedge accounting for derivative instruments classified as effective cash flow hedges, namely derivative contracts (cross currency swaps) with Banco Santander for UF 2,257,437 (equivalent to 280,000,000 soles), with Banco BBVA for US$ 150,000,000, with Banco Santander for US$ 135,000,000, with Deutsche Bank for US$ 100,000,000, with Banco de Chile for US$ 100,000,000, with J.P. Morgan for US$ 150,000,000, and Scotiabank for US$ 50,000,000. The purposes of these contracts is to hedge exchange and interest rate risk for the Inca bond placed in Peru and the international bond placed in the United States.

In addition, the effect on income and net equity accounts has been broken down for losses and gains generated from fluctuations in exchange rates relevant to the nature of the transactions carried out by the Company.

3.1.6. Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.1.7. Embedded derivatives.

As of the end of this reporting period, the Company has not identified any embedded derivatives that should be valued independently from the host contract.

3.1.8. Non-compliance.

As of the end of this reporting period, the Company has not identified any non-compliance with the conditions related to outstanding liabilities.

3.1.9. Hedges.

The Company has entered into derivative contracts to hedge risks of fluctuations in exchange rates and interest rates. These instruments have been designated as hedges of eligible items and have been valued and accounted for as defined in the accounting criteria described in note 2.13.

Although the Company holds positions in financial instruments as part of its overall financial risk management strategy, only the following derivative instruments have been classified as accounting hedges:

Table 1-10. Hedges.

2011

		Hedge subject classification			Book value	Hedging instrument		Fair value
Hedge type	Risk		Group	Type		Group	Type		Note

					(ThCh$)			(ThCh$)
Fair value	Interest rate	Financial liability	Bank obligations	IFC Credit	—	Derivate	Interest rate swap	(602,877)	16
						Sub—total derivative		(602,877)
Fair value	Interest rate and exchange	Financial liability	Bank obligations	Rabobank Credit	—	Derivate	Interest rate swap	132,724	6
Fair value	Interest rate and exchange	Financial liability	Bonds payable	US bond	—	Derivate	Cross currency swap	14,781,771	6
						Sub—total derivative		14,914,495
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Rabobank Credit	—	Derivate	Cross currency swap	188,162	6
Cash flow	Interest rate and exchange	Financial liability	Bank payable	US bond	—	Derivate	Cross currency swap	26,800,254	6
Cash flow	Interest rate and exchange	Financial liability	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	5,076,703	6
						Sub—total derivative		32,065,119
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Scotiabank Credit	—	Derivate	Cross currency swap	(333,447)	16
Cash flow	Interest rate and exchange	Financial liability	Bank obligations	Banco Continental Credit	—	Derivate	Cross currency swap	(1,778,147)	16
						Sub—total derivative		(2,111,594)

2010

		Hedge subject classification			Book value	Hedging instrument		Fair value
Hedge type	Risk		Group	Type		Group	Type		Note

					(ThCh$)			(ThCh$)
Fair value	Interest rate	Financial liability	Bank obligations	Santander	—	Derivate	Interest rate swap	193,890	6
Cash flow	Interest rate and exchange	Financial liability	Bonds payable	Inacabond 1	—	Derivate	Cross currency swap	2,472,145	6
						Sub—total derivative		2,666,035

The fair value hedges have been evaluated as highly effective. A fair value hedge is intended to hedge exposure to changes in the fair value of assets or liabilities recorded in the balance sheet, unrecognized firm commitments or a portion of those assets, liabilities or firm commitments that are attributable to a particular risk and may affect profit for the year.

The cash flow hedges have been evaluated as highly effective. A cash flow hedge is intended to hedge exposure to changes in the cash flows that (i) are attributed to a particular risk associated with an asset or liability recorded previously (as all or some of the future interest payments of debt at variable interest), or a highly probable forecasted transaction and that (ii) may affect profit for the year.

For the described hedge, the financial risk refers to the potential upward deviation of equivalent cash flows in the functional currency (Ch$) as compared to coupon payments for bonds denominated in be consister in how you refer to Peruvian currency and the international bond placed in the United States, attributable to increases in the Sol/Ch$ and US/Ch$ exchange rates prevailing as of the date of the coupon payments. The hedge strategy adopted enables the Company to fix the cash outflow expressed in the functional currency for all coupon payments being hedged.

3.2. Characteristics of financial risks.

The Board of Directors understands that it is imperative for the Company to have an institutional framework that protects its financial stability and sustainability by effectively managing financial risks.

In general terms, the Company’s efforts are aimed at maintaining a policy that is sustainable with the development of its business, which by nature incorporates an important number of associated risks. As a result, the Company’s strategy is focused on maintaining strong financial solvency, placing emphasis on obtaining the cash flows necessary for its investments, ensuring proper management of working capital and taking necessary actions to minimize the financial risk from exposure of its loan commitments in different currencies and interest rates.

The Company identifies the following risks relevant to its operations:

3.2.1. Credit risk.

The concept of credit risk refers to financial uncertainty, at different time horizons, related to complying with obligations entered into with counterparties, when contractual rights are exercised to receive cash or other financial assets from the Company.

3.2.1.1. Exposure:

The following table presents, as of December 31, 2011, the amount in the financial asset category that best represents maximum exposure to credit risk without considering guarantees or credit enhancements.

Table 2-1-1. Exposure to credit risk by financial asset category.

As of December 31, 2011

Classification	Group	Type	Note	Book value

				(ThCh$)
At fair value through	Mutual funds	Mutual funds shares	6	43,067,809
Profit and loss	Derivatives	Derivatives at fair value with changes in results	6	2,060,000
	Other	Call option (call)	6	171,402,489
		Shares	6	36,891
		Highly liquid financial instruments	6	5,362,015
Credit cards and trade receivables net	Cash and cash	Cash balances	5	48,823,361
	equivalents	Bank balances	5	76,287,432
		Short-term deposits	5	20,204,681
	Receivables	Credit card and trade receivables, net	8	1,151,657,320

As of December 31, 2010

Classification	Group	Type	Note	Book value

				(ThCh$)
At fair value through	Mutual funds	Mutual Funds shares	6	50,467,839
Profit and loss	Derivatives	Derivatives at Fair value with Changes in results	6	803,585
	Other	Call option (call)	6	—
		Shares	6	38,086
		Highly liquid financial instruments	6	8,706,600
Credit cards and trade receivables net	Cash and cash	Cash balances	5	32,379,681
	equivalents	Bank balances	5	51,184,192
		Short-term deposits	5	24,558,411
	Receivables	Credit card and trade receivables, net	8	1,024,769,864

Credit risk exposure is primarily concentrated in credit card and trade receivables, please note 8.

3.2.1.2. Effect of guarantees on exposure.

As of the end of this reporting period, the Company has not received any guarantees or other credit enhancements that impact its credit exposure detailed above. However, trade receivables are adequately covered from operating risks with life insurance policies that cover the risk of death.

3.2.1.3. Concentrations.

As of the end of this reporting period, the Company identifies its concentrations for credit risk based on the relevant counterparty for each category of financial assets.

Table 2-1-2. Diversification of counterparties.

As of December 31, 2011

Classification	Group	Type	Counterparty	Exposure by type of instrument

				%
At fair value through profit and loss	Mutual funds	Mutual funds	Domestic banks	62.70
			Foreign banks	37.30
Trade receivables and credit card	Cash and cash	Cash balances	Domestic banks	37.30
	equivalents
		Bank balances	Foreign banks	62.70
			Domestic banks	59.20
		Short- term deposits	Foreign banks	40.80
			Domestic banks	60.70
	Receivables	Trade receivables, gross	Foreign banks	39.30
			Non-financial institutions	100.00

As of December 31, 2010

Classification	Group	Type	Counterparty	Exposure by type of instrument

				%
At fair value through profit and loss	Mutual funds	Mutual Funds	Domestic banks	73.41
			Foreign banks	26.59
Trade receivables and credit card	Cash and cash	Cash balances	Domestic banks	25.70
	equivalents
		Bank balances	Foreign banks	74.30
			Domestic banks	56.03
		Short-term deposits	Foreign banks	43.97
			Domestic banks	9.87
	Receivables	Trade receivables, gross	Foreign banks	90.13
			Non-financial institutions	100.00

Non-financial institutions are mainly composed of clients’ credit cards and receivables from other companies.

As presented above, a considerable portion of the Company’s credit risk exposure stems from trade receivables, which, given the high degree of fragmentation of the customer portfolio (in terms of geographic location, age, socioeconomic level, among others), has been segmented using internal credit scales.

3.2.1.4. Financial assets that are not in default or impaired.

As part of its credit risk management activities, the Company constantly monitors the credit quality of counterparties for financial assets that are not in default or impaired. The following table details the credit quality by financial entity of the Company’s investments:

As of December 31, 2011

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook

		(ThCh$)
Mutual funds	Itaú	5,004,685	AA-	Stable
	Bci	11,803,725	AA+	Stable
	Santander	8,190,641	AA+	Stable
	Foreing banks	18,068,758	(*)
Financial instrument	Financial instrument of Central bank	5,362,015	AAA	Stable

As of December 31, 2010

			Credit quality
Type	Counterpart	Amount of exposure	Solvency	Outlook

		(ThCh$)
Mutual funds	Bank Chile	1,400,000	AA+	Stable
	Bci	11,315,479	AA+	Stable
	Santander	4,820,184	AA+	Stable
	Itaú	17,200,000	AA-	Stable
	Foreing banks	15,732,176	(*)
Financial instrument	Financial instrument of Central bank	8,706,600	AAA	Stable

(*)	All mutual funds included under “Foreign banks” have international risk ratings greater than or equal to A- as required by the Company’s investment policy. The assets that are due but not impaired are presented in Note 8.

3.2.1.5. Credit Risk from operations other than credit card business.

Credit risk from operations other than the credit card and banking businesses is limited primarily to balances maintained in notes payable from customers for sales with post-dated checks and external credit cards, which are generally recoverable in 30, 60 and 90 days, and investments in time deposits, bank balances and mutual funds. The Company monitors the latter using the credit risk rating granted by risk rating agencies. In addition, it targets its investments in mutual funds toward portfolios with highly solvent underlying assets, properly diversified assets and consistent management by the fund manager.

3.2.1.6. Credit Risk from the credit card business.

Given the relative importance of this exposure from the credit card business as compared to total maximum credit risk exposure, Cencosud has targeted its credit risk management toward developing a management model for its own credit cards as well as the banking business that is consistent with the Company’s strategic guidelines and the profiles of its credit transactions. The model takes into consideration the large-scale and fragmented nature of the cardholder portfolio and is structured in terms of cardholder selection, portfolio management and recovery of cardholders in default.

3.2.1.6.1. Business definition.

El Negocio Financiero de Cencosud está definido como un atributo más de la oferta de valor de Cencosud, la cual complementa la propuesta integral de productos y servicios que entrega la compañía a través de todas las unidades de negocio del retail y que tiene como objetivo principal construir relaciones de largo plazo con nuestros clientes. The financial business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its retail business units and is aimed at building long-term relationships with our customers. El mayor porcentaje del Retail Financiero corresponde a Tarjeta Más en Chile, la cual lleva más de 20 años de historia en el país. The largest percentage of the financial retail business corresponds to the Más Credit Card in Chile, which has been operating for more than 20 years. En el resto de los países existen niveles de profundización menores, en particular en Perú que la operación lleva menos de 1 año. The card’s market penetration is less in other countries, such as Peru where it has been available for less than one year. Adicionalmente, se cuenta con un Banco orientado a créditos de consumo y un Joint Venture con Banco Bradesco en Brasil para el desarrollo del negocio financiero en dicho país. In addition, the Company operates with Banco Bradesco in Brazil to develop the financial business in that country.

3.2.1.6.2. Risk Model

Foundations:

The Risk Management Model is tightly linked to the large-scale and fragmented nature of the retail cardholder portfolio with a very large volume of cardholders (more than 4,000,000 in the region) and average debt per cardholder of around US$ 400.

In this context, the challenge lies in managing the cardholder portfolio and its associated risk, building long-term relationships with cardholders and making the value proposition and the retail business sustainable over time. Risk management is structured to ensure:

•	Optimum cardholder selection.

•	Optimum portfolio management, which involves activating, strengthening, retaining, reducing and containing the portfolio card holders.

•

Optimum collections management for cardholders in default, maximizing recovery with high standards of quality and service w the Company has one sole collect without affecting the comprehensive bond with Cencosud’s customers.

Cardholder management efforts are broadly targeted to include all customers, from our target market to prospective customers, including those with or without retail purchases, with or without credit card movements and with or without payments in default.

a.	Key Risk Management Factors

The large-scale and fragmented nature of the business determines portfolio management, in which the following key risk management factors stand out:

•	Automation and centralization of decision making.

•	Customer segmentation.
•	Management of information and earnings projections.
•	Collections management.
•	Large-scale and selective control model for credit and collections circuit.
•	Provision models to cover portfolio risk in line with Basel II standards.

Automation and centralization of decision making: credit and collections decisions are large-scale and automated and only a minority of decisions are analyzed by very specialized personnel. The Company features world class risk management and collections systems, including Capstone Decision Accelerator (CDA), TRIAD, Model Builder (from Fair Isaac Corporation - FICO) and Cyber Financial (from Inffinix), among others.

Customer segmentation: processes are segmented, differentiated by strategy and action tactics per risk profile, activity level and likelihood of occurrence, among others.

Management of information and earnings projections: the Company manages comprehensive information and statistical models on all relevant business and customer variables, which allows it to make timely, prognostic decisions.

Collections management: the Company has one sole collections model for managing collections for retail cards, which uses an outsourcing collection model to efficiently recover debt through quality management of debtors.

Large-scale and selective control model for credit and collections circuit: the Company has large-scale controls over all phases of the credit and collections process, from its centralized processes to its point of- sale and collections processes.

Provision models to cover portfolio risk in line with Basel II standards: the Company has different provisions models that adhere to local regulations in each country as well as Basel II standards, in order to most adequately reflect cardholder portfolio risk. External variables which affect payment behavior are also included in statistical models for estimating provisions. The Company is making progress in each country on implementing anti-cyclical provisions based on industry best practices, starting with Chile and Peru. It also uses back testing to periodically monitor the sufficiency of the provisions it establishes.

Lastly, the Company has a corporate governance strategy that includes, among others, local Risk Committees for each country and a Corporate Risk Committee in which directors and senior executives participate. These committees have the following objectives, among others:

•	Monitor the business’s main risk indicators.
•	Monitor compliance with the risk budget.
•	Monitor the correct functioning of policies and credit and collections processes.
•	Authorize entry into new markets and/or new products that impact risk.
•	Authorize provisions model and monitor sufficiency.

3.2.1.7. Liquidity risk.

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.

As of December 31, 2011, the Company presents the following maturity profile for its financial instruments:

Table 2-2-1. Maturity analysis.

As of December 31, 2011

		Maturity
Classification	Instrument	0 - 6 months	6 - 12 months	1 - 2 years	2 - 3 years	3 - 5 years	More than 5 years	Total liabilities

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	1,911,792,654	399,656,617	405,473,023	285,187,279	465,199,394	1,548,463,078	5,015,772,045
Other financial liabilities current and non-current	Bank loans	124,270,818	55,949,881	147,451,816	180,477,476	328,776,058	74,764,570	911,690,619
	Bond debt	24,531,922	42,076,801	69,583,670	103,681,931	132,846,732	1,461,596,278	1,834,317,334
	Other loans	—	4,571,948	16,372,497	—	—	—	20,944,445
	Other financial liabilities (CCS - IRS)	6,271,819	—	—	—	1,592,922	—	7,864,741
	Time deposits	89,365,723	56,102,170	—	—	—	—	145,467,893
	Term savings accounts	1,033,220	—	—	—	—	—	1,033,220
	Letters of credit	—	—	1,268,966	1,027,872	1,983,682	12,102,230	16,382,750
	Deposits and other demand deposits	2,510,178	—	—	—	—	—	2,510,178
	Debt purchase Bretas	—	—	76,923,594	—	—	—	76,923,594
Commercial loans	Other financial liabilities Option	—	240,955,817	—	—	—	—	240,955,817
	Trade payables and other payables and non-current liabilities	1,550,820,719	—	11,150,691	—	—	—	1,561,971,410
	Other non-financial liabilities current and non current	71,050,305	—	82,721,789	—	—	—	153,772,094
	Payables to related entities	1,447,631	—	—	—	—	—	1,447,631
	Current income tax liabilities	40,490,319	—	—	—	—	—	40,490,319

As of December 31, 2010

		Maturity
Classification	Instrument	0 - 6 months	6 - 12 months	1 - 2 years	2 - 3 years	3 - 5 years	More than 5 years	Total liabilities

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Total liabilities	1,616,308,257	260,701,181	310,152,916	231,253,357	453,114,036	922,635,245	3,794,164,992
Other financial liabilities current and non-current	Bank loans	81,963,479	155,476,796	141,299,400	183,777,501	332,658,897	11,177,432	906,353,505
	Bond debt	36,244,103	22,889,812	41,314,962	46,428,623	118,334,665	899,027,374	1,164,239,539
	Other loans	—	1,902,276	13,282,814	—	—	—	15,185,090
	Other financial liabilities (CCS - IRS)	15,388,154	—	—	—	99,145	—	15,487,299
	Time deposits	94,727,494	52,301,297	—	—	—	—	147,028,791
	Term savings accounts	1,108,208	—	—	—	—	—	1,108,208
	Letters of credit	—	—	1,316,878	1,047,233	2,021,329	12,430,439	16,815,879
	Deposits and other demand deposits	2,911,418	—	—	—	—	—	2,911,418
	Debt purchase Bretas	—	28,131,000	72,448,654	—	—	—	100,579,654
Commercial loans	Trade payables and other payables and non-current liabilities	1,280,960,468	—	10,259,061	—	—	—	1,291,219,529
	Other non-financial liabilities current and non current	79,532,344	—	30,231,147	—	—	—	109,763,491
	Payables to related entities	970,145	—	—	—	—	—	970,145
	Current income tax liabilities	22,502,444	—	—	—	—	—	22,502,444

As part of its comprehensive risk management framework, the Company has liquidity management policies aimed at ensuring timely compliance with its obligations based on the scale and risk of its operations, both under normal conditions and exceptional situations, which are defined as circumstances in which cash flows can be substantially greater than expected as a result of unforeseen changes in general market conditions or the particular situation of a certain institution. In this context, liquidity risk management tools have been designed to both ensure positioning of the balance sheet that allows minimizing the probability of an internal liquidity crisis (prevention policies) as well as defining contingency plans to address a liquidity crisis scenario.

For such purposes, the liquidity management policies define the Company’s management strategy, management’s roles and responsibilities, internal limits for cash flow mismatches, sources of risk, contingency plans and internal control mechanisms.

One of the indicators used to monitor liquidity risk is the liquidity position, which is measured and controlled each day based on the difference between cash flows payable for liabilities and expense accounts and cash flows receivable from assets and income accounts for a given maturity period.

In the event of a cash deficit on a consolidated level, Cencosud S.A. has various short and long-term financing alternatives, including lines of credit with banks, access to international debt markets, liquidation of investment instruments, etc. In contrast, in the event of a cash surplus on a consolidated level, this money is invested in different investment instruments.

As of December 31, 2011, the Company has available unused lines of credit for approximately ThCh$ 320,733,256.

3.2.1.8. Market risk.

The Company is exposed to market risk, which involves variations in interest and exchange rates that may affect its financial position, operating results and cash flows. The Company’s hedge policy calls for a periodic review of its exposure to interest and exchange rate risk for its main assets and obligations.

3.2.1.8.1. Interest rate risk.

As of December 31, 2011, approximately 61% of the Company’s financial debt, primarily its short-term debt and bonds, was at fixed interest rates. The remaining 39% was at variable interest rates including derivates. Of the variable rate debt, approximately 99% is indexed to local interest rates (either as originally denominated or by re-denominating with derivatives).

The Company has identified as important its interest rate risk generated primarily from variable rate obligations, which are sensitized by measuring the impact on income of a reasonably possible variation in the observed interest rate. Following regulatory guidelines, the deviation in relevant interest rates is estimated using historical series with a daily frequency for each of the identified risk variables. The distribution of percentage changes occurring in three-month intervals is then analyzed and the extreme scenarios that fall outside a confidence interval of 95% are eliminated. The amount of the sensitized exposure corresponds to the total of the variable rate debt.

For variable rate debt, the financial risk refers to the potential upward deviation of cash flows related to interest payments on obligations from a specific target, attributable to the rise in interest rates that are important to the Company’s indebtedness structure, namely: LIBOR, TAB nominal and the Chamber rate (Chile).

As of and for December 31, 2011

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income

				%	(ThCh$)
Net liability	US$	12,839,422	LIBOR 6M	(39.76)	5,168
				42.31	(5,500)
Net liability	Ch$	116,914,350,000	TAB NOM 90	(49.88)	950,152
				50.00	(952,504)
Net liability	Ch$	247,319,697,369	TAB NOM 180	(40.72)	1,554,613
				50.00	(1,909,019)
Net liability	Ch$	311,284,230,000	CAM	(62.83)	2,253,157
				52.55	(2,146,936)

As of and for December 31, 2010

Classification	Currency	Exposure	Market variable	Change in risk factor	Effect on income

				%	(ThCh$)
Net liability	US$	145,897,474	LIBOR 6M	(21.14)	41,698
				44.86	(88,508)
		427,848,021		(53.37)	24,225
				49.43	(151,647)
Net liability	Ch$	207,808,100,000	LIBOR 3M	(66.67)	1,609,562
				83.33	(2,011,952)
Net liability	Ch$	158,319,697,369	TAB NOM 90	(61.54)	1,225,296
				77.93	(1,551,627)
Net liability	Ch$	21,294	TAB NOM 180	(72.06)	588
				300.75	(2,456)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for the interest payment and the amount that would have been recorded in a scenario of lower or higher interest rates).

The Company’s risk management strategy is to hold between 40 and 60% of its financial debt in variable rates in order to benefit from lower cost of funds and the remainder of its financial debt in fixed rates in order to reduce uncertainty stemming from variable interest payments, by denominating part of its variable interest rate liabilities into fixed rate liabilities using derivative financial instruments for these purposes, which allow the interest rate of the original obligation to be fixed.

3.2.1.8.2. Foreign exchange rate risk.

In the countries in which the Company operates, most expenses and income are in local currency. As a result, most of its debt (89%) is denominated in local currency. As of December 31, 2011,

approximately 70% of the debt in U.S. dollars was hedged with cross currency swaps or other foreign currency hedges. The Company’s policy is to hedge risks from variations in exchange rates on its net liability position in foreign currency using market instruments designed for that purpose.

The Company has identified as important the exchange rate risk generated from obligations in US dollars, Argentine pesos, Peruvian Nuevos Soles and Unidades de Fomento, which are sensitized by measuring the impact on income of a reasonably possible variation in observed exchange rates. Following regulatory guidelines, the deviation in relevant exchange rates is estimated using historical series with a daily frequency for each of the identified risk variables. The distribution of percentage changes occurring in three-month intervals is then analyzed and the extreme scenarios that fall outside a confidence interval of 95% are eliminated.

The amount of sensitized exposure is estimated based on the effects on the income and equity accounts presented in chart 1.5.

As of and for December 31, 2011

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income

					%		(ThCh$)
Net liability	US$	359,817,826	USD-CLP	519.20	(9.43)	470.22	17,625,604
				—	10.75	575.03	(20,089,936)
Net liability	ARS	297,442,554	ARS-CLP	120.74	(14.38)	103.38	5,163,067
				—	12.76	136.14	(4,581,527)
Net liability	CLF	27,112,448	CLF-CLP	22,291.88	(0.558)	22,167.55	3,370,886
				—	2.756	22,906.29	(16,658,149)
Net liability	COP	3,129,233,333	COP-CLP	0.27	(11.024)	0.24	93,138
					10.976	0.30	(92,734)
Net liability	PEN	547,343,736	PEN-CLP	196.27	(9.158)	178.30	9,837,920
				—	10.618	217.11	(11,407,096)
Net liability	BRL	203,087,446	BRL-CLP	278.23	(11.875)	245.19	6,709,865
				—	12.522	313.07	(7,075,786)

As of and for December 31, 2010

Classification	Currency	Exposure	Market variable	Closing value	Change in risk factor	Exchange rate value	Effect on income

					%		(ThCh$)
Net liability	US$	573,757,755	USD-CLP	468.01	(8.58)	423.16	25,729,764
				—	10.44	516.84	(28,021,212)
Net liability	ARS	216,049,395	ARS-CLP	117.63	(15.28)	99.65	3,883,923
				—	13.28	133.24	3,374,226)
Net liability	CLF	27,340,990	CLF-CLP	21,455.55	(0.605)	21,325.71	3,549,878
				—	2.860	22,069.08	(16,774,573)
Net liability	COP	91,587,735,379	COP-CLP	0.25	(11.260)	0.22	2,529,993
				—	11.484	0.27	(2,580,306)
Net liability	PEN	92,347,724	PEN-CLP	166.77	(9.358)	151.16	1,441,200
				—	9.963	183.38	(1,534,419)
Net liability	BRL	417,535,544	BRL-CLP	281.71	(12.078)	247.68	14,205,979
				—	12.804	317.78	(15,059,846)
Net liability	EUR	147,141	EUR-CLP	626.37	(9.037)	569.77	8,329
				—	13.477	710.79	(12,421)

The effect on income obtained from a theoretical exercise shows the incremental effect generated from the reasonably possible estimated change (i.e. it corresponds to the difference between the amount that was effectively recorded for exchange differences and the amount that would have been recorded in a scenario of lower or higher exchange rates).

The Company’s strategy is to held most of its financial debt in local currencies to reduce uncertainty stemming from an increase in the value of its liabilities due to foreign currency fluctuations, using derivative financial instruments for these purposes, which allow the value of the obligation to be expressed in its functional currency.

4. Estimates, judgement or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The Cencosud Group makes estimates and assumptions with respect to the future. Actual results could differ from those estimates. The estimates and assumptions that have a significant risk of generating material adjustments to the asset and liability balances in the next year are presented below.

4.1 Estimate of impairment of assets with indefinite useful lives

The Cencosud Group assesses annually whether goodwill has experienced any impairment, according to the accounting policy described in Note 2.9. The recoverable balances of the cash generating units have been determined from the base of their value in use. The methodology of discounting cash flows at a real pre-tax discount rate calculated for each country is applied. The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each business segment and for each cash generating unit. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales.

4.2. Useful life of property, plant and equipment

The Company and its subsidiaries review the estimated useful lives of its property, plant and equipment at the end of each annual period. During this period the Company has established that there are no significant changes in the useful lives estimated during the period.

4.3 Estimate of impairment of property, plant and equipment

For property, plant and equipment, the company applies the methodology of discounting future cash flows using a pre-tax nominal discount rate, differentiated by country (11.1% in Chile; 26.7% in Argentina; 11.7% in Peru; 13.9% in Brazil and 11.8% in Colombia).

Cash flow projections are performed for each country and business segment. The functional currency of each country is used and the projection considers a 5 year outlook plus perpetuity. The projections are based on historical information from recent years and the main macroeconomic variables that affect markets. In addition, the projections consider moderate organic growth and the recurring investments necessary to maintain the cash flow generating capacity of each segment.

4.4. Impairment of accounts receivable

The Company assesses the impairment of the accounts receivable when there is objective evidence that it will not be able to collect all the amounts according to the original terms of the account receivable (Note 2.12.2).

4.5 Investment property

For investment property the methodology of the discounted future cash flows uses a country-specific WACC after tax rate, measured in real terms (8.0% in Chile, 14.83% in Argentina and 8.19% in Perú). To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country. The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level.

4.6. Financial assets—options

In order to determine the fair value of call options (a financial asset), the company considers the net present value of the discounted cash flows of the underlying asset and an analysis of market comparables.

Options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS” (note 16.4) are recognized in the financial statements of Cencosud S.A. as follows:

•

The put option was initially accounted for as a liability with a charge to the equity account other reserves, at the present value of the estimated exercise price, in accordance with the provisions of IAS 32 “Financial Instruments: Presentation.”

•	After the initial recognition, all variations in the value of the put option are recorded against profit and loss.

•

After their initial recognition, the call option is accounted at fair value through profit and loss. The fair value is the present value of the difference between the amount to be paid to exercise the option and the fair value of the underlying shares.

•

If the call option is exercised, the asset will be derecognized together with the cash provided as the exercise price, with a credit to non-controlling interest and other reserves within equity. The liability for the put option will be reversed with a credit to the equity account other reserves.

•

If the put option is exercised, the corresponding liability will be derecognized with a balancing entry for the cash outflow given as the exercise price. The non-controlling interest will be derecognized against the asset for the call option (if any) and against the equity account other reserves.

5. Cash and cash equivalents

The composition of this item as of December 31, 2011 and 2010 is the following:

	As of December 31,
Cash categories	2011	2010

	ThCh$	ThCh$
Cash in hand	48,823,361	32,379,681
Bank balances	76,287,432	51,184,192
Short-term deposits	20,204,681	24,558,411

Cash	145,315,474	108,122,284

Cash and equivalents include cash, bank account balances and short term investments. Currency is as follows:

	As of December 31,
Currency	2011	2010

	ThCh$	ThCh$
Chilean Peso	75,476,719	39,297,053
Argentine Peso	36,569,236	20,024,976
US dollars	123,201	138,786
Peruvian New Sol	19,032,784	27,131,660
Brazilian Real	13,124,282	20,852,966
Colombian Peso	989,252	676,843

Total	145,315,474	108,122,284

6. Other financial assets, current and non current

The composition of this item as of December 31, 2011 and 2010 includes the following:

	As of December 31,
Other financial assets, current	2011	2010

	ThCh$	ThCh$
Shares	36,891	38,086
Mutual Funds Shares	43,067,809	50,467,839
Derivatives at fair value through profit and loss	2,060,000	—
Highly liquid financial instruments	5,362,015	8,706,600
Call option	171,402,489	—

Total other financial assets, current	221,929,204	59,212,525

	As of December 31,
Other financial assets, non-current	2011	2010

	ThCh$	ThCh$
Derivatives at fair value through profit and loss	—	803,585
Hedging derivatives	46,979,614	2,666,035

Total other financial assets, non-current	46,979,614	3,469,620

Mutual Funds shares are mainly fixed rate investments.

7. Derivative financial instruments

7.1 Financial assets held at fair value through profit and loss

The Company, following the financial risk management policy described in Note 3, enters into financial derivative contracts to hedge exchange rate and interest rate fluctuation risks.

This account as of December 31, 2011 includes cross currency swaps and interest rate swaps designed to hedge debt payment flows in foreign currency (US dollars). The fair value of these contracts as of December 31, 2011 represents current and non-current assets of ThCh$ 2,060,000 and liabilities of ThCh$ 5,150,270, respectively (current asset of ThCh$ 803,585 and a liability of ThCh$ 15,487,299 as of December 31, 2010).

Changes in the fair value of the assets and liabilities classified in this category (cross currency swaps and interest rate swaps) are recorded under “financial income” or “financial costs”, except for the agreements that do not hedge direct liabilities, which are recorded as other earnings net.

In addition, it also includes the fair value of the call option for ThCh$ 171,402,489 and the put option for ThCh$ 240,955,817 with UBS. The change in the fair value of the call option is recorded within “other gains (losses)” and the change in the put option is recorded within “financial costs and exchange differences”, all within the statement of income. The accounting treatment of these transactions is detailed in note 16.

These financial instruments are recorded in the accounts other current and non-current financial assets and other current and non-current financial liabilities.

7.2 Hedging assets and liabilities

The Company has derivatives to hedge exposure to exchange rate variations, particularly instruments classified as cross currency swaps (CCS), used to hedge debts denominated in Peruvian Nuevo Soles and U.S. dollars from bond placements and bank debt in those currencies. These instruments are classified as cash flow and fair value hedges. The fair value of these contracts as of December 31, 2011 represent an asset of ThCh$ 46,979,614 and a liability of ThCh$ 2,714,471.

These financial instruments are recorded in the accounts current and non-current financial assets and current and non-current financial liabilities. The liabilities are detailed in Note 16.

Changes in the fair value of the assets and liabilities classified in this category (cross currency swaps) are recorded under “financial income” or “financial costs”.

These financial instruments are presented as “operating activities” in the statement of cash flows as part of the changes in working capital. This is based on the fact that Cencosud has entered into these assets and liabilities as derivative financial instruments to serve as economic and financial hedges for the risks associated with exchange rates and interest rates as described previously.

Instruments at fair value through profit and loss and hedge instruments are detailed in Note 3.

8. Trade receivables and other receivables

Trade receivables and other receivables as of December 31, 2011 and 2010 are as follows:

	As of December 31,
Trade receivables and other receivables, net, current	2011	2010

	ThCh$	ThCh$
Trade receivables net, current	130,061,944	132,872,839
Credit card receivables net, current	496,758,427	405,682,618
Other receivables, net, current	287,019,174	280,292,181
Letters of credit loans	728,625	823,367
Consumer installment credit	23,960,634	13,207,765

Total	938,528,804	832,878,770

	As of December 31,
Trade receivables and other receivables, net, non-current	2011	2010

	ThCh$	ThCh$
Trade receivables net, current	304,780	147,185
Credit card receivables net, current	70,615,145	58,571,994
Other receivables, net, current	35,640,923	2,980,059
Letters of credit loans	10,802,064	11,306,044
Consumer installment credit	95,765,604	118,885,812

Total	213,128,516	191,891,094

	As of December 31,
Trade receivables and other receivables, gross, current	2011	2010

	ThCh$	ThCh$
Trade receivables gross, current	148,214,060	135,456,230
Credit card receivables gross, current	555,800,756	443,614,235
Other receivables gross, current	297,707,299	293,354,736
Letters of credit loans	728,625	823,367
Consumer installment credit	27,577,540	11,663,007

Total	1,030,028,280	884,911,575

	As of December 31,
Trade receivables and other receivables, gross, non-current	2011	2010

	ThCh$	ThCh$
Trade receivables gross, current	304,780	147,185
Credit card receivables gross, current	70,615,145	58,571,994
Other receivables gross, current	35,640,923	2,980,059
Letters of credit loans	10,802,064	11,306,044
Consumer installment credit	103,913,701	129,936,771

Total	221,276,613	202,942,053

	As of December 31,
Trade receivables and other receivables close to maturity	2011	2010

	ThCh$	ThCh$
Maturing in less than three months	630,485,364	736,018,251
Maturing between three and six months	69,940,662	28,579,234
Maturing between six and twelve months	101,265,124	27,974,089
Maturing in more than twelve months	221,276,613	202,942,053

Total	1,022,967,763	995,513,627

Please refer to table 1-1 in Note 3 to see the trade receivables’ and other receivables’ fair value.

The maturity of past due trade receivables as of December 31, 2011 and 2010 is as follows:

	As of December 31,
Trade receivables fully matured but not impaired	2011	2010

	ThCh$	ThCh$
Maturing in less than three months	159,215,632	73,026,525
Maturing between three and six months	34,361,276	12,733,676
Maturing between six and twelve months	14,061,808	6,579,800
Maturing in more than twelve months	20,698,414	—

Total	228,337,130	92,340,001

The roll-forward of the bad debt allowance is as follows:

	As of December 31,
Change in bad debt allowance	2011	2010

	ThCh$	ThCh$
Initial balance	63,083,764	69,475,382
Increase in reserve	114,175,472	86,387,761
Increase for business combination	15,350,400	—
Reserve uses	(68,835,977)	(78,114,542)
Decreases in reserve	(24,126,086)	(14,664,837)

Total	99,647,573	63,083,764

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Cencosud Group does not request collateral as a guarantee.

The information presented below is required by the Superintendency of Securities and Insurance through the rule number 23972 dated on September 14, 2011.

The financial business is defined as one more element of Cencosud’s value offering, which complements the comprehensive product and service offerings the Company provides through each of its business units and is aimed at building long-term relationships with our customers. The largest percentage of the financial retail business corresponds to the Más Credit Card in Chile, which has been operating for more than 20 years. The card’s market penetration is less in other countries, such as Peru where it has been available for less than 1 year. Its distribution with respect to the total portfolio is:

	As of December 31,
Receivables portfolio	2011		2010

	ThCh$	%	ThCh$	%
Current credit card receivables, gross	555,800,756		443,614,235
Non—current credit card receivables, gross	70,615,145		58,571,994

Total credit card receivables	626,415,901		502,186,229

Chilean credit card	481,195,215	77	415,386,168	82
Credit card Más	446,795,346		415,386,168
Credit card Johnson’s	34,399,869		—
Argentine credit card	125,781,428	21	82,762,906	17
Peruvian credit card	19,439,258	3	4,037,155	1

Total credit card receivables	626,415,901	100	502,186,229	100

Progress is being made to regionalize the financial business through an organizational structure where each risk area autonomously and independently manages risk, led by the Corporate Risk Management Division, which reports directly to Cencosud’s Corporate CEO. In turn, the risk management areas in each country report (administratively and functionally) to the Corporate Risk Manager.

CHILE

1.	Credit policies.

a)	Credit policies are defined by the Risk Management Division in Chile and parameters are set in the Company’s evaluation systems for the entire credit process. Among others, these policies include:

i.	the commercial ethics of debtors or those eligible for credit;

ii.	the cardholder risk profile, measured based on payment behavior and/or associated score models;

iii.	the debtor’s credit capacity, among others.

As mentioned, the main objective of the financial business is to grant customers access to financing for products offered by the Company´s retail stores (to complement Cencosud’s value offering). Cash advances and financing at affiliated businesses are very limited as compared to total credit card sales. Financial products are targeted toward cardholders with better risk profiles and are complementary to the credit card itself. Minimum payment policies are segmented by risk profile and fluctuate between 10% and 20% of the value invoiced monthly.

b)	The collections policy aims to secure 100% of debt payments while the cardholder is in the early stages of default so that the cardholder’s account may remain open to continue making purchases. However, some cardholders cannot make their payments. For these cardholders, new payment plans can be structured. These agreements must consider at least:

i.	The cardholder’s expressed will.

ii.	The intention to pay, manifested by an initial payment as a condition to restructure the debt.

iii.	Account blockage for all cardholders who restructure debt that is more than 30 days in default. Only after having demonstrated favorable payment behavior does the company evaluate potentially opening the account so the cardholder may continue making purchases and reducing the credit limit, as appropriate.

Most renegotiation and refinancing are done for cardholders that are more than 30 days in default and require initial payments of an average of 15% of the total debt. The average term is around 23 months and a maximum of 2 restructurings per year is accepted.

c)

Bad debt allowances are determined using a model that brings together banking industry best practices, in line with Basel criteria, in order to estimate the level of allowances necessary to cover the portfolio’s potential risk. This model segments cardholders in different clusters to better estimate losses, classifying renegotiated cardholders, among others, in a special category. The validation and sufficiency of the allowance model is monitored on a monthly basis by the Risk Committee using defined back testing and sufficiency analyses. Beginning in December 31, the Board of Directors of Cencosud Group, through its Corporate Risk Committee, decided to begin establishing anti-cyclical provisions for a total of MCh$ 3,533, which is increasingly being adopted as a best practice by the international and local banking industry. These provisions, which are established in economically favorable periods with low unemployment rates and high growth rates, allow the company to prepare for recessionary economic cycles and their impact on the cardholder portfolio.

d)	The write-off policy establishes that 100% of all accounts with more than 6 invoices past due be written off and that such amounts be fully recognized as a loss in the statement of income. All cardholders that subsequently pay all or part of their written-off debt are recognized as recovered write-offs in the statement of income.

e)	Credit terms (months)

		Range
	Average term	Minimum	Maximum

Purchases	4	1	36
Affiliated businesses	3	1	36
Cash advances	15	3	48
Renegotiated	23	4	24
Refinancing	7	4	12

2.	Definition of portfolio types.

Considers 2 types of policies in restructuring debt in default:

a.	Renegotiation Policy: establishes the conditions for restructuring 100% of the cardholder’s debt in default.

b.	Refinancing Policy: establishes the conditions for restructuring 100% of the cardholder’s invoiced debt.

3.	Portfolio stratification

As of December 31, 2011

Credit card Más Delinquency segments	Non-refinanced customers (number)	Non-refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio

	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,352,303	336,253,200	33,090	13,292,350	349,545,550
01-30 days	113,731	39,014,774	15,729	6,256,413	45,271,187
31-60 days	42,857	11,924,308	9,724	4,057,004	15,981,312
61-90 days	27,446	7,512,616	7,812	3,237,586	10,750,202
91-120 days	21,849	6,026,631	6,839	2,902,233	8,928,864
121-150 days	18,010	5,267,406	6,277	2,529,875	7,797,281
150-180 days	19,263	5,779,322	6,312	2,741,628	8,520,950
>180 days	—	—	—	—	—

Total	1,595,459	411,778,257	85,783	35,017,089	446,795,346

As of December 31, 2010

Credit card Más Delinquency segments	Non-refinanced customers (number)	Non-refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio

	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	1,400,305	306,215,343	40,513	18,906,376	325,121,719
01-30 days	114,735	35,899,480	45,808	9,302,728	45,202,208
31-60 days	38,935	9,245,232	22,000	6,489,100	15,734,332
61-90 days	23,571	5,532,440	15,412	4,481,993	10,014,433
91-120 days	15,913	3,696,365	10,422	3,478,178	7,174,543
121-150 days	12,610	2,993,733	8,202	2,565,400	5,559,133
150-180 days	13,801	3,396,389	6,427	3,183,411	6,579,800
>180 days	—	—	—	—	—

Total	1,619,870	366,978,982	148,784	48,407,186	415,386,168

As of December 31, 2011

	ThCh$

Total allowance on non-refinanced portfolio	24,820,732	As of December 2011
Total allowance on refinanced portfolio	7,260,220	As of December 2011
Total write-offs for the period	56,328,892	Write-offs between Jan and Dec 2011
Total recovered for the period	19,994,373	Write-offs recovered between Jan and Dec 2011

	N°

Number of cards issued (not additional cards)	2,658,970	Stock as of December 2011
Number of cards with outstanding balances	1,681,242	Stock as of December 2011
Average number of refinancings	9,202	Average number of accounts refinanced monthly between Jan and Dec 2011
Total refinanced receivables	35,017,089	Stock of refinanced portfolio as of December 2011
% refinanced / non-refinanced portfolio	5.38%	Number of refinanced customers/non-refinanced customers

As of December 31, 2010

	ThCh$

Total allowance on non-refinanced portfolio	20,680,798	As of December 2010
Total allowance on refinanced portfolio	10,995,161	As of December 2010
Total write-offs for the period	62,015,542	Write-offs between Jan and Dec 2010
Total recovered for the period	18,352,066	Write-offs recovered between Jan and Dec 2010

	N°

Number of cards issued (not additional cards)	2,821,885	Stock as of December 2010
Number of cards with outstanding balances	1,775,896	Stock as of December 2010
Average number of refinancings	13,950	Average number of accounts refinanced monthly between Jan and Dec 2010
Total refinanced receivables	48,407,186	Stock of refinanced portfolio as of December 2010
% refinanced / non-refinanced portfolio	9.63%	Number of refinanced customers/non-refinanced customers

As of December 31, 2011

Credit card Johnson’s Delinquency segments	Non-refinanced customers (number)	Non-refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio

	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	158,011	17,385,817	12,949	4,667,013	22,052,830
01-30 days	22,477	2,782,536	3,920	1,607,317	4,389,853
31-60 days	7,571	872,481	2,537	1,160,912	2,033,393
61-90 days	5,701	699,894	2,410	1,084,937	1,784,831
91-120 days	4,324	525,535	1,938	899,201	1,424,736
121-150 days	3,333	411,101	1,991	1,328,605	1,739,706
150-180 days	2,643	347,757	879	588,189	935,946
>180 days	744	26,440	39	12,134	38,574

Total	204,804	23,051,561	26,663	11,348,308	34,399,869

As of December 31, 2011

	ThCh$

Total allowance on non—refinanced portfolio	3,073,182	Stock as of December 2011
Total allowance on refinanced portfolio	8,467,997	Stock as of December 2011
Total write—offs for the period	8,016,980	Write—offs between January and December 2011
Total recovered for the period	4,072,279	Write—offs recovered between January and December 2011
Number of cards issued (not additional cards)	959,820	Stock as of December 2011
Number of cards with outstanding balances	231,467	Stock as of December 2011
Average number of refinancinds	3,003	Average number of accounts refinanced monthly between January and December 2011
Total refinanced receivables (ThCh$)	11,348,308	Stock of refinanced portfolio as of December 2011
% refinanced / non—refinanced portfolio customers	13.02%	Number of refinanced customers / non—refinanced

4.	Portfolio allowance factors

As of December 31, 2011

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses

Payments up to date	2.0	5.6
01-30	6.7	12.5
31-60	21.9	21.3
61-90	36.5	29.3
91-120	50.9	39.3
121-150	63.8	52.4
151-180	64.3	52.9
>180 days	—	—

Total	6.0	20.7

As of December 31, 2010

Credit card Más Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses

Payments up to date	2.3	6.2
01-30	7.9	16.0
31-60	24.8	27.0
61-90	38.4	34.7
91-120	54.4	46.9
121-150	68.2	58.9
151-180	6,940.0	59.3
>180 days	—	—

Total	5.6	22.7

As of December 31, 2011

Credit card Johnson’s delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses

Payments up to date	7.2	65.5
01-30	11.7	71.7
31-60	34.3	77.7
61-90	42.6	74.3
91-120	59.3	78.8
121-150	68.8	96.1
151-180	83.4	94.8
>180 days	71.4	57.8

Total	13.3	74.6

5.	Risk indices. (% provision/portfolio)

As of December 31, 2011

Credit card Más
risk ratios (allowance / portfolio)%

Non-refinanced portfolio	6.0	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Rrefinanced portfolio	20.7	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	7.2	Stock of total allowances / Stock of total portfolio
Write off ratio	8.9

The penalty rate corresponds to the annual penalties, net of recoveries / average stock of deposits from the period January to December 2011.

As of December 31, 2010

Credit card Más
risk ratios (allowance / portfolio)%

Non-refinanced portfolio	5.6	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Rrefinanced portfolio	22.7	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	7.6	Stock of total allowances / Stock of total portfolio
Write off ratio	11.9

(1)	The rate of punishment corresponds to annualized net of recoveries punishment measured on average stock of deposits from the period.

As of December 31, 2011

Credit card Johnson´s
risk ratios (allowance / portfolio)%

Non-refinanced portfolio	13.3	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Rrefinanced portfolio	74.6	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	33.6	Stock of total allowances / Stock of total portfolio
Write off ratio(1)	9.4

ARGENTINA

1.	Credit policies.

a)	Customers are selected using policies with parameters based on the credit assessment system. The approval decision and the credit limit are based on a combination of statistical models, payment history in the financial system and an estimate of the applicant’s income level. The minimum payment is 25% of the invoiced amount. Affiliate businesses and financial products are complementary to offering the card itself and represent a very small percentage of total sales.

b)	Collections policy: during the first 90 days of delay, the company aims to ensure that the cardholder pays its debt in default and recovers access to credit. Refinancing requires an initial payment of at least 50% of the unpaid minimum payment and are limited to a maximum of once every six months. For cardholders more than 90 days in default, the card is blocked indefinitely and a new payment plan is established based on their willingness and capacity to pay.

c)	Allowances: allowances are calculated each month by applying statistical methodology that combines portfolio behavior over the last 12 months. The portfolio is also segmented into clusters based on the likelihood of non-payment calculated when the account is opened and also the cardholder’s seniority. The company verifies that the calculated allowances charge the expected losses in the current period and also that they exceed the requirements of the local regulator (BCRA). Conservative allowances are added based on new factors that may not be taken into consideration by the statistical methodology.

d)	Write-off policy: The local regulator requires allowances for 100% of delinquent debt once it is 360 days past due. However, Cencosud applies the conservative criteria of establishing allowances for 100% of accounts that are 180 days past due. Currently, because of a limitation with the card processing system in Argentina, accounts are not written-off in accounting at 360 days. However, the 100% allowance is maintained.

Average Terms for Credit Cards and Refinancing (months)

Range of terms	Portfolio

%
Payment upon invoicing	36
Installments 0-3 M	31
Installments 3-6 M	13
Installments 6-12 M	14
Installments +12 M	6
Average term for portfolio	2.6

Range of terms for refinanced collections	Portfolio

%
Installments 0-3 M	5
Installments 3-6 M	17
Installments 6-12 M	39
Installments +12 M	39
Average term for refinanced collections in months	9.3

2.	Definition of portfolio types.

Cencosud Argentina segments its portfolio into three main groups based on risk of non-payment. This segmentation is determined when customers are approved for credit and is used primarily to properly allocate credit limits. Each month, the company monitors the mixture of characteristics of new cards issued versus the portfolio, and any important deviations are used to modify customer selection methods.

As of December 31, 2011

Delinquency segments	Non-refinanced customers (number)	Non-refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio

	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	523,837	104,378,683	1,525	428,935	104,807,618
01-30 days	59,557	11,067,314	424	122,981	11,190,295
31-60 days	18,604	3,121,896	349	116,617	3,238,513
61-90 days	7,518	1,239,831	239	92,949	1,332,780
91-120 days	2,640	693,181	111	48,092	741,273
121-150 days	1,867	582,326	58	23,165	605,491
150-180 days	1,582	440,593	13	4,601	445,194
>180 days	16,000	3,420,264	—	—	3,420,264

Total	631,605	124,944,088	2,719	837,340	125,781,428

As of December 31, 2010

Delinquency segments	Non-refinanced customers (number)	Non-refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio

	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	388,419	72,120,240	1,804	531,096	72,651,336
01-30 days	35,226	5,130,726	395	116,280	5,247,006
31-60 days	6,071	631,565	190	55,833	687,398
61-90 days	4,137	450,539	56	16,538	467,077
91-120 days	1,927	257,808	107	31,480	289,288
121-150 days	990	174,239	82	24,032	198,271
150-180 days	919	157,797	13	4,081	161,878
>180 days	16,618	3,060,652	—	—	3,060,652

Total	454,307	81,983,566	2,647	779,340	82,762,906

As of December 31, 2011

	M$

Total allowance on non-refinanced portfolio	9,104,607	Stock as of December 2011
Total allowance on refinanced portfolio	438,215	Stock as of December 2011
Total write-offs for the period	1,511,673	Write-offs between Jan and Dec 2011
Total recovered for the period	—	Write-offs recovered between Jan and Dec 2011

	N°

Number of cards issued (not additional cards)	922,659	Stock as of December 2011
Number of cards with outstanding balances	634,624	Stock as of December 2011
Average number of refinancings	507	Average number of accounts refinanced monthly between Jan and Dec 2011
Total refinanced receivables	837,340	Stock of refinanced portfolio as of December 2011
% refinanced / non-refinanced portfolio	0.43%	Number of refinanced customers/non-refinanced customers

As of December 31, 2010

	ThCh$

Total allowance on non-refinanced portfolio	5,811,538	Stock as of December 2010
Total allowance on refinanced portfolio	329,218	Stock as of December 2010
Total write-offs for the period	—
Total recovered for the period	—

	N°

Number of cards issued (not additional cards)	723,062	Stock as of December 2010
Number of cards with outstanding balances	456,954	Stock as of December 2010
Average number of refinancings	297	Average number of accounts refinanced monthly between Jan and Dec 2010
Total refinanced receivables	779,340	Stock of refinanced portfolio as of December 2010
% refinanced / non-refinanced portfolio	0.58%	Number of refinanced customers/non-refinanced customers

3.	Portfolio allowance factors.

As of December 31, 2011

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses

Payments up to date	2.0	33.6
01-30	5.9	33.6
31-60	29.3	72.0
61-90	58.9	100.0
91-120	71.4	100.0
121-150	72.4	100.0
151-180	95.1	100.0
>180 days	100.0	100.0

Total	7.3	52.3

As of December 31, 2010

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses

Payments up to date	3.1	33.6
01-30	1.0	33.6
31-60	5.4	72.0
61-90	5.2	72.0
91-120	67.0	100.0
121-150	68.0	100.0
151-180	61.3	100.0
>180 days	100.0	100.0

Total	7.1	42.2

4.	Risk indices (% provision/portfolio).

As of December 31, 2011

Risk ratios (allowance / portfolio)%

Non-refinanced portfolio	7.3	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	52.3	Stock of allowances on refinanced portfolio /Stock of refinanced portfolio
Total portfolio	7.6	Stock of total allowances /Stock of total portfolio

As of December 31, 2010

Risk ratios (allowance / portfolio)%

Non-refinanced portfolio	7.1	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	42.2	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	7.4	Stock of total allowances /Stock of total portfolio

PERU

1.	Credit policies.

Financial retail operations in Peru began July 21, 2010 with a pilot program in one store and later in October 2010 was rolled out in all formats of Metro Supermarkets. Prospective credit card holders are selected based on the cardholders’ purchasing behavior in the Bonus customer loyalty program, combined with an analysis of behavior profiles by credit rating agencies available in the country.

Since operations began, they were structured as defined by the Group, following the requirements defined by Peruvian banking regulations (despite not being enforceable at that time). Currently, Cencosud is in the final stages of being authorized by the Superintendency of Banks and Insurance (SBS) to establish itself as a bank.

Adhering to banking regulations involves diverse elements, including observing mandatory definitions for refinancing, as well as classifying debtors based on days in default which, in turn, translates into establishing allowances over the principal of the loans.

In addition, the standards require pro-cyclical provisions to be established that are linked to the economic cycle and that in practice translate into 1.5% additional allowances over current non-delinquent balances.

The average term of the portfolio in Peru is 2.7 months for the non-refinanced portfolio and 12 months for the refinanced portfolio.

2.	Definition of portfolio types.

The portfolio is divided into two groups:

•	Non-refinanced portfolio.

•

Refinanced portfolio, which includes cardholders that are at least one day delinquent. They must make a minimum payment and the debtor classification (and therefore the allowance) must be maintained or increased based on the regulations mentioned above.

3.	Portfolio stratification

As of December 31, 2011

Delinquency segments	Non-refinanced customers (number)	Non-refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio

	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	146,551	13,973,994	2,362	458,448	14,432,442
01-30 days	8,011	712,122	536	122,693	834,815
31-60 days	3,344	331,848	285	76,816	408,664
61-90 days	2,582	303,612	270	63,005	366,617
91-120 days	2,725	389,966	268	70,107	460,073
121-150 days	2,527	425,038	247	72,283	497,321
150-180 days	2,628	474,704	253	69,919	544,623
>180 days	6,442	1,871,649	61	23,054	1,894,703

Total	174,810	18,482,933	4,282	956,325	19,439,258

As of December 31, 2010

Delinquency segments	Non-refinanced customers (number)	Non-refinanced portfolio	Refinanced customers (number)	Refinanced portfolio	Total gross portfolio

	N°	ThCh$	N°	ThCh$	ThCh$
Payments up to date	119,861	3,344,215	—	—	3,344,215
01-30 days	8,241	666,006	—	—	666,006
31-60 days	178	15,392	—	—	15,392
61-90 days	86	10,420	—	—	10,420
91-120 days	9	1,122	—	—	1,122
121-150 days	—	—	—	—	—
150-180 days	—	—	—	—	—
>180 days	—	—	—	—	—

Total	128,375	4,037,155	—	—	4,037,155

As of December 31, 2011

	ThCh$

Total allowance on non-refinanced portfolio	1,557,519	Stock as of December 2011
Total allowance on refinanced portfolio	584,069	Stock as of December 2011
Total write-offs for the period	200,114	Write-offs between Jan and Dec 2011
Total recovered for the period	—	Write-offs recovered between Jan and Dec 2011

	N°

Number of cards issued (not additional cards)	310,214	Stock as of December 2011
Number of cards with outstanding balances	179,092	Stock as of December 2011
Average number of refinancings	517	Average number of accounts refinanced monthly between Jan and Dec 2011
Total refinanced receivables	956,325	Stock of refinanced portfolio as of December 2011
% refinanced / non-refinanced portfolio	5.20%	Number of refinanced customers/non- refinanced customers

As of December 31, 2010

ThCh$

Total allowance on non-refinanced portfolio	114,901	Stock as of December 2010
Total allowance on refinanced portfolio	—
Total write-offs for the period	—
Total recovered for the period	—

	N°

Number of cards issued (not additional cards)	128,375	Stock as of December 2010
Number of cards with outstanding balances	62,791	Stock as of December 2010
Average number of refinancings	—
Total refinanced receivables	—
% refinanced / non-refinanced portfolio	—

4.	Portfolio allowance factors.

As of December 31, 2011

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses

Payments up to date	2.4	42.1
01-30	4.1	68.8
31-60	19.0	66.5
61-90	41.5	71.2
91-120	35.8	73.1
121-150	48.1	69.5
151-180	44.7	66.9
>180 days	41.2	n.a

Total	9.3	55.4

As of December 31, 2010

Delinquency segments	Non-refinanced portfolio as % of average losses	Refinanced portfolio as % of average losses

Payments up to date	2.7	n.a
01-30	2.8	n.a
31-60	18.3	n.a
61-90	44.3	n.a
91-120	39.0	n.a
121-150	n.a	n.a
151-180	n.a	n.a
>180 days	n.a	n.a

Total	2.8	n.a

5.	Risk ratios (% provision/portfolio)

As of December 31, 2011

Risk ratios (allowance / portfolio)%

Non-refinanced portfolio	9.3	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	55.4	Stock of allowances on refinanced portfolio / Stock of refinanced portfolio
Total portfolio	10.8	Stock of total allowances / Stock of total portfolio

Note:

(1)	Allowances and allowance ratios do not include millons ThCh$ 203 in anti-cyclical provisions that are included based on international and domestic banking industry best practices and in line with the Basel standards in order to be prepared for future changes in macroeconomic conditions.

As of December 31, 2010

Risk ratios (allowance / portfolio)%

Non-refinanced portfolio	2.8	Stock of allowances on non-refinanced portfolio /Stock of non-refinanced portfolio
Refinanced portfolio	n.a
Total portfolio	2.8	Stock of total allowances / Stock of total portfolio

9. Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations.

It is noteworthy that the related party transactions are in accordance with IAS 24.

The Company has a policy to disclose all transactions performed with related parties during the period.

9.1 Trade receivables from related entities

The composition of the item as of December 31, 2011 and December 31, 2010 is as follows:

		Receivables from related entities				Balance as of
ID (Unique Tax Number)	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2011	12/31/2010	12/31/2011	12/31/2010

						ThCh$	ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Pesos	82,334	—	—	—

Total						82,334	—	—	—

9.2 Trade payables to related entities

The composition of the item as of December 31, 2011 and December 31, 2010 is as follows:

		Receivables from related entities				Balance as of
ID (unique tax number)	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						12/31/2011	12/31/2010	12/31/2011	12/31/2010

						ThCh$	ThCh$	ThCh$	ThCh$
—	Loyalti del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	1,447,631	970,145	—	—

Total						1,447,631	970,145	—	—

9.3 Transactions with related parties and impact on income

The operations and its impact on income are presented for the years ended December 31, 2011 and December 31, 2010, as follows:

Transactions
ID (unique tax number	Company	Nature of relationship	Transaction description	Currency	Country	12/31/2011	Impact to income (charge /credit)	12/31/2010	Impact to income (charge /credit)

						ThCh$	ThCh$	ThCh$	ThCh$
3.294.888-k	Horst Paulmann Kemna	Chairman	Dividends paid	Chilean pesos	Chile	1,940,998	—	1,363,517	—
3.294.888-k	Horst Paulmann Kemna	Chairman	Remuneration	Chilean pesos	Chile	23,805	(23,805)	23,677	(23,677)
3.294.888-k	Horst Paulmann Kemna	Chairman	Director fees	Chilean pesos	Chile	87,730	(87,730)	85,994	(85,994)
4.580.001-6	Helga Koepfer Schoebitz	Shareholder	Dividends paid	Chilean pesos	Chile	111,034	—	78,141	—
77.913.630-2	ALPA Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	10,422	—	7,681	—
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	8,219,782	—	6,096,631	—
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	20,162,283	—	14,187,999	—
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	19,090,266	—	13,410,579	—
2.677.838-7	Sven Von Appen Behrmann	Director	Director fees	Chilean pesos	Chile	43,936	(43,936)	31,879	(31,879)
4.773.765-6	Cristian Eyzaguirre Johnston	Director	Director fees	Chilean pesos	Chile	57,483	(57,483)	53,813	(53,813)
4.818.243-7	Bruno Philippi Irarrazabal	Director	Director fees	Argentine pesos	Argentina	21,774	(21,774)	35,354	(35,354)
5.315.956-7	Roberto Oscar Philipps	Director	Director fees	Chilean pesos	Chile	50,739	(50,739)	44,299	(44,299)
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Director fees	Chilean pesos	Chile	—	—	77,777	(77,777)
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	468,012	—	338,563	—
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Remuneration	Chilean pesos	Chile	14,195	(14,195)	13,832	(13,832)
8.953.509-3	Peter Paulmann Koepfer	Director	Director fees	Chilean pesos	Chile	43,854	(43,854)	42,426	(42,426)
8.953.509-3	Peter Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	471,436	—	342,671	—
8.953.510-7	Heike Paulmann Koepfer	Director	Director fees	Chilean pesos	Chile	58,193	(58,193)	50,654	(50,654)
8.953.510-7	Heike Paulmann Koepfer	Director	Remuneration	Chilean pesos	Chile	12,579	(12,579)	12,359	(12,359)
8953510-7	Heike Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	466,020	—	338,866	—
0-E	Erasmo Wong Lu	Director	Director fees	Peruvian New Sol	Perú	44,673	(44,673)	84,013	(84,013)
0-E	Plaza Lima Norte	Company director relationship	Leases paid	Peruvian New Sol	Perú	442,622	(442,622)	563,062	(563,062)
0-E	Plaza Lima Norte	Company director relationship	Common expenses
			paid	Peruvian New Sol	Perú	118,868	(118,868)	283,972	(283,972)
3.413.232-1	David Gallagher Patrickson	Director	Director fees	Chilean pesos	Chile	43,973	(43,973)	—	—
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	2,715,482	(2,715,482)	2,265,488	(2,265,488)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Common Expenses
			Paid	Chilean pesos	Chile	1,991,044	(1,991,044)	1,954,185	(1,954,185)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Dividends collected	Chilean pesos	Chile	933,538	—	1,067,044	—
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	10,840	10,840	4,096	4,096
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	492,435	(492,435)	638,535	(638,535)
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	2,119,269	(2,119,269)	1,883,144	(1,883,144)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	260,658	260,658	159,940	159,940
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	260,509	258,779	289,147	289,147
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Common expenses
			collected	Chilean pesos	Chile	100,766	100,766	105,795	105,795

Transactions
ID (unique tax number	Company	Name of relationship	Transaction description	Currency	Country	12/31/2011	Impact to Income (charge /credit)	12/31/2010	Impact to income (charge /credit)

						ThCh$	ThCh$	ThCh$	ThCh$
76.596.490-3	Automotora Globus Atv Chile Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	154,341	154,341	—	—
76.596.490-3	Automotora Globus Atv Chile Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile	30,694	30,694	—	—
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	519,871	(482,907)	386,968	(386,968)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	73,927	73,927	70,171	70,171
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses
			collected	Chilean pesos	Chile	32,325	32,325	28,738	28,738
79.595.200-4	Adelco Santiago Ltda.	Company, director relationship	Merchandise buying	Chilean pesos	Chile	886	(886)	666,554	(666,554)
79.538.490-1	Adelco Valparaíso Ltda.	Company, director relationship	Sale of goods	Chilean pesos	Chile	—	—	950	950
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	750,357	(750,357)	335,523	(335,523)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	425,638	(425,638)	493,575	(493,575)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	33,635	(33,635)	22,976	(22,976)
77.978.800-8	Neuralis Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	36,288	(36,288)	27,726	(27,726)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	104,797	(104,797)	6,199	(6,199)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	9,674	9,674	2,403	2,403
90.299.000-3	Cía. Nacional de Telefonos,
	Telefonica del Sur S.A.	Common director	Leases collected	Chilean pesos	Chile	416	416	6,886	6,886
91.656.000-1	Industrias Forestales S.A.	Common director	Sale of goods	Chilean pesos	Chile	1,801	1,801	1,788	1,788
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	691,408	(691,408)	200,047	(200,047)
79.675.370-5	Asset-Chile S.A.	Company, director relationship	Sale of goods	Chilean pesos	Chile	3,500	3,500	—	—
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	27,525	(27,525)	—	—
77.783.200-K	Asesorías e Inversiones Vesta Ltda.	Company, director relationship	Services provided	Chilean pesos	Chile	39,766	(39,766)	—	—
88,417,000-1	Sky Airline S.A.	Company, director relationship	Fee charged	Chilean pesos	Chile	69,935	—	40,078	40,078
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	12,213	12,213	11,757	11,757
88.417.000-1	Sky Airline S.A.	Company, director relationship	Common expenses collected	Chilean pesos	Chile	4,719	4,719	3,792	3,792
88.417.000-1	Sky Airline S.A.	Company, director relationship	Purchase airline tickets	Chilean pesos	Chile	416,091	—	289,923	—

9.4 Board of Directors and key management of the Company

The Board of Directors as of December 31, 2011 is comprised of the following people:

Board of directors	Role	Profession

Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Sven Von Appen Behrmann	Director	Businessman
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura	Director	Engineer

Key management of the Company as of December 31, 2011 is composed of the following people:

Senior management	Position	Profession

Daniel Rodríguez	Corporate General Manager	Forest Engineer
Carlos Mechetti	Corporate Manager of Legal Matters	Attorney at law
Bronislao Jandzio	Corporate Audit Manager	Business Administrator
Pablo Castillo	Manager of Supermarkets Division	Commercial Engineer
Carlos Wulf	Manager of Homecenter Division	Naval Engineer
Renato Fernández	Manager of Corporate Affairs	Journalist
Jaime Soler	Manager of Department Stores Division	Commercial Engineer
Renzo Paonessa	Manager of Real Estate Division	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Manager of Financial Retail Division	Commercial Engineer
Pietro Illuminati	Manager of Procurement	Industrial Engineer
Mauricio Soto	Corporate Digital Clients and Business Manager	Commercial Engineer
Rodrigo Hetz	Corporate Human Resources Management	Industrial Engineer

9.5 Board of Directors compensation

According to what is established in Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 29, 2011, set the following amounts for the 2011 period:

•	Fees paid for attending Board sessions

A payment of UF 167 each month for those holding the position of Director of the Board and twice this amount for the President and Vice-president of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee

A payment to each Director of UF 55 for each session they attend.

The details of the amount paid to Directors for the years ended December 31, 2011, 2010 and 2009, are as follows:

			For the year ended December 31,
Name	Role		2011	2010	2009

			ThCh$	ThCh$	ThCh$
Horst Paulmann Kemna	Chairman		87,730	85,994	—
Manfred Paulmann Koepfer	Vicechairman	(*)	—	77,777	73,631
Heike Paulmann Koepfer	Director		58,193	50,654	45,649
Peter Paulmann Koepfer	Director		43,854	42,426	45,649
Bruno Philippi Irarrázaval	Director	(*)	21,774	35,354	38,579
Roberto Oscar Philipps	Director		50,739	44,299	47,552
Cristián Eyzaguirre Johnston	Director		57,483	53,813	44,593
Sven von Appen Behmann	Director		43,936	31,879	42,086
Erasmo Wong Lu Vega	Director		44,673	84,013	—
David Gallagher Patrickson	Director		43,973	—	—

Total			452,355	506,209	337,739

(*)	On December 30, 2010 and August 2011, the Company communicated a material event, reporting that Vice-Chairman and Director Manfred Paulmann Koepfer and Director Bruno Philippi Irarrázaval, respectively, submitted their resignation. On each occasion, the Company also informed that in accordance with article 32 of the Corporations Law No. 18,046, renewal of the entire Board of Directors will be voted on at the next ordinary general shareholders’ meeting to be held by the Company.

9.6 Compensation paid to senior management

	For the year ended December 31,
Key management compensation	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Salary and other short term employee benefits	4,533,000	6,150,366	4,873,100
Shares—based payments	412,530	453,375	—

Total	4,945,530	6,603,741	4,873,100

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’ results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

10. Inventory

The composition of this item as of December 31, 2011 and 2010 is as follows:

Inventory	As of December 31,
category	2011	2010

	ThCh$	ThCh$
Raw material	3,399,366	2,294,788
Goods	819,944,380	609,255,332
Finished Goods	305,559	148,716
Provisions	(54,176,854)	(44,581,363)

Total	769,472,451	567,117,473

The composition of inventories by business as of December 31, 2011 and 2010 is as follows:

	As of December 31, 2011
Inventory category	Department store	Supermarkets	Home improvement	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	706,255	2,693,111	—	3,399,366
Goods	132,257,450	442,339,991	191,170,085	765,767,526
Finished Goods	—	305,559	—	305,559

Total	132,963,705	445,338,661	191,170,085	769,472,451

	As of December 31, 2010
Inventory category	Department store	Supermarkets	Home improvement	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	—	2,294,788	—	2,294,788
Goods	91,289,801	319,947,004	153,437,164	564,673,969
Finished Goods	—	148,716	—	148,716

Total	91,289,801	322,390,508	153,437,164	567,117,473

The Company periodically appraises its inventory at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turn over, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories carried at December 31, 2011 and December 31, 2010 to its fair value less selling costs, provides for:

Types of inventory	Inventories at net realizable as of December 31,
	2011	2010

	ThCh$	ThCh$
Inventory	30,835,953	23,942,264

Total	30,835,953	23,942,264

Other information relevant to inventory:

For the periods between
	01/01/2011	01/01/2010	01/01/2009
Additional information inventory	12/31/2011	12/31/2010	12/31/2009

	ThCh$	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	5,242,789,902	4,358,061,295	3,895,127,465

Provision movements:

	Balance as of December 31,
Provisions	2011	2010

	ThCh$	ThCh$
Beginning Balance	44,581,363	32,744,330
Amount of sales of inventory	6,146,959	12,088,470
Amount of reversals of inventory reductions	(147,875)	(251,437)
Acquisitions through Business combinations	3,596,407	—

Total	54,176,854	44,581,363

The circumstances or events that led to the reversal of any write-down of inventories at December 31, 2011 and 2010, relate mainly to liquidations and auctions to recover more value from the estimated net realizable value for inventories.

The Company has not given stock as guarantee at the end of the period.

11. Investments in affiliates recorded following the equity method

11.1. Breakdown of investments in affiliates

The composition of the item as of December 31, 2011 and 2010, as well as other related information is as follows:

Investments in affiliates	Country of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of December 31, 2010	Interest in gain (loss)	Translation difference	Other increase (decrease)	Balance as of December 31, 2011

			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Perú	Peruvian Nuevo Sol	42.50	42.50	977,607	120,280	(162,410)	—	935,477
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	69,255	(76,990)	414	4,450	(2,871)
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	33,301,709	5,735,270	—	(1,139,145)	37,897,834

Total					34,348,571	5,778,560	(161,996)	(1,134,695)	38,830,440

The composition of the item as of December 31, 2010 and January 1, 2010, as well as other related information is as follows:

Investments in affiliates	Country of origin	Functional currency	Ownership percentage	Voting power percentage	Balance as of January 1, 2010	Interest in gain (loss)	Translation difference	Other increase (decrease)	Balance as of December 31, 2010

			%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	Perú	Peruvian Nuevo Sol	42.50	42.50	834,327	201,711	(58,431)	—	977,607
Carnes Huinca S.A.	Argentina	Argentine Pesos	50.00	50.00	233,128	(149,867)	(13,920)	(86)	69,255
Inmobiliaria Mall Viña del Mar S.A.	Chile	Chilean Pesos	33.33	33.33	26,998,206	7,462,155	—	(1,158,652)	33,301,709

Total					28,065,661	7,513,999	(72,351)	(1,158,738)	34,348,571

The investments recorded in the Statement of Income is ThCh$ 4,573,948, for the year ended December 31, 2009.

11.2 Relevant summarized information with regards to associates

The information regarding investments in associates as of December 31, 2011 is as follows:

	At December 31, 2011

Investments in affiliates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)

	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.50	4,620,075	192,299	681,724	1,929,528	5,559,731	5,276,719	283,012
Carnes Huinca S.A.	50.00	268,177	347,064	171,908	472,489	1,136,462	1,281,542	(145,080)
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,355,450	168,055,721	14,647,110	45,059,189	18,916,588	1,709,056	17,207,532

Total		10,243,702	168,595,084	15,500,742	47,461,206	25,612,781	8,267,317	17,345,464

The information regarding investments in associates as of December 31, 2010 is as follows:

	At December 31, 2010

Investments in affiliates	Interest	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary income	Ordinary expense	Net gain (loss)

	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Loyalti del Perú S.A.C.	42.50	4,195,011	134,189	1,032,530	996,418	5,352,847	4,878,234	474,613
Carnes Huinca S.A.	50.00	133,840	342,217	360,961	—	1,270,090	1,571,180	(301,090)
Inmobiliaria Mall Viña del Mar S.A.	33.33	5,808,706	160,104,886	14,109,606	51,888,868	15,263,875	(7,124,828)	22,388,703

Total		10,137,557	160,581,292	15,503,097	52,885,286	21,886,812	(675,414)	22,562,226

12 Intangible assets

12.1 Intangibles assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of December 31, 2011 and 2010 is as follows:

Intangibles assets other than goodwill net	As of December 31,
	2011	2010

	ThCh$	ThCh$
Finite life intangible assets, net	51,540,679	34,589,243
Indefinite life intangible assets, net	450,106,253	411,972,146

Intangible assets, net	501,646,932	446,561,389

Patents, Trade Marks and Other Rights, Net	450,106,253	411,972,146
Software (IT)	24,008,338	23,981,589
Other Identifiable Intangible Assets, net	27,532,341	10,607,654

Identifiable Intangible Assets, Net	501,646,932	446,561,389

Intangibles assets other than goodwill gross	As of December 31,
	2011	2010

	ThCh$	ThCh$
Finite life intangible assets, Gross	100,213,390	71,912,399
Indefinite life intangible assets, Gross	450,106,253	411,972,146

Intangible Assets, Gross	550,319,643	483,884,545

Patents, Trade Marks and Other Rights, Gross	450,106,253	411,972,146
Software (IT)	63,901,802	58,194,589
Other Identifiable Intangible Assets, Gross	36,311,588	13,717,810

Identifiable Intangible Assets, Gross	550,319,643	483,884,545

Accumulated amortization and value impairment	As of December 31,
	2011	2010

	ThCh$	ThCh$
Finite life intangible assets	(48,672,711)	(37,323,156)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(48,672,711)	(37,323,156)

Software (IT)	(39,893,464)	(34,213,000)
Other Identifiable Intangible Assets	(8,779,247)	(3,110,156)

Accumulated amortization and value impairment	(48,672,711)	(37,323,156)

Other identifiable intangible assets mainly correspond to customer’s data base.

Regardings the treatment of intangibles with an indefinite life, the recoverable amount is estimated annually at each closing.

The holding company performs an annual recoverability analysis, according to the criteria described under “impairment value of assets.”

The detail of the useful lives applied to intangible assets as of December 31, 2011 and 2010 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life

Software products development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The roll-forward of intangible assets as of and for the year ended December 31, 2011 is the following:

Intangible movements	Patents, trade marks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net

	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2011	411,972,146	23,981,589	10,607,654	446,561,389
Additions	—	4,727,407	428,383	5,155,790
Acquisitions through business combination	24,542,584	100,033	22,679,391	47,322,008
Amortization	—	(5,680,536)	(5,669,091)	(11,349,627)
Increase (decrease) in foreign exchange	13,591,523	433,351	(67,502)	13,957,372
Other increases (decreases)	—	446,494	(446,494)	—

Balance at December 31, 2011	450,106,253	24,008,338	27,532,341	501,646,932

The roll-forward of intangible assets as of for the year ended December 31, 2010 is the following:

Intangible movements	Patents, trade marks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net

	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2010	416,519,764	25,747,751	4,937,737	447,205,252
Additions	—	4,835,269	6,412,888	11,248,157
Acquisitions through business combination	—	2,254,183	—	2,254,183
Amortization	—	(8,500,178)	(671,598)	(9,171,776)
Increase (decrease) in foreign exchange	(4,547,618)	(355,436)	(71,373)	(4,974,427)

Balance at December 31, 2010	411,972,146	23,981,589	10,607,654	446,561,389

The details of the amounts of identifiable intangible assets that are individually significant as of December 31, 2011 is as follows:

Individually significant identifiable Intangible assets	Book value	Remaining amortization period	Country of origin	Segment

	ThCh$
Paris Brand	326,363,010	Indefinite	Chile	Department stores
Wong Brand	31,177,350	Indefinite	Peru	Supermarkets
Metro Brand	68,023,309	Indefinite	Peru	Supermarkets
Bretas Brand	23,326,525	Indefinite	Brazil	Supermarkets
Perini Brand	1,044,475	Indefinite	Brazil	Supermarkets
Pierre Cardin License	171,584	Defined	Chile	Department stores

Total	450,106,253

The factors for considering the brands with indefinite useful lives over time are the following:

•

Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•

Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•

Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•

Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

The charge to income for amortization of intangibles for the periods ended December 31, 2011, 2010 and 2009, are detailed below:

Item line in statement of income which includes amortization of identifiable Intangible assets	As of December 31,
	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Administrative expenses	11,349,627	9,171,776	8,489,384

Total	11,349,627	9,171,776	8,489,384

As of December 31, 2011, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of December 30, 2011, there are no commitments to acquire intangible assets.

No relevant intangible assets that have been fully depreciated are in use as of December 31, 2011.

12.2 Goodwill

The detail of goodwill as of December 31, 2011 and 2010 is as follows:

ID (Unique tax number)	Company	December 31, 2010	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2011

		ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	249,512	—	6,271	255,783
—	Blaisten S.A.	5,227,328	—	131,370	5,358,698
—	E Wong S.A.	2,478,066	—	393,424	2,871,490
—	Metro Inmobiliaria S.A.	1,357,444	—	215,511	1,572,955
—	Mercantil Pizarro	2,649,633	—	420,662	3,070,295
—	Supermercados El Centro	3,399,433	—	539,703	3,939,136
—	Inmobiliaria Los Alamos S.A.C.	195,242	—	30,997	226,239
—	GSW S.A.	210,721,791	—	33,454,717	244,176,508
—	Gbarbosa Holding LLC	188,136,161	—	(2,059,861)	186,076,300
—	Mercantil Rodríguez Comercial Ltda.	9,475,993	—	(103,751)	9,372,242
—	Super Família Comercial de Alimentos Ltda.	15,114,917	(2,863,821)	(90,679)	12,160,417
—	Perini Comercial de Alimentos Ltda.	9,660,490	(2,503,792)	(105,770)	7,050,928
—	Irmaos Bretas Filhos e Cia. Ltda.	329,707,742	(37,272,936)	(1,635,573)	290,799,233
76.193.360-4	Umbrale S.A.	1,442,588	—	—	1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	3,598,780	—	—	3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	5,900,758	—	—	5,900,758
78.509.620-7	Preaservice Ltda.	809,682	—	—	809,682
79.829.500-4	Comercializadora Foster Ltda.	4,536,210	—	—	4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	120,650,073	—	—	120,650,073
83.336.200-3	Montrone Pla S.A.	33,253,496	—	—	33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	45,250,207	—	—	45,250,207
84.671.700-5	Santa Isabel S.A.	18,179,034	—	—	18,179,034
96.671.750-5	Easy S.A.	224,445	—	—	224,445
96.805.390-6	Proterra S.A.	1,003,013	—	—	1,003,013

Total		1,013,222,038	(42,640,549)	31,197,021	1,001,778,510

Goodwill is allocated to each store or group of stores, as appropriate, in each country and business segment (cash generating units). The following table details goodwill by business segment and country as of December 31, 2011 and 2010:

	As of December 31,
Goodwill per segment and country	2011	2010

	ThCh$	ThCh$
Real Estate & Shopping—Argentina	255,783	249,512
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brasil	505,459,120	552,095,303
Supermarkets—Perú	255,856,623	220,801,609
Home Improvement—Argentina	5,358,698	5,227,328
Home Improvement—Chile	1,227,458	1,227,458
Department stores—Chile	126,628,871	126,628,871

Total	1,001,778,510	1,013,222,038

The basis of the amount recoverable from the cash generating units is the value in use, which is determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of market capital in line with the business of each country.

The financial projections for determining the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each cash generating unit and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate between 0% and 3%, and nil after the fifth year of the projection; and the degree of maturity of each of the investments is taken into account. The most sensitive variables in these projections are the discount rates applied in the determination of the net present value of the projected cash flows, operating costs, store occupation factors and the market prices of the goods and services traded.

A differentiated discount rate is used for each country in which it the Company operates, depending on the related risk. For purposes of the impairment test, sensitivity tests are carried out for the discount rates applied in the financial projections, in a variation range of 5% to 10%. These calculations show that if the fluctuations considered occurred, potential impairments would not be produced.

Acquisition of Super Familia Comercial de Alimentos Ltda.

On March 5, 2010 the agreement between Unai Food Trade Ltd., Andre Luis Augusto Pires, Bruno Augusto Pires and Leonardo Augusto Pires was signed, to purchase 100% of the shares of Super Familia Comercial de Alimentos Ltda. in the city of Fortaleza, Ceara State, Brazil. The price of the shares amounted to US$ 33,120,000.

All the expenses related to this transaction have been recorded in the statement of comprehensive income of the Company.

The company’s balance sheet as of the date of purchase provided:

Super Familia

Expressed in thousands of Chilean pesos

Assets	Recognized at fair value when acquired	Book value as of June 30, 2010

	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	682,718	682,718
Trade debtors and other accounts receivables, net	1,426,901	1,426,901
Inventory	3,645,570	3,645,570

Total current assets	5,755,189	5,755,189

Non-current Assets
Intangible assets, net other than goodwill	4,100,623	1,063,262
Property, plant and equipment, net	1,772,947	1,772,947
Deferred taxes	25,391	25,391

Total current assets	5,898,961	2,861,600

Total assets	11,654,150	8,616,789

Net equity and liabilities	Recognized at fair value when acquired	Book value as of June 30, 2010

	ThCh$	ThCh$
Current liabilities
Trade creditors and Other accounts payable	6,119,981	6,119,981
Other non-financial liabilities	452,663	452,663

Total current liabilities	6,572,644	6,572,644

Non-current liabilities
Other non-financial liabilities	225,686	225,686

Total non-current liabilities	225,686	225,686

Total liabilities	6,798,330	6,798,330

Net equity
Issued capital		2,102,028
Retained earnings (accumulated losses)		(283,569)

Net equity attributable to equity instrument holders:
Net of controlling entity		1,818,459

Non-controlling interest		—

Total net equity		1,818,459

Total net equity and liabilities		8,616,789

	ThCh$
Net assets	(4,855,820)
Price paid	17,395,556
Goodwill	12,539,736
Difference cumulative currency translation	(379,319)
Goodwill at December 31, 2011	12,160,417

Intangible assets book value other than goodwill	Remaining December 31, 2011	amortization period

	ThCh$	(years)
Customer data base information	3,037,361	3
Total intangible assets	3,037,361

Acquisition of Perini Comercial de Alimentos Ltda.

On April 28, 2010, the agreement between Carbal Faro & Co. for the purchase of all stock of inventories and 100% of the shares of the company Perini Comercial de Alimentos Ltda. was signed in the city of Salvador, Bahia, Brazil. The price of the shares amounted to US$ 27,700,000.

All the expenses related to this transaction have been recorded in the statement of comprehensive income of the Company.

The company’s balance sheet as of the date of purchase provided:

Perini Comercial de Alimentos Ltda.

Expressed in thousand of Chilean pesos

Assets	Recognized at fair value when acquired	Book value as of July 5, 2010

	ThCh$	ThCh$

Current Assets
Trade debtors and other accounts receivables, net	172,646	172,646
Other current assets	35,990	35,990

Total current assets	208,636	208,636

Non current Assets
Intangible assets, net other than goodwill	2,681,432	—
Property, plant and equipment, net	5,064,508	5,064,508

Total non-current assets	7,745,940	5,064,508

Total assets	7,954,576	5,273,144

Net equity and liabilities	Recognized at fair value when acquired	Book value as of July 5, 2010

	ThCh$	ThCh$

Current liabilities
Trade creditors and Other accounts payable	607,257	607,257

Total current liabilities	607,257	607,257

Net equity
Issued capital		2,988,937
Retained earnings (accumulated losses)		1,676,950

Net equity attributable to equity instrument holders:
Net of controlling entity		4,665,887
Non-controlling interest		—

Total net equity		4,665,887

Total net equity and liabilities		5,273,144

	ThCh$
Net assets	(7,347,319)
Price paid	14,898,500
Goodwill	7,551,181
Difference cumulative currency translation	(500,253)
Goodwill at December 31, 2011	7,050,928

Intangible assets other than goodwill	Book value December 31, 2011	Remaining amortization period

	ThCh$	(years)
Perini Brand	1,044,475	Indefinite
Customer data base information	1,054,213	7
Other	582,744	15

Total intangible assets	2,681,432

Acquisition of Sociedad Irmaos Bretas, Filhos e Cia. Ltda.

On October 29, 2010, the Company Comercial Ltda GBarbosa acquired 100% of the shares of Irmaos Bretas, Filhos e Cia. Ltda., by acquiring its holding Fag Partipacoes Ltd.

Bretas is the fifth largest supermarket chain in Brazil and its acquisition is strategically important for Cencosud in its expansion plans in Brazil.

Bretas operates 63 stores and 10 service stations primarily in the states of Minas Gerais and Goias, with a historical leading position in almost all cities where it operates.

The acquisition included a payment of ThCh$ 238,171,328 (R$ 819,695,484 reales) and a commitment to pay ThCh$ 98,458,500 (R$ 350 million), ThCh$ 28,131,000 (R$ 100) as of December 31, 2011 and ThCh$ 70,327,500 (R$ 250 million) as of December 31, 2014 (inflation adjusted using the IPCA index plus annual interest of 2%).

The same day an agreement was signed for an expansion plan for vendors over the next three years, with plans to open 30 stores in this period at a total cost of Ch$ 650 million, also adjustable by inflation. The company also signed a lease for 40 shops (in operation) and a distribution center owned by related parties that are Bretas vendors, with a term of 20 years that is renewable for another 20 years.

Expected future income from Bretas’ operations is the main reason for recognizing goodwill. Such income does not consider potential commercial synergies and profits that are already known, but not estimated, for example, from introducing new products, remodeling financial transactions from credit cards and Bretas potential gains from trading with their suppliers. In summary, the assessment is conservative in ignoring the positive effects mentioned above.

Based on an assessment by the company’s legal counsel and tax advisors, it is estimated that there will be payments for contingencies (civil, labor, social security and tax) recognized as a complement to the probable contingencies in the financial statements of Bretas. Additionally, and considering that there is a full warranty (unlimited) in compensation for such commitments, the company also recorded contingent assets as of December 31, 2011.

The purchase agreement signed between Bretas GBarbosa and sellers, has the following means of compensation for damages: a) withholding of part(s) to pay for the acquisition of shares in the company, b) withholding of real estate leases and c) a commitment to provide collateral (mortgages) of leased properties.

All the expenses related to this transaction have been recorded in the Statement of comprehensive income of the Company.

Irmaos Bretas, Filhos e Cía. Ltda.

Expressed in thousands of Chilean pesos

Assets	Recognized at fair value when acquired	Book value as of July 5, 2010

	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	4,163,791	4,163,791
Other financial assets, current	1,036,565	1,036,565
Trade debtors and other accounts receivable	39,853,237	39,853,237
Inventories	33,890,050	33,890,050
Current tax assets	1,227,071	1,227,071

Total current assets	80,170,714	80,170,714

Non-current Assets
Trade debtors and other accounts receivable, non-current	2,227,113	2,227,113
Intangible assets, net other than goodwill	30,645,087	—
Property, plant and equipment, net	38,541,388	31,994,755

Total non-current assets	71,413,588	34,221,868

Total assets	151,584,302	114,392,582

Net equity and liabilities	Recognized at fair value when acquired	Book value as of October 29, 2010

	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	30,351,376	30,351,376
Trade creditors and Other accounts payable	91,037,726	91,037,726

Total current liabilities	121,389,102	121,389,102
Non-current liabilities
Other financial liabilities, non-current	15,127,176	15,127,176
Non-current liabilities	7,149,779	7,149,779
Other long-term provisions	15,534,503	15,534,503
Deferred tax liability	12,645,185	—

Total non-current liabilities	50,456,643	37,811,458
Total liabilities	171,845,745	159,200,560

Net equity
Issued capital		1,644,991
Retained earnings (accumulated losses)		(46,452,969)

Net equity attributable to equity instrument holders:
Net of controlling entity		(44,807,978)

Total net equity		(44,807,978)

Total net equity and liabilities		114,392,582

	ThCh$
Net liabilities	(20,261,443)
Price paid	288,919,427
Goodwill	309,180,870
Difference cumulative currency translation	(18,381,637)
Goodwill at December 31, 2011	290,799,233

Intangible Assets other than goodwill	Book value December 31, 2011	Remaining amortization period

	ThCh$	(years)
Bretas Brand	23,326,525	Indefinite
Customer data base information	7,318,562	5

Total intangible assets	30,645,087

Acquisition of Sociedad Retail S.A. (Johnson´s Group)

On December 20, 2011, Cencosud S.A., through the subsidiary in Chile Cencosud Tiendas S.A. acquired 85.58% of Johnson´s.

Johnson´s operates 39 department stores and 13 stores under the FES brand, with 117,569 square meters of selling space.

The acquisition included a payment by Cencosud of ThCh$ 32,606,000.

As of December 31, 2012, the Company must determine the fair value measurement of assets and liabilities for commercial Retail S.A. (holding of Johnson´s group).

All the expenses related to this transaction have been recorded in the statement of comprenhensive income of the Company.

Prior to the acquistion, Retail S.A., had significant indebtedness with a liquidity defficiency which affected the determination of its purchase price; as a result, the Company recorded a negative goodwill amounting ThCh$ 13,533,934 that is presented in the line item Other gains (losses).

Retail S.A.

Expressed in thousands of Chilean pesos

Assets	Recognized at fair value when acquired	Book value as of December 20, 2011

	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	14,831,074	14,831,074
Other financial assets, current	790,995	790,995
Trade debtors and other accounts receivables	25,671,000	25,671,000
Inventories	19,313,441	19,313,441
Current tax assets	610	610

Total current assets	60,607,120	60,607,120

Non current Assets
Trade debtors and other accounts receivable, non-current	7,672,388	7,672,388
Intangible assets other than goodwill	460,218	460,218
Property, plant and equipment	56,697,426	56,697,426
Deferred income tax liabilities	18,546,106	18,546,106

Total non-current assets	83,376,138	83,376,138

Total assets	143,983,258	143,983,258

Net equity and liabilities	Recognized at fair value when acquired	Book value as of December 20, 2011

	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	6,175,012	6,175,012
Trade creditors and Other accounts payable	60,632,553	60,632,553
Intercompany accounts receivable, current	2,439,604	2,439,604
Other short-term provisions	962,480	962,480
Tax liabilities, current	22,680	22,680
Employee benefit provisions, current	1,008,751	1,008,751
Other non-financial liabilities, current	41,007	41,007

Total current liabilities	71,282,087	71,282,087

Non-current liabilities
Other financial liabilities, non-current	16,622,221	16,622,221
Non-current liabilities	274,862	274,862
Other long-term provisions	3,869,491	3,869,491
Deferred income tax liabilities	300,640	300,640

Total non-current liabilities	21,067,214	21,067,214

Total liabilities	92,349,301	92,349,301

Net Equity
Paid in capital		82,335,911
Retained earnings (accumulated losses)		(33,470,026)
Other reserves		2,768,072

Net equity attributable to equity instrument holders:
Net of controlling entity		51,633,957

Total Net Equity and Liabilities		143,983,258

Net Assets	(51,633,957)
Price paid	38,100,023
Negative Goodwill at December 31, 2011	(13,533,934)

13. Property, plant and equipment

13.1 The composition of this item as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011	2010

	ThCh$	ThCh$
Construction in progress	351,068,952	109,230,322
Land	591,652,467	541,185,553
Buildings	612,325,234	551,290,735
Plant and equipment	216,283,866	198,160,309
Information technology equipment	23,528,389	21,225,303
Fixed installations and accessories	257,756,622	202,328,521
Motor vehicles	1,080,179	1,416,837
Leasehold improvements	162,228,390	76,067,717
Other property plant and equipment	44,365,091	25,584,230

Totals	2,260,289,190	1,726,489,527

	As of December 31,
Property, plant and equipment categories, gross	2011	2010

	ThCh$	ThCh$
Construction in progress	351,068,952	109,230,322
Land	591,652,467	541,185,553
Buildings	777,068,292	696,814,678
Plant and equipment	473,082,611	411,334,362
Information technology equipment	109,494,959	96,911,443
Fixed installations and accessories	453,792,301	366,459,629
Motor vehicles	4,424,610	4,586,966
Leasehold improvements	199,958,964	97,872,785
Other property plant and equipment	49,729,059	29,625,544

Totals	3,010,272,215	2,354,021,282

Accumulated depreciation and impairment of property, plant and equipment	As of December 31,
	2011	2010

	ThCh$	ThCh$
Buildings	(164,743,058)	(145,523,943)
Plant and equipment	(256,798,745)	(213,174,053)
Information technology equipment	(85,966,570)	(75,686,140)
Fixed installations and accessories	(196,035,679)	(164,131,108)
Motor vehicles	(3,344,431)	(3,170,129)
Leasehold improvements	(37,730,574)	(21,805,068)
Other property plant and equipment	(5,363,968)	(4,041,314)

Totals	(749,983,025)	(627,531,755)

13.2 The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life

Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

13.3 Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class between January 1, 2011 and December 31, 2011:

Movement year 2011	Construction In progress	Land	Building, net	Plant and equipment, net	Information technology equipment, net	Fixed installations and accessories, net	Engine vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Openning balance January 1, 2011	109,230,322	541,185,553	551,290,735	198,160,309	21,225,303	202,328,521	1,416,837	76,067,717	25,584,230	1,726,489,527
Charge
Additions	203,740,631	35,065,311	11,592,567	54,216,429	5,898,221	69,682,626	14,370	33,565,115	15,204,514	428,979,784
Acquistions through business combination	848,800	2,410,347	8,036,626	1,175,207	3,149,298	9,599,287	3,723	36,094,484	7,997,005	69,314,777
Disposals	—	(29,921)	—	—	—	—	(79,736)	—	—	(109,657)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	73,360,573	5,732,183	18,092,851	4,491,327	508,644	11,725,930	58,277	(745,289)	—	113,224,496
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(2,661,970)	(3,524,411)	(435,916)	(1,125,497)	(560,995)	(2,929,462)	—	(147,025)	(5,027)	(11,390,303)
Depreciation expenses			(16,890,987)	(37,550,128)	(9,122,907)	(37,189,378)	(387,518)	(6,533,051)	(1,150,711)	(108,824,680)
Increases (decreases) by revaluation and impairment losses (reversals recognized in equity
Increase (decrease) on revaluation Recognized in equity		—	—	—	—	—	—	—	—	—
Impairment loss recognized in equity		—	—	—	—	—	—	—	—	—
Reversals of impairment recognized in the Equity component		—	—	—	—	—	—	—	—	—
Subtotal recognized in equity net		—	—	—	—	—	—	—	—	—
Increase (decrease) on revaluation recognized in the statements of income		—	—	—	—	—	—	—	—	—
Impairment loss recognized in the Statements of income	—	—	—	—	—	—	—	—	—	—
Reversals of impairment recognized in the Statements of income	—	—	—	—	—	—	—	—	—	—
Increase (decrease) in foreign exchange	(11,603,669)	10,610,295	40,488,814	11,587,582	720,411	(9,566,297)	54,226	3,484,683	(2,935,838)	42,840,207
Transfer from construction in progress	(21,845,735)	203,110	150,544	(14,671,363)	1,710,414	14,105,395	—	20,441,756	(329,082)	(234,961)

Total changes	241,838,630	50,466,914	61,034,499	18,123,557	2,303,086	55,428,101	(336,658)	86,160,673	18,780,861	533,799,663

Final balance as of December 31, 2011	351,068,952	591,652,467	612,325,234	216,283,866	23,528,389	257,756,622	1,080,179	162,228,390	44,365,091	2,260,289,190

The following chart shows a detailed roll-forward of changes in property, plant and equipment; by class January 1, 2010 and December 31, 2010

Movement year 2010	Construction In progress	Land	Building, net	Plant and equipment, net	Information technology equipment, net	Fixed installations and accessories, net	Engine vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Openning balance January 1, 2010	157,724,304	595,411,760	567,675,995	165,576,928	15,308,837	218,473,596	1,379,904	58,756,240	25,809,676	1,806,117,240
Charge
Additions	109,540,126	27,397,209	26,382,418	33,745,192	5,615,681	23,537,321	314,232	4,599,034	7,090,796	238,222,009
Acquistions through business combination	6,381,757	—	1,213,663	25,573,637	2,295,837	2,085,221	319,624	2,023,174	—	39,892,913
Disposals	—	(54,017)	172,754	(287,368)	—	—	(63,221)	—	—	(231,852)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	(136,816,822)	(51,272,957)	(2,597,901)	10,559,976	6,210,366	(3,777,603)	—	19,267,468	(4,119,842)	(162,547,315)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(23,319,176)	(813,001)	(440,461)	(132,106)	(37,852)	(48,186)	(10,511)	(3,031,925)	(754,808)	(28,588,026)
Depreciation expenses			(15,282,676)	(30,844,092)	(8,041,613)	(33,101,027)	(506,918)	(4,354,161)	(1,007,761)	(93,138,248)
Increases (decreases) by revaluation and impairment losses (reversals recognized in equity
Increase (decrease) on revaluation recognized in equity		—	—	—	—	—	—	—	—	—
Impairment loss recognized in equity		—	—	—	—	—	—	—	—	—
Reversals of impairment recognized in the equity component		—	—	—	—	—	—	—	—	—
Subtotal recognized in equity net		—	—	—	—	—	—	—	—	—
Increase (decrease) on revaluation recognized in the statements of income		—	—	—	—	—	—	—	—	—
Impairment loss recognized in the statements of income	—	—	—	—	—	—	—	—	—	—
Reversals of impairment recognized in the statements of income	—	—	—	—	—	—	—	—	—	—
Increase (decrease) in foreign exchange	(4,279,867)	(29,483,441)	(25,833,057)	(6,031,858)	(125,953)	(4,840,801)	(16,273)	(1,192,113)	(1,433,831)	(73,237,194)
Other increases (decreases)	—	—	—	—	—	—	—	—	—	—

Total changes	(48,493,982)	(54,226,207)	(16,385,260)	32,583,381	5,916,466	(16,145,075)	36,933	17,311,477	(225,446)	(79,627,713)

Final balance as of December 31, 2010	109,230,322	541,185,553	551,290,735	198,160,309	21,225,303	202,328,521	1,416,837	76,067,717	25,584,230	1,726,489,527

13.4 The Company traditionally has maintained a policy of carrying out all necessary work with regards to opportunities and changes experienced by the national and regional markets where the Company operates, in order to capture the best opportunities and to achieve the best results for each of its Business Units.

The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of specific assets.

Since January 1, 2009, on all property plant and equipment are valued at acquisition cost. See Note 2.7.

13.5 Costs arising from interest expense:

	As of December 31,
Detail	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Balance of costs of capitalized interest in Property, Plant and Equipment	21,589,141	9,887,611	13,616,635
Capitalization rate of capitalized interests in Property, Plant and Equipment	4.5%	4.4%	5.2%

13.6 Assets subject to finance lease

At the closing of these financial statements there are no properties related to financial leases.

13.7 Assets granted

As of December 31, 2011 and 2010, properties, plant and equipment have been granted as security for the total amount of ThCh$ 4,194,354 and ThCh$ 56,549,679, respectively, whose details are shown in Note 30.2 Guarantees Granted. Nevertheless, there are no restrictions on ownership of assets.

13.8 Commitments to acquire assets

As of December 31, 2011, there are no commitments to acquire property, plant and equipment.

13.9 Assets out of service

As of December 31, 2011 and 2010, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

13.10 Assets fully depreciated

In view of the nature of the retail business, the Company has no relevant assets that are fully depreciated and that are in use as of December 31, 2011 and 2010. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others.

14. Investment properties

14.1 The roll-forward of investment properties at December 31, 2011 and 2010 is the following:

	As of December 31,
Roll-forward of investment properties, net, fair value method	2011	2010

	ThCh$	ThCh$
Roll-forward of investment properties, net, cost model, initial value	1,187,154,458	909,109,931
Increase due to reappraisal with impact to income	72,797,791	37,573,302
Additions, Investment Properties, Fair Value Method	149,857,170	105,550,261
Transfer to (from) inventory, investment properties, fair value method	—	162,547,315
Transfer to (from) owner-occupied property, investment property, cost model	(113,224,496)	—
Retirement, investment properties, Fair Value Method	(4,563,481)	(963,272)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	18,121,633	(26,663,079)

Changes in Investment Properties, Fair Value Method, Total	122,988,617	278,044,527

Investment Properties, Fair Value Method, Final Balance	1,310,143,075	1,187,154,458

14.2 Income and expense from investment properties

	As of December 31,
Roll-forward of investment properties, net fair value method	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Revenue from Investment Property Leases	129,727,271	116,224,693	108,167,924
Direct Expense of Operation of Investment Properties which generate lease revenue	41,503,632	38,438,080	43,991,928
Direct Expense of Operation of Investment Properties which do not generate lease revenue	89,903	17,896	253,216

14.3 As of December 31, 2011, investment properties are not encumbered. As of December 31, 2010, investment property collateral (mortgage) in the amount of ThCh$ 71,391,240 has been granted, which is described in detail in Note 30.2 Guarantees Granted.

As of December 31, 2011, there are no commitments to acquire investment properties.

There are no restrictions on ownership of assets.

15. Deferred income taxes and current tax

The source of the deferred income taxes recorded as of December 31, 2011 and 2010 is the following:

15.1 Deferred income tax assets

Deferred income tax assets	As of December 31,
	2011	2010

	ThCh$	ThCh$
Fixed assets	6,789,931	6,491,606
Accumulations or accruals	267,806	693,043
Inventory	6,259,301	6,282,084
Bad-debt reserve	18,570,658	18,424,648
Accruals and provisions	36,341,888	28,433,955
Vacation / annual leave	1,427,975	2,381,353
Tax carry forward losses	73,999,575	47,877,992
Start-up costs	10,495,031	12,350,446

Total	154,152,165	122,935,127

The recovery of the deferred tax asset balances requires that the business achieves a sufficient level of taxable income in the future. The Company estimates that the estimated projected future income will cover the recovery of the assets.

15.2 Deferred income tax liabilities

Deferred income tax liabilities	As of December 31,
	2011	2010

	ThCh$	ThCh$
Fixed assets	287,409,424	229,181,201
Intangibles	18,214,752	24,614,458
Accumulations or accruals	4,405,237	6,045,423
Foreign currency translation	2,922,089	420,266

Total	312,951,502	260,261,348

The analysis of deferred tax assets and deferred tax liabilities is as follows:

Deferred income tax assets	12/31/2011	12/31/2010

	ThCh$	ThCh$
Deferred tax assets to be recovered after more than 12 months	152,018,946	119,297,232
Deferred tax assets to be recovered within 12 months	2,133,219	3,637,895

Deferred tax assets	154,152,165	122,935,127

Deferred income tax liabilities	12/31/2011	12/31/2010

	ThCh$	ThCh$
Deferred tax liabilities to be recovered after more than 12 months	(306,461,346)	(254,551,540)
Deferred tax liabilities to be recovered within 12 months	(6,490,156)	(5,709,808)

Deferred tax liabilities	(312,951,502)	(260,261,348)

Deferred tax liability (net)	(158,799,337)	(137,326,221)

The gross movement on the deferred income tax account is as follows:

	12/31/2011	12/31/2010

	ThCh$	ThCh$
As of 1 January	(137,326,220)	(145,409,783)
Debit to the statement of income	(23,326,341)	6,798,526
Tax debited (credited) directly to equity	1,853,224	1,285,036

At 31 December	(158,799,337)	(137,326,221)

15.3 The deferred income tax roll-forward is as follows:

Roll-forward in deferred tax assets	12/31/2011	12/31/2010

	ThCh$	ThCh$
Deferred income tax assets Initial balance	122,935,127	100,003,814
Increase (decrease) in deferred income tax liabilities	30,566,324	18,952,879
Increase (decrease) for change in income tax rate	(716,620)	3,368,183
Increase (decrease) in foreign exchange rate	1,367,334	610,251

Deferred income tax assets, final balance	154,152,165	122,935,127

Movements in deferred income tax liabilities	12/31/2011	12/31/2010

	ThCh$	ThCh$
Deferred income tax liabilities, Initial balance	(260,261,348)	(245,418,805)
Increase (decrease) in deferred income tax liabilities	(56,593,010)	2,567,580
Increase (decrease) in income tax rate	(3,677)	(466,885)
Increase (decrease) in foreign exchange rate	3,906,533	(16,943,238)

Deferred income tax liabilities, final balance	(312,951,502)	(260,261,348)

The changes in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Fixed assets	Intangibles	Capitalized expenses	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2010	(217,881,543)	(23,100,208)	(3,583,099)	(681,532)	(245,246,382)
Charged (credit to the Statement of income	(11,007,658)	(1,916,127)	(2,352,447)	261,266	(15,014,966)
Charged directly to equity	—	—	—	—	—

At December 31, 2010	(228,889,201)	(25,016,335)	(5,935,546)	(420,266)	(260,261,348)

Charged (credit) to the statement of income	(45,043,608)	(6,875,446)	1,730,722	(2,501,822)	(52,690,154)

At December 31, 2011	(273,932,809)	(31,891,781)	(4,204,824)	(2,922,088)	(312,951,502)

Deferred tax assets	Tax losses carryforward	Bad debt provision	Provisions	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2010	37,950,923	12,693,271	13,926,227	35,266,177	99,836,598
Charged (credit) to the Statement of Income	9,927,069	3,934,377	16,429,519	(8,477,473)	21,813,492
Charged directly to equity	—	—	—	1,285,037	1,285,037

At December 31, 2010	47,877,992	16,627,648	30,355,746	28,073,741	122,935,127

Charged (credit) to the Statement of Income	26,121,583	536,010	11,573,929	(8,867,708)	29,363,814
Charged directly to equity	—	—	—	1,853,224	1,853,224

At December 31, 2011	73,999,575	17,163,658	41,929,675	21,059,257	154,152,165

15.4 Compensation of deferred income tax assets and liabilities

The deferred income tax assets and liabilities are compensated when there is a legally executable right to compensate the current tax assets with the current tax liabilities and when the deferred income tax asset and liability are related to the income tax that is levied by the same tax authority to the same tax subject or to different tax subjects where there is the intention of liquidating the balances over a net basis. The compensated amounts are detailed below:

Concept	Gross assets/ liabilities	Compensated values	Compensated values

	ThCh$	ThCh$	ThCh$
Deferred income tax assets	122,935,127	566,323	123,501,450
Deferred income tax liabilities	(260,261,348)	(566,323)	(260,827,671)

Final balance at December 31, 2010	(137,326,221)	—	(137,326,221)

Deferred income tax assets	154,152,165	11,120	154,163,285
Deferred income tax liabilities	(312,951,502)	(11,120)	(312,962,622)

Final balance at December 31, 2011	(158,799,337)	—	(158,799,337)

15.5 Current tax assets and current income tax liabilities

The composition of this item as of December 31, 2011 and 2010 is the following:

Current tax assets	12/31/2011	12/31/2010

	ThCh$	ThCh$
Current tax assets, total	26,356,271	23,711,095
Compensated values	(19,393,902)	(17,064,582)

Current tax assets	6,962,369	6,646,513

Current income tax liabilities	12/31/2011	12/31/2010

	ThCh$	ThCh$
Current income tax liabilities, total	59,884,221	39,567,026
Compensated values	(19,393,902)	(17,064,582)

Current income tax liabilities	40,490,319	22,502,444

15.6 Income tax recorded in equity

The taxes recorded in equity accounts are detailed in the Statements of Comprehensive Income.

16. Other financial liabilities, current and non current

The composition of this item as of December 31, 2011 and 2010 is the following:

16.1 Types of interest bearing (accruing) loans

	Balance as of 12/31/2011		Balance as of 12/31/2010
Loans	Current	Non-current	Current	Non-current

	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	156,345,921	645,878,724	223,552,471	610,660,492
Bond debt	24,531,922	1,141,130,894	36,244,103	689,607,292
Other loans	4,571,948	16,372,497	1,902,276	13,282,814
Time deposits	142,602,017	—	144,510,462	—
Term savings accounts	1,033,220	—	1,108,208	—
Letters of credit	—	10,849,475	—	10,681,550
Deposits and other demand deposits	2,510,178	—	2,911,418	—
Debt purchase Bretas	—	76,923,594	28,131,000	72,448,654

Totals Loans	331,595,206	1,891,155,184	438,359,938	1,396,680,802

Financial liabilities at fair value through profit or loss	Balance as of 12/31/2011		Balance as of 12/31/2010
	Current	Non-current	Current	Non-current

	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities (Non Hedging derivatives)	5,150,270	—	15,388,154	99,145

Other financial liabilities (Hedging derivatives)	1,121,549	1,592,922	—	—
Other financial liabilities Option	240,955,817	—	—	—

Totals Financial Liabilities	247,227,636	1,592,922	15,388,154	99,145
Totals	578,822,842	1,892,748,106	453,748,092	1,396,779,947

Bank loans correspond to loans taken out with banks and financial institutions.

Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.

Other financial liabilities includes derivative contracts (cross currency swaps) and the fair value of options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS”.

Description of transaction and recognition in accounting.

In March 2011, UBS A.G. London Branch (hereinafter “UBS”) acquired shares in our subsidiary Jumbo Retail Argentina S.A. (hereinafter “JRA”) from certain entities and investment funds, making them the new minority shareholders (“non-controlling interest” or “NCI”).

As a result of this transaction, in addition to all political and economic rights as a shareholder, UBS also has certain additional rights and safeguards consisting of: i) rights to information and review, ii) the possibility of vetoing a director, iii) restrictions on certain purchase or sale transactions involving relevant assets and indebtedness, iv) a commitment to not make changes to the by-laws or operations that infringe upon its status as minority shareholder and other rights that strengthen its capacity of significant influence over the political and operational decisions of JRA.

In addition, as of the same date, an options contract was also entered into that grants Cencosud S.A. the right to acquire the shares of JRA in the minority investor’s possession (call options) within a maximum term of 24 months. Likewise, UBS has the option to sell the shares of JRA to Cencosud S.A. during that same period. The options contracts do not include a premium payable by, or create an obligation for, the parties.

16.2 Bank loans—breakdown of currency and maturity dates

At December 31, 2011							Current			Non current

Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2011	Expiration			Total non current at 12/31/2011

							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years

					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	UF	Semiannual	3.93	3.93	—	179,092	179,092	578,114	1,660,030	2,538,869	4,777,013
	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	1.69	1.69	1,480,759	—	1,480,759	—	—	—	—
	97.004.000-5	BANCO DE CHILE S.A.	Ch$	At maturity	6.88	6.50	1,592,561	—	1,592,561	—	47,379,924	—	47,379,924
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	At maturity	7.58	7.08	659,595	—	659,595	—	32,603,321	—	32,603,321
	97.015.000-5	BANCO SANTANDER CHILE S.A.	UF	Semiannual	6.21	6.21	—	22,225	22,225	40,558	145,989	223,279	409,826
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.80	1.80	7,093	—	7,093	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.49	1.49	11,833,639	—	11,833,639	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.50	1.50	77,544	—	77,544	—	—	—	—
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	At maturity	7.14	6.73	369,193	—	369,193	—	24,858,061	—	24,858,061
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	UF	Semiannual	5.22	5.22	—	8,155	8,155	45,398	110,252	168,620	324,270
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	7.14	6.62	—	395,361	395,361	—	24,805,715	—	24,805,715
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	5.97	6.62	—	395,361	395,361	—	25,000,000	—	25,000,000
	97.080.000-K	BANCO BICE S.A	UF	Semiannual	5.29	5.29	—	112,786	112,786	1,970,453	588,587	895,904	3,454,944
	97.080.000-K	BANCO BICE S.A	Ch$	At maturity	7.12	6.75	384,750	—	384,750	—	18,878,611	—	18,878,611
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	At maturity	6.79	6.37	1,424,403	—	1,424,403	—	34,682,162	34,682,162	69,364,324
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	At maturity	6.00	6.92	1,010,661	—	1,010,661	—	34,423,648	—	34,423,648
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	At maturity	7.57	6.97	30,787	—	30,787	—	78,874,660	—	78,874,660
	97.053.000-2	BANCO SECURITY S.A.	Ch$	Monthly	1.07	1.07	1,771,991	—	1,771,991	—	—	—	—
	97.053.000-2	BANCO SECURITY S.A.	USD	Monthly	1.41	1.41	1,345,018	—	1,345,018	—	—	—	—
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	4.16	3.86	245,106	—	245,106	2,544,973	7,634,920	15,269,841	25,449,734
	O-E	BANCO SCOTIABANK	USD	Semiannual	2.39	2.10	217,603	—	217,603	—	34,240,967	17,117,916	51,358,883
	O-E	BANCO SANTANDER S.A. NY BRANC	USD	Annual	1.68	1.10	9,765,204	—	9,765,204	21,831,130	—	—	21,831,130
	O-E	BANCO BBVA (BANCO AGENTE)	USD	Annual	1.68	1.10	6,009,356	—	6,009,356	13,434,542	—	—	13,434,542
	O-E	BNP PARIBAS	USD	Annual	1.68	1.10	5,633,772	—	5,633,772	12,594,882	—	—	12,594,882
	O-E	THE BANK OF TOKIO - MITSUBISHI UFJ LTD.	USD	Annual	1.68	1.10	3,755,848	—	3,755,848	8,396,588	—	—	8,396,588
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	1.68	1.10	3,755,848	—	3,755,848	8,396,588	—	—	8,396,588
	O-E	SCOTIABANK AND TRUST (CAYMAN) LTD.	USD	Annual	1.68	1.10	3,755,848	—	3,755,848	8,396,588	—	—	8,396,588
	O-E	BANCO ITAU EUROPA S.A.	USD	Annual	1.68	1.10	1,126,755	—	1,126,755	2,518,976	—	—	2,518,976
	O-E	INTESA SANPAOLO S.P.A. NY BRANCH	USD	Annual	1.68	1.10	1,126,755	—	1,126,755	2,518,976	—	—	2,518,976
	O-E	NATIXIS PANAMA BRANCH	USD	Annual	1.68	1.10	1,126,755	—	1,126,755	2,518,976	—	—	2,518,976
Argentina	O-E	BANCO GALICIA	ARS	Monthly	14.25	14.25	547,106	—	547,106	—	—	—	—
	O-E	BBVA BANCO FRANCES	ARS	Monthly	28.00	28.00	8,451,800	—	8,451,800	—	—	—	—
	O-E	BBVA BANCO FRANCES	ARS	Monthly	14.25	14.25	8,451,800	—	8,451,800	—	—	—	—
	O-E	BBVA BANCO FRANCES	ARS	Monthly	15.50	15.50	4,829,600	—	4,829,600	—	—	—	—
	O-E	BBVA BANCO FRANCES	ARS	Monthly	14.60	14.60	8,451,800	—	8,451,800	—	—	—	—
	O-E	ABN AMRO BANK	USD	Monthly	5.77	5.77	—	4,459,540	4,459,540	—	—	—	—
	O-E	BANCO I.F.C.	USD	Monthly	3.10	3.10	9,147,653	10,230,204	19,377,857	31,357,299	3,997,423	—	35,354,722
	O-E	BANCO MACRO	ARS	Monthly	18.75	18.75	4,684,180	—	4,684,180	—	—	—	—
	O-E	BANCO GALICIA	ARS	Monthly	18.75	18.75	496,676	—	496,676	—	—	—	—
	O-E	OTROS BANCOS	$ Argentino	Monthly	14.25	14.25	252	—	252	—	—	—	—
Colombia	O-E	BANCO HELM BANK	$ Colombiano	Monthly	2.01	2.01	844,893	—	844,893	—	—	—	—
Brasil	O-E	BRADESCO	Real	At maturity	13.96	13.96	472,916	1,261,108	1,734,024	—	9,042,475	—	9,042,475
	O-E	BNDES	Real	Monthly	9.03	9.03	2,688,206	8,064,618	10,752,824	11,940,470	—	—	11,940,470
	O-E	BANCO DO NORDESTE	Real	Monthly	8.50	8.50	289,636	868,908	1,158,544	1,255,089	—	—	1,255,089
	O-E	ITAU	Real	Anual	14.79	14.79	1,112,235	3,336,704	4,448,939	—	—	—	—
	O-E	BANCO DO BRASIL	Real	At maturity	13.31	13.31	3,316,507	9,949,520	13,266,027	—	—	—	—
	O-E	BANCO DO NORDESTE - MERCANTIL RODRIGUES	Real	Monthly	7.50	7.50	102,587	307,760	410,347	1,069,835	713,223	713,223	2,496,281
Perú	O-E	CONTINENTAL	USD	Semiannual	5.15	5.15	356,091	23,824	379,915	7,345,756	13,572,216	—	20,917,972
	O-E	CITIBANK N.A.	Soles	Monthly	4.00	4.00	1,828,859	—	1,828,859	—	—	—	—
	O-E	BANCO BILBAO VIZCAYA	USD	Quartery	2.29	2.29	67,532	—	67,532	20,795,103	—	—	20,795,103
	O-E	BANCO BIF	Soles	At maturity	5.00	5.00	1,941,100	—	1,941,100	—	—	—	—
	O-E	BANCO SCOTIABANK	Soles	Semiannual	0.00	0.00	8,412	—	8,412	2,667,579	5,401,057	—	8,068,636
	O-E	BANCO BCI	Soles	Quartery	7.71	7.71	134,070	—	134,070	—	13,437,796	—	13,437,796

		TOTAL					116,730,755	39,615,166	156,345,921	162,217,873	412,051,037	71,609,814	645,878,724

At December 31, 2010							Current			Non current
Segment	ID	Creditor name	Currency	Amortization type	Effective interest rate	Nominal rate	Expiration		Total Current at 12/31/2010	Expiration			Total non current at 12/31/2010

							Up to 90 days	90 days to 1 year		1 to 3 year	3 to 5 years	5 or more years

					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	97.004.000-5	BANCO DE CHILE S.A.	Ch$	Semiannual	5.72%	4.64%	—	2,683,213	2,683,213	5,366,431	5,366,430	—	10,732,861
	97.004.000-5	BANCO DE CHILE S.A.	UF	Quarterly	5.42%	5.42%	47,107	137,079	184,186	274,127	—	—	274,127
	97.004.000-5	BANCO DE CHILE S.A.	USD	Monthly	1.49%	1.49%	1,609,030	—	1,609,030	—	—	—	—
	97.004.000-5	BANCO DE CHILE S.A.	$	At maturity	5.73%	5.44%	—	—	—	—	48,806,474	—	48,806,474
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	Semiannual	5.72%	4.64%	—	1,590,008	1,590,008	3,180,015	3,180,015	—	6,360,030
	97.015.000-5	BANCO SANTANDER CHILE S.A.	Ch$	Annual	4.76%	4.76%	19,897	360,000	379,897	3,600,000	—	—	3,600,000
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.80%	1.80%	903,295	—	903,295	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.46%	1.46%	7,805,987	—	7,805,987	—	—	—	—
	97.015.000-5	BANCO SANTANDER CHILE S.A.	USD	Monthly	1.26%	0.00%	—	1,029,101	1,029,101	—	—	—	—
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	At maturity	5.87%	5.71%	—	313,235	313,235	—	24,820,496	—	24,820,496
	97.006.000-6	BANCO DE CREDITO E INVERSIONES S.A.	Ch$	Semiannual	5.72%	4.64%	—	1,589,897	1,589,897	3,179,794	3,179,794	—	6,359,588
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	5.70%	5.54%	—	327,014	327,014	—	24,774,870	—	24,774,870
	76.645.030-K	BANCO ITAU CHILE S.A.	Ch$	At maturity	5.97%	5.54%	—	337,588	337,588	—	24,762,499	—	24,762,499
	97.080.000-K	BANCO BICE S.A	Ch$	Semiannual	5.72%	4.64%	—	1,267,899	1,267,899	2,535,797	2,535,797	—	5,071,594
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Semiannual	5.72%	4.64%	—	4,143,465	4,143,465	8,286,930	8,286,931	—	16,573,861
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	At maturity	5.42%	5.05%	606,605	—	606,605	—	35,012,411	—	35,012,411
	97.032.000-8	BANCO BILBAO VIZCAYA ARGENTARIA CHILE S.A.	Ch$	Monthly	0.27%	0.27%	16,471,610	—	16,471,610	—	—	—	—
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Semiannual	5.72%	4.64%	—	1,589,897	1,589,897	3,179,794	3,179,794	—	6,359,588
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	Annual	4.76%	4.76%	38,136	690,000	728,136	6,900,000	—	—	6,900,000
	97.030.000-6	BANCO DEL ESTADO DE CHILE S.A.	Ch$	At maturity	5.02%	4.86%	21,467	—	21,467	—	78,688,018	—	78,688,018
	97.023.000-9	BANCO CORP BANCA S.A.	Ch$	Annual	4.02%	3.58%	—	11,088,556	11,088,556	25,873,299	—	—	25,873,299
	97.023.000-9	BANCO CORP BANCA S.A.	Ch$	Semiannual	5.72%	4.64%	—	1,087,231	1,087,231	2,174,462	2,174,462	—	4,348,924
	97.051.000-1	BANCO DEL DESARROLLO S.A.	Ch$	Semiannual	5.72%	4.64%	—	676,519	676,519	1,353,039	1,353,038	—	2,706,077
	97.053.000-2	BANCO SECURITY S.A.	Ch$	Semiannual	5.72%	4.64%	—	676,519	676,519	1,353,039	1,353,038	—	2,706,077
	97.053.000-2	BANCO SECURITY S.A.	Ch$	Monthly	1.33%	0.00%	—	1,673,849	1,673,849	—	—	—	—
	97.053.000-2	BANCO SECURITY S.A.	USD	Monthly	1.14%	1.14%	287,619	—	287,619	—	—	—	—
	97.951.000-4	HSBC BANK CHILE S.A.	Ch$	Semiannual	5.72%	4.64%	—	505,939	505,939	1,011,878	1,011,877	—	2,023,755
	O-E	BANCO SANTANDER S.A. NY BRANC	USD	Annual	1.74%	1.16%	—	9,765,465	9,765,465	28,041,358	—	—	28,041,358
	O-E	BANCO BBVA (BANCO AGENTE)	USD	Annual	1.74%	1.16%	—	6,009,516	6,009,516	17,256,221	—	—	17,256,221
	O-E	BNP PARIBAS	USD	Annual	1.74%	1.16%	—	5,633,922	5,633,922	16,177,707	—	—	16,177,707
	O-E	THE BANK OF TOKIO - MITSUBISHI UFJ LTD.	USD	Annual	1.74%	1.16%	—	3,755,948	3,755,948	10,785,138	—	—	10,785,138
	O-E	BANCO RABOBANK CURACAO N.V.	USD	Annual	1.74%	1.16%	—	3,755,948	3,755,948	10,785,138	—	—	10,785,138
	O-E	SCOTIABANK AND TRUST (CAYMAN) LTD.	USD	Annual	1.74%	1.16%	—	3,755,948	3,755,948	10,785,138	—	—	10,785,138
	O-E	BANCO ITAU EUROPA S.A.	USD	Annual	1.74%	1.16%	—	1,126,784	1,126,784	3,235,542	—	—	3,235,542
	O-E	INTESA SANPAOLO S.P.A. NY BRANCH	USD	Annual	1.74%	1.16%	—	1,126,784	1,126,784	3,235,542	—	—	3,235,542
	O-E	NATIXIS PANAMA BRANCH	USD	Annual	1.74%	1.16%	—	1,126,784	1,126,784	3,235,542	—	—	3,235,542
Argentina	O-E	BANCO PATAGONIA	Arg$	Monthly	10.75%	10.75%	2,076,503	—	2,076,503	—	—	—	—
	O-E	BANCO GALICIA	Arg$	Monthly	12.55%	12.55%	816,602	—	816,602	—	—	—	—
	O-E	BBVA BANCO FRANCES	Arg$	Monthly	12.67%	12.67%	17,687,392	4,739,176	22,426,568	—	—	—	—
	O-E	ABN AMRO BANK	USD	Semiannual	7.95%	7.95%	—	4,027,850	4,027,850	4,008,410	—	—	4,008,410
	O-E	BANCO I.F.C.	USD	Semiannual	4.35%	4.35%	5,248,852	6,015,768	11,264,620	41,833,525	7,147,072	—	48,980,597
	O-E	BANCO GALICIA	Arg$	Monthly	14.50%	14.50%	93,431	—	93,431	—	—	—	—
Colombia	O-E	BANCO BILBAO VIZCAYA ARGENTARIA S.A.	Col$	At maturity	6.36%	6.36%	—	4,836,700	4,836,700	—	—	—	—
	O-E	BANCOLOMBIA	Col$	At maturity	4.85%	4.85%	1,265,156	—	1,265,156	—	—	—	—
	O-E	BANCOLOMBIA	Col$	Semiannual	6.73%	6.73%	—	2,674,404	2,674,404	—	—	—	—
	O-E	BANCOLOMBIA	EUR	At maturity	1.68%	1.68%	33,752	—	33,752	—	—	—	—
	O-E	BANCOLOMBIA	USD	At maturity	2.48%	2.48%	562,416	—	562,416	—	—	—	—
	O-E	BANCO AV VILLAS	Col$	At maturity	6.21%	6.21%	4,535,618	—	4,535,618	—	—	—	—
	O-E	BANCO DAVIVIENDA	Col$	At maturity	6.18%	6.18%	6,408,717	—	6,408,717	—	—	—	—
	O-E	BANCO HELM BANK	Col$	At maturity	4.89%	4.89%	500,475	—	500,475	—	—	—	—
	O-E	BANCO HELM BANK	Col$	Quarterly	6.19%	6.19%	—	2,184,587	2,184,587	—	—	—	—
	O-E	BANCO HELM BANK	Col$	At maturity	1.68%	1.68%	62,792	—	62,792	—	—	—	—
	O-E	BANCO HELM BANK	EUR	At maturity	1.68%	1.68%	58,413	—	58,413	—	—	—	—
	O-E	BANCO HELM BANK	USD	At maturity	2.48%	2.48%	372,233	—	372,233	—	—	—	—
Brasil	O-E	BANESE	Real	Monthly	8.50%	8.50%	16,958	28,263	45,221	—	—	—	—
	O-E	BRADESCO	Real	At maturity	10.63%	10.63%	2,141,614	6,424,843	8,566,457	—	9,142,575	—	9,142,575
	O-E	BANCO LIQUIGAS	Real	Monthly	18.52%	18.52%	100,232	66,821	167,053	—	—	—	—
	O-E	BANCO SANTANDER	Real	Monthly	9.55%	9.55%	72,195	216,584	288,779	472,958	—	—	472,958
	O-E	BNDES	Real	Monthly	11.30%	11.30%	2,133,930	6,401,789	8,535,719	18,121,720	—	—	18,121,720
	O-E	BANCO DO NORDESTE	Real	Monthly	8.30%	8.30%	247,597	742,790	990,387	2,145,837	—	—	2,145,837
	O-E	BANCO ITAU	Real	Annual	12.27%	12.27%	1,183,319	3,549,956	4,733,275	4,219,650	—	—	4,219,650
	O-E	BANCO DO BRASIL	Real	At maturity	11.48%	11.48%	750,218	2,250,655	3,000,873	11,835,462	—	—	11,835,462
	O-E	BANCO DO NORDESTE - MERCANTIL RODRIGUES	Real	Monthly	7.50%	7.50%	89,830	269,490	359,320	1,172,701	845,229	907,862	2,925,792
	O-E	BANCO DO BRASIL S/A.	Real	Monthly	8.79%	8.79%	338,819	844,601	1,183,420	2,573,372	309,039	—	2,882,411
	O-E	BANCO DO BRASIL S/A. CP	Real	At maturity	10.51%	10.51%	3,612,716	7,305,621	10,918,337	—	—	—	—
	O-E	BANCO SAFRA S/A.	Real	Monthly	9.67%	9.67%	222,192	430,276	652,468	732,908	—	—	732,908
	O-E	BNDES	Real	Monthly /Annual	7.79%	7.79%	180,967	1,024,175	1,205,142	3,963,207	1,001,152	—	4,964,359
	O-E	CAIXA ECONOMICA FEDERAL	Real	At maturity	10.64%	10.64%	285,662	13,212,005	13,497,667	—	—	—	—
	O-E	FINANCEIRA ALFA S/A.	Real	Monthly	9.61%	9.61%	106,188	375,070	481,258	943,167	95,646	—	1,038,813
	O-E	SANTANDER	Real	Monthly	10.19%	10.19%	159,151	438,771	597,922	423,614	—	—	423,614
	O-E	ABN AMRO	Real	Monthly	11.50%	11.50%	33,263	33,156	66,419	—	—	—	—
	O-E	BDMG	Real	Monthly	9.00%	9.00%	24,909	71,095	96,004	110,026	—	—	110,026
	O-E	BNB	Real	Monthly	10.50%	10.50%	222,034	610,363	832,397	1,961,380	427,103	—	2,388,483
Perú	O-E	CONTINENTAL	Soles	Monthly	8.90%	8.90%	9,638	13,055	22,693	—	—	—	—
	O-E	CONTINENTAL MP	USD	Semiannual	4.14%	4.14%	419,099	399,906	819,005	399,906	—	—	399,906
	O-E	CONTINENTAL S/.23.04 MM	Soles	Quarterly	6.33%	6.33%	9,243	—	9,243	3,842,842	—	—	3,842,842
	O-E	CONTINENTAL $40 MM	USD	Semiannual	5.15%	5.15%	186,292	—	186,292	2,811,079	8,433,236	7,496,210	18,740,525
	O-E	CITIBANK N.A.	USD	Quarterly	3.03%	3.03%	476,410	1,129,164	1,605,574	468,513	—	—	468,513
	O-E	CITIBANK N.Y.	Soles	At maturity	3.40%	3.40%	15,595	2,501,850	2,517,445	—	—	—	—
	O-E	BANCO BILBAO VIZCAYA	USD	Quarterly	2.28%	2.28%	41,911	—	41,911	11,338,017	7,402,507	—	18,740,524
	O-E	BANCO SCOTIABANK	Soles	Quarterly	7.15%	0.00%	752,283	1,501,110	2,253,393	6,754,995	—	—	6,754,995
	O-E	BANCO SANTANDER	USD	At maturity	3.45%	3.45%	43,099	—	43,099	—	7,027,697	—	7,027,697

		TOTAL					81,408,469	142,144,002	223,552,471	291,939,220	310,317,200	8,404,072	610,660,492

16.3 Bond debt

Long Terms Bonds—Short term portion

Inscription number or ID	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
							Principal installment	Amortization type	12/31/2011	12/31/2010

				%	%				ThCh$	ThCh$
268	BJUMB - A1	600,000	UF	6.0	6.93	9-1-2009	Semiannual	Semiannual	—	—	National
268	BJUMB - A2	3,000,000	UF	6.0	6.93	9-1-2009	Semiannual	Semiannual	—	—	National
268	BJUMB - B1	384,883	UF	6.5	6.90	9-1-2026	Semiannual	Semiannual	444,319	409,222	National
268	BJUMB - B2	1,924,417	UF	6.5	6.90	9-1-2026	Semiannual	Semiannual	2,260,223	2,082,771	National
329	BCENC - B	—		$7.0	7.26	5-15-2011	Semiannual	At maturity	—	22,657,679	National
329	BPARI - D	1,250,000	UF	4.3	5.25	5-1-2009	Semiannual	Semiannual	—	—	National
403	BPARI - E	—	UF	4.5	5.38	2-1-2011	Semiannual	Semiannual	—	1,019,487	National
404	BPARI - F	814,286	UF	5.0	5.33	1-28-2026	Semiannual	Semiannual	—	1,562,539	National
443	BCENC - A	4,000,000	UF	4.3	4.68	3-15-2027	Semiannual	Semiannual	1,168,635	1,121,639	National
443	BCENC - C	4,500,000	UF	4.1	4.55	7-1-2027	Semiannual	Semiannual	—	—	National
443	BCENC - D	1,500,000	UF	4.0	4.32	7-1-2028	Semiannual	Semiannual	—	—	National
443	BCENC - C	4,500,000	UF	4.1	4.55	7-1-2027	Semiannual	Semiannual	—	—	National
443	BCENC - D	1,500,000	UF	4.0	4.32	7-1-2028	Semiannual	Semiannual	—	—	National
530	BCENC - E	2,000,000	UF	3.5	4.14	5-7-2018	Semiannual	At maturity	260,469	244,873	National
530	BCENC - F	4,500,000	UF	4.0	4.31	5-7-2028	Semiannual	At maturity	610,345	575,700	National
551	BCENC - J	3,000,000	UF	5.7	5.70	10-15-2029	Semiannual	Semiannual	792,981	763,108	National
551	BCENC - K	30,000,000		$7.0	7.15	3-1-2014	Semiannual	At maturity	696,556	695,682	National
551	BCENC - L	1,000,000	UF	4.1	3.86	5-28-2015	Semiannual	Semiannual	77,572	72,547	National
551	BCENC - N	4,500,000	UF	4.7	4.95	5-28-2030	Semiannual	Semiannual	431,773	402,538	National
551	BCENC - O	54,000,000		$7.0	7.20	6-1-2031	Semiannual	At maturity	312,188	—	National
BCHIS	11- A	5,705,882	Ch$	7.0	6.64	7-21-2013	Quarterly	Quarterly	5,760,939	—	National
BCHIS	11- B	3,363,638	Ch$	7.7	8.09	7-21-2013	Quarterly	Quarterly	91,815	—	National
N/A	ÚNICA - A	280,000,000	S	7.2	7.49	5-5-2018	Semiannual	At maturity	583,920	521,804	Foreign
N/A	ÚNICA - A	130,000,000	S	7.6	7.76	8-12-2017	Semiannual	At maturity	739,258	638,080	Foreign
S/A	A	30,020,236	USD	5.0	5.00	3-28-2009	Quarterly	Quarterly	—	—	Foreign
S/A	B	17,605,396	S	4.8	4.75	3-28-2009	Quarterly	Quarterly	—	—	Foreign
N/A	ÚNICA - A	750,000,000	USD	5.5	5.80	1-20-2021	Semiannual	At maturity	9,926,466	—	Foreign
N/A	1E SERIE A	—	S	7.5	7.50	5-29-2013	Quarterly	Quarterly	—	923,663	Foreign
N/A	2E SERIE 1	—	S	6.2	6.19	12-14-2013	Quarterly	Quarterly	—	2,230,692	Foreign
N/A	2E SERIE 2	6,745,363	S	6.5	6.50	12-14-2016	Quarterly	Quarterly	374,463	322,079	Foreign
S/A	P7A	50,000,000		$5.0	5.00	8-31-2009	Quarterly	Quarterly	—	—	National

	Total short – term portion								24,531,922	36,244,103

On January 12, 2011 Cencosud S.A. (Chile) issued bonds in the international Market by a total amount of 750 million of US Dollars, under the rule “144-A” (Rule 144-A) and under the “S” Regulation (Regulation S), both under the United States Securities act. (US Securities Act of 1933). According to the law applicable the instruments above mentioned do not need to be filled in the local SVS (Superintendencia de Valores y Seguros de Chile) neither should be registered in the Securities and Exchange Commission of United States of America.

The notes due is on January 20, 2021 with an annual interest rate of 5,5% and it is payable semi- annually . The funds from this transaction were obtained on January 20th 2011.

Inscription number or ID	Series	Current nominal amount placed	Restatement unit of the bond	Interest rate	Effective interest rate	Maturity	Periodicity		Accounting value		Placement in Chile or abroad
							Principal installment	Amortization type	12/31/2011	12/31/2010

				%	%				ThCh$	ThCh$
268	BJUMB - B1	400,000	UF	6.5%	6.90%	01-09-2026	Semiannual	Semiannual	8,191,617	8,139,015	National
268	BJUMB - B2	2,000,000	UF	6.5%	6.90%	01-09-2026	Semiannual	Semiannual	39,644,469	39,329,270	National
329	BCENC - B	22,420,000		$7.0%	7.26%	15-05-2011	Semiannual	At maturity	—	—	National
403	BPARI - E	560,000	UF	4.5%	5.38%	01-02-2011	Semiannual	Semiannual	—	—	National
404	BPARI - F	1,140,000	UF	5.0%	5.33%	28-01-2026	Semiannual	Semiannual	—	16,525,523	National
443	BCENC - A	4,000,000	UF	4.3%	4.68%	15-03-2027	Semiannual	Semiannual	86,172,839	82,712,689	National
443	BCENC - C	4,500,000	UF	4.1%	4.55%	01-07-2027	Semiannual	Semiannual	96,145,235	92,306,228	National
443	BCENC - D	1,500,000	UF	4.0%	4.32%	01-07-2028	Semiannual	Semiannual	32,371,292	31,102,554	National
530	BCENC - E	2,000,000	UF	3.5%	4.14%	07-05-2018	Semiannual	At maturity	43,012,742	41,200,225	National
530	BCENC - F	4,500,000	UF	4.0%	4.31%	07-05-2028	Semiannual	At maturity	96,661,498	92,894,957	National
551	BCENC - J	3,000,000	UF	5.7%	5.70%	15-10-2029	Semiannual	Semiannual	66,843,172	64,329,928	National
551	BCENC - K	30,000,000		$7.0%	7.15%	01-03-2014	Semiannual	At maturity	29,904,035	29,869,370	National
551	BCENC - L	1,000,000	UF	4.1%	3.86%	28-05-2015	Semiannual	Semiannual	22,427,598	21,630,147	National
551	BCENC - N	4,500,000	UF	4.7%	4.95%	28-05-2030	Semiannual	Semiannual	97,582,346	93,817,976	National
551	BCENC - O	54,000,000		$7.0%	7.20%	01-06-2031	Semiannual	At maturity	50,361,929	—	National
BCHIS	11- A	5,705,882	Ch$	7.0%	6.64%	21-07-2013	Quarterly	Quarterly	4,266,542	—	Foreign
BCHIS	11- B	3,363,638	Ch$	7.7%	8.09%	21-07-2013	Quarterly	Quarterly	3,389,626	—	Foreign
N/A	ÚNICA - A	280,000,000	S	7.2%	7.49%	05-05-2018	Semiannual	At maturity	53,647,268	46,232,835	Foreign
N/A	ÚNICA - A	130,000,000	S	7.6%	7.76%	12-08-2017	Semiannual	At maturity	25,117,213	21,677,445	Foreign
N/A	ÚNICA - A	750,000,000	USD	5.5%	5.80%	20-01-2021	Semiannual	At maturity	383,845,313	—	Foreign
N/A	1E SERIE A	10,118,044	S	7.5%	7.50%	29-05-2013	Quarterly	Quarterly	—	1,501,110	Foreign
N/A	2E SERIE 1	23,608,769	S	6.2%	6.19%	14-12-2013	Quarterly	Quarterly	—	4,670,120	Foreign
N/A	2E SERIE 2	6,745,363	S	6.5%	6.50%	14-12-2016	Quarterly	Quarterly	1,546,160	1,667,900	Foreign

	Total Long-Term portion								1,141,130,894	689,607,292

16.4. Restrictions.

1.	As established in the agreement to issue bonds of Cencosud S.A. dated July 5, 2011 and by virtue of which two series (Series A and Series B) were issued, of which only Series B (tranche B1 and B2) remains in effect, the Company, hereinafter the Issuer, has the following indebtedness limits or management restrictions, among others:

a)	Comply with the laws, regulations and other legal provisions applicable to it;

b)

Establish and maintain adequate accounting systems based on generally accepted accounting principles in Chile, as well as hire and maintain an independent external auditing firm of recognized local or international prestige to examine and analyze the Financial Statements and issue an opinion on the statements as of December 31 of each year. Likewise, in accordance with current standards and as long as they are in effect, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bond issuance. These risk rating agencies may be replaced to the extent that the Issuer complies with the obligation of maintaining two of them, continuously and without interruption, for the life of the bond issuance. Nevertheless, it is expressly agreed that: (i) in the event that by SVS provision the currently valid accounting standards were modified, replacing IFRS, and that change were to affect one or more of the restrictions contained in the Ninth clause and/or the definitions in the First clause related to the aforementioned Ninth clause of the Agreement, or (ii) if the valuation criteria established for the accounting entries in the current Financial Statements were modified by the competent entity authorized to issue accounting standards, the Issuer shall, within fifteen Working Days of the new provisions having been reflected for the first time in its Financial Statements, present these changes to the Bondholders’ Representative. The Issuer, within twenty Working Days of the new provisions having been reflected for the first time in its Financial Statements, shall request that its external auditors proceed to adapt the obligations indicated in the Ninth clause and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause of the Agreement based on the new accounting situation within twenty Working Days after the date of request. The Issuer and the Bondholders’ Representative shall modify the Agreement in order to adjust it as determined by the auditors within ten Working Days of the auditors having issued their report, and the Issuer shall file with the SVS the request for this modification of the Agreement, together with the respective documentation. The aforementioned procedure shall be considered prior to the date on which the Financial Statements must be filed with the SVS by the Issuer, for the reporting period following that in which the new provisions have been reflected for the first time in its Financial Statements. For this, prior consent from the bondholders’ association shall not be necessary. Notwithstanding, the Bondholders’ Representative shall inform the Bondholders of the modifications to the Agreement by publishing a notice in the newspaper La Nacion (print or digital version) and in the event this publication is suspended or no longer exists, in the Official Gazette, which shall take place within twenty Working Days following the date the respective deed modifying the Agreement is granted. In the cases mentioned above, and until the Agreement has been modified in accordance with the aforementioned procedure, the Issuer shall not be considered to have breached the Agreement when as a result exclusively of these modifications, the Issuer fails to comply with one or more restrictions contained in the Ninth clause of the Agreement and/or the definitions contained in the First clause that are related to the aforementioned Ninth clause. Once the Agreement has been modified as stated

above, the Issuer shall comply with the agreed-upon modifications to reflect its new accounting situation. Record is left that the procedure contained in this provision is intended to protect the changes produced exclusively by provisions on accounting matters and in no case those produced by variations in market conditions that affect the Issuer. All expenses resulting from the above shall be borne by the Issuer. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the bonds;

c)	Send a copy of its quarterly and annual Financial Statements to the Bondholders’ Representative within the same period of time in which it must be filed with the SVS;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Notify the Bondholders’ Representative of all material events that are not considered reserved or any infraction of the Issuer’s obligations under the agreement as soon as the event or infraction occurs or comes to its knowledge, within the same period of time in which it must notify the SVS. The document that fulfills this obligation must be signed by the Issuer’s Chief Executive Officer or by his replacement and must be sent with a return receipt or by certified mail;

f)	Maintain, during the life of this Agreement, its assets free of Restricted Encumbrances that are equivalent, at least, to one point two times the unpaid balance of the principal owed on the Bonds. This obligation shall be verified and measured as of the reporting dates of the Financial Statements. The Issuer shall send information to verify the ratio referred to in this clause to the Bondholders’ Representative upon request. In the event that the Issuer fails to comply with this obligation, it may equally and within a maximum of sixty days from the date of violation, establish guarantees in favor of the Bondholders that are proportionally equal to those granted to third parties other than the Bondholders. For these purposes, assets and debt will be valued at book value. The following shall not be considered for these purposes: encumbrances established for any authority for taxes that are still not owed by the Issuer and are being duly challenged by it; those established in the ordinary course of business of the Issuer that are being duly challenged by it; preferences established by law such as, for example, those mentioned in article two thousand four hundred seventy-two of the Civil Code and articles one hundred five and one hundred six of the Securities Market Law; and all encumbrances to which the Issuer has not consented and that are being duly challenged by it;

g)	Not sell, cede or transfer essential assets that represent more than 30% of its total assets and that place in danger the continuity of its business, unless that sale, cession or transfer is to a subsidiary and to the extent that it jointly and severally undertakes to pay the Bonds;

h)	Maintain an indebtedness ratio no greater than one point three;

i)	Maintain minimum equity of eleven million, five hundred thousand UF at all times during the life of the bonds;

j)	Not make investments in debt instruments issued by related persons or engage in transactions with related persons under conditions that are less favorable than market conditions for the Issuer;

k)	Contract and maintain insurance that reasonably protects its operating assets;

l)	Send information on any reduction in its interest in Subsidiaries that results in losing control and stems from a sale, exchange or merger of its interest in them to the Bondholders’ Representative within 30 working days of the event having occurred;

m)	Record in its accounting books the provisions that arise from adverse contingencies that, in management’s opinion, should be reflected in the Financial Statements of the Issuer in accordance with IFRS or the standards that replace them and those established by the SVS, as appropriate.

2.	As established in the agreement to issue bonds of Empresas Almacenes París S.A., today Cencosud S.A., dated December 16, 2004 and modified on November 17, 2005, and by virtue of which two series (Series E and Series F) were issued, of which only Series F remains in effect, the Company, hereinafter the Issuer, has the following obligations or management restrictions:

a)	Comply with the laws, regulations and other legal provisions applicable to it, particularly to comply with the timely and correct payment of taxes, duties and charges that affect the Issuer itself or its real estate or chattel property, except those that it challenges in good faith and in accordance with pertinent judicial or administrative procedures, and as long as, in this case, it maintains adequate reserves to cover such contingency when necessary in conformity with accounting principles generally accepted in Chile;

b)	Establish and maintain adequate accounting systems based on accounting principles generally accepted in Chile, as well as hire and maintain an independent external auditing firm of recognized local or international prestige to examine and analyze the Issuer’s financial statements and issue an opinion on the statements as of December 31 of each year. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send a copy of all information that the Issuer must send the SVS to the Bondholders’ Representative, as long as it is not considered reserved information, including a copy of its quarterly and annual individual and consolidated financial statements, within the period of time in which it should file such information with the SVS. The Issuer shall also inform the Bondholders’ Representative of compliance with the obligations undertaken by virtue of the Issuance Contract as indicated therein within the period of time in which it should file its Financial Statements with the SVS. Likewise, the Issuer shall send the Bondholders’ Representative copies of the risk rating reports on the issuance no later than five working days after receipt of these reports from its private risk rating agencies. Finally, the Issuer undertakes to send the Bondholders’ Representative all information regarding any violation of its obligations undertaken by virtue of the Issuance Agreement and any other relevant information requested by the SVS regarding the Issuer, as soon as the event occurs or comes to its knowledge and within the period of time in which it should notify the SVS, as long as it should be reported to its creditors.

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative, along with the quarterly information, information on any reduction of its interest in the capital of its subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place. This shall apply to subsidiaries that represent more than 15% of the Issuer’s Total Assets;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions, as set forth in article eighty-nine of the Corporations Law;

g)	Maintain the following ratios based on the Quarterly Financial Statements filed as and when stipulated in SVS Ruling 239 of September 29, 1982 and its modifications or the standard that replaces it: (i) An indebtedness level based on the Individual Financial Statements of a ratio of Individual Liabilities over Individual Equity no greater than 1.50. Individual Liabilities shall include the obligations that the issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; ii) An indebtedness level based on the Consolidated Financial Statements of a ratio of Consolidated Liabilities over Consolidated Equity no greater than 1.50 Consolidated Liabilities shall include the obligations that the issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; iii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to 1.3 times the Issuer’s unguaranteed Consolidated Liabilities. iv) Maintain a minimum Consolidated Equity of UF 9,000,000;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least 51% of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brand “Almacenes París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Ensure that transactions with subsidiaries or other related parties are performed under normal market conditions (arm’s length conditions);

k)	Maintain insurance that reasonably protects its operating assets, which are comprised of its main offices, buildings, inventory, furniture, office equipment and vehicles. The Issuer shall ensure that its subsidiaries meet that condition;

l)	Not grant endorsements or guarantees, or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

m)	Maintain direct or indirect ownership of at least 67% of “Administradora de Créditos Comerciales ACC S.A.” and “Administradora de Servicios Integrales ASIN S.A.” based on the Quarterly Financial Statements; this also applies to the Companies that eventually control the business areas currently developed by these companies;

n)	Maintain income from retail sales, mall management and credit assessments, granting and management equivalent to at least 70% of the Issuer’s Consolidated Operating Income, based on the Quarterly Financial Statements; and

o)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

3.	As established in the agreement to issue bonds of Cencosud S.A., dated October 5, 2005 and modified on November 10, 2005, and by virtue of which three series (Series A, Series C and Series D) were issued, the Company, hereinafter the Issuer, has the following obligations or management restrictions:

a)	Comply with the laws, regulations and other legal provisions applicable to it, particularly to comply with the timely and correct payment of taxes, duties and charges that affect the Issuer itself or its real estate or chattel property, except those that it challenges in good faith and in accordance with pertinent judicial or administrative procedures, and as long as, in this case, it maintains adequate reserves to cover such contingency when necessary in conformity with IFRS or those standards that replace IFRS;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS, as well as hire and maintain an independent external auditing firm of recognized local or international prestige to examine and analyze the Issuer’s Financial Statements and issue an opinion on the statements as of December 31 of each year. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send a copy of all information that the Issuer must send the SVS to the Bondholders’ Representative, as long as it is not considered reserved information, including a copy of its quarterly and annual individual and consolidated Financial Statements, within the period of time in which it should file such information with the SVS. The Issuer shall also inform the Bondholders’ Representative of compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS. To do so, the Issuer shall use the format included as Appendix One in this deed, which was notarized on the tenth day of November of the year two thousand five, under number eight thousand one hundred forty-three and for all legal purposes is understood to be an integral part of the Issuance Agreement. Likewise, the Issuer shall send the Bondholders’ Representative copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies. Finally, the Issuer undertakes to send the Bondholders’ Representative all information regarding any violation of its obligations undertaken by virtue of this Agreement, particularly the provisions of this Clause, and any other relevant information requested by the SVS regarding the Issuer, as soon as the event occurs or comes to its knowledge and within the period of time in which it should notify the SVS, as long as it should be reported to its creditors;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative, along with the quarterly information, information on any reduction of its interest in the capital of its subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place. This shall apply to subsidiaries that represent more than 15% of the Issuer’s Total Assets;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions, as set forth in article eighty-nine of the Corporations Law;

g)	Maintain the following ratios based on the Quarterly Financial Statements filed as and when stipulated in SVS Ruling 1,879 of April 25, 2008 and Ruling 1,924 of April 24, 2009, and their modifications or the standard that replaces them: (i) An indebtedness level based on the Financial Statements of a ratio of Liabilities less cash and cash equivalents, less other current financial assets, over total equity no greater than one point five. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s unguaranteed Liabilities in conformity with the Financial Statements; and iii) Maintain minimum equity attributable to owners of parent company of twenty-two million UF. Nevertheless, it is expressly agreed that: /i/ in the event that by SVS provision the currently valid accounting standards were modified, replacing IFRS, and that change were to affect one or more of the restrictions contained in the Fifteenth clause and/or the definitions in the First clause related to the aforementioned Fifteenth clause of the Agreement, or /ii/ if the valuation criteria established for the accounting entries in the current Financial Statements were modified by the competent entity authorized to issue accounting standards, the Issuer shall, within fifteen Working Days of the new provisions being reflected for the first time in its Financial Statements, present these changes to the Bondholders’ Representative. The Issuer, within twenty Working Days of the new provisions having been reflected for the first time in its Financial Statements, shall request that its external auditors proceed to adapt the obligations indicated in the Fifteenth clause and/or the definitions contained in the First clause that are related to the aforementioned Fifteenth clause of the Agreement based on the new accounting situation within twenty Working Days of the date of the request. The Issuer and the Bondholders’ Representative shall modify the Agreement in order to adjust it as determined by the auditors within ten Working Days of the auditors having issued their report, and the Issuer shall file with the SVS the request for this modification of the Agreement, together with the respective documentation. The aforementioned procedure shall be considered prior to the date on which the Financial Statements must be filed with the SVS by the Issuer, for the reporting period following that in which the new provisions have been reflected for the first time in its Financial Statements. For this, prior consent from the bondholders’ association shall not be necessary. Notwithstanding, the Bondholders’ Representative shall inform the Bondholders of the modifications to the Agreement by publishing a notice in the newspaper Diario Financiero, and in the event this publication is suspended or no longer exists, in the Official Gazette, which shall take place within twenty Working Days following the date the respective deed modifying the Agreement is granted. In the cases mentioned above, and until the Agreement has been modified in accordance with the aforementioned procedure, the Issuer shall not be considered to have breached the Agreement when as a result exclusively of these modifications, the Issuer fails to comply with one or more restrictions contained in the Fifteenth clause of the Agreement and/or the definitions contained in the First clause that are related to the aforementioned Fifteenth clause of the Agreement. Once the Agreement has been modified as stated above, the Issuer shall comply with the agreed-upon modifications to reflect its new accounting situation. Record is left that the procedure contained in this provision is intended to protect the changes produced exclusively by provisions on accounting matters and in no case those produced by variations in market conditions that affect the Issuer. All expenses resulting from the above shall be borne by the Issuer. Likewise, the Issuer shall hire and maintain, continuously and without interruption, two risk rating agencies registered with the SVS as long as the Line remains valid;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets, which are comprised of its main offices, buildings, inventory, furniture, office equipment and vehicles. The Issuer shall ensure that its subsidiaries meet that condition;

k)	Not grant endorsements or guarantees, or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

l)	Maintain in the Quarterly Financial Statements direct or indirect ownership of at least 51% in “Cencosud Supermercados S.A.” and “Cencosud Administradora de Tarjetas S.A.”;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least two thirds of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

4.	As established in the loan agreement signed between Cencosud S.A. Argentina and ABN AMRO Bank N.V., today Bank of America, as Creditor, on December 17, 2007, Cencosud S.A. Chile in its role as guarantor, shall comply with the following financial and management restrictions:

a)	Send the Bank, within 90 days of the end of an annual reporting period, a copy of its Consolidated Financial Statements, duly audited by a company of recognized international prestige.

b)	Send the Bank, within 75 days of the end of each of the first three quarters of each year, a copy of its unaudited Consolidated Financial Statements.

c)	Along with the information indicated in the preceding letters, send the bank a certificate of compliance with affirmative and negative obligations and particularly with financial obligations;

d)	As soon as it is available, send the bank documentation usually sent to its shareholders or for public reporting purposes, documentation sent to the SVS and information regarding the business’s operations;

e)	Allow the Bank, at its expense, to inspect or visit any asset of its subsidiaries;

f)	Preserve its corporate existence, rights, franchises and licenses, the absence of which could produce a Material Adverse Effect;

g)	Pay all tax, labor and general legal obligations unless they are challenged in good faith through normal pathways and provided that their violation may cause a Material Adverse Effect;

h)	Maintain and preserve the necessary ownership for the business’s operations, the absence of which could produce a Material Adverse Effect;

i)	Comply with all applicable laws, including environmental protection laws;

j)	Maintain its accounting books and records in accordance with GAAP;

k)	Maintain insurance for its assets in accordance with generally accepted practices;

l)	Maintain obligations derived from this contract on a pari passu basis with other obligations;

m)	Maintain the following financial ratios: /i/ Leverage Ratio of no more than 1.5 to 1.0; /ii/ Consolidated Equity greater than UF 28,000,000; /iii/ Ratio of net financial debt to consolidated equity plus minority interest no greater than 1.2 to 1.0; /iv/ Total assets greater than fifty million Unidades de Fomento; /v/ Maintain a financial expense ratio of at least 3.0 to 1.0 and /vi/ Maintain a ratio of consolidated net financial debt to EBITDA no greater than 4.25 to 1.0;

n)	Not sell or encumber Material Assets that may produce a Material Adverse Effect;

o)	Not engage in transactions with related parties under terms that are substantially more favorable than conditions with third parties;

p)	Not agree to a merger or other transaction with similar effects unless it produces no change of control and ensures compliance with other conditions agreed upon herein;

q)	Not materially modify the current line or nature of its businesses;

r)	Not grant credit except ordinary loans in the course of its business and loans that do not involve a Material Adverse Effect;

5.	As established in the loan agreement signed between Cencosud S.A. and BBVA Bancomer S.A., as the Managing Agent, on February 11, 2008, the debtor, Cencosud S.A. Chile, shall comply with the following financial and management restrictions:

a)	Submit the annual financial statements of Cencosud and its subsidiaries to the Managing Agent within 5 days of sending them to the SVS;

b)	Submit the unaudited quarterly financial statements of Cencosud and its subsidiaries to the Managing Agent within 5 days of sending them to the SVS;

c)	Submit a copy of any filing made with the SVS to the Managing Agent;

d)	Submit a copy of any filing related to the payment of stamp taxes to the Managing Agent as soon as the tax has been paid;

e)	Submit information on any lawsuit, arbitration or administrative proceedings to the Managing Agent;

f)	Notify the Managing Agent of the occurrence of any violation, as well as any measures taken or proposed to remedy that violation. Along with sending information regarding the Financial Statements, the Debtor’s Finance Manager shall send the Managing Agent a certificate of compliance with the financial obligations that expresses that no default event has occurred or exists;

g)	Notify the Managing Agent of any change known by Cencosud regarding taxes, duties or other charges from any Chilean law that could affect Cencosud’s payment capacity or any event that has had or could reasonably be expected to have a Material Adverse Effect;

h)	Submit information regarding the financial and business conditions of Cencosud or any of its subsidiaries to the Managing Agent.

i)	Together with the annual financial statements, submit to the Managing Agent a certificate issued by independent auditors, confirming compliance with the limits or financial ratios imposed by this agreement in relation to financial debt, minimum equity, consolidated assets, etc.;

j)	The Debtor shall take all actions to ensure that its payments under this agreement shall remain on at least a pari passu basis with all other present and future unguaranteed and non-subordinate debt of the Debtor;

k)	With the exception of the encumbrances permitted by the agreement, there is a restriction on establishing encumbrances on other non-essential property, plant and equipment for amounts greater than 1.5% of its consolidated assets;

l)	Prohibition on Cencosud and its guarantors from granting loans to any person, except for loans granted in the normal course of business that do not involve a Material Adverse effect;

m)	Obligation of Cencosud and its guarantors of maintaining its corporate existence and paying its obligations on time;

n)	Comply with the obligations imposed by law;

o)	Obligation of maintaining its assets in good status and maintaining its assets insured with companies of recognized prestige and in accordance with industry standards;

p)	Obligation of Cencosud and its subsidiaries to keep and maintain its accounting records in accordance with legal standards and generally accepted accounting standards;

q)	Restriction on mergers, acquisitions, divisions involving Cencosud, Cencosud Supermercados S.A. and Cencosud Shopping Centers S.A. that may result in a change in control, restrictions on the creation of subsidiaries or acquisitions of entities outside the line of business that substantially affect the business of Cencosud and dispose of its businesses, subsidiaries or assets that adversely affect any of its important assets or contracts;

r)	Maintain the current status of its businesses without major modifications that involve a material adverse effect;

s)	Cencosud shall maintain a consolidated ratio of net financial debt to equity plus interest of less than 1.2;

t)	Cencosud shall maintain a consolidated ratio of net financial debt to EBITDA no greater than 4.25 as of each quarter end;

u)	Cencosud shall maintain a ratio of total consolidated equity to total equity plus minority interest of less than 1.5;

v)	Cencosud shall maintain a financial coverage ratio, calculated as EBITDA over financial costs, of no less than 3 as of each quarter end;

w)	Restriction on engaging in transactions with related parties under conditions other than market conditions;

x)	Cencosud shall not distribute dividends provided that before and after having distributed dividends the ratio of consolidated net financial debt to EBITDA is less than 3.5 and no violation has occurred or results from paying the dividends;

y)	Cencosud, Cencosud Supermercados S.A. and Cencosud Shopping Centers S.A. may not assume other debt that benefits from the guarantees granted under this agreement; and

z)	Cencosud shall maintain ownership of 100% of the share capital of GBarbosa except when so authorized in accordance with the terms of this agreement.

6.	As established in the agreement to issue bonds of Cencosud S.A., dated March 13, 2008, and by virtue of which two series (Series E and Series F) were issued, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Comply with applicable laws, regulations and other legal provisions, particularly those related to the timely and correct payment of taxes, duties and charges;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS; an independent external auditing firm of recognized prestige to issue an opinion on the financial statements as of December 31 of each year; two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send to the Bondholders’ Representative (i) a copy of all information that the Issuer must send the SVS, as long as it is not considered reserved information, including a copy of its quarterly and annual Financial Statements, within the period of time in which it should file such information with the SVS; (ii) information on compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS; (iii) copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies; (iv) all information regarding any violation of its obligations undertaken by virtue of the Issuance Agreement and any other relevant information requested by the SVS, as soon as the event occurs or comes to its knowledge.

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions;

g)

Maintain the following financial ratios based on the Quarterly Financial Statements: (i) An indebtedness level based on the Financial Statements of a ratio of other current financial liabilities and other non-current financial liabilities, less cash and cash equivalents, less other current financial assets, over total equity attributable to the owners of the parent company, no greater than one point two. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; and ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s Liabilities in conformity with the Financial Statements;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

l)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Supermercados S.A. and Cencosud Administradora de Tarjetas S.A., as well as the Companies that eventually control the business areas currently developed by these Companies;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

7.	As established in the Master Issuance Agreement for the Private Offering Program for Corporate Bonds of Cencosud S.A., dated April 24, 2008, hereinafter “the Program”, entered into in Lima, Peru, and by virtue of which two issuances of the same series (Series A) were carried out, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Preserve its corporate existence and duly maintain and develop its corporate objective;

b)	Be in full compliance with all tax obligations, whether formalities or payment obligations, except those that have been challenged using procedures set forth by the laws of the applicable jurisdiction;

c)	Maintain on at least a pari passu basis with Bonds issued with respect to payment obligations of other debts or obligations without specific guarantees;

d)	Not make substantial changes in the line of business or its corporate objective that produce a material adverse effect on the Issuer’s financial condition, understanding as such any change that reduces the Program’s risk rating by two (2) or more risk categories below the rating in effect at that time;

e)	A change in control that reduces the Program’s risk rating by two (2) or more risk categories below the rating in effect at that time may not occur;

f)	Not transfer or cede, fully or partially, its obligations under the Program Documents;

g)	Maintain indebtedness, based on the consolidated Financial Statements, or the individual financial statements if the Issuer does not consolidate, of a ratio of consolidated financial liabilities, or individual if the Issuer does not consolidate, less Cash, less Time Deposits, less Marketable Securities, less repo agreements and forward contracts classified as other current assets in the Issuer’s consolidated Financial Statements, or the individual financial statements if the Issuer does not consolidate, to Total Equity that does not exceed 1.20. Consolidated financial liabilities, or individual if the Issuer does not consolidate, shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties. Nevertheless, the liabilities of Banco París shall not be considered for the purpose of calculating this indebtedness; and

h)	The Issuer shall issue each quarter: (i) a report that is a sworn statement indicating that no violation of the obligations established in this clause has occurred; (ii) a report containing the calculation of the ratios referred to in the preceding letter.

8.	As established in the agreement to issue bonds of Cencosud S.A., dated September 5, 2008 and modified on October 2, 2008, and by virtue of which the Series J, K, L, N and O were issued, the Company, hereinafter the Issuer, has the following obligations or management restrictions:

a)	Comply with applicable laws, regulations and other legal provisions, particularly those related to the timely and correct payment of taxes, duties and charges;

b)	Establish and maintain adequate accounting systems based on IFRS or those standards that replace IFRS; an independent external auditing firm of recognized prestige to issue an opinion on the financial statements as of December 31 of each year; two risk rating agencies registered with the SVS for the life of the Bonds;

c)	Send to the Bondholders’ Representative (i) a copy of all information that the Issuer must send the SVS, as long as it is not considered reserved information, including a copy of its quarterly and annual Financial Statements, within the period of time in which it should file such information with the SVS; (ii) information regarding compliance with the obligations undertaken by virtue of the Agreement within the period of time in which it should file its Financial Statements with the SVS; (iii) copies of the risk rating reports on the issuance no later than five Working Days after receipt of these reports from its private risk rating agencies; (iv) all information regarding any violation of its obligations undertaken by virtue of the Agreement and any other relevant information requested by the SVS, as soon as the event occurs or comes to its knowledge;

d)	Notify the Bondholders’ Representative of notices for ordinary and extraordinary shareholders’ meetings no later than the day of publication of the last notice for shareholders;

e)	Send the Bondholders’ Representative information on any reduction of its interest in the capital of its Relevant Subsidiaries that are greater than 10% of the capital, as well as any reduction that means losing control of the company once the transaction has taken place;

f)	Not engage in, with related persons, transactions under conditions that are less favorable for the Issuer than prevailing market conditions;

g)	Maintain the following financial ratios based on the Quarterly Financial Statements: (i) An indebtedness level based on the Financial Statements of a ratio of other current financial liabilities and other non-current financial liabilities, less cash and cash equivalents, less other current financial assets, over total equity attributable to the owners of the parent company, no greater than one point two. Liabilities shall include the obligations that the Issuer undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties; and ii) Maintain Total Assets free of all pledges, mortgages or other encumbrances for an amount at least equal to one point two times the Issuer’s Liabilities in conformity with the Financial Statements;

h)	Except by express statement of the Bondholders’ Representative, authorized at an extraordinary meeting of the Bondholders, with votes that represent at least fifty-one percent of the Bonds in circulation, that releases the Issuer from the obligation indicated below, it shall maintain ownership of the brands (i) “Jumbo” and (ii) “París” directly or through its subsidiaries;

i)	Record in its accounting books the provisions that arise from adverse contingencies that, in the Issuer’s opinion, should be reflected in the Issuer’s financial statements;

j)	Maintain insurance that reasonably protects its operating assets and ensure that its subsidiaries meet this condition;

k)	Not grant endorsements or guarantees or establish itself as joint and several co-signer in favor of third parties, except subsidiaries of the Issuer.

l)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Supermercados S.A. and Cencosud Administradora de Tarjetas S.A., as well as the Companies that eventually control the business areas currently developed by these Companies;

m)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Issuer’s ordinary revenue, based on the Quarterly Financial Statements; and

n)	Inform the Bondholders’ Representative of the effective use of the funds stemming from the Bond placement corresponding to the Line.

9.	As a result of the loan granted by the International Finance Corporation to the subsidiary Cencosud S.A. (Argentina), an agreement was signed between these entities on September 24, 2008. The Minutes of the Board of Directors of the subsidiary Cencosud S.A. (Argentina) dated September 5, 2008, makes mention of having entered into a Share Withholding Agreement, which was signed by the subsidiary Cencosud S.A. (Argentina) and its controller, Cencosud S.A. (Chile), in favor of the “International Finance Corporation” by virtue of which Cencosud S.A. (Chile) undertakes to:

a)	Maintain its shareholdings in the subsidiaries Cencosud S.A., Cencosud Shopping Centers S.A. (Chile) and Cencosud Retail S.A. (Chile);

b)	Maintain its shareholding in Blaisten S.A. and Unicenter S.A.

10.

In accordance with the surety and joint debt agreements dated September 30, 2008 and May XX, 2010, entered into by Cencosud as guarantor and joint debtor and Banco Itaú BBA S.A. as guaranteed creditor, regarding the obligations that the subsidiary G Barbosa could have with this Bank as a result of the guarantee that it granted to Banco Nacional de Desenvolvimento Económico y Social, BNDES, for the loans granted to the subsidiary G Barbosa, Cencosud S.A. shall comply with the following obligations and financial and management restrictions:

a)	Cencosud S.A. as guarantor and joint co-debtor may not have a Financial Expense Coverage Ratio of less than 3.0 to 1.0 at any quarter end (for the most recent period of four consecutive quarters ending as of the end of that quarter);

b)	Cencosud S.A. may not have a Ratio of Consolidated Net Financial Debt to EBITDA greater than 4.25 to 1.0 at any quarter end (for the most recent period of four consecutive quarters ending as of the end of that quarter);

c)	Cencosud S.A. may not have a Ratio of Total Consolidated Liabilities to Total Equity plus Minority Interest, at any time, greater than 1.5 to 1.0; and

d)	Cencosud S.A. shall maintain direct or indirect ownership of one hundred percent and control of G Barbosa Comercial Ltda., where control is defined by Law eighteen thousand forty-five of the Republic of Chile. The “Main Shareholders” of Cencosud S.A. shall maintain the current shareholding and control that Cencosud S.A. currently has, directly or indirectly.

This should all be calculated using the IFRS Financial Statements, excluding the line items related to Banco París, which are duly listed individually in those Financial Statements.

11.	As established in the debt consolidation agreement signed June 30, 2010 between Cencosud Retail S.A. as Debtor and Banco del Estado de Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Maintain income from retail sales, mall management, real estate investment and credit assessments, granting and management equivalent to at least sixty-seven percent of the Consolidated Operating Income, based on the Consolidated Quarterly Financial Statements;

b)	Not merge with any company, except those cases in which the merger meets all of the following requirements: (i) that the Company resulting from the merger is a Corporation established and governed by the laws of the Republic of Chile, and (ii) that the Company resulting from the merger maintains Cencosud’s current line of business;

c)	Maintain at all times a ratio of Net Financial Debt to Own Funds of no more than one point two;

d)	Maintain minimum equity equivalent to 28,000,000 UF.

e)	Maintain assets free of all pledges, mortgages and other encumbrances for an amount at least equivalent to one point two times its unguaranteed consolidated liabilities. The obligations established in this letter and in letters (a),( c) and (d) above shall be measured every quarter based on the Financial Statements of Cencosud S.A.

f)	Do not establish personal guarantees in favor of other creditors to secure obligations of third parties that do not belong to Cencosud S.A. and its subsidiaries without prior authorization from the Bank;

g)

Send to the Bank, signed by duly authorized persons, its annual report and annual Financial Statements, duly audited, and the quarterly Financial Statements, in the same format in which they were filed with the SVS, within 5 days following the date on which the information must be filed with the SVS. This obligation shall only be demandable in the event, for any reason, that the information is not available on the SVS’s website; and

h)	Each quarter, submit to the Bank a certificate of compliance of the affirmative and negative obligations established in the agreement, including a detail of the calculation of the financial covenants entered into by the Finance Manager.

12.	As established in the debt recognition and restructuring agreement signed September 1, 2010 between Cencosud Administradora de Tarjetas S.A. as Debtor and Banco Bilbao Vizcaya Argentaria Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-compliance or Non-Compliance, as defined in the agreement, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined in the agreement, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Important Adverse Effect on the businesses, activities, operations or financial situation of Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law;

e)

Submit to the Bank, when requested in writing or for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of Cencosud, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, Cencosud shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Possess, directly or indirectly, shares that represent at least fifty-one percent of the capital of the following Companies: Cencosud Retail S.A. and Cencosud Shopping Centers S.A., and their respective successor companies and transferees, as well as the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two;

q)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of liabilities;

r)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

s)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, that the Debtor and/or the Guarantor lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

13.	As established in the line of credit agreement signed October 1, 2010 between Cencosud Administradora de Tarjetas S.A. as Debtor and Banco Itaú Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)

Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

14.	As established in the line of credit agreement signed October 1, 2010 between Cencosud Retail S.A. as Debtor and Banco Itaú Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)

Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

15.	As established in the line of credit agreement signed October 12, 2010 between Cencosud S.A. as Debtor and Banco de Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If the Debtor were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If the Debtor were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than five banking days after the date on which any executive of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, the Debtor shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding. However, the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time the obligation listed in the first clause shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case considered Permitted Encumbrances by the agreement;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. and Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies.

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total net liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of current, unguaranteed liabilities;

t)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

u)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

16.	As established in the line of credit agreement signed October 12, 2010 between Cencosud Retail S.A. as Debtor and Banco de Crédito e Inversiones as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each quarter as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be prepared in accordance with IFRS;

b)	Submit to the Bank a copy of its individual and consolidated Financial Statements for each year end as soon as possible and in any event within thirty days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. If it were not obligated to file this information with the SVS, it must still submit it to the Bank as soon as it is available. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no grounds for non-compliance or violation, as defined hereinafter, have occurred or detailing the nature and extent of such events if they have occurred;

d)

Notify the Bank as soon as possible but no later than five banking days after the date on which any executive has knowledge of: (i) the occurrence of any Grounds for Non-Compliance, as defined hereinafter, or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding this instrument; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and/or Cencosud and that results in the inability to pay of the Debtor and/or Cencosud; (iv) any relevant event referring to

Cencosud’s and/or the Guarantor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site;

e)	Submit to the Bank, when requested in writing or for justified reasons, additional information on its financial, tax, accounting, economic and/or legal situation, in which case it shall be provided within thirty banking days of the date on which the request is made in writing. Notwithstanding, and at the Bank’s request, it shall inform the Bank of the modifications made to the Company within thirty banking days of the event, submitting all pertinent information, and shall also inform the Bank of all new powers of attorney or the revocation of current powers of attorney, providing a copy of the corresponding public deeds;

f)	Submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

g)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and IFRS;

h)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that these rights, licenses, permits, brands, franchises, concessions or patents may be surrendered to the extent that they do not involve an Important Adverse Effect. In particular, it shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

i)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

j)	Comply with and ensure that each Relevant Subsidiary complies with current law and standards applicable to the development of its business and ownership of its assets;

k)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the business, operations, financial or other conditions, projections, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS;

l)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. It shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

m)	Ensure that all operations with related persons, as defined in law number eighteen thousand forty-five, either directly or through related persons, are carried out under prevailing market conditions;

n)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors. These restrictions shall not be applied to any case where the agreement considers them Permitted Encumbrances;

o)	Maintain direct or indirect ownership of at least fifty-one percent of Cencosud Retail S.A. y Cencosud Shopping Centers S.A., as well as its successor companies and transferees and the Companies that eventually control the business areas currently developed by these Companies;

p)	Maintain a ratio of net financial liabilities to equity of less than one point two. For these purposes, net financial liabilities shall be defined as all consolidated current financial debt of Cencosud S.A. less the sum of the items Cash, Time Deposits, Marketable Securities and repo agreements and forward contracts accounted for in Other Assets. Net Financial Debt shall also include the obligations that the company undertakes as endorser or simple or joint guarantor and all obligations where it responds directly or indirectly for obligations of unrelated third parties. In no case shall net Financial Debt include the liabilities owed by Banco París;

q)	Maintain a ratio of total liabilities to equity of less than one point five;

r)	Maintain minimum equity of twenty-eight million UF.

s)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined hereinafter. For the purposes of this agreement, “Essential Assets” shall be defined as the brands “Jumbo” and “París” and the shares that represent at least fifty-one percent of the capital of the companies Cencosud Retail S.A. and Cencosud Shopping Centers S.A. and;

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

17.	As established in the Indenture dated January 20, 2011, entered into under the laws of the state of New York, United States, and by virtue of which Rule 144/A bonds were placed in the U.S. market, the Company, hereinafter the Issuer, has the following obligations and management restrictions, among others:

a)	Prohibition from granting encumbrances;

b)	Prohibition from entering into leaseback agreements;

c)	Prohibition from merging or selling all or a substantial part of its assets;

d)	Reporting obligations established in Rule 144/A and;

e)	Obligation to submit annual and quarterly financial statements to the trustee and bondholders.

As of December 31, 2011, the Company satisfactorily meets the aforementioned financial and management restrictions.

18.	As established in the loan agreement signed September 7, 2011 between Cencosud S.A. as Debtor and Banco Bilbao Vizcaya Argentaria Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s consolidated Financial Statements for each quarter as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be prepared in accordance with IFRS or applicable standards in Chile;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than 5 banking days after the date on which any one of the indicated executives of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding the agreement; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law; (v) submit to the Bank, when requested in writing and for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within 30 banking days of the date on which the request is made in writing; (vi) submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

e)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and/or IFRS;

f)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, the Debtor shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

g)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

h)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

i)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS or the current standards in Chile;

j)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

k)	Ensure that all operations with related persons, as defined in law number 18,045, either directly or through related persons, are carried out under prevailing market conditions;

l)	Ensure that at any time the Debtor’s obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors, a restriction which is not applicable in cases the agreement defines as Permitted Encumbrances.

m)	Possess, directly or indirectly, shares that represent at least 51% of the capital of the following companies: Cencosud Retail S.A., Cencosud Shopping Centers S.A. and Cencosud Administradora de Tarjetas S.A. and their respective successor companies and transferees, as well as the companies that may eventually control the business areas currently developed by these companies.

n)	Maintain a ratio of net financial liabilities to equity of less than one point two.

o)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of liabilities;

p)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined in the agreement.

q)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

19.	As established in the loan agreement signed September 14, 2011 between Cencosud S.A. as Debtor and Banco Bice, Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank a copy of the Debtor’s consolidated Financial Statements for each quarter as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be prepared in accordance with IFRS or applicable standards in Chile;

b)	Submit to the Bank a copy of the Debtor’s individual and consolidated Financial Statements for each year end as soon as possible and in any event within 30 days of filing them with the SVS, to the extent that this information is not available on the SVS’s website or another publicly accessible website. These Financial Statements shall be certified by an independent auditor of recognized international prestige that is registered with the SVS;

c)	Along with the Financial Statements referred to in the preceding letters, submit to the Bank a certificate issued by the Debtor’s Chief Executive Officer and/or Chief Financial Officer, or their replacement, that certifies that, to the best of their knowledge and understanding, no Grounds for Non-Compliance has occurred or detailing the nature and extent of such events if they have occurred;

d)	Notify the Bank as soon as possible but no later than 5 banking days after the date on which any one of the indicated executives of the Debtor has knowledge of: (i) the occurrence of any Grounds for Non-Compliance or any Non-Compliance; (ii) any action, lawsuit or judicial or administrative proceedings regarding the agreement; (iii) any circumstance or event that affects or could result in an Adverse Important Effect on the businesses, activities, operations or financial situation of the Debtor and that results in the inability to pay of the Debtor; (iv) any relevant event referring to the Debtor’s operations that, in conformity with articles nine and ten of Law eighteen thousand forty-five on Securities Markets and the instructions provided by the SVS in General Character Ruling number thirty, may be interpreted as a material event, to the extent that that information is not available on the SVS’s website or another publicly accessible site and provided that that information is not considered “reserved” in conformity with the law; (v) submit to the Bank, when requested in writing and for justified reasons, additional information on the financial, tax, accounting, economic and/or legal situation of the Debtor, in which case it shall be provided within 30 banking days of the date on which the request is made in writing; (vi) submit to the Bank, at its request, information necessary to correctly apply the provisions on individual credit limits;

e)	Maintain and ensure that each Subsidiary maintains its books, records and accounting notes in which it makes complete, timely and reliable notes in conformity with current standards and/or IFRS;

f)	Maintain all relevant rights, licenses, permits, brands, franchises, concessions or patents fully valid, with the understanding, however, that the Debtor or any of its Subsidiaries may surrender these rights, licenses, permits, brands, franchises, concessions or patents to the extent that they do not involve an Important Adverse Effect. In particular, the Debtor shall maintain ownership of the following brands directly or through its subsidiaries: (i) “Jumbo” and (ii) “París”;

g)	Comply with and ensure that each Subsidiary complies with each and every one of its obligations by virtue of any act, contract or convention, whose failure to comply produces or could produce, individually or collectively, an Important Adverse Effect;

h)	Comply with and ensure that each Relevant Subsidiary complies with current laws and standards applicable to the development of its business and ownership of its assets;

i)	Pay and ensure that each Subsidiary pays, fully and opportunely, all important obligations, which are understood for the purposes of this instrument as those obligations that are important for the Debtor’s business, operations, financial or other conditions, including but not limited to all taxes, charges or property taxes it must pay, as well as all obligations that, for taxes, charges, property taxes, labor matters or obligations with its suppliers or others, may result in an Encumbrance, except when compliance of these obligations is challenged by the Debtor or a Relevant Subsidiary, through proper legal proceedings initiated in good faith and adequate accounting provisions have been established in accordance with IFRS or the current standards in Chile;

j)	Maintain and ensure that each Relevant Subsidiary maintains all assets necessary to keep its businesses and operations in proper working order and maintenance, except for wear resulting from legitimate use. The Debtor shall also maintain and ensure that each Relevant Subsidiary maintains proper insurance coverage for these assets in conformity with industry practice;

k)	Ensure that all operations with related persons, as defined in law number 18,045, either directly or through related persons, are carried out under prevailing market conditions;

l)	Ensure that at any time the Debtor’s obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors, a restriction which is not applicable in cases the agreement defines as Permitted Encumbrances.

m)	Possess, directly or indirectly, shares that represent at least 51% of the capital of the following companies: Cencosud Retail S.A., Cencosud Shopping Centers S.A. and Cencosud Administradora de Tarjetas S.A. and their respective successor companies and transferees, as well as the companies that may eventually control the business areas currently developed by these companies.

n)	Maintain a ratio of net financial liabilities to equity of less than one point two.

o)	Maintain assets free of pledges or Encumbrances or at least one hundred twenty percent of the value of its liabilities;

p)	Not dispose of or transfer, and ensure that the Relevant Subsidiaries do not dispose of or transfer, either directly or indirectly, their Essential Assets, as defined in the agreement.

q)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it causes or may cause the Debtor, directly or indirectly, to lose control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect, except when such acts are for an amount less than or equal to two percent of the consolidated assets of Cencosud S.A.

20.	As established in the line of credit agreement signed September 20, 2011 between Cencosud S.A. as Debtor and Banco Santander-Chile as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Submit to the Bank its quarterly and annual individual Financial Statements, together with the quarterly consolidated Financial Statements of Cencosud to the extent that these documents have not been published on a publicly accessible website. These Financial Statements shall be submitted to the Bank within sixty days of the corresponding quarter end. The year-end Financial Statements shall be submitted to the Bank within one hundred twenty days of the respective year end. The year-end individual Financial Statements of Cencosud shall be audited and submitted with their notes and the opinion of the Independent Auditors;

b)	Supply opportunely, accurately and sufficiently, and to the extent available all financial and accounting information and all other information that the Bank reasonably requests and that is necessary for evaluating and controlling faithful and exact compliance with the Agreement;

c)	Comply fully and opportunely with the payment of all relevant obligations considered first-class loans, especially labor, social security, tax and other obligations with such preference. For these purposes, relevant obligations “Relevant Obligations” are those whose cumulative amount exceeds one million United States dollars or their equivalent in domestic currency. A delay of less than thirty days in the payment of the aforementioned obligations shall not be considered non-compliance for the purposes of this clause;

d)	Maintain an “Indebtedness Level” based on the Financial Statements of Cencosud of a ratio of Other Current Financial Liabilities and Other Non-Current Financial Liabilities, less Cash and Cash Equivalents, less Other Current Financial Assets, over Cencosud’s Total Equity no greater than one point two. Liabilities shall include the obligations that Cencosud undertakes as endorser, simple and/or joint guarantor and those in which it responds directly or indirectly for obligations of third parties, all in conformity with accounting principles generally accepted in Chile GAAP or IFRS, as appropriate; and

e)	Maintain a ratio of Assets Free of Pledges and/or Encumbrances and Liabilities equal to or greater than one point two. For these purposes, “Assets” is defined as all real estate or chattel property and assets, tangible or intangible and securities; and “Liabilities” is defined as all obligations of the debtor, financial or not, contingent or not, less the Equity of Cencosud;

f)	Submit to the Bank a copy of its audited annual report within thirty days of its approval at the General Shareholders’ Meeting as set forth in its by-laws—or in the absence of by-laws, by the law—to the extent that these documents have not been published on a publicly accessible website.

21.	As established in the line of credit agreement signed October 04, 2011 between Cencosud Retail S.A. as Debtor and Rabobank Curacao N.V as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Maintain with the rest of the lenders at least the same conditions, guarantees or preferences under this agreement, according to the Chilean law, except for the preferences in favor of the fiscal authority, employees, labor obligations and any other obligation imposed by applicable laws.

b)	Not encumber or give guarantee over Assets of Cencosud, except for the mentioned in this agreement.

c)	Send the Audited Financial Statements under IFRS and its corresponding notes , as soon as they are available, even if they are not in the S.V.S web site.

d)	Send, among with the Financial Information, a letter signed off by the attorneys properly authorized by the debtor, a letter informing comply or not any of the obligations included in this contract.

e)	The debtor will inform any relevant or essential event that could be adversely affect within ten bank business days after the event occurs, except for legal exceptions.

f)	As soon as take knowledge, and within thirty business bank days, the company should inform the following: i) any potential force major that could affect this contract; ii) any fails to comply to the terms of this agreement, litigation or relevant claims against the debtor or any event that could adversely affect the obligations included in this contract, iii) inform to the bank any deviation in the budget under this contract iv) Any event that could adversely affect and could reasonably occurs, mentioned before.

g)	Give to the bank any copy of the documents or notice relevant that could result in any material adversely effect to the bank.

h)	Inform any modifications to the by-laws within fifteen business bank days.

i)	Inform to the bank, within ten bank business days, any claim, action or demand initiated against the company by any court or other public or private entity that could cause any material adverse effect.

j)	Keep updated the contingencies plans to keep the business on going and make the best effort to accomplish with the main obligations related to licenses, permits, software.

k)	Inform to the bank, within ten bank business days the acquisition over or equal to fifty million of US dollars, of any ownership in companies that give to the debtor the control over that company.

l)	To pay on time taxes, labor or other obligations.

m)	To keep accurate accounting records according to the generally accounting principles accepted in Chile

n)	Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset. Specially the debtor will keep the property of the following bands a)Jumbo and b) Paris

o)	Keep its actual business operations and activities.

p)	To keep the actual number of shares in its main subsidiaries

q)	Comply with the laws, regulations and other legal provisions applicable to its subsidiaries.

r)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) assets pledges or encumbrances over consolidated liabilities under 1.2

s)	Not sell or transfer any essential consolidated asset. Essential asset under this contract are the brands a) Jumbo and Paris, b) the shares that represent at least fifty percent of the companies “Cencosud Retail S.A.” and Cencosud Shopping Centers S.A.

t)	Not enter into or execute, and not allow Relevant Subsidiaries to enter into or execute any act or agreement to liquidate or dissolve its operations or businesses, nor to agree on, enter into or execute any act to split or merge, when it involves or may involve, directly or indirectly, losing control or ownership of its current businesses, as well as the assets necessary for execution and that it produces or may produce an Important Adverse Effect.

22.	As established in the credit agreement signed October 19, 2011 between Cencosud S.A. as Debtor and Scotiabank & Trust (Cayman) LDT as Creditor, Cencosud S.A., shall comply with the following obligations and financial and management restrictions:

a)	Send the Audited Financial Statements under IFRS and its corresponding notes , as soon as they are available, even if they are not in the S.V.S web site.

b)	Send copy of the general information reported by the debtor to the S.V.S to accomplish with any rule.

c)	Send the taxes or stamp tax payments to which this contract is affected and inform any action on this taxes.

d)	Send, among with the Financial Information, a letter signed off by the attorneys properly authorized by the debtor, a letter informing comply or not any of the obligations included in this contract. Additionally to that the company should send a certificate signed off by the external auditors.

e)	Give to the bank any change in relevant events that could result in any material adversely effect to the bank.

f)	Ensure that at any time its obligations under this agreement shall have the same payment preference (pari passu) as its other debts with third party creditors.

g)	Not sell, transfer or give guarantees over any essential consolidated asset of the company or any subsidiary.

h)	The debtor and the guarantors can not incur in other indebtedness, except for those consider as part of the normal business and that can not adversely affect the Company.

i)	Keep the main asset to the business in good shape, giving proper maintenance, keeping insurance over the asset.

j)	Prohibition to the debtor or guarantor, merging or selling its assets, except for the exceptions consider in this agreement.

k)	To keep accurate accounting records according to the generally accounting principles accepted in Chile.

l)	To keep actual main business operations.

m)	Maintain the following financial ratios: (i) Leverage Ratio of no more than 1.2; (ii) Consolidated Equity greater than UF 28,000,000; (iii) Maintain a financial expense ratio of at least 3.0 to 1.0 and assets pledges or encumbrances over consolidated liabilities under 1.2.

n)	Not engage in, with related persons, transactions under conditions that are more that those transactions which could have agree with third parties.

23.	On December 19, 2005, E Wong and Hipermercados Metro (Originators) with assistance from Scotia Titulizadora (trustee), entered into a Securitization Trust Master Agreement.

On March 14, 2011, a prepayment of 55,500,000 Peruvian soles was made on the First Issuance and the First Series-Second Issuance of the Securitized Bonds, leaving outstanding the second series of the second issuance of bonds, equivalent to 11,000,000.00 Peruvian soles. On May 23, 2011, the Fourth Addendum of the Securitization Trust Master Agreement was entered into, by which the term “Indirect Contingents” was modified to exclude Cencosud Perú as a third party and to extinguish the Usufruct of the Patrimony in Trust. The Patrimony in Trust is comprised of the Future Cash Flows arising from the sales made by the Originators in the normal development of their commercial activities and that are paid using any of the Chosen Credit and/or Debit Cards (cards affiliated with the Mastercard network). These cash flows are accumulated in accounts designated for that purpose and back quarterly interest and annual principal payments of the Securitized Bonds.

Financial and Management Restrictions:

a)	Corporate restructuring: do not take part in any merger, consolidation, split or multi-level reorganization that generates indebtedness greater than the indebtedness limit (less than or equal to 2.20). In the event of non-compliance, 100% of the surplus available for covenants shall be withheld.

b)	Chosen Credit and or Debit Card Sales System: maintain the sales system referred to in the credit and or debit card acceptance of greater than or equal to 1.6 times the outstanding debt on the Securitized Bonds. In the event of non-compliance, 10% of the surplus available for covenants shall be withheld.

c)	Obligation to maintain insurance in effect: maintain in effect the insurance policies contracted for real estate owned by the company. In the event of non-compliance, 100% of the surplus available for covenants shall be withheld.

d)	Paying Bank and Issuing Bank System: select the credit and or debit card issuing bank as the paying bank when designated. In the event of non-compliance, 10% of the surplus available for covenants shall be withheld.

e)	Equity Indebtedness Limit: Not exceed a consolidated debt to equity ratio based on the table below:

Years	2009	2010	2011	2012	2013	2014	2015

Ratio	2.20	2.00	2.00	2.00	2.00	2.00	2.00

Indirect indebtedness: Maintain an indirect indebtedness ratio less than or equal to 0.10.

In the event of non-compliance by the Supermercados Wong Group, the trustee shall withhold 10% of the Surplus Available for Covenants. If non-compliance were to continue for a period of 30 calendar days, it shall withhold 20% of the Surplus Available for Covenants, and so on until reaching a limit of 50% of the Surplus Available for Covenants.

f)	Interest coverage ratio: Maintain an interest coverage ratio greater than or equal to 2.50.

g)	Distribution of Dividends and other limitations: It undertakes that the amounts paid during each fiscal year to its shareholders for dividends in cash or in kind or allowances paid to the Board of Directors not exceed 50% of the net profits for the year. In case of non-compliance, 100% of the surplus available for covenants shall be withheld.

h)	Intra-group commercial transactions: Not sell or provide services to Group companies or their shareholders at prices and conditions other than those applied to their customers that do not belong to the Group. In case of non-compliance, 100% of the surplus available for covenants shall be withheld.

i)	Acquisition of securities of Group companies: Not acquire securities issued by, or belonging to, the companies that comprise the Group, whether investment instruments (such as common shares or investment shares), debt instruments (such as corporate bonds, securitized bonds or commercial paper), or acquire portfolios or accounts receivable from those companies. In case of non-compliance, 100% of the surplus available for covenants shall be withheld.

24.	On September 2, 2010, Cencosud Perú S.A. and Banco Continental entered into a medium-term loan agreement by which Cencosud Perú S.A. commits to adopting the following measures over the life of the agreement. E. Wong S.A. and Hipermercados Metro S.A. were established as guarantors of this loan. Financial and Management Restrictions:

a)	Corporate obligations: Preserve and maintain the corporate existence, corporate objective, authorizations, licenses and permits required to conduct business.

b)	Submit quarterly and annual audited financial statements.

c)	Submit quarterly Compliance Certificate for Affirmative, Negative and Financial Obligations.

d)	Report any event that may have a Substantially Adverse Effect.

e)	Maintain accounting books and records in accordance with accounting principles generally accepted in Peru.

f)	Comply with applicable laws, including tax, social security, labor, pension, environmental and other types of legal provisions, as well as requirements from Governmental Authorities.

g)	Comply with tax and social security obligations.

h)	Maintain assets and insurance policies.

i)	Maintain ownership of the Wong and Metro brands and future brands related to the supermarket business, either directly or through subsidiaries.

j)	Maintain direct or indirect ownership of 51% of Wong and Metro and their respective successor companies or transferees.

k)	Maintain income from the retail and shopping center business areas equivalent to 70.00% of consolidated income.

l)	Indebtedness ratio: Maintain an indebtedness ratio of less than 1.50.

m)	Net equity should be greater than S/ 1,500,000,000.00 (one point five billion Nuevos Soles).

n)	Cencosud Perú and the guarantors undertake not to distribute profits, reduce their paid-in capital, pay dividends, hand over real estate or chattel property, money, rights, obligations, securities, make capital investments and increase the amount of their Financial Debt if it could result in a Non-Compliance Event.

o)	Cencosud Perú and the guarantors undertake not to grant loans or guarantees in favor of third parties outside the normal course of business, unless to a subsidiary and in the normal course of business.

p)	Cencosud Perú and the guarantors undertake not to dispose of, transfer, cede, give an interest in or sell the Assets that collectively represent 70% of its Equity.

q)	Cencosud Perú and the guarantors undertake not to engage in transactions involving the transfer of current or future cash flows.

r)	Cencosud Perú, the guarantors and/or any subsidiary may not grant guarantees in favor of third parties that involve pledging their assets or transferring them to a trust (except to guarantee loans secured to acquire such assets and/or replace guarantees), if the ratio of the collective assets (not pledged with specific guarantees) of Cencosud Perú and subsidiaries to the total unguaranteed Financial Debt of Cencosud Perú S.A. on a consolidated level is less than or equal to 1.25.

s)	Cencosud Perú and the guarantors undertake not to engage in any merger process with or acquire shares or interests in affiliates if such act may result in a materially adverse effect.

t)	Cencosud Perú and/or any of its subsidiaries may not engage directly or indirectly in activities developed outside the Cencosud S.A. Group.

u)	Not make the Loan subordinate to other obligations with third parties.

v)	Not transfer, delegate or cede the Loan.

w)	Transactions with related companies should be at market value.

x)	Should the Suspending Financial Ratios established in the Agreement be violated while the Agreement is in effect, the Borrower and the Guarantors may not: (i) agree on the direct or indirect distribution of profits, reduce their paid-in capital, pay dividends, either in money or in kind, hand over real estate or chattel property, money, rights, obligations, securities and other considerations for an interest in the company’s capital (ii) make capital investments and (iii) increase the amount of their Financial Debt. The restriction established in the prior paragraph shall not apply if the Borrower and the Guarantors designate all funds from any profit distribution agreement to prepaying the Loan.

25.	On October 29, 2010, E. Wong S.A. and Santander Overseas Bank Inc. entered into a medium-term loan agreement by which E. Wong S.A. commits to adopting the following measures over the life of the agreement.

Financial and Management Restrictions:

a)	Submit quarterly and annual audited financial statements.

b)	Maintain the loan on pari passu basis with other financing of a similar range.

c)	Report any event that may have a Substantially Adverse Effect.

d)	Maintain accounting books and records in accordance with accounting principles generally accepted in Peru.

e)	Undertakes to preserve (i) the Company’s existence, favorable position and status as a Corporation. (ii) Maintain all rights, privileges, ownership titles, franchises and concessions for the normal development of business.

f)	Compliance with laws, regulations and ordinances and tax payments.

g)	Undertakes to obtain all licenses, permits and government authorizations.

h)	In the event of any non-compliance in paying the loan, E. Wong S.A. may not, without prior written consent from the Bank, engage in any merger or consolidation process, sell, lease or dispose of any of its assets to any Person except to (a) sell obsolete assets, (b) sell inventory or (c) sell accounts receivable arising from the normal course of business.

26.	On November 16, 2010, Cencosud Perú S.A. and Banco Bilbao Vizcaya Argentaria S.A. entered into a medium-term loan agreement by which Cencosud Perú S.A. commits to adopting the following measures over the life of the agreement. E. Wong S.A., Hipermercados Metro S.A. and Tres Palmeras S.A. were established as guarantors of this loan.

Financial and Management Restrictions:

a)	Corporate obligations: Preserve and maintain the corporate existence, corporate objective, authorizations, licenses and permits required to conduct business.

b)	Submit quarterly and annual audited financial statements.

c)	Submit quarterly Compliance Certificate for Affirmative, Negative and Financial Obligations.

d)	Report any event that may have a Substantially Adverse Effect.

e)	Maintain accounting books and records in accordance with accounting principles generally accepted in Peru.

f)	Comply with applicable laws, including tax, social security, labor, pension, environmental and other types of legal provisions, as well as requirements from Governmental Authorities.

g)	Compliance with tax and social security obligations.

h)	Maintain assets and insurance policies.

i)	Maintain ownership of the Wong and Metro brands and future brands related to the supermarket business, either directly or through subsidiaries.

j)	Maintain direct or indirect ownership of 51% of Wong and Metro and their respective successor companies or transferees.

k)	Maintain income from the retail and shopping center business areas equivalent to 70.00% of consolidated income.

l)	Indebtedness ratio: Maintain an indebtedness ratio of less than 1.50.

m)	Net equity should be greater than S 1,500,000,000.00 (one point five billion Nuevos Soles).

n)	Cencosud Perú and the guarantors undertake to not grant loans or guarantees in favor of third parties outside the normal course of business, unless to a subsidiary and in the normal course of business.

o)	Cencosud Perú and the guarantors undertake not to dispose of, transfer, cede, give an interest in or sell relevant assets.

p)	Cencosud Perú and the guarantors undertake not to engage in transactions involving the transfer of current or future cash flows.

q)	Cencosud Perú, the guarantors and/or any subsidiary may not grant guarantees in favor of third parties that involve pledging their assets or transferring them to a trust (except to guarantee loans secured to acquire such assets and/or replace guarantees), if the ratio of the collective assets (not pledged with specific guarantees) of Cencosud Perú and subsidiaries to the total unguaranteed Financial Debt of Cencosud Perú S.A. on a consolidated level is less than or equal to 1.25.

r)	Cencosud Perú and the guarantors undertake not to engage in any merger, split, consolidation, transfer of property, plant and equipment used in production or to acquire new businesses if such act may result in a Materially Adverse Effect.

s)	Cencosud Perú and/or any of its subsidiaries may not engage directly or indirectly in activities developed outside the Cencosud S.A. Group.

t)	Not make the Loan subordinate to other obligations with third parties.

u)	Not transfer, delegate or cede the Loan.

v)	Transactions with related companies should be at market value.

Should the Suspending Financial Ratios established in the Agreement be violated while the Agreement is in effect, the Borrower and the Guarantors may not: (i) agree on the direct or indirect distribution of profits, reduce their paid-in capital, pay dividends, either in money or in kind, hand over real estate or chattel property, money, rights, obligations, securities and other considerations for an interest in the company’s capital (ii) make capital investments and (iii) increase the amount of their Financial Debt. The restriction established in the prior paragraph shall not apply if the Borrower and the Guarantors designate all funds from any profit distribution agreement to prepaying the Loan.

27.	On December 23, 2010, Cencosud Perú S.A. and Banco de Crédito del Perú entered into a medium-term loan agreement by which Cencosud Perú S.A. commits to adopting the following measures over the life of the agreement. E. Wong S.A., Hipermercados Metro S.A. and Tres Palmeras S.A. were established as guarantors of this loan.

Financial and Management Restrictions:

a)	Corporate obligations: Preserve and maintain the corporate existence, corporate objective, authorizations, licenses and permits required to conduct business.

b)	Submit quarterly and annual audited financial statements.

c)	Submit quarterly Compliance Certificate for Affirmative, Negative and Financial Obligations and a certificate confirming that no Non-Compliance Events or Substantially Adverse Events have occurred.

d)	Maintain accounting books and records in accordance with accounting principles generally accepted in Peru.

e)	Notify the Bank of any meeting of creditors, insolvency proceedings or any other payment suspension process initiated under Applicable Law.

f)	Comply with applicable laws, including tax, social security, labor, pension, environmental and other types of legal provisions, as well as requirements from Governmental Authorities.

g)	Maintain assets and insurance policies.

h)	Maintain sureties in effect during the life of the Loan.

i)	Not distribute dividends or any other form of profit distribution when a Non-Compliance Event could result from that distribution.

j)	Not sell, lease, give in usufruct, dispose of or transfer its property, plant and equipment and/or cede the rights to them, including transfers to a trust for an amount greater than 30% of net consolidated equity.

k)	Not grant financing or guarantees in favor of third party individuals or entities or in favor of their Affiliates (except in favor of its Subsidiaries) for an individual or aggregate amount of US$3,500,000 or its equivalent in Nuevos Soles.

l)	Not transfer the Loan, except with prior written authorization.

m)	Cencosud Perú and its Subsidiaries shall not establish guarantees over its property, plant and equipment.

n)	Maintain a leverage ratio equal to or less than 1.5.

o)	Not make capital investments related to the acquisition, improvement or replacement of property, plant and equipment or dividend distributions when the debt service coverage ratio is less than 1.80 during the immediately prior period or the following projected period.

p)	Not take out debt with shareholders, directors, managers or Subsidiaries, except when such debt is subordinate to the Bank’s debt.

q)	Cencosud Perú and the guarantors undertake not to take part in any liquidation, merger or other type of corporate reorganization process, except with a company from the Cencosud Group.

r)	Not make the Loan subordinate to other obligations with third parties.

s)	Transactions with related companies should be at market value.

t)	Cencosud Perú and the guarantors undertake to communicate changes in Effective Control.

u)	Report any event that may have a Substantially Adverse Effect.

v)	Cencosud Perú and the guarantors shall report if their shareholders agree to reduce paid-in capital or if for purposes of Applicable Law they were obligated to reduce it by an amount equivalent to more than 10% of its paid-in capital.

w)	Cencosud Perú and its subsidiaries may not engage in new financing transactions or obligations if such acts could result in a Substantially Adverse Effect.

x)	Cencosud Perú and the guarantors may not engage directly or indirectly in activities developed outside the Cencosud S.A. Group.

As of December 31, 2011 and 2010 the Company was in compliance with the aforementioned rates.

17. Trade accounts payable and other payables

The composition of the area as of December 31, 2011 and 2010 is as follows:

		As of December 31,
	Current		Non-current
Account	2011	2010	2011	2010

	ThCh$	ThCh$	ThCh$	ThCh$
Trade creditors	1,388,459,617	1,137,573,547	11,150,691	10,259,061
Withholdings	158,078,423	140,529,776	—	—
Lease liabilities	3,282,468	2,640,207	—	—
Other accounts payable	1,000,211	216,938	—	—

Totals	1,550,820,719	1,280,960,468	11,150,691	10,259,061

18. Provisions and other liabilities

18.1 Provisions

18.1.1 The composition of this item as of December 31, 2011 and 2010 is as follows:

		As of December 31,
	Current		Non-current
Accruals and provision	2011	2010	2011	2010

	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	15,425,204	26,354,464	55,049,716	27,055,493
Onerous contracts provision(2)	296,376	630,391	5,290,600	1,627,907

Totals	15,721,580	26,984,855	60,340,316	28,683,400

(1) Provisions for legal claims

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those presenting a probable occurrence likelihood and the amount of loss can be quantified or estimated:

Country	As of December 31, 2011				Exposure
	Case number	Civil	Labor	Tax	Total	Current	Non-current

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	439	2,017,865	674,291	—	2,692,156	2,692,156	—
Argentina	5,510	9,012,553	16,094,603	3,112,563	28,219,719	—	28,219,719
Brasil	6,285	1,528,374	5,098,785	32,935,886	39,563,045	12,733,048	26,829,997

Total Provision	12,234	12,558,792	21,867,679	36,048,449	70,474,920	15,425,204	55,049,716

	Exposure non current—estimated timing of the outflows

	2-3 years	3-5 years	more than 5 years	Totals
	ThCh$	ThCh$	ThCh$	ThCh$
Argentina	11,485,852	13,999,372	2,734,495	28,219,719
Brazil	11,852,779	13,644,271	1,332,947	26,829,997

Total Provision	23,338,631	27,643,643	4,067,442	55,049,716

No amount is expected to be reimbursed by the above contingencies.

The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and suits related with customer service.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees mainly located in Argentina, including claims regarding overtime, holidays, health conditions and equality on remuneration.

Tax provision: This primarily corresponds to claims in Brazil related to i) ICMS (sales tax) credit taxes in certain operations, ii) ICMS for stock differences, iii) ICMS differences as a result of a smaller proportion than those calculated. This also includes claims related to PIS COFINS (Social Integration Program and Contribution for the financing Social Security) and internal revenue tax differences.

(2) Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the period.

The fair values were calculated based on fair market values, considering the valuation of the expected lease of a real estate, expected valuation of a commercial business, environment, location, size, recent information of transactions of similar characteristics and nature, supply and demand, and other analyses. The amount of the adjustment has been calculated based on the lower of the present value of the commitments, discounted at a market rate or the cost of rescission of the contract.

18.2 Roll-forward of provisions:

Provision type	Legal claims	Onerous contracts	Total

	ThCh$	ThCh$	ThCh$
Initial Balance 01/01/2011	53,409,957	2,258,298	55,668,255
Movements in Provisions:
Additional provisions	9,643,074	—	9,643,074
Increase (decrease) in existing provisions	3,609,389	(571,322)	3,038,067
Acquisitions through business combinations	8,811,324	3,900,000	12,711,324
Used provision	(5,143,603)	—	(5,143,603)
Increase (decrease) in foreign exchange rate	144,779	—	144,779

Changes in provisions, total	17,064,963	3,328,678	20,393,641

Total provision, final balance as of 12/31/2011	70,474,920	5,586,976	76,061,896

Provision type	Legal claims	Onerous contracts	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance 01/01/2010	37,159,075	3,446,913	3,932,106	44,538,094
Movements in Provisions
Additional provisions	10,660,503	—	—	10,660,503
Increase (decrease) in existing provisions	16,035,716	(1,188,615)	—	14,847,101
Used provision	(6,087,772)	—	(3,932,106)	(10,019,878)
Reversal of unused provision	(755,148)	—	—	(755,148)
Increase (decrease) in foreign exchange rate	(3,602,417)	—	—	(3,602,417)

Changes in provisions, total	16,250,882	(1,188,615)	(3,932,106)	11,130,161

Total provision, final balance at 12/31/2010	53,409,957	2,258,298	—	55,668,255

19. Other non-financial liabilities

The composition of this item as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011	2010

	ThCh$	ThCh$
Customer loyalty program	12,697,758	17,547,929
Guarantees deposits	8,161,228	6,549,631
Minimum accrual dividend	47,362,611	52,653,630
Other	2,828,708	2,781,154

Total Other non financial Liabilities, current	71,050,305	79,532,344

Guarantees deposits	14,192,881	12,243,146
Prepaid Commissions	62,985,921	13,640,880
Other	5,542,987	4,347,121

Total Other non financial Liabilities, non-current	82,721,789	30,231,147

20. Current provisions for employee benefits

The composition of this item as of December 31, 2011 and 2010 is as follows:

	As of December 31,
	2011	2010

	ThCh$	ThCh$
Employees’ vacation	45,014,488	34,219,914
Income sharing and bonusses	23,635,386	20,176,078

Total accumulated or accrued liabilities	68,649,874	54,395,992

The amount of accumulated liabilities for vacations is calculated in accordance with current Chilean legislation on an accrual basis. The bonuses relate to the amount that is paid the following year with respect to compliance with annual targets, which can be estimated reliably.

21. Other current and non-current non-financial assets

The composition of the area as of December 31, 2011 and 2010 is as follows:

	As of December 31,
Other non-financial assets, current	2011	2010

	ThCh$	ThCh$
Lease guarantees	3,469,790	2,335,496
Pre-paid rent	2,402,568	1,514,886
Pre-paid insurance	6,291,444	4,378,893
Other	95,039	101,667

Total	12,258,841	8,330,942

	As of December 31,
Other non-financial assets, non-current	2011	2010

	ThCh$	ThCh$
Lease guarantees	5,970,932	5,058,836
Pre-paid rent	26,906,749	18,640,232
Other	2,174,278	2,823,023

Total	35,051,959	26,522,091

22. Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

In line with the industry, the Cencosud Group monitors its capital using the leverage ratio. This ratio is calculated by dividing net financial debt by total capital. Net financial debt corresponds to total indebtedness (including current and non-current debt) less cash and cash equivalents. Total capital corresponds to total equity as shown in the consolidated statement of financial position plus net debt.

In accordance with the above, the Cencosud Group has combined different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

22.1 Paid-in capital

As of December 31, 2011, the authorized, subscribed and paid-in capital amounts to ThCh$ 927,804,431.

22.2 Subscribed and paid shares

As of December 31, 2011 the Company’s capital is represented by 2,264,103,215 shares without par value, of one vote per share.

As of December 31, 2011, 39,911,801 issued shares are pending subscription and payment, of which 39,911,801 expire on April 25, 2013.

During the year 2010 and the period ended December 31, 2011, there have been no share movements.

22.3 Dividends

The dividend distribution policy adopted by Cencosud S.A. establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

At the Ordinary Shareholders’ Meeting on April 20, 2011, the shareholders agreed to pay a minimum mandatory final dividend of Ch$24.60733 per share, charged to profit for the year 2010, which is equivalent to ThCh$55,713,543.

At an extraordinary meeting of the Board of Directors of Cencosud S.A. held November 5, 2010, the Board agreed to distribute an interim dividend of ThCh$8.96643 per share charged to profit for the year 2010. This dividend was made available on November 16, 2010 to shareholders registered in the respective registry on November 10, 2010.

At an ordinary meeting of the Board of Directors of Cencosud S.A. held March 26, 2010, the Board agreed to distribute a final dividend of ThCh$15.38 per share charged to profit for the year 2009. This dividend was made available to shareholders registered in the respective registry five days before payment on May 12, 2010, in accordance with an agreement made by the shareholders in an Ordinary Shareholders’ Meeting held April 30, 2010.

22.4 Reserves

Roll-forward of reserves between January 1, 2011 and December 31, 2011 is as follows:

Reserve roll-forward	Translation	Hedging reserves	Other reserves	Total reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance current period 01/01/2011	(310,945,441)	5,004,529	56,225,241	(249,715,671)

Change in equity
Other integral results	77,894,513	4,821,077	—	82,715,590
Transfer to (from) retained earnings	—	—	(35,722,397)	(35,722,397)

Total changes in equity	77,894,513	4,821,077	(35,722,397)	46,993,193

Final balance of current period, 12/31/2011	(233,050,928)	9,825,606	20,502,844	(202,722,478)

Roll-forward of reserves between January 1, 2010 and December 31, 2010 is as follows:

	Translation	Hedging reserves	Other reserves	Total reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance current period 01/01/2010	(217,715,158)	6,349,649	53,987,001	(157,378,508)

Change in equity
Other integral results	(93,230,283)	(1,345,120)	—	(94,575,403)
Transfer to (from) retained earnings	—	—	2,238,240	2,238,240

Total changes in equity	(93,230,283)	(1,345,120)	2,238,240	(92,337,163)

Final balance of current period, 12/31/2010	(310,945,441)	5,004,529	56,225,241	(249,715,671)

a)	Translation reserves: originated in the translation of the financial statements of subsidiaries located abroad, whose functional currency is different than the presentation currency of the consolidated financial statements.

b)	Hedging reserves: this reserve arises from the application of cash flow hedging accounting for certain financial instruments. These reserves are transferred to income of the period at the end of the life of the instruments’ contracts when the hedged cash flow is realized.

c)	Other reserves: the initial balance arose primarily from the elimination of price-level restatement of book-basis capital under IFRS for the transition year. The decrease in this account as of December 31, 2011 mainly includes recognition of the fair value of options contracts entered into between Cencosud Group and UBS for ThCh$ 39.315.720 (note 16.1).

22.5 Non-controlling interest

Details of the non-controlling shares as of December 31, 2011 and 2010 is as follows:

	Minority interest	As of December 31,
Company		2011	2010

	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00010	200	182
Cencosud Internacional Ltda.	0.00433	65,093	56,989
Mercado Mayorista P y P Ltda.	10.00000	93,589	95,065
Easy S.A.	0.42500	162,666	132,423
Comercial Food and Fantasy Ltda.	10.00000	(122,301)	(97,692)
Administradora del Centro Comercial
Alto Las Condes Ltda.	55.00000	(54,824)	119,960
Cencosud Retail S.A.	0.04435	238,415	172,583
Jumbo Retail Argentina S.A.	38.68320	86,969,669	74,298,766
Cencosud Argentina S.A.	0.08302	397,788	107,484
Cencosud Tiendas S.A.	14.42000	7,445,617	—

Total		95,195,912	74,885,760

Details of the non-controlling interests are as follows, for the years ended December 31, is as follows:

	Minority interest	Results
Company		2011	2010	2009

	%	ThCh$	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00010	17	15	16
Cencosud Internacional Ltda.	0.00433	5,853	4,597	2,416
Mercado Mayorista P y P Ltda.	10.00000	(1,476)	(581)	(5)
Easy S.A.	0.42500	30,214	29,573	175
Comercial Food and Fantasy Ltda.	10.00000	(24,608)	3,175	(14,500)
Administradora del Centro Comercial
Alto Las Condes Ltda.	55.00000	(174,794)	(313,239)	(55,780)
Cencosud Retail S.A.	0.04435	46,229	44,704	288
Jumbo Retail Argentina S.A.	38.68320	10,613,039	10,435,641	4,006,993
Cencosud Argentina S.A.	0.08302	64,782	16,266	8,872
Cencosud Tiendas S.A.	14.42000	1,951,593	—	—

Total		12,510,849	10,220,151	3,948,475

23. Income

The breakdown of ordinary income is as follows:

	For the year ended December 31,
Income by nature	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Sale of goods	7,203,903,734	5,911,410,443	5,182,514,046
Services rendered	233,798,103	185,125,797	158,043,531
Commission(*)	4,657,307	5,776,404	4,308,463
Interests income	162,447,229	134,660,964	220,379,812

Total	7,604,806,373	6,236,973,608	5,565,245,852

(*)	Includes revenues from insurance brokerage, travel agencies, family entertainment centers and customer loyalty program.

24. Breakdown of significant results

The items by function from the Statements of Income are described as follows in 24.1, 24.2 y 24.3.

Expenses by nature of integral income by function	For the year ended December 31,
	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Cost of sales	5,434,916,638	4,457,228,589	4,060,148,290
Distribution cost	15,017,899	11,362,548	9,276,031
Administrative expenses	1,513,955,378	1,237,915,795	1,080,152,462
Other expenses by function	140,400,227	121,795,565	115,306,989

Total	7,104,290,142	5,828,302,497	5,264,883,772

24.1 Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the year ended December 31,
Expenses by nature	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Cost of goods sold	5,242,789,902	4,358,061,295	3,895,127,465
Other cost of sales	192,126,736	99,167,294	165,020,825
Personnel expenses	919,214,960	733,528,788	672,307,612
Depreciation and amortization	120,174,307	102,310,024	101,532,959
Distribution cost	15,017,899	11,362,548	9,276,031
Other expenses by function	140,400,227	121,795,565	115,306,989
Consumption or living expenses	82,692,345	64,119,803	68,824,453
Cleaning	43,266,099	36,250,910	32,119,372
Safaty and security	42,915,213	36,186,680	31,924,813
Maintenance	52,649,260	48,809,804	40,088,193
Professional fees	34,812,393	28,725,745	21,990,174
Bags for Customers	27,299,462	22,317,738	12,702,996
Credit card commission	63,895,227	50,893,762	44,616,444
Other	127,036,112	114,772,541	54,045,446

Total	7,104,290,142	5,828,302,497	5,264,883,772

24.2 Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the year ended December 31,
Personnel expenses	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Salaries	725,479,229	571,405,278	513,703,878
Short—term employee benefits	173,808,409	144,142,289	131,558,810
Termination benefits	19,927,322	17,981,221	27,044,924

Total	919,214,960	733,528,788	672,307,612

24.3 Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

	For the year ended December 31,
Depreciation and amortization	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Depreciation	108,824,680	93,138,248	93,043,575
Amortization	11,349,627	9,171,776	8,489,384

Total	120,174,307	102,310,024	101,532,959

24.4 Other gains (losses)

	For the year ended December 31,
Other gains (loss)	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Compulsory fluctuation PUT option—Group Wong	—	15,508,330	61,939,124
Earthquake damage recovered (net)	—	(4,865,149)	—
Sales of Inmobiliaria Mall Calama S.A.	—	—	5,182,563
UBS Call Option	(18,768,191)	—	—
Negative Goodwill Johnson’s	13,533,934	—	—
Commission under operational agreement	4,223,587	—	—
Other Net Gains and Losses	1,886,016	128,802	2,875,126

Total	875,346	10,771,983	69,996,813

As a result of the earthquake that impacted south central Chile on February 27, 2010, there was major damage primarily to Santa Isabel stores in the cities of Concepción, Talcahuano, Coronel and San Pedro de la Paz. The Company had insurance coverage for damages resulting from the earthquake itself as well as damage caused by third parties.

24.5 Other operating income

	For the year ended December 31,
Other operating income	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	5,664,678	3,147,232	771,659
Recovery of fees	862,165	707,691	706,270
Increase on revaluation of investment properties	72,797,791	37,573,302	5,060,779
Other Income	5,803,243	2,442,759	1,032,743

Total	85,127,877	43,870,984	7,571,451

24.6 Financial results

The following is the financial income detailed for the periods ended:

	For the year ended December 31,
Financial results	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Financial income	10,984,101	16,922,479	3,829,964

Financial income	10,984,101	16,922,479	3,829,964
Bank loan expenses	(68,858,210)	(40,843,313)	(52,660,185)
Bond debt expenses	(57,053,521)	(38,615,726)	(30,016,337)
Interest on bank loans	(7,407,777)	(7,122,461)	(11,111,472)
Valuation of financial derivatives expenses	(10,816,223)	(148,252)	365,591

Financial Expenses	(144,135,731)	(86,729,752)	(93,422,403)
Results from UF indexed bonds in Chile	(24,867,764)	(15,656,615)	12,957,397
Results from UF indexed Other	(6,420,766)	—	—

(Losses) gains from indexation	(31,288,530)	(15,656,615)	12,957,397
Financial debt IFC-ABN Argentina	(5,466,649)	(3,661,821)	(9,348,125)
Bond dedt USA and Perú	(6,159,487)	1,151,800	3,489,838
Financial debt Perú	1,750,021	457,243	1,434,746

Exchange difference	(9,876,115)	(2,052,778)	(4,423,541)

Financial results total	(174,316,275)	(87,516,666)	(81,058,583)

25. Corporate income tax

The corporate income tax expense amounts to ThCh$ 119,555,608, ThCh$ 76,830,033 and ThCh$ 53,899,979, for the periods according to the following detail:

Expenses (income) due to income tax, current and deferred portions (presentation)	For the year ended December 31,
	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Current tax expense	90,637,958	66,116,937	35,952,299
Adjustments to income tax of the prior period	—	—	(543,427)

Total current tax expenses, Net	90,637,958	66,116,937	35,408,872

Deferred tax income (expense) due to taxes arising from the creation and reversal of temporary differences	25,757,361	17,020,596	18,491,107
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	3,160,289	(6,307,500)	—

Total deferred tax expenses, net	28,917,650	10,713,096	18,491,107

Expense due to income tax	119,555,608	76,830,033	53,899,979

Expenses (income) due to income tax, by source (national, foreign) (presentation)	For the year ended December 31,
	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Current income tax expense, Net, Foreign	59,211,226	51,198,389	22,312,033
Current income tax expense, Net, Local	31,426,732	14,918,548	13,096,839

Current income tax expense, Net, Total	90,637,958	66,116,937	35,408,872

Deferred income tax expense, Net, Foreign	22,814,635	4,650,356	9,208,941
Deferred income tax expense, Net, Local	6,103,015	6,062,740	9,282,166

Deferred income tax expense, Net, Total	28,917,650	10,713,096	18,491,107

Tax Expense	119,555,608	76,830,033	53,899,979

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

Reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate	For the periods
	2011	2010	2009

	M$	ThCh$	ThCh$
Income tax expense using the legal rate	84,141,278	65,359,022	51,819,920

Tax effect of rates in other territories	33,575,867	27,423,531	8,393,376
Non-taxable income (non-taxable expenses), net	9,327,074	(2,636,416)	—
Capitalized expenses	—	(5,224,492)	—
Income effect of non-taxable Equity Value	(5,783,010)	(4,972,022)	(1,693,276)
Price level restatement under tax law	(4,606,120)	(3,264,179)	(2,533,535)
Tax Effect of changes in tax rates	3,160,289	3,644,585	(2,086,506)
Other increase (decrease) in legal tax charge	(259,770)	(3,499,996)	—

Adjustments to tax expenses using the legal rate, Total	35,414,330	11,471,011	2,080,059

Income tax expense using the effective rate	119,555,608	76,830,033	53,899,979

a)	Tax losses:

The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad.

These losses are in countries where they have no time limit and their reversal is estimated as projected future revenues as increasing.

b)	Reversal of asset and liability timing differences:

The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c)	Rate of income tax.

The current income tax rate in Chile that affects the company is 17% for the year 2010, 20% for 2011, 18.5% for 2012 and is expected return to 17% for 2013. The rates that affect its foreign subsidiaries are: 35% in Argentina, 33% in Colombia, 30% in Peru and 34% in Brazil.

d)	Deferred taxes not recognized.

The Company has no unrecognized deferred taxes as of the date of these financial statements.

26. Earnings per share

The basic earnings per share is calculated dividing the profits attributable to the Company shareholders among the weighted average of the common shares circulating during the year, excluding any common shares acquired by the Company and held as treasury shares.

	For the year ended December 31,
Basic Earnings per Share	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Earnings Attributable to instruments of participation in the net equity of the controlling entity	285,915,282	296,261,227	243,597,255

Available income for common shareholders, basic	285,915,282	296,261,227	243,597,255

Weighted average of share number, basic	2,264,103,215	2,264,103,215	2,193,009,822
Earnings per share, basic	126.3	130.9	111.1

The diluted earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average of common shares that would be issued on the conversion of all dilutive potential ordinary shares are dilutive.

	For the year ended December 31,
Basic Earnings per Share, diluted	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Earnings Attributable to instruments of participation in the net equity of the controlling entity	285,915,282	296,261,227	243,597,255

Available income for common shareholders, diluted	285,915,282	296,261,227	243,597,255

Weighted average of share number, diluted	2,286,603,215	2,286,603,215	2,193,009,822
Earnings per share, diluted	125.0	129.6	111.1

	For the year ended December 31,
Reconciliation of basic and diluted shares	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Weighted average number of shares, basic	2,264,103,215	2,264,103,215	2,193,009,822
Increase in shares from share-based compensation plans	22,500,000	22,500,000	—

Weighted average number of shares, diluted	2,286,603,215	2,286,603,215	2,193,009,822

27. Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

27.1 Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

27.2 Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the periods ended December 31, 2011, 2010 and 2009 in thousands of Chilean pesos, is the following:

Regional information, by segment

Consolidated statement of income For the year ended December 31, 2011	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,556,271,353	129,727,271	948,640,802	690,772,399	267,874,237	11,520,311	7,604,806,373
Cost of sales	(4,177,664,040)	(19,448,911)	(647,337,459)	(499,413,266)	(85,631,767)	(5,421,195)	(5,434,916,638)

Gross Margin	1,378,607,313	110,278,360	301,303,343	191,359,133	182,242,470	6,099,116	2,169,889,735

Other revenues by function	7,519,999	76,522,049	184,669	830,854	52,116	18,190	85,127,877
Sales, general and administrative expenses	(1,086,570,417)	(22,144,624)	(234,196,587)	(162,492,264)	(90,876,852)	(73,092,760)	(1,669,373,504)
Financial expenses and income, net	—	—	—	—	—	(133,151,630)	(133,151,630)
Participation in profit or loss of equity method associates	48,108	5,735,280	—	—	—	(4,828)	5,778,560
Exchange differences	—	—	—	—	—	(9,876,115)	(9,876,115)
(Losses) from Indexation	—	—	—	—	—	(31,288,530)	(31,288,530)
Other earnings, net	—	—	—	—	—	875,346	875,346
Income tax charge	—	—	—	—	—	(119,555,608)	(119,555,608)
Comprehensive income and expenses from minority interests	—	—	—	—	—	(12,510,849)	(12,510,849)

Comprehensive income and expenses, Total	299,605,003	170,391,065	67,291,425	29,697,723	91,417,734	(372,487,668)	285,915,282

Depreciation and amortization	76,559,436	2,344,118	16,500,774	17,292,116	2,937,314	4,540,549	120,174,307

For the year ended December 31, 2010
Revenues from ordinary activities	4,452,758,880	116,990,741	819,837,864	622,718,876	221,010,287	3,656,960	6,236,973,608
Cost of sales	(3,355,795,513)	(17,857,530)	(561,005,948)	(446,769,009)	(70,457,951)	(5,342,638)	(4,457,228,589)

Gross Margin	1,096,963,367	99,133,211	258,831,916	175,949,867	150,552,336	(1,685,678)	1,779,745,019

Other revenues by function	6,204,329	37,611,082	66,580	(25,251)	2,990	11,254	43,870,984
Sales, general and administrative expenses	(853,854,809)	(21,212,943)	(205,546,213)	(151,340,845)	(76,516,196)	(62,602,902)	(1,371,073,908)
Financial expenses and income, net	—	—	—	—	—	(69,807,273)	(69,807,273)
Participation in profit or loss of equity method associates	51,166	6,818,114	—	—	—	644,719	7,513,999
Exchange differences	—	—	—	—	—	(2,052,778)	(2,052,778)
(Losses) from Indexation	—	—	—	—	—	(15,656,615)	(15,656,615)
Other earnings, net	—	—	—	—	—	10,771,983	10,771,983
Income tax charge	—	—	—	—	—	(76,830,033)	(76,830,033)
Comprehensive income and expenses from minority interests	—	—	—	—	—	(10,220,151)	(10,220,151)

Comprehensive income and expenses, Total	249,364,053	122,349,464	53,352,283	24,583,771	74,039,130	(227,427,474)	296,261,227

Depreciation and amortization	58,346,828	4,299,529	16,435,058	16,211,403	3,231,493	3,785,713	102,310,024

Regional information, by segment

Consolidated statement of income For the year ended December 31, 2009	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	4,006,366,187	108,167,924	671,517,108	516,536,552	261,257,459	1,400,622	5,565,245,852
Cost of sales	(3,054,483,080)	(22,408,583)	(470,166,523)	(380,568,881)	(128,909,817)	(3,611,406)	(4,060,148,290)

Gross Margin	951,883,107	85,759,341	201,350,585	135,967,671	132,347,642	(2,210,784)	1,505,097,562

Other revenues by function	2,338,215	5,063,693	29,448	107,241	—	32,854	7,571,451
Sales, general and administrative expenses	(755,517,185)	(21,836,561)	(168,371,626)	(142,675,424)	(65,254,391)	(51,080,295)	(1,204,735,482)
Financial expenses and income, net	—	—	—	—	—	(89,592,439)	(89,592,439)
Participation in profit or loss of equity method associates	158,585	4,408,518	—	—	—	6,845	4,573,948
Exchange differences	—	—	—	—	—	(4,423,541)	(4,423,541)
Gains from indexation	—	—	—	—	—	12,957,397	12,957,397
Other earnings, net	—	—	—	—	—	69,996,813	69,996,813
Income tax charge	—	—	—	—	—	(53,899,979)	(53,899,979)
Comprehensive income and expenses from minority interests	—	—	—	—	—	(3,948,475)	(3,948,475)

Comprehensive income and expenses, Total	198,862,722	73,394,991	33,008,407	(6,600,512)	67,093,251	(122,161,604)	243,597,255

Depreciation and amortization	53,980,736	9,025,476	15,936,684	17,990,713	1,049,402	3,549,948	101,532,959

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

27.3 Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the year ended December 31, 2011	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,826,056,074	64,500,943	367,482,607	690,772,399	222,560,370	(340,328)	3,171,032,065
Cost of sales	(1,392,974,430)	(5,097,011)	(265,945,202)	(499,413,266)	(71,603,835)	(1,679,794)	(2,236,713,538)

Gross margin	433,081,644	59,403,932	101,537,405	191,359,133	150,956,535	(2,020,122)	934,318,527

Argentina
Ordinary income, total	1,553,663,443	59,661,271	541,777,988	—	31,915,370	8,909,899	2,195,927,971
Cost of sales	(1,107,112,515)	(13,577,531)	(352,609,965)	—	(9,346,562)	(2,677,355)	(1,485,323,928)

Gross margin	446,550,928	46,083,740	189,168,023	—	22,568,808	6,232,544	710,604,043

Brazil
Ordinary income, total	1,552,064,331	—	—	—	4,657,306	—	1,556,721,637
Cost of sales	(1,204,385,968)	—	—	—	—	—	(1,204,385,968)

Gross margin	347,678,363	—	—	—	4,657,306	—	352,335,669

Peru
Ordinary income, total	624,487,505	5,565,057	—	—	8,741,190	2,950,742	641,744,494
Cost of sales	(473,191,128)	(774,370)	—	—	(4,681,369)	(1,064,044)	(479,710,911)

Gross margin	151,296,377	4,790,687	—	—	4,059,821	1,886,698	162,033,583

Colombia
Ordinary income, total	—	—	39,380,206	—	—	—	39,380,206
Cost of sales	—	—	(28,782,293)	—	—	—	(28,782,293)

Gross margin	—	—	10,597,913	—	—	—	10,597,913

Gross margin by country and segment

For the year ended December 31, 2010	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,680,021,557	54,851,907	335,727,404	622,718,876	199,727,243	(3,448,810)	2,889,598,177
Cost of sales	(1,280,914,592)	(4,912,996)	(240,655,260)	(446,769,009)	(64,356,481)	(1,420,594)	(2,039,028,932)

Gross margin	399,106,965	49,938,911	95,072,144	175,949,867	135,370,762	(4,869,404)	850,569,245

Argentina
Ordinary income, total	1,370,236,283	53,336,695	451,021,344	—	12,653,841	4,856,657	1,892,104,820
Cost of sales	(990,079,422)	(10,827,267)	(297,025,936)	—	(5,752,227)	(3,157,261)	(1,306,842,113)

Gross margin	380,156,861	42,509,428	153,995,408	—	6,901,614	1,699,396	585,262,707

Brazil
Ordinary income, total	842,901,494	—	—	—	5,776,404	—	848,677,898
Cost of sales	(661,807,973)	—	—	—	—	—	(661,807,973)

Gross margin	181,093,521	—	—	—	5,776,404	—	186,869,925

Peru
Ordinary income, total	559,599,546	8,802,139	—	—	2,852,800	2,249,113	573,503,598
Cost of sales	(422,993,527)	(2,117,268)	—	—	(349,241)	(764,783)	(426,224,819)

Gross margin	136,606,019	6,684,871	—	—	2,503,559	1,484,330	147,278,779

Colombia
Ordinary income, total	—	—	33,089,115	—	—	—	33,089,115
Cost of sales	—	—	(23,324,752)	—	—	—	(23,324,752)

Gross margin	—	—	9,764,363	—	—	—	9,764,363

Gross margin by country and segment

For the year ended December 31, 2009	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,609,129,640	51,590,686	263,765,444	516,536,552	240,230,740	(2,975,712)	2,678,277,350
Cost of sales	(1,234,231,074)	(7,447,497)	(191,715,588)	(380,568,881)	(123,648,409)	(1,133,040)	(1,938,744,489)

Gross margin	374,898,566	44,143,189	72,049,856	135,967,671	116,582,331	(4,108,752)	739,532,861

Argentina
Ordinary income, total	1,280,078,510	46,580,927	398,226,443	—	13,386,203	3,368,476	1,741,640,559
Cost of sales	(957,049,728)	(10,693,467)	(271,412,508)	—	(5,237,841)	(2,478,311)	(1,246,871,855)

Gross margin	323,028,782	35,887,460	126,813,935	—	8,148,362	890,165	494,768,704

Brazil
Ordinary income, total	566,256,650	—	—	—	4,308,463	—	570,565,113
Cost of sales	(442,605,387)	—	—	—	—	—	(442,605,387)

Gross margin	123,651,263	—	—	—	4,308,463	—	127,959,726

Peru
Ordinary income, total	550,901,387	9,996,311	—	—	3,332,054	1,007,858	565,237,610
Cost of sales	(420,596,892)	(4,267,620)	—	—	(23,565)	(3)	(424,888,080)

Gross margin	130,304,495	5,728,691	—	—	3,308,489	1,007,855	140,349,530

Colombia
Ordinary income, total	—	—	9,525,220	—	—	—	9,525,220
Cost of sales	—	—	(7,038,427)	—	—	(52)	(7,038,479)

Gross margin	—	—	2,486,793	—	—	(52)	2,486,741

27.4 Regional information by segment: non-current assets

In thousands of Chilean pesos

Regional information by segment

Non current assets At December 31, 2011	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current	—	—	—	—	—	46,979,614	46,979,614
Other non-financial assets, non-current	—	—	—	—	—	35,051,959	35,051,959
Trade receivables and other receivables, non-current	32,932,917	—	—	—	177,172,609	3,022,990	213,128,516
Equity method investments	920,899	37,897,834	—	—	11,707	—	38,830,440
Intangible assets other than goodwill	148,458,304	—	—	120,754,314	205,608,697	26,825,617	501,646,932
Goodwill	—	—	—	—	—	1,001,778,510	1,001,778,510
Property, plant and equipment	1,354,465,551	207,931,976	363,238,824	288,756,624	6,103,646	39,792,569	2,260,289,190
Investment property	—	1,310,143,075	—	—	—	—	1,310,143,075
Deferred income tax assets	—	—	—	—	—	154,163,285	154,163,285

Total non-current assets	1,536,777,671	1,555,972,885	363,238,824	409,510,938	388,896,659	1,307,614,544	5,562,011,521

At December 31, 2010
Other financial assets, non-current	—	—	—	—	—	3,469,620	3,469,620
Other non-financial assets, non-current	—	—	—	—	—	26,522,091	26,522,091
Trade receivables and other receivables, non-current	2,980,060	—	—	—	188,763,850	147,184	191,891,094
Equity method investments	1,035,155	33,301,709	—	—	11,707	—	34,348,571
Intangible assets other than goodwill	87,669,304	—	—	120,754,314	205,608,697	32,529,074	446,561,389
Goodwill	—	—	—	—	—	1,013,222,038	1,013,222,038
Property, plant and equipment	1,004,448,461	161,611,998	341,896,803	192,704,727	6,043,452	19,784,086	1,726,489,527
Investment property	—	1,187,154,458	—	—	—	—	1,187,154,458
Deferred income tax assets	—	—	—	—	—	123,501,450	123,501,450

Total non-current assets	1,096,132,980	1,382,068,165	341,896,803	313,459,041	400,427,706	1,219,175,543	4,753,160,238

27.5 Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

At December 31, 2011	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,260,639,074	1,373,378,310	1,134,623,723	801,584,506	86,335,385	7,656,560,998
Total liabilities	3,110,020,224	769,041,760	486,627,048	311,404,769	9,832,993	4,686,926,794

At December 31, 2010
Total assets	3,493,610,351	1,114,819,110	991,158,743	652,599,487	83,281,054	6,335,468,745
Total liabilities	2,249,963,180	612,977,302	490,281,767	258,852,741	33,800,576	3,645,875,566

Long-lived assets by country

At December 31, 2011	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	27,641,021	6,900,578	510,360	—	—	35,051,959
Trade receivables and other receivables	168,264,320	12,085,175	31,319,000	1,460,021	—	213,128,516
Equity Method investments	37,909,541	(14,578)	—	935,477	—	38,830,440
Intangible assets other than goodwill	337,181,398	872,095	62,457,143	101,136,296	—	501,646,932
Goodwill	234,848,286	5,614,481	505,566,350	255,856,623	—	1,001,778,510
Property Plant and Equipment	1,163,984,292	505,459,120	244,257,603	278,191,626	52,490,410	2,260,289,190
Investment Property	918,662,623	280,409,706	—	103,780,746	7,290,000	1,310,143,075

Long lived assets—Total	2,888,491,481	844,003,226	844,110,456	741,360,789	59,780,410	5,360,868,622

At December 31, 2010	Chile	Argentina	Brazil	Peru	Colombia	total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	18,279,909	6,753,065	1,489,117	—	—	26,522,091
Trade receivables and other receivables	182,756,019	6,155,015	1,789,475	1,190,585	—	191,891,094
Equity Method investments	33,313,416	57,548	—	977,607	—	34,348,571
Intangible assets other than goodwill	338,540,885	519,056	19,832,144	87,669,304	—	446,561,389
Goodwill	234,848,286	5,476,840	552,095,303	220,801,609	—	1,013,222,038
Property Plant and Equipment	885,765,724	455,637,884	142,851,827	184,608,379	57,625,713	1,726,489,527
Investment Property	878,947,458	233,590,028	—	74,616,972	—	1,187,154,458

Long lived assets—Total	2,572,451,697	708,189,436	718,057,866	569,864,456	57,625,713	4,626,189,168

27.6 Regional information, inluding intersegments is as follows:

	For the year ended December 31, 2011
Regional information, by segment	Total segment revenue	Inter - segment revenue	Revenue from external customer

	ThCh$	ThCh$	ThCh$
Supermarkets	5,556,271,353	—	5,556,271,353
Shopping	227,979,409	98,252,138	129,727,271
Home Improvement	958,067,011	9,426,209	948,640,802
Department stores	690,772,399	—	690,772,399
Financial Services	267,874,237	—	267,874,237
Others	11,520,311	—	11,520,311

TOTAL	7,712,484,720	107,678,347	7,604,806,373

	For the year ended December 31, 2010
Regional information, by segment	Total segment revenue	Inter - segment revenue	Revenue from external customer

	ThCh$	ThCh$	ThCh$
Supermarkets	4,452,758,880	—	4,452,758,880
Shopping	202,222,376	85,231,635	116,990,741
Home Improvement	826,121,860	6,283,996	819,837,864
Department stores	622,718,876	—	622,718,876
Financial Services	221,010,287	—	221,010,287
Others	3,656,960	—	3,656,960

TOTAL	6,328,489,239	91,515,631	6,236,973,608

	For the year ended December 31, 2009
Regional information, by segment	Total segment revenue	Inter - segment revenue	Revenue from external customer

	ThCh$	ThCh$	ThCh$
Supermarkets	4,006,366,187		4,006,366,187
Shopping	173,515,684	65,347,760	108,167,924
Home Improvement	671,964,618	447,510	671,517,108
Department stores	516,536,552	—	516,536,552
Financial Services	261,257,459	—	261,257,459
Others	1,400,622	—	1,400,622

TOTAL	5,631,041,122	65,795,270	5,565,245,852

28. Restrictions, contingencies, legal proceedings and other matters

-	The subsidiary Cencosud S.A. (Argentina) has guaranteed some guarantee deposits received from concessionaires with real rights. The pledged assets are mortgaged real estate with guarantee deposits received for 2011 and 2010 of ThCh$ 4,194,354 and ThCh$ 3,884,039, respectively.

-	In December 2006, the National Consumer Service (SERNAC) filed a class action suit before the Courts of Justice against Cencosud Administradora de Tarjetas S.A., which was notified of the suit in January 2007. The first instance court issued its decision on December 31, 2010, ruling in the plaintiff’s favor and sentencing the defendant to return the excess money charged. It accepted the statute of limitations claim alleged by our side only with respect to charges made before 07/12/06; it sentenced the defendant to pay each affected consumer one monthly tax unit and to pay the government a fine of 50 monthly tax units. As a result of legal opinions from experts in the matter, Cencosud Administradora de Tarjetas S.A. appealed the aforementioned ruling. On October 3, 2011, the Santiago Court of Appeals issued its ruling, upholding the statute of limitations argument and, as a result, overturned the first instance ruling. The case is currently pending before the Supreme Court of Chile.

-	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of period end. The amounts of these claims are covered by a civil liability insurance policy.

-	A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

-	A class action suit was also filed against the indirectly controlled affiliate G Barbosa Comercial (Brazil) filed by the Retail and Service Establishment Employees Union, Paulo Afonso and the Region based on the alleged violation of the clause in the Collective Bargaining Agreement that prohibits stores in this region from operating on Sundays after 13:00 hours. The request for payment of fines to the union has been confirmed in the first and second instance rulings and today is awaiting the decision on an appeal.

There is no evidence that could support a reasonable estimate of the amount in question, given the extreme difficulty of determining the number of employees allegedly affected by the work schedule at that time.

The contingencies and legal proceedings disclosed above are deemed to be of a remote outcome.

29. Operating leases

The Company leases installations, land, equipment and other assets under operating lease agreements.

The agreements have diverse durations and expiration periods, renewal rights and indexation clauses, which are mainly related to the inflation rate indices in the countries where the contracts are held.

The Minimum Future Payments of leases, as a Lessee as of December 31, 2011 and 2010 are detailed below:

	As of December 31,
	2011	2010

	ThCh$	ThCh$
Up to one year, Lessees	94,219,664	58,120,236
Between two and up to five years	358,745,605	212,962,871
Over five years	938,819,367	594,345,236

Total	1,391,784,636	865,428,343

Lease payments and subleases recognized in the statement of income:

	As of December 31,
	2011	2010

	ThCh$	ThCh$
Minimum payments from operational leases	96,026,183	74,159,920
Contingent leases from operational leases	13,403,806	10,942,832

Total	109,429,989	85,102,752

The Minimum Future payments of leases, as a Lessor as of December 31, 2011 and 2010 are detailed below:

	As of December 31,
	2011	2010

	ThCh$	ThCh$
Up to one year, Lessees	95,706,272	81,372,771
Between two and five years	211,386,513	168,492,347
Over five years	42,116,221	61,436,418

Total	349,209,006	311,301,536

The contingent income recognized in the statement of income amounts to ThCh$ 18,970,482.

The Company has no individually significant operating leases, nor are there restrictions on the distribution of dividends or on incurring other leasing contracts or debt. All the contracts are at market values.

30. Guarantees with third parties

The detail of the guarantees obtained is the following:

30.1 Guarantees received by project.

The amounts detailed below are related to off balance sheet arrangment.

	As of December 31,
Grantor of the guarantee	2011	2010

	ThCh$	ThCh$
Salfa Construcción S.A.	1,308,846	476,312
Constructora Cuevas y Purcell S.A.	799,685	—
Desarrollo Constructivos Axis S.A.	200,853	—
Socovesa Ingenieria y Construccion S.A.	114,688	—
Empresa Constructora D L P Ltda.	128,539	—
Ready Mix S.A.	—	217,031
Other Guarantees obtained for work completion	171,793	52,313

Total guarantees obtained for work completion	2,724,404	745,656
Guarantees received for store leases	4,473,539	3,263,903

Total guarantees obtained	7,197,943	4,009,559

30.2 Guarantees granted

Direct guarantees

	Debtor		Guarantee type	Committed Assets
Guarantee creditor	Name	Relation		Type	Book value 2011	Book value 2010

					ThCh$	ThCh$
Banco de Chile	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	7,510,514
Banco Santander	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	4,452,314
Banco Crédito e Inversiones	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	4,452,314
Banco Bice	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	3,549,459
Banco BBVA	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	11,591,064
Banco Estado	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	4,452,314
Corpbanca	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	3,044,923
Banco del Desarrollo	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	1,894,225
Banco Security	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	1,894,225
HSBC Bank Chile	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	1,416,243
Concesionarios	Cencosud S.A Argentina	Subsidiary	Mortgage	Property, plant and equipment	4,194,354	3,884,039
Banco Citibank	Cencosud Perú S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	8,227,469
Banco BBVA	Cencosud Perú S.A.	Subsidiary	Mortgage	Property, plant and equipment	—	180,576

Total property, plant and equipment					4,194,354	56,549,679

Banco de Chile	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	12,115,093
Banco Santander	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	7,181,959
Banco Crédito e Inversiones	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	7,181,959
Banco Bice	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	5,725,577
Banco BBVA	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	18,697,366
Banco Estado	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	7,181,959
Corpbanca	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	4,911,717
Banco del Desarrollo	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	3,055,545
Banco Security	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	3,055,545
HSBC Bank Chile	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	Investment Property	—	2,284,520

Total Investment Property					—	71,391,240

Banco Bilbao Viscaya Argentaria Chile S.A.	Cencosud Retail S.A.	Subsidiary	Bank	Letter of credit	—	5,148,110
Scotiabank	Cencosud Perú S.A.	Subsidiary	Bank	Usufruct to ensure flow	—	12,888,685

Total					4,194,354	145,977,714

30.3 Loan debt balances with direct guarantees

Direct guarantees

	Debtor		Guarantee type	As of December 31,
Guarantee creditor	Name	Relation		2011	2010

				ThCh$	ThCh$
Banco de Chile	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	14,886,933
Banco Santander	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	8,825,135
Banco Crédito e Inversiones	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	8,825,135
Banco Bice	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	7,035,545
Banco BBVA	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	22,975,178
Banco Estado	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	8,825,135
Corpbanca	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	6,035,480
Banco del Desarrollo	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	3,754,630
Banco Security	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	3,754,630
HSBC Bank Chile	Cencosud Shopping Centers S.A.	Subsidiary	Mortgage	—	2,807,200
Concesionarios	Cencosud S.A Argentina	Subsidiary	Guarantee	4,194,354	3,884,039
Banco Citibank	Cencosud Perú S.A.	Subsidiary	Mortgage	—	8,227,469
Banco BBVA	Cencosud Perú S.A.	Subsidiary	Mortgage	—	180,576

Total				4,194,354	100,017,085

31. Personnel distribution

The distribution of personnel of the Company is the following:

	As of December 31, 2011
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average

Cencosud S.A.	14	426	387	827	827
Subsidiaries in Chile—Argentina—Brazil—Perú—Colombia	783	5,275	124,620	130,678	127,202

Total	797	5,701	125,007	131,505	128,029

	As of December 31, 2010
Company	Managers and main executives	Professionals and technicians	Workers and other	Total	Average

Cencosud S.A.	18	415	375	808	784
Subsidiaries in Chile—Argentina—Brazil—Perú—Colombia	779	5,916	119,027	125,722	105,621

Total	797	6,331	119,402	126,530	106,405

32. Stock options

As of December 31, 2011, the Company has a share-based compensation plan for executives of Cencosud S.A. and Affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives	Stock options granted to key executives

	executives
Nature of the agreement	Incentive plan of permanence-Stock	Incentive plan of performance - Stock
Date issued	1/1/2010	1/1/2010
Shares granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$ 1,750	Ch$ 1,750
Fair value at granted date	Ch$ 1,766.8	Ch$ 1,766.8
Expected term (in years)	3.3	3.3
Condition to entitle stock options

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship.

b)From the date of signing the contract and until the grant date of shares, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion.

		The grant of these shares is subject to the condition precedent that the EBITDA for the year ended December 31, 2012 (meaning the Consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes and excluding the variation of adjustment unit and change by revaluation of investment properties) increase 100% or more based on the EBITDA for the year ended December 31, 2009 (amounting to ThCh$ 403,210,000. The EBITDA is calculated based only on the businesses that the Company has or operates as of signing date and will exclude any acquisition (such as purchase, merger, or other similar transaction) made by the Company of new businesses.

Payment	Cash	Cash
Data Entry Options Pricing Model Used for Stock Options Granted During the Period Weighted Average Price of Shares

Used	Ch$ 1,766.8	Ch$ 1,766.8
Exercise price	Ch$ 1,750	Ch$ 1,750
Expected volatility	16.0%	16.0%
Expected term (in years)	3.3%	3.3%
Risk free interest	5%	5%
Expected dividends	0%	0%
Anticipated % of executives leaving the plan (granted date)	10%	10%
Fair value of the instrument at grant date	Ch$ 331.87	Ch$ 331.87

	Numbers of shares
Stock options granted to key executives	2011	2010

1) Outstanding as of the beginning of the period	23,412,830	—
2) Granted during the period	735,000	23,412,830
3) Forfeited during the period	(1,430,000)	—
4) Exercised during the period	—	—
5) Expired at the end of the period	—	—
6) Outstanding at the end of the period	22,717,830	23,412,830
7) Vested and expected to vest at the end of the period	22,717,830	23,412,830
8) Eligible for exercise at the end of the period	271	275

Stock options - Impact in P&L	2011	2010	2009

	ThCh$	ThCh$	ThCh$
Impact in the income statement	2,297,562	2,297,562	—

At the end of each reporting period, the group revises its estimates of the number of options that are expected to vest. At December 31, 2011 an 2010, the Company expected to vest 22,500,000 shares.

When the options are exercised, the company will decide if new compensation plans are issued with stock-option based payments. Currently there are no definitions related to this matter.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

33. Environmental matters

As of December 31, 2011 and 2010, the Company has not made disbursements related to the protection of the environment, and there are no future commitments with regards to this matter.

34. Subsequent events

On January 2, 2012, the Company acquired Prezunic Comercial Ltda, incorporated in Brazil, Rio de Janeiro by a total acquisition price of ThCh$ 198,250,471 (BRL 685,723,722 at December 31, 2011), from which the Company paid ThCh$ 112,962,640 which is equivalent to BRL 390,723,722. The remaining amount will be paid in 4 annual installments.

This subsidiary operates the Supermarket Stores “PREZUNIC” which includes 31 supermarkets stores, one distribution center and more than 7,300 employees.

During the Board of Directors meeting dated January 27, 2012, the Company agreed to a potential America Depositary Receipt (ADR) issuance in the United States Market.

Between the date of issuance of these consolidated financial statements and the date of issuance of this report, the administration is not aware of any other subsequent events that could significantly affect the consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of financial position

Assets	Note	As of March 31, 2012	As of Dec, 31,2011

		ThCh$	ThCh$

Current assets
Cash and cash equivalents		103,069,245	145,315,474
Other financial assets, current	5	192,041,756	221,929,204
Other non-financial assets, current		13,146,813	12,258,841
Trade receivables and other receivables	6	905,999,426	938,528,804
Receivables from related entities, current		399,095	82,334
Inventory	8	833,769,790	769,472,451
Current tax assets		8,216,918	6,962,369

Total current assets		2,056,643,043	2,094,549,477

Non-current assets
Other financial assets, non-current	5	31,949,434	46,979,614
Other non-financial assets, non-current		35,276,297	35,051,959
Trade receivable and other receivables, non-current	6	197,604,379	213,128,516
Equity method investment		39,547,488	38,830,440
Intangible assets other than goodwill	9	493,772,263	501,646,932
Goodwill	9	1,163,341,377	1,001,778,510
Property, plant and equipment	10	2,293,125,716	2,260,289,190
Investment property	11	1,342,049,499	1,310,143,075
Deferred income tax assets		160,938,280	154,163,285

Total non-current assets		5,757,604,733	5,562,011,521

Total assets		7,814,247,776	7,656,560,998

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of financial position

Net equity and liabilities	Note	As of March 31, 2012	As of Dec, 31,2011

		ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	12	874,460,684	578,822,842
Trade payables and other payables	13	1,474,379,237	1,550,820,719
Payables to related entities, current		1,288,962	1,447,631
Provisions and other liabilities	14	18,414,883	15,721,580
Current income tax liabilities		40,692,832	40,490,319
Current provision for employee benefits		57,860,077	68,649,874
Other non-financial liabilities, current		78,523,496	71,050,305

Total current liabilities		2,545,620,171	2,327,003,270

Non-current liabilities
Other financial liabilities,	12	1,889,381,891	1,892,748,106
Trade accounts payables	13	8,842,878	11,150,691
Provisions and other liabilities	13	57,332,241	60,340,316
Deferred income tax liabilities		310,159,479	312,962,622
Other non-financial liabilities, non-current		81,265,907	82,721,789

Total non-current liabilities		2,346,982,396	2,359,923,524

Total liabilities		4,892,602,567	4,686,926,794

Net equity
Paid-in capital	14	927,804,431	927,804,431
Retained earnings		1,714,743,719	1,672,015,244
Issuance premium		477,341,095	477,341,095
Other reserves		(283,088,000)	(202,722,478)

Equity attributable to controlling shareholders		2,836,801,245	2,874,438,292

Non-controlling interest		84,843,964	95,195,912

Total net equity		2,921,645,209	2,969,634,204

Total net equity and liabilities		7,814,247,776	7,656,560,998

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of income by function

		For the three month period ended March 31,
Statement of income	Note	2012	2011

		ThCh$	ThCh$
Revenues from ordinary activities	16	2,168,909,061	1,738,634,248
Cost of Sales	15	(1,566,106,683)	(1,237,977,198)

Gross Margin		602,802,378	500,657,050

Other income by function	15	22,419,249	14,080,149
Distribution cost	15	(4,574,086)	(3,176,210)
Administrative expenses	15	(443,719,937)	(346,747,289)
Other expenses by function	15	(35,597,904)	(32,128,075)
Other (losses) gain, net	15	(8,238,842)	576,061
Financial income	15	2,807,718	3,688,969
Financial expenses	15	(49,784,305)	(33,954,630)
Losses from indexation	15	(8,647,274)	(6,258,340)
Exchange differences	15	6,619,415	(3,679,671)
Participation in profit or loss of equity method associates		1,099,996	1,187,722

Profit before tax		85,186,408	94,245,736
Income tax		(28,310,948)	(25,386,387)

Profit from ongoing operations		56,875,460	68,859,349

Profit attributable to controlling shareholders		54,415,056	65,803,424
Profit attributable to non–controlling shareholders		2,460,404	3,055,925

Net income		56,875,460	68,859,349

Earnings per share
Basic earnings per share		24.0	29.1
Diluted earnings per share		23.8	28.8

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of comprehensive income by function

	For the three month period ended March 31,
	2012	2011

	ThCh$	ThCh$
Net income	56,875,460	68,859,349
Other comprehensive income and expenses debited or credited in equity
Foreign currency translation adjustments	(101,385,265)	40,223,853
Cash flow hedge	10,543,151	(4,427,894)
Income tax related to cash flow hedge presented in other comprehensive income	(1,792,336)	752,742

Total other comprehensive income (loss)	(92,634,450)	36,548,701

Total comprehensive income (loss)	(35,758,990)	105,408,050

Comprehensive income and expense attributable to controlling shareholders	(31,393,204)	102,038,255
Non-controlling shareholders	(4,365,786)	3,369,795

Total comprehensive income (loss)	(35,758,990)	105,408,050

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of changes in equity

For the three—months period ended March 31, 2012

			Other reserves
	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings	Changes in equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total

Opening balance as of January 1, 2012	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,672,015,244	2,874,438,292	95,195,912	2,969,634,204

Beginning balance	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,672,015,244	2,874,438,292	95,195,912	2,969,634,204
Change in equity	—	—	—	—	—	—	—	—	—	—
Comprehensive results	—	—	—	—	—	—	—	—	—	—
Earning (loss)	—	—	—	—	—	—	54,415,056	54,415,056	2,460,404	56,875,460
Other comprehensive results	—	—	(94,559,075)	8,750,815	—	(85,808,260)	—	(85,808,260)	(6,826,190)	(92,634,450)

Comprehensive results	—	—	—	—	—	—	—	(31,393,204)	(4,365,786)	(35,758,990)
Dividends	—	—	—	—	—	—	(11,686,581)	(11,686,581)	—	(11,686,581)
Stock option	—	—	—	—	574,391	574,391	—	574,391	—	574,391
Increase (decrease) due to changes in ownership interest without a loss of control	—	—	—	—	4,868,347	4,868,347	—	4,868,347	(5,986,162)	(1,117,815)

Total Change in equity	—	—	(94,559,075)	8,750,815	5,442,738	(80,365,522)	42,728,475	(37,637,047)	(10,351,948)	(47,988,995)

Ending balance, as of March 31, 2012	927,804,431	477,341,095	(327,610,003)	18,576,421	25,945,582	(283,088,000)	1,714,743,719	2,836,801,245	84,843,964	2,921,645,209

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of changes in equity

For the three—months period ended March 31, 2011

			Other reserves
	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings	Changes in equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total

Opening balance as of January 1, 2011	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179

Beginning balance	927,804,431	477,341,095	(310,945,441)	5,004,529	56,225,241	(249,715,671)	1,459,277,564	2,614,707,419	74,885,760	2,689,593,179
Change in equity	—	—		—	—	—	—	—	—	—

Comprehensive results
Earning	—	—		—	—	—	65,803,424	65,803,424	3.055,925	68,859,349
Other comprehensive results	—	—	39,909,983	(3,675,152)	—	36,234,831	—	36,234,831	313,870	36,548,701

Comprehensive results	—	—	—	—	—	—	—	102,038,255	3,369,795	105,408,050
Dividends	—	—	—	—	—	—	(19,998,687)	(19,998,687)	—	(19,998,687)
Option (call-put)	—	—	—	—	(39,315,720)	(39,315,720)	—	(39,315,720)	—	(39,315,720)
Stock option	—	—	—	—	574,391	574,391	—	574,391	—	574,391
Other increase to net equity	—	—	—	—	1,144,939	1,144,939	—	1,144,939	—	1,144,939

Total Change in equity	—	—	39,909,983	(3,675,152)	(34,546,390)	(1,351,559)	45,804,737	44,443,178	3,369,795	47,812,973

Ending balance, as of March 31, 2011	927,804,431	477,341,095	(271,035,458)	1,329,377	18,628,851	(251,077,230)	1,505,082,301	2,659,150,597	78,255,555	2,737,406,152

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of cash flows

	For the three month period ended March 31,
	2012	2011

	ThCh$	ThCh$

Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods & provision of services	2,629,715,596	2,146,403,466
Proceeds from royalties, installments, commissions and other ordinary activities	66,460	1,625,616
Proceeds from premiums from insurance policies	20,703	—
Other operating activity revenue	4,446,947	2,689,244

Types of payments
Payments to suppliers for supply of goods & services	(2,195,604,135)	(1,800,653,171)
Payments to and on behalf of personnel	(262,771,841)	(200,977,918)
Other operating payments	(140,462,317)	(158,458,490)
Interest paid	(147,633)	(158,496)
Interest received	270,598	188,974
Taxes paid	(15,457,699)	(3,878,887)
Other cash inflows	4,022,279	641,203

Net cash flow from (used in) operating activities	24,098,958	(12,578,459)

Cash flows from (used in) investment activities
Purchase of participation in subsidiaries	(113,179,904)	—
Proceeds from sales of property, plant & equipment	1,939,278	138,641
Purchases of property, plant & equipment	(145,227,865)	(99,775,601)
Purchases of intangible assets	(95,884)	(339,562)
Interest received	771,189	667,222
Mutual fund shares	7,018,889	122,964,965

Net cash flow used in investment activities	(248,774,297)	(222,274,265)

Cash flows from (used in) financing activities
Proceeds from borrowing at long–term	442,655,029	479,757,399
Proceeds from borrowing at short–term	97,630,506	83,876,902

Total loan proceeds from borrowing	540,285,535	563,634,301
Repayments of borrowing	(332,903,424)	(321,327,365)
Interest paid	(25,679,013)	(22,228,676
Other cash outflows	—	902,652

Net cash flow from financing activities	181,703,098	220,980,912

Net decrease in cash and cash equivalents before the effect of variations	(42,972,241)	(13,871,812)
Effects of variations in the exchange rate on cash and cash equivalents	726,012	1,717,826

Net decrease in cash and cash equivalents	(42,246,229)	(12,153,986)
Cash and cash equivalents at the beginning of the year	145,315,474	116,828,886

Cash and cash equivalents at the end of the period	103,069,245	104,674,900

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the unaudited interim condensed consolidated financial statements

Note 1—General information

Cencosud S.A. (hereinafter “Cencosud Group”, the “Company”, the “Holding”, the “Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with or legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile. The Company holds registry number 743 in the Securities Registrance of the Superintendence of Securities and Insurance and its shares are traded in the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile.

Cencosud S.A. is retail operater in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$2,168,909,061 for the period of three months ended March 31, 2012.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

This condensed consolidated interim financial information was approved for issue on May 10th 2012.

This condensed consolidated interim financial information is unaudited.

The Cencosud Group is controlled by the Paulmann family (64.977% of interest).

Note 2—Summary of the main accounting policies

2.1 Basic of preparation

This condensed consolidated interim financial information for the three months ended March 31,2012 and 2011 has been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with International Financial Reporting Standards(“IFRS”).

2.2 New and amended standards and interpretations

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012, that would have a material impact on the group.

The new standards, interpretations and amendments that have been issued but are not in force for the 2012 period and for which early adoption has not been exercised, will not have material impact on the financial statements of the Company.

2.3 Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income before tax.

Note 3—Risk management policies

The Company’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31,2011.

There have been no changes in the risk management policies and procedures since year end or in any risk management policies.

As of March 31, 2012 there were no material changes in financial risk as described in the financial statements as of December 31, 2011.

3.1 Valuation methodology (initially and subsequently)

Financial instruments that have been accounted for at fair value in the statement of financial position as of March 31, 2012 and December 31, 2011 have been measured using the methodologies set forth in IAS 39. Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three following levels:

Level I: Quoted values or prices in active markets for observables and identical liabilities.

Level II: Inputs from sources other than quoted values from Level I, but observable in the market for assets and liabilities, either directly (prices) or indirectly (obtained from prices).

Level III: Inputs for assets or liabilities that are not based on observable market data.

Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, classified under each level, compared to their total value.

As of March 31, 2012

				Classification level				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III

				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds Derivatives	Mutual fund shares	5	36,048,920	100	—
		Derivatives at fair in results Forwards	5	374,301	—	100	—	—
		Call option (call)	5	150,593,077	—	—	100	—
	Other financial Instrument	Shares	5	38,615	100	—	—	—
		Highly liquid financial instruments	5	4,986,843	100	—	—	—

At maturity				—

Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances		42,758,957	—	—	—	100
		Bank balances		51,318,919	—	—	—	100
		Short-term deposits		8,991,369		—	—	100
	Receivables	Credit card and trade receivables, net	6	1,103,603,805	—	—	—	100
	Receivables from related entities	Receivables from related entities, current		399,095	—	—	—	100
	Tax assets	Tax assets, current		8,216,918	—	—	—	100

Available—for—sale				—	—	—	—	—

Financial liabilities and payables	Bank loans	Current	12	480,259,825		—	—	100
		Non-Current	12	546,755,782		—	—	100
	Bonds payable	Current	12	22,993,970		—	—	100
		Non-Current	12	1,115,038,881		—	—	100
	Other loans (lease)	Current	12	4,820,087		—	—	100
		Non-Current	12	23,252,935		—	—	100
	Deposits and savings Accounts	Current	12	106,101,610		—	—	100
		Non-Current	12	66,764,133		—	—	100
	Debt purchase Bretas-Prezunic	Current	12	21,555,185		—	—	100
		Non-Current	12	133,235,139		—	—	100
	Letters of credit	Current	12	1,030,051		—	—	100
	Trade payables	Current	13	1,332,850,519		—	—	100
	Withholding taxes	Non-Current Current	13 13	8,842,878 137,773,741		— —	— —	100 100
	Lease liabilities	Current	13	2,891,706		—	—	100
	Other payables	Current	13	863,271		—	—	100
	Payables to related entities	Current		1,288,962	—	—		100
	Tax liabilities	Current		40,692,833	—	—		100
	Other financial liabilities	Cross currency swaps	12	6,038,689	—	—	100	—
		Put options	12	229,859,803	—	—	100	—

Hedges	Hedging derivatives	Cash flow hedging liabilities	12	5,491,136	—	100	—	—
		Fair value hedging liabilities	12	645,349	—	—	100	—
		Cash flow hedging assets	5	21,383,683	—	100	—	—
		Fair values hedging assets	5	10,565,751	—	—	100	—
* Net present value of the redeemable amount

As of December 31, 2011

				Classification level				Amortized Cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III

				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	5	43,067,809	100	—	—	—
	Derivatives	Derivatives at fair value with changes in results	5	2,060,000		100	—	—
		Call option (call)	5	171,402,489			100	—
	Other financial	Shares	5	36,891	100	—	—	—
	Instrument	Highly liquid financial instruments	5	5,362,015	100	—	—	—

At maturity Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances		48,823,361	—	—	—	100
		Bank balances		76,287,432	—	—	—	100
		Short-term deposits		20,204,681	—	—	—	100
	Receivables	Credit card and trade receivables, net	6	1,151,657,320	—	—	—	100
	Receivables from related entities	Receivables from related entities, current		82,334	—	—	—	100
	Tax assets	Tax assets, current		6,962,369	—	—	—	100

Available – for – sale				—	—	—	—	—

Financial liabilities and payables	Bank loans	Current	12	156,345,921	—	—	—	100
		Non-Current	12	645,878,724	—	—	—	100
	Bonds payable	Current	12	24,531,922	—	—	—	100
		Non-Current	12	1,141,130,894	—	—	—	100
	Other loans (lease)	Current	12	4,571,948	—	—	—	100
		Non-Current	12	16,372,497	—	—	—	100
	Deposits and savings Accounts	Current	12	135,423,328	—	—	—	100
		Non-Current	12	10,849,475	—	—	—	100
	Debt purchase Bretas	Non-Current	12	76,923,594	—	—	—	100
	Letters of credit	Current	12	10,722,087	—	—	—	100
	Trade payables	Current	13	1,388,459,617	—	—	—	100
		Non-Current	13	11,150,691	—	—	—	100
	Withholding taxes	Current	13	158,078,423	—	—	—	100
	Lease liabilities	Current	13	3,282,468	—	—	—	100
	Other payables	Current	13	1,000,211	—	—	—	100
	Payables to related entities	Current		1,447,631	—	—	—	100
	Tax liabilities	Current		40,490,319	—	—	—	100
	Other financial liabilities	Cross currency swaps	12	5,150,270	—	100	—	100
		Put options (*)	12	240,955,817	—	—	100	—

Hedges	Hedging derivatives	Cash flow hedging liabilities	12	2,111,594		100	—	—
		Fair value hedging liabilities	12	602,877		100	—	—
		Cash flow hedging assets	5	32,065,119		100	—	—
		Fair values hedging assets	5	14,914,495		100	—	—
(*) Net present value of the redeemable amount

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market. Instruments classified as Level III consist mainly of options contracts and financial derivatives. The fair value of these instruments has been determined using the net present value of discounted cash flows from the underlying asset and an analysis of market comparables.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

3.2 Reclassifications

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

Note 4—Estimates, judgement or criteria applied by management

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011, with the exception of changes in estimates that are required in determining the provision for income taxes.

Note 5—Other financial assets, current and non current

The composition of this item as of March 31, 2012 and December 31, 2011 includes the following:

Other financial assets, current	As of March 31, 2012	As of December 31, 2011

	ThCh$	ThCh$
Shares	38,615	36,891
Mutual Funds Shares	36,048,920	43,067,809
Derivatives at fair value through profit and loss	374,301	2,060,000
Highly liquid financial instruments	4,986,843	5,362,015
Call option	150,593,077	171,402,489

Total other financial assets, current	192,041,756	221,929,204

Other financial assets, non-current	As of March 31, 2012	As of December 31 2011

	ThCh$	ThCh$
Hedging derivatives	31,949,434	46,979,614

Total other financial assets, non-current	31,949,434	46,979,614

Mutual Funds shares are mainly fixed rate investments.

Note 6—Trade receivables and other receivables

Trade receivables and other receivables as of March 31, 2012 and December 31, 2011 are as follows:

Trade receivables and other receivables, net, current	As of March 31, 2012	As of December 31, 2011

	ThCh$	ThCh$
Trade receivables net, current	110,612,590	130,061,944
Credit card receivables net, current	463,736,286	496,758,427
Other receivables, net, current	298,666,100	287,019,174
Letters of credit loans	450,146	728,625
Consumer installment credit	32,534,304	23,960,634

Total	905,999,426	938,528,804

Trade receivables and other receivables, net, non-current	As of March 31, 2012	As of December 31, 2011

	ThCh$	ThCh$
Trade receivables net, current	281,203	304,780
Credit card receivables net, current	65,159,423	70,615,145
Other receivables, net, current	38,526,307	35,640,923
Letters of credit loans	12,612,338	10,802,064
Consumer installment credit	81,025,108	95,765,604

Total	197,604,379	213,128,516

Trade receivables and other receivables, gross, Current	As of March 31, 2012	As of December 31, 2011

	ThCh$	ThCh$
Trade receivables gross, current	124,264,654	148,214,060
Credit card receivables gross, current	519,137,398	555,800,756
Other receivables gross, current	312,721,583	297,707,299
Letters of credit loans	819,128	728,625
Consumer installment credit	44,624,103	27,577,540

Total	1,001,566,866	1,030,028,280

Trade receivables and other receivables, gross, non-current	As of March 31, 2012	As of December 31, 2011

	ThCh$	ThCh$
Trade receivables gross, current	281,203	304,780
Credit card receivables gross, current	65,159,423	70,615,145
Other receivables gross, current	38,526,307	35,640,923
Letters of credit loans	12,612,338	10,802,064
Consumer installment credit	81,025,108	103,913,701

Total	197,604,379	221,276,613

Trade receivables and other receivables close to maturity	As of March 31, 2012	As of December 31, 2011

	ThCh$	ThCh$
Maturing in less than three months	611,783,439	630,485,364
Maturing between three and six months	73,945,206	69,940,662
Maturing between six and twelve months	98,317,937	101,265,124
Maturing in more than twelve months	197,604,379	221,276,613

Total	981,650,961	1,022,967,763

The maturity of past due trade receivables as of March 31, 2012 and December 31, 2011 is as follows:

Trade receivables fully matured but not impaired	As of March 31, 2012	As of December 31, 2011

	ThCh$	ThCh$
Maturing in less than three months	154,980,982	159,215,632
Maturing between three and six months	31,579,739	34,361,276
Maturing between six and twelve months	9,065,315	14,061,808
Maturing in more than twelve months	21,894,248	20,698,414

Total	217,520,284	228,337,130

The roll-forward of the bad debt allowance is as follows:

Change in bad debt allowance	As of March 31, 2012	As of December 31, 2011

	ThCh$	ThCh$
Initial balance	99,647,573	63,083,764
Increase in reserve	32,552,929	114,175,472
Increase for business combination	—	15,350,400
Reserve uses	(25,895,242)	(68,835,977)
Decreases in reserve	(10,737,818)	(24,126,086)

Total	95,567,442	99,647,573

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Company does not request collateral as a guarantee.

Note 7—Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates Chilean Corporations and are not material in the period.

7.1 Board of Directors and key management of the Company

The Board of Directors as of March 31, 2012 is comprised of the following people:

Board of Directors	Role	Profession

Horst Paulmann Kemna	President	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Sven Von Appen Behrmann	Director	Businessman
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura	Director	Engineer

Key management of the Company as of March 31, 2012 is composed of the following people:

Senior management	Position	Profession

Daniel Rodríguez	Corporate General Manager	Forest Engineer
Carlos Mechetti	Corporate Manager of Legal Matters	Attorney at law
Bronislao Jandzio	Corporate Audit Manager	Business Administrator
Pablo Castillo	Manager of Supermarkets Division	Commercial Engineer
Carlos Wulf	Manager of Homecenter Division	Naval Engineer
Renato Fernández	Manager of Corporate Affairs	Journalist
Jaime Soler	Manager of Department Stores Division	Commercial Engineer
Renzo Paonessa	Manager of Real Estate Division	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Manager of Financial Retail Division	Commercial Engineer
Pietro Illuminati	Manager of Procurement	Industrial Engineer
Mauricio Soto	Corporate Digital Clients and Business Manager	Commercial Engineer
Rodrigo Hetz	Corporate Human Resources Management	Industrial Engineer

7.2 Board of Directors compensation

According to what is established in Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 29, 2011, set the following amounts for the 2011 period:

•	Fees paid for attending Board sessions

A payment of UF 167 each month for those holding the position of Director of the Board and twice this amount for the President and Vice-president of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee

A payment to each Director of UF 55 for each session they attend.

The details of the amount paid to Directors for the three-month periods ended March 31, 2012, and March 31, 2011, are as follows:

		For the period ended March 31,
Name	Role	2012	2011

		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	22,510	21,599
Heike Paulmann Koepfer	Director	14,961	16,752
Peter Paulmann Koepfer	Director	11,255	10,794
Bruno Philippi Irarrázaval	Director	—	10,790
Roberto Oscar Philipps	Director	11,255	13,839
Cristián Eyzaguirre Johnston	Director	14,959	14,377
Sven von Appen Behmann	Director	11,255	10,797
Erasmo Wong Lu Vega	Director	11,255	10,786
Julio Moura Neto	Director	26,910	—
David Gallagher Patrickson	Director	14,961	—

Total		139,321	109,734

7.3 Compensation paid to senior management

	For the period ended March 31,
Key management compensation	2012	2011

	ThCh$	ThCh$
Salary and other short term employee benefits	1,089,000	1,365,000
Share—based payments	98,027	121,768

Total	1,187,027	1,486,768

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’ results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

NOTE 8—Inventory

The composition of this item as of March 31, 2012 and December 31, 2011 is as follows:

Inventory category	As of March 31, 2012	As of December 31, 2011

	ThCh$	ThCh$
Raw material	4,684,914	3,399,366
Goods	881,210,546	819,944,380
Finished Goods	515,620	305,559
Provisions	(52,641,290)	(54,176,854)

Total	833,769,790	769,472,451

The composition of inventories by business as of March 31, 2012 and December 31, 2011 is as follows:

	As of March 31, 2012
Inventory category	Department store	Supermarkets	Home improvement	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,062,411	2,622,503	—	4,684,914
Goods	139,426,015	511,391,308	177,751,933	828,569,256
Finished Goods	39,720	475,900	—	515,620

Total	141,528,146	514,489,711	177,751,933	833,769,790

	As of December 31, 2011
Inventory category	Department store	Supermarkets	Home improvement	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	706,255	2,693,111	—	3,399,366
Goods	132,257,450	442,339,991	191,170,085	765,767,526
Finished Goods	—	305,559	—	305,559

Total	132,963,705	445,338,661	191,170,085	769,472,451

The Company periodically appraises its inventory at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turn over, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued at the lower of the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories carried at March 31, 2012 and December 31, 2011 to its fair value less selling costs, provides for:

	Inventories at net realizable as of,
Types of inventory	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Inventory	30,297,017	30,835,953

Total	30,297,017	30,835,953

Note 9—Intangible assets

9.1 Intangibles assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of March 31, 2012 and December 31, 2011 is as follows:

	As of,
Intangibles assets other than goodwill net	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Finite life intangible assets, net	49,267,960	51,540,679
Indefinite life intangible assets, net	444,504,303	450,106,253

Intangible assets, net	493,772,263	501,646,932

Patents, Trade Marks and Other Rights, Net	444,504,303	450,106,253
Software (IT)	22,937,569	24,008,338
Other Identifiable Intangible Assets, net	26,330,391	27,532,341

Identifiable Intangible Assets, Net	493,772,263	501,646,932

Intangibles assets other than goodwill gross	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Finite life intangible assets, Gross	93,808,701	100,213,390
Indefinite life intangible assets, Gross	444,504,303	450,106,253

Intangible Assets, Gross	538,313,004	550,319,643

Patents, Trade Marks and Other Rights, Gross	444,504,303	450,106,253
Software (IT)	57,997,358	63,901,802
Other Identifiable Intangible Assets, Gross	35,811,343	36,311,588

Identifiable Intangible Assets, Gross	538,313,004	550,319,643

Accumulated amortization and value impairment	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Finite life intangible assets	(44,540,741)	(48,672,711)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(44,540,741)	(48,672,711)

Software (IT)	(35,059,789)	(39,893,464)
Other Identifiable Intangible Assets	(9,480,952)	(8,779,247)

Accumulated amortization and value impairment	(44,540,741)	(48,672,711)

Other identifiable intangible assets mainly correspond to customer’s data base.

Regardings the treatment of intangibles with an indefinite life, the recoverable amount is estimated annually at each closing or more frequently if events or changes in circumstances indicate a potential impairment.

The detail of the useful lives applied to intangible assets as of March 31, 2012 and December 31, 2011 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life

Software products development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The details of the amounts of identifiable intangible assets that are individually significant as of March 31, 2012 is as follows:

Individually significant identifiable intangible assets	Book value 2012	Book value 2011	Remaining amortization period	Country of origin	Segment

	ThCh$	ThCh$
Paris Brand	326,363,010	326,363,010	Indefinite	Chile	Department stores
Wong Brand	29,580,382	31,177,350	Indefinite	Peru	Supermarkets
Metro Brand	64,539,014	68,023,309	Indefinite	Peru	Supermarkets
Bretas Brand	22,828,153	23,326,525	Indefinite	Brazil	Supermarkets
Perini Brand	1,022,160	1,044,475	Indefinite	Brazil	Supermarkets
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores

Total	444,504,303	450,106,253

The factors for considering the brands with indefinite useful lives over time are the following:

-	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

-	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

-	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

-	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

-	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

9.2 Goodwill

The detail of goodwill as of March 31, 2012 and December 31, 2011 is as follows:

ID (Unique tax number)	Company	December 31, 2011	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	March 31, 2012

		ThCh$	ThCh$	ThCh$	ThCh$
	Constructora Reineta S.A.	255,783	—	(19,787)	235,996
	Blaisten S.A.	5,358,698	—	(414,522)	4,944,176
	E Wong S.A.	2,871,490	—	(147,088)	2,724,402
	Metro Inmobiliaria S.A.	1,572,955	—	(80,572)	1,492,383
	Mercantil Pizarro	3,070,295	—	(157,271)	2,913,024
	Supermercados El Centro	3,939,136	—	(201,777)	3,737,359
	Inmobiliaria Los Alamos S.A.C.	226,239	—	(11,589)	214,650
	GSW S.A.	244,176,508	—	(12,507,620)	231,668,888
	Gbarbosa Holding LLC	186,076,300	—	(7,095,818)	178,980,482
	Mercantil Rodríguez Comercial Ltda.	9,372,242	—	(357,400)	9,014,842
	Super Família Comercial de Alimentos Ltda.	5,327,549	—	(463,724)	4,863,825
	Perini Comercial de Alimentos Ltda.	7,050,928	—	(268,880)	6,782,048
	Irmaos Bretas Filhos e Cia. Ltda.	297,632,101	—	(10,986,173)	286,645,928
	Prezunic Comercial Ltda.	—	201,456,842	(7,181,754)	194,275,088
76.193.360-4	Umbrale S.A.	1,442,588	—	—	1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	3,598,780	—	—	3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	5,900,758	—	—	5,900,758
78.509.620-7	Preaservice Ltda.	809,682	—	—	809,682
79.829.500-4	Comercializadora Foster Ltda.	4,536,210	—	—	4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	120,650,073	—	—	120,650,073
83.336.200-3	Montrone Pla S.A.	33,253,496	—	—	33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	45,250,207	—	—	45,250,207
84.671.700-5	Santa Isabel S.A.	18,179,034	—	—	18,179,034
96.671.750-5	Easy S.A.	224,445	—	—	224,445
96.805.390-6	Proterra S.A.	1,003,013	—	—	1,003,013

Total		1,001,778,510	201,456,842	(39,893,975)	1,163,341,377

ID (Unique tax number)	Company	December 31, 2010	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2011

		ThCh$	ThCh$	ThCh$	ThCh$
	Constructora Reineta S.A.	249,512	—	6,271	255,783
	Blaisten S.A.	5,227,328	—	131,370	5,358,698
	E Wong S.A.	2,478,066	—	393,424	2,871,490
	Metro Inmobiliaria S.A.	1,357,444	—	215,511	1,572,955
	Mercantil Pizarro	2,649,633	—	420,662	3,070,295
	Supermercados El Centro	3,399,433	—	539,703	3,939,136
	Inmobiliaria Los Alamos S.A.C.	195,242	—	30,997	226,239
	GSW S.A.	210,721,791	—	33,454,717	244,176,508
	Gbarbosa Holding LLC	188,136,161	—	(2,059,861)	186,076,300
	Mercantil Rodríguez Comercial Ltda.	9,475,993	—	(103,751)	9,372,242
	Super Família Comercial de Alimentos Ltda.	15,114,917	(2,863,821)	(90,679)	12,160,417
	Perini Comercial de Alimentos Ltda.	9,660,490	(2,503,792)	(105,770)	7,050,928
	Irmaos Bretas Filhos e Cia. Ltda.	329,707,742	(37,272,936)	(1,635,573)	290,799,233
76.193.360-4	Umbrale S.A.	1,442,588	—	—	1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	3,598,780	—	—	3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	5,900,758	—	—	5,900,758
78.509.620-7	Preaservice Ltda.	809,682	—	—	809,682
79.829.500-4	Comercializadora Foster Ltda.	4,536,210	—	—	4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	120,650,073	—	—	120,650,073
83.336.200-3	Montrone Pla S.A.	33,253,496	—	—	33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	45,250,207	—	—	45,250,207
84.671.700-5	Santa Isabel S.A.	18,179,034	—	—	18,179,034
96.671.750-5	Easy S.A.	224,445	—	—	224,445
96.805.390-6	Proterra S.A.	1,003,013	—	—	1,003,013

Total		1,013,222,038	(42,640,549)	31,197,021	1,001,778,510

Goodwill is allocated to each store or group of stores, as appropriate, in each country and business segment (cash generating units). The following table details goodwill by business segment and country as of March 31, 2012 and December 31,2011:

	As of,
Goodwill per segment and country	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Real Estate & Shopping—Argentina	235,996	255,783
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brasil	680,562,213	505,459,120
Supermarkets—Perú	242,750,706	255,856,623
Home Improvement—Argentina	4,944,176	5,358,698
Home Improvement—Chile	1,227,458	1,227,458
Department stores—Chile	126,628,871	126,628,871

Total	1,163,341,377	1,001,778,510

The basis of the amount recoverable from the cash generating units is the value in use, which is determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of market capital in line with the business of each country.

The financial projections for determining the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each cash generating unit and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate between 0% and 3%, and nil after the fifth year of the projection; and the degree of maturity of each of the investments is taken into account. The most sensitive variables in these projections are the discount rates applied in the determination of the net present value of the projected cash flows, operating costs, store occupation factors and the market prices of the goods and services traded.

A differentiated discount rate is used for each country in which the Company operates, depending on the related risk. For purposes of the impairment test, sensitivity tests are carried out for the discount rates applied in the financial projections, in a variation range of 5% to 10%. The above calculation shows that, even if the considered fluctuations are materialized it would not produce eventual impairments.

Prezunic Comercial Ltda.

On January 2, 2012 the Company’s subsidiary Cencosud Brasil Comercial Ltda. acquired 100% ownership of the Prezunic Comercial Ltda. Shares by the agreement between the Company and Andrea Dias de Cunha and Marcio Dias da Cunha.

The total price of the shares was R$ 875,000,000 (ThCh$ 242,690,000) which was adjusted based on the variances in debt and work in capital as is usual in this kind of contracts by R$ 216,513,232 (ThCh$ 60,052,110), therefore the total acquisition price net of adjustments was R$ 658,486,768 (ThCh$ 182,637,890).

The above mentioned price was paid with an initial payment of R$ 390,723,722 (ThCh$ 108,371,132) at the time of signing the contract and the remaining amount will be paid in 4 annual installments. The remaining balance will be paid in four annual installments from January 1, 2013 to January 1, 2016.

The acquired company operates 31 Supermarkets Stores, one distribution center and more than 7,300 employees. The total gross sales for the year 2011 was around R$ 2,600,000,000 (ThCh$ 751,689,362) and ThCh$ 164,774,735 for the first quarter of 2011 and income amounting ThCh$ 2,883,155 for the same three month period becoming one of the leaders companies in the supermarkets in the Rio de Janeiro state.

The company is in the process of determining the fair value measurement of assets and liabilities. According to IFRS 3, there is one year period to conclude this process which will impact the values of assets and liabilities recorded.

All related expenses have been recorded in the line item administrative expenses of the Unaudited Condensed Interim Consolidated Statements of Income by function of the Company.

Expressed in thousands of Chilean pesos.

Assets	Recognized at fair value when acquired

ThCh$

Currents assets
Cash and cash equivalent	6,220,882
Trade receivables and other receivables	37,311,771
Inventories	33,648,544
Current tax assets	999,408

Total current assets	78,180,605

Non current assets
Intangible assets other than goodwill	764
Property, plant and equipment	40,489,257
Deferred income tax assets	672,688

Total non current assets	41,162,709

Total assets	119,343,314

Net equity and liabilities	Recognized at fair value when acquired

ThCh$

Current liabilities
Other financial liabilities	63,038,343
Trade payables and other payables	61,392,392
Provisions	1,978,495
Current income tax liabilities	7,535,255
Other non financial liabilities—current	4,217,781

Total current liabilities	138,162,266

Non current liabilities
Total non current liabilities	—

Total liabilities	138,162,266

Net equity
Paid in capital	—
Retained earnings	—

Equity attributable to controlling shareholders
Non-controlling interest	—
Total net equity	—
Total net equity and liabilities	1138,162,266

Net liabilities	(18,818,952)
Price paid	182,637,890

Goodwill	201,456,842
Difference cumulative currency translation	(7,181,754)

Goodwill at March 31, 2012	194,275,088

Intangible Assets/ Brands	—

Regarding the acquisition of Sociedad Retail S.A. (Johnson´s Group) on January 2, 2012 the Company paid the remaining part amounting to Ch$11,029,654, of the total price paid, which is included in the line purchase of participation in subsidiaries in the Unaudited Condensed Interim Consolidated Statements of Cash Flows. Additionally, on January 6, 2012 the company Sociedad Retail S.A. merged with the Company Cencosud Retail S.A.

Note 10—Property, plant and equipment

10.1 The composition of this item as of March 31, 2012 and December 31, 2011 is as follows:

	As of
	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Construction in progress	347,890,222	351,068,952
Land	589,474,134	591,652,467
Buildings	589,229,348	612,325,234
Plant and equipment	223,751,265	216,283,866
Information technology equipment	28,605,471	23,528,389
Fixed installations and accessories	252,848,647	257,756,622
Motor vehicles	1,239,531	1,080,179
Leasehold improvements	205,920,610	162,228,390
Other property, plant and equipment	54,166,488	44,365,091

Total	2,293,125,716	2,260,289,190

	As of
Property, plant and equipment categories, gross	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Construction in progress	347,890,222	351,068,952
Land	589,474,134	591,652,467
Buildings	751,371,182	777,068,292
Plant and equipment	488,288,735	473,082,611
Information technology equipment	116,474,513	109,494,959
Fixed installations and accessories	457,558,450	453,792,301
Motor vehicles	5,271,082	4,424,610
Leasehold improvements	250,307,284	199,958,964
Other property, plant and equipment	59,203,343	49,729,059

Total	3,065,838,945	3,010,272,215

	As of
Accumulated depreciation and impairment of property, plant and equipment	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Buildings	(162,141,834)	(164,743,058)
Plant and equipment	(264,537,470)	(256,798,745)
Information technology equipment	(87,869,042)	(85,966,570)
Fixed installations and accessories	(204,709,803)	(196,035,679)
Motor vehicles	(4,031,551)	(3,344,431)
Leasehold improvements	(44,386,674)	(37,730,574)
Other property, plant and equipment	(5,036,855)	(5,363,968)

Total	(772,713,229)	(749,983,025)

10.2 The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum Life	Maximum Life

Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

Note 11—Investment properties

11.1 The roll-forward of investment properties at March 31, 2012 and December 31, 2011 is the following:

	As of
Roll-forward of Investment properties, net, fair value method	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Roll-forward of investment properties, net, cost model, initial value	1,310,143,075	1,187,154,458
Increase due to reappraisal with impact to income	20,954,359	72,797,791
Additions, Investment Properties, Fair Value Method	25,310,831	149,857,170
Transfer to (from) inventory, investment properties, fair value method	(5,761)	—
Transfer to (from) owner-occupied property, investment property, cost model	—	(113,224,496)
Retirement, investment properties, Fair Value Method	—	(4,563,481)

Increase (decrease) in foreign exchange rate, Investment
Properties, Fair Value Method	(14,353,005)	18,121,633

Changes in Investment Properties, Fair Value Method, Total	31,906,424	122,988,617

Investment Properties, Fair Value Method, Final Balance	1,342,049,499	1,310,143,075

11.2 Income and expense from investment properties

	As of March 31,
	2012	2011

	ThCh$	ThCh$
Revenue from Investment Property Leases	32,811,659	29,558,294
Direct Expense of Operation of Investment Properties which generate lease revenue	11,340,676	10,063,628
Direct Expense of Operation of Investment Properties which do not generate lease revenue	124,815	581

11.3 As of March 31, 2012, and December 31, 2011, investment properties are not encumbered.

11.4 As of March 31, 2012, and December 31, 2011, there are no commitments to acquire investment properties.

11.5 There are no restrictions on ownership of assets.

Note 12—Other financial liabilities, current and non current

The composition of this item as of March 31, 2012 and December 31, 2011 is the following:

12.1 Types of interest bearing (accruing) loans

	Balance as of 03/31/2012		Balance as of 12/31/2011
Loans	Current	Non-current	Current	Non-current

	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	480,259,825	546,755,782	156,345,921	645,878,724
Bond debt	22,993,970	1,115,038,881	24,531,922	1,141,130,894
Other loans	4,820,087	23,252,935	4,571,948	16,372,497
Time deposits	103,760,940	56,118,082	142,602,017	—
Term savings accounts	1,030,051	—	1,033,220	—
Letters of credit	—	10,646,051	—	10,849,475
Deposits and other demand deposits	2,340,670	—	2,510,178	—
Debt purchase Bretas-Prezunic	21,555,185	133,235,139	—	76,923,594

Total Loans	636,760,728	1,885,046,870	331,595,206	1,891,155,184

Financial liabilities at fair value	Balance as of 03/31/2012		Balance as of 12/31/2011
through profit or loss	Current	Non-current	Current	Non-current

	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities (Non Hedging derivatives)	6,038,689	—	5,150,270	—

Other financial liabilities (Hedging derivatives)	1,801,464	4,335,021	1,121,549	1,592,922
Other financial liabilities Option(*)	229,859,803	—	240,955,817	—

Total Financial Liabilities	237,699,956	4,335,021	247,227,636	1,592,922

Total	874,460,684	1,889,381,891	578,822,842	1,892,748,106

(*)	Net present value of the redeemable amount

Bank loans correspond to loans taken out with banks and financial institutions.

Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.

Other financial liabilities includes derivative contracts (cross currency swaps) and the fair value of options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS”.

12.2 Restrictions.

Our loan agreements and outstanding bonds contain a number of covenants requiring us to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require us to maintain:

-	A ratio of consolidated net financial debt to consolidated net worth not exceeding 1.2 to 1;

-	A ratio of consolidated Net Financial Debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters for such period of less than 4.25 to 1;

-	A ratio of EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters to consolidated financial expense for such period of at least 3.0 to 1;

-	Unencumbered assets in an amount equal to at least 120% of the outstanding total liabilities;

-	Minimum consolidated assets of at least UF50.5 million; and

-	Minimum consolidated net worth of at least UF28.0 million.

As of March 31, 2012 and December 31, 2011 the Company was in compliance with the aforementioned financial debt covenants.

12.3 Short term facilities

In order to finance our acquisition of Prezunic, on January 2, 2012 we entered into a Ch$127.73 billion short-term facility with Banco Santander Chile, as lender (“Santander Short-Term Loan”).

The Santander Short-Term Loan matures on December 28, 2012, and has an annual interest rate equal to the Tasa Bancaria (the Banking Interest Rate, or “TAB”), established by the Asociación de Bancos e Instituciones Financieras (the Association of Banks and Financial Institutions, or “ABIF”), plus 0.4%.

On March 13, 2012, we entered into a short-term facility for approximately U.S.$200 million with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate of the Tasa Cámara, an indexed interest rate established by ABIF, plus 1.86%, and has a maturity date of March 13, 2013.

On April 27, 2012, we entered into a U.S.$750 million committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC (“Morgan Stanley”), The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance our short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 million. The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for eurocurrency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013.

Note 13—Provisions and other liabilities

13.1 Provisions

13.1.1 The composition of this item as of March 31, 2012 and December 31, 2011 is as follows:

Accruals and provision	Current		Non-current
	As of,		As of,
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision	18,115,001	15,425,204	52,750,593	55,049,716
Onerous contracts provision	299,882	296,376	4,581,648	5,290,600

Total	18,414,883	15,721,580	57,332,241	60,340,316

13.2 Roll-forward of provisions:

Provision type	Legal claims	Onerous contracts	Total

	ThCh$	ThCh$	ThCh$
Initial Balance 01/01/2012	70,474,920	5,586,976	76,061,896

Movements in Provisions:
Additional provisions	2,284,985	—	2,284,985
Increase (decrease) in existing provisions	1,258,777	(705,446)	553,331
Acquisitions through business combinations	1,978,495	—	1,978,495
Used provision	(1,322,324)	—	(1,322,324)
Increase (decrease) in foreign exchange rate	(3,809,259)	—	(3,809,259)

Changes in provisions, total	390,674	(705,446)	(314,772)

Total provision, final balance as of 03/31/2012	70,865,594	4,881,530	75,747,124

Provision type	Legal claims	Onerous contracts	Total

	ThCh$	ThCh$	ThCh$
Initial Balance 01/01/2011	53,409,957	2,258,298	55,668,255

Movements in Provisions:
Additional provisions	9,643,074	—	9,643,074
Increase (decrease) in existing provisions	3,609,389	(571,322)	3,038,067
Acquisitions through business combinations	8,811,324	3,900,000	12,711,324
Used provision	(5,143,603)	—	(5,143,603)
Increase (decrease) in foreign exchange rate	144,779	—	144,779

Changes in provisions, total	17,064,963	3,328,678	20,393,641

Total provision, final balance as of 12/31/2011	70,474,920	5,586,976	76,061,896

Note 14—Equity

14.1 Paid-in capital

As of March 31, 2012, the authorized, subscribed and paid-in capital amounts to ThCh$ 927,804,431.

14.2 Subscribed and paid shares

In the extraordinary shareholders meeting held on March 1, 2012 the shareholders agreed to modify the agreement previously taken in the Cencosud S.A. shareholders meeting held on April 29, 2011, in which it was agreed a capital increase of the Company through the issuance of 270,000,000 shares. The shareholder meeting held on March 1, 2012 authorize the board of directors to offer a portion of the mentioned shares in the foreign stock market and also authorize the board of directors to decide the issuance price of the shares.

As of March 31, 2012 the Company’s capital is represented by 2,264,103,215 shares without par value, of one vote per share.

As of March 31, 2012, 39,911,801 issued shares are pending subscription and payment, of which 39,911,801 expire on April 25, 2013.

During the year 2011 and the period ended March 31, 2012, there have been no share movements.

14.3 Dividends

For the three month period ended March 31, 2012, the Company recognized a provision for dividends amounting to ThCh$ 11,686,581 (ThCh$ 19,998,687 for the same period of March, 31 2011) in accordance with the Company’s dividend policy and Chilean Law.

14.4 Changes in ownership interest

The movement presented as increase (decrease) due to changes in ownership interest without a loss of control in the statement of changes in equity principally corresponds to the effect of the exchange of shares between Cencosud S.A. and the minority shareholders which was necessary in order to proceed with the merger of two companies of the Group as resulted in an increase in the Company’s ownership percentage in subsidiary Cencosud Retail.

Note 15—Breakdown of significant results

The items by function from the Statements of Income by Function are described as follows in 16.1, 16.2 and 16.3.

	For the three month period ended March 31,
Expenses by nature of income by function	2012	2011

	ThCh$	ThCh$
Cost of sales	1,566,106,683	1,237,977,198
Distribution cost	4,574,086	3,176,210
Administrative expenses	443,719,937	346,747,289
Other expenses by function	35,597,904	32,128,075

Total	2,049,998,610	1,620,028,772

15.1 Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the three month period ended March 31,
Expenses by nature	2012	2011

	ThCh$	ThCh$
Cost of goods sold	1,512,632,366	1,214,528,307
Other cost of sales	53,474,317	23,448,891
Personnel expenses	269,203,564	205,719,829
Depreciation and amortization	31,994,771	29,513,303
Distribution cost	4,574,086	3,176,210
Maintenance costs and others	35,597,904	32,128,075
Consumption or living expenses	27,184,367	20,379,911
Cleaning	12,440,888	10,120,089
Safety and security	12,697,584	9,901,322
Maintenance	14,692,639	12,201,793
Professional fees	11,592,268	7,270,491
Bags for Customers	7,035,592	6,492,046
Credit card commission	19,174,381	14,471,494
Other	37,703,883	30,677,011

Total	2,049,998,610	1,620,028,772

15.2 Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the three month period ended March 31,
Personnel expenses	2012	2011

	ThCh$	ThCh$
Salaries	212,093,773	159,206,607
Short-term employee benefits	50,393,548	42,332,548
Termination benefits	6,716,243	4,180,674

Total	269,203,564	205,719,829

15.3 Other (losses) gains

	For the three month period ended March 31,
	2012	2011

	ThCh$	ThCh$
UBS Call / Put Option	(6,771,492)	—
Other Net (Losses) Gains	(1,467,350)	576,061

Total	(8,238,842)	576,061

15.4 Other operating income

	For the three month period ended March 31,
	2012	2011

	ThCh$	ThCh$
Sell Carton & Wraps	815,872	847,470
Recovery of fees	172,975	226,455
Increase from revaluation of investment properties	20,954,359	12,151,222
Other Income	476,043	855,002

Total	22,419,249	14,080,149

15.5 Financial results

The following is the financial income detailed for the periods ended:

	For the three month period ended March 31,
Financial results	2012	2011

	ThCh$	ThCh$
Financial income	2,807,718	3,688,969

Financial income	2,807,718	3,688,969
Bank loan expenses	(26,468,975)	(16,015,670)
Bond debt expenses	(14,272,936)	(12,690,155)
Interest on bank loans	(2,725,608)	(1,940,469)
Valuation of financial derivatives, instruments	(6,316,786)	(3,308,336)

Financial Expenses	(49,784,305)	(33,954,630)
Results from price level restatement Chile	(7,070,216)	(3,731,222)
Results from price level restatement brazil	(1,520,391)	(2,527,118)
Results from price level restatement other	(56,667)	—

Results from price level restatement	(8,647,274)	(6,258,340)
Financial debt IFC-ABN Argentina	(923,476)	(1,493,386)
Bond debt USA and Perú	8,129,774	(2,178,947)
Financial debt Perú	412,028	(2,246)
Other exchange rate difference	(998,911)	(5,092)

Exchange rate difference	6,619,415	(3,679,671)

Financial results total	(49,004,446)	(40,203,672)

Note 16—Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

16.1 Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basis on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjunstments and other”.

16.2 Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the three-month periods ended March 31, 2012 and 2011 in thousands of Chilean pesos, is the following:

Regional information, by segment

Consolidated statement of income for the three month period ended March 31, 2012	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,615,903,175	32,811,659	259,319,566	184,479,856	72,450,125	3,944,680	2,168,909,061
Cost of sales	(1,219,170,693)	(5,099,198)	(177,921,145)	(137,056,929)	(26,459,993)	(398,725)	(1,566,106,683)

Gross Margin	396,732,482	27,712,461	81,398,421	47,422,927	45,990,132	3,545,955	602,802,378

Other revenues by function	1,277,304	20,989,481	55,943	95,679	52	790	22,419,249
Sales, general and administrative expenses	(323,446,376)	(7,626,324)	(60,675,146)	(51,181,489)	(22,544,942)	(18,417,650)	(483,891,927)
Financial expenses and income, net	—	—	—	—	—	(46,976,587)	(46,976,587)
Participation in profit or loss of equity method associates	31,750	1,068,246	—	—	—	—	1,099,996
Exchange differences	—	—	—	—	—	6,619,415	6,619,415
Losses from Indexation	—	—	—	—	—	(8,647,724)	(8,647,274)
Other earnings, net	—	—	—	—	—	(8,238,842)	(8,238,842)
Income tax	—	—	—	—	—	(28,310,948)	(28,310,948)
Comprehensive income and expenses from non-controlling interests	—	—	—	—	—	(2,460,404)	(2,460,404)

Profit attributable to controlling shareholders	74,595,160	42,143,864	20,779,218	(3,662,883)	23,445,242	(102,885,545)	54,415,056

Depreciation and amortization	19,898,588	479,633	4,231,594	6,051,858	575,890	757,208	31,994,771

For the three month period ended March 31, 2011
Revenues from ordinary activities	1,268,227,413	29,558,294	227,173,808	143,611,524	65,969,193	4,094,016	1,738,634,248
Cost of sales	(956,830,831)	(4,637,881)	(157,149,774)	(104,046,564)	(14,503,420)	(808,728)	(1,237,977,198)

Gross Margin	311,396,582	24,920,413	70,024,034	39,564,960	51,465,773	3,285,288	500,657,050

Other revenues by function	1,701,196	12,173,659	34,831	—	157,832	12,631	14,080,149
Sales, general and administrative expenses	(249,032,810)	(5,426,328)	(52,280,632)	(37,419,182)	(22,529,690)	(15,362,932)	(382,051,574)
Financial expenses and income, net	—	—	—	—	—	(30,265,661)	(30,265,661)
Participation in profit or loss of equity method associates	22,239	1,165,483	—	—	—	—	1,187,722
Exchange differences	—	—	—	—	—	(3,679,671)	(3,679,671)
Losses from Indexation	—	—	—	—	—	(6,258,340)	(6,258,340)
Other earnings, net	—	—	—	—	—	576,061	576,061
Income tax	—	—	—	—	—	(25,386,387)	(25,386,387)
Comprehensive income and expenses from non-controlling interests	—	—	—	—	—	(3,055,925)	(3,055,925)

Profit attributable to controlling shareholders

	64,087,207	32,833,227	17,778,233	2,145,778	29,093,915	(80,134,936)	65,803,424

Depreciation and amortization	18,618,007	591,655	4,284,678	4,184,920	782,508	1,051,535	29,513,303

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed

16.3 Gross margin by country and segment, in thousands of Chilean :

Gross margin by country and segment

For the three month period ended March 31, 2012	total	Shopping supermarkets	Home centers	Department improvement	Financial services	Support services, financing, adjustments services	Consolidated and other

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	470,448,096	16,453,682	99,668,677	184,479,856	58,607,583	1,480,573	831,138,467
Cost of sales	(360,626,508)	(1,775,877)	(73,647,406)	(137,056,929)	(21,998,269)	(118,240)	(595,223,229)

Gross margin	109,821,588	14,677,805	26,021,271	47,422,927	36,609,314	1,362,333	235,915,238

Argentina
Ordinary income, total	425,722,566	14,771,322	148,832,829	—	10,339,624	2,172,715	601,839,056
Cost of sales	(300,459,448)	(3,092,615)	(96,294,636)	—	(2,691,915)	(245,573)	(402,784,187)

Gross margin	125,263,118	11,678,707	52,538,193	—	7,647,709	1,927,142	199,054,869

Brazil
Ordinary income, total	551,070,656	—	—	—	1,149,621	—	552,220,277
Cost of sales	(429,688,766)	—	—	—	—	—	(429,688,766)

Gross margin	121,381,890	—	—	—	1,149,621		122,531,511

Peru
Ordinary income, total	168,661,856	1,586,655	—	—	2,353,297	291,393	172,893,201
Cost of sales	(128,395,971)	(230,706)	—	—	(1,769,809)	(34,912)	(130,431,398)

Gross margin	40,265,885	1,355,949	—	—	583,488	256,481	42,461,803

Colombia
Ordinary income, total	—	—	10,818,060	—	—	—	10,818,060
Cost of sales	—	—	(7,979,103)	—	—	—	(7,979,103)

Gross margin	—	—	2,838,957	—	—	—	2,838,857

Gross margin by country and segment

For the three month period ended March 31, 2011	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	412,359,285	14,621,519	95,687,430	143,611,524	56,086,958	2,483,650	724,850,366
Cost of sales	(316,958,666)	(1,581,113)	(70,477,958)	(104,046,564)	(11,964,995)	(410,462)	(505,439,758)

Gross margin	95,400,619	13,040,406	25,209,472	39,564,960	44,121,963	2,073,188	219,410,608

Argentina
Ordinary income, total	356,424,612	13,580,849	122,366,552	—	7,095,376	1,070,390	500,537,779
Cost of sales	(254,502,816)	(3,002,200)	(80,146,395)	—	(2,045,080)	(204,434)	(339,900,925)

Gross margin	101,921,796	10,578,649	42,220,157	—	5,050,296	865,956	160,636,854

Brazil
Ordinary income, total	358,667,796	—	—	—	1,837,880	—	360,505,676
Cost of sales	(279,393,014)	—	—	—	—	—	(279,393,014)

Gross margin	79,274,782	—	—	—	1,837,880	—	81,112,662

Peru
Ordinary income, total	140,775,720	1,355,925	—	—	948,979	539,977	143,620,601
Cost of sales	(105,976,335)	(54,569)	—	—	(493,345)	(193,831)	(106,718,080)

Gross margin	34,799,385	1,301,356	—	—	455,634	346,146	36,902,521

Colombia
Ordinary income, total	—	—	9,119,826	—	—	—	9,119,826
Cost of sales	—	—	(6,525,421)	—	—	—	(6,525,421)

Gross margin	—	—	2,594,405	—	—	—	2,594,405

16.4 Regional information by segment: Non-current assets

Regional information by segment

Non current assets at March 31, 2012	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current	—	—	—	—	—	31,949,434	31,949,434
Other non-financial assets, non-current	—	—	—	—	—	35,276,297	35,276,297
Trade receivables and other receivables, non-current	35,996,577	—	—	—	158,796,870	2,810,932	197,604,379
Equity method investments	932,919	38,602,862	—	—	11,707	—	39,547,488
Intangible assets other than goodwill	143,839,317	—	—	120,754,314	205,608,697	23,569,935	493,772,263
Goodwill	—	—	—	—	—	1,163,341,377	1,163,341,377
Property, plant and equipment	1,384,016,068	213,808,629	361,159,718	287,959,905	6,168,583	40,012,813	2,293,125,716
Investment property	—	1,342,049,499	—	—	—	—	1,342,049,499
Deferred income tax assets	—	—	—	—	—	160,938,280	160,938,280

Total non-current assets	1,564,784,881	1,594,460,990	361,159,718	408,714,219	370,585,857	1,457,899,068	5,757,604,733

Regional information by segment

Non current assets at December 31, 2011	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets, non-current	—	—	—	—	—	46,979,614	46,979,614
Other non-financial assets, non-current	—	—	—	—	—	35,051,959	35,051,959
Trade receivables and other receivables, non-current	32,932,917	—	—	—	177,172,609	3,022,990	213,128,516
Equity method investments	920,899	37,897,834	—	—	11,707	—	38,830,440
Intangible assets other than goodwill	148,458,304	—	—	120,754,314	205,608,697	26,825,617	501,646,932
Goodwill	—	—	—	—	—	1,001,778,510	1,001,778,510
Property, plant and equipment	1,354,465,551	207,931,976	363,238,824	288,756,624	6,103,646	39,792,569	2,260,289,190
Investment property	—	1,310,143,075	—	—	—	—	1,310,143,075
Deferred income tax assets	—	—	—	—	—	154,163,285	154,163,285

Total non-current assets	1,536,777,671	1,555,972,885	363,238,824	409,510,938	388,896,659	1,307,614,544	5,562,011,521

16.5 Information by country, assets and liabilities

Assets and liabilities by country

At March 31, 2012	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,212,489,845	1,298,960,398	1,435,064,503	776,235,579	91,497,451	7,814,247,776
Total liabilities	3,194,885,027	708,817,353	660,478,849	307,251,591	16,169,747	4,892,602,657

At December 31, 2011	Chile	Argentina	Brazil	Peru	Colombia	total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,260,639,074	1,373,378,310	1,134,623,723	801,584,506	86,335,385	7,656,560,998
Total liabilities	3,110,020,224	769,041,760	486,627,048	311,404,769	9,832,993	4,686,926,794

Long lived assets by country

At March 31, 2012	Chile	Argentina	Brazil	Peru	Colombia	total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non financial assets	27,400,745	7,476,943	398,609	—	—	35,276,297
Trade receivables and other receivables	151,472,178	10,277,615	34,496,106	1,358,480	—	197,604,379
Equity Method investments	38,614,569	3,867	—	929,052	—	39,547,488
Intangible assets other than goodwill	336,815,933	773,320	60,274,894	95,908,116	—	493,772,263
Goodwill	234,741,055	5,180,172	680,669,444	242,750,706	—	1,163,341,377
Property Plant and Equipment	1,183,695,333	490,617,800	289,592,974	277,263,194	51,956,415	2,293,125,716
Investment Property	976,169,775	259,346,692	—	99,243,032	7,290,000	1,342,049,499

Long lived assets—Total	2,948,909,588	773,676,409	1,065,432,027	717,452,580	59,246,415	5,564,717,019

At December 31, 2011	Chile	Argentina	Brazil	Peru	Colombia	total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non financial assets	27,641,021	6,900,578	510,360	—	—	35,051,959
Trade receivables and other receivables	168,264,320	12,085,175	31,319,000	1,460,021	—	213,128,516
Equity Method investments	37,909,541	(14,578)	—	935,477	—	38,830,440
Intangible assets other than goodwill	337,181,398	872,095	62,457,143	101,136,296	—	501,646,932
Goodwill	234,848,286	5,614,481	505,459,120	255,856,623	—	1,001,778,510
Property Plant and Equipment	1,163,984,292	521,365,259	244,257,603	278,191,626	52,490,410	2,260,289,190
Investment Property	918,662,623	280,409,706	—	103,780,746	7,290,000	1,310,143,075

Long lived assets—Total	2,888,491,481	827,232,716	844,003,226	741,360,789	59,780,410	5,360,868,622

16.6 Regional Information, including intersegments is as follows:

	For the three month period ended March 31, 2012
Regional information, by segment	Total segment revenue	Inter - segment revenue	Revenue from external customer

	ThCh$	ThCh$	ThCh$
Supermarkets	1,615,903,175	—	1,615,903,175
Shopping	53,437,810	20,626,151	32,811,659
Home Improvement	261,217,708	1,898,142	259,319,566
Department stores	184,479,856	—	184,479,856
Financial Services	72,450,125	—	72,450,125
Others	3,944,680	—	3,944,680

Total	2,191,433,354	22,524,293	2,168,909,061

	For the three month period ended March 31, 2011
Regional information, by segment	Total segment revenue	Inter - segment revenue	Revenue from external customer

	ThCh$	ThCh$	ThCh$
Supermarkets	1,268,227,413	—	1,268,227,413
Shopping	47,981,722	18,423,428	29,558,294
Home Improvement	228,672,261	1,498,453	227,173,808
Department stores	143,611,524	—	143,611,524
Financial Services	65,969,193	—	65,969,193
Others	4,094,016	—	4,094,016

Total	1,758,556,129	19,921,881	1,738,634,248

Note 17—Restrictions, contingencies, legal proceedings and other matters

-	The subsidiary Cencosud S.A. (Argentina) has guaranteed some guarantee deposits received from concessionaires with real rights. The pledged assets are mortgaged real estate with guarantee deposits received as of March 31, 2012 and as of December 31, 2011 of ThCh$ 3,940,406 and ThCh$ 4,194,354, respectively.

-	In December 2006, the National Consumer Service (SERNAC) filed a class action suit before the Courts of Justice against Cencosud Administradora de Tarjetas S.A., which was notified of the suit in January 2007. The first instance court issued its decision on December 31, 2010, ruling in the plaintiff’s favor and sentencing the defendant to return the excess money charged. It accepted the statute of limitations claim alleged by our side only with respect to charges made before December 7, 2006; it sentenced the defendant to pay each affected consumer one monthly tax unit and to pay the government a fine of 50 monthly tax units. As a result of legal opinions from experts in the matter, Cencosud Administradora de Tarjetas S.A. appealed the aforementioned ruling. On October 3, 2011, the Santiago Court of Appeals issued its ruling, upholding the statute of limitations argument and, as a result, overturned the first instance ruling. The case is currently pending before the Supreme Court of Chile.

-	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of period end. The amounts of these claims are covered by a civil liability insurance policy.

-	A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

-	A class action suit was also filed against the indirectly controlled affiliate G Barbosa Comercial (Brazil) filed by the Retail and Service Establishment Employees Union, Paulo Afonso and the Region based on the alleged violation of the clause in the Collective Bargaining Agreement that prohibits stores in this region from operating on Sundays after 13:00 hours. The request for payment of fines to the union has been confirmed in the first and second instance rulings and today is awaiting the decision on an appeal.

There is no evidence that could support a reasonable estimate of the amount in question, given the extreme difficulty of determining the number of employees allegedly affected by the work schedule at that time.

Contingencies and legal proceedings disclosed above are deemed to be of a remote outcome.

Note 18—Stock options

As of March 31, 2012, the Company has a share-based compensation plan for executives of Cencosud S.A. and Affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives	Stock options granted to key executives

Nature of the agreement	Incentive plan of performance-Stock	Incentive plan of performance - Stock
Date issued	1/1/2010	1/1/2010
Shares granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$ 1,750	Ch$ 1,750
Fair value at granted date	Ch$ 1,766.8	Ch$ 1,766.8
Expected term (in years)	3.3	3.3
Condition to entitle stock options

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship.

b)From the date of signing the contract and until the grant date of shares, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion.

		The grant of these shares is subject to the condition precedent that the EBITDA for the year ended December 31, 2012 (meaning the Consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes and excluding the variation of adjustment unit and change by revaluation of investment properties) increase 100% or more based on the EBITDA for the year ended December 31, 2009 (amounting to ThCh$ 403,210,000. The EBITDA is calculated based only on the businesses that the Company has or operates as of signing date and will exclude any acquisition (such as purchase, merger, or other similar transaction) made by the Company of new businesses.

Payment	Cash	Cash
Data Entry Options Pricing Model Used for Stock Options Granted During the Period Weighted Average Price of Shares Used	Ch$ 1,766.8	Ch$ 1,766.8
Exercise price	Ch$ 1,750	Ch$ 1,750
Expected volatility	16.0%	16.0%
Expected term (in years)	3.3	3.3
Risk free interest	5%	5%
Expected dividends	0%	0%
Anticipated % of executives leaving the plan (granted date)	10%	10%
Fair value of the instrument at grant date	Ch$ 331.87	Ch$ 331.87

	Numbers of shares
Stock options granted to key executives	March 31, 2012	December 31, 2011

	ThCh$	ThCh$
Outstanding as of the beginning of the period	22,717,830	23,412,830
Granted during the period	13,251	735,000
Forfeited during the period	(550,000)	(1,430,000)
Outstanding at the end of the period	22,181,081	22,717,830
Vested and expected to vest at the end of the period	22,181,081	22,717,830
Eligible for exercise at the end of the period	267	271

Stock options-Impact in Statement of Income by function for the three-month periods ended

March 31, 2012 and 2011	2012	2011

	ThCh$	ThCh$
Impact in the Statement of Income by function	574,391	2,297,562

At the end of each reporting period, the group revises its estimates of the number of options that are expected to vest. At March 31, 2012 an 2011, the Company expected to vest 22,500,000 shares.

When the options are exercised, the company will decide if new compensation plans are issued with stock-option based payments. Currently there are no definitions related to this matter.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

Note 19—Subsequent events

In the ordinary shareholders meeting held on April 24 of 2012 the shareholders agreed to pay a minimun mandatory final dividend by ThCh$23,259,383 per share related to profit for the year 2011, which is equivalent to a total of ThCh$53,259,383.The dividend payment will be on May 4th, 2012.

As of the date of the issuance of these Unaudited Condensed Interim Consolidated Financial Statements, no subsequent events were identified that could affect their presentation.

91,304,348 Shares

Cencosud S.A.

Common stock in the form of American

Depositary Shares

Prospectus

Global coordinators and joint bookrunners

J.P. Morgan	UBS Investment Bank

Joint bookrunners

Morgan Stanley	Credit Suisse

BBVA	Santander

June 21, 2012

Until July 31, 2012 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.